UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

**Date of report (Date of earliest event reported):
December 17, 2012**

Commission file number: **001-14236**   *(FelCor Lodging Trust Incorporated)*

Commission file number: **333-39595-01**   *(FelCor Lodging Limited Partnership)*

FelCor Lodging Trust Incorporated
FelCor Lodging Limited Partnership

(Exact Name of Registrant as Specified in Charter)

Maryland	*(FelCor Lodging Trust Incorporated)*	**75-2541756**
Delaware	*(FelCor Lodging Limited Partnership)*	**75-2544994**
(State or other jurisdiction of incorporation)		(I.R.S. Employer Identification Number)

545 E. John Carpenter Frwy. Suite 1300
Dallas, TX
(Address of principal
executive offices)   **75062**
                                                         (Zip code)

(972) 444-4900
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01   **Entry into a Material Definitive Agreement.**

Notes Offering

Indenture

On December 17, 2012, FelCor Lodging Limited Partnership ("FelCor LP"), a subsidiary, and the operating partnership, of FelCor Lodging Trust Incorporated (the "Company" or "FelCor"), issued $525 million in aggregate principal amount of senior secured notes (the "Notes"). The Notes bear interest at 5.625% per year and mature on March 1, 2023, are guaranteed by the Company and certain of its subsidiaries, and are expected to be secured by a combination of (i) first lien mortgages and related security interests on ten hotels and (ii) pledges of equity interests in certain subsidiaries of FelCor LP. The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons outside the United States under Regulation S of the Securities Act.

The net proceeds of the offering were approximately $516 million after fees and expenses. The Company intends to use the net proceeds from the offering to (i) repay the outstanding principal amount ($187 million) under that certain Credit Agreement, dated as of May 3, 2010, by and among certain subsidiaries of the Company and Fortress Credit Corp. (the "***Fortress Loan***"), which is secured by seven hotels, including six hotels that are expected to comprise part of the security for the Notes, plus accrued interest and yield maintenance, and (ii) fund the redemption of $258 million in aggregate principal amount of FelCor LP's existing 10% Senior Secured Notes due 2014, plus accrued unpaid interest and any applicable redemption premium. The remaining net proceeds from the offering will be used for general corporate purposes (including repaying outstanding indebtedness).

The Notes are governed by an indenture (the "Indenture") entered into by FelCor LP, the Company and certain subsidiaries of the Company party thereto, as guarantors, and U.S. Bank National Association, as trustee, collateral agent, registrar and paying agent. A copy of the Indenture is attached hereto as Exhibit 4.1 and incorporated herein by reference.

The Indenture contains certain covenants limiting or prohibiting FelCor LP's ability to: (i) pay dividends and other distributions with respect to equity interests and purchase, redeem or retire equity interests; (ii) incur incremental indebtedness or issue preferred equity interests; (iii) enter into certain asset sales; (iv) enter into transactions with affiliates; (v) incur liens on assets to secure certain debt; and (vi) engage in certain mergers or consolidations and transfers of assets. The Indenture also contains customary event of default provisions. The Indenture provides that FelCor LP will offer to repurchase the Notes upon a change of control at a purchase price equal to 101% of the debt outstanding under the Notes. Under certain circumstances, upon the occurrence of an event of default, the holders of the Notes or the Trustee may declare the outstanding debt due and payable. FelCor LP may redeem some or all of the Notes at any time on or after March 1, 2018, at the redemption prices listed in the Indenture. Prior to March 1, 2018, FelCor LP may redeem the Notes at a price equal to 100% of the principal amount plus a "make-whole" premium. In addition, until December 15, 2015, FelCor LP may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings.

Registration Rights Agreement

In connection with issuing the Notes, the Company, FelCor LP and certain subsidiaries of the Company entered into a registration rights agreement (the "Registration Rights Agreement") with J.P. Morgan Securities LLC on its own behalf and as representative of the other initial purchasers of the Notes. The Company and FelCor LP have agreed to use their commercially reasonable efforts, at their cost, to file and cause to become effective an exchange offer registration statement with respect to an offer to exchange the Notes for notes identical to the Notes (except that the exchanged notes will not have restrictions on transfer), or, under certain circumstances to file a shelf registration statement to cover the resale of the Notes. The Registration Rights Agreement provides that the exchange offer will remain open for at least 20 business days after notice is mailed to the holders of the Notes. If the Company and FelCor LP fail to file a registration statement required by the Registration Rights Agreement within the prescribed time periods, or any such registration statement is not declared effective within the prescribed time periods, FelCor LP will be required to pay additional interest to the holders of the Notes. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

Pledge Agreement and Mortgages

FelCor LP, as pledgor, entered into a pledge agreement (the "Pledge Agreement") with U.S. Bank National Association, as collateral agent ("Collateral Agent"), pursuant to which FelCor LP granted a security interest in equity interests of certain of its subsidiaries to the Collateral Agent. Certain subsidiaries of the Company are also expected to enter into additional pledge agreements, pursuant to which such subsidiaries will grant security interests in certain equity interests to the Collateral Agent. In addition, certain subsidiaries of the Company are expected to enter into mortgages or deeds of trust with the Collateral Agent, pursuant to which the subsidiaries will grant mortgage liens and security interests in the hotel properties and related assets owned by them to the Collateral Agent. These security interests will be released automatically upon payment in full of all amounts due under the Notes or otherwise upon release by the Trustee in accordance with the Indenture. A copy of the Pledge Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

<u>Amended and Restated Credit Agreement</u>

On December 18, 2012, certain subsidiaries of the Company and FelCor LP entered into an Amended and Restated Revolving Credit Agreement (the "A&R Credit Agreement") with JPMorgan Chase Bank, N.A., as the administrative agent and lender, and the other lenders thereto, which amends and restates the existing Revolving Credit Agreement, dated as of March 4, 2011, as amended to date, providing for a revolving commitment of up to $225,000,000 (the "Facility").

Under the A&R Credit Agreement, assuming exercise of a one-year extension option (which is subject to satisfaction of certain conditions), the Facility matures in June 2017 (extended from August 2015). Borrowings under the Facility bear interest at LIBOR (no floor) plus 3.375% (reduced from LIBOR (no floor) plus 4.50%). In addition to interest payable on amounts outstanding under the Facility, we will pay a 0.40% quarterly fee (reduced from 0.50%) on the undrawn portion of the Facility. The Facility continues to be guaranteed by the Company and FelCor LP pursuant to an Amended and Restated Guaranty Agreement (the "A&R Guaranty") and is secured by mortgages and related security interests on eight hotels. As long as the Notes remain outstanding, the Facility imposes no corporate covenants; otherwise, the Facility adopts the same corporate covenants as applicable currently to the Notes. The A&R Credit Agreement includes rights to partial release and substitution of properties, subject to certain conditions, and the Facility is subject to acceleration upon the occurrence of certain events of default. A copy of the A&R Credit Agreement and a copy of the A&R Guaranty are attached hereto as Exhibit 10.2 and 10.3, respectively, and are incorporated herein by reference.

Item 1.02   Termination of a Material Definitive Agreement.

As discussed under "Indenture" under Item 1.01 above, the Company intends to use a portion of the net proceeds from the offering of the Notes to fully repay and terminate the Fortress Loan. Upon funding of the Notes, the Company sent an irrevocable notice of prepayment to Fortress Credit Corp., as administrative agent under the Fortress Loan, announcing its intention to prepay the Fortress Loan on December 31, 2012. The outstanding principal amount of the Fortress loan is $187 million, and the Company will pay approximately $191 million to fully repay the outstanding balance, including accrued interest and yield maintenance. The Fortress Loan bears interest at the current rate of 8.1% per year and is secured by seven hotels, including six hotels that are expected to comprise part of the security for the Notes.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

See "Indenture" and "Amended and Restated Credit Agreement" under Item 1.01 above, which is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Exhibit
4.1	Indenture, dated as of December 17, 2012, between FelCor Lodging Limited Partnership, FelCor Lodging Trust Incorporated, the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee, collateral agent, registrar and paying agent.
4.2	Registration Rights Agreement, dated December 17, 2012, among FelCor Lodging Limited Partnership, FelCor Lodging Trust Incorporated, the subsidiary guarantors named therein, and J.P. Morgan Securities LLC.
10.1	Pledge Agreement, dated as of December 17, 2012, by FelCor Lodging Limited Partnership, in favor of U.S. Bank National Association, as collateral agent.
10.2	Amended and Restated Credit Agreement, dated as of December 18, 2012, among FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C., and Miami AP Hotel, L.L.C., as borrowers, and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders that are parties thereto.
10.3	Amended and Restated Guaranty Agreement to the Amended and Restated Revolving Credit Agreement, dated as of December 18, 2012, by FelCor Lodging Trust Incorporated and FelCor Lodging Limited Partnership in favor of JPMorgan Chase Bank, N.A., as administrative agent, on behalf of the lenders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: December 19, 2012   FelCor Lodging Trust Incorporated

By: /s/Jonathan H. Yellen

Jonathan H. Yellen
Executive Vice President, General Counsel and Secretary

Date: December 19, 2012   FelCor Lodging Limited Partnership
a Delaware limited partnership

By: FelCor Lodging Trust Incorporated
its general partner

By: /s/Jonathan H. Yellen

Jonathan H. Yellen
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	Indenture, dated as of December 17, 2012, between FelCor Lodging Limited Partnership, FelCor Lodging Trust Incorporated, the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee, collateral agent, registrar and paying agent.
4.2	Registration Rights Agreement, dated December 17, 2012, among FelCor Lodging Limited Partnership, FelCor Lodging Trust Incorporated, the subsidiary guarantors named therein, and J.P. Morgan Securities LLC.
10.1	Pledge Agreement, dated as of December 17, 2012, by FelCor Lodging Limited Partnership, in favor of U.S. Bank National Association, as collateral agent.
10.2	Amended and Restated Credit Agreement, dated as of December 18, 2012, among FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C., and Miami AP Hotel, L.L.C., as borrowers, and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders that are parties thereto.
10.3	Amended and Restated Guaranty Agreement to the Amended and Restated Revolving Credit Agreement, dated as of December 18, 2012, by FelCor Lodging Trust Incorporated and FelCor Lodging Limited Partnership in favor of JPMorgan Chase Bank, N.A., as administrative agent, on behalf of the lenders.

FELCOR LODGING LIMITED PARTNERSHIP,
as Issuer,

and

U.S. BANK NATIONAL ASSOCIATION,

as Trustee, Collateral Agent, Registrar and Paying Agent

————————————

INDENTURE

Dated as of December 17, 2012

————————————

5.625% Senior Secured Notes due 2023

CROSS-REFERENCE TABLE

TIA Sections	Indenture Sections
Section 310(a)(1)	7.10
(a)(2)	7.10
(b)	7.08
Section 311	7.03
Section 313(a)	7.06
Section 313(c)	7.06; 10.02
Section 314(a)	4.19; 10.02
(a)(4)	4.18; 10.02
(b)	12.04
(c)(1)	10.03
(c)(2)	10.03
(d)	12.06
(e)	10.04
Section 315(b)	7.05; 10.02
Section 316(a)(1)(A)	2.10
(a)(1)(B)	6.04
(b)	6.07
Section 317(a)(1)	6.08
(a)(2)	6.09
Section 318(a)	10.01
(c)	10.01

*Note: The Cross-Reference Table shall not for any purpose be deemed to be a part of the Indenture.

TABLE OF CONTENTS

ARTICLE FOUR

COVENANTS

ARTICLE FIVE

SUCCESSOR CORPORATION

ARTICLE SIX

DEFAULT AND REMEDIES

ARTICLE SEVEN

TRUSTEE

ARTICLE EIGHT

DISCHARGE OF INDENTURE

ARTICLE NINE

AMENDMENTS, SUPPLEMENTS AND WAIVERS

ARTICLE TEN

MISCELLANEOUS

ARTICLE ELEVEN

GUARANTEE OF THE NOTES

ARTICLE TWELVE

SECURITY

INDENTURE, dated as of December 17, 2012, between FelCor Lodging Limited Partnership, a Delaware limited partnership ("*FelCor LP*"), FelCor Lodging Trust Incorporated, a Maryland corporation, the Guarantors (as defined herein) and U.S. Bank National Association, a federal savings bank, as trustee (the "*Trustee*"), collateral agent ("*Collateral Agent*"), registrar ("*Registrar*") and paying agent ("*Paying Agent*").

RECITALS OF COMPANY

FelCor LP has duly authorized the execution and delivery of this Indenture to provide for the issuance initially of up to $525,000,000 aggregate principal amount at maturity of FelCor LP's 5.625% Senior Secured Notes due 2023 issuable as provided in this Indenture. All things necessary to make this Indenture a valid agreement of FelCor LP in accordance with its terms have been done, and FelCor LP has done all things necessary to make the Notes, when executed by FelCor LP and authenticated and delivered by the authenticating agent hereunder and duly issued by FelCor LP, the valid obligations of FelCor LP as hereinafter provided.

This Indenture is subject to, and shall be governed by, the provisions of the Trust Indenture Act of 1939, as amended, that are required to be a part of and to govern indentures qualified under the Trust Indenture Act of 1939, as amended.

AND THIS INDENTURE FURTHER WITNESSETH

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE ONE

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01. *Definitions.*

"*Acceptable Event of Loss Commitment*" has the meaning provided in Section 4.12.

"*Acquired Indebtedness*" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary and not Incurred by such Person in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; *provided* that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

"*Additional Interest*" means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

"*Additional Lien*" has the meaning provided in Section 4.09.

"*Additional Pari Passu Collateral*" has the meaning provided for it under the term "Additional Pari Passu Indebtedness."

"*Additional Pari Passu Indebtedness*" means any Indebtedness Incurred by FelCor LP, FelCor or any Subsidiary Guarantor other than the Notes issued hereby so long as (i) such Indebtedness, together with the Notes, are secured equally and ratably on a first priority basis by additional owned or leased real property and related operating assets ("*Additional Pari Passu Collateral*") which have an appraisal value (as determined by the report or analysis of a nationally recognized independent appraiser selected by FelCor LP and delivered to the Trustee and the Collateral Agent) of not less than (x) 100% of the aggregate principal amount of such Indebtedness if so Incurred prior to the second anniversary of the Closing Date and (y) 125% of the aggregate principal amount of such Indebtedness if so Incurred on or after the second anniversary of the Closing Date, (ii) except in the case of additional Notes issued

under this Indenture after the Closing Date, the holders of such Indebtedness will enter into an Intercreditor Agreement with respect to such Additional Pari Passu Collateral and the Collateral and (iii) such Indebtedness is otherwise permitted to be incurred under Section 4.03(d)(vii).

"*Adjusted Consolidated Net Income*" means, for any period, the aggregate net income (or loss) of FelCor, FelCor LP and their respective Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP (without taking into account Unrestricted Subsidiaries) plus the minority interest in FelCor LP, if applicable; *provided* that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

(i)   the net income (or loss) of any Person, other than FelCor LP, FelCor or a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to FelCor LP, FelCor or any of their respective Restricted Subsidiaries by such Person during such period;

(ii)   the net income (or loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(iii)   any after-tax gains or losses attributable to Asset Sales;

(iv)   any after-tax gains or losses from the extinguishment of debt including gains and losses from the termination of interest rate hedge transactions;

(v)   for so long as the Notes are not rated Investment Grade, any amount paid or accrued as dividends on Preferred Stock of FelCor LP, FelCor or any Restricted Subsidiary owned by Persons other than FelCor or FelCor LP and any of their respective Restricted Subsidiaries;

(vi)   all extraordinary gains and extraordinary losses including, without limitation, gains and losses from any Casualty;

(vii)   any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(viii)   any non-cash goodwill or intangible asset impairment charges resulting from the application of Statement of Financial Accounting Standards Nos. 141, 141R or 142, as applicable, and non-cash charges relating to the amortization of intangibles resulting from the application of Statement of Financial Accounting Standards Nos. 141 or 141R, as applicable; and

(ix)   all non-cash expenses related to stock-based compensation plans or other non-cash compensation, including stock option non-cash expenses.

"*Adjusted Consolidated Net Tangible Assets*" means the total amount of assets of FelCor LP, FelCor and their respective Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write ups of capital assets (excluding write ups in connection with accounting for acquisitions in conformity with GAAP), after deducting from the total amount of assets:

(i)   all current liabilities of FelCor LP, FelCor and their respective Restricted Subsidiaries, excluding intercompany items, and

(ii)   all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to Section 4.19.

"*Adjusted Total Assets*" means, for any Person, the sum of:

        (i)   Total Assets for such Person as of the end of the calendar quarter preceding the Transaction Date as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to Section 4.19, and

        (ii)   any increase in Total Assets following the end of such quarter including, without limitation, any increase in Total Assets resulting from the application of the proceeds of any additional Indebtedness.

"*Adjusted Treasury Rate*" means, with respect to any Redemption Date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity corresponding to the Comparable Treasury Issue with respect to the Notes called for redemption (if no maturity is within three months before or after March 1, 2018, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date, in each case calculated on the third business day immediately preceding the Redemption Date, plus, in the case of each of clause (i) and (ii), 0.50%.

"*Affiliate*" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "*control*" (including, with correlative meanings, the terms "*controlling*," "*controlled by*" and "*under common control with*"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"*After-Acquired Property*" has the meaning provided in Section 4.24.

"*Agent*" means Collateral Agent, any Registrar, Paying Agent, authenticating agent or co-Registrar.

"*Agent Members*" has the meaning provided in Section 2.07(a).

"*Applicable Premium*" means, at any Redemption Date, the greater of (1) 1.0% of the principal amount of the Notes and (2) the excess of (A) the present value at such Redemption Date of (x) the Redemption Price of the Notes on March 1, 2018 plus (y) all required remaining scheduled interest payments due on the Notes through March 1, 2018 (excluding accrued and unpaid interest), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of the Notes on such Redemption Date.

"*Asset Acquisition*" means:

        (i)   an investment by FelCor LP or FelCor or any of their respective Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with FelCor LP or FelCor or any of their respective Restricted Subsidiaries; *provided* that such Person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such investment; or

        (ii)   an acquisition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries from any other Person that constitutes substantially all of a division or line of business, or one or more hotel properties, of such Person; *provided* that the property and assets acquired are related, ancillary,

incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such acquisition.

"*Asset Disposition*" means the sale or other disposition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than to FelCor LP, FelCor or another Restricted Subsidiary, of:

> (i)　　all or substantially all of the Capital Stock of any Restricted Subsidiary, or

> (ii)　　all or substantially all of the assets that constitute a division or line of business, or one or more hotel properties, of FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

"*Asset Sale*" means a Collateral Asset Sale or a Non-Collateral Asset Sale, as the case may be.

"*Average Life*" means at any date of determination with respect to any debt security, the quotient obtained by dividing:

> (i)　　the sum of the products of:

> > (a)　　the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security, and

> > (b)　　the amount of such principal payment; by

> (ii)　　the sum of all such principal payments.

"*Board of Directors*" means (i) with respect to FelCor, the Board of Directors of FelCor, (ii) with respect to FelCor LP, the Board of Directors of its general partner, (iii) with respect to the Subsidiary Guarantors, the board of directors of its general partner or manager, as the case may be, or, in each case of (i), (ii) and (iii) above, any committee of such Board of Directors duly authorized to act under this Indenture, and (iv) with respect to any other Person, the board or committee serving a similar function.

"*Board Resolution*" means a copy of a resolution, certified by the Secretary of such Person to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"*Business Day*" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, or in the city of the Corporate Trust Office of the Trustee, are authorized by law to close.

"*Capital Stock*" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting), including partnership interests, whether general or limited, in the equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock, Preferred Stock and Units.

"*Capitalized Lease*" means, as applied to any Person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

"*Capitalized Lease Obligations*" means the discounted present value of the rental obligations under a Capitalized Lease as reflected on the balance sheet of such Person in accordance with GAAP.

"*Casualty*" means any casualty, loss, damage, destruction or other similar loss with respect to real or personal property or improvements.

"*Change of Control*" means such time as:

(i)　　a "person" or "group" (as such terms are defined in Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of FelCor or, other than by FelCor, of FelCor LP on a fully-diluted basis; or

(ii)　　individuals who on the Closing Date constitute the Board of Directors (together with any new or replacement directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by FelCor's shareholders was approved by a vote of at least a majority of the members of the Board of Directors then still in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

"*Change of Control Offer*" has the meaning provided in Section 4.13.

"*Change of Control Payment*" has the meaning provided in Section 4.13.

"*Change of Control Payment Date*" has the meaning provided in Section 4.13.

"*Closing Date*" means December 17, 2012.

"*Collateral*" means any property, assets, proceeds or other items that may be pledged as security for the Notes (including, without limitation, any Additional Pari Passu Collateral, Pledged Collateral, Mortgaged Property, Replacement Collateral and After-Acquired Property), whether pursuant to Sections 4.09, 4.10, 4.12, 4.23, 4.24, Article Twelve or otherwise; *provided* that Collateral shall exclude any securities to be excluded from the Collateral pursuant to the Pledge Agreement.

"*Collateral Agent*" has the meaning provided in Section 12.09.

"*Collateral Asset Sale*" means the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of Collateral; *provided*, *however*, that the sale, conveyance, transfer or other disposition of assets or property among FelCor LP, FelCor or any Restricted Subsidiary in connection with and in anticipation of granting liens on such assets or properties for the benefit of the Holders shall not constitute a Collateral Asset Sale.

"*Collateral Asset Sale Offer Payment Date*" has the meaning provided in Section 4.10.

"*Collateral Asset Sale Payment*" has the meaning provided in Section 4.10.

"*Collateral Documents*" means, collectively, one or more Deeds of Trust, the Pledge Agreement, intercreditor agreements (including the Intercreditor Agreement), if any, and any other security agreement, pledge agreement, financing statement or other document applicable to the Collateral, each as amended from time to time, and any other instruments of assignment or other instruments or agreements executed pursuant to the foregoing.

"*Collateral Excess Proceeds*" has the meaning provided in Section 4.10.

"*Collateral Hotel EBITDA*" means Consolidated EBITDA derived solely from the Restricted Hotels computed in the manner that FelCor LP calculates and reports Hotel EBITDA for its hotels.

"*Collateral Hotel Interest Coverage Ratio*" means, on any date a certificate is required to be delivered to the Trustee pursuant to Section 4.19 (a "*Report Date*"), the ratio of:

(1)　　the aggregate amount of Collateral Hotel EBITDA for the then most recent four fiscal quarters prior to such Report Date for which reports have been filed with the Commission or provided to the Trustee pursuant to Section 4.19 (a "*Four Quarter Period*"); to

(2)	the aggregate Collateral Hotel Interest Expense during such Four Quarter Period.

In making the foregoing calculation, the following, to the extent they apply to any Restricted Hotel, shall be taken into account:

(1)	*pro forma* effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period ("*Reference Period*") commencing on the first day of the Four Quarter Period and ending on the Report Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of FelCor LP or FelCor (as evidenced by an Officers' Certificate), to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period; and

(2)	Collateral Hotel Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a *pro forma* basis and bearing a floating interest rate shall be computed as if the rate in effect on the Report Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

"*Collateral Hotel Interest Expense*" means Consolidated Interest Expense attributable to the Notes and any other Indebtedness secured by any Restricted Hotel.

"*Commission*" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties at such time.

"*Common Stock*" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have no preference on liquidation or with respect to distributions over any other class of Capital Stock, including partnership interests, whether general or limited, of such Person's equity, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of common stock.

"*Company Order*" means a written request or order signed in the name of a Person (i) by its Chairman, a Vice Chairman, its President, a Vice President, manager or similar officer of its general partner and (ii) by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, manager or similar officer of its general partner and delivered to the Trustee; *provided*, *however*, that such written request or order may be signed by any two of the officers or directors listed in clause (i) above in lieu of being signed by one of such officers or directors listed in such clause (i) and one of the officers listed in clause (ii) above.

"*Comparable Treasury Issue*" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the Redemption Date to March 1, 2018 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to March 1, 2018.

"*Comparable Treasury Price*" means, with respect to any Redemption Date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Quotation Agent, Reference Treasury Dealer Quotations for the Redemption Date.

"*Condemnation*" means any taking by a governmental authority of assets or property, or any part thereof or interest therein, for public or quasi-public use under the power of eminent domain, by reason of any public improvement or condemnation or in any other manner.

"*Consolidated EBITDA*" means, for any period, without duplication, Adjusted Consolidated Net Income for such period *plus*, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

        (i)   Consolidated Interest Expense, and to the extent not reflected in Consolidated Interest Expense but otherwise deducted in calculating Adjusted Consolidated Net Income, (1) amortization of original issue discount with respect to (x) the Notes and (y) any other Indebtedness Incurred after the Closing Date and (2) the interest portion of any deferred payment obligation, calculated in accordance with GAAP,

        (ii)   income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets),

        (iii)   depreciation expense,

        (iv)   amortization expense, and

        (v)   all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made),

less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for FelCor LP, FelCor and their respective Restricted Subsidiaries in conformity with GAAP; *provided* that, if any Restricted Subsidiary is not a Wholly-Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to:

        (a)   the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary *multiplied by*

        (b)   the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

"*Consolidated Interest Expense*" means, for any period, without duplication, the aggregate amount of interest expense in respect of Indebtedness during such period, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP, including, without limitation:

        (a)   for all purposes other than for Section 4.04, the interest portion of any deferred payment obligation not Incurred in the ordinary course of business, calculated in accordance with GAAP;

        (b)   solely for the purposes of Section 4.04, (i) amortization of original issue discount with respect to (x) the Notes, (y) the Existing Senior Secured Notes and (z) any other Indebtedness Incurred after the Closing Date and (ii) the interest portion of any deferred payment obligation, calculated in accordance with GAAP;

        (c)   all commissions, discounts and other fees and expenses owed with respect to letters of credit and bankers' acceptance financing;

        (d)   the net costs associated with Interest Rate Agreements and Indebtedness that is Guaranteed or secured by assets of FelCor LP, FelCor or any of their respective Restricted Subsidiaries; and

        (e)   all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by FelCor LP, FelCor and their respective Restricted Subsidiaries;

excluding (i) the amount of such interest expense of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (ii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from

the calculation of Adjusted Consolidated Net Income pursuant to clause (ii) of the definition thereof), (ii) any premiums, fees and expenses (and any amortization thereof) paid in connection with the Incurrence of any Indebtedness, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP, and (iii) any non-cash interest expense arising from the application of Statement of Financial Accounting Standards No. 133 or the adoption of FASB Staff Position No. APB 14-1.

"*Corporate Trust Office*" means the office of the Trustee at which the corporate trust business of the Trustee shall, at any particular time, be principally administered, which office is, at the date of this Indenture, located at 60 Livingston Avenue, EP-MN-WS3C, St. Paul, Minnesota 55107-2292, Attention: Corporate Trust Services.

"*Currency Agreement*" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

"*Deeds of Trust*" means, individually or collectively as the context may require, one or more first priority (subject to Permitted Collateral Encumbrances) mortgages, deeds of trust, trust deeds, deeds to secure indebtedness, debenture, financing statement or other similar document entered into or authorized to be filed by the owner or leaseholder, applicable Ground Lessee and applicable Operating Lessee of each Mortgaged Property, After-Acquired Property or Replacement Collateral, as applicable, encumbering each such owner's or leaseholder's fee or leasehold interest, as applicable, in the Mortgaged Property, After-Acquired Property or Replacement Collateral, as applicable, the Ground Lessee's interest in the Ground Lease in respect of such Mortgaged Property, After-Acquired Property or Replacement Collateral, as applicable and the Operating Lessee's interest in the Operating Lease in respect of such Mortgaged Property, After-Acquired Property or Replacement Collateral, as applicable, collectively with all additions, improvements, component parts and personal property related thereto and all rents and profits therefrom, each securing the Secured Obligations (as defined in the Collateral Documents), in favor of the Collateral Agent for the benefit of the Secured Parties, as the same may be amended, supplemented or otherwise modified from time to time.

"*Default*" means any event that is, or after notice or passage of time or both would be, an Event of Default.

"*Depositary*" means The Depository Trust Company, its nominees and their respective successors.

"*Disqualified Stock*" means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(i)   required to be redeemed prior to the Stated Maturity of the Notes,

(ii)   redeemable at the option of the holder of such class or series of Capital Stock, other than Units, at any time prior to the Stated Maturity of the Notes, or

(iii)   convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes;

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in Sections 4.11 and 4.13, as applicable and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provisions prior to FelCor LP's repurchase of such Notes as are required to be repurchased pursuant to Sections 4.11 and 4.13.

"*Environmental Law*" means any applicable law relating to or imposing liability or standards of conduct concerning the environment including laws relating to reclamation of land and waterways and laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.

"*Equity Offering*" means a public or private offering of Capital Stock (other than Disqualified Stock) of FelCor or FelCor LP, other than public offerings registered on Form S-8.

"*Event of Default*" has the meaning provided in Section 6.01.

"*Event of Loss*" means, with respect to any Collateral (each an "*Event of Loss Asset*") having a fair market value in excess of $30 million, any (1) Casualty of such Event of Loss Asset, (2) Condemnation or seizure of such Event of Loss Asset (other than pursuant to foreclosure or confiscation or requisition of the use of such Event of Loss Asset) or (3) settlement in lieu of clause (2) above; *provided* that an "Event of Loss" shall not include any of the foregoing if the Net Loss Proceeds therefrom are not in excess of $6 million in any occurrence or series of related occurrences.

"*Event of Loss Asset*" has the meaning provided for it under the term "Event of Loss."

"*Excess Net Loss Proceeds*" has the meaning provided in Section 4.12.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Exchange Notes*" means any securities of FelCor LP containing terms identical to the Notes (except that such Exchange Notes shall be registered under the Securities Act) that are issued and exchanged for such Notes pursuant to the Registration Rights Agreement (or, with respect to Notes issued after the Closing Date, pursuant to a registration rights agreement with substantially the same terms and conditions as the Registration Rights Agreement) and this Indenture.

"*Existing Senior Secured Notes*" means FelCor LP's outstanding 10% Senior Secured Notes due 2014 (the "*10% Notes*") and 6.75% Senior Secured Notes due 2019 (the "*6.75% Notes*").

"*Existing Senior Secured Notes Indenture*" means those certain indentures pursuant to which the Existing Senior Secured Notes were issued and are outstanding.

"*fair market value*" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by resolution of the Board of Directors or a committee thereof, whose determination shall be conclusive.

"*FelCor LP*" means FelCor Lodging Limited Partnership, a Delaware limited partnership and its successors and assigns.

"*FelCor*" means FelCor Lodging Trust Incorporated, a Maryland corporation and its successors and assigns.

"*Four Quarter Period*" has the meaning provided for it under the term "Collateral Hotel Interest Coverage Ratio."

"*Funds From Operations*" for any period means the consolidated net income of FelCor LP, FelCor and their respective Restricted Subsidiaries for such period in conformity with GAAP (without taking into account Unrestricted Subsidiaries) excluding gains or losses from debt restructurings and sales of depreciable operating property, plus depreciation of real property (including furniture and equipment) and amortization related to real

property and other non-cash charges related to real property, after adjustments for unconsolidated partnerships and joint ventures plus the minority interest in FelCor LP, if applicable.

"*Future Senior Secured Notes*" means notes or other debt securities of FelCor or FelCor LP that are Senior Indebtedness secured by assets or property of FelCor or FelCor LP (other than Collateral) and is incurred after the Issue Date; *provided*, *however*, that Future Senior Secured Notes shall not include notes or debt securities to the extent such Indebtedness would constitute a Line of Credit.

"*GAAP*" means generally accepted accounting principles in the United States of America as in effect as of July 1, 2009, including, without limitation, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in this Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of this Indenture shall be made without giving effect to:

> (i)　　　the amortization of any expenses incurred in connection with the offering of the Notes, and

> (ii)　　　except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinions Nos. 16 and 17.

"*Global Notes*" has the meaning provided in Section 2.01.

"*Government Securities*" means direct obligations of, obligations guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the option of the issuer thereof.

"*Grantors*" means each of FelCor LP, FelCor Milpitas Owner, L.L.C., Myrtle Beach Owner, L.L.C., FelCor Baton Rouge Owner, L.L.C., FelCor Dallas Love Field Owner, L.L.C. and its other Subsidiaries that become owners or lessees of the Collateral, each of which will agree to use commercially reasonable efforts to grant first lien mortgages on the Restricted Hotels to secure the Notes.

"*Ground Leases*" means, individually or collectively as the context may require, those certain ground leases as set forth on Schedule IV-2 of the Purchase Agreement, as the same may be amended, restated, supplemented, or otherwise modified from time to time.

"*Ground Lessee*" has the meaning provided in Section 4.23(a).

"*Guarantee*" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

> (i)　　　to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise), or

> (ii)　　　entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include (a) endorsements for collection or deposit in the ordinary course of business or (b) a guarantee by FelCor LP or FelCor of Indebtedness of a Subsidiary of FelCor LP that is recourse (except upon the occurrence of certain events set forth in the instruments governing such Indebtedness, including, without limitation, fraud, misapplication of funds or other customary recourse provisions) solely to assets pledged to secure such Indebtedness, for so long as such guarantee may not be enforced against FelCor LP or FelCor by the holder of such Indebtedness (except upon the occurrence of such an event), *provided* that upon the occurrence of such an event, such guarantee shall be deemed to be the Incurrence of a "Guarantee" and at the time of such Incurrence and during such period as such guarantee may be enforced against FelCor LP or FelCor by the holder of such Indebtedness with respect to such Incurrence, such guarantee shall be deemed to be a "Guarantee" for all purposes under this Indenture. The term "*Guarantee*" used as a verb has a corresponding meaning.

"*Guaranteed Indebtedness*" has the meaning provided in Section 4.07.

"*Guarantors*" means FelCor and the Subsidiary Guarantors, collectively.

"*Holder*" or "*Noteholder*" means the registered holder of any Note.

"*Incur*" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "*Incurrence*" of Acquired Indebtedness; *provided* that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

"*Indebtedness*" means, with respect to any Person at any date of determination (without duplication):

> (i) all indebtedness of such Person for borrowed money;

> (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

> (iii) the face amount of letters of credit or other similar instruments (excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

> (iv) all unconditional obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

> (v) all Capitalized Lease Obligations;

> (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; *provided* that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at that date of determination and (B) the amount of such Indebtedness;

> (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

> (viii) to the extent not otherwise included in this definition or the definition of "Consolidated Interest Expense," obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations of the type described above and, with respect to obligations under any Guarantee, the maximum liability upon the occurrence of the contingency giving rise to the obligation; *provided* that:

> (A)   the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount with respect to such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the date of determination in conformity with GAAP, and

> (B)   Indebtedness shall not include any liability for federal, state, local or other taxes.

"*Indenture*" means this Indenture as originally executed or as it may be amended or supplemented from time to time by one or more indentures supplemental to this Indenture entered into pursuant to the applicable provisions of this Indenture.

"*Institutional Accredited Investor*" means an institution that is an "accredited investor" as that term is defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

"*Insurance Certificate*" means, individually or collectively as the context may require, a certificate or endorsement evidencing the insurance requirements that (i) (A) provides that the insurance has been issued, is in full force and effect, and conveys all the rights and privileges afforded under the insurance policies, (B) provides an unequivocal obligation to give notice in advance to additional interest parties of termination and (C) purports to convey all the privileges of the insurance policies to Collateral Agent as a certificate holder and (ii) otherwise complies with the requirements with respect thereto set forth in Section 4.16 hereof.

"*Intercreditor Agreement*" means an intercreditor agreement in form and substance substantially consistent with the Form of Intercreditor Agreement attached hereto as Exhibit E, with any changes or modifications that in the good faith opinion of the Board of Directors as evidenced by a Board Resolution, does not materially and adversely affect the rights of any Holder.

"*Interest Coverage Ratio*" means, on any Transaction Date, the ratio of:

> (i)   the aggregate amount of Consolidated EBITDA for the then most recent Four Quarter Period; to

> (ii)   the aggregate Consolidated Interest Expense during such Four Quarter Period.

In making the foregoing calculation,

> (A)   *pro forma* effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period ("*Reference Period*") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of FelCor LP or FelCor (as evidenced by an Officers' Certificate), to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

> (B)   Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a *pro forma* basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C)　*pro forma* effect shall be given to Asset Dispositions and Asset Acquisitions (including giving *pro forma* effect to the application of proceeds of any Asset Disposition and any Indebtedness Incurred or repaid in connection with any such Asset Acquisitions or Asset Dispositions) that occur during such Reference Period but subsequent to the end of the related Four Quarter Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(D)　*pro forma* effect shall be given to asset dispositions and asset acquisitions (including giving *pro forma* effect to the application of proceeds of any asset disposition and any Indebtedness Incurred or repaid in connection with any such asset acquisitions or asset dispositions) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into FelCor LP or FelCor or any of their respective Restricted Subsidiaries during such Reference Period but subsequent to the end of the related Four Quarter Period and that would have constituted Asset Dispositions or Asset Acquisitions during such Reference Period but subsequent to the end of the related Four Quarter Period had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions and had occurred on the first day of such Reference Period; *provided* that to the extent that clause (C) or (D) of this sentence requires that *pro forma* effect be given to an Asset Acquisition or Asset Disposition, such *pro forma* calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business, or one or more hotel properties, of the Person that is acquired or disposed of to the extent that such financial information is available.

"*Interest Payment Date*" means each semiannual interest payment date on March 1 and September 1 of each year, commencing March 1, 2013.

"*Interest Rate Agreement*" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement with respect to interest rates.

"*Investment*" in any Person means any direct or indirect advance, loan or other extension of credit (including without limitation by way of Guarantee or similar arrangement, but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries, and residual liabilities with respect to assigned leaseholds incurred in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property (tangible or intangible) to others or any payment for property or services solely for the account or use of others, or otherwise), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

(i)　the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(ii)　the fair market value of the Capital Stock (or any other Investment), held by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of Section 4.06;

provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made, less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and Section 4.04:

(i)　"Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Restricted Subsidiary at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary;

(ii)　the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments; and

(iii)　any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

"*Investment Grade*" means a rating of the Notes by both S&P and Moody's, each such rating being in one of such agency's four highest generic rating categories that signifies investment grade (*i.e*., BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody's); *provided*, in each case, such ratings are publicly available; *provided*, *further*, that in the event Moody's or S&P is no longer in existence for purposes of determining whether the Notes are rated "Investment Grade," such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by FelCor LP and FelCor, notice of which shall be given to a Responsible Officer of the Trustee.

"*Lien*" means any mortgage, deed of trust, pledge, security interest, encumbrance, lien or charge of any kind (including without limitation, any conditional sale or other title retention agreement or, lease in the nature thereof).

"*Line of Credit*" means one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other debt obligations, including without limitation, that certain Revolving Credit Agreement dated as of March 4, 2011, by and among FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C. and DJONT/JPM Boca Raton Leasing, L.L.C. (collectively, "*Borrowers*"), and JPMorgan Chase Bank, N.A., as Administrative Agent, and the other lenders party thereto, in each case, as amended, restated, modified, renewed, refunded, restructured, supplemented, replaced or refinanced in whole or in part from time to time, including without limitation any amendment increasing the amount of Indebtedness Incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness Incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders).

"*Loss Proceeds Offer*" has the meaning provided in Section 4.12.

"*Loss Proceeds Offer Payment Date*" has the meaning provided in Section 4.12.

"*Material Agreement*" has the meaning ascribed to such term in Section 4.24.

"*Moody's*" means Moody's Investors Service, Inc. and its successors.

"*Mortgaged Property*" means, individually or collectively as the context may require, (i) those properties listed on Schedule V of the Purchase Agreement which are designated to be encumbered by a Deed of Trust and (ii) the real property that becomes subject Collateral.

"*Net Cash Proceeds*" means:

(a)　with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents and, other than in the case of Collateral Asset Sales, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(i)　brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

(ii)   provisions for all taxes actually paid or payable as a result of such Asset Sale by FelCor LP, FelCor and their respective Restricted Subsidiaries, taken as a whole,

(iii)   payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale (other than in the case of any Collateral Asset Sale) that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale, and

(iv)   amounts reserved by FelCor LP, FelCor and their respective Restricted Subsidiaries against any liabilities associated with such Asset Sale, including without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined on a consolidated basis in conformity with GAAP; and

(b)   with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, and, other than in the case of Collateral Asset Sales, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of tax paid or payable as a result thereof.

"*Net Loss Proceeds*" means, with respect to any Event of Loss, the proceeds in the form of (i) cash or Temporary Cash Investments, (ii) insurance proceeds, (iii) all proceeds of any Condemnation or (iv) damages awarded by any judgment, in each case received by FelCor LP, FelCor or any of their Restricted Subsidiaries from such Event of Loss, net of:

(a)   reasonable out-of-pocket expenses and fees relating to such Event of Loss (including without limitation legal, accounting and appraisal or insurance adjuster fees); and

(b)   taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements.

"*Non-Collateral Asset Sale*" means any sale, transfer or other disposition, including by way of merger, consolidation or sale-leaseback transaction, in one transaction or a series of related transactions, by FelCor LP or FelCor or any of their Restricted Subsidiaries to any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries of any assets or properties other than Collateral consisting of:

(i)   all or any of the Capital Stock of any Restricted Subsidiary other than (a) any such Capital Stock of any Grantor that constitutes Collateral and (b) sales permitted under Section 4.06(iv);

(ii)   all or substantially all of the property and assets of an operating unit or business of FelCor LP or FelCor or any of their respective Restricted Subsidiaries other than such property or assets of any Grantor that constitute Collateral; or

(iii)   any other property and assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries outside the ordinary course of business of FelCor LP or FelCor or such Restricted Subsidiary and, in each case, that is not governed by the provisions of this Indenture (a) applicable to Collateral and the Collateral Documents and (b) applicable to mergers, consolidations and sales of assets of FelCor LP and FelCor;

provided that "Non-Collateral Asset Sale" shall not include:

(A)   sales or other dispositions of inventory, receivables and other current assets;

(B)   sales, transfers or other dispositions of assets with a fair market value not in excess of $5.0 million in any transaction or series of related transactions;

(C)   sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy the requirements set forth in the second bullet of clause (1) of the second paragraph of Section 4.11;

(D)   sales or other dispositions of assets for consideration of like-kind so long as such consideration has a fair market value at least equal to the value of the assets sold or disposed of;

(E)   the sale or other disposition of cash or cash equivalents;

(F)   dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business;

(G)   a Restricted Payment that is permitted under Section 4.04; or

(H)   the creation of a Lien not prohibited by this Indenture and the sale of assets received as a result of the foreclosure upon a Lien.

"*Non-Collateral Excess Proceeds*" has the meaning provided in Section 4.11.

"*Non-U.S. Person*" means a person who is not a U.S. person, as defined in Regulation S.

"*Note Guarantee*" means, a Guarantee by FelCor and the Subsidiary Guarantors for payment of the Notes by such Person. The Note Guarantees will be unsecured senior obligations of each such Person and will be unconditional regardless of the enforceability of the Notes or this Indenture.

"*Note Register*" has the meaning provided in Section 2.04.

"*Notes*" means any of the securities, as defined in the first paragraph of the recitals hereof, that are authenticated and delivered under this Indenture. For all purposes of this Indenture, the term "Notes" shall include the Notes initially issued on the Closing Date, any other Notes issued after the Closing Date under this Indenture and any Exchange Notes. For purposes of this Indenture, all Notes shall vote together as one series of Notes under this Indenture.

"*Offer to Purchase*" means an offer to purchase Notes by FelCor LP, from the Holders commenced by giving a notice to the Trustee and each Holder stating:

(i)   the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a *pro rata* basis, by lot or otherwise in accordance with the procedures of the depositary in the case of a partial redemption;

(ii)   the purchase price and the date of purchase (which shall be a Business Day no earlier than 15 days nor later than 60 days from the date such notice is given) ("*Payment Date*");

(iii)   that any Note not tendered will continue to accrue interest pursuant to its terms;

(iv)   that, unless FelCor LP defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(v)   that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder To Elect Purchase" on

the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(vi)   that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(vii)   that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; *provided* that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

On the Payment Date, FelCor LP shall:

(a)   accept the Notes for payment and in the case of a partial redemption, such Notes or portions thereof tendered pursuant to an Offer to Purchase on a *pro rata* basis, by lot or otherwise in accordance with the procedures of the depositary;

(b)   deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and

(c)   promptly thereafter deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by FelCor LP.

The Paying Agent shall promptly pay to the Holders of Notes so accepted an amount equal to the purchase price, and the Trustee shall promptly authenticate and deliver to such Holders a new Note equal in principal amount to any unpurchased portion of any Note surrendered; *provided* that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. FelCor LP shall publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. FelCor LP shall comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that FelCor LP is required to repurchase Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, FelCor LP and FelCor will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in this Indenture by virtue thereof.

"*Officer*" means, with respect to any Person, (i) the Chairman of the Board, the President, any Vice President, the Chief Financial Officer, and (ii) the Treasurer or any Assistant Treasurer, or the Secretary or any Assistant Secretary or Person holding a similar position at the general partner or manager of such Person.

"*Officers' Certificate*" means a certificate signed by one Officer listed in clause (i) of the definition thereof and one Officer listed in clause (ii) of the definition thereof. Each Officers' Certificate (other than certificates provided pursuant to TIA Section 314(a)(4)) shall meet the requirements of Section 10.03.

"*Offshore Global Notes*" has the meaning provided in Section 2.01.

"*Offshore Notes Exchange Date*" has the meaning provided in Section 2.01.

"*Offshore Physical Notes*" has the meaning provided in Section 2.01.

"*Operating Leases*" means, individually or collectively as the context may require, those certain operating leases as set forth on Schedule IV-1 of the Purchase Agreement, as the same may be amended, restate, supplemented, or otherwise modified from time to time.

"*Operating Lessee*" has the meaning provided in Section 4.23(a).

"*Opinion of Counsel*" means a written opinion signed by legal counsel who may be an employee of or counsel to FelCor or FelCor LP. Each such Opinion of Counsel shall meet the requirements of Section 10.03.

"*Paying Agent*" has the meaning provided in Section 2.04, except that, for the purposes of Article Eight, the Paying Agent shall not be FelCor LP, a Subsidiary of FelCor LP, any Guarantor or an Affiliate of any of them. The term "Paying Agent" includes any additional Paying Agent.

"*Payment Date*" has the meaning provided to it under the term "Offer to Purchase."

"*Permanent Offshore Global Notes*" has the meaning provided in Section 2.01.

"*Permitted Collateral Encumbrances*" has the meaning provided in Section 4.23.

"*Permitted Investment*" means:

(i)   an Investment in FelCor LP or FelCor or any of their Restricted Subsidiaries or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, FelCor LP or FelCor or any of their Restricted Subsidiaries; *provided* that such Person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such Investment;

(ii)   Temporary Cash Investments;

(iii)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(iv)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.11 or any disposition of assets or rights not constituting an Asset Sale by reason of the threshold contained in the definition thereof;

(v)   stock, obligations or securities received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and, disputes with, customers and suppliers, in each case in the ordinary course of business or received in satisfaction of judgment;

(vi)   any Investment of FelCor, FelCor LP or any of their Restricted Subsidiaries existing on the date of this Indenture, and any extension, modification or renewal of any such Investments, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities), in each case, pursuant to the terms of such Investment as in effect on the Closing Date; and

(vii)   Guarantees of Indebtedness permitted to be Incurred by the primary obligor pursuant to Section 4.03

"*Permitted Liens*" means, with respect to any Person:

(i)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation or regulatory requirements, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith; deposits made in the ordinary course of business to secure liability to insurance carriers; good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party; deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure bid, surety or appeal bonds to which such Person is a party; deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary

course of business; and deposits made by FelCor LP, FelCor or any of their Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(ii)   Liens and landlord's liens imposed by law or the provisions of Leases, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 60 days or being contested in good faith by appropriate proceedings, or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(iii)   Liens for taxes, assessments or other governmental charges not yet delinquent or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(iv)   (a) survey exceptions, encumbrances, easements, reservations, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar matters, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person, (b) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of FelCor LP, FelCor or any of their Restricted Subsidiaries and do not secure any Indebtedness and (c) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by FelCor LP, FelCor and their Restricted Subsidiaries in the ordinary course of business;

(v)   Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to FelCor LP, FelCor or a Restricted Subsidiary permitted to be incurred in accordance with Section 4.03 or Liens in favor of FelCor LP, FelCor or any Subsidiary Guarantor;

(vi)   Liens existing on the Closing Date (other than Liens securing Indebtedness);

(vii)   Liens on assets or properties or shares of stock of a Person at the time such Person becomes a Subsidiary or Liens on assets or properties at the time FelCor LP, FelCor or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into FelCor LP, FelCor or any of their Restricted Subsidiaries; *provided*, *however*, that in each case such Liens do not secure Indebtedness and are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary or such acquisition, as the case may be; and *provided*, *further*, that in each case such Liens may not extend to any other property owned by FelCor LP, FelCor or any of their Restricted Subsidiaries;

(viii)   Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (v), (vi) and (vii); *provided*, *however*, that (a) such new Lien shall be substantially limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (v), (vi) and (vii) at the time the original Lien became a Permitted Lien under this Indenture, and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(ix)   Liens securing judgments for the payment of money not constituting an Event of Default under clause (f) of Section 6.01 so long as such Liens are adequately bonded and any appropriate legal

proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(x)   (a) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business; (b) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by FelCor LP, FelCor or any of their Restricted Subsidiaries in the ordinary course of business; and (c) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(xi)   Liens that are contractual rights of setoff (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness or (ii) relating to pooled deposit or sweep accounts of FelCor LP, FelCor or any of their Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of FelCor LP, FelCor and their Restricted Subsidiaries;

(xii)   any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(xiii)   Liens securing the Notes and the related Subsidiary Guarantees of the Notes (and Exchange Notes in respect thereof), and Liens securing Additional Pari Passu Indebtedness;

(xiv)   Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of FelCor LP or any Subsidiary thereof on deposit with or in possession of such bank;

(xv)   deposits in the ordinary course of business to secure liability to insurance carriers; and

(xvi)   Liens securing Indebtedness incurred in connection with acquisitions of or improvements on furniture, fixtures & equipment ("*FF&E*") in respect of any Restricted Hotel; *provided* that the aggregate principal amount of all Indebtedness secured by such Liens in respect of any individual Restricted Hotel shall not exceed $500,000 at any one time outstanding.

For purposes of this definition, the term "Indebtedness" shall be deemed to include interest, fees, expenses and other similar obligations on such Indebtedness. The foregoing notwithstanding, the Liens set forth in clause (v) above shall not apply to any assets or properties that constitute Collateral.

"*Person*" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof or other entity.

"*Physical Notes*" has the meaning provided in Section 2.01.

"*Pledge Agreement*" means that certain pledge agreement, to be dated as of the Closing Date, between FelCor LP and the Collateral Agent as the same may be amended, supplemented or otherwise modified from time to time.

"*Pledged Collateral*" means, from and after the Closing Date, the equity interests of the Pledgors being pledged as Collateral to secure the Notes pursuant to the Pledge Agreement.

"*Pledgors*" means FelCor LP and any other entity party to the Pledge Agreement after the date hereof as a Pledgor.

"*Preferred Stock*" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have a preference on liquidation or with respect to distributions over any other class of Capital Stock, including preferred partnership interests, whether general or limited, or such Person's preferred or preference stock, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of such preferred or preference stock.

"*Private Placement Legend*" means the legend initially set forth on the Notes in the form set forth in the first paragraph of Section 2.02.

"*Purchase Agreement*" means the Purchase Agreement, dated as of December 12, 2012, among FelCor LP, the Guarantors and J.P. Morgan Securities LLC for itself and on behalf of the several initial purchasers listed on Schedule I thereto.

"*QIB*" means a "qualified institutional buyer" as defined in Rule 144A.

"*Quotation Agent*" means the Reference Treasury Dealer selected by FelCor LP and FelCor.

"*Redemption Date*," when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"*Redemption Price*," when used with respect to any Note to be redeemed, means the price at which such Note is to be redeemed pursuant to this Indenture.

"*Reference Period*" has the meaning provided to it under the term "Interest Coverage Ratio."

"*Reference Treasury Dealer*" means any three nationally recognized investment banking firms selected by FelCor LP and FelCor that are primary dealers of Government Securities.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by FelCor LP, of the bid and asked prices for the Comparable Treasury Issue with respect to the Notes, expressed in each case as a percentage of its principal amount, quoted in writing to FelCor LP by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding the Redemption Date.

"*Registrar*" has the meaning provided in Section 2.04.

"*Registration Rights Agreement*" means the Registration Rights Agreement, dated as of December 17, 2012, among FelCor LP, FelCor, the Subsidiary Guarantors and certain permitted assigns specified therein.

"*Registration Statement*" means the Registration Statement as defined and described in the Registration Rights Agreement.

"*Regular Record Date*" for the interest payable on any Interest Payment Date means the February 15 or August 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

"*Regulation S*" means Regulation S under the Securities Act.

"*Released Collateral*" has the meaning provided in Section 4.25.

"*Remainder Proceeds*" has the meaning provided in Section 4.10.

"*Replacement Collateral*" has the meaning provided in Section 4.10.

"*Replacement Pledged Equity*" has the meaning provided in Section 4.10.

"*Replacement Property Collateral*" has the meaning provided in Section 4.10.

"*Report Date*" has the meaning provided for it under the term "Collateral Hotel Interest Coverage Ratio."

"*Responsible Officer*," when used with respect to the Trustee, means the chairman or any vice chairman of the board of directors, the chairman or any vice chairman of the executive committee of the board of directors, the chairman of the trust committee, the president, any vice president, any assistant vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller or any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers with direct responsibility for administering this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

"*Restricted Hotels*" means the hotels constituting Collateral and, for the avoidance of doubt, Additional Pari Passu Collateral, Replacement Property Collateral and After-Acquired Property.

"*Restricted Payments*" has the meaning provided in Section 4.04(iv).

"*Restricted Subsidiary*" means any Subsidiary of FelCor LP or FelCor other than an Unrestricted Subsidiary.

"*Rule 144A*" means Rule 144A under the Securities Act.

"*Secured Indebtedness*" means any Indebtedness secured by a Lien upon the property of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than (i) Indebtedness represented by the Notes, any Additional Pari Passu Indebtedness, the Existing Senior Secured Notes and any Future Senior Secured Notes, (ii) any "Additional Pari Passu Indebtedness" (as defined in an Existing Senior Secured Notes Indenture or in any indenture governing Future Senior Secured Notes) and (iii) Indebtedness secured solely by a Stock Pledge to the extent such Indebtedness does not exceed 50% of Adjusted Total Assets.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Secured Parties*" has the meaning set forth in the Pledge Agreement.

"*Senior Indebtedness*" means the following obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, whether outstanding on the Closing Date or thereafter Incurred:

> (i)   all Indebtedness and all other monetary obligations (including expenses, fees and other monetary obligations) of FelCor LP and FelCor under a Line of Credit;

> (ii)   all Indebtedness and all other monetary obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than the Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly subordinated in right of payment to the Notes; and

> (iii)   Subsidiary Debt.

Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of FelCor LP and FelCor and their respective Restricted Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

"*Shelf Registration Statement*" means the Shelf Registration Statement as defined in the Registration Rights Agreement.

"*Significant Subsidiary*" means, at any determination date, any Restricted Subsidiary that, together with its Subsidiaries:

(i) for the most recent fiscal year of FelCor LP and FelCor, accounted for more than 15% of the consolidated revenues of FelCor LP, FelCor and their respective Restricted Subsidiaries, or

(ii) as of the end of such fiscal year, was the owner of more than 15% of the consolidated assets of FelCor LP, FelCor and their respective Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements thereof for such fiscal year.

"*S&P*" means Standard & Poor's and its successors.

"*Stated Maturity*" means:

(i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable; and

(ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

"*Stock Pledge*" means a security interest in the equity interests of Subsidiaries of FelCor and/or FelCor LP.

"*Subsidiary*" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP, if such statements were prepared as of such date.

"*Subsidiary Debt*" means all Unsecured Indebtedness of which a Restricted Subsidiary is the primary obligor.

"*Subsidiary Guarantee*" means a Guarantee by each Subsidiary Guarantor for payment of the Notes by such Subsidiary Guarantor. The Subsidiary Guarantee will be an unsecured senior obligation of each Subsidiary Guarantor and will be unconditional regardless of the enforceability of the Notes and this Indenture. Notwithstanding the foregoing, each Subsidiary Guarantee by a Subsidiary Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of the Capital Stock owned by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not then prohibited by this Indenture), (ii) satisfaction or discharge of the obligations under this Indenture or a defeasance under Section 8.02 or 8.03 of this Indenture and (iii) the unconditional and complete release of such Subsidiary Guarantor from its Guarantee of all Guaranteed Indebtedness.

"*Subsidiary Guarantor*" means FelCor/CSS Holdings, L.P., FelCor Lodging Holding Company, L.L.C., FelCor TRS Borrower 4, L.L.C., FelCor TRS Holdings, L.L.C., FelCor Canada Co., FelCor Hotel Asset Company, L.L.C., FelCor Copley Plaza, L.L.C., FelCor St. Pete (SPE), L.L.C., FelCor Esmeralda (SPE), L.L.C., Los Angeles International Airport Hotel Associates, a Texas limited partnership, Madison 237 Hotel, L.L.C., Royalton 44 Hotel, L.L.C., FelCor Milpitas Owner, L.L.C., FelCor Baton Rouge Owner, L.L.C., FelCor Dallas Love Field Owner, L.L.C., Myrtle Beach Owner, L.L.C. any other Restricted Subsidiary that owns a Restricted Hotel in accordance with the terms of this Indenture and any Restricted Subsidiary that executes a Subsidiary Guaranty in compliance with Section 4.07.

"*Temporary Cash Investment*" means any of the following:

(i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

(ii)   time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(iii)   repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above;

(iv)   commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of FelCor LP or FelCor) organized and in existence under the laws of the United States of America or any state of the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P (or such similar equivalent rating);

(v)   securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's (or such similar equivalent rating);

(vi)   money market funds at least 95% of the assets of which constitute Temporary Cash Investments of the kinds described in clauses (i) through (v) of this definition;

(vii)   repurchase obligations of any commercial bank organized under the laws of the United States of America or any state thereof having capital and surplus aggregating at least $500.0 million, having a term of not more than 30 days, with respect to securities referred to in clause (ii) of this definition; and

(viii)   instruments equivalent to those referred to in clauses (i) to (vii) above denominated in euros or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by a Restricted Subsidiary organized in such jurisdiction.

"*Temporary Offshore Global Note*" has the meaning provided in Section 2.01.

"*TIA*" or "*Trust Indenture Act*" means the Trust Indenture Act of 1939, as amended (15 U.S. Code Sections 77aaa-77bbbb), as in effect on the date this Indenture was executed, except as provided in Section 9.06.

"*Title Policy*" or "*Title Policies*" has the meaning provided in Section 4.23.

"*Total Assets*" means the sum of:

(i)   Undepreciated Real Estate Assets; and

(ii)   all other assets of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in conformity with GAAP (but excluding intangibles and accounts receivables).

"*Trade Payables*" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

"*Transaction Date*" means, with respect to the Incurrence of any Indebtedness by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

"*Trustee*" means the party named as such in the first paragraph of this Indenture until a successor replaces it in accordance with the provisions of Article Seven of this Indenture and thereafter means such successor.

"*Undepreciated Real Estate Assets*" means, as of any date, the cost (being the original cost to FelCor LP or FelCor or any of their respective Restricted Subsidiaries plus capital improvements) of real estate assets of FelCor LP, FelCor and their Restricted Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis in conformity with GAAP.

"*United States Bankruptcy Code*" means the Bankruptcy Reform Act of 1978, as amended and as codified in Title 11 of the United States Code, as amended from time to time hereafter, or any successor federal bankruptcy law.

"*Units*" means the limited partnership units of FelCor LP that by their terms are redeemable at the option of the holder thereof and that, if so redeemed, at the election of FelCor are redeemable for cash or Common Stock of FelCor.

"*Unrestricted Subsidiary*" means

(i)   any Subsidiary of FelCor LP or FelCor that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below;

(ii)   any Subsidiary of an Unrestricted Subsidiary; and

(iii)   any entity that is designated as an "Unrestricted Subsidiary" pursuant to the Existing Senior Secured Notes Indenture as of the date hereof, which such entities are as follows: DJONT/JPM Leasing, L.L.C., DJONT/JPM Orlando Leasing, L.L.C., DJONT Operations, L.L.C., BHR Operations, L.L.C., DJONT/CMB Deerfield Leasing, L.L.C., DJONT/CMB New Orleans Leasing, L.L.C., DJONT/CMB SSF Leasing, L.L.C., DJONT/CMB Corpus Leasing, L.L.C., DJONT/JPM BWI Leasing, L.L.C., DJONT/CMB FCOAM, L.L.C., DJONT/CMB Orsouth Leasing, L.L.C., DJONT/JPM Phoenix Leasing, L.L.C., DJONT/JPM Atlanta ES Leasing, L.L.C., DJONT/JPM Austin Leasing, L.P., DJONT/JPM Wilmington Leasing, L.L.C., FelCor Leasing (SPE), L.L.C., FelCor Esmeralda Leasing (SPE), L.L.C., Birmingham ES Leasing, L.L.C., Ft. Lauderdale ES Leasing, L.L.C. and Minneapolis ES Leasing, L.L.C.

The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of FelCor LP or FelCor) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than Capital Stock of any Subsidiaries of such Subsidiary); *provided* that:

(A)   any Guarantee by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by FelCor LP or FelCor or such Restricted Subsidiary (or all, if applicable) at the time of such designation;

(B)   either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under Section 4.04; and

(C)   if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under Sections 4.03 and 4.04.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that

(i)   no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

(ii)   all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of this Indenture.

Any such designation by the Board of Directors shall be evidenced to the Trustee and Collateral Agent by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"*Unsecured Indebtedness*" means any Indebtedness of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that is not Secured Indebtedness.

"*U.S. Global Notes*" has the meaning provided in Section 2.01.

"*U.S. Physical Notes*" has the meaning provided in Section 2.01.

"*Voting Stock*" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

"*Wholly-Owned*" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by individuals mandated by applicable law) by such Person or one or more Wholly-Owned Subsidiaries of such Person.

SECTION 1.02. *Incorporation by Reference of Trust Indenture Act*. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"*indenture notes*" means the Notes;

"*indenture note holder*" means a Holder or a Noteholder;

"*indenture to be qualified*" means this Indenture;

"*indenture trustee*" or "*institutional trustee*" means the Trustee; and

"*obligor*" on the indenture securities means FelCor LP, the Guarantors or any other obligor on the Notes.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by a rule of the Commission and not otherwise defined herein have the meanings assigned to them therein.

SECTION 1.03. *Rules of Construction*. Unless the context otherwise requires:

(i)   a term has the meaning assigned to it;

(ii)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(iii)   "*or*" is not exclusive;

(iv)   words in the singular include the plural, and words in the plural include the singular;

(v)   provisions apply to successive events and transactions;

(vi)   "*herein*," "*hereof*" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(vii)   all ratios and computations based on GAAP contained in this Indenture shall be computed in accordance with the definition of "GAAP" set forth in Section 1.01; and

(viii)   all references to Sections or Articles refer to Sections or Articles of this Indenture unless otherwise indicated.

ARTICLE TWO

NOTES

SECTION 2.01.   *Form and Dating.* The Notes and the authentication agent's certificate of authentication shall be in the form annexed hereto as Exhibit A with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Notes may have notations, legends or endorsements required by law, by stock exchange agreements to which FelCor LP or the Guarantors are subject or by usage. FelCor LP shall approve the form of the Notes and any notation, legend or endorsement on the Notes. Each Note shall be dated the date of its authentication.

The terms and provisions contained in the form of the Notes annexed hereto as Exhibit A shall constitute, and are hereby expressly made, a part of this Indenture. To the extent applicable, FelCor LP, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more permanent global Notes in registered form, substantially in the form set forth in Exhibit A (collectively, the "*U.S. Global Notes*"), deposited with the Registrar, as custodian for the Depositary, duly executed by FelCor LP and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the U.S. Global Notes may from time to time be increased or decreased by adjustments made on the records of the Registrar, as custodian for the Depositary or its nominee, as hereinafter provided.

Notes offered and sold in offshore transactions in reliance on Regulation S shall be issued initially in the form of one or more temporary global Notes in registered form substantially in the form set forth in Exhibit A (the "*Temporary Offshore Global Notes*") deposited with the Registrar, as custodian for the Depositary, duly executed by FelCor LP and authenticated by the Trustee or authenticating agent as hereinafter provided. At any time following 40 days from the initial issuance of a series of notes (the "*Offshore Notes Exchange Date*"), upon receipt by the Trustee and FelCor LP of a certificate substantially in the form of Exhibit B hereto, one or more permanent global Notes in registered form substantially in the form set forth in Exhibit A (the "*Permanent Offshore Global Notes*," and together with the Temporary Offshore Global Notes, the "*Offshore Global Notes*") duly executed by FelCor LP and authenticated by the Trustee or authenticating agent as hereinafter provided shall be deposited with the Registrar as custodian for the Depositary, and the Registrar shall reflect on its books and records the date and a decrease in the principal amount of the Temporary Offshore Global Notes in an amount equal to the principal amount of the beneficial interest in the Temporary Offshore Global Notes transferred.

Notes offered and sold in reliance on Regulation D under the Securities Act shall be issued in the form of permanent certificated Notes in registered form in substantially the form set forth in Exhibit A (the "*U.S. Physical Notes*"). Notes issued pursuant to Section 2.07 in exchange for interests in the Offshore Global Note shall be in the form of permanent certificated Notes in registered form substantially in the form set forth in Exhibit A (the "*Offshore Physical Notes*").

The Offshore Physical Notes and U.S. Physical Notes are sometimes collectively herein referred to as the "*Physical Notes*." The U.S. Global Notes and the Offshore Global Notes are sometimes referred to herein as the "*Global Notes*."

The definitive Notes shall be typed, printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Notes may be listed, all as determined by the Officers executing such Notes, as evidenced by their execution of such Notes.

SECTION 2.02. *Restrictive Legends*. Unless and until a Note is exchanged for an Exchange Note or sold in connection with an effective Registration Statement pursuant to the Registration Rights Agreement, the U.S. Global Notes, Temporary Offshore Global Notes and each U.S. Physical Note shall bear the following legend on the face thereof:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS ONE YEAR IN THE CASE OF RULE 144A NOTES, AND 40 DAYS IN THE CASE OF REGULATION S NOTES, AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO IT. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

Each Global Note, whether or not an Exchange Note, shall also bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OR SUCH OTHER

REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN. TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 2.08 OF THE INDENTURE.

Each Global Note, whether or not an Exchange Note, shall also include the following legend if such Note is issued with more than de minimis original issue discount for United States federal income tax purposes:

THIS NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR PURPOSES OF SECTION 1271 ET SEQ. OF THE INTERNAL REVENUE CODE. A HOLDER MAY OBTAIN THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY FOR SUCH NOTES BY SUBMITTING A REQUEST FOR SUCH INFORMATION TO THE ISSUER AT THE FOLLOWING ADDRESS: 545 EAST JOHN CARPENTER FREEWAY, SUITE 1300, IRVING, TEXAS 75062, ATTENTION: GENERAL COUNSEL.

SECTION 2.03. *Execution, Authentication and Denominations*. The Notes shall be executed by two Officers of FelCor, as general partner of FelCor LP. The signature of any of these Officers on the Notes may be by facsimile or manual signature in the name and on behalf of FelCor or FelCor LP, as the case may be.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee or authenticating agent authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture. Each Note will be dated the date of its authentication.

The Notes shall be issued in the initial aggregate principal amount of $525,000,000, *provided* that FelCor LP may issue additional Notes hereunder without limitation as to principal amount in accordance with Section 2.15 hereof.

At any time and from time to time after the execution of this Indenture, the Trustee or an authenticating agent shall upon receipt of a Company Order authenticate for original issue Notes in the aggregate principal amount specified in such Company Order; *provided* that the Trustee shall be entitled to receive an Officers' Certificate and an Opinion of Counsel of FelCor LP in connection with such authentication of Notes. Such Company Order shall specify the amount of Notes to be authenticated, the principal amount of each Note to be authenticated, the date on which the original issue of Notes is to be authenticated, the registered holder of each of the said Notes, the CUSIP, if applicable, delivery instruction for each such Note and in case of an issuance of Notes pursuant to Section 2.15, shall certify that such issuance is in compliance with Article Four.

The Trustee or FelCor may appoint an authenticating agent to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the authenticating agent includes authentication by any such authenticating agent. An authenticating agent has the same rights as an Agent to deal with FelCor LP or an Affiliate of FelCor LP.

The Notes shall be issuable only in registered form without coupons and only in denominations of $1,000 in principal amount at maturity and any integral multiple of $1,000 in excess thereof.

SECTION 2.04. *Registrar and Paying Agent*. FelCor LP shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (the "*Registrar*"), an office or agency where Notes may be presented for payment (the "*Paying Agent*") and an office or agency where notices and demands to or upon FelCor LP in respect of the Notes and this Indenture may be served, which shall be in the Borough of Manhattan, The City of New York. FelCor LP shall cause the Registrar to keep a register of the Notes and of their transfer and exchange (the "*Note Register*"). FelCor LP may have one or more co-Registrars and one or more additional Paying Agents.

FelCor LP shall enter into an appropriate agency agreement with any Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. FelCor LP shall give prompt written notice to the Trustee of the name and address of any such Agent and any change in the address of such Agent. If FelCor LP fails to maintain a Registrar, Paying Agent and/or agent for service of notices and demands, the Trustee shall act as such Registrar and Paying Agent for service of notices and demands. FelCor LP may remove any Agent upon 30 days prior written notice to such Agent and the Trustee; *provided* that no such removal shall become effective until (i) the acceptance of an appointment by a successor Agent to such Agent as evidenced by an appropriate agency agreement entered into by FelCor LP and such successor Agent and delivered to the Trustee or (ii) notification to the Trustee that the Trustee shall serve as such Agent until the appointment of a successor Agent in accordance with clause (i) of this proviso. Except with respect to Article Eight, FelCor, FelCor LP, any Subsidiary of FelCor or FelCor LP, or any Affiliate of any of them may act as Paying Agent, Registrar or co-Registrar, and/or agent for service of notice and demands.

FelCor LP initially appoints U.S. Bank National Association as Registrar, Paying Agent, authenticating agent and agent for service of notice and demands. If, at any time, the Trustee is not the Registrar, the Registrar shall make available to the Trustee on or before each Interest Payment Date and at such other times as the Trustee may reasonably request, the names and addresses of the Holders as they appear in the Note Register.

SECTION 2.05. *Paying Agent To Hold Money in Trust*. Not later than each due date of the principal, premium, if any, interest and Additional Interest, if any, on any Notes, FelCor LP shall deposit with the Paying Agent money in immediately available funds sufficient to pay such principal, premium, if any, and interest so becoming due. FelCor LP shall deposit or otherwise transfer such funds to the Paying Agent by no later than 10:00 a.m., New York City time, on the applicable due date. FelCor LP shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium, if any, interest and Additional Interest, if any, on the Notes (whether such money has been paid to it by FelCor LP or any other obligor on the Notes), and such Paying Agent shall promptly notify the Trustee of any default by FelCor LP (or any other obligor on the Notes) in making any such payment. FelCor LP at any time may require a Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed, and the Trustee may at any time during the continuance of any payment default, upon written request to a Paying Agent, require such Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed. Upon doing so, the Paying Agent shall have no further liability for the money so paid over to the Trustee. If FelCor, FelCor LP or any Subsidiary of FelCor or FelCor LP or any Affiliate of any of them acts as Paying Agent, it will, on or before each due date of any principal of, premium, if any, or interest on the Notes, segregate and hold in a separate trust fund for the benefit of the Holders a sum of money sufficient to pay such principal, premium, if any, interest or Additional Interest, if any, so becoming due until such sum of money shall be paid to such Holders or otherwise disposed of as provided in this Indenture, and will promptly notify the Trustee of its action or failure to act.

SECTION 2.06. *Transfer and Exchange*. The Notes are issuable only in registered form. A Holder may transfer a Note only by written application to the Registrar stating the name of the proposed transferee and otherwise complying with the terms of this Indenture. No such transfer shall be effected until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Registrar in the Note Register. Prior to the registration of any transfer by a Holder as provided herein, FelCor LP, the Guarantors, the Trustee and any agent of FelCor LP shall treat the person in whose name the Note is registered as the owner thereof for all purposes whether or not the Note shall be overdue, and neither FelCor LP, the Guarantors, the Trustee nor any such agent shall be affected by notice to the contrary. Furthermore, any Holder of a Global Note shall, by

acceptance of such Global Note, agree that transfers of beneficial interests in such Global Note may be effected only through a book entry system maintained by the Holder of such Global Note (or its agent) and that ownership of a beneficial interest in the Note shall be required to be reflected in a book entry. When Notes are presented to the Registrar or a co-Registrar with a request to register the transfer or to exchange them for an equal principal amount of Notes of other authorized denominations (including an exchange of Notes for Exchange Notes), the Registrar shall register the transfer or make the exchange as requested if its requirements for such transactions are met; *provided* that no exchanges of Notes for Exchange Notes shall occur until a Registration Statement shall have been declared effective by the Commission and that any Notes that are exchanged for Exchange Notes shall be cancelled by the Registrar. To permit registrations of transfers and exchanges, FelCor LP shall execute and the authenticating agent shall authenticate Notes at the Registrar's request. No service charge shall be made for any registration of transfer or exchange or redemption of the Notes, but FelCor LP may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or other similar governmental charge payable upon exchanges pursuant to Section 2.11, 3.08, 4.10, 4.11, 4.14 or 9.04).

The Registrar shall not be required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of the giving of a notice of redemption of Notes selected for redemption under Section 3.03 and ending at the close of business on the day of such notice, (ii) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, or (iii) to register the transfer of or to exchange a Note between a Regular Record Date and the next succeeding Interest Payment Date.

Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent, FelCor LP and the Guarantors may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal and interest on such Notes and for all other purposes, and none of the Trustee, any Agent, FelCor LP or the Guarantors shall be affected by notice to the contrary.

SECTION 2.07. *Book-Entry Provisions for Global Notes*.

(a)	The U.S. Global Note and Offshore Global Note initially shall (i) be registered in the name of the Depositary for such Global Notes or the nominee of such Depositary, (ii) be delivered to the Registrar as custodian for such Depositary and (iii) bear legends as set forth in Section 2.02.

Members of, or participants in, the Depositary ("*Agent Members*") shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, or the Registrar as its custodian, or under the Global Note, and the Depositary may be treated by FelCor LP, the Guarantors, the Trustee, the Agents and any agent of FelCor LP, the Guarantors or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent FelCor LP, the Guarantors, the Registrar, any Agent or any agent of FelCor LP or the Guarantors from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Note.

(b)	Transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in a Global Note may be transferred in accordance with the rules and procedures of the Depositary and the provisions of Section 2.08. In addition, U.S. Physical Notes and Offshore Physical Notes shall be transferred to all beneficial owners in exchange for their beneficial interests in the U.S. Global Note or the Offshore Global Note, respectively, if (i) the Depositary notifies FelCor LP that it is unwilling or unable to continue as Depositary for the U.S. Global Note or the Offshore Global Note, as the case may be, and a successor depositary is not appointed by FelCor LP within 90 days of such notice, (ii) an Event of Default has occurred and is continuing and the Registrar has received a request therefor from the Depositary or (iii) in accordance with the rules and procedures of the Depositary and the provisions of Section 2.08.

(c)	Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global

Note and become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

(d)   In connection with any transfer of a portion of the beneficial interests in the U.S. Global Note or Permanent Offshore Global Note to beneficial owners pursuant to paragraph (b) of this Section, the Registrar shall reflect on its books and records the date and a decrease in the principal amount of the U.S. Global Note or Permanent Offshore Global Note in an amount equal to the principal amount of the beneficial interest in the U.S. Global Note or Permanent Offshore Global Note to be transferred, and FelCor LP shall execute, and the authenticating agent shall authenticate and deliver, one or more U.S. Physical Notes or Offshore Physical Notes, as the case may be, of like tenor and amount.

(e)   In connection with the transfer of the entire U.S. Global Note or Offshore Global Note to beneficial owners pursuant to paragraph (b) of this Section, the U.S. Global Note or Offshore Global Note, as the case may be, shall be deemed to be surrendered to the Registrar for cancellation, and FelCor LP shall execute, and the authenticating agent shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in the U.S. Global Note or Offshore Global Note, as the case may be, an equal aggregate principal amount of U.S. Physical Notes or Offshore Physical Notes, as the case may be, of authorized denominations.

(f)   Any U.S. Physical Note delivered in exchange for an interest in the U.S. Global Note pursuant to paragraph (b), (d) or (e) of this Section shall, except as otherwise provided by paragraph (f) of Section 2.08, bear the legend regarding transfer restrictions applicable to the U.S. Physical Note set forth in Section 2.02.

(g)   Any Offshore Physical Note delivered in exchange for an interest in the Temporary Offshore Global Note pursuant to paragraph (b), (d) or (e) of this Section shall, except as otherwise provided by paragraph (f) of Section 2.08, bear the legend regarding transfer restrictions applicable to the Offshore Physical Note set forth in Section 2.02.

(h)   The registered Holder of a Global Note may grant proxies and otherwise authorize any person, including Agent Members and persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

SECTION 2.08. *Special Transfer Provisions*. Unless and until a Note is exchanged for an Exchange Note or sold in connection with an effective Registration Statement pursuant to the Registration Rights Agreement, the following provisions shall apply:

i)   Transfers to Non-QIB Institutional Accredited Investors. The following provisions shall apply with respect to the registration of any proposed transfer of a Note to any Institutional Accredited Investor which is not a QIB (excluding Non-U.S. Persons):

(1)   The Registrar shall register the transfer of any Note, whether or not such Note bears the Private Placement Legend, if (x) the requested transfer is one year after the original issuance of the Notes or (y) the proposed transferee has delivered to the Registrar a certificate substantially in the form of Exhibit C hereto and, if such transfer is with respect to an aggregate principal amount of Notes at the time of transfer of less than $100,000 an opinion of counsel acceptable to FelCor and FelCor LP that such transfer is in compliance with the Securities Act.

(2)   If the proposed transferor is an Agent Member holding a beneficial interest in the U.S. Global Note, upon receipt by the Registrar of (x) the documents, if any, required by paragraph (1) and (y) instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and a decrease in the principal amount at maturity of the U.S. Global Note in an amount equal to the principal amount at maturity of the beneficial interest in the U.S. Global Note to be transferred, and FelCor LP shall

execute, and the authenticating agent shall authenticate and deliver, one or more U.S. Physical Notes of like tenor and amount.

ii)   Transfers to QIBs. The following provisions shall apply with respect to the registration of any proposed transfer of a U.S. Physical Note or an interest in the U.S. Global Note to a QIB (excluding Non-U.S. Persons):

(a)   If the Note to be transferred consists of (x) U.S. Physical Notes, the Registrar shall register the transfer if such transfer is being made by a proposed transferor who has checked the box provided for on the form of Note stating, or has otherwise advised FelCor LP and the Registrar in writing, that the sale has been made in compliance with the provisions of Rule 144A to a transferee who has signed the certification provided for on the form of Note stating, or has other-wise advised FelCor LP and the Registrar in writing, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a QIB within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding FelCor LP and the Guarantors as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A or (y) an interest in the U.S. Global Note, the transfer of such interest may be effected only through the book entry system maintained by the Depositary.

(b)   If the proposed transferee is an Agent Member, and the Note to be transferred consists of U.S. Physical Notes, upon receipt by the Registrar of the documents referred to in clause (i) and instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount at maturity of the U.S. Global Note in an amount equal to the principal amount at maturity of the U.S. Physical Notes, to be transferred, and the Registrar shall cancel the U.S. Physical Note so transferred.

iii)   Transfers of Interests in the Temporary Offshore Global Note. The following provisions shall apply with respect to registration of any proposed transfer of interests in the Temporary Offshore Global Note:

(a)   The Registrar shall register the transfer of any Note (x) if the proposed transferee is a Non-U.S. Person and the proposed transferor has delivered to the Registrar a certificate substantially in the form of Exhibit D hereto or (y) if the proposed transferee is a QIB and the proposed transferor has checked the box provided for on the form of Note stating, or has otherwise advised FelCor LP and the Registrar in writing, that the sale has been made in compliance with the provisions of Rule 144A to a transferee who has signed the certification provided for on the form of Note stating, or has otherwise advised FelCor LP and the Registrar in writing, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a QIB within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding FelCor LP and the Guarantors as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A.

(b)   If the proposed transferee is an Agent Member, upon receipt by the Registrar of the documents referred to in clause (i)(y) above and instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount at maturity of the U.S. Global Note, in an amount equal to the principal amount at maturity of the Temporary Offshore Global Note to be transferred,

and the Registrar shall decrease the amount of the Temporary Offshore Global Note in such an amount.

iv)   Transfers of Interests in the Permanent Offshore Global Note or Unlegended Offshore Physical Notes. The following provisions shall apply with respect to any transfer of interests in the Permanent Offshore Global Note or unlegended Offshore Physical Notes. The Registrar shall register the transfer of any such Note without requiring any additional certification.

v)   Transfers to Non-U.S. Persons at Any Time. The following provisions shall apply with respect to any transfer of a Note to a Non-U.S. Person:

(a)   Prior to 40 days from the initial issuance of a series of Notes, the Registrar shall register any proposed transfer of a Note to a Non-U.S. Person upon receipt of a certificate substantially in the form of Exhibit D hereto from the proposed transferor. On and after 40 days from the initial issuance of a series of Notes, the Registrar shall register any proposed transfer to any Non-U.S. Person if the Note to be transferred is a U.S. Physical Note or an interest in the U.S. Global Note, upon receipt of a certificate substantially in the form of Exhibit D from the proposed transferor.

(b)   (a) If the proposed transferor is an Agent Member holding a beneficial interest in the U.S. Global Note, upon receipt by the Registrar of (x) the documents, if any, required by paragraph (i) and (y) instructions in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and a decrease in the principal amount at maturity of the U.S. Global Note in an amount equal to the principal amount at maturity of the beneficial interest in the U.S. Global Note to be transferred, and (b) if the proposed transferee is an Agent Member, upon receipt by the Registrar of instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount at maturity of the Offshore Global Note in an amount equal to the principal amount at maturity of the U.S. Physical Notes or the U.S. Global Note, as the case may be, to be transferred, and the Registrar shall cancel the U.S. Physical Note, if any, so transferred or decrease the amount of the U.S. Global Note.

vi)   Private Placement Legend. Upon the transfer, exchange or replacement of Notes not bearing the Private Placement Legend, the Registrar shall deliver Notes that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Notes bearing the Private Placement Legend, the Registrar shall deliver only Notes that bear the Private Placement Legend unless either (i) the circumstances contemplated by the second sentence of the fourth paragraph of Section 2.01 or paragraph (a)(1)(x) or (e)(ii) of this Section 2.08 exist or (ii) there is delivered to the Registrar an Opinion of Counsel reasonably satisfactory to FelCor and FelCor LP and the Registrar to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act.

vii)   General. By its acceptance of any Note bearing the Private Placement Legend, each Holder of such a Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Note only as provided in this Indenture. The Registrar shall not register a transfer of any Note unless such transfer complies with the restrictions on transfer of such Note set forth in this Indenture. In connection with any transfer of Notes, each Holder agrees by its acceptance of the Notes to furnish the Registrar or FelCor LP such certifications, legal opinions or other information as either of them may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act; *provided* that the Registrar shall not be required to determine (but may rely on a determination made by FelCor LP with respect to) the sufficiency of any such certifications, legal opinions or other information.

The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.07 or this Section 2.08. FelCor LP shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

SECTION 2.09. *Replacement Notes*. If a mutilated Note is surrendered to the Registrar or if the Holder claims that the Note has been lost, destroyed or wrongfully taken, FelCor LP shall issue and the authenticating agent shall authenticate a replacement Note of like tenor and amount and bearing a number not contemporaneously outstanding; *provided* that the requirements of this Section 2.09 are met. If required by the Registrar or FelCor LP, an indemnity bond must be furnished that is sufficient to protect FelCor LP, the Guarantors, the Registrar or any other Agent from any cost, expense or loss that any of them may suffer if a Note is replaced and subsequently presented or claimed for payment. FelCor LP may charge such Holder for its expenses and the expenses of the Registrar in replacing a Note. In case any such mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, FelCor LP in its discretion may pay such Note instead of issuing a new Note in replacement thereof.

Every replacement Note is an additional obligation of FelCor LP and shall be entitled to the benefits of this Indenture.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 2.10. *Outstanding Notes*. Notes outstanding at any time are all Notes that have been authenticated by the authenticating agent except for those cancelled by the Registrar, those delivered to it for cancellation and those described in this Section 2.10 as not outstanding.

If a Note is replaced pursuant to Section 2.09, it ceases to be outstanding unless and until the Registrar and FelCor LP receive proof satisfactory to them that the replaced Note is held by a bona fide purchaser.

If the Paying Agent (other than FelCor, FelCor LP or an Affiliate of FelCor or FelCor LP) holds on the maturity date money sufficient to pay Notes payable on that date, then on and after that date such Notes cease to be outstanding and interest on them shall cease to accrue.

A Note does not cease to be outstanding because FelCor or FelCor LP or one of their Affiliates holds such Note; *provided* that, in determining whether the Holders of the requisite principal amount of the outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Notes owned by FelCor, FelCor LP, the Guarantors or any other obligor upon the Notes or any Affiliate of FelCor LP or the Guarantors or of such other obligor shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which the Trustee actually knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not FelCor LP or the Guarantors or any other obligor upon the Notes or any Affiliate of FelCor LP or the Guarantors or of such other obligor.

SECTION 2.11. *Temporary Notes*. Until definitive Notes are ready for delivery, FelCor LP may prepare and the authenticating agent shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have insertions, substitutions, omissions and other variations determined to be appropriate by the Officers executing the temporary Notes, as evidenced by their execution of such temporary Notes. If temporary Notes are issued, FelCor LP will cause definitive Notes to be prepared without unreasonable delay. After the preparation of definitive Notes, the temporary Notes shall be exchangeable for definitive Notes upon surrender of the temporary Notes at the office or agency of FelCor LP designated for such purpose pursuant to Section 4.02, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes FelCor LP shall execute and the authenticating agent shall authenticate and deliver in exchange therefor a like

principal amount of definitive Notes of authorized denominations. Until so exchanged, the temporary Notes shall be entitled to the same benefits under this Indenture as definitive Notes.

SECTION 2.12. *Cancellation*. FelCor LP at any time may deliver to the Registrar for cancellation any Notes previously authenticated and delivered hereunder which FelCor LP may have acquired in any manner whatsoever, and may deliver to the Registrar for cancellation any Notes previously authenticated hereunder which FelCor LP has not issued and sold. The Trustee and the Paying Agent shall forward to the Registrar any Notes surrendered to it for transfer, exchange or payment. The Registrar shall cancel all Notes surrendered for transfer, exchange, payment or cancellation in accordance with its normal procedure.

SECTION 2.13. *CUSIP Numbers*. FelCor LP in issuing the Notes may use "CUSIP," "CINS" or "ISIN" numbers (if then generally in use), and the Trustee and Registrar shall use CUSIP, CINS or ISIN numbers, as the case may be, in notices of redemption or exchange as a convenience to Holders; *provided* that any such notice shall state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange and that reliance may be placed only on the other identification numbers printed on the Notes.

SECTION 2.14. *Defaulted Interest*. If FelCor LP or the Guarantors default in a payment of interest on the Notes, FelCor LP or the Guarantors shall pay, or shall deposit with the Paying Agent money in immediately available funds sufficient to pay the defaulted interest, plus (to the extent lawful) any interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date. A special record date, as used in this Section 2.14 with respect to the payment of any defaulted interest, shall mean the 15th day next preceding the date fixed by FelCor LP for the payment of defaulted interest, whether or not such day is a Business Day. At least 15 days before the subsequent special record date, FelCor LP (or, upon the written request of FelCor LP, the Trustee in the name and at the expense of FelCor LP) shall give to each Holder and to the Trustee a notice that states the subsequent special record date, the payment date and the amount of defaulted interest to be paid.

SECTION 2.15. *Issuance of Additional Notes*. FelCor LP may, subject to compliance with Article Four of this Indenture, issue additional Notes under this Indenture. The Notes issued on the Closing Date and any additional Notes subsequently issued shall be treated as a single class for all purposes under this Indenture.

ARTICLE THREE

REDEMPTION

SECTION 3.01. *Optional Redemption*.

(a) Except as provided in this Section 3.01(a), in Section 3.01(b) and Section 3.01(c), FelCor LP will not have the right to redeem any of the Notes prior to March 1, 2018. At any time and from time to time prior to March 1, 2018, FelCor LP and FelCor may, at their option, redeem all or a portion of the Notes at a Redemption Price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the notes plus accrued and unpaid interest and Additional Interest, if any, thereon to, but excluding, the Redemption Date.

(b) Notwithstanding the foregoing, at any time, or from time to time, on or prior to December 15, 2015, FelCor LP may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the Notes issued under this Indenture at a Redemption Price (expressed as a percentage of the principal amount thereof) equal to 105.625%, together with accrued and unpaid interest and Additional Interest, if any, to, but excluding, the Redemption Date; *provided* that (i) at least 65% of the aggregate principal amount of the Notes issued under this Indenture remains outstanding immediately after such redemption; and (ii) FelCor LP makes such redemption no later than 90 days after the consummation of any such Equity Offering.

Notwithstanding the foregoing, at any time, and from time to time, on and after March 1, 2018, FelCor LP may redeem all or a portion of the Notes, at the following Redemption Prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing Mach 1 of the years indicated below, in each case together with accrued and unpaid interest thereon to, but excluding, the Redemption Date:

Year	Redemption Price
2,018	102.813%
2,019	101.875%
2,020	100.938%
2021 and thereafter	100%

SECTION 3.02. *Notices to Trustee*. If FelCor LP elects to redeem Notes pursuant to Section 3.01, it shall notify the Trustee in writing of the Redemption Date and the principal amount of Notes to be redeemed in an Officers' Certificate at least 15 days before the Redemption Date (unless a shorter period shall be satisfactory to the Trustee).

SECTION 3.03. *Selection of Notes To Be Redeemed*. If less than all of the Notes are to be redeemed at any time, the Trustee shall select the Notes to be redeemed in compliance with the requirements, as certified to it by FelCor LP, of the principal national securities exchange, if any, on which the Notes are listed or, on a *pro rata* basis, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate; *provided* that no Notes of $1,000 in principal amount at maturity shall be redeemed in part. Notwithstanding the foregoing, if less than all the Notes are to be redeemed with the proceeds of an Equity Offering, the Trustee shall select the Notes to be redeemed on a *pro rata* basis or on as nearly a *pro rata* basis as practicable (subject to the procedures of the Depositary) unless such method is otherwise prohibited.

The Trustee shall make the selection from the Notes outstanding and not previously called for redemption. Notes in denominations of $1,000 in principal amount at maturity may only be redeemed in whole. The Trustee may select for redemption portions (equal to $1,000 in principal amount at maturity or any integral multiple thereof) of Notes that have denominations larger than $1,000 in principal amount at maturity. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. The Trustee shall notify FelCor LP and the Registrar promptly in writing of the Notes or portions of Notes to be called for redemption.

SECTION 3.04. *Notice of Redemption*. With respect to any redemption of Notes pursuant to Section 3.01, at least 15 days (or such shorter period as may be permitted by the Depositary) but not more than 60 days before a Redemption Date, FelCor LP shall give a notice of redemption to each Holder whose Notes are to be redeemed. The notice need not set forth the Applicable Premium but only the manner of calculations of the redemption price. FelCor LP and FelCor will notify the Trustee of the Applicable Premium with respect to the Notes promptly after the calculation and the Trustee will not be responsible for such calculation.

The notice shall identify the Notes to be redeemed and shall state:

> (i)   the Redemption Date;

> (ii)   the Redemption Price, *provided* that with regard to a redemption pursuant to Section 3.01 (a), the notice need only to set forth the method of calculation thereof;

> (iii)   the name and address of the Paying Agent;

> (iv)   that Notes called for redemption must be surrendered to the Paying Agent in order to collect the Redemption Price;

> (v)   that, unless FelCor LP defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date and the only remaining right of the Holders is to receive payment of the Redemption Price plus accrued interest to the Redemption Date upon surrender of the Notes to the Paying Agent;

(vi)   that, if any Note is being redeemed in part, the portion of the principal amount (equal to $1,000 in principal amount at maturity or any integral multiple thereof) of such Note to be redeemed and that, on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount at maturity equal to the unredeemed portion thereof will be reissued; and

(vii)   that, if any Note contains a CUSIP, CINS or ISIN number as provided in Section 2.13, no representation is being made as to the correctness of the CUSIP, CINS or ISIN number either as printed on the Notes or as contained in the notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes.

At FelCor LP's request (which request may be revoked by FelCor LP at any time prior to the time at which the Trustee shall have given such notice to the Holders), made in writing to the Trustee at least 45 days (or such shorter period as shall be satisfactory to the Trustee) before a Redemption Date, the Trustee shall give the notice of redemption in the name and at the expense of FelCor LP; *provided* that the text of the notice of redemption shall be prepared by FelCor LP. If, however, FelCor LP gives such notice to the Holders, FelCor LP shall concurrently deliver to the Trustee an Officers' Certificate stating that such notice has been given.

SECTION 3.05.   *Effect of Notice of Redemption*. Once notice of redemption is given, Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price. Upon surrender of any Notes to the Paying Agent, such Notes shall be paid at the Redemption Price, plus accrued interest and Additional Interest, if any, to the Redemption Date.

Notice of redemption shall be deemed to be given when mailed, whether or not the Holder receives the notice. In any event, failure to give such notice, or any defect therein, shall not affect the validity of the proceedings for the redemption of Notes held by Holders to whom such notice was properly given.

SECTION 3.06.   *Deposit of Redemption Price*. On or prior to any Redemption Date, FelCor LP shall deposit with the Paying Agent (or, if FelCor LP is acting as its own Paying Agent, shall segregate and hold in trust as provided in Section 2.05) money sufficient to pay the Redemption Price of and accrued interest on all Notes to be redeemed on that date other than Notes or portions thereof called for redemption on that date that have been delivered by FelCor LP to the Trustee for cancellation.

SECTION 3.07.   *Payment of Notes Called for Redemption*. If notice of redemption has been given in the manner provided above, the Notes or portion of Notes specified in such notice to be redeemed shall become due and payable on the Redemption Date at the Redemption Price stated therein, together with accrued interest and Additional Interest, if any, to such Redemption Date, and on and after such date (unless FelCor LP shall default in the payment of such Notes at the Redemption Price and accrued interest and Additional Interest, if any, to the Redemption Date, in which case the principal, until paid, shall bear interest from the Redemption Date at the rate prescribed in the Notes), such Notes shall cease to accrue interest. Upon surrender of any Note for redemption in accordance with a notice of redemption, such Note shall be paid and redeemed by FelCor LP at the Redemption Price, together with accrued interest and Additional Interest, if any, to the Redemption Date; *provided* that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders registered as such at the close of business on the relevant Regular Record Date.

SECTION 3.08.   *Notes Redeemed in Part*. Upon surrender of any Note that is redeemed in part, FelCor LP shall execute and the authenticating agent shall authenticate and deliver to the Holder a new Note equal in principal amount to the unredeemed portion of such surrendered Note.

ARTICLE FOUR

COVENANTS

SECTION 4.01.   *Payment of Notes*. FelCor LP shall pay the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes and this Indenture. An installment of principal, premium, if any, or interest shall be considered paid on the date due if the Trustee or Paying Agent (other than

FelCor LP, a Subsidiary of FelCor LP, a Guarantor or any Affiliate of any of them) holds on that date money designated for and sufficient to pay the installment. If FelCor LP, any Subsidiary of FelCor LP, a Guarantor or any Affiliate of any of them, acts as Paying Agent, an installment of principal, premium, if any, or interest shall be considered paid on the due date if the entity acting as Paying Agent complies with the last sentence of Section 2.05. As provided in Section 6.09, upon any bankruptcy or reorganization procedure relative to FelCor LP or any Guarantor, the Trustee shall serve as the Paying Agent and conversion agent, if any, for the Notes.

FelCor LP shall pay interest on overdue principal, premium, if any, and interest on overdue installments of interest, to the extent lawful, at the rate per annum specified in the Notes.

SECTION 4.02. *Maintenance of Office or Agency*. FelCor LP shall maintain an office or agency where Notes may be surrendered for registration of transfer or exchange or for presentation for payment and where notices and demands to or upon FelCor LP in respect of the Notes and this Indenture may be served. FelCor LP will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time FelCor LP shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations or surrenders, may be made or served at the address of the Trustee set forth in Section 10.02.

FelCor LP may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided* that no such designation or rescission shall in any manner relieve FelCor LP of its obligation to maintain an office or agency for such purposes. FelCor LP shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

FelCor LP hereby initially designates the Paying Agent, U.S. Bank National Association, 100 Wall Street, Suite 1600, New York, New York 10005, as agent for FelCor LP, at such office of FelCor LP in accordance with Section 2.04.

SECTION 4.03. *Limitation on Indebtedness*.

(a)   Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness if, immediately after giving effect to the Incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of Adjusted Total Assets.

(b)   Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, Incur any Subsidiary Debt or any Secured Indebtedness if, immediately after giving effect to the Incurrence of such additional Subsidiary Debt or Secured Indebtedness, the aggregate principal amount of all outstanding Subsidiary Debt and Secured Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis is greater than 45% of Adjusted Total Assets.

(c)   Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness; *provided* that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis would be greater than 2.0 to 1.

(d)   Notwithstanding paragraphs (a), (b) or (c) of this Section 4.03, FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur each and all of the following:

(i)   Indebtedness outstanding under any Line of Credit at any time in an aggregate principal amount not to exceed the greater of (a) $250 million or (b) 1.5 times Consolidated EBITDA for the then most recent four fiscal quarters calculated prior to such Transaction Date for which reports have been filed

with the Commission or provided to the Trustee pursuant to Section 4.19, less any amount of such Indebtedness under any Line of Credit permanently repaid as provided under Section 4.11;

(ii)   Indebtedness owed to:

(A)   FelCor LP or FelCor evidenced by an unsubordinated promissory note, or

(B)   to any Restricted Subsidiary;

provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to FelCor LP or FelCor or any other Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii);

(iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, outstanding Indebtedness (other than Indebtedness Incurred under clause (i), (ii), (iv), (vi) or (vii) of this paragraph (d)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); *provided* that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness *pari passu* with or subordinate in right of payment to, the Notes shall only be permitted under this clause (iii) if:

(A)   in case the Notes are refinanced in part or the Indebtedness to be refinanced is *pari passu* in right of payment with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is *pari passu* in right of payment with or is expressly made subordinate in right of payment to the remaining Notes,

(B)   in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes, and

(C)   such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded;

provided further that in no event may Indebtedness of FelCor LP or FelCor or a Subsidiary Guarantor that is *pari passu* with or subordinated in right of payment to the Notes be refinanced by means of any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this clause (iii);

(iv) Indebtedness:

(A)   in respect of performance, surety or appeal bonds provided in the ordinary course of business,

(B)   under Currency Agreements and Interest Rate Agreements; *provided* that such agreements (1) are designed solely to protect FelCor LP or FelCor or any of their respective Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (2) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, and

(C)   arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance

bonds securing any obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis in connection with such disposition;

(v)   Indebtedness of FelCor LP or FelCor, to the extent the net proceeds thereof are promptly

(A)   used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control, or

(B)   deposited to defease the Notes in accordance with Section 8.02 or 8.03;

(vi)   Guarantees of the Notes and Guarantees of Indebtedness of FelCor LP or FelCor by any of their respective Restricted Subsidiaries, *provided* the guarantee of such Indebtedness is permitted by and made in accordance with Section 4.07; or

(vii)   Additional Pari Passu Indebtedness so long as (A) immediately prior to, and after giving effect to, such Incurrence a Default or an Event of Default shall not have occurred and be continuing and (B) such Incurrence is otherwise permitted under paragraphs (a), (b) and (c) above.

(e)   Notwithstanding any other provision of this Section 4.03, the maximum amount of Indebtedness that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur pursuant to this Section 4.03 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

(f)   For purposes of determining any particular amount of Indebtedness under this Section 4.03:

(1)   Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included, and

(2)   any Liens granted pursuant to the equal and ratable provisions referred to in Section 4.09 shall not be treated as Indebtedness.

For purposes of determining compliance with this Section 4.03, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause (2) of the preceding sentence), each of FelCor LP and FelCor, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; *provided* that FelCor LP and FelCor must classify such item of Indebtedness in an identical fashion; *provided further* that FelCor LP and FelCor may divide and classify an item of Indebtedness in one or more of the types of Indebtedness and may later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this Section 4.03.

SECTION 4.04. *Limitation on Restricted Payments.* Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, directly or indirectly,

(i)   declare or pay any dividend or make any distribution on or with respect to its Capital Stock held by Persons other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than:

(A)   dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock, and

(B)   *pro rata* dividends or distributions on Common Stock of FelCor LP or any Restricted Subsidiary held by minority stockholders;

(ii)   purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of:

(A)   FelCor LP, FelCor or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries unless in connection with such purchase the Unrestricted Subsidiary is designated as a Restricted Subsidiary, or

(B)   a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by an Affiliate of FelCor LP or FelCor (other than a Wholly-Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of FelCor LP or FelCor;

(iii)   make any voluntary or optional principal payment, redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of FelCor LP or FelCor that is subordinated in right of payment to the Notes; or

(iv)   make an Investment, other than a Permitted Investment, in any Person

(such payments or any other actions described in clauses (i) through (iv) above being collectively "*Restricted Payments*") if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)   a Default or Event of Default shall have occurred and be continuing,

(B)   FelCor LP or FelCor could not Incur at least $1.00 of Indebtedness under paragraphs (a), (b) and (c) of Section 4.03, or

(C)   the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after September 30, 2009 shall exceed the sum of:

(1)   95% of the aggregate amount of the Funds From Operations (or, if the Funds From Operations is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by FelCor LP or FelCor or any of their respective Restricted Subsidiaries to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on October 1, 2009 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to Section 4.19, *plus*

(2)   the aggregate Net Cash Proceeds received by FelCor LP or FelCor after September 30, 2009 from the issuance and sale permitted by this Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of FelCor LP or FelCor, including an issuance or sale permitted by this Indenture of Indebtedness of FelCor LP or FelCor for cash subsequent to September 30, 2009 upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor, or from the issuance to a Person who is not a Subsidiary of FelCor LP or FelCor of any options, warrants or other rights to acquire Capital Stock of FelCor LP or FelCor (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable for cash at the option of the holder, or are required to be redeemed for cash, prior to the Stated Maturity of the Notes), *plus*

(3)   an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to FelCor LP or FelCor or any of their respective Restricted Subsidiaries or from the Net Cash Proceeds from

the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Funds From Operations) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments") not to exceed, in each case, the amount of Investments previously made by FelCor LP, FelCor and their respective Restricted Subsidiaries in such Person or Unrestricted Subsidiary, *plus*

(4)   the purchase price of non-cash tangible assets acquired in exchange for an issuance of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor subsequent to September 30, 2009.

Notwithstanding the foregoing, FelCor LP or FelCor may declare or pay any dividend or make any distribution, so long as FelCor believes in good faith that FelCor qualifies as a REIT under the Code and the declaration or payment of any dividend or the making of any distribution is necessary either to maintain FelCor's status as a REIT under the Code for any calendar year or to enable FelCor to avoid payment of any tax for any calendar year that could be avoided by reason of a distribution by FelCor to its shareholders, with such distribution to be made as and when determined by FelCor, whether during or after the end of, the relevant calendar year, if:

(1)   the aggregate principal amount of all outstanding Indebtedness of FelCor LP or FelCor on a consolidated basis at such time is less than 80% of Adjusted Total Assets, and

(2)   no Default or Event of Default shall have occurred and be continuing.

The foregoing provisions of this Section 4.04 shall not be violated by reason of:

(i)   the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

(ii)   the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of paragraph (d) of Section 4.03;

(iii)   the repurchase, redemption or other acquisition of Capital Stock of FelCor LP or FelCor or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent issuance of, shares of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

(iv)   the making of any principal payment on, or the repurchase, redemption, retirement, defeasance or other acquisition for value of, Indebtedness of FelCor LP or FelCor which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent issuance of, shares of the Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

(v)   payments or distributions, to dissenting stockholders pursuant to applicable law pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of this Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of FelCor LP or FelCor;

(vi)   the payment of cash (A) in lieu of the issuance of fractional shares of equity interests upon conversion, redemption or exchange of securities convertible into or exchangeable for equity interests of FelCor and (B) in lieu of the issuance of whole shares of equity interests upon conversion, redemption or exchange of securities convertible into or exchangeable for equity interests of FelCor in an aggregate amount not to exceed $5 million;

(vii) the acquisition or re-acquisition, whether by forfeiture or in connection with satisfying applicable payroll withholding tax obligations, of Capital Stock of FelCor or FelCor LP in connection with the administration of their equity compensation programs in the ordinary course of business;

(viii) the declaration or payment of any cash dividend or other cash distribution in respect of Capital Stock of FelCor, FelCor LP or its respective Restricted Subsidiaries constituting Preferred Stock, so long as the Interest Coverage Ratio contemplated by paragraph (c) of Section 4.03 shall be greater than or equal to 1.7 to 1;

(ix) Investments in any Person or Persons in an aggregate amount not to exceed $200 million;

(x) Restricted Payments in an aggregate amount not to exceed $75 million, *provided* that at the time of, and after giving effect to, the proposed Restricted Payment FelCor LP and FelCor could have Incurred at least $1.00 of Indebtedness under paragraphs (a), (b) and (c) of Section 4.03; or

(xi) the repayment, defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated in right of payment or Disqualified Stock of FelCor or FelCor LP (a) in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to any Subsidiary) of, the Disqualified Stock of FelCor or FelCor LP, or (b) pursuant to a required change of control offer or asset sale offer arising from a Change of Control or Asset Sale, as the case may be, *provided* that such repayment, repurchase, redemption, acquisition or retirement occurs after all notes tendered by holders in connection with a related Offer to Purchase have been repurchased, redeemed or acquired for value;

provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a direct consequence of the actions or payments set forth therein. Each Restricted Payment permitted pursuant to this paragraph (other than the Restricted Payment referred to in clause (ii) of this paragraph, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) of this paragraph, an Investment referred to in clause (ix) of this paragraph or a Restricted Payment referred to in clause (x) of this paragraph), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv), shall be included in calculating whether the conditions of clause (iv)(C) of the first paragraph of this Section 4.04 have been met with respect to any subsequent Restricted Payments.

SECTION 4.05. *Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries*. Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by FelCor LP or FelCor or any of their respective Restricted Subsidiaries,

(ii) pay any Indebtedness owed to FelCor LP, FelCor or any other Restricted Subsidiary,

(iii) make loans or advances to FelCor LP, FelCor or any other Restricted Subsidiary, or

(iv) transfer its property or assets to FelCor LP, FelCor or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1) existing on the Closing Date as set forth in this Indenture and any other agreement in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; *provided* that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2) existing under or by reason of applicable law;

(3)　　existing with respect to any Person or the property or assets of such Person acquired by FelCor LP, FelCor or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

(4)　　in the case of clause (iv) of the first paragraph of this Section 4.05,

(A)　　that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B)　　existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of FelCor LP, FelCor or any Restricted Subsidiary not otherwise prohibited by this Indenture, or

(C)　　arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of FelCor LP, FelCor or any Restricted Subsidiary in any manner material to FelCor LP, FelCor and their respective Restricted Subsidiaries taken as a whole;

(5)　　with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6)　　contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

(A)　　the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by FelCor LP and FelCor), and

(B)　　each of FelCor LP and FelCor determines that any such encumbrance or restriction will not materially affect such Persons' ability to make principal or interest payments on the Notes.

Nothing contained in this Section 4.05 shall prevent FelCor LP, FelCor or any Restricted Subsidiary from:

(1)　　creating, incurring, assuming or suffering to exist any Liens otherwise permitted in Section 4.09, or

(2)　　restricting the sale or other disposition of property or assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that secure Indebtedness of FelCor LP, FelCor or any of their respective Restricted Subsidiaries.

SECTION 4.06.　*Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries.*　Neither FelCor LP nor FelCor shall sell, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(i)　to FelCor LP, FelCor or a Wholly-Owned Restricted Subsidiary;

(ii)　issuances of director's qualifying shares or sales to individuals of shares of Restricted Subsidiaries, to the extent required by applicable law or to the extent necessary to obtain local liquor licenses;

(iii)　if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Subsidiary and any Investment in such Person remaining after giving effect to

such issuance or sale would have been permitted to be made under Section 4.04 if made on the date of such issuance or sale; or

(iv)   sales of not greater than 20% of the Capital Stock of a newly-created Restricted Subsidiary made in connection with, or in contemplation of, the acquisition or development by such Restricted Subsidiary of one or more properties to any Person that is, or is an Affiliate of, the entity that provides, franchise, management or other services, as the case may be, to one or more properties owned by such Restricted Subsidiary.

SECTION 4.07.   *Limitation on Issuances of Guarantees by Restricted Subsidiaries*. Neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries, directly or indirectly, to Guarantee any Indebtedness other than the Notes of FelCor LP, FelCor or any Subsidiary Guarantor ("*Guaranteed Indebtedness*"), unless:

(i)   such Restricted Subsidiary substantially simultaneously executes and delivers a supplemental indenture to this Indenture (substantially in the form of Exhibit F hereto) providing for a Subsidiary Guarantee by such Restricted Subsidiary, and

(ii)   such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

provided that this Section 4.07 shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is:

(A)   *pari passu* with the Notes or Subsidiary Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be *pari passu* in right of payment with, or subordinated in right of payment to, the Subsidiary Guarantee, or

(B)   subordinate in right of payment to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated in right of payment to the Notes or Subsidiary Guarantee.

SECTION 4.08.   *Limitation on Transactions with Affiliates*. Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction (including, without limitations, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of FelCor LP or FelCor or with any Affiliate of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, except upon fair and reasonable terms no less favorable to FelCor LP, FelCor or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation shall not limit, and shall not apply to: (i) transactions (A) approved by a majority of the independent directors (or a committee comprised solely of independent directors) of FelCor or (B) for which FelCor LP, FelCor or any Restricted Subsidiary delivers to the Trustee and the Collateral Agent a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to FelCor LP, FelCor or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between FelCor LP or FelCor and any of their respective Wholly-Owned Restricted Subsidiaries or solely between Wholly-Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary fees and expenses to directors of FelCor who are not employees of FelCor; (iv) any payments or other transactions pursuant to any tax sharing agreement between FelCor LP or FelCor and any other Person with which FelCor LP or FelCor files a consolidated tax return or with which FelCor LP or FelCor is part of a consolidated group for tax purposes; (v) any Restricted Payments not

prohibited by Section 4.04; (vi) transactions pursuant to agreements or arrangements in effect on the Closing Date or any amendment, modification or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to FelCor, FelCor LP and their Restricted Subsidiaries than the original agreement or arrangement in existence on the Closing Date; (vii) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by FelCor, FelCor LP or any of their Restricted Subsidiaries with officers and employees of FelCor or any of its Restricted Subsidiaries that are Affiliates of FelCor or FelCor LP and the payment of compensation to such officers and employees (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans) so long as such agreement has been approved by the Board of Directors of FelCor; (viii) commission, payroll, travel and similar advances or loans (including payment or cancellation thereof) to officers and employees of FelCor or any of its Restricted Subsidiaries; (ix) any transaction with any Person that is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction; or (x) any transaction with a joint venture, partnership, limited liability company or other entity that would constitute an Affiliate Transaction solely because FelCor LP, FelCor or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity. Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this Section 4.08 and not covered by clauses (ii) through (x) of this paragraph, (a) the aggregate amount of which exceeds $5 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above, and (b) the aggregate amount of which exceeds $10 million in value, must be determined to be fair in the manner provided for in clause (i)(B) above.

SECTION 4.09. *Limitation on Liens*. Neither FelCor LP nor FelCor shall, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise cause to exist any Lien (except a Permitted Lien) that secures obligations under any Indebtedness (any such Lien, an "*Additional Lien*") on any asset or properties of FelCor LP or FelCor or any Restricted Subsidiary that constitutes Collateral, or any income or profits therefrom, or assign or convey any right to receive income therefrom, other than (i) the Notes and the Note Guarantee of any Guarantor and (ii) any Additional Pari Passu Indebtedness to the extent the Incurrence of such Indebtedness is permitted under Section 4.03; *provided* that the foregoing shall not prohibit FelCor LP or FelCor or any Restricted Subsidiary from, directly or indirectly, creating, incurring assuming or otherwise causing to exist any such Additional Lien with respect to any asset or property that does not constitute Collateral (or any income or profits therefrom, or right to receive income therefrom).

SECTION 4.10. *Limitation on Collateral Asset Sales*. Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, consummate any Collateral Asset Sale, unless:

> (i) FelCor LP, FelCor or such Restricted Subsidiary, as the case may be, receives cash consideration at the time of such Collateral Asset Sale at least equal to the fair market value of the Collateral sold or disposed of, which fair market value, if sold or disposed of to any Person other than an unaffiliated third party, shall be certified to the Collateral Agent by a nationally recognized independent appraiser selected by FelCor LP; or

> (ii) FelCor LP, FelCor or such Restricted Subsidiary pledges to the Collateral Agent as replacement collateral owned or leased real property (such pledge of owned or leased real property consisting of either (a) the pledge to the Collateral Agent of owned or leased real property already owned thereby as replacement collateral or (b) the purchase and subsequent pledge of new owned or leased real property, in each case within 60 days of such Collateral Asset Sale) (in each case, the "*Replacement Property Collateral*"), so long as (1) the Replacement Property Collateral is owned by a Subsidiary Guarantor that is a Wholly-Owned Subsidiary of FelCor LP or FelCor and all the equity interests in any such Wholly-Owned Subsidiary (the "*Replacement Pledged Equity*"), along with the Replacement Property Collateral, are pledged to the Collateral Agent for the benefit of the Holders, (2) the Replacement Property Collateral in such Collateral Asset Sale has at least 98% of the Collateral EBITDA of the Collateral sold, in both cases, for the then most recent four fiscal quarters prior to such Collateral Asset Sale for which reports have been filed with the Commission or provided to the Trustee pursuant to Section 4.19, (3) the Collateral

Agent has a first priority Lien (subject to any Permitted Liens) in the Replacement Property Collateral and the Replacement Pledged Equity (collectively, the "*Replacement Collateral*") and receives such Collateral Documents, title insurance, surveys, environmental reports, legal opinions and other documents and instruments as are reasonable and customary for a transaction of similar size and scope (or in lieu thereof, such Replacement Collateral will be encumbered for the benefit of the notes in a manner that is not materially worse than the manner in which the Collateral sold or disposed of was so encumbered), as certified by FelCor LP, so long as (x) after giving effect to such sale or disposition no more than 50% of the Restricted Hotels constituting Collateral prior to the sale or disposition would not constitute Collateral and (y) commercially reasonable efforts are taken with respect to such Replacement Collateral in order for it to constitute Collateral) and (4) the granting of a Lien on such Replacement Collateral is permitted by the terms of all other material Indebtedness of FelCor LP and FelCor and their Restricted Subsidiaries and the Trustee and the Collateral Agent receive a legal opinion to that effect; *provided* that in the case of clauses (3) and (4) above, the Collateral Agent and/or the Trustee will have received the deliverables required thereby as promptly as practical, but in no event more than 120 days following such Collateral Asset Sale; *provided*, *further*, that a binding commitment from FelCor, FelCor LP and their Restricted Subsidiaries with respect to all of the foregoing shall be deemed compliance therewith, so long as such commitment is satisfied within 120 days thereafter.

Notwithstanding the foregoing, in the event that (i) any Net Cash Proceeds from a Collateral Asset Sale are not invested or applied as provided in clause (ii) set forth in the preceding paragraph within 120 days of such Collateral Asset Sale (or such shorter period as determined by FelCor) or (ii) the Replacement Property Collateral in such Collateral Asset Sale has a fair market value (as determined by the report or analysis of a nationally recognized independent appraiser selected by FelCor LP and delivered to the Collateral Agent within 30 days of such substitution) more than $1.0 million less than the fair market value of the Collateral as of the date of disposition of such Collateral (such difference in value being "*Remainder Proceeds*"), FelCor LP or FelCor or any of their Restricted Subsidiaries will, within 15 Business Days thereafter, apply any Net Cash Proceeds not so applied or Remainder Proceeds, as the case may be (the "*Collateral Excess Proceeds*"), to either (i) together with any additional cash that may be required, defease or discharge all the Notes and any Additional Pari Passu Indebtedness secured by a Lien on such Collateral permitted hereby required to be paid under Section 8.02 or Section 8.03 or (ii) make the Offer to Purchase described in the next paragraph with such Collateral Excess Proceeds; *provided* such application of the Collateral Excess Proceeds shall not be required until the aggregate amount thereof exceeds $50 million.

If FelCor LP or FelCor or a Subsidiary Guarantor makes an Offer to Purchase the Notes after the consummation of a Collateral Asset Sale it will offer to purchase all the Notes and any Additional Pari Passu Indebtedness at a price in cash (the "*Collateral Asset Sale Payment*"), in each case *pro rata* in proportion to the respective principal amounts of the Notes and such Additional Pari Passu Indebtedness required to be repaid, equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 15 Business Days after the expiration of the 120-day (or shorter) period described in the immediately preceding paragraph, FelCor LP or FelCor will send a notice describing such Collateral Asset Sale and the Offer to Purchase, which notice will include the date of consummation for such Offer to Purchase (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is given (the "*Collateral Asset Sale Offer Payment Date*").

On the Collateral Asset Sale Offer Payment Date, FelCor LP and FelCor will:

(1)   accept for payment all Notes and Additional Pari Passu Indebtedness issued by them or portions thereof properly tendered pursuant to the Offer to Purchase;

(2)   deposit with the Paying Agent an amount equal to the aggregate Collateral Asset Sale Payment in respect of all Notes and Additional Pari Passu Indebtedness or portions thereof so tendered; and

(3)   deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officers' Certificate to the Trustee stating that such Notes or portions thereof have been tendered to, and purchased by, FelCor LP and FelCor.

If the aggregate principal amount of Notes and such other Additional Pari Passu Indebtedness tendered into such Offer to Purchase exceeds the amount of Collateral Excess Proceeds, then the Notes and such other Additional Pari Passu Indebtedness will be purchased on a *pro rata* basis based on the principal amount of Notes and such other Additional Pari Passu Indebtedness tendered. Upon completion of each Offer to Purchase, any remaining Collateral Excess Proceeds subject to such Offer to Purchase will no longer be deemed to be Collateral Excess Proceeds. In addition, the Holders of Notes waive and shall forgo any right to receive, or participate in, any offer to purchase required to be made by FelCor LP on a *pro rata* basis among the holders of the Existing Notes or the Future Senior Secured Notes and the holders of the notes pursuant to any non-collateral asset sale covenant to the extent such offer to purchase is a result of excess proceeds from assets constituting Collateral under the indenture governing the notes and for which a Collateral Asset Sale Offer to Purchase had previously been made to the holders of the notes in accordance with the terms of the indenture governing the notes.

SECTION 4.11. *Limitation on Non-Collateral Asset Sales*. Neither FelCor LP nor FelCor shall, and neither FelCor LP or FelCor shall permit any of their respective Restricted Subsidiaries to, consummate any Non-Collateral Asset Sale, unless:

(i)   the consideration received by FelCor LP, FelCor or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of, and

(ii)   at least 75% of the consideration received consists of cash or Temporary Cash Investments; *provided*, with respect to the sale of one or more hotel properties, that up to 75% of the consideration may consist of indebtedness of the purchaser of such hotel properties; *provided*, *further*, that such indebtedness is secured by a first priority Lien on the hotel property or properties sold.

In the event and to the extent that the Net Cash Proceeds received by FelCor LP, FelCor or such Restricted Subsidiary from one or more Non-Collateral Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 15% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries has been filed with the Commission or provided to the Trustee pursuant to Section 4.19), then FelCor LP or FelCor shall or shall cause the relevant Restricted Subsidiary to:

(i)   within 12 months after the date Net Cash Proceeds so received exceed 15% of Adjusted Consolidated Net Tangible Assets:

(A)   apply an amount equal to such excess Net Cash Proceeds to permanently reduce Senior Indebtedness of FelCor LP, FelCor or any Restricted Subsidiary or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than FelCor LP, FelCor or any of their respective Restricted Subsidiaries, or

(B)   invest an equal amount, or the amount not so applied pursuant to the foregoing clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a Restricted Subsidiary having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries existing on the date of such investment, and

(ii)   apply (no later than the end of the applicable 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this Section 4.11.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute "*Non-Collateral Excess Proceeds.*" If, as of the first day of any calendar month, the aggregate amount of Non-Collateral Excess Proceeds not previously subject to an Offer to Purchase pursuant to this Section 4.11 totals at least $25 million, FelCor LP must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders of the Notes and all holders of other Indebtedness that is *pari passu* with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, on a *pro rata* basis, an aggregate principal amount of Notes and such other Indebtedness equal to the Non-Collateral Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes and such other Indebtedness plus, in each case, accrued interest and Additional Interest (if any) to the Payment Date; *provided* such Offer to Purchase shall not be required to be made on a *pro rata* basis to the holders of such other *pari passu* Indebtedness if the Net Cash Proceeds would constitute proceeds from the sale of "Collateral" with respect to such other *pari passu* Indebtedness and another offer to purchase had previously been made to such holders with respect to such proceeds pursuant to any "collateral asset sale offer to purchase" or similar provision under the definitive agreements governing such *pari passu* Indebtedness.

If the aggregate principal amount of the Notes and the other Indebtedness that is *pari passu* with the Notes tendered into such Offer to Purchase exceeds the amount of Non-Collateral Excess Proceeds, then the Notes and the other Indebtedness that is *pari passu* with the Notes will be purchased on a *pro rata* basis based on the principal amount of the Notes and the other Indebtedness that is *pari passu* with the Notes tendered. Upon completion of each Offer to Purchase, any remaining Non-Collateral Excess Proceeds subject to such Offer to Purchase will no longer be deemed to be Non-Collateral Excess Proceeds.

SECTION 4.12. *Events of Loss*. In the case of an Event of Loss with respect to any Event of Loss Asset, FelCor LP, FelCor or the affected Restricted Subsidiary, as the case may be, shall, within 360 days after the receipt of any Net Loss Proceeds received from such Event of Loss, either:

(i) grant a Lien in favor of the Collateral Agent on Replacement Collateral so long as (a) the Replacement Collateral has a fair market value (as determined by the report or analysis of a nationally recognized independent appraiser selected by FelCor LP and delivered to the Trustee within such 360-day period) at least equal to the lesser of (1) the value of the Event of Loss Asset immediately prior to the date of the Event of Loss or (2) the value of the Event of Loss Asset as of the Closing Date, (b) the Replacement Collateral is owned by a Subsidiary Guarantor that is a Wholly-Owned Subsidiary of FelCor LP or FelCor and Replacement Collateral (subject to clause (c) below) is pledged to the Collateral Agent for the benefit of the Holders, and (c) the Collateral Agent has a first priority Lien (subject to any Permitted Liens) on the Replacement Collateral and receives such Collateral Documents, title insurance, surveys, environmental reports, legal opinions and other documents and instruments as are reasonable and customary for a transaction of similar size and scope (or in lieu thereof, such Replacement Collateral will be encumbered for the benefit of the Notes in a manner that is not materially worse than the manner in which the Event of Loss Asset was so encumbered as certified by FelCor LP, so long as (x) after giving effect to such Event of Loss no more than six Restricted Hotels would not constitute Collateral and (y) commercially reasonable efforts are taken with respect to such Replacement Collateral in order for it to constitute Collateral); or

(ii) rebuild, repair, replace or construct improvements to the affected property or facility (or enter into a binding agreement to do so within 360 days after the execution of such agreement) (an "*Acceptable Event of Loss Commitment*");

provided that in either of clauses (i) and (ii) above, any such action shall be permitted by the terms of all other material Indebtedness of FelCor LP, FelCor and their Restricted Subsidiaries and the Trustee receives a legal opinion to that effect; *provided, further*, that in the event any Acceptable Event of Loss Commitment is later cancelled or terminated for any reason before the Net Loss Proceeds are applied in connection therewith, or such Net Loss Proceeds are not actually so invested or paid in accordance with clause (ii) above by the end of such 360-day period, then such Net Loss Proceeds shall be applied in accordance with the immediately succeeding paragraph.

In the event that FelCor LP, FelCor or any of their Restricted Subsidiaries is not able to, or for any reason does not, comply with the immediately preceding paragraph, FelCor LP or FelCor will use any remaining Net Loss Proceeds (the "*Excess Net Loss Proceeds*") to make an offer (a "*Loss Proceeds Offer*") to Holders and to holders of Additional Pari Passu Indebtedness to purchase the maximum principal amount of Notes and Additional Pari Passu Indebtedness, in each case *pro rata* in proportion to the respective principal amount thereof outstanding, that may be purchased from the Excess Net Loss Proceeds at a price in cash equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase; *provided* that such application of Excess Net Loss Proceeds shall not be required until the aggregate amount thereof exceeds $50 million.

If FelCor LP or FelCor makes a Loss Proceeds Offer, within 15 Business Days after the earlier of (a) the election to make the Loss Proceeds Offer and (b) the expiration of the 360-day period described in the first paragraph of this Section (or, if applicable, within 15 Business Days after the cancellation or termination of any Accept-able Event of Loss Commitment before the Net Cash Proceeds are applied in connection therewith), FelCor LP or FelCor will send a notice in accordance with Section 10.02 describing such Event of Loss, the Loss Proceeds Offer and the date of consummation for such Loss Proceeds Offer (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is given (the "*Loss Proceeds Offer Payment Date*"), pursuant to the procedures required by this Indenture and described in such notice.

FelCor LP and FelCor will comply with the requirements of Rule 14e-1 and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Loss Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, FelCor LP and FelCor will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in this Indenture by virtue thereof.

On the Loss Proceeds Offer Payment Date, FelCor LP or FelCor will

(1) accept for payment such principal amount of Notes and Additional Pari Passu Indebtedness or portions thereof required to be purchased by it under to the Loss Proceeds Offer or portions thereof properly tendered pursuant to the Loss Proceeds Offer;

(2) deposit with the Paying Agent an amount equal to the aggregate Excess Net Loss Proceeds in respect of all Notes and to the relevant agent for the Additional Pari Passu Indebtedness accepted for payment in the Loss Proceeds Offer; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officers' Certificate to the Trustee stating that such Notes or portions thereof have been tendered to, and purchased by, FelCor LP or FelCor.

SECTION 4.13. *Repurchase of Notes upon a Change of Control.*

(a) If a Change of Control occurs, each Holder of Notes shall have the right to require FelCor LP to repurchase all or any part of such Holder's Notes pursuant to an offer (a "*Change of Control Offer*") on the terms set forth in this Indenture. In the Change of Control Offer, FelCor LP shall offer payment (a "*Change of Control Payment*") in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, thereon, to the date of repurchase (the "*Change of Control Payment Date*," which date shall be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control, FelCor LP shall give a notice to each Holder stating that a Change of Control has occurred and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is given, pursuant to the procedures required by this Section 4.13 and described in such notice.

The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer and shall state:

(i)   that the Change of Control Offer is being made pursuant to this Section 4.13;

(ii)   the amount of the Change of Control Payment and the Change of Control Payment Date;

(iii)   that any Note not tendered or accepted for payment shall continue to accrue interest;

(iv)   that, unless FelCor LP defaults in making such payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

(v)   that Holders electing to have a Note purchased pursuant to any Change of Control Offer shall be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer by book-entry transfer, to FelCor LP, a Depositary, if appointed by FelCor LP, or a Paying Agent at the address specified in the notice at least three days before the Change of Control Payment Date;

(vi)   that Holders shall be entitled to withdraw their election if FelCor LP, the Depositary or the Paying Agent, as the case may be, receives, not later than one (1) Business Day prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased; and

(vii)   that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer); *provided* that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

(b)   On the Change of Control Payment Date, FelCor LP shall, to the extent lawful:

(1)   accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)   deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and

(3)   promptly thereafter deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by FelCor LP.

(c)   The Paying Agent shall promptly (but in any case not later than five days after the Change of Control Payment Date) mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the authenticating agent shall promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each such new Note shall be in a principal amount of $1,000 or an integral multiple of $1,000. If the Change of Control Payment Date is on or after a Regular Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Change of Control Offer. FelCor LP shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. Subject to Section 4.13(d) below, the provisions described herein that require FelCor LP to make a Change of Control Offer following a Change of Control shall be applicable regardless of whether any other provisions of this Indenture are applicable.

(d)   FelCor LP shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the

requirements set forth in this Indenture applicable to a Change of Control Offer made by FelCor LP and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

(e)   FelCor LP shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.13, FelCor LP shall comply with the applicable securities laws or regulations and shall not be deemed to have breached its obligations under this Section 4.13 by virtue of such compliance.

SECTION 4.14. *Existence*. Subject to Articles Four and Five of this Indenture, FelCor LP and the Guarantors shall do or cause to be done all things necessary to preserve and keep in full force and effect their existence and the existence of each Restricted Subsidiary in accordance with the respective organizational documents of FelCor LP, the Guarantors and each Restricted Subsidiary and the rights (whether pursuant to charter, partnership certificate, agreement, statute or otherwise), material licenses and franchises of FelCor LP, the Guarantors and each Restricted Subsidiary; *provided* that neither FelCor nor FelCor LP shall be required to preserve any such right, license or franchise, or the existence of any Restricted Subsidiary or Subsidiary Guarantor, if the maintenance or preservation thereof is no longer desirable in the conduct of the business of FelCor LP, the Guarantors and their Restricted Subsidiaries taken as a whole.

SECTION 4.15. *Payment of Taxes and Other Claims*. FelCor and FelCor LP shall pay or discharge and shall cause each of their respective Restricted Subsidiaries to pay or discharge, or cause to be paid or discharged, before the same shall become delinquent (i) all material taxes, assessments and governmental charges levied or imposed upon (a) FelCor and FelCor LP or any such Restricted Subsidiary, (b) the income or profits of any such Restricted Subsidiary which is a corporation or (c) the property (including, without limitation, the Collateral, of FelCor, FelCor LP or any such Restricted Subsidiaries and (ii) all material lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property of FelCor, FelCor LP or any such Restricted Subsidiary; *provided* that FelCor and FelCor LP shall not be required to pay or discharge, or cause to be paid or discharged, any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

SECTION 4.16. *Maintenance of Properties and Insurance*. FelCor and FelCor LP shall cause all properties used or useful in the conduct of their business or the business of any of their Restricted Subsidiaries, to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of FelCor or FelCor LP may be necessary so that the business carried on in connection therewith may be properly conducted at all times; *provided* that nothing in this Section 4.16 shall prevent FelCor, FelCor LP or any such Restricted Subsidiary from discontinuing the use, operation or maintenance of any of such properties or disposing of any of them, if such discontinuance or disposal is, in the judgment of FelCor, FelCor LP, desirable in the conduct of the business of FelCor, FelCor LP or such Restricted Subsidiary.

Each of FelCor and FelCor LP shall provide or cause to be provided, for itself and its Restricted Subsidiaries, insurance (including appropriate self-insurance) against loss or damage of the kinds customarily insured against by corporations similarly situated and owning like properties, with reputable insurers or with the government of the United States of America, or an agency or instrumentality thereof, in such amounts, with such deductibles and by such methods as shall be customary for corporations similarly situated in the industry in which FelCor, FelCor LP or such Restricted Subsidiary, as the case may be, is then conducting business. Without limiting the foregoing, such insurance coverages shall include without limitation (a) physical hazard on an "all risk" basis coverage and explosion insurance in an amount equal to the full replacement cost of the fully operational Mortgaged Property, (b) commercial general liability insurance against claims for bodily injury, death or property damage occurring on, in or about the Mortgaged Property and the Collateral located thereon or used in connection therewith, (c) workers' compensation insurance as required by applicable law, and if the Mortgaged Property is located in an

area identified by the Federal Emergency Management Agency as an area having special flood hazards pursuant to the National Flood Insurance Act of 1968 or the Flood Disaster Protection Act of 1973, each as amended or any successor laws, flood insurance in compliance with applicable laws.

SECTION 4.17. *Notice of Defaults*. In the event that FelCor LP becomes aware of any Default or Event of Default, FelCor LP, promptly after it becomes aware thereof, shall give written notice thereof to the Trustee and the Collateral Agent.

SECTION 4.18. *Compliance Certificates*.

(a) FelCor and FelCor LP shall deliver to the Trustee, within 45 days after the end of each fiscal quarter (90 days after the end of the last fiscal quarter of each year), an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that occurred during such fiscal quarter. In the case of the Officers' Certificate delivered within 90 days of the end of FelCor's and FelCor LP's fiscal year, such certificate shall contain a certification from the principal executive officer, principal financial officer or principal accounting officer that a review has been conducted of the activities of FelCor and FelCor LP and their Restricted Subsidiaries and FelCor's and FelCor LP's and their Restricted Subsidiaries' performance under this Indenture and that, to the knowledge of such Officers, FelCor and FelCor LP have complied with all conditions and covenants under this Indenture. For purposes of this Section 4.18, such compliance shall be determined without regard to any period of grace or requirement of notice provided under this Indenture. If they do know of such a Default or Event of Default, the certificate shall describe any such Default or Event of Default and its status. The first certificate to be delivered pursuant to this Section 4.18(a) shall be for the first fiscal quarter beginning after the execution of this Indenture.

(b) Within 90 days of the end of each of FelCor and FelCor LP's fiscal years, FelCor and FelCor LP shall deliver to the Trustee a list of all Significant Subsidiaries. The Trustee shall have no duty with respect to any such list except to keep it on file and available for inspection by the Holders.

SECTION 4.19. *Commission Reports and Reports to Holders*. Whether or not FelCor or FelCor LP is then required to file reports with the Commission, FelCor and FelCor LP shall file with the Commission all such reports and other information as they would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if they were subject thereto; *provided* that, if filing such documents by FelCor LP or FelCor with the Commission is not permitted under the Exchange Act, FelCor LP or FelCor shall provide such documents to the Trustee and upon written request supply copies of such documents to any prospective Holder within the time period specified by the Commission as if FelCor LP and FelCor were then permitted to file such documents with the Commission; *provided*, *further*, that if the rules and regulations of the Commission permit FelCor LP and FelCor to file combined reports or information pursuant to the Exchange Act, FelCor LP and FelCor may file combined reports and information. FelCor LP and FelCor shall supply the Trustee and each Holder who makes a written request for copies, copies of such reports and other information. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including FelCor or FelCor LP's compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates). In addition, upon the written request of any Holder or any prospective purchaser of the Notes designated by a Holder, FelCor LP shall supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act. FelCor LP also shall comply with the other provisions of TIA Section 314(a). In addition, substantially concurrently with the filing of the reports and other information with the Commission and/or delivery thereof to the Trustee, in each case as set forth in this Section 4.19, FelCor LP shall deliver to the Trustee a certificate of the chief financial officer or treasurer of FelCor LP setting forth in reasonable detail the calculation of the Collateral Hotel EBITDA, the Collateral Hotel Interest Expense and the Collateral Hotel Interest Coverage Ratio as of the end of such year or period, as the case may be.

SECTION 4.20. *Waiver of Stay, Extension or Usury Laws*. FelCor LP covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law that would prohibit or forgive FelCor LP from paying all or any portion of the principal of, premium, if any, or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the

performance of this Indenture; and (to the extent that it may lawfully do so) FelCor LP hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 4.21. *Limitation on Sale-Leaseback Transactions*. Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby any of them sells or transfers such assets or properties and then or thereafter leases such assets or properties or any substantial part thereof.

The foregoing restriction shall not apply to any sale-leaseback transaction with respect to any assets or properties (other than the Collateral) if:

      (i)   the lease is for a period, including renewal rights, of not in excess of three years;

      (ii)   the lease secures or relates to industrial revenue or pollution control bonds;

      (iii)   the transaction is solely between FelCor LP or FelCor and any Wholly-Owned Restricted Subsidiary or solely between Wholly-Owned Restricted Subsidiaries; or

      (iv)   FelCor LP or FelCor or any of their respective Restricted Subsidiaries, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (i)(A) or (B) of the second paragraph of Section 4.11.

SECTION 4.22. *Investment Grade Rating*. Notwithstanding anything to the contrary in this Indenture, Sections 4.04, 4.05, 4.06, 4.07, 4.08, 4.09 and 4.21 and clauses (iii) and (iv) of Section 5.01 shall not be applicable in the event, and only for so long as, the Notes are rated Investment Grade and no Default or Event of Default has occurred and is continuing.

SECTION 4.23. *Post-Closing Covenant*. From and after the Closing Date, with respect to the portion of the Collateral and Mortgaged Property securing the Notes for which a valid and perfected security interest or Lien in favor of the Collateral Agent has not been created on or prior to the Closing Date, FelCor LP and FelCor shall, and shall cause each of the Grantors to, use commercially reasonable efforts to, as soon as reasonably practicable, but in any event, within 90 days following the Closing Date (*provided* if such 90th day shall not be a Business Day, then upon the preceding Business Day), complete those actions required to create and perfect substantially all of such Liens in such portion of the Collateral and the Mortgaged Property, including, without limitation, each of the following in such form and substance customary for transactions of a similar size and type:

      viii)   a Deed of Trust in favor of the Collateral Agent for its benefit and for the benefit of the Secured Parties granted by the applicable Grantor owning the fee or leasehold estate in the Mortgaged Property, the applicable Grantor which is the ground lessee (each a "Ground Lessee") under the respective Ground Lease encumbering such Grantor's respective interests in such Mortgaged Property, and the applicable Grantor which is the operating lessee (each an "Operating Lessee") under the respective operating lease (each an "Operating Lease") for such Mortgaged Property listed on Schedule IV-1 of the Purchase Agreement encumbering such Grantor's respective interests in such Mortgaged Property, duly executed and acknowledged by such party, in form for recording in the appropriate recording office of the political subdivision where such Mortgaged Property is situated, together with such certificates, affidavits, questionnaires or returns as shall be required in connection with the recording or filing thereof and such financing statements and other similar statements as are contemplated in respect of each such Deed of Trust by the local counsel opinion referred to in item (j) below, and any other instruments necessary to grant the interests purported to be granted by each such Deed of Trust (and to record such Deed of Trust in the appropriate recording office) under the laws of any applicable jurisdiction, which Deeds of Trust and financing statements and other instruments shall be effective to create a valid and enforceable first priority

lien on the right, title and estate of the applicable Grantor in and to such Mortgaged Property and related improvements and personal property in favor of the Collateral Agent for its benefit and for the benefit of the Secured Parties, subject, on the date such Deed of Trust is executed, only to Permitted Collateral Encumbrances (as defined below);

ix)   such consents, approvals, amendments, supplements, estoppels, tenant subordination agreements, memoranda of lease or other instruments as shall be reasonably necessary and commercially reasonably obtainable in order for the applicable Grantor to grant the lien contemplated in (a) above;

x)   with respect to each Deed of Trust encumbering any Mortgaged Property, a policy of title insurance (or irrevocable commitment to issue such a policy) insuring (or irrevocably committing to insure) the lien of such Deed of Trust as a valid and enforceable first priority mortgage or deed of trust lien, as applicable, on the real property and fixtures described therein, in respect of the Notes in accordance with subparagraph (d) below (individually, a "*Title Policy*," and, collectively, "*Title Policies*"); and which Title Policies shall (1) be issued by Stewart Title Company, Chicago Title Insurance Company or another nationally recognized title insurance company, (2) include such coinsurance or re-insurance as shall be customary for transactions of a similar size and type (3) have been supplemented by such endorsements as are available at commercially reasonable premium costs (including, without limitation, endorsements on matters relating to usury, first loss, last dollar, non-imputation, public road access, doing business, variable rate, contiguity (where appropriate), "tie-in" or "cluster," environmental lien, address, subdivision, survey, any special use of the Mortgaged Property or improvements or equipment related thereto, and so called comprehensive coverage over covenants and restrictions); it being understood that, where such endorsements are not available at commercially reasonable costs and rates, FelCor LP, to the extent available at a commercially reasonable expense, will obtain a PZR report or letters from the appropriate governmental authorities or other evidence as to zoning, or local or special counsel opinions relating to usury and such matters, and (4) contain only such exceptions to title as follows:

    (a)   Liens of the type described in clauses (ii), (iii) and (iv) of the definition of Permitted Liens; provided any proceeding brought in connection therewith shall have the effect of preventing the forfeiture or sale of the applicable Mortgaged Property subject to such Lien; and

    (b))   zoning and other municipal ordinances which are not violated in any material respect by the existing improvements and the present use made by the applicable Grantor (such items, collectively, with clause (i), the "Permitted Collateral Encumbrances");

xi)   the amount of insurance to be purchased under the Title Policies shall be in an aggregate amount not to exceed the lesser of the principal amount of the Notes issued at Closing Date and the fair market value of the Mortgaged Properties as reasonably determined by FelCor LP and accepted by the Title Company issuing the Title Policies;

xii)   with respect to each Mortgaged Property, a survey of the Mortgaged Property (a) in such form as shall be required by the title insurance company to issue the so‑called comprehensive endorsement required under paragraph (c) hereof and to remove the standard survey exception from such Title Policy with respect to the applicable Mortgaged Property (b) complying with the minimum detail requirements of the American Land Title Association and such additional Table A items as shall be reasonably requested by the Initial Purchasers (as such requirements and items are in effect on the date of delivery of such survey) certified to the Collateral Agent and dated (or redated) not earlier than six months prior to the date of delivery thereof, or if earlier, accompanied by an officer's certificate stating that there have been no material changes to the applicable Mortgaged Property since the date of such survey, unless there shall have occurred any material exterior change in the Mortgaged Property affected thereby during such period, in which event such survey shall be dated or redated to a date after the completion of such change, which survey shall locate all improvements, public streets and recorded easements affecting such Mortgaged Property and in such form as shall be required by the title insurance company to issue the Title Policy;

xiii)   policies or Insurance Certificates (including, without limitation, evidence of flood insurance) covering the Mortgaged Properties, and any other assets of the applicable Grantor as required by the Deeds of Trust, which policies or certificates reflect the Collateral Agent, for its benefit and the benefit of the Secured Parties as additional insured and loss payee and mortgagee, as applicable and appropriate, and shall otherwise bear endorsements of the character required hereby;

xiv)   such affidavits, certificates and instruments of indemnification and other items (including a so-called "gap" indemnification) as shall be reasonably required to induce the title insurance company to issue the Title Policies with respect to each Mortgaged Property;

xv)   checks or wire transfers to the title insurance company in respect of amounts in payment of required recording cost and transfer taxes due in respect of the execution, delivery or recording of the Deeds of Trust and related documents, together with a check or wire transfer for the title insurance company in payment of its premium, search and examination charges, applicable survey costs and any other amounts then due in connection with the issuance of its Title Policies;

xvi)   with respect to each Mortgaged Property, a completed FEMA Standard Flood Hazard Determination and if the area in which any improvements located on the Mortgaged Property is designated a special flood hazard area in any Flood Insurance Rate Map published by FEMA (or a successor agency), a signed notice by either FelCor LP, FelCor or the applicable Grantor for the Flood Hazard Determination, and evidence of flood insurance in favor of the Collateral Agent for its benefit and the benefit of the Secured Parties, as additional insured and loss payee and mortgagee and shall otherwise bear endorsements of the character reasonably acceptable to the Collateral Agent;

xvii)   the opinions, addressed to the Initial Purchasers the Collateral Agent and the Trustee, of the local counsel listed below in each of the following jurisdictions where Mortgaged Property is located or other local counsel in each of the following jurisdictions, each in form and substance customary for transactions of similar size and type: (a) Akin Gump Strauss Hauer & Feld LLP, local counsel to FelCor, FelCor LP and the applicable Grantors in the States of California and Texas, (b) Baker & Hostetler LLP, local counsel to FelCor, FelCor LP and the applicable Grantors in the State of Florida, (c) Holt Ney Zatcoff & Wasserman LLP, local counsel to FelCor, FelCor LP and the applicable Grantors in the State of Georgia, (d) Locke Lord Bissell & Liddell LLP, local counsel to FelCor, FelCor LP and the applicable Grantors in the State of Louisiana, (e) Adler Pollock & Sheehan P.C., local counsel to FelCor, FelCor LP and the applicable Grantors in the Commonwealth of Massachusetts, (f) Archer & Greiner, P.C., local counsel to FelCor, FelCor LP and the applicable Grantors in the State of Pennsylvania, (g) Womble Carlyle Sandridge and Rice, local counsel to FelCor, FelCor LP and the applicable Grantors in the State of South Carolina, and (h) Dinse, Knapp & McAndrew, local counsel to FelCor, FelCor LP and the applicable Grantors in the State of Vermont; and to the extent applicable, an opinion of corporate counsel, if any Grantor thereunder is organized in a state other than the one in which the Mortgaged Property is located;

xviii)   with respect to each Mortgaged Property (a) to the extent applicable, a duly authorized and fully executed "comfort letter" for each franchise agreement listed on Schedule IV-3 of the Purchase Agreement in form and substance customarily provided by the applicable franchisor, and (b) a duly authorized and fully executed consent agreement of manager for each management agreement listed on Schedule IV-4 of the Purchase Agreement, in form and substance customarily provided by the applicable manager;

xix)   with respect to each Mortgaged Property, as applicable, (a) a duly authorized and fully executed estoppel, subordination and attornment agreement, in form and substance substantially in form and substance as is customary for transactions of similar size and type from each tenant and guarantor under those major leases listed on Schedule IV-5 of the Purchase Agreement, in form and substance as is customary for transactions of similar size and type, and (b) a duly authorized and fully executed estoppel and subordination agreement, in form and substance substantially in form and substance as is customary for transactions of similar size and type from each Operating Lessee under the Operating Leases;

xx)   with respect to each Mortgaged Property subject to a Ground Lease, (a) a duly and fully executed Ground Lease and any guarantees related to the same and (b) a duly authorized and fully executed landlord estoppel and, where required, consent agreements from each landlord thereunder, in form and content provided for in the Ground Lease or otherwise in form and substance substantially substance as is customary for transactions of similar size and type.

SECTION 4.24. *Additional Collateral*. Concurrently with the acquisition by any of FelCor LP, FelCor or any Subsidiary of either FelCor LP or FelCor (including, without limitation, any Grantor) of a fee or leasehold interest in any real property interest located on, in or adjacent to, any Mortgaged Property or any such fee or leasehold real property interest in any asset or property which becomes a part of the operations of any Mortgaged Property, wherever located, (individually or collectively, as the context may require, the "*After-Acquired Property*"), the applicable Person, as the case may be, shall deliver to Collateral Agent all such Collateral Documents and other deliverables in the same manner and satisfying the same requirements as applicable to with respect to the Mortgaged Property as set forth in Section 4.23.

SECTION 4.25. *Partial Collateral Release*. To the extent the aggregate principal amount of Notes oustanding before and after giving effect to any release (as referred to below) is not more than 80% of the aggregate principal amount of Notes originally issued (calculated after giving effect to any Additional Pari Passu Indebtedness), the Collateral Agent shall release (i) the liens, mortgages and other restrictions (and the other Collateral Documents) encumbering Collateral designated for such release by FelCor LP ("*Released Collateral*") and (ii) FelCor LP, the various Subsidiary Guarantors and Subsidiary Grantors from their obligations under the Notes, this Indenture and the other documents with respect to and relating to the Released Collateral, as such, upon satisfaction of the following conditions:

(1)   such release is in connection with the receipt of appraisals of the Collateral, including the Released Collateral, (prepared by a nationally recognized independent appraiser selected by FelCor LP within six (6) months of the proposed release date of any such Released Collateral) for the Collateral;

(2)   no Event of Default has occurred and is continuing, and no Event of Default would exist after giving effect to the release of such Released Collateral, (ii) FelCor LP and FelCor are in compliance, and after giving effect to the release of such Released Collateral, will be in compliance, with this Indenture and (iii) the release will not violate the terms of this Indenture governing the Notes;

(3)   FelCor LP shall provide the Collateral Agent with at least thirty (30) days but no more than forty-five (45) days prior written notice of its request to obtain a release of the Released Collateral, which notice shall be revocable by FelCor LP at any time prior to the effectiveness of such release;

(4)   after giving effect to such releases the aggregate appraisals for the remaining Collateral received by the Collateral Agent as described in paragraph (1) above shall not be less than 125% of the aggregate principal amount of the Notes then-outstanding;

(5)   after giving effect to such release, the remaining Collateral shall be sufficient to result in a *pro forma* Collateral Hotel Interest Coverage Ratio of not less than the Collateral Hotel Interest Coverage Ratio in effect immediately prior to such release as determined based on based upon the aggregate principal amount of Notes then-outstanding and the aggregate Collateral Hotel EBITDA of the remaining Collateral;

(6)   immediately after giving effect to such release, no Restricted Hotel shall account for more than 25% of the aggregate Collateral Hotel EBITDA of the remaining Collateral;

(7)   FelCor LP shall submit to the Collateral Agent, not less than five (5) days prior to the date of such release, (i) all releases, instruments and other documents necessary to give effect to such release for such Collateral for execution by the Collateral Agent in a form appropriate for recordation (to the extent recording is required) in the state in which such Collateral is located and containing standard provisions, if any, protecting the rights of the Collateral Agent and the Holders, (ii) all other documentation the Collateral Agent reasonably requires to be delivered in connection with such release, (iii) an Officer's

Certificate certifying that the release satisfies the requirements of this Section 4.25 and otherwise complies in all material respects with this Indenture and applicable law; and

(8)   The Collateral Agent shall have received payment of all of its reasonable out-of-pocket costs and expenses, including due diligence review costs and reasonable counsel fees and disbursements incurred in connection with such release and the review and approval of the documents and information required to be delivered in connection therewith.

ARTICLE FIVE

SUCCESSOR CORPORATION

SECTION 5.01. *Consolidation, Merger and Sale of Assets.* From and after the Closing Date, neither FelCor LP nor FelCor will merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into FelCor LP or FelCor unless:

(i)   FelCor LP or FelCor shall be the continuing Person, or the Person (if other than FelCor LP or FelCor) formed by such consolidation or into which FelCor LP or FelCor is merged or that acquired or leased such property and assets of FelCor LP or FelCor shall be an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of FelCor LP or FelCor on the Notes and under this Indenture;

(ii)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iii)   immediately after giving effect to such transaction on a *pro forma* basis FelCor LP or FelCor, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under paragraphs (a), (b) and (c) of Section 4.03; *provided* that this clause (iii) shall not apply to a consolidation or merger among Wholly-Owned Restricted Subsidiaries, of FelCor or FelCor LP with or into one or more Wholly-Owned Restricted Subsidiaries or of one or more Wholly-Owned Restricted Subsidiaries with or into FelCor or FelCor LP; *provided* that, in connection with any such merger or consolidation, no consideration (other than Capital Stock (other than Disqualified Stock) in the surviving Person or FelCor LP or FelCor) shall be issued or distributed to the holders of Capital Stock of FelCor LP or FelCor; and

(iv)   FelCor LP or FelCor delivers to the Trustee and the Collateral Agent an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this Section 5.01 and that all conditions precedent provided for herein relating to such transaction have been complied with; *provided* that clause (iii) above shall not apply if, in the good faith determination of the Board of Directors of FelCor LP or FelCor, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of domicile of FelCor LP or FelCor; and *provided*, *further*, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

SECTION 5.02. *Successor Substituted.* Upon any consolidation or merger, or any sale, conveyance, transfer, lease or other disposition of all or substantially all of the property and assets of FelCor LP in accordance with Section 5.01 of this Indenture, the successor Person formed by such consolidation or into which FelCor LP is merged or to which such sale, conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, FelCor LP under this Indenture with the same effect as if such successor Person had been named as FelCor LP herein and thereafter the predecessor corporation shall be relieved of all obligations and covenants under this Indenture and the Notes; *provided* that FelCor LP shall not be released from its obligation to pay the principal of, premium, if any, or interest on the Notes in the case of a lease of all or substantially all of its property and assets.

ARTICLE SIX

DEFAULT AND REMEDIES

SECTION 6.01. *Events of Default.* An "*Event of Default*" shall occur with respect to this Indenture if :

(a)　　default in the payment of principal of, or premium, if any, on any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b)　　default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c)　　default in the performance or breach of the provisions of this Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of FelCor LP and FelCor or the failure by FelCor LP to make or consummate an Offer to Purchase in accordance with Section 4.10, Section 4.11 or make or consummate a Change of Control Offer in accordance with Section 4.13;

(d)　　FelCor LP or FelCor defaults in the performance of or breaches any other covenant or agreement of FelCor LP or FelCor in this Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e)　　there occurs with respect to any issue or issues of Indebtedness of FelCor LP or FelCor or any Significant Subsidiary having an outstanding principal amount of $30 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

(i)　　an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; or

(ii)　　the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f)　　any final judgment or order (not covered by insurance) for the payment of money in excess of $30 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance):

(i)　　shall be rendered against FelCor LP or FelCor or any Significant Subsidiary and shall not be paid or discharged, and

(ii)　　there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $30 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)　　a court having jurisdiction in the premises enters a decree or order for:

(i)　　relief in respect of FelCor LP or FelCor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

(ii)   appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or any Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary, or

(iii)   the winding up or liquidation of the affairs of FelCor LP or FelCor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(h)   FelCor LP or FelCor or any Significant Subsidiary:

(i)   commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law,

(ii)   consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary, or

(iii)   effects any general assignment for the benefit of its creditors;

(i)   any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and this Indenture) or any Guarantor notifies the Trustee in writing that it denies or disaffirms its obligations under its Note Guarantee; or

(j)   (i) there shall be a default in the performance, or breach, of any covenant or agreement of FelCor, FelCor LP or any Subsidiary Guarantor, in any material respect, under any Collateral Document or any management or franchise agreement related thereto and such default or breach shall continue for a period of 45 days after written notice has been given (a) to FelCor by the Trustee or (b) to FelCor and the Trustee by the Holders of at least 25% in aggregate principal amount of the then out-standing Notes or (ii) any Collateral Document shall for any reason cease to be, or any Collateral Document shall for any reason be asserted in writing by FelCor LP or any Guarantor, not to be, in full force and effect and enforceable in accordance with its terms or ceases to give the Holders the first priority Liens purported to be created thereby, except to the extent contemplated by this Indenture and any such Collateral Document.

SECTION 6.02. *Acceleration*. If an Event of Default (other than an Event of Default specified in clause (g) or (h) of Section 6.01 that occurs with respect to FelCor LP or FelCor) occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to FelCor LP and FelCor (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest and Additional Interest, if any, on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest and Additional Interest, if any, shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) of Section 6.01 has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to such clause (e) shall be remedied or cured by FelCor LP, FelCor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event of Default specified in clause (g) or (h) of Section 6.01 occurs with respect to FelCor LP or FelCor, the principal of, premium, if any, and accrued interest and Additional Interest, if any, on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to FelCor LP, FelCor and the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(i)   all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and

(ii)   the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

SECTION 6.03.   *Other Remedies*.   If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture or the Collateral Documents.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.

SECTION 6.04.   *Waiver of Past Defaults*.   Subject to Sections 6.02, 6.07 and 9.02, the Holders of at least a majority in aggregate principal amount of the outstanding Notes, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences, except a Default in the payment of principal of, premium, if any, or interest on any Note as specified in clause (a) or (b) of Section 6.01 or in respect of a covenant or provision of this Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Note affected.   Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

SECTION 6.05.   *Control by Majority*.   The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.   However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.

SECTION 6.06.   *Limitation on Suits*.   A Holder may not institute any proceeding, judicial or otherwise, with respect to this Indenture or the Notes, or for the appointment of a receiver or trustee, or for any other remedy hereunder unless:

(1)   such Holder has previously given the Trustee written notice of a continuing Event of Default;

(2)   the Holders of at least 25% in aggregate principal amount of outstanding Notes shall have made a written request to the Trustee to pursue the remedy;

(3)   such Holder or Holders have offered the Trustee indemnity and/or security satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4)   the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)   during such 60-day period, the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes do not give the Trustee a direction that is inconsistent with such written request.

(6)   For purposes of Section 6.05 and this Section 6.06, the Trustee shall comply with TIA Section 316(a) in making any determination of whether the Holders of the required aggregate principal amount of outstanding Notes have concurred in any request or direction of the Trustee to pursue any

remedy available to the Trustee or the Holders with respect to this Indenture or the Notes or otherwise under the law.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder.

SECTION 6.07. *Rights of Holders To Receive Payment*. Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment on or after the due date expressed in the Notes, shall not be impaired or affected without the consent of such Holder except to the extent that the institution or prosecution thereof or the entry of judgment thereon would, under applicable law, result in the surrender, impairment, waiver or loss of any Lien upon any property subject to such Lien in favor of the Secured Parties.

SECTION 6.08. *Collection Suit by Trustee*. If an Event of Default in payment of principal, premium or interest specified in clause (a), (b) or (c) of Section 6.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against FelCor LP, the Guarantors or any other obligor of the Notes for the whole amount of principal, premium, if any, and accrued interest and Additional Interest, if any, remaining unpaid, together with interest on overdue principal, premium, if any, and, to the extent that payment of such interest is lawful, interest on overdue installments of interest and Additional Interest, if any, in each case at the rate specified in the Notes, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, out-of-pocket expenses, disbursements and advances of the Trustee, its agents and counsel.

SECTION 6.09. *Trustee May File Proofs of Claim*. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, out-of-pocket expenses , disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07) and the Holders allowed in any judicial proceedings relative to FelCor LP (or any other obligor of the Notes), its creditors or its property and shall be entitled and empowered to collect and receive any monies, securities or other property payable or deliverable upon conversion or ex-change of the Notes or upon any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, out-of-pocket expenses, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee under Section 7.07. Nothing herein contained shall be deemed to empower the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 6.10. *Priorities*. If the Trustee collects any money pursuant to this Article Six, it shall pay out the money in the following order:

>   First: to the Trustee for all amounts due under Section 7.07;

>   Second: subject to any obligations under an Intercreditor Agreement, to Holders for amounts then due and unpaid for principal of, premium, if any, and interest and Additional Interest, if any, on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal, premium, if any, and interest and Additional Interest, if any, respectively; and

>   Third: to FelCor LP or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

The Trustee, upon prior written notice to FelCor LP, may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

SECTION 6.11. *Undertaking for Costs*. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of the suit, and the court may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 of this Indenture, or a suit by Holders of more than 10% in principal amount of the outstanding Notes.

SECTION 6.12. *Restoration of Rights and Remedies*. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then, and in every such case, subject to any determination in such proceeding, FelCor LP, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of FelCor LP, the Guarantors, Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 6.13. *Rights and Remedies Cumulative*. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or wrongfully taken Notes in Section 2.09, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 6.14. *Delay or Omission Not Waiver*. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article Six or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

ARTICLE SEVEN

TRUSTEE

SECTION 7.01. *General*. The duties and responsibilities of the Trustee shall be as provided by the TIA and as set forth herein. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. The Trustee shall not be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Indenture. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Article Seven.

SECTION 7.02. *Certain Rights of Trustee*. Subject to TIA Sections 315(a) through (d):

(1)	the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document;

(2)	before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel, which shall conform to Section 10.04. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion;

(3)   the Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care;

(4)   the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security and/or indemnity discretion against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction;

(5)   the Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders of a majority in principal amount at maturity of the outstanding Notes relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture; *provided* that the Trustee's conduct does not constitute gross negligence or bad faith;

(6)   whenever in the administration of this Indenture the Trustee shall deem it desirable that a making be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(7)   the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of FelCor LP personally or by agent or attorney;

(8)   except with respect to Section 4.01, the Trustee shall have no duty to inquire as to, ascertain compliance with, or make any calculations relating to the performance of the covenants in Article Four hereof. The Trustee shall not be deemed to have notice, or charged with having knowledge, of an Event of Default except any Default or Event of Default of which a Responsible Officer of the Trustee shall have received written notification at the Corporate Trust Office referencing the Notes and this Indenture or obtained actual knowledge. Delivery of reports, information and documents to the Trustee under Section 4.19 is for informational purposes only and the Trustee's receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including compliance with any of the covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Officer's Certificate); and

(9)   the rights, privileges, protections, immunities and benefits given to the Trustee including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by each Agent and its respective officers, employees, agents, custodians and other Persons employed to act hereunder.

SECTION 7.03.   *Individual Rights of Trustee*. The Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with FelCor LP, the Guarantors, or their Affiliates with the same rights it would have if it were not the Trustee. Any Agent may do the same with like rights. However, the Trustee is subject to TIA Sections 310(b) and 311.

SECTION 7.04.   *Trustee's Disclaimer*. The Trustee (i) makes no representation as to the validity or adequacy of this Indenture or the Notes, (ii) shall not be accountable for FelCor LP's use or application of the proceeds from the Notes, (iii) shall not be responsible for any statement in the Notes other than its certificate of authentication and (iv) shall have no responsibility for any information or statements contained in any offering or other disclosure documents prepared in connection with the offering and the sale of the Notes other than the information provided by the Trustee to FelCor or FelCor LP, other than its certificate of authentication.

SECTION 7.05. *Notice of Default*. If any Default or any Event of Default occurs and is continuing and if such Default or Event of Default is known to a Responsible Officer of the Trustee, the Trustee shall give to each Holder in the manner and to the extent provided in TIA Section 313(c) and to the Escrow Agent notice of the Default or Event of Default within 45 days after it occurs, unless such Default or Event of Default has been cured; *provided*, *however*, that, except in the case of a default in the payment of the principal of, premium, if any, or interest on any Note, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders.

SECTION 7.06. *Reports by Trustee to Holders*. At any time after the Notes have been registered under the Securities Act, within 60 days after each May 15, beginning with May 15, 2012, the Trustee shall mail (or otherwise deliver in accordance with the procedures of the Depository) to each Holder as provided in TIA Section 313(c) a brief report dated as of such May 15 but only if required by TIA Section 313(a) (but if no event described in TIA Section 313(a) has occurred within the 12 months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA Section 313(b)(2). The Trustee shall also transmit by mail (or otherwise deliver in accordance with the procedures of the Depository) all reports as required by TIA Section 313(c).

A copy of each report at the time of its delivery to the Holders of Notes shall be mailed to FelCor LP and filed with the Commission and each stock exchange on which the Notes are listed in accordance with TIA Section 313(d). FelCor LP shall promptly notify the Trustee when the Notes are listed on any stock exchange.

SECTION 7.07. *Compensation and Indemnity*. FelCor LP shall pay to the Trustee such compensation as has been agreed in the fee proposal dated November 2, 2012, as it may be amended from time to time. The compensation of the Trustee shall not be limited by any law on compensation of a trustee of an express trust. FelCor LP shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses and advances incurred or made by the Trustee. Such expenses shall include the reasonable compensation and expenses of the Trustee's agents and counsel.

FelCor LP shall indemnify the Trustee and its officers, directors, employees and agents and save Trustee and its officers, directors, employees and agents harmless from and against any and all Claims (as hereinafter defined) and Losses (as hereinafter defined) which may be incurred by Trustee or any of such officers, directors, employees or agents as a result of Claims asserted against Trustee or any of such officers, directors, employees or agents as a result of or in connection with Trustee's capacity as such under this Indenture by any person or entity. For the purposes hereof, the term "*Claims*" shall mean all claims, lawsuits, causes of action, investigations or other legal actions and proceedings of whatever nature brought against (whether by way of direct action, counterclaim, cross action or impleader) Trustee or any such officer, director, employee or agent, even if groundless, false or fraudulent, so long as the claim, lawsuit, cause of action or other legal action or proceeding is alleged or determined, directly or indirectly, to arise out of, result from, relate to or be based upon, in whole or in part: (a) the acts or omissions of FelCor LP or any Guarantor, (b) the appointment of Trustee as trustee under this Indenture, (c) the performance by Trustee of its powers and duties under this Indenture, or (d) the application of any Environmental Law to any Collateral or the operation thereof; and the term "*Losses*" shall mean losses, costs, damages, expenses, judgments and liabilities of whatever nature (including but not limited to attorneys', accountants' and other professionals' fees, litigation and court costs and expenses and amounts paid in settlement), directly or indirectly resulting from, arising out of or relating to one or more Claims. Upon the written request of Trustee or any such officer, director, employee or agent (each referred to hereinafter as an "*Indemnified Party*"), FelCor LP shall assume the investigation and defense of any Claim, including the employment of counsel acceptable to the applicable Indemnified Party and the payment of all expenses related thereto and notwithstanding any such assumption, the Indemnified Party shall have the right, and FelCor LP shall pay the cost and expense thereof, to employ separate counsel with respect to any such Claim and participate in the investigation and defense thereof in the event that such Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to such Indemnified Party which are different from or additional to those available to FelCor LP. FelCor LP hereby agrees that the indemnifications and protections afforded Trustee in this section shall survive the termination of this Indenture. Notwithstanding the foregoing, no indemnification shall be available hereunder to the extent that a court

of competent jurisdiction determines in a non-appealable order that the Loss or Claim for which such indemnification is sought was directly caused by the negligence or bad faith of the Indemnified Party.

To secure FelCor LP's payment obligations in this Section 7.07, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal of, premium, if any, and interest on particular Notes.

If the Trustee incurs expenses or renders services after the occurrence of an Event of Default specified in clause (g) or (h) of Section 6.01, the expenses and the compensation for the services will be intended to constitute expenses of administration under Title 11 of the United States Bankruptcy Code or any applicable federal or state law for the relief of debtors.

The provisions of this Section shall survive the resignation or removal of the Trustee and the satisfaction, discharge or other termination of this Indenture, including any termination or rejection hereof under any bankruptcy law.

SECTION 7.08. *Replacement of Trustee.* A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08.

The Trustee may resign at any time by so notifying FelCor LP in writing at least 30 days prior to the date of the proposed resignation. The Holders of a majority in principal amount of the outstanding Notes may remove the Trustee upon 30 days prior written notice to Trustee and may appoint a successor Trustee with the consent of FelCor LP. FelCor LP may at any time remove the Trustee, by Company Order given at least 30 days prior to the date of the proposed removal; *provided*, *however*, that in the case of bankruptcy of FelCor LP, the Trustee will have the right to appoint a successor Trustee within 10 Business Days after giving notice of resignation if FelCor LP has not already appointed a successor Trustee.

If the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, FelCor LP shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by FelCor LP. If the successor Trustee does not deliver its written acceptance required by the next succeeding paragraph of this Section 7.08 within 30 days after notice is given by FelCor LP or the Trustee, as the case may be, of such resignation or removal, the retiring Trustee, FelCor LP or the Holders of a majority in principal amount of the outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to FelCor LP. Immediately after the delivery of such written acceptance, subject to the lien provided in Section 7.07, (i) the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee, (ii) the resignation or removal of the retiring Trustee shall become effective and (iii) the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall give notice of its succession to each Holder.

If the Trustee is no longer eligible under Section 7.10, any Holder who satisfies the requirements of TIA Section 310(b) may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

FelCor LP shall give notice of any resignation and any removal of the Trustee and each appointment of a successor Trustee to all Holders. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

Notwithstanding replacement of the Trustee pursuant to this Section 7.08, FelCor LP's obligation under Section 7.07 shall continue for the benefit of the retiring Trustee.

SECTION 7.09. *Successor Trustee by Merger, Etc.* If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation or national banking

association, the resulting, surviving or transferee corporation or national banking association without any further act shall be the successor Trustee with the same effect as if the successor Trustee had been named as the Trustee herein.

SECTION 7.10. *Eligibility*. This Indenture shall always have a Trustee who satisfies the requirements of TIA Section 310(a)(1). The Trustee shall have a combined capital and surplus of at least $25,000,000 as set forth in its most recent filed annual report of condition.

SECTION 7.11. *Money Held in Trust*. The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree with FelCor LP. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law and except for money held in trust under Article Eight of this Indenture.

SECTION 7.12. *Force Majeure*. The Trustee and Agents shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of either the Trustee or Agents (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

SECTION 7.13. *Patriot Act*. The parties hereto acknowledge that in accordance with Section 326 of the USA Patriot Act the Trustee and Agents, like all financial institutions and in order to help fight the funding of terrorism and money laundering, are required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this agreement agree that they will provide the Trustee and Agents with such information as they may request in order to satisfy the requirements of the USA Patriot Act.

SECTION 7.14. *Withholding Taxes*. The Trustee, as agent for FelCor LP, shall exclude and withhold from each payment of principal and interest and other amounts due hereunder or under the Notes any and all with-holding taxes applicable thereto as required by law. The Trustee agrees to act as such withholding agent and, in connection therewith, whenever any present or future taxes or similar charges are required to be withheld with respect to any amounts payable in respect of the Notes, to withhold such amounts and timely pay the same to the appropriate authority in the name of and on behalf of the Holders of the Notes, that it will file any necessary withholding tax returns or statements when due. FelCor LP or the Trustee shall, as promptly as possible after the payment of the taxes described above, deliver to each Holder of a Note appropriate documentation showing the payment thereof, together with such additional documentary evidence as such Holders may reasonably request from time to time.

ARTICLE EIGHT

DISCHARGE OF INDENTURE

SECTION 8.01. *Termination of Company's Obligations*. Except as otherwise provided in this Section 8.01, FelCor LP may terminate its obligations under the Notes and this Indenture if:

> (1)   all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or Notes that are paid pursuant to Section 4.01 or Notes for whose payment money or securities have theretofore been held in trust and thereafter repaid to FelCor LP, as provided in Section 8.05) have been delivered to the Trustee for cancellation and FelCor LP has paid all sums payable by it hereunder; or

> (2)   (A) the Notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, (B) FelCor LP irrevocably deposits in trust with the Trustee during such one-year period as trust funds solely for the benefit of the Holders for that purpose, money or U.S. Government Obligations sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment of any interest thereon, to pay

principal, premium, if, any, and interest on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, (C) after giving pro forma effect to such deposit, no Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit, (D) after pro forma effect to such deposit, such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which FelCor or FelCor LP is a party or by which they are bound and (E) FelCor and FelCor LP have delivered to the Trustee, Collateral Agent and Registrar an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this Indenture have been complied with.

With respect to the foregoing clause (i), FelCor LP's obligations under Section 7.07 shall survive. With respect to the foregoing clause (ii), FelCor LP's obligations in Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.09, 2.14, 4.01, 4.02, 7.07, 7.08, 8.04, 8.05 and 8.06 and FelCor LP's optional redemption rights shall survive until the Notes are no longer outstanding. Thereafter, only FelCor LP's obligations in Sections 7.07, 8.05 and 8.06 shall survive. After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of FelCor LP's and the Guarantors' obligations under the Notes, the Note Guarantees, the Collateral Documents and this Indenture except for those surviving obligations specified above.

SECTION 8.02. *Defeasance and Discharge of Indenture.* FelCor LP, FelCor and the Subsidiary Guarantors will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes or any Subsidiary Guarantee pursuant to Article Eleven on the 123rd day after the date of the deposit referred to in clause (A) of this Section 8.02, and the provisions of this Indenture will no longer be in effect with respect to the Notes, and the Trustee, at the expense of FelCor LP, shall execute proper instruments acknowledging the same; *provided* that the following conditions shall have been satisfied:

(A)   with reference to this Section 8.02, FelCor LP has deposited or caused to be deposited with the Trustee (or another agent satisfying the requirements of Section 7.10 of this Indenture), and specifically pledged to the Trustee for the benefit of the Holders as security for payment of the principal of, premium, if any, and interest, if any, on the Notes, and dedicated solely to, the benefit of the Holders, in and to (1) money in an amount, (2) U.S. Government Obligations that, through the payment of interest, premium, if any, and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment referred to in this clause (A), money in an amount or (3) a combination thereof in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, without consideration of the reinvestment of such interest and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, the principal of, premium, if any, and accrued interest on the outstanding Notes at the Stated Maturity of such principal or interest; *provided* that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of such principal, premium, if any, and interest with respect to the Notes;

(B)   such material deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which FelCor LP, FelCor or any of their respective Restricted Subsidiaries is a party or by which FelCor LP, FelCor or any of their respective Restricted Subsidiaries is a party or by which FelCor LP is bound;

(C)   immediately after giving effect to such deposit on a *pro forma* basis, no Default or Event of Default shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after such date of deposit;

(D)   FelCor LP shall have delivered to the Trustee (1) either (x) a ruling directed to the Trustee received from the Internal Revenue Service to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of FelCor LP's exercise of its option under this Section 8.02 and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised or (y) an Opinion of Counsel to the same

effect as the ruling described in clause (x) above accompanied by a ruling to that effect published by the Internal Revenue Service, unless there has been a change in the applicable federal income tax law since the date of this Indenture such that a ruling from the Internal Revenue Service is no longer required and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(E)   if the Notes are then listed on a national securities exchange, FelCor LP shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit defeasance and discharge will not cause the Notes to be delisted; and

(F)   FelCor LP has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.02 have been complied with.

FelCor LP's obligations in Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.09, 2.14, 4.01, 4.02, 7.07, 7.08, 8.05 and 8.06 and FelCor LP's redemption rights shall survive until the Notes are no longer outstanding. Thereafter, only FelCor LP's obligations in Sections 7.07, 8.05 and 8.06 shall survive. If and when a ruling from the Internal Revenue Service or an Opinion of Counsel referred to in clause (D)(1) of this Section 8.02 is able to be provided specifically without regard to, and not in reliance upon, the continuance of FelCor LP's obligations under Section 4.01, then FelCor LP's obligations under such Section 4.01 shall cease upon delivery to the Trustee of such ruling or Opinion of Counsel and compliance with the other conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.02.

After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of FelCor LP's obligations under the Notes, the Note Guarantees, this Indenture and the Collateral Documents except for those surviving obligations in the immediately preceding paragraph.

SECTION 8.03. *Defeasance of Certain Obligations*. FelCor LP may omit to comply with any term, provision or condition set forth in clause (iii) or (iv) under Section 5.01 and Sections 4.03 through 4.19 and Section 4.21, clauses (c) and (d) under Section 6.01 with respect to such clause (iii) or (iv) under Section 5.01 and Sections 4.03 through 4.19 and Section 4.21 and Article Twelve, and clauses (e) and (f) under Section 6.01 shall be deemed not to be Events of Default, in each case with respect to the outstanding Notes if:

(i)   with reference to this Section 8.03, FelCor LP has irrevocably deposited or caused to be irrevocably deposited with the Trustee (or another agent satisfying the requirements of Section 7.10), and specifically pledged to the Trustee for the benefit of the Holders as security for payment of the principal of, premium, if any, and interest, if any, on the Notes, and dedicated solely to, the benefit of the Holders, in and to (A) money in an amount, (B) U.S. Government Obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment referred to in this clause (i), money in an amount or (C) a combination thereof in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants ex-pressed in a written certification thereof delivered to the Trustee, to pay and discharge, without consideration of the reinvestment of such interest and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity of such principal or interest; *provided* that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of such principal, premium, if any, and interest with respect to the Notes;

(ii)   such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which FelCor LP, FelCor or any of their Restricted Subsidiaries is a party or by which FelCor LP, FelCor or any of their Restricted Subsidiaries is bound;

(iii)   after giving pro forma effect to the deposit referred to in clause (i) above, no Default or Event of Default shall have occurred and be continuing on the date of such deposit;

(iv) FelCor LP has delivered to the Trustee an Opinion of Counsel to the effect that (A) the creation of the defeasance trust does not violate the Investment Company Act of 1940, (B) the Holders have a valid first-priority security interest in the trust funds and (C) the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(v) if the Notes are then listed on a national securities exchange, FelCor LP shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit defeasance and discharge will not cause the Notes to be delisted; and

(vi) FelCor LP has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.03 have been complied with.

SECTION 8.04. *Application of Trust Money*. Subject to Section 8.06, the Trustee or Paying Agent shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 8.01, 8.02 or 8.03, as the case may be, and shall apply the deposited money and the money from U.S. Government Obligations in accordance with the Notes and this Indenture to the payment of principal of, premium, if any, and interest on the Notes; but such money need not be segregated from other funds except to the extent required by law.

SECTION 8.05. *Repayment to Company*. Subject to Sections 7.07, 8.01, 8.02 and 8.03, the Trustee and the Paying Agent shall promptly pay to FelCor LP upon request set forth in an Officers' Certificate any excess money held by them at any time and thereupon shall be relieved from all liability with respect to such money. The Trustee and the Paying Agent shall pay to FelCor LP upon request any money held by them for the payment of principal, premium, if any, or interest that remains unclaimed for two years; *provided* that the Trustee or such Paying Agent before being required to make any payment may cause to be published at the expense of FelCor LP once in a newspaper of general circulation in The City of New York or give to each Holder entitled to such money at such Holder's address (as set forth in the Note Register) notice that such money remains unclaimed and that after a date specified therein (which shall be at least 30 days from the date of such publication or notice) any unclaimed balance of such money then remaining will be repaid to FelCor LP. After payment to FelCor LP, Holders entitled to such money must look to FelCor LP for payment as general creditors unless an applicable law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

SECTION 8.06. *Reinstatement*. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 8.01, 8.02 or 8.03, as the case may be, by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, FelCor LP's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01, 8.02 or 8.03, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Section 8.01, 8.02 or 8.03, as the case may be; *provided* that, if FelCor LP has made any payment of principal of, premium, if any, or interest on any Notes because of the reinstatement of its obligations, FelCor LP shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE NINE

AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 9.01. *Without Consent of Holders*. FelCor, FelCor LP, the Pledgor (if applicable) and the Subsidiary Guarantors when authorized by a resolution of their Board of Directors, and the Trustee may amend or supplement this Indenture, the Notes or the Collateral Documents without notice to or the consent of any Holder:

(1) to cure any ambiguity, defect or inconsistency in this Indenture; *provided* that such amendments or supplements shall not adversely affect the interests of the Holders in any material respect;

(2)   to comply with Section 4.07 or Article Five;

(3)   to comply with any requirements of the Commission in connection with the qualification of this Indenture under the TIA;

(4)   to evidence and provide for the acceptance of appointment hereunder by a successor Trustee;

(5)   to secure or Guarantee the Notes;

(6)   to make any change that, in the good faith opinion of the Board of Directors as evidenced by a Board Resolution, does not materially and adversely affect the rights of any Holder; or

(7)   to add any Collateral to secure the Notes and to release any Collateral pursuant to the terms hereof or the Collateral Documents.

SECTION 9.02. *With Consent of Holders*. Subject to Sections 6.04 and 6.07 and without prior notice to the Holders, FelCor, FelCor LP, the Pledgor (if applicable) and the Subsidiary Guarantors, when authorized by their Board of Directors (as evidenced by a Board Resolution), and the Trustee may amend this Indenture, the Notes and the Collateral Documents with the written consent of the Holders of a majority in aggregate principal amount at maturity of the Notes then outstanding (except that any amendment or supplement to Article Twelve or any other provision of this Indenture relating to the Collateral shall require consents from Holders of not less than 66-2/3% of the aggregate principal amount at maturity of the Notes then outstanding), and the Holders of a majority in aggregate principal amount at maturity of the Notes then outstanding by written notice to the Trustee may waive future compliance by FelCor, FelCor LP, or the Pledgor (if applicable) with any provision of this Indenture or the Notes (except that any waiver of compliance with Article Twelve or any other provision of this Indenture relating to the Collateral shall require consents from Holders of not less than 66-2/3% of the aggregate principal amount at maturity of the Notes then outstanding).

Notwithstanding the provisions of this Section 9.02, without the consent of each Holder affected, an amendment or waiver, including a waiver pursuant to Section 6.04, may not:

(i)   change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(ii)   reduce the principal amount of, or premium, if any, or interest on, any Note;

(iii)   change the place of payment of principal of, or premium, if any, or interest on, any Note;

(iv)   impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

(v)   reduce the percentage of outstanding Notes, the consent of whose Holders is necessary to modify or amend this Indenture;

(vi)   waive a Default in the payment of principal of, premium, if any, or interest on the Notes;

(vii)   voluntarily release a Guarantor of the Notes;

(viii) release the Liens created by the Collateral Documents on all or substantially all of the Collateral (other than in accordance with the terms of this Indenture and the Collateral Documents);

(ix)   make any change in the provisions of this Indenture or any Collateral Document dealing with the application of proceeds of the Collateral that would have a materially adverse effect on the Holders;

(x)   after the time an Offer to Purchase is required to have been made under Section 4.10 or Section 4.11, after a Loss Proceeds Offer is required to have been made under Section 4.12, or after the

time a Change of Control Offer is required to have been made under Section 4.13, reduce the purchase amount or price or extend the latest date or purchase date thereunder;

(xi)   modify any of the provisions of this Section 9.02, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby; or

(xii)   reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of this Indenture or for waiver of certain defaults.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, FelCor LP shall give to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. FelCor LP shall mail supplemental indentures to Holders upon request. Any failure of FelCor LP to give such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

SECTION 9.03. *Revocation and Effect of Consent*. Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the Note of the consenting Holder, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to its Note or portion of its Note. Such revocation shall be effective only if FelCor LP or a tabulation agent receives the notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver shall become effective on receipt by FelCor LP or a tabulation agent of written consents from the Holders of the requisite percentage in principal amount of the outstanding Notes.

FelCor LP may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then, notwithstanding the last two sentences of the immediately preceding paragraph, those persons who were Holders at such record date (or their duly designated proxies) and only those persons shall be entitled to consent to such amendment, supplement or waiver or to revoke any consent previously given, whether or not such persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

After an amendment, supplement or waiver becomes effective, it shall bind every Holder unless it is of the type described in any of clauses (i) through (ix) of Section 9.02. In case of an amendment or waiver of the type described in clauses (i) through (ix) of Section 9.02, the amendment or waiver shall bind each Holder who has consented to it and every subsequent Holder of a Note that evidences the same indebtedness as the Note of the consenting Holder.

SECTION 9.04. *Notation on or Exchange of Notes*. If an amendment, supplement or waiver changes the terms of a Note, FelCor may require the Holder to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note about the changed terms and return it to the Holder and the Trustee may place an appropriate notation on any Note thereafter authenticated. Alternatively, if FelCor LP or the Trustee so determines, FelCor LP in exchange for the Note shall issue and the authenticating agent shall authenticate a new Note that reflects the changed terms.

Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

SECTION 9.05. *Trustee To Sign Amendments, Etc.* The Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article Nine is authorized or permitted by this Indenture. Subject to the preceding

sentence, the Trustee shall sign such amendment, supplement or waiver if the same does not adversely affect the rights of the Trustee. The Trustee may, but shall not be obligated to, execute any such amendment, supplement or waiver that affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

SECTION 9.06. *Conformity with Trust Indenture Act*. Every supplemental indenture executed pursuant to this Article Nine shall conform to the requirements of the TIA as then in effect.

ARTICLE TEN

MISCELLANEOUS

SECTION 10.01. *Trust Indenture Act of 1939*. Prior to the effectiveness of the Registration Statement, this Indenture shall incorporate and be governed by the provisions of the TIA that are required to be part of and to govern indentures qualified under the TIA. After the effectiveness of the Registration Statement, this Indenture shall be subject to the provisions of the TIA that are required to be a part of this Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 10.02. *Notices*. Any notice or communication shall be sufficiently given if in writing and delivered in person or mailed by first class mail or by any overnight delivery service addressed as follows:

if to FelCor, FelCor LP, the Pledgor or any Subsidiary Guarantor:

c/o FelCor Lodging Trust Incorporated

545 East John Carpenter Freeway

Suite 1300

Irving, Texas 75062

Attention: General Counsel

if to the Trustee, Collateral Agent, Paying Agent or Registrar:

U.S. Bank National Association

60 Livingston Avenue

EP-MN-WS3C

St. Paul, Minnesota 55107-2292

Attention: Corporate Trust Services

Notice to the Trustee, Collateral Agent, Registrar or Paying Agent shall only be deemed received when actually received in accordance with the notice provisions above, or by a Responsible Officer of the Trustee or other Agent as applicable.

FelCor, FelCor LP, the Pledgor or a Subsidiary Guarantor or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a Holder shall be mailed to him at his address as it appears on the Note Register by first class mail and shall be sufficiently given to him if so mailed within the time prescribed. Copies of any such communication or notice to a Holder shall also be mailed to the Trustee and each Agent at the same time. Not in limitation of the foregoing, if any Notes are held of record by a securities depositary, any notice to Holders hereunder shall be given to such depositary in accordance with such depositary's procedures

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. Except for a notice to the Trustee, which is deemed given only when received, and except as otherwise provided in this Indenture, if a notice or communication is mailed in the manner provided in this Section 10.02, it is duly given, whether or not the addressee receives it.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as reasonably provided shall constitute a sufficient notification for every purpose hereunder.

SECTION 10.03. *Certificate and Opinion as to Conditions Precedent*. Upon any request or application by FelCor LP to the Trustee to take any action under this Indenture, FelCor LP shall furnish to the Trustee:

(i) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(ii) an Opinion of Counsel stating that, in the opinion of such Counsel, all such conditions precedent have been complied with.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such eligible and qualified Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an Officer of FelCor LP may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers of FelCor LP stating the information on which counsel is relying unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

SECTION 10.04. *Statements Required in Certificate or Opinion*. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i) a statement that each person signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statement or opinion contained in such certificate or opinion is based;

(iii) a statement that, in the opinion of each such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv) a statement as to whether or not, in the opinion of each such person, such condition or covenant has been complied with; *provided*, *however*, that, with respect to matters of fact, an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

SECTION 10.05. *Rules by Trustee, Paying Agent or Registrar*. The Trustee may make reasonable rules, direction by or for action by or at a meeting of Holders. The Paying Agent or Registrar may make reasonable rules for its functions.

SECTION 10.06. *Payment Date Other Than a Business Day*. If an Interest Payment Date, Redemption Date, Payment Date, Stated Maturity or date of maturity of any Note shall not be a Business Day, then payment of principal of, premium, if any, interest or Additional Interest, if any, on such Note, as the case may be, need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Payment Date, or Redemption Date, or at the Stated Maturity or date of maturity of such Note; *provided* that no interest shall accrue for the period from and after such Interest Payment Date, Payment Date, Redemption Date, Stated Maturity or date of maturity, as the case may be.

SECTION 10.07. *Governing Law*. The laws of the State of New York shall govern this Indenture and the Notes. The Trustee, the Agents, FelCor LP and the Holders agree to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Indenture or the Notes. Notwithstanding the foregoing, the situs of the trusts created hereunder shall be deemed to be the Corporate Trust Office at which location the trusts shall be administered.

SECTION 10.08. *No Adverse Interpretation of Other Agreements*. This Indenture may not be used to interpret another indenture, loan or debt agreement of FelCor LP, the Guarantors or any Subsidiary of any such Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 10.09. *No Recourse Against Others*. No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of FelCor LP, the Guarantors or the Pledgors contained in this Indenture, or in any of the Notes, or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator or against any past, present or future limited partner, stockholder, other equity holder (other than a general partner), officer, director, employee or controlling person, as such, of FelCor LP, FelCor, the Subsidiary Guarantors or the Pledgors or of any successor Person, either directly or through FelCor LP or any successor Person, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

SECTION 10.10. *Successors*. All agreements of FelCor LP, FelCor, the Pledgor or the Subsidiary Guarantors in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 10.11. *Duplicate Originals*. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 10.12. *Separability*. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 10.13. *Table of Contents, Headings, Etc.* The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

ARTICLE ELEVEN

GUARANTEE OF THE NOTES

SECTION 11.01. *Guarantee*. Subject to the provisions of this Article Eleven, each Guarantor, jointly and severally, hereby unconditionally guarantees to each Holder and to the Trustee on behalf of the Holders and the Agents: (i) the due and punctual payment of the principal of, premium if any, on and interest on the Notes, when and as the same shall become due and payable, whether at maturity, by acceleration, redemption or otherwise, the

due and punctual payment of interest on the overdue principal of and interest, if any, on the Notes, to the extent lawful, and the due and punctual performance of all other obligations of FelCor LP to the Holders, the Trustee or any Agent, all in accordance with the terms of such Note and this Indenture and (ii) in the case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at Stated Maturity, by acceleration, redemption or otherwise. Each Guarantor hereby waives diligence, presentment, filing of claims with a court in the event of merger or bankruptcy of FelCor LP, any right to require a proceeding first against FelCor LP, the benefit of discussion, protest or notice with respect to any such Note or the debt evidenced thereby and all demands whatsoever (except as specified above), and covenants that this Article Eleven will not be discharged as to any such Note except by payment in full of the principal thereof and interest thereon and as provided in Sections 8.01 and 8.02. The maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of this Article Eleven. In the event of any declaration of acceleration of such obligations as provided in Article Eleven, such obligations (whether or not due and payable) shall become due and payable immediately by the Guarantor for the purpose of this Article Eleven. In addition, without limiting the foregoing provisions, upon the effectiveness of an acceleration under Article Six, the Trustee shall promptly make a demand for payment on the Notes under the Guarantees provided for in this Article Eleven.

Each Guarantor hereby irrevocably waives any claim or other rights which it may now or hereafter acquire against performance or enforcement of such Guarantor's obligations under this Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, any right to participate in any claim or remedy of the Holders against FelCor LP, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from FelCor LP, directly or indirectly, in cash or other property or in any other manner, payment or security on account of such claim or other rights. If any amount shall be paid to any Guarantor in violation of the preceding sentence and the principal of, premium if any, and accrued interest on the Notes shall not have been paid in full, such amount shall be deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Holders, and shall immediately be paid to the Trustee for the benefit of the Holders to be credited and applied upon the principal of, premium, if any, and accrued interest on the Notes. Each Guarantor acknowledges that it will receive direct and indirect benefits from the issuance of the Notes pursuant to this Indenture and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guarantee.

The Guarantee set forth in this Section 11.01 shall not be valid or become obligatory for any purpose with respect to a Note until the certificate of authentication on such Note shall have been signed by or on behalf of the Trustee or authenticating agent.

SECTION 11.02. *Obligations of Guarantor Unconditional*. Nothing contained in this Article Eleven or elsewhere in this Indenture or in the Notes is intended to or shall impair, as among each Guarantor and the Holders of the Notes, the obligation of each Guarantor, which is absolute and unconditional, upon failure by FelCor LP, to pay to the Holders of the Notes and principal of, premium, if any, and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of the Notes and creditors of each Guarantor, nor shall anything herein or therein prevent the Holder of any Note or the Trustee on their behalf from exercising all remedies otherwise permitted by applicable law upon default under this Indenture.

Without limiting the generality of the foregoing, nothing contained in this Article Eleven will restrict the right of the Trustee or the Holders of the Notes to take any action to declare the Guarantees to be due and payable prior to the stated maturity of the Notes pursuant to Section 6.02 or to pursue any rights or remedies hereunder.

SECTION 11.03. *Notice to Trustee*. Each Guarantor shall give prompt written notice to the Trustee of any fact known to such Guarantor which would prohibit the making of any payment to or by the Trustee in respect of the Guarantee pursuant to the provisions of this Article Eleven.

SECTION 11.04. *This Article Not To Prevent Events of Default*. The failure to make a payment on account of principal, of premium, if any, or interest on the Notes by reason of any provision of this Article Eleven will not be construed as preventing the occurrence of an Event of Default.

SECTION 11.05. *Trustee's Compensation Not Prejudiced*. Nothing in this Article Eleven will apply to amounts due to the Trustee or any Agent pursuant to other sections in this Indenture.

SECTION 11.06. *Payments May Be Paid Prior to Dissolution*. Nothing contained in this Article Eleven or elsewhere in this Indenture shall prevent (i) a Guarantor from making payments of principal of, premium if any, and interest on the Notes, or from depositing with the Trustee any monies for such payments or (ii) the application by the Trustee of any monies deposited with it for the purpose of making such payments of principal of, premium, if any, and interest on the Notes to the Holders entitled thereto, each Guarantor shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of such Guarantor.

SECTION 11.07. *Release of Guarantee*. Any Note Guarantee provided pursuant to this Article Eleven or Section 4.17 by a Subsidiary Guarantor shall be automatically and unconditionally released and discharged upon (i) the sale or other disposition of all of the Capital Stock of such Subsidiary Guarantor or all or substantially all of the assets of such Subsidiary Guarantor, if, in each case, as a result of such sale or disposition, such Subsidiary Guarantor ceases to be a subsidiary of FelCor LP; *provided* such sale or other disposition is in compliance with the terms of this Indenture, (ii) the consolidation or merger of any such Subsidiary Guarantor with any person other than FelCor LP or a Subsidiary of FelCor LP, if, as a result of such consolidation or merger, such Subsidiary Guarantor ceases to be a subsidiary of FelCor LP; *provided* such consolidation or merger is in compliance with this Indenture, (iii) a defeasance under Section 8.02 or 8.03 of this Indenture, (iv) the designation of a Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary; *provided* such designation is in compliance with the terms of this Indenture, (v) the unconditional and complete release of each Subsidiary Guarantor in accordance with Article Nine of this Indenture, or (vi) the unconditional and complete release of a Subsidiary Guarantor from its Guarantee provided pursuant to Section 4.17 of all Guaranteed Indebtedness, except a discharge or release by or as a result of payment under such Note Guarantee.

ARTICLE TWELVE

SECURITY

SECTION 12.01. *Security*. The due and punctual payment of FelCor LP's obligations under this Indenture and the Notes, when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, call for redemption or otherwise, and performance of all other obligations of FelCor LP and the Guarantors, to the Holders or the Trustee under this Indenture (including, without limitation, the Note Guarantees) and in respect of the Notes or the Collateral Documents, according to the terms hereof or thereof, shall be secured by the Collateral Documents. The Collateral Documents will create a valid and perfected first priority security interest on the property constituting the Collateral as set forth in the Collateral Documents, subject to Liens permitted thereby.

The Collateral shall secure FelCor LP's obligations and performance of all other obligations of FelCor LP and the Guarantors, up to the amount outstanding from time to time under the Notes and any amounts owed to the Trustee and the Agents.

SECTION 12.02. *[Reserved]*.

SECTION 12.03. *Further Assurances.* FelCor LP and FelCor shall, and shall cause each of its Restricted Subsidiaries to, use its commercially reasonable efforts to do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect their existing rights, licenses, permits and insurances that are material to any Restricted Hotel to the extent consistent with their ordinary course ownership and asset management of a hotel and comply in all material respects with all of their Material Agreements applicable to all Restricted Hotels. FelCor LP and its Restricted Subsidiaries will promptly notify the Trustee and the Collateral Agent of the giving or receipt of any notice of any material default under any Material Agreement applicable to the Restricted

Hotels. FelCor, FelCor LP and the Restricted Subsidiaries will do or cause to be done all acts and things which may be reasonably required, or which the Collateral Agent may reasonably request, to assure and confirm the Collateral Agent holds enforceable and perfected first priority liens (subject to Liens permitted under this Indenture and the Collateral Documents as applicable) upon all real and personal property (including After-Acquired Property relating to the Restricted Hotels) that is subject to any Lien securing the Notes to the extent required by the Collateral Documents.

SECTION 12.04. *Recording and .* FelCor LP and the Pledgors will cause, at their own expense, the Collateral Documents, this Indenture and all amendments or supplements hereto to be registered, recorded and filed or re-recorded, re-filed and renewed in such manner and in such place or places, if any, as may be required by law in order fully to preserve and protect the Liens created by the Collateral Documents on all parts of the Collateral and to effectuate and preserve the security of the Holders and all rights of the Trustee and the Collateral Agent.

FelCor LP and the Pledgors shall furnish to the Trustee and Collateral Agent, promptly after the execution and delivery of the Collateral Documents, an Opinion of Counsel either (i) stating that, in the opinion of such counsel, the Collateral Documents have been properly recorded, registered and filed to the extent necessary to make effective the security interest intended to be created by the Collateral Documents, and reciting the details of such action or referring to prior opinions of counsel in which such details are given, and stating that as to the Collateral Documents such recording, registering and filing are the only recordings, registrations and filings necessary to give notice thereof and that no re-recordings, re-registrations or re-filings are necessary to maintain such notice, and further stating that all financing statements, continuation statements and other instruments of further assurance have been executed and filed that are necessary fully to preserve and protect the rights of the Collateral Agent on behalf of the Holders and the Trustee hereunder and under the Collateral Documents, or (ii) stating that, in the opinion of such counsel, no such action is necessary to make such security interest effective. To the extent applicable, FelCor LP and the Pledgors shall comply with Trust Indenture Act § 314(b) within three months following each anniversary date of the Closing Date.

SECTION 12.05. *Release and Disposition of Collateral.*

(a)   The parties hereto agree and acknowledge that the Collateral may be released by the Collateral Agent at any time in accordance with the terms of the Collateral Documents, and the Collateral so released shall automatically be released as security for this Indenture and the Notes without any action on the part of the Trustee or the Holders, except as may be provided in the Collateral Documents. In addition, the Collateral shall be automatically released and terminated in whole upon (i) payment of all principal, premium, if any, interest and all other obligations under this Indenture and the Notes, (ii) a redemption of all of the Notes effected by FelCor LP in accordance with Article Three, (iii) legal defeasance or actual defeasance effected by FelCor LP in accordance with Section 8.02 or Section 8.03, (iv) a satisfaction and discharge effected by FelCor LP in accordance with Section 8.01; or (v) by consent of Holders of not less than 66-2/3% of the aggregate principal amount of the Notes then outstanding. The Liens on the Collateral will terminate and be discharged in part, as to any property that (A) is sold, transferred or otherwise disposed of by FelCor, FelCor LP or one of its Restricted Subsidiaries in a transaction not prohibited by this Indenture, at the time of such sale, transfer or disposition, to the extent of the interest sold, transferred or disposed of or (B) is owned or at any time acquired by a Guarantor that has been released from its Note Guarantee (and any guarantee of other obligations under the Notes), concurrently with the release of such Note Guarantee (and any guarantee of other obligations under the Notes).

(b)   The release of all or any portion of the Collateral from the Lien under the Collateral Documents pursuant to the terms hereof and of the Collateral Documents will not be deemed to impair the security interest under this Indenture in contravention of the provisions hereof. To the extent applicable, FelCor LP and the Pledgors shall cause Trust Indenture Act Section 314(d) relating to the release of property from the Lien under the Collateral Documents to be complied with. Any certificate or opinion required by Trust Indenture Act Section 314(d) may be made by an Officer of FelCor, in its capacity as general partner of FelCor LP, except in cases in which Trust Indenture Act Section 314(d) requires that such certificate or opinion be made by an independent Person. It is expressly understood that this Section 12.05(b) relates only to obligations under the TIA and shall not restrict or otherwise affect the Pledgors' or FelCor LP's rights or abilities to obtain a release of the Collateral pursuant to the terms of the Collateral Documents or as otherwise permitted hereunder.

(c)   To the extent applicable, FelCor LP shall cause TIA Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities or relating to the substitution therefore of any property or securities to be subjected to the Lien created by the Collateral Documents, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of FelCor LP except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be a nationally recognized independent engineer, appraiser or other expert selected by FelCor LP. Notwithstanding anything to the contrary in this Section 12.05, FelCor LP shall not be required to comply with all or any portion of TIA Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including "no action" letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to released Collateral.

SECTION 12.06. *Disposition of Collateral Without Release.* Notwithstanding Section 12.05 hereof relating to releases of Collateral, but subject to and in accordance with the provisions of the Collateral Documents and this Indenture, so long as the Collateral Agent or the Trustee have not exercised their rights with respect to the Collateral upon the occurrence and during the continuance of an Event of Default, FelCor LP and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral, to operate the Collateral, to alter and repair the Collateral and to collect, invest and dispose of any income therefrom.

SECTION 12.07. *Enforcement of Claims Against Collateral.* Notwithstanding any other rights of the Secured Parties to enforce claims against the Collateral pursuant to the Collateral Documents, if the Notes become due and payable prior to their final Stated Maturity for any reason or are not paid in full at the final Stated Maturity and no payment has been made following a demand on FelCor LP, the Collateral Agent has the right to foreclose or otherwise realize upon the relevant Collateral in accordance with the terms of the Collateral Documents. The proceeds received by the Collateral Agent upon a foreclosure or realization will be applied by the Collateral Agent in accordance with Section 6.10 hereto.

SECTION 12.08. *Authorization of Actions To Be Taken by the Collateral Agent.*

(a)   Subject to the provisions of the Collateral Documents, the Collateral Agent shall have power to institute and to maintain such suits and proceedings directed in writing by the Holders to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of the Collateral Documents or this Indenture, and such suits and proceedings as the Collateral Agent is directed to preserve or protect its interests and the interests of the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or governmental enactment, rule, or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security hereunder or be prejudicial to the interest of the Holders or the Collateral Agent). Notwithstanding anything herein or in any of the Collateral Documents to the contrary, the Collateral Agent assumes no responsibility for the validity, perfection, priority or enforceability of the security interest in any of the Collateral and shall have no obligation to take any action to procure or maintain such validity, perfection, priority or enforceability.

(b)   Notwithstanding the foregoing, FelCor LP and the Guarantors may, among other things, without any release or consent by the Trustee or the Collateral Agent, use and dispose of the Collateral in any lawful manner not inconsistent with the provisions of this Indenture or any of the Collateral Documents, including, without limitation, (i)(x) selling or otherwise disposing of inventory in the ordinary course of business and (y) to dispose of obsolete equipment or equipment that is damaged, worn out or otherwise no longer useful in the business of the Grantors as long as such equipment is replaced with equipment of at least equal functionality and such replacement equipment becomes Collateral pursuant to the terms of the Collateral Documents; (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of this Indenture of any of the Collateral Documents; (iii) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (iv) granting a license of any intellectual property; (v) making cash payments (including for the scheduled repayment of Indebtedness) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by

this Indenture and the Collateral Documents; and (vi) abandoning any intellectual property which is no longer used or useful in FelCor LP's or any Guarantor's business.

SECTION 12.09. *Appointment of Collateral Agent*. The Trustee (at the direction of FelCor LP) and each Holder hereby appoints U.S. Bank National Association (and any of its successors and assigns in such capacity) as a collateral agent (together with such successors and assigns the "*Collateral Agent*") to act under the Collateral Documents and to be named as agent for the Secured Parties for the creation and perfection of the security interest in the Collateral for the benefit of the Trustee, the Agents and the Holders. The Trustee on its own behalf and on behalf of the Holders hereby authorizes the Collateral Agent to enter into the Pledge Agreement and all other Collateral Documents on behalf and for the benefit of the Trustee, the Agents and the Holders.

SECTION 12.10. *Equal and Ratable Lien Sharing by Holders of Notes and Holders of Additional Pari Passu Indebtedness; Intercreditor Agreement.*

(a)   Notwithstanding (1) anything to the contrary contained in this Indenture or the Collateral Documents, (2) the time of incurrence of any Additional Pari Passu Indebtedness, (3) the order or method of attachment or perfection of any Liens securing any Additional Pari Passu Indebtedness, (4) the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral, (5) the time of taking possession or control over any Collateral or (6) the rules for determining priority under any law governing relative priorities of Liens:

(i)   all Liens at any time granted by FelCor LP, FelCor or any Restricted Subsidiary in the Collateral to secure the Notes shall secure, equally and ratably, all liabilities of FelCor LP, FelCor or any Restricted Subsidiary under or in respect of any Additional Pari Passu Indebtedness;

(ii)   all proceeds of all Liens at any time granted by FelCor LP, FelCor or any Restricted Subsidiary in the Collateral to secure the Notes shall be allocated and distributed equally and ratably on account of all liabilities of FelCor LP, FelCor or any Restricted Subsidiary under or in respect of any Additional Pari Passu Indebtedness as described in the Collateral Documents that shall amend the Pledge Agreement and the other Collateral Documents to join the holders of such Additional Pari Passu Indebtedness; and

(iii) the provisions of the Pledge Agreement and the other Collateral Documents will be subject to the provisions of an Intercreditor Agreement which shall provide that the Collateral Agent shall maintain all possessory Collateral and shall control the disposition of any portion of the Collateral.

SECTION 12.11. *Duties of Collateral Agent*.

(a)   Collateral Agent is authorized to take all such action as is provided or permitted to be taken by it hereunder or under the Collateral Documents. As to any matters not expressly provided for herein or in written instructions given as expressly provided in the Collateral Documents (including, without limitation, the timing and methods of realization upon the Collateral) Collateral Agent shall act or refrain from acting in accordance with written instructions from the Trustee (acting as directed pursuant to Section 6.05), or in the absence of such instructions, Collateral Agent may refrain from acting; *provided* that Collateral Agent shall not be obligated to comply with any instructions to the extent that such Agent determines that such instructions are in conflict with any applicable law, regulation or duty (including a duty of confidentiality), or this Indenture or any Collateral Document. Collateral Agent may refrain from acting in accordance with any instructions and requests until it has received to its satisfaction: (i) such compensation for its services to be rendered and (ii) such payment and/or indemnity as it may require against the costs, expenses and liabilities to be incurred in complying with the instruction or request.

(b)   Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the security interests in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder. Collateral Agent shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture or the Collateral Document by FelCor LP or any of the Grantors.

(c)   The Collateral Agent is authorized and directed to (i) enter into the Collateral Documents to which it is a party, whether executed on or after the Closing Date, (ii) enter into the Intercreditor Agreement, (iii) bind the Holders on the terms as set forth in the Collateral Documents and the Intercreditor Agreement (iv) perform and observe its obligations under the Collateral Documents and the Intercreditor Agreement.

(d)   No provision of this Indenture, the Intercreditor Agreement or any Collateral Document shall require the Collateral Agent (or the Trustee) to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Holders (or the Trustee in the case of the Collateral Agent) unless the Collateral Agent shall have received indemnity and/or security satisfactory to the Collateral Agent against potential costs and liabilities incurred by the Collateral Agent relating thereto. Notwithstanding anything to the contrary contained in this Indenture, the Intercreditor Agreement or the Collateral Documents, in the event the Collateral Agent is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Collateral Agent shall not be required to commence any such action or exercise any remedy or to inspect or conduct any studies of any property under the mortgages or take any such other action if the Collateral Agent has determined that the Collateral Agent may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances unless the Collateral Agent has received security or indemnity from the Holders in an amount and in a form all satisfactory to the Collateral Agent in its sole discretion, protecting the Collateral Agent from all such liability. The Collateral Agent shall at any time be entitled to cease taking any action described above if it no longer reasonably deems any indemnity, security or undertaking from FelCor LP or the Holders to be sufficient.

(e)   Notwithstanding anything to the contrary in this Indenture or any other Collateral Document, in no event shall the Collateral Agent be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture or the other Collateral Documents (including without limitation the filing or continuation of any UCC financing or continuation statements or similar documents or instruments), nor shall the Collateral Agent be responsible for, and the Collateral Agent makes no representation regarding, the validity, effectiveness or priority of any of the Collateral Documents or the security interests or Liens intended to be created thereby. The Collateral Agent makes no representation regarding the validity, effectiveness or enforceability of the Intercreditor Agreement or any subsequent intercreditor agreement.

(f)   The obligations of Collateral Agent hereunder are only those expressly set forth herein. In any case in which Collateral Agent is authorized, but not otherwise directed pursuant to and in accordance with the terms of the Collateral Documents, to exercise any power or right, Collateral Agent may refrain from such exercise unless directed in writing by the Trustee (acting as directed pursuant to Section 6.05) to act in the manner specified in such direction. Without limiting the generality of the foregoing, Collateral Agent shall not be required to take any action except as expressly provided in the Collateral Document or this Indenture.

(g)   Collateral Agent may consult with or otherwise engage legal counsel (who may be counsel for FelCor LP), independent public accountants and other experts selected by it in connection with any matter arising under this Indenture and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts. The costs of such legal counsel, independent public accountants and other experts reasonably incurred by them shall be at the cost of FelCor LP.

(h)   In each case that Collateral Agent may or is required hereunder or under any other Collateral Document to take any action (an "Action"), including without limitation to make any determination, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder or under any other Collateral Document, the Collateral Agent may seek direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. The Collateral Agent shall not be liable with respect to any Action taken or omitted to be taken by it in accordance with the direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes except to the extent such liability arises from its negligence, gross negligence or willful misconduct. If the Collateral Agent shall request direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes with respect to any Action, the Collateral Agent shall be entitled to refrain from such Action unless and until the Collateral Agent shall have received direction from the

Holders of a majority in aggregate principal amount of the then outstanding Notes, and the Collateral Agent shall not incur liability to any Person by reason of so refraining.

(i)   Collateral Agent may act in respect of the Collateral Documents through its personnel and agents. Neither Agent shall be responsible for the negligence or misconduct of any Agent that it selects with due care.

(j)   Neither Collateral Agent nor any of its directors, officers, agents, or employees shall be liable for any action taken or not taken by it in connection herewith (i) with the consent or at the request of the Secured Parties or (ii) in accordance with a notice or written instructions received from the Secured Parties pursuant to a provision hereof that permits such a notice or written instructions to be given by the Secured Parties , in each case, in the absence of its own negligence, gross negligence or willful misconduct. Neither Collateral Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Indenture or any Collateral Document; (ii) the performance or observance of any of the covenants or agreements of FelCor LP or any Guarantor; or (iii) the validity, effectiveness or genuineness of this Indenture or any Collateral Document, or any other instrument or writing furnished in connection therewith. Collateral Agent shall not incur any liability by acting in reliance upon any direction, notice, consent, certificate, statement, or other writing (which may be a bank wire, facsimile or similar writing) believed by it to be genuine or to be signed by the proper party or parties. Collateral Agent shall be entitled to conclusively rely upon, and shall not be bound to make any investigation into, the facts or matters set forth on any document provided to them hereunder or any Collateral Document, including information provided to it by the trustee, agent or representative of any Additional Pari Passu Indebtedness with respect such indebtedness. Collateral Agent shall not have liability to FelCor LP, any Grantor or any Secured Party for actions taken or omitted to be taken in reliance on such information, except to the extent that such liability arises from such Agent's gross negligence or wilful misconduct.

(k)   The parties hereto and the Holders hereby agree and acknowledge that the Collateral Agent shall not assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including but not limited to, any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any Environmental Law as a result of this Indenture, the Intercreditor Agreement, the Collateral Documents or any actions taken pursuant hereto or thereto in the absence of negligence, gross negligence or willful misconduct. Further, the parties hereto and the Holders hereby agree and acknowledge that in the exercise of its rights under this Indenture, the Intercreditor Agreement and the Collateral Documents, the Collateral Agent may hold or obtain indicia of ownership primarily to protect the security interest of the Collateral Agent in the Collateral, including without limitation the properties under the real property that constitute Collateral, and that any such actions taken by the Collateral Agent shall not be construed as or otherwise constitute any participation in the management of such Collateral, including without limitation the real properties that constitute Collateral, as those terms are defined in Section 101(20)(E) of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq., as amended.

(l)   Collateral Agent may resign at any time (effective upon acceptance by a successor Collateral Agent of its appointment hereunder) without assigning any reason therefor by giving written notice thereof to all Secured Parties and FelCor LP. Upon any such resignation, the Secured Parties shall have the right to appoint a successor Collateral Agent. If no successor Collateral Agent shall have been so appointed by the Secured Parties, and shall have accepted such appointment, within thirty (30) days after the retiring Collateral Agent gives notice of resignation, the retiring Collateral Agent may, on behalf of the Secured Parties, appoint a successor Collateral Agent , which shall be a commercial bank or trust company organized or licensed under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least US$250,000,000. If no successor Collateral Agent is appointed within such thirty (30) day period, the retiring Collateral Agent, FelCor LP or the Secured Parties may petition any court of competent jurisdiction for the appointment of a successor Collateral Agent. The resigning Collateral Agent shall execute any and all assignments, financing statements, amendments and any other documents reasonably necessary to fully vest such successor Collateral Agent with all of its rights in and to the Collateral. Upon the acceptance of its appointment as Collateral Agent hereunder by a

successor Collateral Agent, such successor Collateral Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Collateral Agent, and the retiring Collateral Agent shall be discharged from its duties and obligations hereunder. The provisions of this Section 12.11 and Article 7 shall inure to the benefit of the Collateral Agent and any former Collateral Agent as to any actions taken or omitted to be taken by it while it was Collateral Agent, as the case may be.

(m)	FelCor LP shall pay to Collateral Agent for its own account fees in the amounts and at the times previously agreed upon between FelCor LP and such Agent.

(n)	The Collateral Agent shall have no obligation to any Holder or any other Person to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any obligor of any terms of this Indenture, the Intercreditor Agreement and the Collateral Documents, or the satisfaction of any conditions precedent contained in this Indenture, the Intercreditor Agreement and any Collateral Documents. The Collateral Agent shall not be required to initiate or conduct any litigation or collection or other proceeding under this Indenture, the Intercreditor Agreement and the Collateral Documents unless expressly set forth hereunder or thereunder. The Collateral Agent shall have the right at any time to seek instructions from the Holders with respect to the administration of the Collateral Documents. Notwithstanding the other provisions herein, Collateral Agent may refuse to act on any notice, direction or instruction from the Secured Parties which, in such Agent's opinion, (i) is contrary to law or the provisions of this Indenture or (ii) may expose such Agent to liability (unless such Agent shall have been provided indemnity and/or security to its satisfaction for such liability by the Secured Parties giving such notice, direction or instruction).

(o)	Collateral Agent shall hold the benefit of all Collateral under the Collateral Documents as, and for purposes of enforcing the provisions of the Collateral Documents, all rights and claims under the Collateral Documents shall be vested in it as, trustee for the Secured Parties, as is hereby acknowledged by parties hereto.

(p)	Each of FelCor LP and the Grantors covenants with Collateral Agent that it will comply with and perform and observe all the provisions of the Collateral Documents to which it is a party and which are expressed to be binding on it. Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default unless Collateral Agent has actually received written notice in accordance with Section 10.2 from a Secured Party or FelCor LP referring to this Indenture, describing such Event of Default and stating that such notice is a "notice of default." Notwithstanding such notification of any Event of Default, Collateral Agent is not required to take any action until it receives a written direction from the requisite Secured Parties directing Collateral Agent to commence and pursue the exercise of remedies.

(q)	FelCor LP, in accordance with the provisions of Section 7.07, shall indemnify Collateral Agent and its officers, directors, employees, representatives and agents and save them harmless from and against all Claims and Losses as a result of or in connection with (a) their appointment or involvement hereunder or the exercise of any of their powers or duties hereunder or the taking of any acts in accordance with the terms of this Indenture or its usual practice; (b) this Indenture or the Collateral Documents, (c) any instruction or other direction upon which such Agent may rely under this Indenture or the Collateral Documents or (d) the application of any Environmental Law to any Collateral; *provided* that this indemnity shall not apply in respect of an Indemnified Party to the extent but only to the extent that any such Losses incurred or suffered by or brought against such Indemnified Party arise directly from the wilful misconduct, negligence or gross negligence of such Indemnified Party. This indemnity shall survive the termination or expiry of this Indenture or the resignation or removal of Collateral Agent.

(r)	In the event that Collateral Agent is required to acquire title to an asset, or take any managerial action of any kind in regard thereto, in order to perform any obligation under any Collateral Document, which in Collateral Agent's sole determination may cause Collateral Agent to incur potential liability under any Environmental Law, Collateral Agent reserves the right, instead of taking such action, to either resign as Collateral Agent or arrange for transfer of the title or control of the asset to a court-appointed receiver.

(s)	If any sum received by Collateral Agent, including any sum received as proceeds from the enforcement of the Collateral (a "*Sum*"), must be converted from the currency in which that Sum is paid (the "*First Currency*") into another currency in which that Sum is due or as requested by a Secured Party (the "*Second*

Currency"), then FelCor LP and the Grantors shall, as an independent obligation, within five (5) Business Days after demand, indemnify Collateral Agent, on a joint and several basis against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between the rate of exchange used to convert that Sum from the First Currency into the Second Currency.

(t)   Notwithstanding anything in this Indenture or any of the Collateral Documents to the contrary, in no event shall the Collateral Agent or any officer, director, employee, representative or agent of the Collateral Agent be liable under or in connection with this Indenture or any of the Collateral Documents for indirect, special, incidental, punitive or consequential losses or damages of any kind whatsoever, including but not limited to lost profits or loss of opportunity, whether or not foreseeable, even if the Collateral Agent has been advised of the possibility thereof and regardless of the form of action in which such damages are sought.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the date first written above.

FELCOR LODGING LIMITED PARTNERSHIP

By: /s/ Bianca Sandoval Green
_____
     Name: Bianca Sandoval Green
     Title: Vice President and Associate General Counsel

FELCOR LODGING TRUST INCOPORATED

By: /s/ Bianca Sandoval Green
_____
     Name: Bianca Sandoval Green
     Title: Vice President and Associate General Counsel

FELCOR CANADA CO.

FELCOR/CSS HOLDINGS, L.P.

     By: FelCor /CSS Hotels, L.L.C.
              General Partner

FELCOR COPLEY PLAZA, L.L.C.

FELCOR ESMERALDA (SPE), L.L.C.

FELCOR HOTEL ASSET COMPANY, L.L.C.

FELCOR LODGING HOLDING COMPANY, L.L.C.

FELCOR ST. PETE (SPE), L.L.C.

FELCOR TRS BORROWER 4, L.L.C.

FELCOR TRS HOLDINGS, L.L.C.

LOS ANGELES INTERNATIONAL AIRPORT HOTEL
ASSOCIATES, A TEXAS LIMITED PARTNERSHIP

By: FelCor/LAX Holdings, L.P.,
     General Partner

     By: FelCor/LAX Hotels, L.L.C.,
              General Partner

MADISON 237 HOTEL, L.L.C.

ROYALTON 44 HOTEL, L.L.C.

FELCOR MILPITAS OWNER, L.L.C.

FELCOR BATON ROUGE OWNER, L.L.C.

FELCOR DALLAS LOVE FIELD OWNER, L.L.C.

MYRTLE BEACH OWNER, L.L.C.

By: /s/ Bianca Sandoval Green
     Name: Bianca Sandoval Green
     Title: Vice President and Associate General Counsel

U.S. BANK NATIONAL ASSOCIATION, as Trustee,
Collateral Agent, Registrar and Paying Agent

By: /s/ Donald T. Hurrelbrink
     Name: Donald T. Hurrelbrink
     Title: Vice President

[FACE OF NOTE]

5.625% Senior Secured Note due 2023

CUSIP No. 144A: 31430Q BC0

REG S: U31522 AL6

No. $_____

       FelCor Lodging Limited Partnership, a Delaware limited partnership (the "*Issuer*", which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & Co., or its registered assigns, the principal sum of _____ ($_____), [or such greater or lesser principal amount as may from time to time be reflected on the books and records of the Registrar (but in no event may such amount exceed the aggregate principal amount of Notes authenticated pursuant to Section 2.03 of the Indenture referred to below and then outstanding pursuant to Section 2.10 of the Indenture)][1] Use if Global Note on March 1, 2023.

       Interest Payment Dates: March 1 and September 1, commencing March 1, 2013.

       Regular Record Dates: February 15 and August 15.

       Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

---

[1]   Use if Global Note

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually or by facsimile by its duly authorized officers.

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated,
its general partner

By: _____
      Name:
      Title:

By: _____
      Name:
      Title:

(Authenticating Agent's Certificate of Authentication)

This is one of the 5.625% Senior Secured Notes due 2023 described in the within-mentioned Indenture.

Date:

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By: _____
      Name:
      Title:

[REVERSE SIDE OF NOTE]

FELCOR LODGING LIMITED PARTNERSHIP

5.625% Senior Secured Note due 2023

1. Principal and Interest.

The Issuer will pay the principal of this Note on March 1, 2023.

Interest on the Notes will be payable semi-annually in cash on each March 1 and September 1 commencing on March 1, 2013 (each, an "*Interest Payment Date*"), to the Holders of record of the Notes at the close of business on February 15 and August 15 immediately preceding the applicable Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If an exchange offer registered under the Securities Act is not consummated and a shelf registration statement under the Securities Act with respect to resales of the Notes is not declared effective by the Commission on or before 180 days after the Closing Date in accordance with the terms of the Registration Rights Agreement, interest due on the Notes will accrue at an annual rate of 0.5% ("*Additional Interest*") plus the interest rate specified on the face hereof until the exchange offer is consummated or the shelf registration statement is declared effective. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Closing Date.

This Note will bear interest at a rate of 5.625% per annum.

The Issuer shall pay interest on overdue principal and premium, if any, and interest on overdue installments of interest, to the extent lawful, at a rate per annum that is 2% in excess of the rate otherwise payable.

2. Method of Payment.

The Issuer will pay interest (except defaulted interest) on the principal amount of the Notes as provided above on each March 1 and September 1 to the persons who are Holders (as reflected in the Note Register at the close of business on such February 15 and August 15 immediately preceding the Interest Payment Date), in each case, even if the Note is canceled on registration of transfer or registration of exchange after such record date; *provided* that, with respect to the payment of principal, the Issuer will make payment to the Holder that surrenders this Note to a Paying Agent on or after September 1, 2023.

The Issuer will pay principal, premium, if any, and as provided above, interest in money of the United States that at the time of payment is legal tender for payment of public and private debts at the office or agency of the Company maintained for such purpose within the City and State of New York, or, at the option of the Issuer any payment of interest may be made by check mailed to the Holders at their addresses set forth in the Note Register, and *provided* that payment by wire transfer of immediately available funds will be required with respect to principal of and interest and premium, if any, on all Global Notes. If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

3. Paying Agent and Registrar.

Initially, the Collateral Agent will act as authenticating agent, Paying Agent and Registrar. The Issuer may change any authenticating agent, Paying Agent or Registrar without notice. The Issuer, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Registrar or co-Registrar.

4.   Indenture; Limitations.

The Issuer issued the Notes under an Indenture dated as of December 17, 2012 (the "*Indenture*"), between the Issuer and U.S. Bank National Association, a New York banking corporation, as Trustee (the "*Trustee*"), collateral agent ("*Collateral Agent*"), registrar ("*Registrar*") and paying agent ("*Paying Agent*"). Capitalized terms herein are used as defined in the Indenture unless otherwise indicated. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture shall control.

The Notes are general secured obligations of the Issuer.

5.   Redemption.

Except as provided below, the Issuer may not redeem any of the Notes prior to March 1, 2018.

At any time and from time to time prior to March 1, 2018, the Issuer may, at its option, redeem all or a portion of the Notes at a Redemption Price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the notes plus accrued and unpaid interest and Additional Interest, if any, thereon to the Redemption Date. Notice of such redemption must be mailed to holders of the notes called for redemption not less than 15 (or such shorter period as may be permitted by the Depositary) nor more than 60 days prior to, but excluding, the Redemption Date.

Notwithstanding the foregoing, at any time, or from time to time, on or prior to December 15, 2015, the Issuer may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the Notes at a Redemption Price of 105.625% of the principal amount thereof, together with accrued and unpaid interest and Additional Interest, if any, thereon, if any, to, but excluding, the Redemption Date; *provided* that

(i)   at least 65% of the principal amount of the Notes issued under this Indenture remains outstanding immediately after such redemption; and

(ii)   the Issuer makes such redemption not more than 90 days after the consummation of any such Equity Offering.

Notwithstanding the foregoing, at any time, and from time to time, on and after March 1, 2018, the Isssuer may redeem all or a portion of the Notes, at the following Redemption Prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing March 1 of the years indicated below, in each case together with accrued and unpaid interest thereon to, but excluding, the Redemption Date:

Year	Redemption Price
2,018	102.813%
2,019	101.875%
2,020	100.938%
2021 and thereafter	100.000%

Notice of any optional redemption will be mailed at least 15 (or such shorter period as may be permitted by the Depositary) but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its last address as it appears in the Note Register. Notes in original principal amount greater than $1,000 may be redeemed in part. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption, unless the Issuer defaults in the payment of the amount due upon redemption.

6.   <u>Repurchase upon Change in Control</u>.

Upon the occurrence of any Change of Control, each Holder shall have the right to require the repurchase of its Notes by the Issuer in cash pursuant to the offer described in the Indenture at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "*Change of Control Payment*").

A notice of such Change of Control will be mailed within 30 days after any Change of Control occurs to each Holder at his last address as it appears in the Note Register. Notes in original denominations larger than $1,000 may be sold to the Issuer in part. On and after the Change of Control Payment Date, interest ceases to accrue on Notes or portions of Notes surrendered for purchase by the Issuer, unless the Issuer defaults in the payment of the Change of Control Payment.

7.   <u>Denominations; Transfer; Exchange</u>.

The Notes are in registered form without coupons in denominations of $1,000 of principal amount at maturity and multiples of $1,000 in excess thereof. A Holder may register the transfer or exchange of Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer or exchange of any Notes selected for redemption. Also, it need not register the transfer or exchange of any Notes for a period of 15 days before a selection of Notes to be redeemed is made.

8.   <u>Persons Deemed Owners</u>.

A Holder shall be treated as the owner of a Note for all purposes.

9.   <u>Unclaimed Money</u>.

If money for the payment of principal, premium, if any, or interest remains unclaimed for two years, the Trustee will pay the money back to the Issuer at its request. After that, Holders entitled to the money must look to the Issuer for payment, unless an abandoned property law designates another Person, and all liability of the Trustee with respect to such money shall cease.

10.   <u>Discharge Prior to Redemption or Maturity</u>.

If the Issuer deposits with the Trustee money or U.S. Government Obligations sufficient to pay the then outstanding principal of, premium, if any, and accrued interest on the Notes (a) to redemption or maturity, the Issuer will be discharged from the Indenture and the Notes, except in certain circumstances for certain sections thereof, and (b) to the Stated Maturity, the Issuer will be discharged from certain covenants set forth in the Indenture.

11.   <u>Amendment; Supplement; Waiver</u>.

Subject to certain exceptions, the Indenture, the Notes or the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing default or compliance with any provision may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding. Without notice to or the consent of any Holder, the parties thereto may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency and make any change that does not materially and adversely affect the rights of any Holder.

12.   Restrictive Covenants.

The Indenture imposes certain limitations on the ability of the Issuer and its Restricted Subsidiaries, among other things, to Incur additional Indebtedness, make Restricted Payments, use the proceeds from Collateral Asset Sales and Non-Collateral Assets Sales and Events of Loss, engage in transactions with Affiliates or merge, consolidate or transfer substantially all of their assets. Within 45 days after the end of each fiscal quarter (90 days after the end of the last fiscal quarter of each year), the Issuer must report to the Trustee on compliance with such limitations.

13.   Successor Persons.

When a successor person or other entity assumes all the obligations of its predecessor under the Notes and the Indenture, the predecessor person will be released from those obligations.

14.   Defaults and Remedies.

The following events constitute "*Events of Default*" under the Indenture:

(a)   default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b)   default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c)   default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Issuer or the failure by the Issuer to make or consummate an Offer to Purchase in accordance with Section 4.10 or Section 4.11 or make or consummate a Change of Control Offer in accordance with Section 4.13;

(d)   the Issuer defaults in the performance of or breaches any other covenant or agreement of the Issuer in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e)   there occurs with respect to any issue or issues of Indebtedness of the Issuer or any Significant Subsidiary having an outstanding principal amount of $30 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f)   any final judgment or order (not covered by insurance) for the payment of money in excess of $30 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance) (i) shall be rendered against the Issuer or any Significant Subsidiary and shall not be paid or discharged, and (ii) there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $30 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)   a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of the Issuer or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer or any Significant Subsidiary or for all or substantially all of the property and assets of the Issuer or any Significant Subsidiary or (iii) the winding up or liquidation of the affairs of the Issuer or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(h)   the Issuer or any Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer or Significant Subsidiary or for all or substantially all of the property and assets of the Issuer or any Significant Subsidiary or (iii) effects any general assignment for the benefit of its creditors;

(i)   any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or any Guarantor notifies the Trustee in writing that it denies or disaffirms its obligations under its Note Guarantee; or

(j)   (a) there shall be a default in the performance, or breach, of any covenant or agreement of the Issuer, in any material respect, under any Collateral Document or any management or franchise agreement related thereto and such default or breach shall continue for a period of 45 days after written notice has been given, in accordance with the Indenture, (1) to the Issuer by the Trustee or (2) to the Issuer and the Trustee by the holders of at least 25% in aggregate principal amount of the then out-standing notes or (b) any Collateral Document shall for any reason cease to be, or any Collateral Document shall for any reason be asserted in writing by the Issuer or any Guarantor, not to be, in full force and effect and enforceable in accordance with its terms or ceases to give the Holders the first priority Liens purported to be created thereby, except to the extent contemplated by the Indenture and any such Collateral Document.

If an Event of Default (other than an Event of Default described in subparagraphs (g) or (h) above that occurs with respect to the Issuer) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes may declare all the Notes to be due and payable. If an Event of Default described in subparagraphs (g) or (h) above occurs with respect to the Issuer, the Notes automatically become due and payable. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of at least a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power.

15.   <u>Trustee Dealings with the Issuer</u>.

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Issuer or its Affiliates and may otherwise deal with the Issuer or its Affiliates as if it were not the Trustee.

16.   <u>No Recourse Against Others</u>.

No incorporator or any past, present or future limited partner, shareholder, other equity holder, officer, member, director, employee or controlling person as such, of the Issuer or of any successor Person shall have any liability for any obligations of the Issuer under the Notes or the Indenture or for any claim based on, in respect of or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

17.   Authentication.

This Note shall not be valid until the Trustee or authenticating agent signs the certificate of authentication on the other side of this Note.

18.   Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to FelCor Lodging Limited Partnership, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062 or at such other address provided for in the Indenture.

19.   Guarantee.

Repayment of principal and interest on the Notes is guaranteed on a senior basis by the Guarantors pursuant to Article Eleven of the Indenture.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

____ (Please print or typewrite name and address including zip code of assignee) the within Note and all rights thereunder, hereby irrevocably constituting _______ ____________________________________ and appointing _______________________ attorney to transfer said Note on the books of the Issuer with full power of substitution in the premises.

[THE FOLLOWING PROVISION TO BE INCLUDED

ON ALL NOTES OTHER THAN EXCHANGE NOTES,

PERMANENT OFFSHORE GLOBAL NOTES AND

OFFSHORE PHYSICAL NOTES]

In connection with any transfer of this Note occurring prior to the date which is the earlier of (i) the date the shelf registration statement with respect to resales of the Notes is declared effective or (ii) two years after the original issuance of the Notes, the undersigned confirms that without utilizing any general solicitation or general advertising that:

[Check One]

[ ] (a) this Note is being transferred in compliance with the exemption from registration under the Securities Act of 1933, as amended, provided by Rule 144A thereunder.

or

[ ] (b) this Note is being transferred other than in accordance with (a) above and documents are being furnished which comply with the conditions of transfer set forth in this Note and the Indenture.

If none of the foregoing boxes is checked, the Trustee or other Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.08 of the Indenture shall have been satisfied.

Date: ____________________ ____________________________________

NOTICE: corres pond of the within without

____

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date: _____ _____

NOTICE:

OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have this Note purchased by the Issuer pursuant to Section 4.10, Section 4.11, Section 4.12 or Section 4.13 of the Indenture, check the Box: ☐

If you wish to have a portion of this Note purchased by the Issuer pursuant to Section 4.10, Section 4.11, Section 4.12 or Section 4.13 of the Indenture, state the amount (in principal amount at maturity): $_____.

Date: _____

Your Signature: _____
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee: _____

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Form of Certificate

_____, _____

FelCor Lodging Limited Partnership
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

U.S. Bank National Association
60 Livingston Avenue
EP MN WS3C
St. Paul, Minnesota 55107-2292
Attn: Corporate Trust Services


Re: FelCor Lodging Limited Partnership (the "*Issuer*")

5.625% Senior Secured Notes Due 2023 (the "*Notes*")


Dear Sirs:

This letter relates to U.S. $_____ principal amount at maturity of Notes represented by a Note (the "*Legended Note*") which bears a legend outlining restrictions upon transfer of such Legended Note. Pursuant to Section 2.01 of the Indenture (the "*Indenture*") dated as of December 17, 2012, relating to the Notes, we hereby certify that we are (or we will hold such securities on behalf of) a person outside the United States to whom the Notes could be transferred in accordance with Rule 903 or Rule 904 of Regulation S promulgated under the U.S. Securities Act of 1933, as amended. Accordingly, you are hereby requested to exchange the legended certificate for an unlegended certificate representing an identical principal amount at maturity of Notes, all in the manner provided for in the Indenture.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Holder]

By:_____
Authorized Signatory

EXHIBIT C

**Form of Certificate to Be
Delivered in Connection with
Transfers to Non-QIB Accredited Investors**

_____, __

FelCor Lodging Limited Partnership
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

U.S. Bank National Association
60 Livingston Avenue
EP MN WS3C
St. Paul, Minnesota 55107-2292

Attn: Corporate Trust Services


Re: FelCor Lodging Limited Partnership (the "*Issuer*")

5.625% Senior Secured Notes Due 2023 (the "*Notes*")


Dear Sirs:

In connection with our proposed purchase of $_____ aggregate principal amount at maturity of the Notes, we confirm that:

1.   We understand that any subsequent transfer of the Notes is subject to certain restrictions and conditions set forth in the Indenture dated as of December 17, 2012, relating to the Notes (the "*Indenture*") and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the "*Securities Act*").

2.   We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell any Notes, we will do so only (A) to the Issuer, FelCor or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a "qualified institutional buyer" (as defined therein), (C) to an institutional "accredited investor" (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you a signed letter substantially in the form of this letter, and, if this letter relates to a proposed transfer in respect of an aggregate principal amount of Notes less than $100,000, an opinion of counsel acceptable to the Issuer and FelCor that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any person purchasing any of the Notes from us a notice advising such purchaser that resales of the Notes are restricted as stated herein.

3.   We understand that, on any proposed resale of any Notes, we will be required to furnish to you such certifications, legal opinions and other information as you may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

4.   We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5.   We are acquiring the Notes purchased by us for our own account or for one or more accounts (each of which is an institutional "*accredited investor*") as to each of which we exercise sole investment discretion.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferee]

By:_____
Authorized Signatory

**Form of Certificate To Be Delivered
in Connection with Transfers
Pursuant to Regulation S**

_____, ____

FelCor Lodging Limited Partnership
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

U.S. Bank National Association
60 Livingston Avenue
EP MN WS3C
St. Paul, Minnesota 55107-2292

Attn: Corporate Trust Services


Re: FelCor Lodging Limited Partnership (the "*Issuer*")

<u>5.625% Senior Secured Notes Due 2023 (the "*Notes*")</u>


Dear Sirs:

In connection with our proposed sale of U.S.$_____ aggregate principal amount at maturity of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the "*Securities Act*"), and, accordingly, we represent that:

(1)   the offer of the Notes was not made to a person in the United States;

(2)   at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States;

(3)   no directed selling efforts have been made by us in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.


Very truly yours,

[Name of Transferor]

By:_____
Authorized Signatory


Exhibit 4.2

REGISTRATION RIGHTS AGREEMENT

Dated December 17, 2012

AMONG

FELCOR LODGING LIMITED PARTNERSHIP,

FELCOR LODGING TRUST INCORPORATED,

SUBSIDIARY GUARANTORS NAMED HEREIN,

and

J.P. MORGAN SECURITIES LLC

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this "**Agreement**") is made and entered into as of December 17, 2012, among FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership (the "**Operating Partnership**"), FELCOR LODGING TRUST INCORPORATED, a Maryland corporation (the "**Company**"), the Subsidiary Guarantors (as defined below) and J.P. Morgan Securities LLC on its own behalf and as representative of the other Initial Purchasers named in Schedule A hereto (collectively, the "**Initial Purchasers**").

This Agreement is made pursuant to the Purchase Agreement dated as of December 12, 2012, among the Operating Partnership, the Company, the Subsidiary Guarantors and the Initial Purchasers (the "**Purchase Agreement**"), which provides for the sale by the Operating Partnership to the Initial Purchasers of $525,000,000 aggregate principal amount of 5.625% Senior Secured Notes due 2023 of the Operating Partnership (the "**Notes**") to be issued pursuant to the Indenture (as defined below).

The Company and the Subsidiary Guarantors (together, the "**Guarantors**") will unconditionally guarantee the Notes(the "**Guarantees**") on a senior basis. Unless the context otherwise requires, reference in this Agreement to a "Note," an "Exchange Note," or a "Registrable Note" shall include a reference to the related Guarantee.   In order to induce the Initial Purchasers to enter into the Purchase Agreement, the Operating Partnership and the Guarantors have agreed to provide to the Initial Purchasers and their direct and indirect transferees the registration rights with respect to the Notes set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement.

Upon the Fortress Payoff (as defined in the Purchase Agreement), the Post-Closing Guarantors (as defined in the Purchase Agreement) will execute a Purchase Agreement Joinder (as defined in the Purchase Agreement) and a Supplemental Indenture (as defined in the Purchase Agreement) by which the Post-Closing Guarantors will assume obligations under the Indenture and unconditionally guarantee the Notes on a senior basis. In addition, the Purchase Agreement requires that such Post-Closing Guarantors execute a joinder to this Agreement substantially in the form of Exhibit A hereto (the "**Registration Rights Joinder Agreement**") whereby the Post-Closing Guarantors will become a party to this Agreement. For the avoidance of doubt upon the execution of a Registration Rights Joinder Agreement, all references to Subsidiary Guarantors shall be deemed to include the Post-Closing Guarantors.

In consideration of the foregoing, the parties hereto agree as follows:

1.   Definitions. As used in this Agreement, the following capitalized defined terms shall have the following meanings:

"**1933 Act**" shall mean the Securities Act of 1933, as amended from time to time.

"**1934 Act**" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"**Closing Date**" shall mean the Closing Date as defined in the Purchase Agreement.

"**Company**" shall have the meaning set forth in the preamble to this Agreement.

"**Exchange Notes**" shall mean Notes issued by the Operating Partnership under the Indenture containing terms identical to the Notes (except that (i) interest thereon shall accrue from the last date on which interest was paid on the Notes or, if no such interest has been paid, from December 17, 2012, (ii) the Exchange Notes will not contain restrictions on transfer and (iii) certain provisions relating to an increase in the stated rate of interest thereon shall be eliminated) and to be offered to Holders of Notes in exchange for Notes pursuant to the Exchange Offer.

"**Exchange Offer**" shall mean the exchange offer by the Operating Partnership and the Guarantors of Exchange Notes for Registrable Notes pursuant to Section 2(a) hereof.

"**Exchange Offer Registration**" shall mean a registration under the 1933 Act effected pursuant to Section 2(a) hereof.

"**Exchange Offer Registration Statement**" shall mean an exchange offer registration statement on Form S-4 (or, if applicable, on another appropriate form) and all amendments and supplements to such registration statement, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**FINRA**" means the Financial Industry Regulatory Authority, Inc.

"**Guarantors**" means the Company and the Subsidiary Guarantors.

"**Holder**" shall mean any Initial Purchaser, for so long as it owns any Registrable Notes, and its successors, assigns and direct and indirect transferees who become registered owners of Registrable Notes under the Indenture; *provided* that for purposes of Sections 4 and 5 of this Agreement, the term "Holder" shall include Participating Broker-Dealers (as defined in Section 4(a)).

"**Indenture**" shall mean the Indenture relating to the Notes dated as of December 17, 2012 among the Operating Partnership, U.S. Bank , National Association, as trustee and collateral agent, and the Subsidiary Guarantors party thereto as may be amended by the Supplemental Indenture and as may be further amended or supplemented from time to time in accordance with the terms thereof.

"**Initial Purchasers**" shall have the meaning set forth in the preamble to this Agreement.

"**Majority Holders**" shall mean the Holders of a majority of the aggregate principal amount of outstanding Registrable Notes; *provided* that whenever the consent or approval of Holders of a specified percentage of Registrable Notes is required hereunder,

Registrable Notes held by the Operating Partnership or any of its affiliates (as such term is defined in Rule 405 under the 1933 Act) (other than the Initial Purchasers or subsequent holders of Registrable Notes if such subsequent holders are deemed to be such affiliates solely by reason of their holding of such Registrable Notes) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage or amount.

"**Notes**" shall have the meaning set forth in the second paragraph of this Agreement.

"**Operating Partnership**" shall have the meaning set forth in the preamble of this Agreement.

"**Person**" shall mean an individual, partnership, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof.

"**Prospectus**" shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Notes covered by a Shelf Registration Statement, and by all other amendments and supplements to such prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.

"**Purchase Agreement**" shall have the meaning set forth in the second paragraph of this Agreement.

"**Registrable Notes**" shall mean the Notes other than the Exchanges Notes; *provided*, *however*, that a Note shall cease to be a Registrable Note (i) when a Registration Statement with respect to such Note shall have been declared effective under the 1933 Act and such Note shall have been disposed of pursuant to such Registration Statement or (ii) when such Note shall have ceased to be outstanding.

"**Registrar**" shall mean U.S. Bank National Association, as registrar under the Indenture.

"**Registration Expenses**" shall mean any and all expenses incident to performance of or compliance by the Operating Partnership, the Company and the Subsidiary Guarantors with this Agreement, including without limitation: (i) all SEC, stock exchange or FINRA registration and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel for any underwriters or Holders in connection with blue sky qualification of any of the Exchange Notes or Registrable Notes), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, (iv) all rating agency fees, (v) all fees and disbursements relating to the qualification of the Indenture under applicable securities laws, (vi) the fees and disbursements of the Trustee

and its counsel, (vii) the fees and disbursements of counsel for the Operating Partnership, the Company and the Subsidiary Guarantors and, in the case of a Shelf Registration Statement, the reasonable fees and disbursements of one counsel for the Holders (which counsel shall be selected by the Majority Holders and which counsel may also be counsel for the Initial Purchasers) and (viii) the fees and disbursements of the independent public accountants of the Operating Partnership and the Company, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, but excluding fees and expenses of counsel to the underwriters (other than reasonable fees and expenses set forth in clause (ii) above) or the Holders and underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Notes by a Holder.

"**Registration Statement**" shall mean any registration statement of the Operating Partnership and the Guarantors that covers any of the Exchange Notes or Registrable Notes pursuant to the provisions of this Agreement and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**SEC**" shall mean the Securities and Exchange Commission.

"**Shelf Registration**" shall mean a registration effected pursuant to Section 2(b) hereof.

"**Shelf Registration Statement**" shall mean a "shelf" registration statement of the Operating Partnership and the Guarantors pursuant to the provisions of Section 2(b) of this Agreement which covers all of the Registrable Notes (but no other Notes unless approved by the Holders whose Registrable Notes are covered by such Shelf Registration Statement) on an appropriate form under Rule 415 under the 1933 Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**Subsidiary Guarantors**" shall mean each of (i) FelCor/CSS Holdings, L.P., a Delaware limited partnership, (ii) FelCor Lodging Holding Company, L.L.C., a Delaware limited liability company, (iii) FelCor TRS Borrower 4, L.L.C., a Delaware limited liability company, (iv) FelCor TRS Holdings, L.L.C., a Delaware limited liability company, (v) FelCor Canada Co., a Nova Scotia unlimited liability company, (vi) FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company, (vii) FelCor Copley Plaza, L.L.C., a Delaware limited liability company, (viii) FelCor St. Pete (SPE), L.L.C., a Delaware limited liability company, (ix) FelCor Esmeralda (SPE), L.L.C., a Delaware limited liability company, (x) Los Angeles International Airport Hotel Associates, a Texas limited partnership, (xi) Madison 237 Hotel, L.L.C., a Delaware limited liability company, (xii) Royalton 44 Hotel, L.L.C., a Delaware limited liability company, (xiii) FelCor Milpitas Owner, L.L.C., a Delaware limited liability company, (xiv) FelCor Baton Rouge Owner, L.L.C., a Delaware limited liability company, (xv) FelCor Dallas Love Field Owner, L.L.C., a Delaware limited liability company and (xvi) each other entity that becomes a Subsidiary Guarantor in accordance with the terms of the Indenture.

"**Trustee**" shall mean the trustee with respect to the Notes under the Indenture.

"**Underwritten Registration**" or "**Underwritten Offering**" shall mean a registration in which Registrable Notes are sold to an Underwriter (as hereinafter defined) for reoffering to the public.

2.   <u>Registration Under The 1933 Act</u>. (a) To the extent not prohibited by any applicable law or applicable interpretation of the Staff of the SEC, the Operating Partnership and the Guarantors shall cause to be filed after the Closing Date an Exchange Offer Registration Statement covering the offer by the Operating Partnership and the Guarantors to the Holders to exchange all of the Registrable Notes for Exchange Notes, use their commercially reasonable efforts to have such Registration Statement declared effective by the SEC, and to have such Exchange Offer Registration Statement remain effective until the closing of the Exchange Offer. The Operating Partnership and the Guarantors shall commence the Exchange Offer promptly after the Exchange Offer Registration Statement has been declared effective by the SEC and use their commercially reasonable efforts to have the Exchange Offer consummated not later than 180 days after the Closing Date. The Operating Partnership and the Guarantors shall commence the Exchange Offer by mailing the related exchange offer Prospectus and accompanying documents to each Holder stating, in addition to such other disclosures as are required by applicable law:

> (i)   that the Exchange Offer is being made pursuant to this Agreement and that all Registrable Notes validly tendered will be accepted for exchange;

> (ii)   the dates of acceptance for exchange (which shall be a period of at least 20 business days from the date such notice is mailed) (the "**Exchange Dates**");

> (iii)   that any Registrable Note not tendered will remain outstanding and continue to accrue interest in accordance with the terms of the Notes, but will not retain any rights under this Agreement;

> (iv)   that Holders electing to have a Registrable Note exchanged pursuant to the Exchange Offer will be required to surrender such Registrable Note, together with the enclosed letters of transmittal, to the institution and at the address located in the Borough of Manhattan, The City of New York, specified in the notice prior to the close of business on the last Exchange Date; and

> (v)   that Holders will be entitled to withdraw their election, not later than the close of business on the last Exchange Date, by sending to the institution and at the address located in the Borough of Manhattan, The City of New York, specified in the notice a telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Registrable Notes delivered for exchange and a statement that such Holder is withdrawing his election to have such Notes exchanged.

As soon as practicable after the last Exchange Date, the Operating Partnership shall:

(i)   accept for exchange Registrable Notes or portions thereof tendered and not validly withdrawn pursuant to the Exchange Offer; and

(ii)   deliver, or cause to be delivered, to the Registrar for cancellation all Registrable Notes or portions thereof so accepted for exchange by the Operating Partnership and issue, and cause the Trustee or the authenticating agent to promptly authenticate and mail to each Holder, an Exchange Note equal in principal amount to the principal amount of the Registrable Notes surrendered by such Holder.

The Operating Partnership and the Guarantors shall use their commercially reasonable efforts to complete the Exchange Offer as provided above and shall comply with the applicable requirements of the 1933 Act, the 1934 Act and other applicable laws and regulations in connection with the Exchange Offer. The Exchange Offer shall not be subject to any conditions, other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the Staff of the SEC. The Operating Partnership shall inform the Initial Purchasers, if requested by the Initial Purchasers, of the names and addresses of the Holders to whom the Exchange Offer is made, and the Initial Purchasers shall have the right, subject to applicable law, to contact such Holders and otherwise facilitate the tender of Registrable Notes in the Exchange Offer.

(b)   In the event that (i) the Operating Partnership determines that the Exchange Offer Registration provided for in Section 2(a) above is not available or may not be consummated as soon as practicable after the last Exchange Date because it would violate applicable law or the applicable interpretations of the Staff of the SEC, (ii) the Exchange Offer is not for any other reason consummated on or prior to 180 days after the Closing Date, or (iii) in the opinion of counsel for the Initial Purchasers a Registration Statement must be filed and a Prospectus must be delivered by the Initial Purchasers in connection with any offering or sale of Registrable Notes, the Operating Partnership and the Guarantors shall cause to be filed as soon as practicable after such determination, date or notice of such opinion of counsel is given to the Operating Partnership, a Shelf Registration Statement providing for the sale by the Holders of all of the Registrable Notes and use their commercially reasonable efforts to have such Shelf Registration Statement declared effective by the SEC. In the event the Operating Partnership and the Guarantors are required to file a Shelf Registration Statement solely as a result of the matters referred to in clause (iii) of the preceding sentence, the Operating Partnership and the Guarantors shall file and use their commercially reasonable efforts to have declared effective by the SEC both an Exchange Offer Registration Statement pursuant to Section 2(a) with respect to all Registrable Notes and a Shelf Registration Statement (which may be a combined Registration Statement with the Exchange Offer Registration Statement) with respect to offers and sales of Registrable Notes held by the Initial Purchasers after completion of the Exchange Offer. The Operating Partnership and the Guarantors agree to use their commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the date that is one year after

the first date on which such Shelf Registration Statement becomes effective or such earlier date when all of the Registrable Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Operating Partnership and the Guarantors further agree to supplement or amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Operating Partnership and the Guarantors for such Shelf Registration Statement or by the 1933 Act or by any other rules and regulations thereunder for shelf registration or if reasonably requested by a Holder with respect to information relating to such Holder, and to use its commercially reasonable efforts to cause any such amendment to become effective and such Shelf Registration Statement to become usable as soon as thereafter practicable. The Operating Partnership agrees to furnish to the Holders of Registrable Notes copies of any such supplement or amendment promptly after its being used or filed with the SEC.

(c)   The Operating Partnership and the Guarantors shall pay all Registration Expenses in connection with the registration pursuant to Section 2(a) or Section 2 (b). Each Holder shall pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such Holder's Registrable Notes pursuant to the Shelf Registration Statement.

(d)   An Exchange Offer Registration Statement pursuant to Section 2 (a) hereof or a Shelf Registration Statement pursuant to Section 2(b) hereof will not be deemed to have become effective unless it has been declared effective by the SEC; *provided*, *however*, that, if, after it has been declared effective, the offering of Registrable Notes pursuant to a Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement will be deemed not to have become effective during the period of such interference until the offering of Registrable Notes pursuant to such Registration Statement may legally resume. As provided for in the Indenture, in the event that the Exchange Offer is not consummated, and if a Shelf Registration Statement is required hereby, the Shelf Registration Statement is not declared effective on or prior to 180 days after the Closing Date, the interest rate on the Notes (and the Exchange Notes) will increase by 0.5% per annum until the Exchange Offer is consummated or a Shelf Registration Statement is declared effective.

(e)   Without limiting the remedies available to the Initial Purchasers and the Holders, the Operating Partnership and the Guarantors acknowledge that any failure to comply with their respective obligations under Section 2(a) and Section 2(b) hereof may result in material irreparable injury to the Initial Purchasers or the Holders for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Initial Purchasers or any Holder may obtain such relief as may be required to specifically enforce the respective obligations of the Operating Partnership and the Guarantors under Section 2(a) and Section 2(b) hereof.

3.   Registration Procedures. In connection with the obligations of the Operating Partnership and the Guarantors with respect to the Registration Statements pursuant to

Section 2(a) and Section 2(b) hereof, the Operating Partnership and the Guarantors shall as expeditiously as possible:

     (a)   prepare and file with the SEC a Registration Statement on the appropriate form under the 1933 Act, which form (x) shall be selected by the Operating Partnership and (y) shall, in the case of a Shelf Registration, be available for the sale of the Registrable Notes by the selling Holders thereof and (z) shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective in accordance with Section 2 hereof;

     (b)   prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for the applicable period and cause each Prospectus to be supplemented by any required prospectus supplement and, as so supplemented, to be filed pursuant to Rule 424 under the 1933 Act; to keep each Prospectus current during the period described under Section 4(3) and Rule 174 under the 1933 Act that is applicable to transactions by brokers or dealers with respect to the Registrable Notes or Exchanges Notes;

     (c)   in the case of a Shelf Registration, furnish to each Holder of Registrable Notes, to counsel for the Initial Purchasers, to counsel for the Holders and to each Underwriter of an Underwritten Offering of Registrable Notes, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as such Holder or Underwriter may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Notes; and the Operating Partnership and the Guarantors consent to the use of such Prospectus and any amendment or supplement thereto in accordance with applicable law by each of the selling Holders of Registrable Notes and any such Underwriters in connection with the offering and sale of the Registrable Notes covered by and in the manner described in such Prospectus or any amendment or supplement thereto in accordance with applicable law;

     (d)   use their commercially reasonable efforts to register or qualify the Registrable Notes under all applicable state securities or "blue sky" laws of such jurisdictions as any Holder of Registrable Notes covered by a Registration Statement shall reasonably request in writing by the time the applicable Registration Statement is declared effective by the SEC, to cooperate with such Holders in connection with any filings required to be made with the FINRA and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in each such jurisdiction of such Registrable Notes owned by such Holder; *provided*, *however*, that none of the Operating Partnership or any Guarantor shall be required to (i) qualify as a foreign corporation or as a broker or dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d),

(ii) file any general consent to service of process or (iii) subject itself to taxation in any such jurisdiction that it is already not so subject;

(e)   in the case of a Shelf Registration, notify each Holder of Registrable Notes, counsel for the Holders and counsel for the Initial Purchasers promptly and, if requested by any such Holder or counsel, confirm such advice in writing (i) when such Registration Statement has become effective and when any post-effective amendment thereto has been filed and becomes effective, (ii) of any request by the SEC or any state securities authority for amendments and supplements to such Registration Statement and Prospectus or for additional information after such Registration Statement has become effective, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (iv) if, between the effective date of such Registration Statement and the closing of any sale of Registrable Notes covered thereby, the representations and warranties of the Operating Partnership and the Guarantors contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in any material respect or if the Operating Partnership receives any notification with respect to the suspension of the qualification of the Registrable Notes for sale in any jurisdiction or the initiation of any proceeding for such purpose, (v) of the happening of any event during the period a Shelf Registration Statement is effective such that such Registration Statement or the related Prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make statements therein not misleading and (vi) of any determination by the Operating Partnership and the Guarantors that a post-effective amendment to such Registration Statement would be appropriate;

(f)   make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment and provide immediate notice to each Holder of the withdrawal of any such order;

(g)   in the case of a Shelf Registration, furnish to each Holder of Registrable Notes, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

(h)   in the case of a Shelf Registration, cooperate with the selling Holders of Registrable Notes to facilitate the timely preparation and delivery of certificates representing Registrable Notes to be sold and not bearing any restrictive legends and enable such Registrable Notes to be in such denominations (consistent with the provisions of the Indenture) and registered in such names as the selling Holders may reasonably request at least one business day prior to the closing of any sale of Registrable Notes;

(i)   in the case of a Shelf Registration, upon the occurrence of any event contemplated by Section 3(e)(v) or (vi) hereof, use its commercially reasonable efforts to prepare and file with the SEC a supplement or post-effective amendment to a Registration

Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Notes, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Operating Partnership and the Guarantors agree to notify the Holders to suspend use of the Prospectus as promptly as practicable after the occurrence of such an event, and the Holders hereby agree to suspend use of the Prospectus upon receipt of such notice until the Operating Partnership and the Guarantors have amended or supplemented the Prospectus to correct such misstatement or omission;

(j)	a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus after initial filing of a Registration Statement, provide copies of such document to the Initial Purchasers and their counsel, upon request, (and, in the case of a Shelf Registration Statement, the Holders and their counsel) and make such of the representatives of the Operating Partnership and the Guarantors as shall be reasonably requested by the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) available for discussion of such document, and shall not at any time file or make any amendment to the Registration Statement, any Prospectus or any amendment of or supplement to a Registration Statement or a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus, of which the Initial Purchasers and their counsel (and, in the case of a Shelf Registration Statement, the Holders and their counsel) shall not have previously been advised and furnished a copy or to which the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) shall reasonably object;

(k)	cause the Indenture to be qualified under the Trust Indenture Act of 1939, as amended (the "**TIA**"), in connection with the registration of the Exchange Notes or Registrable Notes, as the case may be, cooperate with the Trustee and the Holders to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the TIA and execute, and use its commercially reasonable efforts to cause the Trustee to execute, all documents as may be required to effect such changes and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner;

(l)	in the case of a Shelf Registration, make available for inspection by a representative of the Holders of the Registrable Notes, any Underwriter participating in any disposition pursuant to such Shelf Registration Statement, and attorneys and accountants designated by the Holders, at reasonable times and in a reasonable manner, all financial and other records, pertinent documents and properties of the Company, the Operating Partnership and their subsidiaries, and cause the respective officers, directors and employees of the Operating Partnership and the Guarantors to supply all information

reasonably requested by any such representative, Underwriter, attorney or accountant in connection with a Shelf Registration Statement;

(m)   in the case of a Shelf Registration, use their commercially reasonable efforts to cause all Registrable Notes to be listed on any securities exchange or any automated system on which similar securities issued by the Operating Partnership or the Guarantors are then listed if requested by the Majority Holders, to the extent such Registrable Notes satisfy applicable listing requirements;

(n)   use their commercially reasonable efforts to cause the Exchange Notes or Registrable Notes, as the case may be, to be rated by two nationally recognized statistical rating organizations (as such term is defined in Rule 436(g)(2) under the 1933 Act);

(o)   if reasonably requested by any Holder of Registrable Notes covered by a Registration Statement in order to accurately reflect information regarding such Holder or such Holder's plan of distribution as required by such Registration Statement, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such required information with respect to such Holder as such Holder reasonably requests to be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Operating Partnership has received notification of the matters to be incorporated in such filing; and

(p)   in the case of a Shelf Registration, use their commercially reasonable efforts to enter into such customary agreements and take all such other actions in connection therewith (including those requested by the Holders of a majority of the Registrable Notes being sold) in order to expedite or facilitate the disposition of such Registrable Notes including, but not limited to, an Underwritten Offering and in such connection, (i) to the extent possible, make such representations and warranties to the Holders and any Underwriters of such Registrable Notes with respect to the business of the Company, the Operating Partnership and their subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in Underwritten Offerings (but in no event more onerous to the Company, the Operating Partnership and the Subsidiary Guarantors than those contained in the Purchase Agreement), and confirm the same if and when requested, (ii) obtain opinions of counsel to the Company, the Operating Partnership and the Subsidiary Guarantors (which counsel and opinions, in form, scope and substance, shall be reasonably satisfactory to the Holders and such Underwriters and their respective counsel) addressed to each selling Holder and Underwriter of Registrable Notes covering the matters customarily covered in opinions requested in Underwritten Offerings (but in no event more onerous to the Company, the Operating Partnership and the Subsidiary Guarantors than those opinions required in the Purchase Agreement), (iii) obtain "cold comfort" letters from the independent certified public accountants of the Company and the Operating Partnership (and, if necessary, any other certified public accountant of any subsidiary of the Company or the Operating Partnership, or of any business acquired by

the Company or the Operating Partnership for which financial statements and financial data are or are required to be included in the Registration Statement) addressed to each selling Holder and Underwriter of Registrable Notes, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with Underwritten Offerings, and (iv) deliver such documents and certificates as may be reasonably requested by the Holders of a majority in principal amount of the Registrable Notes being sold or the Underwriters, and which are customarily delivered in Underwritten Offerings, to evidence the continued validity of the representations and warranties of the Company, the Operating Partnership and the Subsidiary Guarantors made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in an underwriting agreement.

In the case of a Shelf Registration Statement, the Operating Partnership may require each Holder of Registrable Notes to furnish to the Operating Partnership such information regarding such Holder and the proposed distribution by such Holder of such Registrable Notes as the Operating Partnership may from time to time reasonably request in writing.

In the case of a Shelf Registration Statement, each Holder agrees that, upon receipt of any notice from the Operating Partnership of the happening of any event of the kind described in Section 3(e)(v) or (vi) hereof, such Holder will forthwith discontinue disposition of Registrable Notes pursuant to a Registration Statement until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(i) hereof, and, if so directed by the Operating Partnership, such Holder will deliver to the Operating Partnership (at its expense) all copies in its possession, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Notes current at the time of receipt of such notice. The Operating Partnership may suspend the availability of any Shelf Registration Statement for not more than two times during any 365 day period and any such suspensions may not exceed 30 days for each suspension. If the Operating Partnership shall give any such notice to suspend the disposition of Registrable Notes pursuant to a Registration Statement, the Operating Partnership and the Guarantors shall extend the period during which the Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date when the Operating Partnership and the Guarantors shall have made available to the Holders copies of the supplemented or amended Prospectus necessary to resume such dispositions.

The Holders of Registrable Notes covered by a Shelf Registration Statement who desire to do so may sell such Registrable Notes in an Underwritten Offering; *provided* that the Company, the Operating Partnership and the Subsidiary Guarantors shall be required to use their commercially reasonable efforts to make an Underwritten Offering only upon the request of Holders of at least 25% of the Registrable Notes outstanding at the time such request is delivered to the Operating Partnership. In the case of any Underwritten Offering, the Operating Partnership shall (x) provide written notice to the Holders of all Registrable Notes of such Underwritten Offering at least 30 days prior to the filing of a prospectus for such Underwritten Offering, (y) specify a date, which shall be no earlier than 10 days following the date of such

notice, by which each such Holder must inform the Operating Partnership of its intent to participate in such Underwritten Offering and (z) include reasonable procedures that are customary to underwritten offerings of the type contemplated herein that such Holder must follow in order to participate in such Underwritten Offering. In any such Underwritten Offering, the investment banker or investment bankers and manager or managers (each, an "**Underwriter**" and, collectively, the "**Underwriters**") that will administer the offering will be selected by the Majority Holders of the Registrable Notes included in such offering and shall be approved by the Operating Partnership, which approval shall not be unreasonably withheld.

4.   Participation of Broker-Dealers In Exchange Offer. (a) The Staff of the SEC has taken the position that any broker-dealer that receives Exchange Notes for its own account in the Exchange Offer in exchange for Notes that were acquired by such broker-dealer as a result of market-making or other trading activities (a "**Participating Broker-Dealer**"), may be deemed to be an "underwriter" within the meaning of the 1933 Act and must deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such Exchanges Notes.

The Operating Partnership and the Guarantors understand that it is the Staff's position that if the Prospectus contained in the Exchange Offer Registration Statement includes a plan of distribution containing a statement to the above effect and the means by which Participating Broker-Dealers may resell the Exchange Notes, without naming the Participating Broker-Dealers or specifying the amount of Exchange Notes owned by them, such Prospectus may be delivered by Participating Broker-Dealers to satisfy their prospectus delivery obligation under the 1933 Act in connection with resales of Exchange Notes for their own accounts, so long as the Prospectus otherwise meets the requirements of the 1933 Act.

(b)   In light of the above, notwithstanding the other provisions of this Agreement, the Operating Partnership and the Guarantors agree that the provisions of this Agreement as they relate to a Shelf Registration shall also apply to an Exchange Offer Registration to the extent, and with such reasonable modifications thereto as may be, reasonably requested by the Initial Purchasers or by one or more Participating Broker-Dealers, in each case as provided in clause (ii) below, in order to expedite or facilitate the disposition of any Exchange Notes by Participating Broker-Dealers consistent with the positions of the Staff recited in Section 4(a) above; *provided* that:

(i)   None of the Company, the Operating Partnership or any Subsidiary Guarantor shall be required to amend or supplement the Prospectus contained in the Exchange Offer Registration Statement, as would otherwise be contemplated by Section 3(i), for a period exceeding 180 days after the last Exchange Date (as such period may be extended pursuant to the penultimate paragraph of Section 3 of this Agreement) and Participating Broker-Dealers shall not be authorized by the Operating Partnership or the Guarantors to deliver and shall not deliver such Prospectus after such period in connection with the resales contemplated by this Section 4; and

13

(ii)   the application of the Shelf Registration procedures set forth in Section 3 of this Agreement to an Exchange Offer Registration, to the extent not required by the positions of the Staff of the SEC or the 1933 Act and the rules and regulations thereunder, will be in conformity with the reasonable request to the Operating Partnership by the Initial Purchasers or with the reasonable request in writing to the Operating Partnership by one or more broker-dealers who certify to the Initial Purchasers, the Operating Partnership and the Guarantors in writing that they anticipate that they will be Participating Broker-Dealers; and *provided further* that, in connection with such application of the Shelf Registration procedures set forth in Section 3 to an Exchange Offer Registration, the Operating Partnership and the Guarantors shall be obligated (x) to deal only with one entity representing the Participating Broker-Dealers, which shall be J.P. Morgan Securities LLC unless it elects not to act as such representative, (y) to pay the fees and expenses of only one counsel representing the Participating Broker-Dealers, which shall be counsel to the Initial Purchasers unless such counsel elects not to so act and (z) to cause to be delivered only one, if any, "cold comfort" letter with respect to the Prospectus in the form existing on the last Exchange Date and with respect to each subsequent amendment or supplement, if any, effected during the period specified in clause (i) above.

(c)   The Initial Purchasers shall have no liability to the Company, the Operating Partnership or the Subsidiary Guarantors or any Holder with respect to any request that it may make pursuant to Section 4(b) above.

5.   <u>Indemnification and Contribution</u>. (a) The Company, the Operating Partnership and each Subsidiary Guarantor, jointly and severally, agree to indemnify and hold harmless each Initial Purchaser, each Holder and each person, if any, who controls any Initial Purchaser or any Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, or is under common control with, or is controlled by, any Initial Purchaser or any Holder, from and against all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by any Initial Purchaser, any Holder or any such controlling or affiliated person in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Exchange Notes or Registrable Notes were registered under the 1933 Act, including all documents incorporated therein by reference, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or caused by any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented if the Operating Partnership and the Guarantors shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Initial Purchaser or any Holder furnished to the Operating Partnership and the Guarantors in writing by such Initial

Purchaser or such Holder expressly for use therein. In connection with any Underwritten Offering permitted by Section 3, the Company, the Operating Partnership and each Subsidiary Guarantor will also indemnify the Underwriters, if any, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders, if requested in connection with any Registration Statement.

(b)   Each Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, the Operating Partnership, the Subsidiary Guarantors, the Initial Purchasers and the other selling Holders, and each of their respective directors, officers who sign the Registration Statement and each person, if any, who controls the Company, the Operating Partnership, the Subsidiary Guarantors, the Initial Purchasers and any other selling Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act to the same extent as the foregoing indemnity from the Company, the Operating Partnership and each Subsidiary Guarantor to the Initial Purchasers and the Holders, but only with reference to information relating to such Holder furnished to the Company and the Operating Partnership in writing by such Holder expressly for use in any Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto).

(c)   In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either paragraph (a) or paragraph (b) above, such person (the "**indemnified party**") shall promptly notify the person against whom such indemnity may be sought (the "**indemnifying party**") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party does not, within a reasonable period of time after request of such indemnified party, retain counsel to represent such indemnified party. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (A) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for the Initial Purchasers and all persons, if any, who control the Initial Purchasers within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, (B) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, the Operating Partnership, the Subsidiary Guarantors, their respective directors and officers who sign the Registration Statement and each person, if any, who controls the Company, the Operating Partnership and the Subsidiary Guarantors within the meaning of either such Section and (C) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Holders and all persons, if any, who control any Holders within the

15

meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In such case involving the Initial Purchasers and persons who control the Initial Purchasers, such firm shall be designated in writing by J.P. Morgan Securities LLC. In such case involving the Holders and such persons who control Holders, such firm shall be designated in writing by the Majority Holders. In all other cases, such firm shall be designated by the Operating Partnership. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but, if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party for such fees and expenses of counsel in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which such indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (A) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (B) does not include any statements as to an admission of fault, culpability or failure to act by or on behalf of any indemnified party.

(d)   If the indemnification provided for in paragraph (a) or paragraph (b) of this Section 5 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company, the Operating Partnership, the Subsidiary Guarantors and the Holders shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Operating Partnership and the Subsidiary Guarantors or by the Holders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Holders' respective obligations to contribute pursuant to this Section 5(d) are several in proportion to the respective number of Registrable Notes of such Holder that were registered pursuant to a Registration Statement.

(e)   The Company, the Operating Partnership, the Subsidiary Guarantors and each Holder agree that it would not be just or equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation that

16

does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5, no Holder shall be required to indemnify or contribute any amount in excess of the amount by which the total price at which Registrable Notes were sold by such Holder exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

The indemnity and contribution provisions contained in this Section 5 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Initial Purchaser, any Holder or any person controlling any Initial Purchaser or any Holder, or by or on behalf of the Company, the Operating Partnership, the Subsidiary Guarantors, their respective officers or directors or any person controlling the Company, the Operating Partnership or the Subsidiary Guarantors, (iii) acceptance of any of the Exchange Notes and (iv) any sale of Registrable Notes pursuant to a Shelf Registration Statement.

6.   Miscellaneous.

(a)   No Inconsistent Agreements. None of the Company, the Operating Partnership or the Subsidiary Guarantors has entered into, and on or after the date of this Agreement will enter into, any agreement which is inconsistent with the rights granted to the Holders of Registrable Notes in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of the other issued and outstanding securities of the Company, the Operating Partnership and the Subsidiary Guarantors under any such agreements.

(b)   Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Operating Partnership has obtained the written consent of Holders of at least a majority in aggregate principal amount of the outstanding Registrable Notes affected by such amendment, modification, supplement, waiver or consent; provided, however, that no amendment, modification, supplement, waiver or consents to any departure from the provisions of Section 5 hereof shall be effective as against any Holder of Registrable Notes unless consented to in writing by such Holder.

(c)   Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, facsimile or any courier guaranteeing overnight delivery (i) if to a Holder, at the most current address given by such Holder to the Operating Partnership by means of a notice given in accordance with the provisions of this Section 6(d), which address initially is, with respect to the Initial Purchasers, the address set forth in the Purchase Agreement; and (ii) if to the Company, the Operating Partnership or the Subsidiary Guarantors initially at the Operating Partnership's address set forth in the Purchase Agreement and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 6(d).

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when receipt is confirmed, if faxed; and on the next business day if timely delivered to an air courier guaranteeing overnight delivery.

Copies of all such notices, demands, or other communications shall be concurrently delivered by the person giving the same to the Trustee, at the address specified in the Indenture.

(d)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent Holders; *provided* that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Notes in violation of the terms of the Purchase Agreement. If any transferee of any Holder shall acquire Registrable Notes, in any manner, whether by operation of law or otherwise, such Registrable Notes shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Notes such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof. The Initial Purchasers (in their capacity as Initial Purchasers) shall have no liability or obligation to the Company, the Operating Partnership or the Subsidiary Guarantors with respect to any failure by a Holder to comply with, or any breach by any Holder of, any of the obligations of such Holder under this Agreement.

(e)   Purchases and Sales of Notes. The Company shall not, and shall use its commercially reasonable efforts to cause its affiliates (as defined in Rule 405 under the 1933 Act) not to, purchase and then resell or otherwise transfer any Notes other than Notes acquired and cancelled.

(f)   Third Party Beneficiary. The Holders shall be third party beneficiaries to the agreements made hereunder between the Company, the Operating Partnership and the Subsidiary Guarantors, on the one hand, and the Initial Purchasers, on the other hand, and shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights or the rights of Holders hereunder.

(g)   Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed

shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(h)   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i)   Governing Law. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

(j)   Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

FELCOR LODGING TRUST INCORPORATED

By: /s/ Bianca Sandoval Green
     Name: Bianca Sandoval Green
     Title: Vice President and Associate General Counsel

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated, General Partner

By: /s/ Bianca Sandoval Green
     Name: Bianca Sandoval Green
     Title: Vice President and Associate General Counsel

FELCOR CANADA CO.

FELCOR/CSS HOLDINGS, L.P.

    By: FelCor/CSS Hotels, L.L.C.,
        General Partner

FELCOR COPLEY PLAZA, L.L.C.

FELCOR ESMERALDA (SPE), L.L.C.

FELCOR HOTEL ASSET COMPANY, L.L.C.

FELCOR LODGING HOLDING COMPANY, L.L.C.

FELCOR ST. PETE (SPE), L.L.C.

FELCOR TRS BORROWER 4, L.L.C.

FELCOR TRS HOLDINGS, L.L.C.

LOS ANGELES INTERNATIONAL AIRPORT HOTEL
ASSOCIATES, A TEXAS LIMITED PARTNERSHIP

    By: FelCor/LAX Holdings, L.P.,
        General Partner

        By: FelCor/LAX Hotels, L.L.C.,
                 General Partner

    By: /s/ Bianca Sandoval Green
        Name: Bianca Sandoval Green
        Title: Vice President and Associate General
              Counsel

MADISON 237 HOTEL, L.L.C.

ROYALTON 44 HOTEL, L.L.C.

FELCOR MILPITAS OWNER, L.L.C.

FELCOR BATON ROUGE OWNER, L.L.C.

FELCOR DALLAS LOVE FIELD OWNER, L.L.C.

By: /s/ Bianca Sandoval Green

Name: Bianca Sandoval Green
Title: Vice President and Associate General Counsel

The foregoing Registration Rights Agreement is hereby confirmed and accepted as of the date hereof by:

J.P. MORGAN SECURITIES LLC

For itself and on behalf of the several Initial Purchasers listed on Schedule A hereto

By: /s/ Kenneth A. Lang
       Name: Kenneth A. Lang
       Title: Managing Director

Schedule A

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Scotia Capital (USA) Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Credit Suisse Securities (USA) LLC

Fifth Third Securities, Inc.

REGISTRATION RIGHTS AGREEMENT JOINDER AGREEMENT

[   ], 2012

Reference is hereby made to the Registration Rights Agreement, dated as of December 17, 2012 (the "Registration Rights Agreement"), by and among FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership (the "**Operating Partnership**"), FELCOR LODGING TRUST INCORPORATED, a Maryland corporation (the "**Company**"), the Subsidiary Guarantors (as defined therein) and J.P. Morgan Securities LLC on its own behalf and as representative of the other Initial Purchasers named in Schedule A thereto (collectively, the "**Initial Purchasers**") relating to the Operating Partnership's 5.625% Senior Secured Notes due 2023 (the "Securities"). Unless otherwise defined herein, terms defined in the Registration Rights Agreement and used herein shall have the meanings given them in the Registration Rights Agreement.

1. <u>Joinder of the Guarantor</u>. The undersigned hereby absolutely, unconditionally and irrevocable agrees as a Subsidiary Guarantor to become bound by the terms, conditions and other provisions of the Registration Rights Agreement with all attendant rights, duties and obligations stated therein, with the same force and effect as if originally named as " Subsidiary Guarantor" therein and as if such party executed the Registration Rights Agreement on the date thereof.

2. <u>Representations</u>. Each of the undersigned hereby, jointly and severally, represents and warrants that this Joinder Agreement has been duly authorized, executed and delivered and constitutes the valid and binding obligation of each of the undersigned, enforceable against each in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity.

3. <u>Governing Law</u>. This Joinder Agreement and any claim, controversy or dispute arising under or related to this Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York.

4. <u>Counterparts</u>. This Joinder Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

5. <u>Amendments</u>. No amendment or waiver of any provision of this Joinder Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

6. <u>Headings</u>. The headings in this Joinder Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Joinder Agreement as of the date first written above.

[Post-Closing Guarantors]

By: _____
      Name:
      Title:

Acknowledged By:

By: J.P. Morgan Securities LLC

By: _____
      Name:
      Title:

Acting on behalf of itself
and as the Representative of
the several Initial Purchasers

Exhibit 10.1

PLEDGE AGREEMENT

This **PLEDGE AGREEMENT** (this "Agreement"), dated as of December 17, 2012, by FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership (the "Partnership" or the "Assignor"), in favor of U.S. BANK NATIONAL ASSOCIATION, in its capacity as Collateral Agent for the Secured Parties (as defined below) (the "Assignee").

WHEREAS, the Assignor is the legal and beneficial owner of the ownership interests of those certain Subsidiaries (each a "Subsidiary" and collectively, the "Subsidiaries") more particularly described on Exhibit A attached hereto (the "Subsidiary Ownership Interests");

WHEREAS, the Partnership, FelCor, U.S. Bank National Association, as trustee (the "Trustee") and as collateral agent (the "Collateral Agent"), have entered into that certain Indenture dated as of December 17, 2012 (the "Indenture"), with respect to the Partnership's 5.625% Senior Secured Notes due 2023 (together with any additional Notes issued pursuant to the Indenture from time to time and the Exchange Notes (as such term is defined in the Indenture), collectively, the "Notes");

WHEREAS, it is a requirement under the Indenture that the Assignor execute and deliver to the Assignee a pledge agreement in substantially the form hereof so that the Notes and related guarantees issued under the Indenture shall be secured by the Collateral (as defined below) that is granted to secure the Secured Obligations (as defined below) under the Indenture; and

WHEREAS, the Assignor and FelCor Lodging Trust Incorporated, a Maryland corporation ("FelCor" and together with the Assignor, the "Companies"), are part of a group of related companies, and the Assignor has received and/or expects to receive substantial direct and indirect benefits from the proceeds from the offering and sale of the Notes (which benefits are hereby acknowledged);

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS.

All terms not specifically defined herein, which terms are defined in the Uniform Commercial Code as in effect in the State of New York, shall have the meanings assigned to them therein. The following terms shall have the following meanings herein:

Assigned Interests. See § 2.1 hereof.

Assignee. See preamble.

Assignor. See preamble.

Assignor Organizational Documents. The charter, partnership agreement or other constitutive documents of the Assignor.

Business Day. Any day on which banks are open for business in New York, New York.

Cash Collateral. See § 4.2.

Cash Collateral Account. See § 4.2.

Collateral. The Assigned Interests, the Cash Collateral, the Cash Collateral Account, and all other property now or hereafter pledged or assigned to the Assignee by the Assignor hereunder, and all income therefrom, increases therein and proceeds thereof.

Collateral Agent. See recitals.

Collateral Documents. As defined in the Indenture.

Companies. See recitals.

Event of Default. As defined in the Indenture.

FelCor. See preamble.

Indenture. See recitals.

Issuer Partnership Agreement. The Second Amended and Restated Agreement of Limited Partnership dated as of December 31, 2001, as amended by Addendum No. 1 (and the annexes thereto), Addendum No. 2, Addendum No. 3, Addendum No. 4, First Amendment dated as of April 1, 2002, Second Amendment dated as of August 31, 2002, Third Amendment dated as of October 1, 2002, Fourth Amendment dated as of July 1, 2003, Fifth Amendment dated as of April 2, 2004, Sixth Amendment dated as of August 23, 2004, Seventh Amendment dated as of April 7, 2005, and Eighth Amendment dated as of August 30, 2005, as the same may be further amended or amended and restated from time to time.

Noteholders. As defined in the Indenture.

Partnership. See preamble.

Secured Obligations. (i) all obligations, liabilities and indebtedness (including, without limitation, principal, premium, interest (including, without limitation, all interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of the Company or the Assignor at the rate provided for in the respective documentation, whether or not such claim for post-petition interest is allowed in any such proceeding)) owing to the Collateral Agent, the Trustee and the Noteholders, pursuant to the Notes, under the Indenture, the Notes and the Collateral Documents and the due performance and compliance by the Companies and the Assignor with all of the terms, conditions and agreements contained in the Notes, the Indenture and the Collateral Documents, as applicable; (ii) any and all sums advanced by the Collateral Agent in accordance with the Indenture or any of the Collateral Documents in order to preserve the Collateral or preserve its security interest in the Collateral; and (iii) in the event of any proceedings for the collection or enforcement of any indebtedness, obligations, or liabilities of the Companies and the Assignor referred to in clause (i) above, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Collateral Agent of its rights hereunder, together with reasonable attorneys' fees and court costs.

Secured Parties. The Collateral Agent, the Trustee and the Noteholders.

Subsidiary. See preamble.

Subsidiary Assignor. See preamble.

Subsidiary Organizational Documents. The charter, bylaws, partnership agreements or other constitutive documents of each Subsidiary listed on Exhibit A whose ownership interests are being pledged under this Agreement.

Subsidiary Ownership Interests. See recitals.

Time Deposits. See § 4.2.

Trustee. See recitals.

2. **PLEDGE.**

2.1.   Grant of Security Interest. The Assignor hereby pledges, grants a security interest in, mortgages, and collaterally assigns and transfers to the Assignee, for the benefit of the Secured Parties, as security for the payment and performance in full when due of all of the Secured Obligations, all the right, title and interest of the Assignor in and to the Subsidiary Ownership Interests listed opposite its name on Exhibit A, wherever located and whether now owned or hereafter acquired or arising, including, without limitation, (a) all payments or distributions, whether in cash, property or otherwise, at any time owing or payable to the Assignor on account of its interest as an equityholder, general partner, limited partner or member of the Subsidiary Ownership Interests, (b) all of the Assignor's rights and interests as an equityholder, general partner, limited partner or member of the Subsidiary Ownership Interests, including all voting rights and all rights to grant or withhold consents or approvals in its capacity as an equityholder, general partner, limited partner or member, (c) all rights as an equityholder, general partner, limited partner or member of access and inspection to and use of all books and records, including computer software and computer software programs, of the Subsidiaries, (d) all other rights, interests, property or claims to which the Assignor may be entitled in its capacity as an equityholder, general partner, limited partner or member of the Subsidiaries, and (e) all proceeds and products of any of the foregoing (all of the foregoing rights, title and interest described in the foregoing clauses (a) through (e) being herein referred to collectively as the "Assigned Interests").

2.2.   Pledge of Cash Collateral Account. The Assignor also hereby pledges and assigns to the Assignee, for the benefit of the Secured Parties, and grants to the Assignee, for the benefit of the Secured Parties, a security interest in, the Cash Collateral Account and all of the Cash Collateral, subject to the terms of this Agreement.

2.3.   Waiver of Certain Organizational Document Provisions. The Assignor irrevocably waives any and all provisions of the Subsidiary Organizational Documents that (a) prohibit, restrict, condition or otherwise affect the grant hereunder of any lien, security interest or encumbrance on any of the Collateral or any enforcement action which may be taken in respect of any such lien, security interest or encumbrance, or (b) otherwise conflict with the terms of this Agreement.

2.4.   Authorization to File Financing Statements. The Assignor hereby authorizes the Assignee, which shall have the right but not the obligation, to file in the applicable Uniform Commercial Code filing offices financing statements naming the Assignor as the debtor and indicating the Collateral as the collateral. Such financing statements may indicate some or all of the collateral on such financing statements, whether specifically or generally.

2.5.   Tender of Consents. The Assignor has tendered to the Assignee the consent of any other equityholder, general partner, limited partner or member of the Partnership or Subsidiary, as the case may be, deemed necessary or appropriate by the Assignee for the consummation of the transactions contemplated hereby.

2.6.   Delivery of Certificates. The certificates for the Subsidiary Ownership Interests, if any, accompanied by appropriate instruments of assignment thereof duly executed in blank by the Assignor, have been delivered to the Assignee.

2.7.   Additional Interests. In case the Assignor shall acquire any additional Subsidiary Ownership Interests (or any other ownership interests exchangeable for or convertible into Subsidiary Ownership Interests), whether by purchase, dividend, split or otherwise, then (i) such Subsidiary Ownership Interests shall automatically be subject to the pledge, assignment and security interest granted to the Assignee, for the benefit of the Secured Parties, under this Agreement and the Assigned Interests shall include such additional Subsidiary Ownership Interests and (ii) the Assignor shall deliver to the Assignee forthwith any certificates therefor, accompanied by appropriate instruments of assignment duly executed by the Assignor in blank, and the Assignee may update Exhibit A to reflect such additional Subsidiary Ownership Interests. In any event, on the last day of each fiscal quarter, the Assignor shall update Exhibit A to reflect the Subsidiary Ownership Interests then owned by the Assignor, and the Assignor and the Assignee shall make deliveries of the certificates for the Subsidiary Ownership Interests pledged under this Agreement so that such certificates are reconciled with such updated Exhibit A.

2.8.   Intercreditor Agreement. In the event that the Collateral Agent enters into any intercreditor agreement pursuant to the terms of the Indenture, the provisions of this Agreement will be subject to the provisions of such future intercreditor agreement.

2.9.   Limitation of Security Interest. (i) The Assigned Interests will constitute Collateral only to the extent that such Assigned Interests and other securities can secure the Notes without Rule 3-16 of Regulation S-X under the Securities Act of 1933 (or any other law, rule or regulation) requiring separate financial statements to be filed with the Securities and Exchange Commission (or any other governmental agency). In the event that Rule 3-16 of Regulation S-X under the Securities Act of 1933 requires or is amended, modified or interpreted by the Securities and Exchange Commission to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the Securities and Exchange Commission (or any other governmental agency) of separate financial statements due to the fact that such Assigned Interests and other securities secure the Notes, then the applicable Assigned Interests and other securities shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirement and only for so long as such financial statement requirement would otherwise have been applicable). In such event, this Agreement may be amended or modified, without the consent of any Noteholder, to the extent necessary to release the security interests in the applicable Assigned Interest and other securities that are so deemed to no longer constitute part of the Collateral. Notwithstanding the foregoing, the Assignor shall not take any action in the form of a reorganization, merger or other restructuring a principal purpose of which is to provide for the release of the security interest on any Assigned Interest pursuant to this Section 2.9.

(ii)   In the event that Rule 3-16 of Regulation S-X under the Securities Act of 1933 permits or is amended, modified or interpreted by the Securities and Exchange Commission to permit (or its replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such applicable Assigned Interest and other securities, which were excluded from Collateral pursuant to clause (i) above, to secure the Notes in excess of the amount then pledged without the filing with the Securities and Exchange Commission (or any other governmental agency) of separate financial statements, then the applicable Assigned Interest and other securities, which were excluded from Collateral pursuant to clause (i) above, shall automatically be deemed to be a part of the Collateral (but only to the extent that would not render them subject to any such financial statement requirement). In such event, this Agreement may

be amended or modified, without the consent of any Noteholder, to the extent necessary to subject to the security interests under the Collateral Documents such additional Assigned Interest and other securities.

2.10. **Filing; Further Assurances**.

(a) The Assignor shall, at its own expense, execute and deliver, and have registered, recorded and filed or re-recorded, re-filed and renewed, such instruments and documents in such manner and in such place or places, if any, as may be required by law in order fully to preserve, protect and effectuate the security interests granted by the Collateral Documents.

(b) The Assignor will do or cause to be done all acts and things which may be reasonably required, or which the Collateral Agent may reasonably request, to assure and confirm the Collateral Agent holds an enforceable and perfected first priority security interest in the Collateral, subject to Section 2.9 of this Agreement and Permitted Liens (as defined in the Indenture).

3. **REPRESENTATIONS, WARRANTIES AND COVENANTS OF ASSIGNOR.**

3.1. **Representations and Warranties.** The Assignor hereby represents and warrants to the Assignee as follows:

(a) (i) The Partnership is duly organized, validly existing, and in good standing under the laws of the State of Delaware and all other jurisdictions where the Partnership does business and the Issuer Partnership Agreement is in full force and effect.

(ii) Each Subsidiary is duly organized, validly existing, and in good standing under the laws of the state of its jurisdiction and all other jurisdictions where such Subsidiary does business; each Subsidiary Organizational Document is in full force and effect; and the Assigned Interests are validly issued and non-assessable.

(b) The Assignor has full right, power and authority to enter into this Agreement (including the provisions enabling the Assignee or its nominee, upon the occurrence of an Event of Default, to exercise the voting or other rights provided for herein), under the Assignor Organizational Documents and under applicable law, without the consent, approval or authorization of, or notice to, any other person, including any regulatory authority or any person having any interest in the Subsidiary Ownership Interests, as the case may be, other than any consents to this Agreement required to be given by any other equityholder, general partner, limited partner or member under the Assignor Organizational Documents, which consents, if any, have been duly received.

(c) The execution, delivery, and performance of this Agreement and the transactions contemplated hereby (i) have been duly authorized by all necessary partnership proceedings on behalf of the Assignor, (ii) do not conflict with or result in any breach or contravention of any applicable law, regulation, judicial order or decree to which the Assignor is subject, (iii) do not conflict with or violate any provision of the Assignor Organizational Documents, and (iv) do not violate, conflict with, constitute a default or event of default under, or result in any rights to accelerate or modify any obligations under any agreement, instrument, lease, mortgage or indenture to which the Assignor is party or subject, or to which any of its assets are subject.

(d) This Agreement has been duly executed and delivered by the Assignor and is the legal, valid, and binding obligation of the Assignor enforceable against it in accordance with the terms hereof except as enforceability is limited by bankruptcy, insolvency, reorganization,

moratorium, or other laws relating to or affecting generally the enforcement of creditors' rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any case or proceeding therefor may be brought.

(e)   The Assignor is the sole, direct, legal and beneficial owner of all Assigned Interests listed opposite its name on Exhibit A, and has good and marketable title thereto, free and clear of any lien, security interest, mortgage or other encumbrance, other than the liens and security interest granted to the Assignee hereunder; and the liens and security interests hereunder constitute valid and perfected first priority liens and security interests.

(f)   The Assignor's type and jurisdiction of organization and the Assignor's tax identification number and organizational identification number is set forth below the Assignor's signature to this Agreement. The Assignor's principal place of business, chief executive office, and the place where the Assignor records concerning the Collateral are kept is located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062.

(g)   The Assignor has no obligation to make any contribution, capital call or other payment to any of the Subsidiaries with respect to the Subsidiary Assigned Interests.

(h)   The copy of each Subsidiary Organizational Document delivered or made available to the Assignee is a true, correct and complete copy thereof, and no Subsidiary Organizational Document has been amended or modified in any respect, except for such amendments or modifications as are attached to the copy thereof delivered or made available to the Assignee.

(i)   No partnership interest or limited liability company interest of the Assignor in any Subsidiary that is a partnership or a limited liability company is a security governed by Article 8 of the Uniform Commercial Code of the jurisdiction in which such Subsidiary, as applicable, is organized.

3.2.   Covenants. The Assignor covenants to the Assignee as follows:

(a)   The Assignor will not permit or agree to any amendment or modification of the Subsidiary Organization Documents (except for ministerial or other non-substantive amendments or modifications) as in effect on the date hereof (or other governing document with respect to the Assigned Interests), or waive any rights or benefits under any of the Subsidiary Organization Documents (or such other governing documents), without the prior written consent of the Assignee, which consent may not be unreasonably withheld.

(b)   Except to the extent not permitted under the Indenture, the Collateral Documents or otherwise, without the prior written consent of the Assignee, the Assignor will not sell, dispose of or assign, beneficially or of record, or grant, create, permit or suffer any lien or encumbrance on, any of the Assigned Interests.

(c)   Except to the extent not permitted under the Indenture, the Collateral Documents or otherwise, without the prior written consent of the Assignee, the Assignor shall not cast any vote or give or grant any consent, waiver or ratification or take any other action which could reasonably be expected to (i) directly or indirectly authorize or permit the dissolution, liquidation or sale of any Subsidiary, whether by operation of law or otherwise, (ii) have the result of materially and adversely affecting any of the Assignee's rights under this Agreement, (iii) violate the terms of this Agreement

or the Indenture, (iv) have the effect of impairing the validity, perfection or priority of the security interest of the Assignee in any manner whatsoever, or (v) cause an Event of Default.

(d) The Assignor will comply in all material respects with all laws, regulations, judicial orders or decrees applicable to the Collateral or any portion thereof, and perform and observe its duties under the Subsidiary Organizational Documents applicable to it, with respect to the Assigned Interests.

(e) The Assignor will (i) keep and maintain at its own cost and expense at its principal place of business satisfactory and complete records of the Collateral including a record of all payments received and all other dealings of a material nature with the Collateral, and (ii) mark its books and records pertaining to the Collateral and its books and records kept in its jurisdiction of organization to evidence this Agreement and the liens and security interests granted hereby.

(f) The Assignor will pay promptly when due any taxes, assessments, and governmental charges or levies imposed upon the Collateral or in respect of its income or profits therefrom, as well as all claims of any kind except that no such charge need be paid if (i) the validity thereof is being diligently contested in good faith by appropriate proceedings; (ii) such proceedings do not involve any danger of the sale, forfeiture, or loss of any of the Collateral or any interest therein; and (iii) such charge is adequately reserved against.

(g) The Assignor will advise the Assignee promptly, in reasonable detail, of (i) any lien, charge, claim or other encumbrance made or asserted in writing against any of the Collateral; (ii) any material change in the composition of the Collateral; (iii) the occurrence of any other event or condition which to its knowledge would have a material effect on the validity, perfection or priority of the liens and security interests granted hereunder; and (iv) any bankruptcy or litigation case or proceeding relating to any of the Collateral.

(h) The Assignor will not (i) change its type or jurisdiction of organization or its organizational identification number, (ii) change its principal place of business or chief executive office or the location of the records concerning the Collateral without giving prior written notice to the Assignee and taking such actions as may be necessary or appropriate in the reasonable opinion of the Assignee duly to perfect and continue the perfection of the Assignee's first priority lien and security interest in the Collateral pursuant to the laws of any jurisdiction into which such place of business, chief executive office, or records is or are transferred, and (iii) change its name in any manner that might make any financing statement filed hereunder misleading or invalid unless the Assignor shall have notified the Assignee thereof and taken all such actions as may be necessary or appropriate in the reasonable opinion of the Assignee to make any financing statement filed in favor of the Assignee not misleading or invalid.

(i) The Assignor shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, the power and authority of the Assignor to own its property and carry on its business, the qualification of the Assignor to do business in its jurisdiction of organization, and the qualification of the Assignor to do business in each other jurisdiction where such qualification is necessary except where the failure so to qualify would not have a material adverse effect on the rights and interests of the Assignee hereunder or except as is not prohibited by the Indenture.

(j) Without the prior written consent of the Assignee, the Assignor will not cause or permit the partnership interest or limited liability company interest of the Assignor in any Subsidiary

that is a partnership or limited liability company to constitute a security governed by Article 8 of the Uniform Commercial Code of the jurisdiction in which such Subsidiary, as applicable, is organized. If any such partnership interest or such limited liability company interest at any time constitutes a security governed by Article 8 of the Uniform Commercial Code of the jurisdiction in which such Subsidiary is organized, the Assignor will, if it has not already done so, forthwith obtain an agreement from any such Subsidiary, in form and substance satisfactory to the Assignee, that any such Subsidiary will comply with instructions of the Assignee as to the Assigned Interests without further consent of the Assignor.

4. **RIGHTS OF ASSIGNEE.**

4.1.   Assignee Appointed Attorney-in-Fact. The Assignor hereby irrevocably constitutes and appoints the Assignee, its successors and assigns, its true and lawful attorney-in-fact, with full power and authority and with full power of substitution, at the expense of the Assignor, either in the Assignee's own name or in the name of the Assignor, at any time and from time to time, in each case as the Assignee in its sole discretion may determine (i) to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this Agreement and (ii) upon the occurrence and during the continuance of an Event of Default:

(a)   to take any action and execute any instruments that such attorney-in-fact may deem necessary or advisable to accomplish the purposes hereof;

(b)   to ask, demand, collect, receive, receipt for, sue for, compound, and give acquittance for any and all sums or properties that may be or become due, payable, or distributable in respect of the Collateral or that constitute a part thereof, with full power to settle, adjust, or compromise any claim thereunder or therefor as fully as the Assignor could do;

(c)   to endorse or sign the name of the Assignor on all instruments given in payment or in part payment thereof and all documents of satisfaction, discharge, or receipt required or requested in connection therewith; and

(d)   to file or take any action or institute any case or proceeding that the Assignee may deem necessary or appropriate to collect or otherwise realize upon any or all of the Collateral, or effect a transfer thereof, or that may be necessary or appropriate to protect and preserve the right, title, and interest of the Assignee in and to the Collateral and the security intended to be afforded hereby.

4.2.   Cash Collateral Account. Unless applied by the Assignee to Secured Obligations then due and payable, all sums of money that are paid to the Assignee pursuant to this Agreement with respect to the Collateral shall be deposited into a non-interest bearing account with the Assignee or another financial institution selected by the Assignee in its sole discretion (the "Cash Collateral Account"). Some or all of the funds from time to time in the Cash Collateral Account may be invested in time deposits, including certificates of deposit issued by the Assignee or another financial institution selected by the Assignee in its sole discretion (such certificates of deposit or other time deposits being hereinafter referred to, collectively, as "Time Deposits") that are satisfactory to the Assignee, provided, in any such case, arrangements satisfactory to the Assignee are made to perfect, and to ensure the first priority of, its lien and security interest in such Time Deposits. Interest earned on the Time Deposits, and the principal of the Time Deposits at maturity that is not invested in new Time Deposits, shall be deposited in the Cash Collateral Account. The Cash Collateral Account, all sums from time to time standing to the credit of the Cash Collateral Account, any and all Time Deposits, any and all instruments or other writings evidencing Time Deposits, and any and

all proceeds of any thereof are hereinafter referred to as the "Cash Collateral." If the Cash Collateral Account is not maintained with the Assignee, the Assignor shall, at the Assignee's request and option, pursuant to an agreement in form and substance satisfactory to the Assignee, either (a) cause the depositary bank with which the Cash Collateral Account is maintained to agree to comply at any time with instructions from the Assignee to such depositary bank directing the funds comprising the Cash Collateral, without further consent of the Assignee, or (b) arrange for the Assignee to become the customer of such depositary bank with respect to the Cash Collateral Account.

4.3. **Distributions, Conversion, Voting, etc.** So long as no Event of Default shall have occurred and be continuing, the Assignor shall be entitled to:

(a) receive all cash and other distributions paid in respect of the Assigned Interests, not authorized or made in violation of the Indenture;

(b) exercise any voting rights relating to the Assigned Interests; and

(c) give consents, waivers, approvals, and ratifications in respect of the Assigned Interests.

All such rights of the Assignor to receive cash and other distributions shall cease if an Event of Default shall have occurred and be continuing, except to the extent permitted under the Indenture, and in each such case the Assignor shall (i) at the request of the Assignee, issue appropriate instructions that any such distributions be paid directly to the Assignee or to such account as the Assignee may designate, and (ii) hold in trust for the Assignee and immediately pay over to the Assignee any such distributions received by the Assignor, except in each case to the extent permitted under the Indenture. All such rights of the Assignor referred to in clauses (b) and (c) shall, at the Assignee's sole option, as evidenced by the Assignee's notifying the Assignor in writing of its exercise of such option, cease in case an Event of Default shall have occurred and be continuing.

4.4. **No Assignment of Duties.** This Agreement constitutes an assignment of the Assigned Interests and the other Collateral only and not an assignment of any duties or obligations of the Assignor with respect thereto, and by its acceptance hereof and whether or not the Assignee shall have exercised any of its rights or remedies hereunder, the Assignee does not undertake to perform or discharge, and shall not be responsible or liable for the performance or discharge of, any such duties or responsibilities, including, without limitation, for capital calls. The Assignor agrees that, notwithstanding the exercise by the Assignee of any of its rights hereunder, the Assignor shall remain liable for the full and prompt performance of the Assignor's obligations and liabilities under the Subsidiary Organizational Documents. Under no circumstances shall the Assignee or any holder of any of the Secured Obligations as such be deemed to be a partner of the Partnership or any Subsidiary that is a partnership by virtue of the provisions of this Agreement unless expressly agreed to in writing by the Assignee. Without limiting the generality of the foregoing, the Assignee shall have no partnership fiduciary duty to the Assignor that is a partner in such Subsidiary, whether by virtue of the security interests and liens hereunder, or any enforcement action in respect of such security interests and liens, unless and until the Assignee is admitted to any such Subsidiary a substitute partner after exercising enforcement rights under § 9-610 or § 9-620 of the Uniform Commercial Code in effect in the State of New York, or otherwise.

5. [INTENTIONALLY OMITTED]

6. <u>REMEDIES</u>.

6.1. **<u>Remedies</u>.** During the continuance of an Event of Default, the Assignee shall have, in addition to the rights, powers and authorizations to collect the sums assigned hereunder, all rights and remedies of a secured party under the Uniform Commercial Code and under other applicable law with respect to the Assigned Interests and any other Collateral hereunder, including, without limitation, the following rights and remedies:

(a)   if the Assignee so elects and gives written notice of such election to the Assignor, the Assignee may, in its sole discretion, (i) exercise any voting rights relating to the Assigned Interests (whether or not the same shall have been transferred into its name or the name of its nominee or nominees) for any lawful purpose, including for the amendment or modification of the Subsidiary Organizational Documents or the liquidation of the assets of the Subsidiaries, (ii) give all consents, waivers, approvals, and ratification in respect of such Assigned Interests, and (iii) otherwise act with respect thereto as though it were the outright owner thereof (the Assignor hereby irrevocably constituting and appointing the Assignee the proxy and attorney-in-fact of the Assignor, with full power and authority of substitution, to do so);

(b)   the Assignee may, in its sole discretion, demand, sue for, collect, compromise, or settle any rights or claims in respect of any Collateral, as attorney-in-fact pursuant to § 4.1 or otherwise;

(c)   (i) the Assignee may, in its sole discretion, sell, resell, assign, deliver, or otherwise dispose of any or all of the Collateral, for cash or credit or both and upon such terms, in such manner, at such place or places, at such time or times, and to such persons or entities as the Assignee thinks expedient, all without demand for performance by the Assignor or any notice or advertisement whatsoever except as expressly provided herein or as may otherwise be required by applicable law; and (ii) at the time of any such sale or other disposition, the Assignee or its nominee or any purchaser of the Collateral at a foreclosure sale may, in its sole discretion, cause any Subsidiary that is a partnership to make an election under § 754 of the Internal Revenue Code as to the basis of any Assigned Interest that is an interest in a partnership being sold or otherwise disposed of;

(d)   the Assignee may, in its sole discretion, cause all or any part of the Assigned Interests held by it to be transferred into its name or the name of its nominee or nominees; and

(e)   the Assignee may, in its sole discretion, set off against the Secured Obligations or place an administrative hold or freeze on any and all sums deposited with it or held by it, including any sums standing to the credit of the Cash Collateral Account and any Time Deposits issued by the Assignee, with any withdrawal penalty relating to Time Deposits being an expense of collection.

6.2. **<u>Remedies Not Exclusive</u>.** No single or partial exercise by the Assignee of any right, power or remedy hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Each right, power and remedy herein specifically granted to the Assignee or otherwise available to it shall be cumulative, and shall be in addition to every other right, power, and remedy herein specifically given or now or hereafter existing at law, in equity, or otherwise. Each such right, power and remedy, whether specifically granted herein or otherwise existing, may be exercised during the continuance of an Event of Default at any time and from time to time and as often and in such order as may be deemed expedient by the Assignee in its sole discretion.

6.3.   **Public Sale.** In the event of any sale or other disposition of the Collateral as provided in § 6.1(c), the Assignee shall give to the Assignor at least five (5) Business Days' prior written notice of the time and place of any public sale or other disposition of the Collateral or of the time after which any private sale or any other disposition is to be made. The Assignor hereby acknowledges that five (5) Business Days' prior authenticated notice of such sale or other disposition or sales or other dispositions shall be reasonable notice. The Assignee may enforce its rights hereunder without any other notice and without compliance with any other condition precedent now or hereafter imposed by law, regulation, judicial order or decree or otherwise (all of which are hereby expressly waived by the Assignor, to the fullest extent permitted by law). The Assignee may buy any part or all of the Collateral at any public sale or other disposition and if any part or all of the Collateral is of a type customarily sold or otherwise disposed of in a recognized market or is of a type which is the subject of widely-distributed standard price quotations, the Assignee may buy at private sale or other disposition and may make payments thereof by any means. The Assignee may apply the cash proceeds actually received from any sale or other disposition to the reasonable expenses of retaking, holding, preparing for sale, selling, and the like, to reasonable attorneys' fees, travel, and all other expenses which may be incurred by the Assignee in attempting to collect the Secured Obligations or to enforce this Agreement or in the prosecution or defense of any case or proceeding related to this Agreement, and then to the Secured Obligations in accordance with the requirements of this Agreement.

6.4.   **Private Sale.** The Assignor recognizes that the Assignee may be unable to effect a public sale or other disposition of the Collateral by reason of the lack of a ready market for the Collateral, of the limited number of potential buyers of the Collateral or of certain prohibitions contained in the Securities Act of 1933, state securities laws, and other applicable laws, and that the Assignee may be compelled to resort to one or more private sales or other dispositions thereof to a restricted group of purchasers. The Assignor agrees that any such private sales or other dispositions may be at prices and other terms less favorable to the seller than if sold at public sales or other dispositions and that such private sales or other dispositions shall not solely by reason thereof be deemed not to have been made in a commercially reasonable manner. The Assignee shall be under no obligation hereunder or otherwise (except as provided by applicable law) to delay a sale or other disposition of any of the Collateral for the period of time necessary to permit the registration of such securities for public sale or other public disposition under the Securities Act of 1933, as amended, and applicable state securities laws. Any such sale or other disposition of all or a portion of the Collateral may be for cash or on credit or for future delivery and may be conducted at a private sale or other disposition where the Assignee or any other person or entity may be the purchaser of all or part of the Assigned Interests so sold or otherwise disposed of. The Assignor agrees that to the extent notice of sale or other disposition shall be required by law, at least five (5) Business Days' prior notice to the Assignor of the time and place after which any private sale is to be made shall constitute reasonable notification. Subject to the foregoing, the Assignee agrees that any sale or other disposition of the Assigned Interests shall be made in a commercially reasonable manner. The Assignee shall incur no liability as a result of the sale or other disposition of any of the Collateral, or any part thereof, at any private sale which complies with the requirements of this § 6.4. The Assignor hereby waives, to the extent permitted by applicable law, any claims against the Assignee arising by reason of the fact that the price at which any of the Collateral, or any part thereof, may have been sold or otherwise disposed of at such private sale was less than the price that might have been obtained at a public sale or other public disposition, even if the Assignee accepts the first offer deemed by the Assignee in good faith deemed to be commercially reasonable under the circumstances and does not offer any of the Collateral to more than one offeree.

6.5.   **Title.** Nothing contained in this Agreement shall be construed to require the Assignee to take any action with respect to the Assigned Interests, whether by way of foreclosure or otherwise and except as required by the partnership agreement of any Subsidiary that is a partnership, in order to permit the

Assignee to become a substitute partner of any Subsidiary that is a partnership under the partnership agreement governing such Subsidiary.

6.6. **Priorities**

. If the Collateral Agent collects any money pursuant to this Article Six, it shall pay out the money in the following order:

First: to the Collateral Agent and Trustee for all amounts due under Sections 7.07 and 12.11(l) of the Indenture.

Second: to the Collateral Agent and Trustee for all amounts due under this Article Six and the definition of Secured Obligations;

Third: to Noteholders for amounts then due and unpaid for principal of, premium, if any, and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal, premium, if any, and interest, respectively; and

Fourth: to the Partnership or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

7. **ASSIGNMENT NOT AFFECTED BY OTHER ACTS.**

The Assignor acknowledges and agrees that the security interests and collateral assignments herein provided for shall remain in full force and effect and shall not be impaired by any acceptance by the Assignee of any other collateral security for or guaranty of any of the Secured Obligations, or by any failure or neglect or omission on the part of the Assignee to realize upon, collect or protect any Secured Obligations or any Collateral. The security interests and collateral assignments herein provided for shall not in any manner be affected or impaired by any renewal, extension, modification, amendment, waiver, or restatement of any of the Secured Obligations or of any collateral security therefor, or of any guaranty thereof, the Assignor hereby waiving any and all suretyship defenses to the extent otherwise applicable. In order to sell or otherwise dispose of or otherwise realize upon the security interests and assignments herein granted and provided for, and exercise the rights granted the Assignee hereunder and under applicable law, there shall be no obligation on the part of the Assignee at any time to first resort for payment to any guarantors of the Secured Obligations or any part thereof or to resort to any other collateral security, property, liens or other rights or remedies whatsoever, and the Assignee shall have the right to enforce the security interests and collateral assignments herein provided for irrespective of whether or not other proceedings are pending for realization upon or from any of the foregoing.

8. **MISCELLANEOUS.**

8.1. **Additional Instruments and Assurances.** The Assignor hereby agrees, at its own expense, to execute and deliver, from time to time, any and all other instruments, and to perform such acts, as the Assignee may reasonably request to effect the purposes of this Agreement and to secure to the Assignee the benefits of all rights and remedies conferred upon the Assignee by the terms of this Agreement.

8.2. **Release.** If and only if all of the indebtedness and obligations of the Companies under the Indenture shall have been indefeasibly paid, performed and discharged in full in cash, or the security interest

in the Collateral otherwise shall have been released by the Trustee in accordance with the Indenture, the lien and security interest created hereby shall be automatically released with respect to all Secured Parties and the Assignee shall, upon demand and at the sole expense of the Assignor, deliver, file or record the proper instrument or instruments to evidence such release, and such release shall be binding upon all of the Secured Parties notwithstanding that Secured Obligations may then be outstanding.

8.3. **Assignee's Exoneration.** Under no circumstances shall the Assignee be deemed to assume any responsibility for or obligation or duty with respect to any part or all of the Collateral of any nature or kind or any matter or proceeding arising out of or relating thereto, other than (a) to exercise reasonable care in the physical custody of the Collateral and (b) if an Event of Default shall have occurred and be continuing, to act in a commercially reasonable manner in exercising its rights and remedies with respect to the Collateral. Subject to the foregoing, the Assignee shall not be required to take any action of any kind to collect, preserve or protect its or the Assignor's rights in the Collateral.

8.4. **No Waiver, etc.** Any term of this Agreement may be amended or modified with, but only with, the written consent of the Assignor and the Assignee. Any term of this Agreement may be waived by a writing executed by the party to be charged with such waiver. No act, failure, or delay by the Assignee shall constitute a waiver of its rights and remedies hereunder or otherwise. No single or partial waiver by the Assignee of any default, right, or remedy that it may have shall operate as a waiver of any other default, right, or remedy or of the same default, right, or remedy on a future occasion.

8.5. **Waiver by Assignor.** The Assignor hereby waives presentment, notice of dishonor, and protest of all instruments included in or evidencing any of the Secured Obligations or the Collateral, and any and all other notices and demands whatsoever (except as expressly provided herein or for notices required in connection with judicial proceedings).

8.6. **Notice, etc.** All notices, requests, and other communications hereunder shall be made and effective in the manner and at the address set forth on the signature pages hereto or at such other address as may be set forth or in a notice from the notifying party to the other parties hereto.

8.7. **Overdue Amounts.** Until paid, all amounts due and payable by the Assignor hereunder shall be a debt secured by the Collateral and shall bear, whether before or after judgment, interest at the rate of interest for overdue principal set forth in the Indenture.

8.8. **Governing Law; Consent to Jurisdiction.** This Agreement is intended to take effect as a sealed instrument and shall be governed by, and construed in accordance with, the laws of the State of New York. THE ASSIGNOR AGREES THAT ANY PROCEEDING FOR THE ENFORCEMENT OF THIS AGREEMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURT AND TO SERVICE OF PROCESS IN ANY SUCH PROCEEDING BEING MADE UPON THE ASSIGNOR BY MAIL AT THE ADDRESS SPECIFIED IN § 8.6. THE ASSIGNOR HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH PROCEEDING OR ANY SUCH COURT OR THAT SUCH PROCEEDING IS BROUGHT IN AN INCONVENIENT COURT.

8.9. **Waiver of Jury Trial.** THE ASSIGNOR AND THE ASSIGNEE HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY PROCEEDING ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER, OR THE PERFORMANCE OF ANY SUCH RIGHTS OR OBLIGATIONS.

8.10. **Severability and Enforceability.** All provisions hereof are severable and the invalidity or unenforceability of any of such provisions shall in no manner affect or impair the validity and enforceability of the remaining provisions hereof.

8.11. **Successors and Assigns.** This Agreement shall be binding upon the Assignor and upon the legal representatives, successors and assigns of the Assignor and shall inure to the benefit of the Assignee and its successors and assigns.

8.12. **Counterparts.** This Agreement may be executed in any number of counterparts, each constituting an original, but all together one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by telecopy, email, facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

8.13. **Entire Agreement.** This Agreement and the Indenture and any other document executed in connection herewith or therewith express the entire understanding of the parties with respect to the transactions contemplated hereby. Neither this Agreement nor any terms hereof may be changed, waived or terminated except by a writing signed by each party hereto.

IN WITNESS WHEREOF, the Assignor and the Assignee have executed this Agreement as of the date first above written, as an instrument under seal.

ASSIGNOR: FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated, its general partner

By: /s/ Bianca Sandoval Green

    Name: Bianca Sandoval Green
    Title: Vice President and Associate General Counsel

Type of organization: limited partnership

Jurisdiction of organization: Delaware

Tax identification number: 75-2544994

Organizational identification number (or state "none" if the jurisdiction does not issue one):

Address: 545 E. John Carpenter Freeway
            Suite 1300
            Irving, TX 75062

The foregoing Agreement is hereby confirmed
and accepted as of the date first above written.

FELCOR LODGING TRUST INCORPORATED

By: /s/ Bianca Sandoval Green

Name: Bianca Sandoval Green
Title: Vice President and Associate General Counsel

ASSIGNEE: U.S. BANK NATIONAL ASSOCIATION,
                AS COLLATERAL AGENT

By: U.S. Bank National Association

By: /s/ Donald T. Hurrelbrink

| Name: | Donald T. Hurrelbrink |
| Title: | Vice President |

Address:

60 Livingston Avenue EP-MN-WS3C
St, Paul, Minnesota 55107

EXHIBIT A

Subsidiary Ownership Interests

Current Legal Entities Owned	Record Owner(s)	Jurisdiction of Organization	Issued & Outstanding/ Authorized	Certificate No.	No. Shares/ Interest Pledged	Percent Pledged
FelCor Milpitas Owner, L.L.C.	FelCor Lodging Limited Partnership	Delaware	N/A	N/A	100% membership interests	100%
FelCor Baton Rouge Owner, L.L.C.	FelCor Lodging Limited Partnership	Delaware	N/A	N/A	100% membership interests	100%
FelCor Dallas Love Field Owner, L.L.C.	FelCor Lodging Limited Partnership	Delaware	N/A	N/A	100% membership interests	100%
Myrtle Beach Owner, L.L.C.	FelCor Lodging Limited Partnership	Delaware	N/A	N/A	100% membership interests	100%

Exhibit 10.1

EXECUTION COPY

AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT

Dated as of December 18, 2012

among

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.,

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
DJONT/JPM BOCA RATON LEASING, L.L.C., and

MIAMI AP HOTEL L.L.C.
each as a Borrower,

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

and
The Other Lenders Party Hereto

and

BANK OF AMERICA, N.A.,
as Syndication Agent

and

J.P. MORGAN SECURITIES, LLC
and
Merrill Lynch, Pierce, Fenner & Smith Incorporated
as Joint Lead Arrangers and Co-Bookrunners

TABLE OF CONTENTS

SCHEDULES

2.01	-	Commitments and Applicable Percentages
3.01(a)	-	Property Account Banks; List of Accounts
6.01	-	Existence of Borrower
6.11	-	Condemnation Matters
6.15	-	Collateral Properties
6.21	-	Licenses
6.25	-	Operating Leases
6.33		Borrowers Principal Place of Business, State of Organization; Tax Identification Number
6.37	-	Environmental Matters
6.38	-	Ground Lease Exceptions
6.39	-	Rent Arrearage
6.41	-	Service Contracts
6.42	-	Personal Property Leases and Financings
7.25		Certain Post-Closing Obligations
8.03	-	Existing Liens
12.02		Administrative Agent's Office, Certain Addresses for Notices
X	-	Allocated Loan Amount
Y	--	Identified Substitute Property for Substitution

<u>EXHIBITS</u>

Exhibit A   -   Form of Borrowing Request

Exhibit B-1   -   Form of Revolving Note

Exhibit B-2   -   Form of Swingline Note

Exhibit B-3   -   Form of LC Note

Exhibit C   -   Form of Assignment and Assumption

Exhibit D   -   Form of Facility Extension Request

Exhibit E-1   -   Form of Annual Responsible Officer's Certificate

Exhibit E-2   -   Form of Quarterly Responsible Officer's Certificate

Exhibit E-3   -   Form of [Extension][Collateral Release] Responsible Officer's Certificate

Exhibit G   -   Form of Accounts Notice

Exhibit H   -   Survey Requirements

Exhibit I   -   Operating Statement

Exhibit J-1   U.S. Tax Certificate (For Non-U.S. Lenders that are <u>not</u> Partnerships for U.S. Federal Income Tax Purposes

Exhibit J-2   U.S. Tax Certificate (For Non-U.S. Lenders that <u>are</u> Partnerships for U.S. Federal Income Tax Purposes

Exhibit J-3   U.S. Tax Certificate (For Non-U.S. Participants that are not Partnerships for U.S. Federal Income Tax Purposes

Exhibit J-4   U.S. Tax Certificate (For Non-U.S. Participants that <u>are</u> Partnerships for U.S. Federal Income Tax Purposes

AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT

This AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT ("Agreement") is entered into as of December 18, 2012, among FELCOR/JPM HOSPITALITY (SPE), L.L.C., a Delaware limited liability company ("Hospitality Owner"), FELCOR/JPM BOCA RATON HOTEL, L.L.C., a Delaware limited liability company ("Dana Point Owner"), MIAMI AP HOTEL L.L.C., a Delaware limited liability company ("Miami Owner", and with Hospitality Owner and Dana Point Owner, the "Owners"), DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C., a Delaware limited liability company ("Hospitality Operating Lessee") and DJONT/JPM BOCA RATON LEASING, L.L.C., a Delaware limited liability company ("Dana Point Operating Lessee" and with Hospitality Operating Lessee, the "Lessees"; Owners and Lessees to be referred to collectively as "Borrowers" and each a "Borrower", each Lender (as defined below) and JPMORGAN CHASE BANK, N.A. ("JPMC"), as Administrative Agent, Swingline Lender and Issuing Bank.

PRELIMINARY STATEMENTS:

WHEREAS, each Borrower is a special purpose entity owned directly or indirectly by FelCor Lodging Limited Partnership ("FelCor Op") to make and administer various investments in the Collateral Properties (as defined below);

WHEREAS, Hospitality Owner, Hospitality Operating Lessee, Dana Point Owner, and Dana Point Operating Lessee (collectively, the "Original Borrowers"), JPMC, as Administrative Agent, certain of the Lenders (the "Original Lenders") and certain other parties thereto entered into a Revolving Credit Agreement, dated as of March 4, 2011, which was amended by Amendment No. 1 thereto, dated as of May 29, 2012, by and among the Original Borrowers, Administrative Agent, the Original Lenders and certain other parties thereto, which was further amended by Amendment No. 2 dated as of December 11, 2012 (the "Second Amendment"), by and among Miami Owner, the Original Borrowers, Administrative Agent on behalf of the Lenders, and certain other parties thereto (such agreement as so amended, the "Original Credit Agreement"), and the Original Lenders have, upon the terms and subject to the conditions contained therein, made loans and otherwise extended credit to Borrowers;

WHEREAS, Borrowers have requested that the Original Lenders continue to provide a revolving credit facility to provide for Borrowers' working capital and other lawful corporate purposes (including payment of dividends constituting Restricted Payments permitted hereunder), and the Original Lenders signatory below have indicated their willingness to continue to lend to Borrowers, on a joint and several basis, on the terms and subject to the conditions set forth herein in their capacity as the "Lenders" hereunder.

WHEREAS, in connection with the Second Amendment, two properties (the Santa Barbara Property and the Myrtle Beach Property (each as defined in the Original Credit Agreement)), were released from the Collateral Property pursuant to a Stepped Substitution (as defined below), and the parties hereto acknowledge and agree that (a) Borrowers shall have until December 6, 2013

to cause one of the Identified Substitute Properties (or any other Proposed Substitute Property) to become a Substitute Property therefor; and (b) Available Aggregate Commitments equal $197,460,000.00 as of December 11, 2012, after giving effect to the Second Amendment;

NOW THEREFORE, In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree to amend and restate the Original Credit Agreement in its entirety as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01. Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"ABR", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

"Acceptable Appraisal" means a written appraisal (i) prepared by a qualified professional independent MAI appraiser acceptable to Administrative Agent, (ii) meeting Administrative Agent's customary independent appraisal requirements and otherwise acceptable to Administrative Agent as to form, assumptions, substance and appraisal date, (iii) prepared in compliance with FIRREA and (iv) prepared within the six month period prior to the Restatement Date or in connection with the Extension or any Substitution, or from time to time pursuant to Section 7.08(c) or at Borrowers' option.

"Account Collateral" means: (a) the Accounts, and all cash, checks, drafts, certificates and instruments, if any, from time to time deposited or held in the Accounts from time to time; (b) any and all amounts invested in Permitted Investments; (c) all interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise payable in respect of, or in exchange for, any or all of the foregoing; and (d) to the extent not covered by clauses (a) - (c) above, all "proceeds" (as defined under the UCC) of any or all of the foregoing.

"Accounts" means the Property Account, the Lockbox Account and any Reserve Accounts.

"Accounts Receivable" has the meaning specified in Article 1 of the Mortgage with respect to each Collateral Property.

"Act" has the meaning specified in Section 6.34.

"Adjusted LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

"Administrative Agent" means JPMC in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

"Administrative Agent's Office" means Administrative Agent's address and, as appropriate, account as set forth on Schedule 12.02, or such other address or account as Administrative Agent may from time to time notify to Borrowers and the Lenders.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by Administrative Agent.

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Affiliate Ground Leases" means the Philadelphia Ground Lease and any other ground lease with an Affiliate relating to any Substitute Property.

"Affiliate Ground Lessor" means the Philadelphia Ground Lease and any other ground lease with an Affiliate relating to any Substitute Property.

"Affiliated Manager" means any property manager which is an Affiliate of any Borrower, its Principal or Guarantor, or in which any Borrower, its Principal or Guarantor has, directly or indirectly, any legal, beneficial or economic Equity Interest.

"Agent Parties" has the meaning specified in Section 12.02(c).

"Aggregate Commitments" means the aggregate Commitments of all Lenders.

"Agreement" has the meaning specified in the introductory paragraph.

"Aimbridge Hospitality" means Aimbridge Hospitality, L.P., a Texas limited partnership.

"Allocated Loan Amount" means for a Collateral Property as of any date of determination: (i) from the Restatement Date through the date of receipt by Administrative Agent of new Acceptable Appraisals for each of the Collateral Properties, the amount for each Collateral Property set forth in Schedule X (as the same may be amended from time to time by Administrative Agent in accordance with Section 2.21(d)), and (ii) from and after the date of receipt by Administrative Agent of new Acceptable Appraisals for each of the Collateral Properties:

(a) the ratio of (i) the Appraised Value of the applicable Collateral Property to (ii) the aggregate Appraised Value of all Collateral Properties, expressed as a percentage; multiplied by

(b) an amount equal to the Aggregate Commitments;

provided that, if a Substitution has been commenced, but not yet completed pursuant to Section 2.21(e), "Allocated Loan Amount" shall mean:

(x)   the ratio of (i) the Appraised Value of such Collateral Property to (ii) the aggregate Appraised Value of all Collateral Properties (excluding any Released Properties, but including any Substitute Properties for which the Substitution Date has occurred), expressed as a percentage; multiplied by

(y)   an amount equal to the Available Aggregate Commitments.

"Alternate Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%, provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the rate appearing on Page LIBOR 01 of the Reuters screen (or on any successor or substitute page of such page) at approximately 11:00 a.m. London time on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, respectively.

"ALTA" means the American Land Title Association, or any successor thereto.

"Annual Budget" means an operating budget for each Collateral Property prepared by the appropriate Manager and approved by the applicable Borrower, including all planned Capital Expenditures and FF&E budgeted information for each Collateral Property, prepared by the applicable Borrower for the applicable fiscal year or other period.

"Applicable Margin" means, for any day, with respect to any ABR Loans, 2.375% per annum or with respect to any Eurodollar Loan, 3.375% per annum, as the case may be.

"Applicable Percentage" means, with respect to any Lender, the percentage of the Aggregate Commitments represented by such Lender's Commitment (carried out to the ninth decimal place); provided that in the case of Section 4.08(b) when a Defaulting Lender shall exist, "Applicable Percentage" shall mean the percentage of the Aggregate Commitments (disregarding any Defaulting Lender's Commitment) represented by such Lender's Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments and to any Lender's status as a Defaulting Lender at the time of determination.

"Appraisal Triggered Release" has the meaning specified in Section 2.18(a).

"Appraised Value" means the "as is" market value for a Collateral Property set forth in the most recent Acceptable Appraisal.

"Approved Annual Budget" has the meaning specified in Section 7.10(e).

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Arrangers" means J.P. Morgan Securities, LLC. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their capacity as Joint Lead Arrangers and Co-Bookrunners.

"Assignee Group" means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

"Assigned Interest" has the meaning assigned to it in Section 12.28(ii).

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 12.06(b)), and accepted by Administrative Agent, in substantially the form of Exhibit C or any other form approved by Administrative Agent.

"Assignment of Leases and Rents" means with respect to each Collateral Property that certain first priority Assignment of Leases and Rents, dated as of March 4, 2011 (with respect to each Original Borrower) and December 11, 2012 (with respect to the Miami Owner), from the relevant Borrower, as assignor to Administrative Agent, as assignee, assigning to Administrative Agent on behalf of the Lenders and Issuing Bank all of such Borrower's interest in and to the Leases and Rents of such Collateral Property as security for the Obligations.

"Attributable Indebtedness" means, on any date, (a) in respect of any Capitalized Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease or other agreement or instrument were accounted for as a Capitalized Lease and (c) all Synthetic Debt of such Person.

"Available Aggregate Commitments" means (x) the amount of the then current Aggregate Commitments minus (y) an amount equal to (1) the Release Price for any Released Property and (2) any additional amounts by which the Aggregate Commitments shall have been reduced in accordance with Section 2.18(k) in connection with such Released Property, plus (z) an amount equal to the Allocated Loan Amount of any Substitute Properties (for which Substitution has occurred).

"Availability Period" means the period from and including the Restatement Date to but excluding the earlier of the Maturity Date and the date of termination of the Commitments.

"Award" means any compensation paid by any Governmental Authority in connection with a Condemnation in respect of all or any part of any Collateral Property.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. sections 101 et seq.

"Bankruptcy Event" means, with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

"Base Management Fee" means the base management fee to be paid under the applicable Management Agreement, which shall not include any incentive or similar performance based fees pursuant to such agreement.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" and "Borrowers" have the meanings specified in the introductory paragraph hereto, and any entity that becomes a Borrower pursuant to Section 2.21(f).

"Borrower Materials" means information and materials made available by Administrative Agent to the Lenders which were provided by or on behalf of Borrowers.

"Borrower Representative" means Hospitality Owner, in its capacity as agent and as representative for all Borrowers.

"Borrowing" means (a) Revolving Loans of the same Type, made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect and (b) any Swingline Loan.

"Borrowing Request" means a request by Borrowers for a Revolving Borrowing in accordance with Section 2.03, in the form of Exhibit A.

"Business Day" shall mean any day that is not a Saturday, Sunday or any other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that, when used in connection with a Eurodollar Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

"Business Party" has the meaning specified in Section 6.34(x).

"Capital Expenditures" means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations).

"Capital Expenditures Reserve Account" has the meaning specified in Section 3.01 (c)(iii).

"Capitalized Leases" means all leases that have been or should be, in accordance with GAAP, recorded as capitalized leases.

"cash" means coin or currency of the United States of America or immediately available federal funds, including such funds delivered by wire transfer.

"Casualty" has the meaning specified in Section 9.02.

"Casualty Consultant" has the meaning specified in Section 9.04(e).

"Casualty Retainage" has the meaning specified in Section 9.04(f).

"Certification Date" is defined in Section 2.21(c)(i).

"Certification of Non-Foreign Status" means an affidavit, signed under penalty of perjury by an authorized officer of each Borrower, stating (a) that such Borrower is not a "foreign corporation," "foreign partnership," "foreign trust," or "foreign estate," as those terms are defined in the Code and the regulations promulgated thereunder, (b) such Borrower's U.S. employer identification number, and (c) the address of such Borrower's principal place of business. Such affidavit shall be consistent with the requirements of the regulations promulgated under Section 1445 of the Code, and shall otherwise be in form and substance acceptable to Administrative Agent.

"Change of Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof), of Equity Interests representing more than 49.99% of the then-exercisable aggregate ordinary voting power represented by the issued and outstanding Equity Interests of FelCor Trust; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the FelCor Trust by Persons who were neither (i) nominated by the board of directors of FelCor Trust nor (ii) appointed by directors so nominated; or (c) the acquisition of direct or indirect Control of FelCor Trust by any Person or group.

"Change in Law" means the occurrence after the date of this Agreement (or, with respect to any Lender, such later date on which such Lender becomes a party to this Agreement) of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority made or issued after the date of this Agreement; provided however that, notwithstanding anything herein to the

contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by Administrative Agent for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.

"Charleston Property" means the property located at 115 Meeting Street, Charleston, SC 29401 and commonly known as Holiday Inn Charleston-Mills House, from and after the date that such property becomes a Substitute Property.

"Charlotte Management Agreement" means the Management Agreement dated as of July 12, 2002, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and DT Management, Inc., as "Manager," with respect to the Charlotte Property.

"Charlotte Operating Lease" means the Operating Lease dated as of July 12, 2002, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Charlotte Property.

"Charlotte Property" means the property located at 6300 Morrison Blvd., Charlotte, North Carolina 28211 and commonly known as Doubletree Charlotte, North Carolina.

"Class," when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowings, are Revolving Loans or Swingline Loans.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" means (a) all of the "Collateral," "Personal Property" and "Property" referred to in the Mortgages, (b) all Account Collateral, and (c) all of the other property that is or is intended under the terms of the Loan Documents, including the Pledge Agreements, in each case to be subject to Liens in favor of Administrative Agent for the benefit of the Secured Parties and, for the avoidance of doubt, includes any Substitute Property.

"Collateral Document" means, collectively each Mortgage, the Operating Lease Subordination Agreements, each Pledge Agreement, each Assignment of Leases and Rents each Lockbox Account Agreement and all financing statements, instruments, documents or filings necessary to establish or maintain Liens in favor of the Secured Parties.

"Collateral Property" means, each hotel project listed on Schedule 6.15 together with all "Property" defined in the Mortgages with respect to such project, and any Substitute Property added pursuant to Section 2.21.

"Commitment" means, with respect to each Lender, the commitment of such Lender to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender's Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time

pursuant to Section 2.08, (b) increased from time to time pursuant to Section 2.20, or (c) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 12.06. The initial amount of each Lender's Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable. The initial aggregate amount of the Lenders' Commitments is $225,000,000; provided that the amount of the Lenders' Available Aggregate Commitments as of the Restatement Date equal $197,460,000.00.

"Condemnation" means a temporary or permanent taking by any Governmental Authority as the result or in lieu or in anticipation of the exercise of the right of condemnation or eminent domain, of all or any part of any Collateral Property, or any interest therein or right accruing thereto, including any right of access thereto or any change of grade affecting such Collateral Property or any part thereof.

"Condemnation Proceeds" has the meaning specified in Section 9.04(b).

"Constituent Member" has the meaning specified in Section 12.09.

"Consumer Price Index" means the Consumer Price Index for all Urban Consumers, U.S. City Average, published by the United States Bureau of Labor Statistics.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Controlled Affiliate" has the meaning assigned to it in Section 6.44.

"Credit Party" means Administrative Agent, Issuing Bank, Swingline Lender or any other Lender.

"Dana Point Borrowers" means Dana Point Owner and Dana Point Operating Lessee.

"Dana Point Management Agreement" means the Management Agreement dated as of July 1, 2006, as amended and assigned, by and between Dana Point Operating Lessee, as "Owner," and Doubletree Management LLC, as "Manager," with respect to the Dana Point Property.

"Dana Point Operating Lease" means the Lease Agreement dated as of February 20, 1997, as amended and assigned, by and between Dana Point Owner and Dana Point Operating Lessee for the Dana Point Property.

"Dana Point Operating Lessee" has the meaning specified in the introductory paragraph.

"Dana Point Owner" has the meaning specified in the introductory paragraph.

"Dana Point Property" means the property located at 34402 Pacific Coast Highway, Dana Point, California 92629 and commonly known as Doubletree Guest Suites Doheny Beach-Dana Point.

"Debt Service" means, for any period, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, in each case, of or by Borrowers, for such period plus (b) any and all scheduled repayments of principal during such period in respect of Indebtedness that becomes due and payable or that are to become (or deemed to become) due and payable during such period pursuant to any agreement or instrument to which a Borrower is a party relating to (i) the borrowing of money or the obtaining of credit, including the issuance of notes or bonds, and (ii) the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business). Demand obligations shall be deemed to be due and payable during any fiscal period during which such obligations are outstanding.

"Debt Service Coverage Ratio" means, as of the last day of any fiscal quarter, the ratio in which:

(a) the numerator is EBITDA for the four (4) fiscal quarters ending on such last day minus Capital Expenditure reserves equal to four percent (4.0%) of Gross Income from Operations for such period; and

(b) the denominator is the aggregate amount of principal and interest payments on the Loans calculated for such period using the Outstanding Amount at the time of such calculation, assuming (x) a thirty (30) year amortization schedule, and (y) an interest rate per annum equal to (i) in every context except the Extension, the greater of (A) seven percent (7.0%) and (B) the actual interest rate on the Loans at such time (if Loans of more than one Type and/or of multiple Adjusted LIBO Rates are then in effect, the effective blended rate on the aggregate of such Loans) at the time of such calculation (the "Current Interest Rate"), and (ii) solely in the context of the Extension, the greatest of (A) seven percent (7.0%), (B) the rate for seven (7) year Treasury securities plus three and one-half percent (3.5%), and (C) the Current Interest Rate.

For avoidance of doubt:

(x) the "pro forma" calculation of Debt Service Coverage Ratio as of September 30, 2012, shall compare principal and interest payments on the Loans calculated as of such date (as if the Aggregate Commitments as of the Restatement Date were then already advanced) to the actual EBITDA of the Collateral Properties for the four (4) fiscal quarters ending on September 30, 2012, and

(y) the "pro forma" calculation of Debt Service Coverage Ratio made in connection with any Substitution or during the period of any Stepped Substitution, shall use amounts for (1) clause (a) based on current calculations of the sum of (A) EBITDA and

10

Capital Expenditure reserves equal to four percent (4%) of Gross Income from Operations for the previous four (4) fiscal quarters ending on the most recently ended quarter of the Collateral Properties (excluding the Released Property), plus (B) in the case of any calculation as of a Substitution Date, the EBITDA and Capital Expenditure reserves equal to four percent (4%) of Gross Income from Operations for such period for the Substitute Property, and (2) clause (b) based on the aggregate amount of principal and interest payments on the Loans calculated as of such date (as if all Available Aggregate Commitments as of such date were then already advanced at the time of such calculation), with the interest rate assumptions set forth above in clauses (b)(y)(i) (if such Substitution takes place prior to the Extension) and (ii) (if such Substitution takes place on or after the Extension). Any "pro forma" calculation of EBITDA made in connection with any Substitution or during the period of any Stepped Substitution shall be determined based on the EBITDA of the then current Collateral Properties (and shall exclude any Released Property). EBITDA for any Proposed Substitute Property, shall be calculated, as if the applicable Borrower had owned such Proposed Substitute Property during the applicable period.

"Debtor Relief Laws" means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means an interest rate equal to (a) for ABR Loans, the Alternate Base Rate plus the Applicable Margin applicable to ABR Loans plus two percent (2.0%); and (b) for Eurodollar Loans, the Adjusted LIBO Rate plus the Applicable Margin applicable to Eurodollar Loans plus two percent (2.0%). Without duplication of the foregoing, with respect to the interest rate for overdue interest, fees and other amounts, "Default Rate" means the Alternate Base Rate plus the Applicable Margin applicable to ABR Loans plus two percent (2.0%).

"Defaulting Lender" means any Lender (as reasonably determined by Administrative Agent) that (a) has failed, within three Business Days of the date required to be funded or paid, to (i) fund any portion of its Revolving Loans, (ii) fund any portion of its participations in Letters of Credit or Swingline Loans or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder (other than a de minimus amount), unless, in the case of clause (i) above, such Lender notifies Administrative Agent in writing that such failure is the result of such Lender's good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified Borrowers or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender's good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Credit Party, acting in

good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Revolving Loans and participations in then outstanding Letters of Credit or Swingline Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party's receipt of such certification in form and substance satisfactory to it and Administrative Agent, or (d) has become the subject of a Bankruptcy Event.

"Disposition" or "Dispose" means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"Dollar" and "$" mean lawful money of the United States.

"EBITDA" means, at any date of determination, for any period an amount equal to (a) the aggregate net income (or loss) of Borrowers for such period, plus (b) the following to the extent deducted in calculating such net income (loss): (i) Debt Service; (ii) the provision for Federal, state, local and foreign income taxes payable; (iii) depreciation and amortization expense; and (iv) other non-recurring expenses reducing such net income (loss) which do not represent a cash item in such period or any future period (in each case of or by Borrowers for such period), and (v) amortization of intangibles for such period, all extraordinary nonrecurring items of expense, such as employee severance expenses and hurricane losses (net of insurance proceeds), non-cash impairment charges, non-cash write-offs of deferred financing costs (provided, however, that in the case of clause (iv) and clause (v) above, Borrowers will use the same amounts for "non-recurring expenses" as Borrowers' Affiliates have included in public disclosure as a reconciling item to "Adjusted EBITDA", allocated to the Collateral Properties to the extent applicable to the Collateral Properties), and costs, premiums and penalties arising by contract in connection with the prepayment of indebtedness, minus (c) the following to the extent included in calculating such net income (loss): (i) Federal, state, local and foreign income tax credits, and (ii) all non-recurring non-cash items increasing net income (loss) (in each case of or by Borrowers for such period), if and to the extent that such amounts of "non-recurring non-cash items" have been included by Borrowers' Affiliates in public disclosures as a reconciling item to "Adjusted EBITDA", provided that the calculation of EBITDA for Miami Owner for the fiscal quarters ending on or prior to December 31, 2012 shall include the actual EBITDA of the Miami Property, taken individually, and the calculation of EBITDA from the fiscal quarters ending after December 31, 2012 shall include the EBITDA of Miami Owner.

"Eligible Account" shall mean a separate and identifiable account from all other funds held by the holding institution that is either (a) an account or accounts maintained with a federal or State-chartered depository institution or trust company which complies with the definition of Eligible Institution or (b) a segregated trust account or accounts maintained with a federal or State chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a State chartered depository institution or trust company, is subject to regulations substantially similar to 12 C.F.R.§9.10(b), having in either case a combined capital and surplus of at least

$50,000,000 and subject to supervision or examination by federal and State authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

"Eligible Assignee" means any Person that meets the requirements to be an assignee under Section 12.06(b)(i), (iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 12.06(b)(iii)).

"Eligible Institution" shall mean a depository institution or trust company, insured by the Federal Deposit Insurance Corporation, (a) the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by S&P, P-1 by Moody's and F-1 by Fitch in the case of accounts in which funds are held for thirty (30) days or less, or (b) the long term unsecured debt obligations of which are rated at least A- by Fitch and S&P and A3 by Moody's in the case of accounts in which funds are held for more than thirty (30) days.

"Embargoed Person" has the meaning assigned to it in Section 6.45.

"Emergency Repairs" has the meaning specified in Section 9.04(b).

"Environmental Indemnity" means that certain amended and restated environmental indemnity agreement executed by Guarantor and each Borrower in favor of the Secured Parties in form and substance acceptable to Administrative Agent.

"Environmental Laws" means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of a Borrower directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Environmental Lien" has the meaning specified in Section 7.18(a).

"Environmental Report" has the meaning specified in Section 5.01(a)(xiii).

"Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests),

and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

"Equity Owner" has the meaning specified in Section 6.34(x).

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with a Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"Eurodollar", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

"Event of Default" has the meaning specified in Section 10.01.

"Excluded Taxes" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. Federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by Borrowers under Section 4.08 (b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender acquired the applicable interest in a Loan or Commitment or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient's failure to comply with Section 2.17(f) and (d) any U.S. Federal withholding Taxes imposed under FATCA.

"Executive Order" has the meaning assigned to it in Section 6.45.

"Exiting Lender" has the meaning assigned to it in Section 12.28(ii).

"Extension" means the extension of the Stated Maturity Date pursuant to Section 2.17.

"Extension Effective Date" has the meaning specified in Section 2.17.

"Extension Period" means the period from the Extension Effective Date through the Stated Maturity Date as extended pursuant to Section 2.17.

"Facility" means at any time, the aggregate amount of Commitments at such time or the aggregate principal amount of the Loans of all Lenders outstanding at such time, as applicable.

"Facility Extension Request" means a request for extension of the Maturity Date in the form of Exhibit D.

"FATCA" means Section 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code.

"Federal Funds Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by Administrative Agent from three Federal funds brokers of recognized standing selected by it.

"Fee Letter" means the letter agreement, dated December 4, 2012, among the Original Borrowers and Administrative Agent.

"FelCor Op" has the meaning assigned in the preliminary statements.

"FelCor TRS" means FelCor TRS Holdings, L.L.C., a Delaware limited liability company.

"FelCor Trust" means FelCor Lodging Trust Incorporated.

"FF&E" means all furniture, furnishings, fixtures and equipment required for the operation of the Collateral Properties, including, without limitation, lobby furniture, carpeting, draperies, paintings, bedspreads, television sets, office furniture and equipment such as safes, cash registers, and accounting, duplicating and communication equipment, telephone systems, back and front of the house computerized systems, guest room furniture, specialized hotel equipment such as equipment required for the operation of kitchens, laundries, the front desk, dry cleaning facilities, bar and cocktail lounges, restaurants, recreational facilities as they may exist from time to time, and decorative lighting, material handling equipment and cleaning and engineering equipment and all other fixtures, equipment, apparatus and personal property needed for such purposes; but excluding, (a) Collateral Property building equipment and systems (including, but not limited to, the heating, ventilating and air conditioning system, elevators, electrical distribution system, life safety systems and plumbing), (b) other fixtures attached to and forming part of the Improvements (including, but not limited to, lighting fixtures and bars) installed during construction of the Collateral Properties (but replacements thereof shall be included) and (c) Operating Equipment and Supplies.

"FF&E Expenditures" means amounts expended for the purchase, replacement and/or the installation of FF&E at a Collateral Property or any Capital Expenditures at a Collateral Property.

"FIRREA" means the Financial Institutions Recovery, Reform and Enforcement Act of 1989, as amended from time to time.

"Fiscal Year" means each twelve (12) month period commencing on January 1 and ending on December 31, during the term of the Loan.

"Fitch" means Fitch, Inc.

"Flood Insurance Acts" has the meaning specified in Section 9.01(a)(vii).

"Flood Insurance Policies" has the meaning specified in Section 9.01(a)(vii).

"Foreign Assets Control Regulations" has the meaning assigned to it in Section 6.45.

"Foreign Lender" means (a) if any Borrower is a U.S. Person, a Lender, with respect to such Borrower, that is not a U.S. Person, and (b) if any Borrower is not a U.S. Person, a Lender, with respect to such Borrower, that is resident or organized under the laws of a jurisdiction other than that in which such Borrower is resident for tax purposes.

"Franchise Agreements" means the Miami Franchise Agreement, the Mandalay Beach Franchise Agreement and any franchise agreement relating to any Substitute Property, and "Franchise Agreement" means any one of the Franchise Agreements.

"Franchised Properties" means (i) the Mandalay Beach Property, (ii) the Miami Property, and (iii) any Substitute Property that is operated pursuant to a Franchise Agreement.

"Franchisor" means, for each Franchise Agreement, the franchisor identified in the definition of each Franchise Agreement, or such successor Franchisor which is identified in any Replacement Franchise Agreement.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

"GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

"Governmental Authority" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority,

instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Gross Income from Operations" means, for any period, all income, room revenues, food and beverage revenue, telephone revenue, computed in accordance with GAAP derived from the ownership and operation of the Collateral Properties from whatever source, including, but not limited to, the Rents, utility charges, service fees or charges, license fees, parking fees, rent concessions or credits, and other required pass-throughs, but excluding sales, use and occupancy or other taxes on receipts required to be accounted for by Borrowers to any Governmental Authority, interest on credit accounts, refunds and uncollectible accounts, sales of furniture, fixtures and equipment, Insurance Proceeds (other than business interruption or other loss of income insurance), Awards, unforfeited security deposits, utility and other similar deposits, escalations, forfeited security deposits. Gross income shall not be diminished as a result of the Mortgages or the creation of any intervening estate or interest in a Collateral Property or any part thereof.

"Ground Lease Properties" means the Collateral Properties so identified on Schedule 6.15, and "Ground Lease Property" means any of them.

"Ground Leases" means the Pittsburgh Ground Lease, the Philadelphia Affiliate Ground Lease, the Houston Ground Lease and any other ground leases relating to any Substitute Property, and "Ground Lease" means any one of the Ground Leases.

"Ground Lessee" means the Hospitality Owner, in its capacity as ground lessee, under each of the Ground Leases and any ground lessee relating to a Substitute Property.

"Ground Lessors" means the Pittsburgh Ground Lessor, the Philadelphia Affiliate Ground Lessor, the Houston Ground Lessor and any other ground lessors relating to any Substitute Property, and "Ground Lessor" means any one of the Ground Lessors.

"Guarantee" means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to

the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Guarantor" means FelCor Trust, FelCor Op and each other Person that shall be required to execute and deliver a Guaranty pursuant to this Agreement.

"Guaranty" means, collectively, the amended and restated recourse guaranty made by Guarantor in favor of Administrative Agent and the Lenders, and any other Guarantee executed by any other person from time to time in favor of Administrative Agent and the Lenders, in each case, in form and substance acceptable to Administrative Agent.

"Hazardous Materials" shall mean petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls and compounds containing them; toxic mold; lead and lead-based paint; asbestos or asbestos-containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Collateral Property is prohibited by any federal, state or local authority; any substance that requires special handling; and any other material or substance now or in the future defined as a *"hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," "pollutant"* or other words of similar import within the meaning of any Environmental Law.

"Hospitality Borrowers" means Hospitality Owner and Hospitality Operating Lessee.

"Hospitality Operating Lessee" has the meaning specified in the introductory paragraph.

"Hospitality Owner" has the meaning specified in the introductory paragraph.

"Houston Ground Lease" means the Ground Lease dated as of July 5, 1962, as amended and assigned, between Houston Ground Lessor and Hospitality Owner.

"Houston Ground Lessor" means, collectively, J. Gordon Zuber, the M. M. Feld, Jr. Trust, the Feld Family Venture, Joseph B. Zuber, Bernice Feld, Rhoda Dreyfus, Noonie Z. Schmidt, Bert L. Zuber, Harry A. Zuber, Maurice Robinowitz, CLT, LLC and Louis B. Marks, and Bonnie Zuber Beerman, and their respective successors and assigns, and any successor thereto.

"Houston Management Agreement" means the Management Agreement dated as of June 30, 2001, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and IHG, as "Manager," with respect to the Houston Property.

"Houston Operating Lease" means the Operating Lease dated as of July 27, 1998, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Houston Property.

"Houston Property" means the property located at 6800 Main Street, Houston, TX 77030 and commonly known as Holiday Inn Hotel and Suites Houston, Texas.

"Identified Substitute Property" means, solely in connection with the Stepped Substitution for the Santa Barbara Property and the Myrtle Beach Property, which shall occur on or before December 6, 2013, any one of the properties listed on Schedule Y.

"IHG" shall mean Intercontinental Hotels Group Resources, Inc., successor to Bristol Management L.P.

"Improvements" shall have the meaning specified in the related Mortgage with respect to each Collateral Property.

"Incentive Management Fee" means any incentive or similar performance based fees payable to any Manager pursuant to a Management Agreement.

"Increasing Lender" has the meaning assigned to it in Section 12.28(ii).

"Incremental Limit" has the meaning specified in Section 2.20(a).

"Increased Amount Date" has the meaning specified in Section 2.20(a).

"Indebtedness" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

    (a)   all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

    (b)   the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments;

    (c)   net obligations of such Person under any Swap Contract;

    (d)   all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and not past due for more than sixty (60) days after the date on which such trade account was created);

    (e)   indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f)   all Attributable Indebtedness in respect of Capitalized Leases and Synthetic Lease Obligations of such Person and all Synthetic Debt of such Person;

(g)   all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest in such Person or any other Person or any warrant, right or option to acquire such Equity Interest, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and

(h)   all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date.

"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

"Indemnitees" has the meaning specified in Section 12.04(b).

"Independent Director" has the meaning specified in Section 6.34(x).

"Information" has the meaning specified in Section 12.07.

"Insurance Premium Account" has the meaning specified in Section 3.01(c)(ii).

"Insurance Premiums" has the meaning specified in Section 9.01(b).

"Insurance Proceeds" has the meaning specified in Section 9.04(b).

"Interest Election Request" means a request by Borrowers to convert or continue a Revolving Borrowing in accordance with Section 2.07.

"Interest Period" means with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as Borrowers may elect (or such other period as may be elected by Borrowers and accepted by each Lender in its discretion); provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period pertaining to a Eurodollar Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no

numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a Revolving Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

"Investment" means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or interest in, another Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit or all or a substantial part of the business of, such Person.

"IRS" means the United States Internal Revenue Service.

"Issuing Bank" means JPMC, in its capacity as issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.05(i). Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of Issuing Bank, in which case the term "Issuing Bank" shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

"JPMC" means JPMorgan Chase Bank, N.A. and its successors.

"Laws" means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"LC Disbursement" means a payment made by Issuing Bank pursuant to a Letter of Credit.

"LC Exposure" means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of Borrowers at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

"LC Note" means a promissory note made by Borrowers in favor of Issuing Bank evidencing potential LC Exposure of such Issuing Bank substantially in the form of Exhibit B-3.

"Leases" has the meaning specified in Article I of the Mortgage with respect to each Collateral Property, but excluding the Operating Lease and Ground Lease with respect to such Collateral Property.

"Legal Requirements" means, with respect to each Collateral Property, Laws affecting any Borrower or any Manager (and for which any such party is liable under a Ground Lease) with respect to any Collateral Property or any part thereof, or the ownership, zoning, construction, use, alteration, occupancy or operation thereof, or any part thereof, whether now or hereafter enacted and in force, and all material permits, licenses and authorizations and regulations relating thereto, and all material covenants, REAs, agreements, restrictions and encumbrances contained in any instruments, either of record or known to any Borrower, at any time in force affecting such Collateral Property or any part thereof, including, without limitation, any which may (a) require repairs, modifications or alterations in or to such Collateral Property or any part thereof, or (b) in any way limit the use and enjoyment thereof.

"Lenders" means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term "Lenders" includes Swingline Lender and Issuing Bank.

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such in such Lender's Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify Borrowers and Administrative Agent.

"Letter of Credit" means any letter of credit issued pursuant to this Agreement.

"LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Page LIBOR 01 of the Reuters screen (or on any successor or substitute page of such page, providing rate quotations comparable to those currently provided on such page of such Service, as determined by Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the "LIBO Rate" with respect to such Eurodollar Borrowing for such Interest Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

"Licenses" has the meaning specified in Section 6.21.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, lien (statutory or other), encumbrance, charge, deed of trust or other security interest, or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

"LLC Agreement" has the meaning specified in Section 6.34.

"Loan" means an extension of credit by a Lender to Borrowers under Article II, including any incremental Loans made pursuant to Section 2.20.

"Loan Documents" means, collectively, this Agreement, the Notes, each Guaranty, the Collateral Documents, the Environmental Indemnity and all other documents executed and/or delivered in connection with the Facility.

"Loan Parties" means, collectively, each Borrower and the Guarantor(s), and "Loan Party" means any one of the Loan Parties.

"Loan to Value Ratio" means, as of any date of determination the ratio of (a) the amount of the Aggregate Commitments (as may be permanently reduced from time to time pursuant to Section 2.08) to (b) the aggregate Appraised Value of all Collateral Properties; provided that for any calculations of Loan to Value Ratio made pursuant to Section 2.18(d) or 2.21(e) in connection with any Stepped Substitution (or during the period of such Stepped Substitution, if applicable), (x) "Available Aggregate Commitments" shall be used in place of "Aggregate Commitments" in clause (a) above and (y) the aggregate Appraised Value of all Collateral Properties shall exclude the Appraised Value of any Released Property.

"Lockbox Account" has the meaning specified in Section 3.01(b).

"Lockbox Account Agreement" has the meaning specified in Section 3.01(b).

"Lockbox Bank" means JPMC.

"Lockbox Period" means either a Lockbox Period (SPE) or a Lockbox Period (Up), as applicable; provided that if a Lockbox Period (SPE) and a Lockbox Period (Up) shall coexist, the Lockbox Period shall continue until a Lockbox Trigger Event Cure has occurred for both Lockbox Trigger Events.

"Lockbox Period (SPE)" means the period commencing upon the occurrence of a Lockbox Trigger Event (SPE) and ending upon the occurrence of a Lockbox Trigger Event Cure (SPE).

"Lockbox Period (Up)" means the period commencing upon the occurrence of a Lockbox Trigger Event (Up) and ending upon the occurrence of a Lockbox Trigger Event Cure (Up).

"Lockbox Trigger Event" means either a Lockbox Trigger Event (SPE) or a Lockbox Trigger Event (Up), as applicable.

"Lockbox Trigger Event (SPE)" means the occurrence of an Event of Default.

"Lockbox Trigger Event (Up)" means, solely to the extent the same does not constitute an Event of Default hereunder, the occurrence of any of the following events with respect to FelCor Op and/or FelCor Trust: (A) filing by such Person of a petition under Section 301 of the Bankruptcy Code or otherwise voluntary commencement by such Person of any proceeding or filing by such Person of any petition seeking liquidation, reorganization or other relief under any similar

Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (B) any involuntary proceeding seeking liquidation, reorganization or other relief in respect to such Person or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (C) application by such Person for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Person or for a substantial part of its assets, (D) filing by such Person of an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) making of a general assignment for the benefit of creditors by such Person or (F) taking of any action for the purpose of effecting any of the foregoing by such Person.

"Lockbox Trigger Event Cure" means either a Lockbox Trigger Event Cure (SPE) or a Lockbox Trigger Event Cure (Up), as applicable.

"Lockbox Trigger Event Cure (SPE)" means with respect to a Lockbox Trigger Event (SPE), the cure of such Event of Default and no other Event of Default shall have occurred and be continuing.

"Lockbox Trigger Event Cure (Up)" means with respect to a Lockbox Trigger Event (Up), the dismissal of such filing without prejudice.

"Major Lease" means: (a) any Operating Lease, (b) any lease which together with all other leases to the same tenant and to all Affiliates of such tenant, (i) provides for ten percent (10%) or more of the total gross income for such Collateral Property, (ii) covers five percent (5%) or more of the total space at such Collateral Property, in the aggregate and (iii) provides for a lease term of more than five (5) years including options to renew; and (c) any instrument guaranteeing or providing credit support for any Major Lease.

"Management Agreements" means, the Dana Point Management Agreement, the Charlotte Management Agreement, the Houston Management Agreement, the Mandalay Beach Management Agreement, the Miami Management Agreement, the Philadelphia Management Agreement, the Pittsburgh Management Agreement, the Santa Monica Management Agreement and any management agreement relating to any Substitute Property, or, if the context requires, any Replacement Management Agreement executed in accordance with the terms and provisions of this Agreement and "Management Agreement" means any of the Management Agreements.

"Management Fee" means, collectively, the Base Management Fees and any Incentive Management Fees payable to any Manager pursuant to its applicable Management Agreement.

"Manager" means, for each Collateral Property, the property manager identified in the definition of each Management Agreement, or, if the context requires, any other Qualified Manager who is managing any Collateral Property in accordance with the terms and provisions of this Agreement.

"Manager Account" means such account as any Manager may from time to time designate by written notice to Administrative Agent.

"Manager's Consent and Subordination of Management Agreement" means, for each Collateral Property, a consent of Manager and subordination in form and substance satisfactory to Administrative Agent.

"Mandalay Beach Franchise Agreement" means the Embassy Suites License Agreement dated December 13, 1996, as amended and assigned, by and between Hospitality Operating Lessee, as licensee, and HLT Existing Franchise Holding L.L.C., as licensor, with respect to the Mandalay Beach Property.

"Mandalay Beach Management Agreement" means the Management Agreement dated as of May 8, 2006, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and Embassy Suites Management LLC, as "Manager," with respect to the Mandalay Beach Property.

"Mandalay Beach Operating Lease" means the Operating Lease dated as of May 8, 1996, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Mandalay Beach Property.

"Mandalay Beach Property" means the property located at 2101 Mandalay Beach Road, Oxnard, CA 93035 and commonly known as Embassy Suites Mandalay Beach, California.

"Material Adverse Effect" means (a) a material adverse change in, or a material adverse effect upon, the business, assets, properties or condition (financial or otherwise) of Guarantor and Borrowers, taken as a whole (which shall not include any such change or effect that affects the hotel or hospitality industries generally); (b) a material impairment of the rights and remedies of Administrative Agent or any Lender under any Loan Document, or of the ability of any Loan Party to perform its material obligations under any Loan Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.

"Material Indebtedness" means Recourse Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Swap Contracts, of any one or more of the Guarantor and its Subsidiaries in an aggregate principal amount exceeding $50,000,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of the Guarantor or any Subsidiary in respect of any Swap Contract at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Guarantor or such Subsidiary would be required to pay if such Swap Contract were terminated at such time.

"Material Property Event" means, with respect to any Collateral Property, the occurrence of any event or circumstance that could reasonably be expected to result in a (a) material adverse effect with respect to the financial condition or the operations of such Collateral Property, (b) material adverse effect on the Appraised Value of such Collateral Property (which shall not include any such change in Appraised Value due to a general decline in the relevant market for such real property) or (c) material adverse effect on the title of such Collateral Property.

"Material Title Defects" means, with respect to any Collateral Property, defects, Liens (other than Liens for local real estate taxes and similar local governmental charges and Permitted Liens), and other encumbrances in the nature of easements, servitudes, restrictions, and rights-of-way that would customarily be deemed unacceptable title exceptions for a prudent lender (*i.e.,* a prudent lender would reasonably determine that such exceptions, individually or in the aggregate, materially impair the title, ownership, use, value or operations of the Collateral Property in question) or which could reasonably be expected to result in a Material Property Event).

"Maturity Date" means the earliest of (a) the Stated Maturity Date, and (b) the date upon which Administrative Agent declares the Obligations due and payable after the occurrence of an Event of Default.

"Maximum Rate" has the meaning specified in Section 12.11.

"Member" has the meaning specified in Section 6.34.

"Miami Franchise Agreement" means the Embassy Suites License Agreement dated September 30, 1996, as amended and assigned, by and between Hospitality Operating Lessee, as licensee, and HLT Existing Franchise Holding L.L.C., as licensor, with respect to the Miami Property.

"Miami Management Agreement" means the Management Agreement dated as of January 2, 2006, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and Embassy Suites Management LLC, as "Manager," with respect to the Miami Property.

"Miami Operating Lease" means the Lease Agreement dated as of January 3, 1996, as amended and assigned, by and between Miami Owner and Hospitality Operating Lessee for the Miami Property.

"Miami Owner" has the meaning specified in the introductory paragraph.

"Miami Property" means the property located at 3974 Northwest South River Drive, Miami, FL 33142 and commonly known as Embassy Suites Miami - International Airport.

"Monthly Capital Expenditures Reserve Deposit" shall mean the greater of (i) one twelfth (1/12) of the amount for FF&E Expenditures set forth in the Approved Annual Budget for such Fiscal Year; and (ii) the quotient obtained by dividing (A) the aggregate Gross Income from Operations for the Properties still subject to the Lien of a Security Instrument for the preceding calendar year (as reflected in Borrowers' annual operating statements as approved and accepted by Administrative Agent) multiplied by four percent (4%) by (B) twelve (12). The Monthly Capital Expenditures Reserve Deposit shall be adjusted annually.

"Monthly Insurance Premium Deposit" means one-twelfth of the Insurance Premiums that Administrative Agent determines based on the Approved Annual Budget from time to time will be payable for the renewal of the coverage afforded by the Policies upon the expiration thereof in order to accumulate with Administrative Agent sufficient funds to pay all such Insurance Premiums as and when due, together with such additional amount as may be specified by

Administrative Agent in any given month to meet the Insurance Premiums due and payable that month.

"Monthly Tax Deposit" means one-twelfth of the Taxes that Administrative Agent determines based on the Approved Annual Budget from time to time will be payable in order to accumulate with Administrative Agent sufficient funds to pay all such Taxes as and when due, together with such additional amount as may be specified by Administrative Agent in any given month to meet the Taxes due and payable that month.

"Moody's" means Moody's Investors Service, Inc.

"Mortgage" means, with respect to each Collateral Property, that certain first priority (Fee and/or Leasehold) Mortgage (or Deed of Trust), Assignment of Leases and Rents, Security Agreement and Fixture Filing executed and delivered by a Borrower (and where applicable, Philadelphia Affiliate Ground Lessor) with respect to any Collateral Property in favor of Administrative Agent for the benefit of the Secured Parties as security for the Obligations and encumbering such Collateral Property.

"MSA" means metropolitan statistical area.

"Net Operating Income" means the amount obtained by subtracting Operating Expenses from Gross Income from Operations.

"Net Proceeds" has the meaning specified in Section 9.04(b).

"Net Proceeds Deficiency" has the meaning specified in Section 9.04(h).

"Net Release Proceeds" means (a) in connection with any sale of any of the Collateral Property the proceeds thereof received by the applicable Borrower in the form of cash, net of attorneys' fees, accountants' fees, investment banking fees, proceeds of rental and business interruption insurance, and other customary fees and expenses actually incurred in connection therewith, not to exceed six percent (6%) of the total proceeds and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements); provided that such 6% cap shall exclude amounts payable as termination fees under any applicable Management Agreements and (b) in connection with any refinancing of any of the Collateral Properties, the cash proceeds received by the applicable Borrower from such refinancing, net of attorneys' fees, investment banking fees, accountants' fees, underwriting discounts, and commissions and other customary fees and expenses actually incurred in connection therewith, not to exceed three percent (3%) of the total proceeds.

"Nonrecourse Indebtedness" means, with respect to a Person, Indebtedness for borrowed money in respect of which recourse for payment (except for customary exceptions for fraud, misapplication of funds, environmental indemnities, violation of "special purpose entity" covenants, bankruptcy, insolvency, receivership or other similar events and other similar exceptions to recourse liability until a claim is made with respect thereto, and then such Indebtedness shall not constitute "Nonrecourse Indebtedness" only to the extent of the amount of such claim) is

27

contractually limited to specific assets of such Person encumbered by a Lien securing such Indebtedness.

"Note" means a promissory note (or amended and restated promissory note) made by Borrowers in favor of a Lender evidencing Loans made by such Lender substantially in the form of Exhibit B-1, or any Swingline Note or LC Note, as applicable.

"O&M Program" means, with respect to each of the Dana Point Property, the Houston Property and the Mandalay Beach Property, the asbestos operations and maintenance program required for such Collateral Property under Section 7.24, and any operations and maintenance program required by Administrative Agent for any Substitute Property, as developed by Borrowers and approved by Administrative Agent, as the same may be amended, replaced, supplemented or otherwise modified from time to time with the consent of Administrative Agent, which shall not be unreasonably withheld.

"Obligations" means all advances to, and debts, liabilities, obligations (including any reimbursement of LC Disbursements), covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan or Letter of Credit, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Subsidiary thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

"OFAC" means Office of Foreign Assets Control of the United States Department of the Treasury.

"Officer's Certificate" means the certificate of a Responsible Officer of the applicable Borrower, which shall be in form and substance reasonably satisfactory to Administrative Agent, and in the case of Sections 2.17(b), 2.18(g), 5.01(a)(viii), 5.02(e) and 7.10(b) and (c), shall be in the form of Exhibits E-1, E-2 or E-3, as applicable.

"Operating Equipment and Supplies" means all chinaware, glassware, linens, silverware, tools, kitchen utensils, uniforms, engineering and housekeeping tools and utensils, food and beverage items, fuel, soap, mechanical stores, cleaning supplies and materials, matches, stationary, paper supplies, laundry supplies, food service preparation utensils, housekeeping supplies, accounting supplies and other immediately consumable items used in the operation of a Collateral Property.

"Operating Expenses" means the total of all expenditures, computed in accordance with GAAP, of whatever kind relating to the operation, maintenance and management of the Collateral Properties that are incurred on a regular monthly or other periodic basis, including without limitation, utilities, ordinary repairs and maintenance, insurance premiums, license fees, property taxes and assessments, advertising expenses, Management Fees, franchise fees, payroll and related taxes, computer processing charges, operational equipment or other lease payments permitted

hereunder, and other similar costs, but excluding depreciation, Debt Service and Capital Expenditures.

"Operating Lease Subordination Agreements" means subordination agreements in form and substance satisfactory to Administrative Agent relating to each Operating Lease.

"Operating Leases" means the Dana Point Operating Lease, the Charlotte Operating Lease, the Houston Operating Lease, the Mandalay Beach Operating Lease, the Miami Operating Lease, the Philadelphia Operating Lease, the Pittsburgh Operating Lease, the Santa Monica Operating Lease and any operating lease relating to any Substitute Property, and "Operating Lease" means any one of the Operating Leases.

"Operating Lessees" has the meaning specified in the introductory paragraph.

"Organizational Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"Original Borrower" has the meaning specified in the introductory paragraph.

"Original Closing Date" means May 4, 2011.

"Original Credit Agreement" has the meaning specified in the introductory paragraph.

"Original Lenders" has the meaning specified in the introductory paragraph.

"Other Charges" means all personal property taxes, ground rents, maintenance charges, impositions other than Taxes and any other charges, including, without limitation, vault charges and license fees for the use of vaults, chutes and similar areas adjoining any Collateral Property, now or hereafter levied or assessed or imposed against such Collateral Property or any part thereof.

"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 4.06).

"Outstanding Amount" means the aggregate outstanding principal amount of Loans after giving effect to any Borrowings and prepayments or repayments as the case may be, occurring on such date.

"Overhead Sharing Agreement" means that certain Overhead Sharing Agreement dated as of January 1, 2012, by and among Borrowers, FelCor Op and the certain other parties thereto.

"Owners" has the meaning specified in the introductory paragraph.

"Parent" means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

"Participant" has the meaning specified in Section 12.06(d).

"Participant Register" has the meaning assigned to such term in Section 12.06(d).

"Patriot Act" has the meaning specified in Section 12.18.

"Payment Date" means the first (1st) day of each calendar month, or if such day is not a Business Day, the immediately succeeding Business Day, and the Maturity Date.

"Permitted Investments" means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(b) investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody's;

(c) investments in certificates of deposit, banker's acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and

(e) money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody's and (iii) have portfolio assets of at least $5,000,000,000.

"Permitted Lien" has the meaning specified in Section 8.03.

"Permitted Personal Property Lien" has the meaning specified in Section 8.04.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Personal Property" has the meaning specified in Article I of the Mortgage with respect to each Collateral Property.

"Philadelphia Affiliate Ground Lease" means the Ground Lease, dated as of June 5, 2009, between the Philadelphia Affiliate Ground Lessor and Hospitality Owner.

"Philadelphia Affiliate Ground Lessor" means FelCor Pennsylvania Company, L.L.C., a Delaware limited liability company, and any successor thereto as permitted pursuant to this Agreement.

"Philadelphia Management Agreement" means the Management Agreement dated as of June 30, 2001, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and IHG, as "Manager," with respect to the Philadelphia Property.

"Philadelphia Operating Lease" means the Operating Lease dated as of July 29, 1998, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Philadelphia Property.

"Philadelphia Property" means the property located at 400 Arch Street, Philadelphia, PA 19106 and commonly known as Holiday Inn Philadelphia, Pennsylvania.

"Physical Condition Report" means, with respect to each Collateral Property, a structural engineering report prepared by a company satisfactory to Administrative Agent regarding the physical condition of such Collateral Property, satisfactory in form and substance to Administrative Agent in its reasonable discretion, which report shall, among other things, (a) confirm that such Collateral Property and its use complies, in all material respects, with all applicable Legal Requirements (including, without limitation, zoning, subdivision and building laws) and (b) include a copy of a final certificate of occupancy with respect to all Improvements on such Collateral Property.

"Pittsburgh Ground Lease" means the Ground Lease dated as of January 29, 1988 as amended and assigned, between Pittsburgh Ground Lessor and Hospitality Owner.

"Pittsburgh Ground Lessor" means the Trustees of the Masonic Temple Trust and The Masonic Fund Society for the County of Allegheny, and any successor thereto.

"Pittsburgh Management Agreement" means the Management Agreement dated as of June 30, 2001, as amended by First Amendment to Management Agreement dated as of July 1, 2001 as further amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and IHG, as "Manager," with respect to the Pittsburgh Property.

"Pittsburgh Operating Lease" means the Lease Agreement dated as of October 27, 1998, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Pittsburgh Property.

"Pittsburgh Property" means the property located at 100 Lytton Avenue, Pittsburgh, Pennsylvania 15213 and commonly known as Holiday Inn Pittsburgh at University Center.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by a Borrower or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

"Plan Assets" has the meaning set forth in 29 C.F.R. section 25 10.3-101, as modified by Section 3(42) of ERISA.

"Platform" means IntraLinks or another similar electronic system.

"Pledge Agreement" means with respect to each Borrower's Principal, that certain Amended and Restated Pledge Agreement executed and delivered by such Principal with respect to its equity interest in the applicable Borrower, in favor of Administrative Agent for the benefit of the Secured Parties.

"Policy" has the meaning specified in Section 9.01(b).

"Prime Rate" means the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its office located at 270 Park Avenue, New York, New York; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

"Principal" means, with respect to any limited liability company, its sole member; and with respect to any limited partnership, its general partner.

"Prohibited Person" means any Person (a) listed in the Annex to the Executive Order or identified pursuant to Section 1 of the Executive Order; (b) that is owned or controlled by, or acting for or on behalf of, any Person listed in the Annex to the Executive Order or identified pursuant to the provisions of Section 1 of the Executive Order; (c) with whom a Lender is prohibited from dealing or otherwise engaging in any transaction by any terrorism or anti-laundering law, including the Executive Order; (d) who commits, threatens, conspires to commit, or support "terrorism" as defined in the Executive Order; (e) who is named as a "Specially designated national or blocked person" on the most current list published by the OFAC at its official website, at http://

www.treas.gov/offices/enforcement/ofac/sdn/t11sdn.pdf or any replacement website or other replacement official publication of such list; or (f) who is owned or controlled by a Person listed above in clause (c) or (e).

"Property Accounts" has the meaning specified in Section 3.01(a).

"Property Release Cap" means the following criteria that limit the number of Collateral Properties that Borrowers may release from the Collateral from time to time in connection with Sections 2.18 and 2.21: (i) at all times during any Stepped Substitution at least seven Properties must remain in the Facility; (ii) five Properties must remain in the Facility at all times; and (iii) in connection with any Property released through a Property Sale or Updated Appraisal, which reduces the total Properties in the Facility to a number less than seven, there shall be a permanent reduction of the Aggregate Commitment by an amount equal to the applicable Release Price. For avoidance of doubt, if the Released Property in a Stepped Substitution brings the number of Collateral Properties in the Facility to seven, and any further release of Collateral Property occurs prior to the date that the applicable Substitute Property has been added to the Collateral, such release shall be deemed permanent and any payments required by Section 2.18(f) shall be immediately due and payable.

"Proposed Substitute Property" means any Identified Substitute Property and any Unidentified Substitute Property.

"Qualified Franchisor" shall mean either (a) a Franchisor; (b) any one or more of Hilton Hotels Corporation, Marriott International, Inc., Hyatt Hotels Corporation, Intercontinental Hotels Group, Wyndham Hotels & Resorts or Starwood Hotels & Resorts, Inc., including any wholly-owned subsidiary of any of the foregoing; or (c) in the reasonable judgment of Administrative Agent, a reputable and experienced franchisor possessing experience in flagging hotel properties similar in size, scope, use and value as the Collateral Properties, provided, that, in all cases the Collateral Properties shall continue to be operated as an upper-upscale full service hotel of comparable quality to the Embassy Suites or Holiday Inns brands.

"Qualified Insurer" has the meaning specified in Section 9.01(b).

"Qualified Manager" means any Manager or another reputable and experienced professional management organization (a) which manages, together with its Affiliates, one hundred fifty (150) properties of a type, quality and size similar to the Collateral Properties, totaling in the aggregate no less than 30,000 guest rooms and (b) prior to whose employment as manager of a Collateral Property shall have been approved by Administrative Agent, which approval shall not be unreasonably withheld, delayed or conditioned. For purposes of this Agreement, Aimbridge Hospitality, Davidson Hotel Company, Highgate Holdings, Inc., Interstate Management Company L.L.C. and Wyndham Worldwide Corporation, including any wholly-owned subsidiary of any of the foregoing that provides hotel management services, and any one or more of the Qualified Franchisors are deemed to be Qualified Managers.

"Rating Agencies" means each of S&P, Moody's, and Fitch, and any other nationally-recognized statistical rating agency which has been approved by Administrative Agent.

"REAs" means each construction, operation, and reciprocal easement agreements or similar agreements (including any separate agreements or other agreements between a Loan Party and one or more other parties to any REA with respect to such REA) affecting any Collateral Property or portion thereof, and "REA" means any one of the REAs.

"Recipient" means (a) Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable.

"Recourse Indebtedness" means any Indebtedness which is not Nonrecourse Indebtedness. If any Indebtedness is partially Nonrecourse Indebtedness and partially Recourse Indebtedness, only the portion that is Recourse Indebtedness shall be included as Recourse Indebtedness for purposes hereof.

"Register" has the meaning specified in Section 12.06(c).

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, members, directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"Release" of any Hazardous Materials means any release, deposit, discharge, emission, leaking, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Materials.

"Release Price" means for a Collateral Property as of any date of determination, an amount equal to (a) if seven or more Collateral Properties shall remain in the Collateral after such release, one hundred ten percent (110%), and (b) if less than seven Collateral Properties shall remain in the Collateral after such release, one hundred fifteen percent (115%), in each case, of the Allocated Loan Amount for such Collateral Property.

"Released Property" is defined in Section 2.21.

"Renewal Lease" has the meaning specified in Section 7.16(a).

"Rents" has the meaning specified in Article I of the Mortgage with respect to each Collateral Property.

"Replacement Franchise Agreement" means, with respect to any Franchised Property, collectively, (a) either (i) a franchise agreement with a Qualified Franchisor substantially in the same form and substance as the initial Franchise Agreement for such Franchised Property and on the same or more favorable terms to the applicable Operating Lessee, or (ii) a franchise agreement with a Qualified Franchisor, which franchise agreement shall be acceptable to Administrative Agent in form and substance, and (b) a franchisor estoppel and recognition agreement or other "comfort letter" substantially in the form delivered to Administrative Agent on or about May 4, 2011, with respect to the Original Borrowers, and on or about December 11, 2012, with respect to Miami Owner (or such other form acceptable to Administrative Agent), executed and delivered to Administrative Agent by the applicable Operating Lessee and the applicable

Franchisor at Borrowers' expense; provided, however, with respect to any expiring or replacement Franchise Agreement, Borrowers shall notify Administrative Agent, but shall not be required to obtain Administrative Agent's consent in the event that the Franchise Agreement in effect on the date hereof is extended on the same or more favorable terms to the applicable Operating Lessee as prior to the expiration thereof, provided further that if such Franchise Agreement is modified, extended supplemented or replaced a franchisor estoppel and recognition or other "comfort letter" shall be provided as described in (b) above.

"Replacement Management Agreement" means, collectively, (a) either (i) a management agreement with a Qualified Manager substantially in the same form and substance as the initial Management Agreement for such Collateral Property and on the same or more favorable terms to the applicable Operating Lessee, or (ii) a management agreement with a Qualified Manager, which management agreement shall be acceptable to Administrative Agent in form and substance, (b) if requested by Administrative Agent, a conditional assignment of management agreement or subordination and attornment agreement in such form acceptable to Administrative Agent executed and delivered to Administrative Agent by the applicable Operating Lessee and such Qualified Manager at Borrowers' expense; provided, however, with respect to any expiring or replacement Management Agreement, Borrowers shall notify Administrative Agent but shall not be required to obtain Administrative Agent's consent in the event that the Management Agreement in effect on the date hereof is extended on the same or more favorable terms to the applicable Operating Lessee as prior to the expiration thereof.

"Required Lenders" means, as of any date of determination, the Lenders having Revolving Credit Exposure and unused Commitments representing more than fifty and one hundredth percent (50.01%) of the sum of the total Revolving Credit Exposures and unused Commitments at such time; provided that the portion of the Revolving Credit Exposures and unused Commitments held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

"Reserve Accounts" has the meaning specified in Section 3.01(c).

"Responsible Officer" means the president or any vice president of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary organizational action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

"Restatement Date" means the first date all the conditions precedent in Section 5.01 are satisfied or waived in accordance with Section 12.01.

"Restoration" means the repair and restoration of a Collateral Property after a Casualty or Condemnation as nearly as possible to the condition the Collateral Property was in immediately prior to such Casualty or Condemnation, with such alterations as may be approved by Administrative Agent, and in accordance with applicable Laws and the requirements of any applicable Management Agreement, Franchise Agreement and Operating Lease.

"Restricted Party" means any Borrower, any Principal of a Borrower or any Affiliated Manager or any shareholder, partner or member or any direct or indirect legal or beneficial owner of, any Borrower, any Principal of a Borrower or any Affiliated Manager; provided, however, that for purposes of Section 8.03 only in no event shall (a) FelCor Trust or FelCor Op be deemed a Restricted Party, nor (b) any direct or indirect beneficial owner of the entities listed in (a) be deemed a Restricted Party solely because of its direct or indirect beneficial ownership of such entities.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person's stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment, or any intercompany advance to an Affiliate of a Person as reflected on the books and records of such Person.

"Revolving Credit Exposure" means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender's Revolving Loans, LC Exposure and Swingline Exposure at such time.

"Revolving Loan" means a Loan made pursuant to Section 2.01.

"S&P" means Standard & Poor's Ratings Services, a division of McGraw-Hill, Inc.

"Sale Triggered Release" has the meaning specified in Section 2.18.

"Santa Monica Management Agreement" means the Management Agreement dated as of March 11, 2004, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and IHG, as "Manager," with respect to the Santa Monica Property.

"Santa Monica Operating Lease" means the Operating Lease dated as of March 1, 2004, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Santa Monica Property.

"Santa Monica Property" means the property located at 120 Colorado Avenue, Santa Monica, California 90401 and commonly known as Holiday Inn Santa Monica, California.

"Second Amendment" has meaning specified in introductory paragraph.

"Secured Parties" means, collectively, Administrative Agent, the Lenders, each co-agent or sub-agent appointed by Administrative Agent from time to time pursuant to Section 11.05, and the other Persons the Obligations owing to which are or are purported to be secured by the Collateral under the terms of the Collateral Documents.

"Security Deposit" has the meaning specified in Section 7.16(e).

"Senior Secured Notes" means, as applicable, the Senior Secured Notes (2014), Senior Secured Notes (2019), and when issued, the Senior Secured Notes (2023), as applicable.

"Senior Secured Notes Indenture" means Senior Secured Notes Indenture 2009, the Senior Secured Notes Indenture 2011 and the Senior Secured Notes Indenture 2012.

"Senior Secured Notes Indenture 2009" means the Indenture dated as of October 1, 2009, among FelCor Op (as assignee of FelCor Escrow Holdings, L.L.C.), FelCor Trust and its subsidiaries, as guarantors, and U.S. Bank National Association, as trustee and collateral agent, as modified by a First Supplemental Indenture dated as of October 12, 2009, a Second Supplemental Indenture dated as of October 13, 2009, a Third Supplemental Indenture dated as of March 23, 2010, a Fourth Supplemental Indenture dated as of March 3, 2011, and a Fifth Supplemental Indenture, dated as of May 23, 2011, pursuant to which the Senior Secured Notes (2014) are issued.

"Senior Secured Notes Indenture 2011" means the Indenture dated as of May 10, 2011, FelCor Op (as assignee of FelCor Escrow Holdings, L.L.C.), as issuer, FelCor Trust and its subsidiaries, as guarantors, and Wilmington Trust Company, as Trustee and Deutsche Bank Trust Company Americas, as Collateral Agent, Registrar and Paying Agent, and the other parties thereto, as modified by a First Supplemental Indenture dated as of May 23, 2011, pursuant to which the Senior Secured Notes (2019) are issued.

"Senior Secured Notes Indenture 2012" means the senior secured notes indenture entered into as of December 17, 2012, by and among FelCor Op, FelCor Trust and its subsidiaries, as guarantors, and U.S. Bank National Association, as trustee and collateral agent, pursuant to which the Senior Secured Notes (2023) are issued.

"Senior Secured Notes (2014)" means the 10% Senior Secured Notes Due 2014 of FelCor Op, issued pursuant to the Senior Secured Notes Indenture 2009.

"Senior Secured Notes (2019)" means the 6.75% Senior Secured Notes Due 2019 of FelCor Op, issued pursuant to the Senior Secured Notes Indenture 2011.

"Senior Secured Notes (2023)" means the 5.625% Senior Secured Notes Due 2023, of FelCor Op, issued pursuant to the Senior Secured Notes Indenture 2012.

"Special Member" has the meaning specified in Section 6.34.

"Stated Maturity Date" means, June 18, 2016, or such later date as may be extended pursuant to Section 2.17.

"Statutory Reserve Rate" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which Administrative Agent is subject for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D.

Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of Borrowers.

"Stepped Substitution" is defined in Section 2.21(c).

"Substitute Property" means any Proposed Substitute Property which becomes Collateral pursuant to the terms and conditions of Section 2.21, once the Substitution Date has occurred with respect to each such Proposed Substitute Property.

"Substitution" means the successful substitution of a Proposed Substitute Property for a Released Property pursuant to Section 2.21.

"Substitution Date" is defined in Section 2.21(c).

"Super-Majority Lenders" means, as of any date of determination, the Lenders having Revolving Credit Exposure and unused Commitments representing more than sixty-six and two-thirds percent (66-2/3%) of the sum of the total Revolving Credit Exposures and unused Commitments at such time; provided that the portion of the Revolving Credit Exposures and unused Commitments held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Super-Majority Lenders.

"Survey" has the meaning specified in Section 5.01(a)(x).

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International

Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any master agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) from the date such Swap Contracts have been closed out and termination value (s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

"Swingline Exposure" means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

"Swingline Lender" means JPMorgan Chase Bank, in its capacity as lender of Swingline Loans hereunder.

"Swingline Loan" means a Loan made pursuant to Section 2.04.

"Swingline Note" means a promissory note made by Borrowers in favor of Swingline Lender evidencing Swingline Loans made by such Swingline Lender substantially in the form of Exhibit B-2.

"Synthetic Debt" means, with respect to any Person as of any date of determination thereof, all obligations of such Person in respect of transactions entered into by such Person that are intended to function primarily as a borrowing of funds (including any minority interest transactions that function primarily as a borrowing) but are not otherwise included in the definition of "Indebtedness" or as a liability on the consolidated balance sheet of such Person and its Subsidiaries in accordance with GAAP.

"Synthetic Lease Obligation" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any Debtor Relief Laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"Tax Account" has the meaning specified in Section 3.01(c)(i).

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Terrorism Exclusion" has the meaning specified in Section 9.01(a)(x).

"Terrorism Insurance" has the meaning specified in Section 9.01(a)(x).

"Terrorism Insurance Cap" has the meaning specified in Section 9.01(a)(x).

"Terrorism Insurance Required Amount" has the meaning specified in Section 9.01 (a)(x).

"Title Company" means such title insurance companies acceptable to Administrative Agent.

"Title Insurance Commitments" means the commitments to issue the Title Policies, issued by the Title Company for each Collateral Property, along with copies of all instruments creating or evidencing exceptions or encumbrances to title.

"Title Policies" means an ALTA or equivalent form of Mortgagee Title Policy from the Title Company and insuring the priority and sufficiency of the Mortgages as first Liens upon the applicable Collateral Properties, (a) in an aggregate amount acceptable to Administrative Agent, (b) showing all easements or other matters affecting the Collateral Properties, all subject only to such exceptions or qualifications as are reasonably acceptable to Administrative Agent, (c) insuring the priority of Secured Party's Liens granted by the Mortgages against all possible contractors', suppliers, and mechanics' lien claims that heretofore or hereafter arise, as well as survey matters which could result in a Material Title Defect, and (d) to the extent available, containing any customary endorsements or assurances that Administrative Agent acting on behalf of the Secured Parties may request for protection of its interests including, but not limited to (i) zoning endorsements, (ii) variable rate endorsements, (iii) usury endorsements, (iv) comprehensive endorsements, (v) access endorsements, insuring that there will be at least one location at each Collateral Property with unlimited vehicular ingress and egress to an adjacent street, and (vi) other customary endorsements requested by Administrative Agent and its counsel.

"Trading with the Enemy Act" has the meaning assigned to it in Section 6.45.

"Transfer" means, with respect to any property, rights, or interests, any sale, deed, conveyance, lease, mortgage, grant, bargain, encumbrance, pledge, assignment, grant of options with respect to, installment sales contracts for, or other transfer or disposition, in whole or in part, with respect to any legal or beneficial interest therein, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and whether or not for consideration or of record. With respect to Restricted Parties, the term "Transfer" shall include the following: (a) if a Restricted Party is a corporation, any merger, consolidation or sale or pledge of such corporation's stock or the creation or issuance of new stock; (b) if a Restricted Party is a limited or general partnership or joint venture, any merger or consolidation or the change, removal, resignation or addition of a general partner or the sale or pledge of the partnership interest of any general partner or any profits or proceeds relating to such partnership interest, or the sale or pledge of limited partnership interests or any profits or proceeds relating to such limited partnership interests or the creation or issuance of new limited partnership interests; (c) if a Restricted Party is a limited liability company, any merger or consolidation or the change, removal, resignation or addition of a managing member (or if no managing member, any member) or the sale or pledge of the membership interest of a managing

member (or if no managing member, any member) or any profits or proceeds relating to such membership interest, or the sale or pledge of non-managing membership interests or the creation or issuance of new non-managing membership interests; and (d) if a Restricted Party is a trust or nominee trust, any merger, consolidation or the sale or pledge of the legal or beneficial interest in a Restricted Party or the creation or issuance of new legal or beneficial interests.

"Type", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

"UCC" means the Uniform Commercial Code as in effect in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, "UCC" means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

"Unaudited Financial Statements" means, if available, the pro-forma unaudited balance sheets of each Borrower and its Subsidiaries for the Fiscal Year ended September 30, 2012, and the related statements of income or operations for such period of each Borrower.

"Unidentified Substitute Property" means any property, other than an Identified Substitute Property, that is proposed to be used as a Substitute Property, but which is subject to the consent of the Required Lenders pursuant to Section 2.21(c)(iii).

"United States" and "U.S." mean the United States of America.

"U.S. Person" means a "United States person" within the meaning of Section 7701 (a)(30) of the Code.

"U.S. Tax Compliance Certificate" has the meaning assigned to such term in Section 4.01(f)(ii)(B)(3).

1.02.   Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)   The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organizational Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any

reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Preliminary Statements, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Preliminary Statements, Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(i) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(ii) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03. Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a "Revolving Loan") or by Type (e.g., a "Eurodollar Loan") or by Class and Type (e.g., a "Eurodollar Revolving Loan"). Borrowings also may be classified and referred to by Class (e.g., a "Revolving Borrowing") or by Type (e.g., a "Eurodollar Borrowing") or by Class and Type (e.g., a "Eurodollar Revolving Borrowing").

1.04. Accounting Terms. i) Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Unaudited Financial Statements, except as otherwise specifically prescribed herein.

(b) Changes in GAAP. If at any time any change in GAAP occurring after the Restatement Date would affect Borrowers in their computation of any financial ratio or requirement set forth in any Loan Document, and any Borrower or the Required Lenders shall so request, Administrative Agent, the Lenders and Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) Borrowers shall provide to Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a

reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

1.05. <u>Rounding</u>. Any financial ratios required to be maintained by Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.06. <u>Times of Day</u>. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.07. <u>Joint and Several Obligations</u>.

(a)   All representations contained herein shall be deemed individually made by each Borrower, and each of the covenants, agreements, and obligations set forth herein shall be deemed to be the joint and separate covenants, agreements, and obligations of each Borrower. Any notice, request, consent, report, or other information or agreement delivered by any Borrower shall be deemed to be ratified by, consented to, and also delivered by the other Borrowers. Each Borrower recognizes and agrees that each covenant and agreement of a "Borrower" and "Borrowers" in this Agreement and in any other Loan Document shall create a joint and several obligation of such entities, which may be enforced against such entities jointly, or against each entity separately.

(b)   Each Borrower hereby irrevocably and unconditionally agrees: (i) that it is jointly and severally liable to Administrative Agent and the Lenders for the full and prompt payment of the Obligations and the performance by each Borrower of its obligations hereunder in accordance with the terms hereof; (ii) to fully and promptly perform all of its obligations hereunder with respect to the Obligations; and (iii) as a primary obligation to indemnify Administrative Agent and the Lenders on demand for and against any loss (including losses due to Administrative Agent's or any Lender's negligence but excluding losses determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of Administrative Agent or any Lender) actually incurred by such Administrative Agent or any Lender as a result of any of the obligations of any one or more of Borrowers being or becoming void, voidable, unenforceable, or ineffective for any reason whatsoever, whether or not known to Administrative Agent, any Lender, or any other Person.

(c)   Each Borrower waives as to each of the other Borrowers: (i) the amendment, extension, renewal, compromise, discharge, acceleration or otherwise changing the time for payment of, or any other terms with respect to, the Obligations or any part thereof or any substitution of Collateral (to the extent the foregoing has occurred in accordance with any applicable requirements of Section 12.01); (ii) any defense arising by reason of any disability or other defense of any of the other Borrowers or the cessation from any cause whatsoever (including any act or omission of the other Borrowers or Principal of any Borrower) of the liability of the other Borrowers; (iii) any right to require Administrative Agent or any Lender

to proceed against or exhaust any security for the Obligations, or pursue any other remedy in Administrative Agent or any Lender's power whatsoever; and (iv) to the fullest extent permitted by law, any and all other defenses or benefits that may be derived from or afforded by applicable law limiting the liability of or exonerating guarantors or sureties.

ARTICLE II

THE COMMITMENTS AND LOANS

2.01.   Commitments. Subject to the terms and conditions set forth herein, each Lender agrees to make Revolving Loans to Borrowers from time to time during the Availability Period in an aggregate principal amount that will not result in (a) such Lender's Revolving Credit Exposure exceeding such Lender's Commitment or (b) the sum of the total Revolving Credit Exposures exceeding the Aggregate Commitments. Within the foregoing limits and subject to the terms and conditions set forth herein, Borrowers may borrow, prepay and reborrow Revolving Loans.

2.02.   Loans and Borrowings. ii) Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender's failure to make Loans as required.

(b)   Subject to Section 2.13, each Revolving Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as Borrowers may request in accordance herewith. Each Swingline Loan shall be an ABR Loan. Each Lender at its option may make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of Borrowers to repay such Loan in accord-ance with the terms of this Agreement.

(c)   At the commencement of each Interest Period for any Eurodollar Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. At the time that each ABR Revolving Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $100,000 and not less than $500,000; provided that an ABR Revolving Borrowing and a Eurodollar Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of Aggregate Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(e). Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of five (5) Eurodollar Revolving Borrowings outstanding.

(d)   Notwithstanding any other provision of this Agreement, Borrowers shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

2.03. Requests for Revolving Borrowings. To request a Revolving Borrowing, Borrowers shall notify Administrative Agent of such request by telephone (a) in the case of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of the proposed Borrowing or (b) in the case of an ABR Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of the proposed Borrowing; provided that any such notice of an ABR Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(e) may be given not later than 10:00 a.m., New York City time, on the date of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery, electronic delivery or telecopy to Administrative Agent of a written Borrowing Request in a form approved by Administrative Agent and signed by Borrowers.   Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

> (i)   the aggregate amount of the requested Borrowing;

> (ii)   the date of such Borrowing, which shall be a Business Day;

> (iii)   whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing;

> (iv)   in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "Interest Period"; and

> (v)   the location and number of Borrowers' account to which funds are to be disbursed, which shall comply with the requirements of Section 2.06.

If no election as to the Type of Revolving Borrowing is specified, then the requested Revolving Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Revolving Borrowing, then Borrowers shall be deemed to have selected an Interest Period of one month's duration. Promptly following receipt of a Borrowing Request in accordance with this Section, Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender's Loan to be made as part of the requested Borrowing.

2.04. Swingline Loans. iii) Subject to the terms and conditions set forth herein, Swingline Lender agrees to make Swingline Loans to Borrowers from time to time during the Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding $25,000,000 or (ii) the sum of the total Revolving Credit Exposures exceeding the Aggregate Commitments; provided that Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, Borrowers may borrow, prepay and reborrow Swingline Loans.

> (b)   To request a Swingline Loan, Borrowers shall notify Administrative Agent of such request by telephone (confirmed by electronic delivery or telecopy), not later than 12:00 noon, New York City time, on the day of a proposed Swingline Loan. Each such

notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan. Administrative Agent will promptly advise Swingline Lender of any such notice received from Borrowers. Swingline Lender shall make each Swingline Loan available to Borrowers by means of a credit to the general deposit account of Borrowers or their designee with Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e), by remittance to Issuing Bank) by 3:00 p.m., New York City time, on the requested date of such Swingline Loan.

(c)   Swingline Lender may by written notice given to Administrative Agent not later than 10:00 a.m., New York City time, on any Business Day require the Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which the Lenders will participate. Promptly upon receipt of such notice, Administrative Agent will give notice thereof to each Lender, specifying in such notice such Lender's Applicable Percentage of such Swingline Loan or Loans. Each Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to Administrative Agent, for the account of Swingline Lender, such Lender's Applicable Percentage of such Swingline Loan or Loans. Each Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and Administrative Agent shall promptly pay to Swingline Lender the amounts so received by it from the Lenders. Administrative Agent shall notify Borrowers of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to Administrative Agent and not to Swingline Lender. Any amounts received by Swingline Lender from Borrowers (or other party on behalf of Borrowers) in respect of a Swingline Loan after receipt by Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to Administrative Agent; any such amounts received by Administrative Agent shall be promptly remitted by Administrative Agent to the Lenders that shall have made their payments pursuant to this paragraph and to Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to Swingline Lender or to Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to Borrowers for any reason. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve Borrowers of any default in the payment thereof.

2.05.   Letters of Credit.

(a)   General. Subject to the terms and conditions set forth herein, any Borrower may request the issuance of Letters of Credit as the applicant thereof for the support of its obligations, in a form reasonably acceptable to Administrative Agent and Issuing Bank, at any time and from time to time during the Availability Period. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by any Borrower to, or entered into by such Borrower with, Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b)   Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by Issuing Bank) to Issuing Bank and Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension, but in any event no less than three Business Days) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by Issuing Bank, Borrower also shall submit a letter of credit application on Issuing Bank's standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed $5,000,000 and (ii) the sum of the total Revolving Credit Exposures shall not exceed the Aggregate Commitments.

(c)   Expiration Date. Each Letter of Credit shall expire (or be subject to termination by notice from the Issuing Bank to the beneficiary thereof) at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date.

(d)   Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of Issuing Bank or the Lenders, Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender's Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to Administrative Agent, for the account of Issuing Bank, such Lender's Applicable Percentage of each LC Disbursement made by Issuing Bank and not reimbursed by Borrowers on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to Borrowers for

any reason. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph with respect to Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) <u>Reimbursement.</u> If Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, Borrowers shall reimburse such LC Disbursement by paying to Administrative Agent an amount equal to such LC Disbursement not later than 3:00 pm, New York City time, on (i) the Business Day that Borrowers receive such notice, if such notice is received prior to 10:00 a.m., New York City time, on the day of receipt, or (ii) the Business Day immediately following the day that Borrowers receive such notice, if such notice is not received prior to such time on the day of receipt; <u>provided</u> that, if such LC Disbursement is not less than $500,000 Borrowers may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.04 that such payment be financed with an ABR Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, Borrowers' obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Borrowing or Swingline Loan. If Borrowers fail to make such payment when due, Administrative Agent shall notify each Lender of the applicable LC Disbursement, the payment then due from Borrowers in respect thereof and such Lender's Applicable Percentage thereof. Promptly following receipt of such notice, each Lender shall pay to Administrative Agent its Applicable Percentage of the payment then due from Borrowers, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, <u>mutatis mutandis</u>, to the payment obligations of the Lenders), and Administrative Agent shall promptly pay to Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by Administrative Agent of any payment from Borrowers pursuant to this paragraph, Administrative Agent shall distribute such payment to Issuing Bank or, to the extent that the Lenders have made payments pursuant to this paragraph to reimburse Issuing Bank, then to such Lenders and Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse Issuing Bank for any LC Disbursement (other than the funding of ABR Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve any Borrower of its obligation to reimburse such LC Disbursement.

(f) <u>Obligations Absolute.</u> Each Borrower's obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be joint and several, absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of

such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, any Borrower's obligations hereunder. Neither Administrative Agent, the Lenders nor Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of Issuing Bank; provided that the foregoing shall not be construed to excuse Issuing Bank from liability to Borrowers to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by Borrowers to the extent permitted by applicable law) suffered by Borrowers that are caused by Issuing Bank's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of Issuing Bank (as finally determined by a court of competent jurisdiction), Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g)   Disbursement Procedures. Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. Issuing Bank shall promptly notify Administrative Agent and Borrower by telephone (confirmed by telecopy) of such demand for payment and whether Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve Borrower of its obligation to reimburse Issuing Bank and the Lenders with respect to any such LC Disbursement.

(h)   Interim Interest. If Issuing Bank shall make any LC Disbursement, then, unless Borrowers shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that Borrowers reimburse such LC Disbursement, at the rate *per annum* then applicable to ABR Revolving Loans; provided that, if Borrowers fail to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.13 shall apply. Interest accrued pursuant to this paragraph shall be for the account of Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this

Section to reimburse Issuing Bank shall be for the account of such Lender to the extent of such payment.

(i)   Replacement of the Issuing Bank. Issuing Bank may be replaced at any time by written agreement among Borrowers, Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. Administrative Agent shall notify the Lenders of any such replacement of Issuing Bank. At the time any such replacement shall become effective, Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.12(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term "Issuing Bank" shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j)   Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that Borrowers receive notice from Administrative Agent or Required Lenders (or, if the maturity of the Loans has been accelerated, the Lenders with LC Exposure representing greater than 50.01% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, Borrowers shall deposit in an account with Administrative Agent, in the name of Administrative Agent and for the benefit of the Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to Borrowers described in clause (f) or (g) of Article X. Such deposit shall be held by Administrative Agent as collateral for the payment and performance of the obligations of Borrowers under this Agreement. Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of Administrative Agent and at Borrowers' risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by Administrative Agent to reimburse Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of the Lenders with LC Exposure representing greater than 50.01% of the total LC Exposure), be applied to satisfy other obligations of Borrowers under this Agreement. If Borrowers are required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to Borrowers within three Business Days after all Events of Default have been cured or waived.

2.06. <u>Funding of Borrowings</u>.   iv) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, New York City time, to the account of Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided that Swingline Loans shall be made as provided in Section 2.04. Administrative Agent will make such Loans available to Borrowers by promptly crediting the amounts so received, in like funds, to an account maintained with Administrative Agent in New York City and designated by Borrowers in the applicable Borrowing Request; provided that ABR Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e) shall be remitted by Administrative Agent to Issuing Bank.

(b)   Unless Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to Administrative Agent such Lender's share of such Borrowing, Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to Borrowers a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to Administrative Agent, then the applicable Lender and Borrowers severally agree to pay to Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to Borrowers to but excluding the date of payment to Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of Borrowers, the interest rate applicable to ABR Loans. If such Lender pays such amount to Administrative Agent, then such amount shall constitute such Lender's Loan included in such Borrowing.

2.07. <u>Interest Elections</u>. v) Each Revolving Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar Revolving Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, Borrowers may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Revolving Borrowing, may elect Interest Periods therefor, all as provided in this Section. Borrowers may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Swingline Borrowings, which may not be converted or continued.

(b)   To make an election pursuant to this Section, Borrowers shall notify Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if Borrowers were requesting a Revolving Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery, electronic delivery or telecopy to Administrative Agent of a written Interest Election Request in a form approved by Administrative Agent and signed by Borrowers.

(c)   Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i)   the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)   the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)   whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv)   if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period".

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then Borrowers shall be deemed to have selected an Interest Period of one month's duration.

(d)   Promptly following receipt of an Interest Election Request, Administrative Agent shall advise each Lender of the details thereof and of such Lender's portion of each resulting Borrowing.

(e)   If Borrowers fail to deliver a timely Interest Election Request with respect to a Eurodollar Revolving Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and Administrative Agent, at the request of the Required Lenders, so notifies Borrowers, then, so long as an Event of Default is continuing (i) no outstanding Revolving Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Revolving Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

2.08.   Termination and Reduction of Commitments. vi) Unless previously terminated, the Commitments shall terminate on the Maturity Date.

(b)   Borrowers may at any time voluntarily terminate, or from time to time reduce, the Commitments; provided that (i) each reduction of the Aggregate Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000, except for a one time reduction in the Aggregate Commitments in connection with Borrowers' compliance with the covenant set forth in Section 8.07(b), which one time reduction may

be any lesser amount as necessary to comply with such covenant, and (ii) Borrowers shall not voluntarily terminate or reduce the Aggregate Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.09, Revolving Credit Exposures would exceed the Aggregate Commitments.

(c)   Aggregate Commitments shall be permanently reduced from time to time, as follows:

(i)   <u>Net Proceeds</u>. Upon the occurrence of a Casualty or Condemnation that results in (or could reasonably be expected to result in) a Material Property Event with respect to the applicable Collateral Property, by an amount equal to the Net Proceeds retained by Administrative Agent and applied to prepay the Loans in accordance with Sections 2.10(b)(ii) and 9.04(j); and

(ii)   <u>Release of Collateral</u>. (A) Simultaneously with any release of Collateral in accordance with Section 2.18(a)(i), by an amount equal to the Release Price of such Collateral Property, and (B) simultaneously with any release of Collateral in accordance Section <u>2.18(k)</u>, by an amount required to cause compliance, all as further set forth in such Section 2.18; provided that, if such release is obtained in connection with a Stepped Substitution, Aggregate Commitments shall not be permanently adjusted until the Substitution Date relating thereto when Aggregate Commitments will be permanently adjusted to the then existing Available Aggregate Commitment; and provided further that if any Borrower shall have initiated a Substitution in accordance with the terms and conditions of Section 2.21(e) and failed within three hundred sixty (360) days after the release of applicable Released Property to achieve the Substitution Date with respect to the applicable Proposed Substitute Property or shall have released a Subsequent Release Property such that less than seven Collateral Properties (subject to the Property Release Cap) remain in the Collateral, <u>then</u> Aggregate Commitments shall be permanently reduced by (1) an amount equal to the Release Price of the applicable Released Property, or (2) if greater, an amount that is required under Section 2.18, to comply with the requirements of Section 2.18(k).

If, after giving effect to any permanent reductions in Aggregate Commitments under this Section 2.08(c), Revolving Credit Exposures would exceed the Aggregate Commitments, then Borrowers shall repay Loans in accordance with Section 2.10(b)(i).

(d)   Borrowers shall notify Administrative Agent of any election or requirement to terminate or reduce the Commitments under paragraph (b) or (c) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by Borrowers pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by Borrowers may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by Borrowers (by notice to Administrative Agent on or prior to the specified

effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

2.09. <u>Repayment of Loans; Evidence of Debt</u>. vii) Borrowers hereby unconditionally promise to pay (i) to Administrative Agent for the account of each Lender the then unpaid principal amount of each Revolving Loan on the Maturity Date and (ii) to Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of the Maturity Date and the first date after such Swingline Loan is made that is the 15th or last day of a calendar month and is at least three Business Days after such Swingline Loan is made; provided that on each date that a Revolving Borrowing is made, Borrowers shall repay all Swingline Loans then outstanding.

(b)   Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)   Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from Borrowers to each Lender hereunder and (iii) the amount of any sum received by Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

(d)   The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be <u>prima</u> <u>facie</u> evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of Borrowers to repay the Loans in accordance with the terms of this Agreement.

2.10. <u>Prepayment of Loans</u>.

(a)   Optional Prepayment: Borrowers shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with paragraph (c) of this Section.

(b)   Mandatory Prepayment:

(i)   If for any reason the Revolving Credit Exposures exceed the Aggregate Commitments (or in the case of a Substitution in accordance with Section 2.21(e), Available Aggregate Commitments) then in effect, Borrowers shall promptly (and in any event, within three (3) Business Days) repay Loans in an aggregate amount equal to such excess and shall give prior notice of such prepayment in accordance with paragraph (c) of this Section.

(ii)   If Administrative Agent shall determine under Section 9.04(j) that excess Net Proceeds are to be applied to repay Loans, Administrative Agent shall notify Borrowers of such amount, and Borrowers shall promptly (and in any event, within one Business Day) inform Administrative Agent of the Borrowings to which such prepayment shall be applied, in accordance with paragraph (c) of this Section.

(c)   Prior Notice: Borrowers shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, Swingline Lender) by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Revolving Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment, (ii) in the case of prepayment of an ABR Revolving Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of prepayment or (iii) in the case of prepayment of a Swingline Loan, not later than 12:00 noon, New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.08, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.08. Promptly following receipt of any such notice relating to a Revolving Borrowing, Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Revolving Borrowing shall be in an amount that would be permitted in the case of an advance of a Revolving Borrowing of the same Type as provided in Section 2.02, except to the extent required by Section 2.08(c) or in connection with a partial reduction of Aggregate Commitment permitted under Section 2.18. Each prepayment of a Revolving Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.12.

2.11.   Interest. viii) The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing, plus the Applicable Margin. The Loans comprising each ABR Borrowing (including each Swingline Loan) shall bear interest at the Alternate Base Rate plus the Applicable Margin.

(b)   Default Rate Interest.

(i)   If any amount of principal of any Loan is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)   If any amount (other than principal of any Loan) payable by Borrowers under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the request of Required Lenders (or automatically upon the entry or deemed entry of an order for relief with respect to any Borrower under any Debtor

Relief Laws) such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the applicable Default Rate to the fullest extent permitted by applicable Laws.

(iii)   Upon the request of Required Lenders, while any Event of Default exists, Borrowers shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(iv)   Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)   Interest on each Loan shall be due and payable in arrears on each Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.12.   <u>Fees</u>. ix) Borrowers jointly and severally agree to pay to Administrative Agent for the account of each Lender an unused fee, which shall accrue at the rate of 0.40% per annum on the average daily unused amount of the Commitment of such Lender during the period from and including Restatement Date to the last day of the Availability Period. Swingline Loans shall not be counted as usage of the Commitment for the purposes of calculating the unused fee. Accrued unused fees shall be payable in arrears on the last day of March, June, September and December of each year and on the date on which the Commitments terminate, commencing on the first such date to occur after the date hereof. All unused fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b)   Borrowers agree to pay (i) to Administrative Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Margin used to determine the interest rate applicable to Eurodollar Revolving Loans on the average daily amount of such Lender's LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Restatement Date to but excluding the later of the date on which such Lender's commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to Issuing Bank a fronting fee, which shall accrue at the rate of 12.5% *per annum* on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Restatement Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure, as well as Issuing Bank's standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Restatement Date; <u>provided</u> that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing

after the date on which the Commitments terminate shall be payable on demand. Any other fees payable to Issuing Bank pursuant to this paragraph shall be payable within ten (10) days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c)   Borrowers jointly and severally agree to pay to Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between Borrowers and Administrative Agent.

(d)   All fees payable hereunder shall be paid on the dates due in immediately available funds to Administrative Agent for its own account or for distribution to the Lenders (or to Issuing Bank, in the case of fees payable to it), as applicable. Fees paid shall not be refundable under any circumstances.

2.13.   Computation of Interest and Fees. All computations of interest for ABR Loans when the Alternate Base Rate is determined by the Prime Rate shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.10 bear interest for one day. Each determination by Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

2.14.   Evidence of Debt. The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by Administrative Agent in the ordinary course of business. The accounts or records maintained by Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Loans made by the Lenders to Borrowers and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of Borrowers hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of Administrative Agent in respect of such matters, the accounts and records of Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through Administrative Agent, Borrowers shall execute and deliver to such Lender (through Administrative Agent) a Note, which shall evidence such Lender's Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

2.15.   Payments Generally; Administrative Agent's Clawback. x) General. All payments to be made by Borrowers shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by Borrowers hereunder shall be made to Administrative Agent, for the account of the respective Lenders to which such payment is owed, at Administrative Agent's Office in Dollars and in

immediately available funds not later than 3:00 p.m. on the date specified herein. Administrative Agent will promptly distribute to each Lender its Applicable Percentage in respect of the Facility (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office. All payments received by Administrative Agent after 3:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by Borrowers shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected on computing interest or fees, as the case may be.

(b)   Presumption by Administrative Agent. Unless Administrative Agent shall have received notice from Borrowers prior to the time at which any payment is due to Administrative Agent for the account of the Lenders hereunder that Borrowers will not make such payment, Administrative Agent may assume that Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if Borrowers have not in fact made such payment, then each of the Lenders severally agree to repay to Administrative Agent forthwith on demand the amount so distributed to such Lender, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to Administrative Agent, at the greater of the Federal Funds Rate and a rate reasonably determined by Administrative Agent in accordance with banking industry rules on interbank compensation.

(c)   Obligations of the Lenders Several. The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 12.04(c) are several and not joint. The failure of any Lender to make any Loan, to make any payment under Section 12.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under Section 12.04(c).

(d)   Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(e)   Insufficient Funds. If at any time insufficient funds are received by and available to Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, toward payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

2.16.   Sharing of Payments by the Lenders. If any Lender (including any LC Issuer) shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of (a) Obligations in respect of the Facility due and payable to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the

amount of such Obligations due and payable to such Lender at such time to (ii) the aggregate amount of the Obligations in respect of the Facility due and payable to all Lenders hereunder and under the other Loan Documents at such time) of payments on account of the Obligations in respect of the Facility due and payable to all Lenders hereunder and under the other Loan Documents at such time obtained by all Lenders at such time or (b) Obligations in respect of the Facility owing (but not due and payable) to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing (but not due and payable) to such Lender at such time to (ii) the aggregate amount of the Obligations in respect of the Facility owing (but not due and payable) to all Lenders hereunder and under the other Loan Parties at such time) of payment on account of the Obligations in respect of the Facility owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time obtained by all of the Lenders at such time then the Lender receiving such greater proportion shall (a) notify Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans or LC Disbursements of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of Obligations then due and payable to the Lenders or owing (but not due and payable) to the Lenders, as the case may be, provided that:

(i) if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii) the provisions of this Section shall not be construed to apply to (A) any payment made by Borrowers pursuant to and in accordance with the express terms of this Agreement or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to Borrowers or any Borrowers' Affiliates or Subsidiaries (as to which the provisions of this Section shall apply).

Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against any such Borrower's rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(c) *[funding swingline participations]*, 2.05(d) [*funding letter of credit participations*], 2.06(b) *[agent loan pre-funding]*, 2.15(d) *[agent pre-funding of borrower repayments]* or 12.04(c) *[lender indemnity]*, then Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by Administrative Agent for the account of such Lender for the benefit of Administrative Agent, Issuing Bank or Swingline Lender to satisfy such Lender's obligations to it under such Section until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such Section, in

the case of each of clauses (i) and (ii) above, in any order as determined by Administrative Agent in its discretion.

2.17. <u>Extension of Maturity Date</u>. So long as no Default or Event of Default has occurred and is continuing on the Stated Maturity Date that would otherwise have occurred without giving effect to such request (such date, the "Extension Effective Date"), Borrowers may on one occasion extend the Stated Maturity Date to a date that is not later than one (1) year after the applicable original Stated Maturity Date, upon:

(a) delivery of a Facility Extension Request to Administrative Agent and the Lenders at least thirty (30) days but no more than ninety (90) days, prior to the Stated Maturity Date;

(b) delivery to Administrative Agent and the Lenders of an Officer's Certificate, dated as of the Extension Effective Date, certifying that (i) all representations and warranties of Borrowers set forth in this Agreement shall be true and correct in all material respects as of the date on which Borrowers delivered the Facility Extension Request to Administrative Agent and on the Extension Effective Date, except to the extent such representations and warranties were made as of a specified date, in which case such representation and warranty shall have been true and correct as of such specified date; (ii) no Default or Event of Default has occurred and is continuing on the Extension Effective Date or after giving effect to any extension of the Stated Maturity Date on such date; and (iii) the calculations attached, and made in reasonable detail, support the determinations made in clauses (c) through (f), below;

(c) the Debt Service Coverage Ratio, calculated on a pro-forma basis as of the Extension Effective Date, shall equal or exceed 1.5 to 1.0, as evidenced by an Officer's Certificate delivered by Borrowers to Administrative Agent and the Lenders with supporting calculations, dated as of the Extension Effective Date;

(d) the Loan to Value Ratio for the Collateral Properties shall be no more than 55% based on updated Acceptable Appraisals prepared no more than one hundred twenty (120) days prior to the proposed Extension Effective Date (and after giving effect to any permanent reductions of the Aggregate Commitment that may be necessary to cause the Loan to Value Ratio to be equal to or less than 55%);

(e) (x) unrestricted cash and Permitted Investments of FelCor Trust and its Subsidiaries, unused and available Commitments and amounts available to be drawn under other credit facilities of FelCor Trust and its Subsidiaries shall equal or exceed (y) the sum of (A) the aggregate principal amount of all Recourse Indebtedness of FelCor Trust and its Subsidiaries (including, to the extent applicable, the outstanding principal amount of the Senior Secured Notes) that matures within one year of the Extension Effective Date, and (B) the aggregate amount of preferred, convertible or other securities of FelCor Trust and its Subsidiaries that require mandatory cash purchases, cash redemption or other cash payments within one-year of the Extension Effective Date;

(f)   the Loan Parties shall continue to be in pro forma compliance with the restrictions on indebtedness set forth in Section 4.03 of the Senior Secured Notes Indenture 2012;

(g)   payment to Administrative Agent for the benefit of the Lenders of a facility extension fee equal to three-tenths of one percent (0.30%) of the Aggregate Commitments as of the applicable Extension Effective Date (after giving effect to any permanent reduction of the Aggregate Commitments being made in connection with such Extension);

(h)   payment by Borrowers of all other reasonable fees and expenses to Administrative Agent and the Lenders to the extent then due as of the applicable Extension Effective Date; and

(i)   execution (and if required by local law, recordation) of any extension agreement in form as required by Administrative Agent with respect to each Collateral Property and endorsements and other assurances as Administrative Agent may reasonably require to conform the Title Policies (including "datedown" endorsements) and amendment to any Mortgages of the remaining Collateral Properties to reflect any change in respective Appraised Values of the Collateral Properties (together with payment by Borrowers of any fees or expenses, including any additional mortgage tax, in connection therewith).

The Extension shall be evidenced by delivery of written confirmation of the same by Administrative Agent to Borrowers. In no event shall the Maturity Date occur later than June 18, 2017. During the extended term of the Loans, all terms and conditions of the Loan Documents (other than the original Stated Maturity Date) shall continue to apply, except that Borrowers shall have no further right to extend the term of the Loans after the Extension.

2.18.   Collateral Property Releases. Subject to the Property Release Cap, Borrowers may obtain the release of a Collateral Property from the Lien of the Mortgage thereon (and related Collateral Documents) and the release of Borrowers' obligations under the Loan Documents with respect to such Collateral Property (other than those expressly stated to survive), but only upon the satisfaction of each of the following conditions:

(a)   Such release is in connection with (i) a sale or refinancing of such Collateral Property and (A) Administrative Agent shall have received evidence that such Collateral Property shall be conveyed to a Person other than a Borrower (in the case of a sale) or (B) that such Borrower is requesting a release from its role as a Borrower hereunder (either such release, a "Sale Triggered Release"), or (ii) the receipt of new Acceptable Appraisals for the Collateral Properties, as further described in clause (d)(ii)(y) below ("Appraisal Triggered Release");

(b)   (i) No Event of Default has occurred and is continuing, and no Default or Event of Default would exist after giving effect to the release of such Collateral Property, (ii) Borrowers, FelCor Trust and FelCor Op are in compliance, and after giving effect to the release of such Collateral Property, will be in compliance, with the covenants set forth in

the Senior Secured Notes Indenture 2012, and (iii) the release will not violate the terms of this Agreement or any other Loan Document or Senior Secured Notes Indenture;

(c)   Borrowers shall provide Administrative Agent and the Lenders with at least thirty (30) days but no more than sixty (60) days prior written notice of its request to obtain a release of the Collateral Property, which notice shall be revocable by Borrowers at any time prior to the effectiveness of such release; provided that if it becomes necessary to extend such anticipated release date despite Borrowers diligent efforts to close such release within such sixty (60) day period, such notice may be extended by Borrowers for up to two additional thirty (30) day periods and in connection with a Substitution, such longer period as may be reasonably required by Borrowers to comply with all deliverable requirements;

(d)   After giving effect to such release, the Loan to Value Ratio for the remaining Collateral Properties shall be (i) no greater than the Loan to Value Ratio in effect immediately prior to such release, and (ii) in any event, equal to or less than sixty percent (60%) (or during the Extension, fifty-five percent (55%)); in each case as determined based on (A) the Aggregate Commitments after such release and prepayment of Loans and permanent reduction of Commitments, and (B) the Appraised Value of all remaining Collateral Properties, where:

(x) in connection with a Sale Triggered Release, such Appraised Value shall be based on (1) Acceptable Appraisals for each of the Collateral Properties delivered in connection with the Restatement Date or the Extension Date, or, if more recent, (2) a new set of Acceptable Appraisals for each of the Collateral Properties otherwise obtained or delivered in accordance herewith; and

(y) in connection with an Appraisal Triggered Release, such Appraised Value (and the corresponding Allocated Loan Amount) shall be based on Acceptable Appraisals for each of the Collateral Properties prepared within six (6) months of the proposed release date of any such Collateral Property.

(e)   After giving effect to such release,

(i)   the remaining Collateral Properties shall be sufficient to result in a pro-forma Debt Service Coverage Ratio of not less than the Debt Service Coverage Ratio in effect immediately prior to such release (as determined based on (A) the Aggregate Commitments after such release and prepayment of Loans and permanent reduction of Commitments, and (B) the Net Operating Income of the remaining Collateral Properties); and

(ii)   no Collateral Property shall comprise more than twenty percent (20%) of the aggregate Net Operating Income of all the Collateral Properties as of the release date, except for the Mandalay Beach Property, the Miami Property, the Santa Monica Property, and (if applicable) the Charleston Property, the Net Operating

Income of each of which shall comprise less than twenty five percent (25%) of the aggregate Net Operating Income of all the Collateral Properties as of such release date.

(f) Simultaneously with such release, Administrative Agent shall have received a wire transfer of immediately available federal funds in an amount equal to the Release Price for the applicable Collateral Property, to the extent required by Section 2.10(b)(i) (if Revolving Credit Exposure is then in excess of Aggregate Commitments, as a result of Aggregate Commitments being reduced in accordance with Section 2.08(c)(ii)), together with (i) all accrued and unpaid interest on the amount of principal being prepaid through and including the date of such prepayment, (ii) any amounts required to be paid pursuant to Section 4.05, if any, and (iii) all other sums due under this Agreement, the Notes or the other Loan Documents in connection with such release;

(g) Borrowers shall submit to Administrative Agent, not less than five (5) days prior to the date of such release, (i) a release of Lien (and related Loan Documents) for such Collateral Property for execution by Administrative Agent in a form appropriate for recordation in the state in which such Collateral Property is located and shall contain standard provisions, if any, protecting the rights of Administrative Agent and the Lenders, (ii) all other documentation Administrative Agent reasonably requires to be delivered by Borrowers in connection with such release, (iii) an Officer's Certificate certifying that (A) such documentation is in compliance with all applicable Legal Requirements, (B) the release will not impair or otherwise adversely affect the Liens, security interests and other rights of Administrative Agent and the Lenders under the Loan Documents not being released (or as to the parties to the Loan Documents and Collateral Properties subject to the Loan Documents not being released), (C) the release is in compliance with clauses (d) and (e) above, together with computations in reasonable detail evidencing such compliance, and (D) (1) no Event of Default has occurred and is continuing, and no Default or Event of Default would exist after giving effect to the release of such Collateral Property; (2) Borrowers, FelCor Trust and FelCor Op are in compliance, and after giving effect to the release of such Collateral Property, will be in compliance, with the covenants set forth in the Senior Secured Notes Indenture 2012; and (3) the release will not violate the terms of this Agreement or any other Loan Document or Senior Secured Notes Indenture;

(h) Based on the Allocated Loan Amounts of the remaining Collateral Properties, Administrative Agent may obtain at Borrowers' expense such additional endorsements to its title policies to reflect such revised valuations, as Administrative Agent may reasonably require;

(i) Administrative Agent shall have received payment of all of its reasonable out of pocket costs and expenses, including due diligence review costs and reasonable counsel fees and disbursements incurred in connection with the release of such Collateral Property from the Lien of the applicable Mortgage and the review and approval of the documents and information required to be delivered in connection therewith;

(j)   Administrative Agent shall have received a true, correct and complete copy of the purchase agreement or refinancing loan agreement, as applicable; and

(k)   if Borrowers fail to meet the Loan to Value Ratio or the Debt Service Coverage Ratio tests set forth in clauses (d) and (e) above, Borrowers may partially reduce the Aggregate Commitments pursuant to Section 2.08(c) to comply with such tests.

2.19.   <u>Release on Payment in Full</u>.

Administrative Agent shall, upon the written request and at the expense of Borrowers, upon payment in full of all Obligations and the termination or expiration of all Commitments and any Letters of Credit, release the Lien of the Mortgages and any other Loan Document on each Collateral Property not theretofore released.

2.20.   <u>Incremental Commitments</u>.

(a)   Borrowers may, by written notice to Administrative Agent on up to two (2) occasions during the period from the Restatement Date to the Extension Effective Date, request incremental Commitments in an amount not to exceed the aggregate amount of $15,000,000 from one or more additional Lenders (which may include any existing Lender) willing to provide such incremental Commitments in their own discretion; provided, that each incremental Lender shall be subject to the approval of Administrative Agent (which approval shall not be unreasonably withheld) unless such incremental Lender is a Lender, an Affiliate of a Lender or an Approved Fund. Such notice shall set forth (i) the amount of the incremental Commitments being requested, (ii) the aggregate amount of all incremental Commitments, which when taken together with all other incremental Commitments, shall not exceed $15,000,000 in the aggregate (the "Incremental Limit"), and (iii) the date on which such incremental Commitments are requested to become effective (the "Increased Amount Date"). Administrative Agent and/or its Affiliates shall use commercially reasonable efforts, with the assistance of Borrowers, to arrange a syndicate of Lenders willing to hold the requested incremental Commitments.

(b)   Borrowers and each incremental Lender shall execute and deliver to Administrative Agent such documentation as Administrative Agent shall reasonably specify to evidence the incremental Commitment of such incremental Lender. Each such documentation shall specify the terms of the applicable incremental Commitments; provided, that from and after the effectiveness of each amendment or other documentation, the associated incremental Commitments shall thereafter be Commitments with the same terms as the Commitments (including as to pricing and maturity). Each of the parties hereto hereby agrees that, upon the effectiveness of any such documentation, this Agreement shall be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the incremental Commitments evidenced thereby, and new Notes shall be issued and Borrowers shall make such borrowings and repayments as shall be necessary to effect the reallocation of the Commitments, in each case without the consent of the Lenders other than those Lenders with incremental Commitments. The fees payable by Borrowers upon any such incremental Commitments shall be agreed upon by Administrative Agent, the Lenders

with incremental Commitments and Borrowers at the time of such increase. Nothing in this Section 2.20 shall constitute or be deemed to constitute an agreement by any Lender to increase its Commitments hereunder.

(c)   Notwithstanding the foregoing, no incremental Commitment shall become effective under this Section 2.20 unless (i) on the date of such effectiveness, the conditions set forth in Section 5.02 shall be satisfied and Administrative Agent shall have received a certificate to that effect dated such date and executed by a Responsible Officer of Borrowers, (ii) Administrative Agent shall have received customary legal opinions, board resolutions and other customary closing certificates and documentation as required by the relevant amendment or other documentation consistent with those delivered on the Original Closing Date under Section 5.01 and such additional customary documents and filings as Administrative Agent may reasonably require, including amendments to Mortgages and date downs to, and incremental increases in the amounts of coverage under, the various Title Policies, and (iii) Borrowers shall be in pro forma compliance with the covenants set forth in Section 8.07 and the Loan to Value Ratio for all of the Collateral Properties, shall be no more than sixty percent (60%), in each case after giving effect to such incremental Commitments, the Loans to be made thereunder and the application of the proceeds therefrom as if made and applied on such date, and Administrative Agent shall have received a certificate to that effect dated such date and executed by a Responsible Officer of Borrowers, showing such calculations in reasonable detail.

(d)   Each of the parties hereto hereby agrees that the Administrative Agent may take any and all action as may be reasonably necessary to ensure that all Loans in respect of incremental Commitments, when originally made, are included in each Borrowing of outstanding Loans on a pro rata basis. Borrowers agree that Section 4.05 shall apply to any conversion of Eurodollar Loans to ABR Loans reasonably required by the Lenders to effect the foregoing.

(e)   Without limitation of the foregoing, Borrowers may add additional Collateral Property in accordance with the requirements of Section 2.21 (including the consent of Required Lenders), and obtain an incremental Commitment to finance such new Collateral Property.

2.21.   Collateral Property Substitution. From the Restatement Date through the Maturity Date, subject to the Property Release Cap, Borrowers may cause Administrative Agent to release a Collateral Property from the Collateral pursuant to Section 2.18, and replace it with a Proposed Substitute Property, subject to the terms and conditions of Section 2.18 and this Section 2.21, as follows (each Collateral Property so released, a "Released Property"):

(a)   A Borrower may propose a Substitution by sending written notification to Administrative Agent, describing such Proposed Substitute Property and proposed Released Property generally, and requesting that Administrative Agent order an Acceptable Appraisal of the Proposed Substitute Property; provided that in the case of a Stepped Substitution, such notice may be sent at a later date as contemplated in Section 2.21(e).

(b)   Upon receipt by Administrative Agent of the Acceptable Appraisal for such Proposed Substitute Property (the date of such receipt, the "Substitute Appraisal Date"), the applicable Borrower shall deliver to Administrative Agent the following diligence materials and documentation, each of which shall be in form and substance satisfactory to Administrative Agent, and each of which shall have been delivered prior to the release of the Released Property, except as permitted by clause (e) below:

(i)   an overview of such Proposed Substitute Property with historical financial information and summary property information consistent with information historically provided for Collateral Property;

(ii)   an Environmental Report of such Proposed Substitute Property, dated not more than sixty (60) days prior to the Substitute Appraisal Date;

(iii)   a Physical Condition Report of such Proposed Substitute Property, dated not more sixty (60) days prior to the Substitute Appraisal Date;

(iv)   an original ALTA survey of such Proposed Substitute Property and improvements thereon, dated not more than sixty (60) days prior to the Substitute Appraisal Date;

(v)   a Flood Insurance Policy for such Proposed Substitute Property in an amount required by Administrative Agent, but in no event less than the amount sufficient to meet the requirements of applicable law and the Flood Insurance Acts, or evidence satisfactory to Administrative Agent that no portion of such Proposed Substitute Property is located within a one hundred year flood plain or in a flood hazard area as defined by the Federal Insurance Administration and appropriate flood certificates acceptable to Administrative Agent;

(vi)   true and correct copies of all Major Leases, Operating Leases and Ground Leases, applicable to such Proposed Substitute Property;

(vii)   a Management Agreement with a Qualified Manager and any Franchise Agreement, applicable to such Proposed Substitute Property;

(viii)   a Title Policy or a Title Policy Commitment (or a Title Policy promulgated by the Laws of the state in which such Proposed Substitute Property is located if an ALTA insurance policy is not available); and

(ix)   evidence that all insurance required to be maintained for such Proposed Substitute Property pursuant to the Loan Documents has been obtained and is in effect.

Administrative Agent will make such materials available to the Lenders. In addition to the materials referenced above, Administrative Agent may request any diligence materials and documentation it deems reasonably necessary to evaluate such

Proposed Substitute Property. At any reasonable time, with reasonable prior notice, Administrative Agent shall be permitted to visit and view the Proposed Substitute Property at the expense of Borrowers.

(c)   The effectiveness of the Substitution (the date of such effectiveness, the "Substitution Date"), or in the case of a two-step Substitution under clause (e) below (a "Stepped Substitution"), the effectiveness of the addition of the Substitute Property as Collateral Property (the date of such addition, also referred here to herein as the Substitution Date); shall in each case be subject to the receipt by Administrative Agent of the materials specified in clauses (a) and (b) above, and:

(i)   receipt by Administrative Agent of an Officer's Certificate dated as of the Substitution Date (each such date, a "Certification Date") certifying:

(A)   Calculations of the pro forma Loan to Value Ratio for all remaining Collateral Properties (after giving effect to the Substitution) as of the Certification Date, which show a Loan to Value Ratio no greater than sixty percent (60%) (or during the Extension, equal to or less than fifty-five percent (55%));

(B)   Calculations of the pro forma Debt Service Coverage Ratio, as of the Certification Date, which show a Debt Service Coverage Ratio not less than 1.40:1.00 (or during the Extension, 1.50:1.00);

(C)   Pro forma compliance with the restrictions on indebtedness set forth in Section 4.03 of the Senior Secured Notes Indenture 2012;

(D)   That no Collateral Property comprises more than twenty percent (20%) of the aggregate Net Operating Income of all the remaining Collateral Properties, except for the Mandalay Beach Property, the Miami Property, the Santa Monica Property, and (if applicable) the Charleston Property, the Net Operating Income of each of which comprises less than twenty-five percent (25%), in each case, as of the Certification Date, after giving effect to the Substitution;

(E)   That the representations and warranties set forth in Article VI, as of the Certification Date (except to the extent that such representations and warranties expressly speak as of a different date) (1) are true and correct as they apply to the Substitute Properties and (2) are true and correct in all material respects (unless such representations are qualified as to "materiality", "Material Adverse Effect" or with similar language, in which case such representations shall be true in all respects) as they apply to all the other Collateral Property; and that no Material Property Event shall have occurred and be continuing, in each case after giving effect to the Substitution;

(F)   That each Substitute Property complies with the covenants set forth in Articles VII, VIII and IX; and

(G)   As of the Substitution Date (x) immediately prior to and (y) after giving effect to the Substitution, that: (1) no Default or Event of Default has occurred and is continuing or would occur as result of the Substitution; (2) Borrowers, FelCor Trust and FelCor Op are in compliance, and will be in compliance (after giving effect to the Substitution), with the covenants set forth in the Senior Secured Notes Indenture 2012, and (3) the Substitution will not violate the terms of this Agreement or any other Loan Document or any Senior Secured Notes Indenture;

if Borrowers fail to meet the Loan to Value Ratio or the Debt Service Coverage Ratio tests set forth in clauses (A) or (B) above, Borrowers may partially reduce the Aggregate Commitments pursuant to Section 2.08(b) to comply with such tests.

(ii)   delivery of all collateral documentation substantially similar to the Loan Documents executed and delivered by Borrowers on the Original Closing Date for each Collateral Property, with respect to such Proposed Substitute Property (including, without limitation, a first lien Mortgage, a subordination, nondisturbance and attornment agreement relating to any Management Agreement and a comfort letter relating to any Franchise Agreement for such Proposed Substitute Property, opinions, and a revised Schedule 6.15) and, if applicable, any additional Borrower added pursuant to Section 2.21(f) (including, without limitation, a pledge agreement relating to the equity interests in such new Borrower), and such other assurances, certificates, documents, title insurance, surveys, consents or opinions as Administrative Agent or the Required Lenders may reasonably require.

(iii)   the consent of Administrative Agent with respect to the Proposed Substitute Property (and the consent of the Required Lenders if the Proposed Substitute Property is an Unidentified Substitute Property), provided that Administrative Agent (and the Required Lenders, if applicable) shall be given at least (x) sixty (60) days after receipt of all documents listed in Section 2.21(a) and (b) and (y) twenty (20) days (running concurrently with the final days of the diligence period in clause (x)) after receipt of all documents listed in Section 2.21(c)(ii) and a draft of the Officer's Certificate to be delivered under Section 2.21(c)(i), above to evaluate any diligence materials and the applicable Borrower's written proposal and to determine whether to consent to such Substitute Property. To obtain Required Lenders' consent or approval under this Section 2.21(c)(iii), the Proposed Substitute Property shall be deemed approved if (A) at any time during the 20‑day period referenced in clause (y) above, Borrowers deliver to each Lender a written request for such approval marked in bold lettering with the following language: EACH LENDER'S RESPONSE IS REQUIRED WITHIN TWENTY (20) DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A REVOLVING CREDIT AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (B) Administrative Agent shall have

failed to receive notice of approval or disapproval within such twenty (20) days following the Lenders' receipt of Borrowers' written request for approval of such proposed Substitution. Any consent granted by Administrative Agent (and the Required Lenders, if applicable) shall be automatically revoked if the Substitution Date with respect to such Substitute Property has not occurred within sixty (60) days of the date on which such consent was granted.

(iv)   payment by Borrowers of all other reasonable fees and expenses to Administrative Agent and the Lenders relating to the Substitution or otherwise then due and payable; provided that, for avoidance of doubt, no consent fee shall be due and payable for a Substitution made in accordance with the terms of this Section.

(d)   When all other conditions to the Substitution Date have been satisfied, Administrative Agent shall notify Borrowers and the Lenders and file the Mortgage and make any other applicable filings, and as of the effective date of such notice and filings, the Substitute Property shall become Collateral Property hereunder. The parties hereto agree that Administrative Agent and Borrowers may, subject to the foregoing requirements, and without the further consent of any other Lender, effect any amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of Administrative Agent and Borrowers, to effect the Substitutions and that Administrative Agent may amend Schedule X to reflect such Substitute Property in the Allocated Loan Amount (and in the case of a Substitution that adds a new Borrower pursuant to Section 2.21(f), to add such entity as a Borrower) and amend all other schedules and add additional schedules to add such Proposed Substitute Property or new Borrower as necessary and appropriate. Prior to such amendment, the parties hereto agree that this Agreement shall be deemed to be amended as of such Substitution Date to include the Substitute Property as necessary throughout, and as of such Substitution Date (or in the case of a Stepped Substitution, as of the date of the release of the Released Property, and as of the Substitution Date) to remove references to the Released Property except in those sections of the Agreement, in which indemnification obligations or other liabilities of Borrowers or Guarantors relating to the Released Property would typically survive the termination of the Credit Agreement, where such provisions shall apply to both the Released Property and the Substitute Property.

(e)   Notwithstanding the foregoing, upon the written request of Borrowers, Borrowers may have up to three hundred sixty (360) days after the release of a Released Property to complete the transfer of the applicable Proposed Substitute Property(ies) to the applicable Borrowers, to perfect the security interests of Administrative Agent therein, and to cause the Substitution Date to occur with respect thereto; provided that at all times during such period there shall be no fewer than seven Collateral Properties as Collateral; if such number drops below seven, any Released Property for which Substitution has not yet occurred shall be deemed permanently released under Section 2.18, and any payments required by Section 2.18(f) shall be immediately due and payable.

(f)   To the extent that any Proposed Substitute Property is held by a special purpose entity that is a Delaware limited liability company (or other entity formed in the United States) prior to the transfer, Borrowers may elect to cause such entity to become an additional Borrower hereunder, by delivering notice of such election to Administrative Agent, and, in addition to documents listed in Section 2.21(a) and (b), such other due diligence materials as Administrative Agent or the Lenders may reasonably request relating to the identity of such special purpose entity, including without limitation, such legal opinions as requested.

ARTICLE III

CASH MANAGEMENT

3.01.   Establishment of Accounts.

(a)   Each Owner or Operating Lessee, as applicable, shall cause the Manager to establish one or more accounts (the "Property Accounts"), and to establish or identify one or more Manager Accounts, into which the applicable Borrower shall, and shall direct each Manager to deposit all Gross Income from Operations (together with any other revenue received by Borrowers). Each Property Account will be held in the name of a Borrower for the benefit of Administrative Agent and each Manager Account will be held in the name of Manager. In no case shall any Borrower originate any instructions with respect to any Property Account or Manager Account. Borrowers agree that Administrative Agent has entered into an agreement with each Manager, pursuant to which each Manager has agreed to comply with instructions originated by Administrative Agent (upon notice by Administrative Agent of the occurrence of an Event of Default) directing disposition of the funds owed to Borrowers under the Management Agreements without further consent by Borrowers. Schedule 3.01(a) lists each Property Account by account number and institution.

(b)   Upon an Event of Default, Administrative Agent, Borrowers (or Administrative Agent on behalf of Borrowers, under its power of attorney granted pursuant to Section 3.10 below) and Lockbox Bank shall complete and execute all paperwork to establish an account with Lockbox Bank (the "Lockbox Account"), which agreement: (i) shall be in form and substance mutually (and reasonably, in the case of Borrowers) satisfactory to Administrative Agent and Borrowers, (ii) shall provide that Lockbox Bank will comply with instructions originated by Administrative Agent for the benefit of Secured Parties directing disposition of the funds in the Lockbox Account without further consent by Borrowers (the "Lockbox Account Agreement"), and (iii) shall be effective immediately. During any Lockbox Period, after receipt of notice from Administrative Agent, each Manager shall transfer all amounts that would have otherwise been transferred to Borrowers under the Management Agreements, on a weekly basis into the Lockbox Account in accordance with Section 3.05; provided that in the first sixty (60) days of such Lockbox Period, Manager shall be permitted to transfer such funds on the 8th day of each month occurring therein, in place of the weekly transfers during such period.

(c)   In addition, Administrative Agent shall cause the Lockbox Bank to establish the following Accounts (which may be book entry sub-accounts, collectively, the "Reserve Accounts") into which during any Lockbox Period amounts in the Lockbox Account shall be deposited or allocated in accordance with Section 3.06(a):

(i)   An account with Lockbox Bank into which the Monthly Tax Deposit, if any, shall be deposited (the "Tax Account");

(ii)   An account with Lockbox Bank into which the Monthly Insurance Premium Deposit, if any, shall be deposited (the "Insurance Premium Account"); and

(iii)   An account with Lockbox Bank into which the Monthly Capital Expenditures Reserve Deposit, if any, shall be deposited (the "Capital Expenditures Reserve Account").

(d)   Each Borrower and Manager shall (and each Operating Lessee shall direct the applicable Manager to) deposit all Accounts Receivable for each Collateral Property, any other Gross Income from Operations and any other revenue relating to the Collateral Properties received or collected by such Borrower or Manager (on behalf of a Borrower) into the applicable Property Account or a Manager Account. For so long as any Obligations are outstanding, no Borrower nor any other Person shall maintain any other accounts (other than property level petty cash or similar type accounts at each Collateral Property with a total aggregate balance of less than $125,000 for all Collateral Properties other than the Property Accounts and Manager Accounts (each of which petty cash, Property Accounts and Manager Accounts shall be controlled by the respective Manager), into which revenues from the ownership and operation of the Collateral Properties are deposited). No Borrower nor any other Person shall (A) open any other such account with respect to the deposit of income in connection with the Collateral Properties or (B) direct any existing or future third party payors to make payments in any manner other than as set forth in this Section 3.01 (d), without the prior written consent of Administrative Agent.

(e)   Any Gross Income from Operations from the Collateral Properties held by Borrowers or Managers shall be deemed to be Collateral and shall be held in trust by such Person for the benefit, and as the property, of Administrative Agent for the benefit of the Secured Parties and shall not be commingled with any other funds or property of Borrowers or Managers, except as contemplated by the Management Agreements.

3.02.   Account Name.

(a)   The Accounts (other than the Manager Account, the Lockbox Account and each Reserve Account) shall each be in the name of a Borrower for the benefit of Administrative Agent. Each Reserve Account and the Lockbox Account shall be in the name of Administrative Agent for the benefit of the Secured Parties.

(b)   In the event Administrative Agent is replaced, each Borrower acknowledges that each Reserve Account and the Lockbox Account shall be changed to be in the name of such new Administrative Agent.

3.03.   Eligible Accounts.

Each Borrower shall, and each Borrower shall cause the applicable Manager and Eligible Institution holding such Account to, maintain each Property Account and Manager Account as an Eligible Account. Administrative Agent shall cause the applicable Eligible Institution holding the Lockbox Account to maintain such Account as an Eligible Account. If any Bank holding a Property Account or a Manager Account shall cease to be an Eligible Institution, provided a Lockbox Period is not then in effect, upon notification from Administrative Agent, Borrowers and Manager shall select an Eligible Institution as a replacement therefore, subject to Administrative Agent's approval. If a Lockbox Period is in effect, Administrative Agent (in consultation with Managers, as applicable) may select the Eligible Institution that shall act as the replacement. Borrowers shall promptly, and in any event within three (3) Business Days of learning that any Bank holding such Accounts has ceased to be an Eligible Institution, give notice thereof to Administrative Agent.

3.04.   Permitted Investments.

Borrowers acknowledge that the only Permitted Investment which the Lockbox Bank may offer on the Lockbox Account and any Reserve Accounts is an interest bearing escrow account (bearing interest at a money market rate as determined by the Lockbox Bank). Administrative Agent and the Lenders shall not be liable for any loss sustained on the investment of any funds deposited in the Accounts. All income earned from Permitted Investments shall be for the account of Borrowers. Borrowers hereby irrevocably authorize and direct the applicable Eligible Institution to hold any income earned from Permitted Investments as part of the Accounts. Borrowers shall be responsible for payment of any federal, state or local income or other tax applicable to income earned from Permitted Investments.

3.05.   Transfers from Account. Borrowers shall cause each Manager to transfer funds from the Property Account and the Manager Accounts:

(i)   if not in a Lockbox Period, to Borrowers pursuant to the applicable Management Agreement;

(ii)   during any Lockbox Period, as directed in writing by Administrative Agent, after payment of Property related expenses in accordance with the Management Agreements (other than any Incentive Management Fees) to the Lockbox Account.

3.06.   Transfer To and Disbursements from the Lockbox Account. Administrative Agent and Borrowers agree that during the continuance of a Lockbox Period, the following provisions shall apply (in accordance with the Lockbox Account Agreement):

(a)   During any Lockbox Period (but prior to enforcement by Administrative Agent following an Event of Default, as set forth in Section 3.10 below), on the date that is five days after each Payment Date (and if such day is not a Business Day then the preceding day which is a Business Day), the Lockbox Bank shall withdraw, disburse and reserve funds in the Lockbox Account and the applicable Reserve Accounts, in the following order of priority:

(i)   First:

(1)   the Lockbox Bank shall: (A) transfer the Monthly Tax Deposit from the Lockbox Account to the Tax Account, and (B) disburse from the Tax Account, funds sufficient to pay Taxes and Other Charges then due and payable, in accordance with the Approved Annual Budget for such calendar month (or such other amount as may be approved by Administrative Agent) to Administrative Agent to pay such expenses;

(2)   the Lockbox Bank shall: (A) transfer an amount equal to the Monthly Insurance Premium Deposit from the Lockbox Account to the Insurance Premium Account, and (B) disburse from the Insurance Premium Account, the Insurance Premiums then due and payable to FelCor Trust to pay Borrowers' pro rata portion of such expenses under the blanket insurance coverage policy by FelCor Trust, which disbursement shall be made upon evidence from FelCor Trust of payment of such Insurance Premiums, provided that if Borrowers shall have ceased to participate in such blanket insurance coverage policy, amounts in the Insurance Premium Account may be withdrawn by Administrative Agent to make payments of any Insurance Premiums then due and payable;

(3)   the Lockbox Bank shall: (A) transfer the Monthly Capital Expenditures Reserve Deposit from the Lockbox Account to the Capital Expenditures Reserve Account, and (B) disburse funds from the Capital Expenditures Reserve Account to Borrowers (or to Manager to fund the "Capital Renewals Reserve" (as defined under the Management Agreements), if required under either of the Management Agreements) at the direction of Administrative Agent, which direction shall permit disbursement of funds sufficient to pay for any FF&E Expenditures (other than costs set forth on Schedule 9.05) submitted by Borrowers in accordance with the Approved Annual Budget (and such other amounts as approved by Administrative Agent in its discretion), which Borrowers submission shall include any documentation required by the Lockbox Account Agreement;

(ii)   Second, the Lockbox Bank shall disburse funds sufficient to pay the Debt Service related to the Obligations from the Lockbox Account to Administrative Agent for application to Debt Service;

(iii) <u>Third</u>, the Lockbox Bank shall disburse to itself funds sufficient to pay for customary and reasonable fees and expenses incurred in connection with this Agreement and the accounts established hereunder; and

(iv) <u>Fourth</u>, disburse to Administrative Agent, funds sufficient for Administrative Agent to pay any Incentive Management Fees then due and payable upon Administrative Agent's receipt of satisfactory invoices from the Managers.

(b) Any amounts remaining in the Lockbox Account after the fundings above (and other than the amounts specifically reserved as set forth above) during any Lockbox Period shall accrue and shall be available in the following month to make such payments or fill such reserve deficiencies, and shall be held by the Lockbox Bank on behalf of the Secured Parties, as additional security for the Obligations.

(c) Administrative Agent shall give Borrowers notice of any shortfall of cash available in the Lockbox Account to satisfy the various payments and reserves set forth in Section 3.06(a), and Borrowers shall confirm whether it will deposit additional cash into such Lockbox Account or specific Reserve Accounts through additional investments by FelCor Trust in Borrowers or otherwise by the date that is five (5) Business Days prior to the date on which such payment is due.

3.07. <u>Lockbox Trigger Event Cure</u>.

Upon the occurrence of a Lockbox Trigger Event Cure, and acceptance of such cure by Administrative Agent (such acceptance not to be unreasonably withheld or delayed so long as no Default then exists, the Loan has not been accelerated, and Administrative Agent or the Lenders have not moved for a receiver or commenced foreclosure proceedings), the Lockbox Trigger Event shall be deemed cured. In such event, such Lockbox Period shall terminate and any funds contained in the Lockbox Account not otherwise applied or disbursed by Administrative Agent in accordance with this Agreement or the other Loan Documents, shall be distributed to Borrowers, so long as no Event of Default would result therefrom.

3.08. <u>Control</u>.

Borrowers acknowledge and agree that (i) the Accounts (other than the Property Accounts and the Manager Accounts) are subject to the sole dominion, control and discretion of Administrative Agent (for the benefit of the Secured Parties), its authorized agents or designees, including Lockbox Bank, subject to the terms hereof; and Borrowers shall have no right of withdrawal with respect to any Account except as provided herein, as set forth in the Management Agreements as amended by that certain Manager's Consent and Subordination of Management Agreement relating to each Management Agreement or with the prior written consent of Administrative Agent, and (ii) pursuant to the Management Agreements and Lockbox Agreement, once effective, Manager and the Lockbox Bank shall comply with instructions originated by Administrative Agent for the benefit of the Secured Parties directing disposition of the funds in such Account without further consent by Borrowers.

3.09.　Security Interest.

　　　　Without limitation of the grants set forth in the Mortgages, Borrowers hereby grant to Administrative Agent for the benefit of the Secured Parties a first priority security interest in all of its right title and interest in and to each of the Accounts and the Account Collateral, whether now existing or hereafter acquired, and any and all monies now or hereafter deposited in each Reserve Fund and related Accounts; in each case as additional security for the Obligations.

3.10.　Rights on Default.

　　　　Notwithstanding anything to the contrary in this Article III, upon the occurrence of an Event of Default, Administrative Agent shall promptly notify each Manager and Lockbox Bank in writing of such Event of Default and (a) Borrowers shall have no further right in respect of (including, without limitation, the right to instruct any Lockbox Bank or Manager to transfer from) the Accounts, (b) Administrative Agent may direct Lockbox Account to liquidate and transfer any amounts then invested in Permitted Investments to the Accounts or reinvest such amounts in other Permitted Investments as Administrative Agent may determine is necessary to perfect or protect any security interest granted or purported to be granted hereby or pursuant to the other Loan Documents or to enable Lockbox Bank, as agent for Administrative Agent, or Administrative Agent to exercise and enforce Administrative Agent's or the Lenders rights and remedies hereunder or under any other Loan Document with respect to any Account or any Account Collateral, (c) Administrative Agent is authorized to endorse, in the name of the applicable Borrower, any item howsoever received by Administrative Agent, representing any payment on or other proceeds of any Account Collateral, and (d) Administrative Agent shall have all rights and remedies with respect to the Accounts and the amounts on deposit therein and the Account Collateral as described in this Agreement and in the Mortgages, in addition to all of the rights and remedies available to a secured party under the UCC, and, notwithstanding anything to the contrary contained in this Agreement or in the Mortgages, Administrative Agent may apply the amounts of such Accounts as Administrative Agent determines in its sole discretion including, but not limited to, payment of the Obligations.

　　　　Upon the occurrence of an Event of Default, each Borrower hereby appoints Administrative Agent (and any Person Administrative Agent may designate) as its attorney-in-fact to accomplish the purposes of this Article III hereof, including without limitation the entry into a Lockbox Agreement under Section 3.01(b) hereof, and taking any action and executing or completing any instrument that Administrative Agent may reasonably deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest.

3.11.　Financing Statement; Further Assurances.

　　　　Borrowers hereby authorize Administrative Agent to file a financing statement or statements under the UCC in connection with any of the Accounts and the Account Collateral with respect thereto in the form required to properly perfect the security interest of the Secured Parties therein. Borrowers agree that at any time and from time to time, at the expense of Borrowers, Borrowers will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that Administrative Agent may request, in

order to perfect and protect any security interest granted or purported to be granted hereby (including, without limitation, any security interest in and to any Permitted Investments) or to enable Lockbox Bank or Administrative Agent to exercise and enforce its rights and remedies hereunder with respect to any Account or Account Collateral.

3.12.   Borrowers Obligations Not Affected.

The insufficiency of funds on deposit in the Accounts shall not absolve Borrowers of the obligation to make any payments, as and when due pursuant to this Agreement and the other Loan Documents, and such obligations shall be separate and independent, and not conditioned on any event or circumstance whatsoever.

3.13.   Deposit Accounts.   With respect to each Account, each Borrower represents, covenants and agrees that:

(a)   This Agreement, the Mortgages, and the Lockbox Agreement, taken together, shall create valid and continuing security interests (as defined in the UCC) in the Accounts, in favor of the Secured Parties, which security interests shall be prior to all other Liens and are enforceable as such against creditors of and purchasers from Borrowers;

(b)   The Accounts, shall each constitute "deposit accounts" within the meaning of the applicable UCC;

(c)   The applicable Borrower owns and has good and marketable title to its Accounts, free and clear of any Lien or claim of any Person (other than Administrative Agent) and the applicable Manager (under the applicable Management Agreement);

(d)   Other than the security interest granted to Administrative Agent for the benefit of the Secured Parties pursuant to this Agreement, the Mortgages and the agreement with Manager with respect to the Property Account and the Manager Accounts, no Borrower has pledged, assigned, or sold, granted a security interest in, or otherwise conveyed, any of the Accounts;

(e)   The Accounts are not in the name of any Person other than a Borrower, a Manager (under the applicable Management Agreement) or Administrative Agent; and

(f)   No Borrower has authorized (or will authorize) the banks maintaining the Accounts to comply with instructions of any Person other than the applicable Manager (under its Management Agreement, solely with respect to the Property Account and the Manager Accounts) and Administrative Agent during a Lockbox Period.

ARTICLE IV

TAXES, YIELD PROTECTION AND ILLEGALITY

4.01.   Taxes.

(a)   Payments Free of Taxes. Any and all payments by or on account of any obligation of any Borrowers under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by Borrowers shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 4.01) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b)   Payment of Other Taxes by Borrowers. Borrowers shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of Administrative Agent timely reimburse it for, Other Taxes.

(c)   Evidence of Payments. As soon as practicable after any payment of Taxes by Borrowers to a Governmental Authority pursuant to this Section 4.01, Borrowers shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent.

(d)   Indemnification by Borrowers. Borrowers shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by a Lender (with a copy to Administrative Agent), or by Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e)   Indemnification by the Lenders. Each Lender shall severally indemnify Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that Borrowers have not already indemnified Administrative Agent for such Indemnified Taxes and without limiting the obligation of Borrowers to do so), (ii) any Taxes attributable to such Lender's failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by

Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by Administrative Agent to the Lender from any other source against any amount due to Administrative Agent under this paragraph (e).

(f)   Status of the Lenders.

(i)   Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to Borrowers and Administrative Agent, at the time or times reasonably requested by Borrowers or Administrative Agent, such properly completed and executed documentation reasonably requested by Borrowers or Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrowers or Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrowers or Administrative Agent as will enable Borrowers or Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 4.01(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)   Without limiting the generality of the foregoing, in the event that any Borrower is a U.S. Person,

(A)   any Lender that is a U.S. Person shall deliver to such Borrower (s) and Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrowers or Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B)   any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrowers and Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrowers or Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals

of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(2) executed originals of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit J-1 to the effect that such Foreign Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of Borrowers within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "U.S. Tax Compliance Certificate") and (y) executed originals of IRS Form W-8BEN; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit J-2 or Exhibit J-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit J-4 on behalf of each such direct and indirect partner;

(C)   any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrowers and Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrowers or Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit Borrowers or Administrative Agent to determine the withholding or deduction required to be made; and

(D)   if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such

Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to Borrowers and Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrowers or Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Borrowers or Administrative Agent as may be necessary for Borrowers and Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Borrowers and Administrative Agent in writing of its legal inability to do so.

(g)   Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 4.01 (including by the payment of additional amounts pursuant to this Section 4.01), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 4.01 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h)   Survival. Each party's obligations under this Section 4.01 shall survive the resignation or replacement of Administrative Agent or any assignment of rights by, or the

replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

(i)   Defined Terms. For purposes of this Section 4.01, the term "Lender" includes any Issuing Bank and the term "applicable law" includes FATCA.

4.02.   Illegality. If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurodollar Loans, or to determine or charge interest rates based upon the Adjusted LIBO Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to Borrowers through Administrative Agent, any obligation of such Lender to make or continue Eurodollar Loans or to convert ABR Loans to Eurodollar Loans shall be suspended until such Lender notifies Administrative Agent and Borrowers that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, Borrowers shall, upon demand from such Lender (with a copy to Administrative Agent), prepay or, if applicable, convert all Eurodollar Loans of such Lender to ABR Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Loans. Upon any such prepayment or conversion, Borrowers shall also pay accrued interest on the amount so prepaid or converted.

4.03.   Inability to Determine Rates. If the Required Lenders determine that for any reason in connection with any request for a Eurodollar Loan or a conversion to or continuation thereof that (a) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurodollar Loan, (b) adequate and reasonable means do not exist for determining the Adjusted LIBO Rate for any requested Interest Period with respect to a proposed Eurodollar Loan, or (c) the Adjusted LIBO Rate for any requested Interest Period with respect to a proposed Eurodollar Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, Administrative Agent will promptly so notify Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain Eurodollar Loan shall be suspended until Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, Borrowers may revoke any pending request for the Loans or conversion to or continuation of Eurodollar Loans or, failing that, will be deemed to have converted such request into a request for ABR Loans in the amount specified therein.

4.04.   Increased Costs; Reserves on Eurodollar Loans. xi) Increased Costs Generally. If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender or Issuing Bank;

(ii)   subject any Lender or Issuing Bank to any tax of any kind whatsoever with respect to this Agreement or any Eurodollar Loan made by it or Letter of Credit

issued or participated in by it, or change the basis of taxation of payments to such Lender or Issuing Bank in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 4.01 and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender or Issuing Bank); or

(iii)   impose on any Lender or Issuing Bank or the London interbank market any other condition, cost or expense affecting this Agreement or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan or issuing or maintaining a Letter of Credit (or of maintaining its obligation to make any such Loan or participate in such Letter of Credit) or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or Issuing Bank, Borrowers will pay to such Lender or Issuing Bank such additional amount or amounts as will compensate such for such additional costs incurred or reduction suffered.

(b)   Capital Requirements. If any Lender or Issuing Bank determines that any Change in Law affecting such Lender or Issuing Bank or any Lending Office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's or Issuing Bank's capital or on the capital of such Lender's or Issuing Bank's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender's or Issuing Bank's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or Issuing Bank's policies and the policies of such Lender's or Issuing Bank's holding company with respect to capital adequacy and liquidity), then from time to time Borrower will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender's or Issuing Bank's holding company for any such reduction suffered.

(c)   Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to Borrowers shall be conclusive absent manifest error. Borrowers shall pay such Lender or Issuing Bank the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d)   Delay in Requests. Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender's or Issuing Bank's right to demand such compensation, provided that Borrowers shall not be required to compensate a Lender or Issuing Bank pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that such Lender or Issuing Bank notifies Borrowers of the Change in Law giving rise to such increased costs

or reductions and of such Lender's or Issuing Bank's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine (9) month period referred to above shall be extended to include the period of retroactive effect thereof).

4.05.   Compensation for Losses. Upon demand of any Lender or Issuing Bank (with a copy to Administrative Agent) from time to time, Borrowers shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)   any continuation, conversion, payment or prepayment of any Loan other than a ABR Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)   any failure by any Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a ABR Loan on the date or in the amount notified by such Borrower; or

(c)   any assignment of a Eurodollar Loan on a day other than the last day of the Interest Period therefor as a result of a request by Borrowers pursuant to Section 12.14;

including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. Borrowers shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by Borrowers to the Lenders under this Section 4.05, each Lender shall be deemed to have funded each Eurodollar Loan made by it at the Adjusted LIBO Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurodollar Loan was in fact so funded.

4.06.   Mitigation Obligations; Replacement of the Lenders. xii) Designation of a Different Lending Office. If any Lender requests compensation under Section 4.04, or any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 4.01, or if any Lender gives a notice pursuant to Section 4.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 4.01 or 4.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 4.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)   Replacement of the Lenders. If any Lender requests compensation under Section 4.04, or if any Borrower is required to pay any additional amount to any Lender or

any Governmental Authority for the account of any Lender pursuant to Section 4.01, Borrowers may replace such Lender in accordance with Section 12.14.

4.07. Survival. All of Borrowers' obligations under this Article IV shall survive termination of the Commitments and repayment of all other Obligations hereunder.

4.08. Defaulting Lender.

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) unused fees shall cease to accrue on the unfunded portion of the Commitment of such Defaulting Lender;

(b) the Commitment and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders, the Super-Majority Lenders or all Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 12.01); except (i) such Defaulting Lender's Commitment may not be increased or extended without its consent and (ii) the principal amount of, or interest or fees payable on, Loans and LC Disbursements may not be reduced or excused or the scheduled date of payment may not be postponed as to such Defaulting Lender without such Defaulting Lender's consent;

(c) if any Swingline Exposure or LC Exposure exists at the time such Lender becomes a Defaulting Lender then:

(i) all or any part of the Swingline Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent (x) the sum of all non-Defaulting Lenders' Revolving Credit Exposures plus such Defaulting Lender's Swingline Exposure and LC Exposure does not exceed the total of all non-Defaulting Lenders' Commitments and (y) the conditions set forth in Section 5.02(c) and (d) are satisfied at such time;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, Borrowers shall within one Business Day following notice by Administrative Agent (x) first, prepay such Swingline Exposure and (y) second, cash collateralize for the benefit of Issuing Bank only Borrowers' obligations corresponding to such Defaulting Lender's LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.05(j) for so long as such LC Exposure is outstanding;

(iii) if Borrowers cash collateralize any portion of such Defaulting Lender's LC Exposure pursuant to clause (ii) above, Borrowers shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.12(b) with respect

to such Defaulting Lender's LC Exposure during the period such Defaulting Lender's LC Exposure is cash collateralized;

(iv)   if the LC Exposure of the non-Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Section 2.12(a) and (b) shall be adjusted in accordance with such non-Defaulting Lenders' Applicable Percentages; and

(v)   if all or any portion of such Defaulting Lender's LC Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of Issuing Bank or any other Lender hereunder, all unused fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender's Commitment that was utilized by such LC Exposure) and letter of credit fees payable under Section 2.12(b) with respect to such Defaulting Lender's LC Exposure shall be payable to Issuing Bank until and to the extent that such LC Exposure is reallocated and/or cash collateralized; and

(d)   so long as such Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loan and Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless, in each case, it is satisfied that the related exposure and the Defaulting Lender's then outstanding LC Exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by Borrowers in accordance with Section 4.08(c), and participating interests in any newly made Swingline Loan or any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 4.08(c)(i) (and such Defaulting Lender shall not participate therein).

If (i) a Bankruptcy Event with respect to a Parent of any Lender shall occur following the date hereof and for so long as such event shall continue or (ii) Swingline Lender or Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, Swingline Lender shall not be required to fund any Swingline Loan and Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless Swingline Lender or Issuing Bank, as the case may be, shall have entered into arrangements with Borrowers or such Lender, satisfactory to Swingline Lender or Issuing Bank, as the case may be, to defease any risk to it in respect of such Lender hereunder.

In the event that Administrative Agent, Borrowers, Swingline Lender and Issuing Bank each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then Swingline Exposure and LC Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender's Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders (other than Swingline Loans) as Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

ARTICLE V

CONDITIONS PRECEDENT TO LOANS

5.01. Conditions to Restatement Date. The obligation of each Lender to make the initial Loans, to issue any initial Letters of Credit and the occurrence of the Restatement Date hereunder is subject to satisfaction of the following conditions precedent; provided that each Lender acknowledges and agrees that the materials delivered under Sections 5.01(a)(i) (with respect to Collateral Documents only), (iii), (vi) (clause (y) and perfection opinions only), (x) - (xiv), clauses (A) and (C) only of (xv), (xvi), (xix)-(xxiii), (xxv), and (xxvi) in connection with the Original Closing Date (or with respect to Miami Owner, the Second Amendment), copies of which are on file with Administrative Agent shall have satisfied the requirements of such sections with respect to the Restatement Date:

(a)   Administrative Agent's receipt of the following, each of which shall be originals or facsimiles (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party (where applicable), each dated the Restatement Date (or, in the case of certificates of governmental officials, a recent date before the Restatement Date) and each in form and substance reasonably satisfactory to Administrative Agent and its legal counsel:

(i)   counterparts executed by the Loan Parties of each Loan Document, including, without limitation, this Agreement, each Guaranty, Pledge Agreement and with respect to each Collateral Property the Environmental Indemnity and the Collateral Documents, in each case, sufficient in number for distribution to Administrative Agent, each Lender, and Borrowers;

(ii)   Notes executed by Borrowers in favor of each Lender requesting a Note;

(iii)   fully executed Operating Lease Subordination Agreements;

(iv)   such certificates of resolutions or other action, incumbency certificates, and/or other certificates of Responsible Officers of each Loan Party as Administrative Agent may require evidencing the identity, authority, and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party;

(v)   copies of the Organizational Documents of each Loan Party (or certification that copies of such are on file with Administrative Agent remain true and correct), together with such other documents and certifications as Administrative Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and that each Loan Party is validly existing, in good standing, and qualified to engage in business in each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, except to the

extent that failure to be so qualified could not reasonably be expected to have a Material Adverse Effect;

(vi)   a favorable opinion of one or more firms counsel to the Loan Parties, addressed to Administrative Agent and each Lender, including Akin, Gump, Strauss, Hauer & Feld, L.L.P. and (y) such local counsel opinions for each jurisdiction in which the Collateral Properties are located (issued as of the Original Closing Date, and in the case of Miami Owner, as of the date of the Second Amendment), in each case as to such matters concerning the Loan Parties and the Loan Documents as Administrative Agent may reasonably request, including existence, power and authority; enforceability; non-contravention; no consent and perfection;

(vii)   a certificate of a Responsible Officer of each Loan Party (other than Borrowers) either (A) attaching copies of all consents, licenses, and approvals required in connection with the execution, delivery and performance by such Loan Party and the validity against such Loan Party of the Loan Documents to which it is a party, and such consents, licenses, and approvals shall be in full force and effect, or (B) stating that no such consents, licenses, or approvals are so required;

(viii)   completed and executed Officer's Certificate (A) providing calculations of (x) the Loan to Value Ratio, (y) the Debt Service Coverage Ratio and (z) pro forma compliance with the restrictions on indebtedness set forth in Section 4.03 of the Senior Secured Notes Indenture 2012; in each case, after giving effect to the Aggregate Commitments and the Borrowings on the Restatement Date; which calculations shall show a Loan to Value Ratio of not more than sixty percent (60%) and a pro forma Debt Service Coverage Ratio as of September 30, 2012 of at least 1.40 to 1.00, and (B) providing calculations showing that no Collateral Property comprises more than twenty percent (20%) of the aggregate Net Operating Income of all the Collateral Properties as of the Restatement Date, , except for the Mandalay Beach Property, the Miami Property, the Santa Monica Property, and (if applicable) the Charleston Property, the Net Operating Income of each of which comprises less than twenty five percent (25%) of the aggregate Net Operating Income of all the Collateral Properties as of the Restatement Date;

(ix)   evidence that all insurance required to be maintained pursuant to the Loan Documents has been obtained and is in effect;

(x)   unless otherwise agreed or approved by Administrative Agent, (A) two (2) prints of an original ALTA survey (a "Survey") of each Collateral Property and improvements thereon dated not more than sixty (60) days prior to the date of the Original Credit Agreement (or in the case of Miami Owner, the Second Amendment) and otherwise complying with Exhibit H to the extent required by Administrative Agent and the Title Company; and (B) a Flood Insurance Policy for each Collateral Property in an amount required by Administrative Agent, but in no event less than the amount sufficient to meet the requirements of applicable law and the Flood Insurance Acts, or evidence satisfactory to Administrative Agent that none

of such Collateral Property is located within a one hundred year flood plain or in a flood hazard area as defined by the Federal Insurance Administration and appropriate flood certificates acceptable to Administrative Agent;

(xi)   unless otherwise agreed or approved by Administrative Agent, true and correct copies of all existing plans with respect to the Collateral Properties within the possession or control of any of the Loan Parties (including the site plan) requested by Administrative Agent, together with evidence satisfactory to Administrative Agent that the same comply in all material respects to applicable requirements of Governmental Authorities;

(xii)   with respect to each Collateral Property: (A) true and correct copies of each Major Lease, as well as the Operating Leases, any Ground Lease, and (if applicable) Guarantees thereof; (B) estoppel certificates and subordination and attornment agreements (including nondisturbance agreements if and to the extent agreed by Administrative Agent in its discretion), dated within thirty (30) days prior to the Original Credit Agreement and in form and content satisfactory to Administrative Agent, from the tenants and subtenants as Administrative Agent requires; (C) estoppel and consent agreements from each of the Ground Lessors, dated within thirty (30) days prior to the Original Credit Agreement and in form and content reasonably satisfactory to Administrative Agent; (D) copies of all personal property leases under which (1) payments by Borrowers exceed $50,000 in any year, and/or (2) the term exceeds one year; (E) copies of all operating and service agreements under which (1) payments by Borrowers exceed $50,000 in any year, and/or (2) the term exceeds one year, and if reasonably requested by Administrative Agent estoppel and recognition agreements relating thereto and (F) evidence of the applicable Borrower's or the applicable Loan Party's compliance with each Major Lease delivered pursuant to clause (A) above;

(xiii)   evidence satisfactory to Administrative Agent that no portion of any Collateral Property is "*wetlands*" under any applicable Law and no Collateral Property contains nor is within or near any area designated as a hazardous waste site by any Governmental Authority, that no Collateral Property or any adjoining property contains or has ever contained any Hazardous Material under any Law pertaining to health or the environment, and that no Collateral Property or any use or activity thereon violates or is or could be subject to any response, remediation, clean-up, or other obligation under any Law pertaining to health or the environment including without limitation, a written report of an environmental assessment (including soil assessments) of each Collateral Property, made within thirty (30) days prior to the date of this Agreement (other than for the Boca Raton Property and Dana Point Property, which reports were obtained in connection with the 2010 Term Loan) (in each case, an "Environmental Report"), by an engineering firm, and of a scope and in form and content satisfactory to Administrative Agent, complying with Administrative Agent's established guidelines, showing that there is no evidence of any Hazardous Material which has been generated, treated, stored, released, or

disposed of in any Collateral Property, and such additional evidence as may be required by Administrative Agent. All reports, drafts of reports, and recommendations, whether written or oral, from such engineering firm shall be made available and communicated to Administrative Agent;

(xiv) (A) evidence that each Collateral Property abuts and has fully adequate direct and free access to one or more public streets, dedicated to public use, fully installed and accepted by the appropriate Governmental Authority, that all fees, costs and expenses of the installation and acceptance thereof have been paid in full, and that there are no restrictions on the use and enjoyment of such streets which would adversely affect such Collateral Property; (B) evidence that each Collateral Property shall have access to utilities; (C) evidence that all applicable zoning ordinances, restrictive covenants, and Laws affecting each Collateral Property permit the use for which such Collateral Property is intended and have been or will be complied with without the existence of any variance, non-complying use, nonconforming use or other special exception; (D) evidence that each Collateral Property and Improvements comply and will comply with all Laws regarding subdivision and platting and would so comply if such Collateral Property and the Improvements thereon were conveyed as a separate parcel; and (E) evidence of compliance by Borrowers and each Collateral Property, and any proposed construction, use and occupancy of the Improvements, with such other applicable Laws as Administrative Agent may request, including all Laws regarding access and facilities for handicapped or disabled persons including, without limitation and to the extent applicable, *The Federal Architectural Barriers Act* (42 U.S .C. § 4151 et seq.), *The Fair Housing Amendments Act of 1988* (42 U.S.C. § 3601 et seq.), *The Americans With Disabilities Act of 1990* (42 U.S.C. § 12101 et seq.), *The Rehabilitation Act of 1973* (29 U.S.C. § 794), and any applicable state requirements, with such exceptions therefrom as previously disclosed in writing and accepted by Administrative Agent;

(xv) evidence (A) of the identity of all taxing authorities and utility districts (or similar authorities) currently exercising ad valorem or real property taxing or assessment jurisdiction over any Collateral Property or any portion thereof; (B) that all taxes, standby fees and any other similar charges have been paid, including copies of receipts or statements marked "paid" by the appropriate authority; and (C) that each Collateral Property is a separate tax lot or lots with separate assessment or assessments of the Collateral Property and Improvements, independent of any other Collateral Property or improvements and that each Collateral Property is a separate legally subdivided parcel;

(xvi) (A) executed, acknowledged, and/or sworn to as required counterparts of the Mortgages for each Collateral Property, which shall have been delivered to the Title Company and released for recordation in the official records of the city or county in which each Collateral Property is located, and (B) UCC-1

financing statements which shall have been furnished for filing in all filing offices that Administrative Agent may require;

(xvii)   A title update or datedown Title Policy issued in connection with the Original Credit Agreement and Second Amendment. No Borrower and none of Borrowers' counsel shall have any interest, direct or indirect, in the Title Company (or its agent) or any portion of the premium paid for the Title Insurance;

(xviii) (A) evidence that immediately prior to the Original Closing Date and as of the time the Mortgages were filed for record, except for Permitted Liens and as of the Restatement Date: (1) no contract, or memorandum thereof, for construction, design, surveying, or any other service relating to any Collateral Property has been filed for record in the county where such Collateral Property is located; and (2) no mechanic's or materialman's Lien claim or notice, lis pendens, judgment, or other claim or encumbrance against such Collateral Property has been filed for record in the county where the Collateral Property is located or in any other public record which by Law provides notice of claims or encumbrances regarding such Collateral Property; (B) a certificate or certificates of a reporting service acceptable to Administrative Agent, reflecting the results of searches of each of the Loan Parties made within thirty (30) days prior to the Restatement Date , (1) of the central and local Uniform Commercial Code records, showing no filings against any of the collateral for the Obligations or against Borrowers otherwise except as consented to by Administrative Agent; and (2) of the appropriate judgment and tax Lien records, showing no outstanding judgment or tax Lien against Borrowers;

(xix)   to the extent reasonably deemed necessary by Administrative Agent, an executed REA estoppel letter from each party to any REA for any applicable Collateral Property;

(xx)   a true and correct copy of (A) each Franchise Agreement and fully executed "comfort letter" for each such Franchise Agreement in form and substance satisfactory to Administrative Agent, (B) each Management Agreement for each Collateral Property, together with a fully executed Manager's Consent and Subordination of Management Agreement relating to each such Management Agreement; in each case, which includes an agreement to attorn to Administrative Agent in the event Administrative Agent takes possession of any Collateral Property by foreclosure, deed in lieu of foreclosure or otherwise and (C) all Licenses relating to the Collateral Properties, provided that Borrowers obligations to deliver copies of such Licenses prior to the Restatement Date shall be limited to an obligation to use commercially reasonable efforts to do so;

(xxi)   a Physical Condition Report for each Collateral Property;

(xxii)   an earthquake or seismic condition report for each of the Santa Monica Property and the Mandalay Beach Property;

(xxiii) Unaudited Financial Statements of each Borrower;

(xxiv) Acceptable Appraisals of each Collateral Property, which collectively show: (A) a Loan to Value Ratio for all of the Collateral Properties, of no more than sixty percent (60.0%) after giving effect to the Aggregate Commitments on the Restatement Date; (B) no Collateral Property comprises more than twenty percent (20%) of the aggregate Net Operating Income of all the Collateral Properties as of the Restatement Date, except for the Mandalay Beach Property, the Miami Property, the Santa Monica Property, and (if applicable) the Charleston Property, the Net Operating Income of each of which comprises less than twenty five percent (25%) of the aggregate Net Operating Income of all the Collateral Properties as of the Restatement Date;

(xxv) Administrative Agent's Disbursement and Rate Management Signature Authorization and Instruction Form;

(xxvi) a Certification of Non-Foreign Status for each Borrower; and

(xxvii) such other assurances, certificates, documents, consents, or opinions as Administrative Agent or the Lenders reasonably may require.

(b) Any fees required to be paid on or before the Restatement Date shall have been paid. Exiting Lenders shall have received: (i) the purchase price for the Assigned Interests paid by the Increasing Lenders, representing (A) the aggregate principal amount outstanding of the Loans owing to such Exiting Lender under the Original Credit Agreement and the other Original Loan Documents plus (B) if applicable, the aggregate amount of payments previously made by such Exiting Lender to fund participations in Swingline Loans under Sections 2.04 of the Original Credit Agreement which have not been repaid and (ii) all accrued and unpaid interest and fees owing to such Exiting Lender under the Credit Original Agreement, payable by Borrowers.

(c) Borrowers shall have paid all reasonable attorney's costs of Administrative Agent to the extent invoiced prior to or on the Restatement Date.

(d) The representations and warranties contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the Restatement Date.

(e) No Default or Event of Default shall exist on or result from the occurrence of the Restatement Date.

5.02. Each Credit Event. The obligation of each Lender to make any Loan on the occasion of any Borrowing and of Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a) Borrowers shall be in compliance with the Debt Service Coverage Ratio set forth in Section 8.07 after giving effect to the Loans to be made;

(b) Borrowers shall be in compliance with the restrictions on indebtedness set forth in Section 4.03 of the Senior Secured Notes Indenture 2012 after giving effect to the Loans to be made;

(c) The representations and warranties of Borrowers contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith, shall be true and correct in all material respects (unless such representations are qualified as to "materiality", "Material Adverse Effect" or with similar language, in which case such representations shall be true in all respects) on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable, except to the extent such representations and warranties were made as of a specified date, in which case such representation and warranty shall have been true and correct as of such specified date;

(d) (i) No Default or Event of Default shall exist, or would result from the making of Loans or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, on or as of the date of such Borrowing; and (ii) prior to the completion of any Substitution effected in accordance with the terms set forth in Section 2.21(e), the Outstanding Amounts shall not result in (x) the sum of the total Revolving Credit Exposures exceeding the Available Aggregate Commitments or (y) a Loan to Value Ratio for all of the remaining Collateral Properties of no more than sixty percent (60%), taking into account all Acceptable Appraisals and the Available Aggregate Commitment as of such time; and

(e) Administrative Agent shall have one or more Officer's Certificates, each of which shall be originals or facsimiles or electronic copies unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party (where applicable), each dated on and as of the date of such Borrowing and each in form and substance reasonably satisfactory to Administrative Agent, certifying to the matters set forth Sections 5.02(a) through (d) above.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Borrowers each represent and warrant to Administrative Agent and the Lenders that:

6.01. Existence, Qualification and Power. Each Borrower (a) is duly organized or formed, validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite

governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party and consummate the transactions contemplated thereby, and (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) or (c) with respect to qualification to do business, to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect or, solely as of the Restatement Date and the Extension Effective Date, a Material Property Event. Attached hereto as Schedule 6.01 is an organizational chart of each Borrower. Execution and delivery of each of the Loan Documents by each Borrower party thereto, will not: (i) conflict with or result in any breach or contravention of any provision of law, statute, rule or regulation to any Borrowers is subject or any judgment, order, writ, injunction, license or permit applicable to Borrowers, or (ii) conflict with any provision of the corporate charter or bylaws of, or any agreement or other instrument binding upon, Borrowers.

6.02.   Proceedings.   Each Borrower has taken all necessary action to authorize the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party. This Agreement and the other Loan Documents have been duly executed and delivered by or on behalf of each Borrower and constitute legal, valid and binding obligations of such Borrower, enforceable against such Borrower in accordance with their respective terms, subject only to applicable Debtor Relief Laws, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

6.03.   No Conflicts.   The execution, delivery and performance of this Agreement and the other Loan Documents by each Borrower will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien, charge or encumbrance (other than pursuant to the Loan Documents) upon any of the property or assets of such Borrower, as applicable pursuant to the terms of its Organizational Documents, any indenture, mortgage, deed of trust, loan agreement, partnership agreement, management agreement, franchise agreement, or other agreement or instrument to which any Borrower is a party or by which any of such Borrower property or assets is subject, nor will such action result in any violation of the provisions of any statute or any order, rule or regulation of any court or Governmental Authority or body having jurisdiction over any Borrower or any of the Collateral Properties or any of such Loan Party's other assets, or any license or other approval required to operate the Collateral Properties, and any consent, approval, authorization, order, registration or qualification of or with any Governmental Authority required for the execution, delivery and performance by any Borrower of this Agreement or by Borrowers of any other Loan Document, have been obtained and is in full force and effect, in each case if such Borrower's noncompliance with this Section 6.03 would reasonably be expected to have a Material Adverse Effect.

6.04.   Litigation.   There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority or other agency now pending or, to its knowledge, threatened against or affecting any Borrower or any Collateral Property, which actions, suits or proceedings, if determined against such Borrower or any Collateral Property, would reasonably be expected to have a Material Adverse Effect.

6.05.   Agreements. No Borrower is party to any agreement or instrument or subject to any restriction which would reasonably be expected to have a Material Adverse Effect or, solely as of the Restatement Date and the Extension Effective Date, cause a Material Property Event. No Borrower is in default in any respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Contractual Obligation, Law or Legal Requirement to which it is a party or by which such Borrower or any of the Collateral Properties are bound, the effect of which could reasonably be expected to cause a Material Property Event. No Borrower has any material financial obligation under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such Borrower is a party or by which such Borrower or any Collateral Property is otherwise bound, other than (a) obligations incurred in the ordinary course of the operation of the Collateral Properties as permitted by this Agreement and (b) obligations under the Loan Documents.

6.06.   Solvency. No Borrower has executed the Notes, this Agreement or any other Loan Document with the actual intent to hinder, delay or defraud any creditor. Each Borrower has received reasonably equivalent value in exchange for its obligations under the Loan Documents. As of the Restatement Date, the fair saleable value of each Borrower's assets exceeds such Borrower's total liabilities, including, without limitation, subordinated, unliquidated, disputed and contingent liabilities. Each Borrower's assets as of the Restatement Date do not constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. No Borrower intends to incur debt and liabilities (including contingent liabilities and other commitments) beyond its ability to pay such debt and liabilities as they mature (taking into account the timing and amounts of cash to be received by such Borrower and the amounts to be payable on or in respect of obligations of such Borrower). No petition under any Debtor Relief Laws has been filed against any Borrower or any constituent Person in the last seven (7) years, and neither such Borrower nor any constituent Person in the last seven (7) years has ever made an assignment for the benefit of creditors or taken advantage of any insolvency act for the benefit of debtors. Neither any Borrower nor any of its constituent Persons are contemplating either the filing of a petition by it under any Debtor Relief Laws or the liquidation of all or a major portion of such Borrower's assets or property, and no Borrower has knowledge of any Person contemplating the filing of any such petition against it or such constituent Persons.

6.07.   Full and Accurate Disclosure. No statement of fact made by any Borrower in this Agreement or in any of the other Loan Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained herein or therein not misleading in any material respect. There is no fact presently known to any Borrower which has not been disclosed to Administrative Agent which would have or could reasonably be expected to cause a Material Adverse Effect or, solely as of the Restatement Date and the Extension Effective Date, a Material Property Event.

6.08.   No Plan Assets. No Borrower is a Plan and none of the assets of any Borrower constitute or will constitute "Plan Assets" of one or more Plans. In addition, (a) no Borrower is a "governmental plan" within the meaning of Section 3(32) of ERISA and (b) transactions by or with any Borrower are not subject to state statutes regulating investment of, and fiduciary obligations with respect to, governmental plans similar to the provisions of Section 406 of ERISA or

Section 4975 of the Code currently in effect, which prohibit or otherwise restrict the transactions contemplated by this Agreement.

6.09. <u>Compliance with Legal Requirements</u>. Except as disclosed in any Environmental Report, Physical Condition Report or Survey, Borrowers and the Collateral Properties and the ownership, operation and use thereof comply in all material respects with all applicable Legal Requirements, including, without limitation, all Environmental Laws, building and zoning ordinances and codes. No Borrower is in default or violation in any material respect of any order, writ, injunction, decree or demand of any Governmental Authority. There has not been committed by any Borrower or any other Person in occupancy of or involved with the operation or use of the Collateral Properties any act or omission affording the Federal government or any other Governmental Authority the right of forfeiture as against any Collateral Property or any part thereof or any monies paid in performance of any Borrower's obligations under any of the Loan Documents.

6.10. <u>Financial Information</u>. All financial data, including, without limitation, the operating statements of revenue and expense, that have been delivered to Administrative Agent or any Lender by or on behalf of Borrowers and the Collateral Properties (a) considered in the aggregate, are true, complete and correct in all material respects, (b) fairly present the financial condition of Borrowers and the Collateral Properties, as applicable, as of the date of such reports, and (c) have been prepared in accordance with GAAP throughout the periods covered, except as disclosed therein (but subject to normal year-end adjustments). Except for Permitted Liens, no Borrower has any contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that are known to such Borrower and reasonably likely to have a materially adverse effect on any Collateral Property or the operation thereof as hotels except as referred to or reflected in said financial statements. Since the date of the most recent such financial statements supplied to Administrative Agent, there has been no materially adverse change in the financial condition, operations or business of Borrowers from that set forth in said financial statements.

6.11. <u>Condemnation</u>. Except as provided on Schedule 6.11, no Condemnation or other similar proceeding has been commenced or, to the best of Borrowers' knowledge, is threatened or contemplated with respect to all or any portion of any Collateral Property or for the relocation of roadways providing access to any Collateral Property.

6.12. <u>Federal Reserve Regulations; Foreign Asset Control Regulations</u>. No part of the proceeds of the Loans will be used for the purpose of purchasing or carry any "margin stock" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or for any other purpose which would be inconsistent with such Regulation U or any other Regulations of such Board of Governors, or for any purposes prohibited by Legal Requirements or by the terms and conditions of this Agreement or the other Loan Documents. No Borrower owns any "margin stock".

6.13. <u>Utilities and Public Access</u>. Each Collateral Property has rights of access to public ways and is served by public water, sewer, sanitary sewer and storm drain facilities adequate to service such Collateral Property for its respective intended uses. All public utilities necessary or convenient to the full use and enjoyment of each Collateral Property are located either in the public

right-of-way abutting each Collateral Property (which are connected so as to serve each Collateral Property without passing over other property) or in recorded easements serving each Collateral Property and such easements are set forth in and insured by the Title Policy. All roads necessary for the use of each Collateral Property for their current respective purposes have been completed, are physically open and except as disclosed on the Surveys, are dedicated to public use and have been accepted by all Governmental Authorities.

6.14. Foreign Person. No Borrower is a "foreign person" within the meaning of § 1445 (f)(3) of the Code.

6.15. Fee and Leasehold Ownership. Hospitality Owner is the sole legal and equitable fee owner of good and marketable, record title to the Charlotte Property, the Mandalay Beach Property, and the Santa Monica Property, in each case subject only to Permitted Liens. Dana Point Owner is the sole legal and equitable fee owner of good and marketable title to the Dana Point Property, subject only to Permitted Liens. The Philadelphia Affiliate Ground Lessor is the sole legal and equitable fee owner of the Philadelphia Property, subject only to Permitted Liens. Miami Owner is the sole legal and equitable fee owner of, has good and marketable title to, and after recordation of the deed relating thereto, has record title to, the Miami Property, subject only to Permitted Liens. Each Ground Lessee is the owner of good and marketable, record title to the leasehold estate under its applicable Ground Lease, subject only to Permitted Liens; and each Operating Lessee is the legal and equitable owner of good and marketable, record title to the leasehold estate under its applicable Operating Lease subject only to Permitted Liens.

6.16. Separate Tax Lots; Assessments. Each Collateral Property is comprised of one (1) or more parcels which constitute a separate tax lot or lots and does not constitute a portion of any other tax lot not a part of such Collateral Property. To the best of each Borrower's knowledge, except for Permitted Liens, there are no pending or proposed special or other assessments for public improvements or otherwise affecting any Collateral Property, nor are there any contemplated improvements to any Collateral Property that may result in such special or other assessments, except for Permitted Liens.

6.17. Enforceability. The Loan Documents are not subject to any right of rescission, set-off, counterclaim or defense by any Borrower, including the defense of usury, and no Borrower has asserted any right of rescission, set-off, counterclaim or defense with respect thereto.

6.18. No Prior Assignment. There are no prior assignments of the Leases or any portion of the Rents due and payable or to become due and payable which are presently outstanding.

6.19. Insurance. Borrowers have obtained and have delivered to Administrative Agent certified copies of all insurance policies reflecting the insurance coverages, amounts and other requirements set forth in this Agreement. To the best of each Borrower's knowledge, no Person, including any Borrower, has done, by act or omission, anything which would impair the coverage of any such policy.

6.20. Use of Property. Each Collateral Property is used exclusively for hotel purposes and other appurtenant and related uses including but not limited to restaurants and lounges.

6.21. Certificate of Occupancy; Licenses. All material certifications, permits, licenses and approvals, including without limitation, certificates of completion and occupancy permits required for the legal use, occupancy and operation of each Collateral Property by any Borrower as a hotel for its current uses and amenities, including all liquor, hotel and common victualler's Licenses (collectively, the "Licenses"), have been obtained and are in full force and effect and are not subject to revocation, suspension or forfeiture. Schedule 6.21 lists all Licenses maintained for each Collateral Property and the holder of each such License. Borrowers shall keep and maintain (or shall cause to be kept and maintained) all Licenses necessary for the operation of each Collateral Property as a hotel for its other uses and amenities. The use being made of each Collateral Property is in conformity with the certificate of occupancy issued for such Collateral Property.

6.22. Flood Zone. Except as disclosed on the Surveys, none of the Improvements on any Collateral Property are located in an area as identified by the Federal Emergency Management Agency as an area having special flood hazards and, if so located, the flood insurance required pursuant to Section 9.01(a)(vii) is in full force and effect with respect to each such Collateral Property.

6.23. Physical Condition. Except to the extent that any Borrower's noncompliance with this Section 6.23 would not reasonably be expected to have a Material Adverse Effect or, solely as of the Restatement Date and the Extension Effective Date, a Material Property Event, and except as was disclosed in any Environmental Report, Physical Condition Report or Survey: (a) each Collateral Property, including, without limitation, all buildings, improvements, parking facilities, sidewalks, storm drainage systems, roofs, plumbing systems, HVAC systems, fire protection systems, electrical systems, equipment, elevators, exterior sidings and doors, landscaping, irrigation systems and all structural components, are in good condition, order and repair in all material respects; there exists no structural or other material defects or damages in any Collateral Property, whether latent or otherwise, and no Borrower has received notice from any insurance company or bonding company of any defects or inadequacies in any Collateral Property, or any part thereof, which would adversely affect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination of any policy of insurance or bond; (b) each Collateral Property is free from damage caused by fire or other casualty; and (c) all liquid and solid waste disposal, septic and sewer systems located on each Collateral Property are, in all material respects, in a good and safe condition and repair and in compliance with all Legal Requirements.

6.24. Boundaries. All of the Improvements which were included in determining the Appraised Value as set forth in the Acceptable Appraisal of each Collateral Property lie wholly within the boundaries and, except as disclosed on the Surveys, building restriction lines of such Collateral Property, and no improvements on adjoining properties encroach upon such Collateral Property, and other than Permitted Liens, no easements or other encumbrances upon the applicable Collateral Property encroach upon any of the Improvements.

6.25. Leases. The Operating Lessees are the lessors under the Leases as indicated in Schedule 6.25. No Person (other than hotel guests) other than with respect to Permitted Liens has any possessory interest in any Collateral Property or right to occupy the same except under and

pursuant to the provisions of the Leases and Management Agreements. The current Major Leases are in full force and effect and there are no defaults by any Borrower or, to the best of each Borrower's knowledge, any tenant under any Major Lease, and there are no conditions that, with the passage of time or the giving of notice, or both, would constitute defaults under any Major Lease. With respect to the Major Leases, no Rent has been paid more than one (1) month in advance of its due date. There are no offsets or defenses to the payment of any portion of the Rents. All work to be performed by any Borrower under each Major Lease has been performed as required and has been accepted by the applicable tenant, and any payments, free rent, partial rent, rebate of rent or other payments, credits, allowances or abatements required to be given by any Borrower to any tenant has already been received by such tenant. There has been no prior sale, transfer or assignment, hypothecation or pledge of any Major Lease or of the Rents received therein which is still in effect. No tenant under any Major Lease has sublet all or any portion of the premises demised thereby, nor does anyone except such tenant and its employees occupy such leased premises other than with respect to Permitted Liens. No tenant under any Lease has a right or option pursuant to such Lease or otherwise to purchase all or any part of Collateral Property. Except as set forth in the Major Leases, no tenant under any Lease has any right or option for additional space in any Collateral Property.

6.26.   Survey. The Survey for each Collateral Property delivered to Administrative Agent in connection with this Agreement (or the Original Credit Agreement, as applicable) does not fail to reflect any material matter affecting such Collateral Property or any Material Title Defect.

6.27.   Filing and Recording Taxes. All transfer taxes, deed stamps, intangible taxes or other amounts in the nature of transfer taxes required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the transfer of the Collateral Properties to the respective Borrower have been paid. All mortgage, mortgage recording, stamp, intangible or other similar tax required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents, including, without limitation, the Mortgages, have been paid.

6.28.   Franchise Agreements; Property Improvement Plans.

(a)   The Franchise Agreement, for each Franchised Property, is in full force and effect, all franchise fees, reservation fees, royalties and other sums due and payable thereunder have been paid in full to date, and neither any Borrower nor, to the best of any Borrower's knowledge, the respective Franchisor is in default thereunder.

(b)   There exists no property improvement plan with respect to any Collateral Property pursuant to which improvements or repairs to such Collateral Property required by the applicable Franchisor remains incomplete or unsatisfied in accordance with such plan or other requirements of such Franchisor.

6.29.   Management Agreements. The Management Agreement for each Collateral Property is in full force and effect and there is no default thereunder by any Borrower or, to any Borrower's knowledge, the Manager thereunder and, to the best of each Borrower's knowledge, no event has

occurred that, with the passage of time and/or the giving of notice would constitute a default thereunder. No Management Fees under any Management Agreement are accrued and unpaid except as provided or permitted under the express terms of a Management Agreement.

6.30. Illegal Activity. No portion of any Collateral Property has been or will be purchased by Borrowers with proceeds of any illegal activity and to the best of Borrowers' knowledge, there are no illegal activities or activities relating to any controlled substances at any Collateral Property.

6.31. No Change in Facts or Circumstances; Disclosure. All information submitted by Borrowers, or on behalf of Borrowers, to Administrative Agent or any Lender and in all financial statements, rent rolls, reports, certificates and other documents submitted in connection with this Agreement or in satisfaction of the terms thereof and all statements of fact made by any Borrower in this Agreement or in any other Loan Document, considered in the aggregate, are accurate, complete and correct in all material respects. There has been no material adverse change in any condition, fact, circumstance or event that would make any such information inaccurate, incomplete or otherwise misleading in any material respect or that otherwise would reasonably be expected to have a Material Adverse Effect.

6.32. Investment Company Act. No Borrower is (a) an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended; (b) a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company" within the meaning of the Public Utility Holding Company Act of 1935, as amended; or (c) subject to any other federal or state law or regulation which purports to restrict or regulate its ability to borrow money.

6.33. Principal Place of Business; State of Organization; Tax Identification Number. (a) each Owner's principal place of business, state of organization, organizational identification number and tax identification number as of the date hereof is set forth in Schedule 6.33 to this Agreement; (b) each Operating Lessee's principal place of business, state of organization, organizational identification number and tax identification number is set forth in Schedule 6.33.

6.34. Single Purpose Entity. Each Borrower and each Principal of each Borrower (other than FelCor Op and FelCor TRS, each of which represents, covenants and agrees solely with respect to the Dana Point Owner and Dana Point Operating Lessee, and not with respect to itself or each other) represents, covenants and agrees that it has not, and shall not, and that its Organizational Documents provide that it has not, and shall not:

     (a)   in the case of each Borrower, engage in any business or activity other than the acquisition, development, ownership, operation, leasing, managing and maintenance of its respective Collateral Properties, and entering into the Loan, and activities incidental thereto or conduct and operate its business in a different manner from how it is presently conducted and operated; and with respect to each Principal of each Borrower (other than FelCor Op and FelCor TRS), engage in any business or activity other than the ownership of its interest in such Borrower, and activities incidental thereto;

(b)   with respect to such Borrower, acquire or own any material assets or property other than (i) (A) in the case of each Owner, its respective Collateral Properties and (B) in the case of each Operating Lessee, its interest in its respective Operating Leases, and (ii) such incidental Personal Property as may be necessary for the operation of its Collateral Property or Collateral Properties, as the case may be, and with respect to each Principal of each Borrower (other than FelCor Op and FelCor TRS), acquire or own any material asset other than its interest in such Borrower;

(c)   merge into or consolidate with any Person or dissolve, terminate or liquidate in whole or in part, transfer or otherwise dispose of all or substantially all of its assets or change its legal structure;

(d)   (i) fail to observe its organizational formalities or preserve its existence as an entity duly formed, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation, and qualification to do business in the state where its Collateral Property or Collateral Properties are located, if applicable, or (ii) amend, modify, terminate or fail to comply with the special purpose entity/bankruptcy remoteness provisions of such Borrower's or such Principal's Organizational Documents (other than FelCor Op or FelCor TRS);

(e)   own any Subsidiary or make any Investment in any Person except (i) in the case of Borrowers, in compliance with the terms of Sections 8.02 and 8.10 of this Agreement, and (ii) in the case of the Principals (other than FelCor Op or FelCor TRS) of Borrowers, such Principals' ownership of Borrowers (and in the case of Hospitality Owner's Principal, the Philadelphia Ground Lessor), in each case, without the prior written consent of Administrative Agent and the Required Lenders;

(f)   commingle its funds or its assets with the assets of any of its members, general partners, Affiliates or of any other Person, participate in a cash management system (other than pursuant to a Management Agreement or in accordance with this Agreement) with any other Person or fail to use its own separate stationery, invoices and checks;

(g)   incur any Indebtedness, other than (i) Permitted Liens and Permitted Personal Property Liens; (ii) the Obligations, and (iii) except for trade payables in the ordinary course of its business of owning and operating the Collateral Property or Properties as applicable, provided that such trade debt (A) is not evidenced by a note, (B) is paid within sixty (60) days of the date incurred, (C) does not exceed, in the aggregate, four percent (4%) of the outstanding principal balance of the Notes and (D) is payable to trade creditors and in amounts as are normal and reasonable under the circumstances;

(h)   (i) fail to maintain its records (including financial statements), books of account and bank accounts (including payroll accounts) separate and apart from those of the members, general partners, Principal or Affiliates of a Borrower, as the case may be, the Affiliates of a member, general partners, Principal or Affiliate of such Borrower, as the case may be, and any other Person, (ii) permit its assets or liabilities to be listed as assets or liabilities on the financial statement of any other Person or (iii) include the assets or liabilities

of any other Person on its financial statements; except for consolidated financial statements which contain a note indicating that such Borrower's or Principal's separate assets and liabilities are neither available to pay the debts of the consolidated entity nor constitute obligations of the consolidated entity;

(i)   become insolvent and fail to pay its debts and liabilities (including, as applicable, shared personnel and overhead expenses) from its assets as the same shall become due;

(j)   seek the dissolution or winding up in whole, or in part, of either such Borrower or Principal;

(k)   fail to correct any known misunderstandings regarding the separate identity of any Borrower or any Principal of a Borrower, as the case may be, or any other Borrower, Principal of a Borrower, member, general partner or Affiliate thereof or any other Person;

(l)   guarantee or become obligated for the debts of any other Person or hold itself out to be responsible for the debts of another Person, other than with respect to the Obligations or any guarantee of any Management Agreement, Replacement Management Agreement, Franchise Agreement or Replacement Franchise Agreement, as set forth therein as the case may be;

(m)   make any loans or advances from Collateral to any third party, including any Principal of a Borrower, member, general partner or Affiliate of Borrowers or any member, general partner or Affiliate thereof (other than Restricted Payments permitted by the Loan Documents), and shall not acquire with Collateral any obligations or securities of any Principal, member, general partner or Affiliate of a Borrower, or any member, general partner, or Affiliate thereof; or enter into, or be a party to, any transaction with any Affiliate of Borrowers or its Principal, except for (i) the Operating Leases, the Affiliate Ground Leases, and the Overhead Sharing Agreement, and (ii) transactions which are in the ordinary course of business, with terms no less favorable to any Borrower, its Principal or such Affiliate than would be obtained in a comparable arm's-length transaction with an unrelated third party, in accordance with Section 8.18;

(n)   fail to file its own tax returns or be included on the tax returns of any other Person except as required by applicable Law;

(o)   fail either to hold itself out to the public as a legal entity separate and distinct from any other Person or to conduct its business solely in its own name or a name franchised or licensed to it by an entity other than an Affiliate of a Borrower, and not as a division or part of any other entity in order not (i) to mislead others as to the identity with which such other party is transacting business, or (ii) to suggest that such Borrower or Principal of a Borrower, is responsible for the debts of any third party (including any Principal, member, general partner, or Affiliate of a Borrower, or any member, general partner or Affiliate thereof);

(p)   fail to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations;

(q)   hold itself out as or be considered as a department or division of (i) any Principal, general partner, member or Affiliate of a Borrower, (ii) any Affiliate of a Principal, general partner or member of a Borrower, or (iii) any other Person;

(r)   fail to allocate fairly and reasonably any overhead expenses that are shared with a Loan Party, including paying for office space and services performed by any employee of an Affiliate of such Loan Party;

(s)   pledge its assets that constitute Collateral for the benefit of any other Person other than with respect to the Obligations;

(t)   fail to maintain a sufficient number of employees in light of its contemplated business operations;

(u)   fail to provide in its Organizational Documents that for so long as the Loans or any other Obligations are outstanding, it shall not file or consent to the filing of any petition, either voluntary or involuntary, to take advantage of any applicable Debtor Relief Law or make an assignment for the benefit of creditors without the affirmative vote of the Independent Director and of all other general partners/managing members/directors;

(v)   fail to hold its assets in its own name or maintain its assets in a manner that is costly or difficult to segregate, ascertain, or identify from the assets of any Affiliate, Principal, member, general partner or guarantor of a Borrower, or any Affiliate of such Principal, member, general partner or guarantor, or from any other Person;

(w)   have any of its obligations guaranteed by an Affiliate, other than with respect to the Obligations hereunder;

(x)   fail at any time (A) in the case of Borrowers, to have at least two (2) independent director/managers (each, an "Independent Director"), or (B) in the case of any Principal of a Borrower (except FelCor Op and FelCor TRS), to have at least one (1) Independent Director, that in either case is not and has not been for at least five (5) years: (i) a direct or indirect legal or beneficial owner of any limited liability company membership interest, stock, partnership interest or other equity interest in a Borrower or Principal or any other Affiliate of either of Borrowers or Principal (other than potential de minimus and indirect interests FelCor Trust incidentally held through mutual fund investments) (an "Equity Owner"), a director, manager or trustee (in each case, other than an independent director, independent manager or independent trustee of FelCor Trust or any other Affiliate of either of Borrowers or Principals), or any officer, employee, partner, member, beneficiary, contractor, accountant, attorney or counsel of a Borrower or Principal or any Affiliate of either of them; (ii) a creditor, customer, supplier or other Person who derives its purchases or revenues (other than any fee paid to such director as compensation for such director to

serve as an Independent Director) from its activities with such Borrower, Principal, FelCor Trust or any other Affiliate of either of Borrowers or Principals (a "Business Party"); (iii) a Person or other entity controlling or under common control with any such Equity Owner, partner, member, director, manager, trustee, officer, beneficiary, contractor, employee, accountant, attorney, counsel or Business Party; or (iv) a member of the immediate family of any such Equity Owner, partner, member, director, manager, trustee, officer, beneficiary, contractor, employee, accountant, attorney, counsel or Business Party; provided that if any individual shall cease to be an Independent Director at any time (for any reason), the affected Borrowers and Principals shall immediately, and in any event, within three (3) Business Days after such occurrence, give to Administrative Agent and each Lender notice of such departure and the identity of the replacement Independent Director appointed in accordance with the terms hereof; provided further, that each LLC Agreement shall provide that no removal of any Independent Director shall be effective until such time as a replacement Independent Director meeting all applicable requirements of this Section 6.34 has accepted his or her appointment as an Independent Director of the applicable Borrower or Principal; and provided further that each Borrower's or Principal's (other than FelCor Op's or FelCor TRS's) LLC Agreement (as defined below) shall provide that each Independent Director and Special Member (as defined below) shall at all times be an employee of National Registered Agents, Inc., Global Securitization Services, LLC, Entity Services Group, LLC, Puglisi & Associates, Stewart Management Co., Lord Securities Corporation, Nevada Holding Services, Inc., CT Corporation, Corporation Service Company, InCorp Services, Inc., or a similar nationally-recognized service company that engages professionally in the business of providing Independent Directors to special purpose entities;

(y)   become involved in the day-to-day management of any other Person;

(z)   make any investments indirectly or by brokers not engaged and paid by any Borrower or Principal of Borrowers or an agent thereof (provided that if any such agent is an Affiliate of any Borrower or such Principal, it shall be compensated at a fair market rate for its services); or

(aa)   permit its board of directors/managers to take any action which, under the terms of any applicable Organizational Documents, requires the unanimous vote of one hundred percent (100%) of the members of the board, without the vote of all of its Independent Directors; including, with respect to itself or to any other Person in which it has a direct or indirect legal or beneficial interest (x) seeking or consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian or other similar official for the benefit of the creditors of such Person or all or any portion of such Person's properties, or (y) taking any action that might cause such Person to become insolvent, petition or otherwise institute insolvency proceedings or otherwise seeking any relief under any laws relating to the relief from debts or the protection of debtors generally, or (z) violating the requirements set forth in this Section 6.34 or in such Person's Organizational Documents, with respect to its operations as a special purpose vehicle.

The limited liability company agreements of each Borrower and each Principal (other than FelCor Op and FelCor TRS) of each Borrower (collectively, the "LLC Agreement") shall provide that (i) to the fullest extent permitted by law, each Independent Director shall consider the interest of the limited liability company, including its respective creditors, in acting or otherwise voting on the single purpose entity matters specified in this Section 6.34 or therein; (ii) that Administrative Agent, together with its successors and assigns as administrative agent hereunder, is an intended beneficiary of the single purpose entity requirements set forth therein and may enforce such provisions, (ii) upon the occurrence of any event that causes the last remaining member of any Borrower or Principal ("Member") to cease to be the member of such Borrower or Principal (other than (1) upon an assignment by Member of all of its limited liability company interest in such Borrower or Principal and the admission of the transferee in accordance with the Loan Documents and the LLC Agreement, or (2) the resignation of Member and the admission of an additional member of such Borrower or Principal in accordance with the terms of the Loan Documents and the LLC Agreement), any Person designated by such Borrower or Principal shall, without any action of any other Person and simultaneously with the Member ceasing to be the member of such Borrower or Principal, automatically be admitted to such Borrower ("Special Member") and shall continue such Borrower or Principal without dissolution and (iv) Special Member may not resign from such Borrower or Principal or transfer its rights as Special Member unless a successor Special Member has been admitted to such Borrower or Principal as Special Member in accordance with requirements of Delaware law. The LLC Agreement further provides that (v) Special Member shall automatically cease to be a member of such Borrower or Principal upon the admission to such Borrower or Principal of a substitute Member, (w) Special Member shall be a member of such Borrower or Principal that has no interest in the profits, losses and capital of such Borrower or Principal and has no right to receive any distributions of such Borrower's or Principal's assets, (x) pursuant to Section 18-30-1 of the Delaware Limited Liability Company Act (the "Act"), Special Member shall not be required to make any capital contributions to such Borrower or Principal and shall not receive a limited liability company interest in such Borrower, (y) Special Member, in its capacity as Special Member, may not bind such Borrower or Principal and (z) except as required by any mandatory provision of the Act, Special Member, in its capacity as Special Member, shall have no right to vote on, approve or otherwise consent to any action by, or matter relating to, such Borrower or Principal, including, without limitation, the merger, consolidation or conversion of such Borrower or Principal. In order to implement the admission to such Borrower or Principal of Special Member, Special Member shall execute a counterpart to the LLC Agreement. The LLC Agreement provides that prior to its admission to such Borrower or Principal as Special Member, Special Member shall not be a member of such Borrower or Principal. The LLC Agreement further provides the following: (i) upon the occurrence of any event that causes the Member to cease to be a member of such Borrower or Principal, to the fullest extent permitted by law, the personal representative of Member shall, within ninety (90) days after the occurrence of the event that terminated the continued membership of Member in such Borrower or Principal, agree in writing (A) to continue such Borrower or Principal and (B) to the admission of the personal representative or its nominee or designee, as the case may be, as a substitute member of such Borrower or Principal, effective as of the occurrence of the event that terminated the continued membership of Member of such Borrower in such Borrower or Member of such Principal in such Principal, as applicable; (ii) any action initiated by or brought against Member or Special Member under any Debtor Relief Laws shall not cause Member or Special Member to cease to be a member of such Borrower or Principal and upon the occurrence

104

of such an event, the business of such Borrower or Principal shall continue without dissolution; and (iii) that each of Member and Special Member waives any right it might have to agree in writing to dissolve such Borrower or Principal upon the occurrence of any action initiated by or brought against Member or Special Member under any Debtor Relief Laws, or the occurrence of an event that causes Member or Special Member to cease to be a member of such Borrower or Principal.

6.35. <u>Business Purposes</u>. The Loan and the proceeds thereof are to be used solely for the business purposes of Borrowers, and is not for personal, family, household, or agricultural purposes.

6.36. <u>Taxes</u>. Each Borrower has filed all federal, state, county, municipal, and city income and other tax returns required to have been filed by it and has paid, prior to delinquency thereof, all taxes and related liabilities which have become due pursuant to such returns or pursuant to any assessments received by it. No Borrower knows of any basis for any additional assessment in respect of any such taxes and related liabilities for prior years.

6.37. <u>Environmental Representations and Warranties</u>. Each Borrower represents and warrants, except as specifically disclosed in those certain Environmental Reports identified on Schedule 6.37 with respect to each Collateral Property that: (a) there are no Hazardous Materials or underground storage tanks in, on, or under any of the Collateral Properties, except those that are both (i) in compliance with current Environmental Laws and with permits issued pursuant thereto (if such permits are required), and (ii) either (A) in amounts not in excess of that necessary to operate, clean, repair and maintain the applicable Collateral Property or each tenant's respective business at such Collateral Property as set forth in their respective Leases, or (B) held by a tenant for sale to the public in its ordinary course of business, (b) there are no past, present or threatened Releases of Hazardous Materials in violation of any Environmental Law and which would require remediation by a Governmental Authority in, on, under or from any of the Collateral Properties; (c) there is no threat of any Release of Hazardous Materials migrating to any of the Collateral Properties; (d) there is no present or, to any Borrower's knowledge, prior non-compliance with Environmental Laws, or with permits issued pursuant thereto, in connection with any of the Collateral Properties; (e) each Borrower does not know of, and has not received, any written or oral notice or other communication from any Person (including but not limited to a Governmental Authority) relating to Hazardous Materials located or Released in, on, under or from any of the Collateral Properties or relating to any Environmental Liability; and (f) each Borrower has truthfully and fully provided to Administrative Agent, in writing, any and all information relating to environmental conditions in, on, under or from any of the Collateral Properties known to such Borrower or contained in such Borrower's files and records, including but not limited to any reports relating to Hazardous Materials in, on, under or migrating to or from any of the Collateral Properties and/or to the environmental condition of the Collateral Properties.

6.38. <u>Ground Lease Representations</u>. Except as set forth on Schedule 6.38:

(a)   Each Property that is subject to a Ground Lease, and the applicable Ground Lessor thereof and the title and dates with respect to any agreements, amendments or assignments comprising such Ground Lease, are set forth on Schedule 6.15, and (i) Borrower has delivered a true and correct copy of each Ground Lease to Administrative Agent prior to or simultaneously with its execution of the applicable Mortgage, (ii) each Ground Lease

is in full force and effect and has not been modified or amended in any manner whatsoever, except as identified on Schedule 6.15, (iii) each Ground Lessee enjoys the quiet and peaceful possession of the property demised thereby, (iv) there are no defaults under any Ground Lease by any party thereunder, and no event has occurred which but for the passage of time, or notice, or both would constitute a default under such Ground Lease, (v) all rents, additional rents and other sums due and payable under each Ground Lease have been paid in full, and (vi) no Ground Lessee or any Affiliate nor the applicable Ground Lessor under each Ground Lease has commenced any action or given or received any notice for the purpose of terminating such Ground Lease, (vii) the consummation of the transactions contemplated hereby will not result in any breach of, or constitute a default under, any Ground Lease, (viii) all actions which must be taken for Administrative Agent to have the rights of a leasehold mortgagee or mortgagee pursuant to each of the Ground Leases have been taken and completed, and (ix) no Ground Lessee or Affiliate has granted any other leasehold mortgage or made any other assignment, pledge or hypothecation of its interest under any of the Ground Leases;

(b)   The Mortgage encumbering Hospitality Owner's interest in the Philadelphia Affiliate Ground Lease also encumbers the Philadelphia Affiliate Ground Lessor's fee interest in the Philadelphia Property and the fee interest is subject and subordinate of record to the applicable Mortgage, and such Mortgage does not by its terms provide that it will be subordinated to the Lien of any other mortgage or other Lien upon such fee interest, and upon the occurrence of an Event of Default, Administrative Agent has the right to foreclose or otherwise exercise its rights with respect to the fee interest within a commercially reasonable time;

(c)   The Ground Leases or a memorandum thereof have been duly recorded, the Ground Leases permit the interest of the lessee thereunder to be encumbered by the applicable Mortgage. Except as identified on Schedule 6.15, there has not been any change in the terms of the Ground Leases since their recordation. Each of the Ground Leases, either by its express terms or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), cannot be cancelled, terminated, surrendered or amended without the prior written consent of Administrative Agent;

(d)   The Ground Leases are not subject to any Liens (other than Permitted Liens) superior to, or of equal priority with, the applicable Mortgage;

(e)   The applicable Ground Lessee's interest in each of the Ground Leases, either by the express terms of the Ground Leases or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), are assignable upon notice to, but without the consent of, the lessor thereunder and, in the event that it is so assigned, it is further assignable upon notice to, but without the need to obtain the consent of, such lessor;

(f)   The Ground Leases, either by their express terms or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), require the lessor thereunder to give notice of any default by the applicable Ground Lessee to Administrative Agent; and the Ground Leases, either by their express terms or after giving effect to any

estoppel and consent agreement described in Section 5.01(a)(xii)(C), further provide that notice of termination given under the Ground Leases are not effective against Administrative Agent or any Lender unless a copy of the notice has been delivered to Administrative Agent or the Lenders in the manner described in the applicable Ground Lease;

(g)   Either under the express terms of the Ground Leases or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), Administrative Agent is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the applicable Ground Lessee under the Ground Leases) to cure any default under the Ground Leases, which is curable after the receipt of notice of any default before the lessor thereunder may terminate such Ground Lease;

(h)   The Ground Leases have a term which extends not less than twenty-two (22) years beyond the Maturity Date;

(i)   After giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), the Ground Leases, require the lessor to enter into a new lease on similar terms and conditions upon termination of the applicable Ground Lease for any reason, including rejection of such Ground Lease in a proceeding under any Debtor Relief Law;

(j)   Under the terms of each Ground Lease and the applicable Loan Documents, taken together, any Net Proceeds will be applied either to the Restoration of all or part of the Collateral Properties, with Administrative Agent or a trustee appointed by Administrative Agent having the right to hold and disburse such Net Proceeds as the Restoration progresses, or, after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), to the payment of the outstanding principal balance of the Loan together with any accrued interest thereon; and

(k)   Either under the express terms of the Ground Leases or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), the Ground Leases do not impose restrictions on subletting.

6.39.   <u>Operating Lease Representations</u>.

(a)   (i) Each Operating Lease is in full force and effect and has not been modified or amended in any manner whatsoever, (ii) except as set forth on <u>Schedule 6.39</u>, there are no defaults under any Operating Lease by any party thereunder, and no event has occurred which but for the passage of time, or notice, or both would constitute a default under such Operating Lease, (iii) except as set forth on <u>Schedule 6.39</u>, all rents, additional rents and other sums due and payable under each Operating Lease have been paid in full, and (iv) no Operating Lessee nor any Owner (Lessor) under any Operating Lease has commenced any action or given or received any notice for the purpose of terminating such Operating Lease;

(b)   Each Mortgage which encumbers an Operating Lessee's interest in an Operating Lease also encumbers the respective Owner's interest in the applicable Collateral Property, and the fee interest is subject and subordinate of record to the applicable Mortgage,

and such Mortgage does not by its terms provide that it will be subordinated to the Lien of any other mortgage or other Lien upon such fee interest, and upon the occurrence and during the continuance of an Event of Default, Administrative Agent has the right to foreclose or otherwise exercise its rights with respect to the fee interest within a commercially reasonable time;

(c)   The Operating Leases cannot be cancelled, terminated, surrendered or amended without the prior written consent of Administrative Agent, except as expressly permitted by Section 7.16(d);

(d)   The applicable interests of each Operating Lessee and each Owner in the Operating Leases are not subject to any Liens (other than Permitted Liens) superior to, or of equal priority with, the applicable Mortgage;

(e)   The Operating Leases require the applicable Owner to give notice of any default by the applicable Operating Lessee to Administrative Agent and the Operating Leases further provide that notice of termination given under the Operating Leases are not effective against Administrative Agent or any Lender unless a copy of the notice has been delivered to Administrative Agent or the Lenders in the manner described in the applicable Operating Lease;

(f)   Under the terms of each Operating Lease, Administrative Agent is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the applicable Operating Lessee under the Operating Leases) to cure any default under the Operating Lease, which is curable after the receipt of notice of any default before the lessor thereunder may terminate such Operating Lease;

(g)   Under the terms of each Operating Lease and the applicable Loan Documents, taken together, any Net Proceeds will be applied either to the Restoration of all or part of the Collateral Properties, with Administrative Agent or a trustee appointed by Administrative Agent having the right to hold and disburse such Net Proceeds as the Restoration progresses, or to the payment of the outstanding principal balance of the Loan together with any accrued interest thereon; and

(h)   The Operating Leases do not impose restrictions on subletting.

6.40.   Liens. The Collateral Documents provide first priority Liens in the Collateral in favor of the Secured Parties, subject to no other Liens, other than Permitted Liens.

6.41.   Service Contracts. Other than the Leases, the Operating Leases and the Ground Leases, no Borrower has entered into any Contractual Obligation with respect to property or services to be provided by third parties with respect to any Collateral Property except (a) those listed on Schedule 6.41, (b) after the Restatement Date, those permitted under Section 8.05, and (c) those that are otherwise not material to Borrowers or any Collateral Property.

6.42. Personal Property Leasing and Financing.

No Personal Property used in the ownership or operation of any hotel, is subject to any financing or leasing arrangements except (a) as disclosed on Schedule 6.42, (b) after the Restatement Date, those permitted under Section 8.04, and (c) those that are otherwise not material to Borrowers or any Collateral Property.

6.43. Reciprocal Agreements.

(a) No Loan Party is currently in default in any respect (nor has any notice been given or received with respect to an alleged or current default) under any of the terms and conditions of any REA, and each REA remains unmodified and in full force and effect except where such default, modification or failure to be in full force and effect could not reasonably be expected to cause a Material Property Event.

(b) All sums due and owing by any Loan Party to the other parties to each REA (or by the other parties to each REA to any Loan Party) pursuant to the terms of such REA, have been paid, are current, and no lien has attached on any Collateral Property (or threat thereof been made) for failure to pay any of the foregoing except where such failure could not reasonably be expected to cause a Material Property Event.

6.44. USA Patriot Act.

(a) Neither Borrowers nor any of their Subsidiaries or, to the knowledge of Borrowers, any of their respective Affiliates over which any of the foregoing exercises management control (each, a "Controlled Affiliate") is a Prohibited Person, and Borrowers and, to the knowledge of Borrowers, such Controlled Affiliates are in compliance with all applicable orders, rules and regulations of OFAC.

(b) Neither Borrowers nor any of their Subsidiaries or, to the knowledge of Borrowers, any of their respective Controlled Affiliates: (1) is targeted by United States or multilateral economic or trade sanctions currently in force; (2) is owned or controlled by, or acts on behalf of, any Person that is targeted by United States or multilateral economic or trade sanctions currently in force; (3) is a Prohibited Person; or (4) is named, identified or described on any list of Persons with whom United States Persons may not conduct business, including any such blocked persons list, designated nationals list, denied persons list, entity list, debarred party list, unverified list, sanctions list or other such lists published or maintained by the United States, including OFAC, the United States Department of Commerce or the United States Department of State.

6.45. Embargoed Person. (a) None of Borrowers' assets constitute property of, or are beneficially owned, directly or indirectly, by any Person targeted by economic or trade sanctions under U.S. law, including but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq. (the "Trading With the Enemy Act"), any of the foreign assets control regulations of the Treasury (31 C.F.R., Subtitle B, Chapter V, as amended) (the "Foreign Assets Control Regulations") or any enabling

legislation or regulations promulgated thereunder or executive order relating thereto (which includes, without limitation, (i) Executive Order No. 13224, effective as of September 24, 2001, and relating to Blocking Property and Prohibiting Transaction With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) (the "Executive Order") and (ii) the USA PATRIOT Act, if the result of such ownership would be that any Loan made by any Lender would be in violation of law ("Embargoed Person"); (b) no Embargoed Person has any interest of any nature whatsoever in Borrowers if the result of such interest would be that any Loan would be in violation of law; (c) Borrowers have not engaged in business with Embargoed Persons if the result of such business would be that any Loan made by any Lender would be in violation of law; and (d) neither Borrowers nor any Controlled Affiliate (i) is or will become a "blocked person" as described in the Executive Order, the Trading With the Enemy Act or the Foreign Assets Control Regulations or (ii) engages or will engage in any dealings or transactions, or be otherwise associated, with any such "blocked person". For purposes of determining whether or not a representation is true or a covenant is being complied with under this Section 6.45, Borrower shall not be required to make any investigation into (i) the ownership of publicly traded stock or other publicly traded securities or (ii) the beneficial ownership of any collective investment fund.

6.46.   Survival of Representations. Borrowers agree that all of the representations and warranties set forth in this Article VI and elsewhere in this Agreement and in the other Loan Documents (as such representations and warranties are modified or qualified by the Schedules, reports and other certificates and instruments delivered to Administrative Agent pursuant to this Agreement) shall survive for so long as any amount remains owing by any Loan Party under this Agreement or any of the other Loan Documents. All representations, warranties, covenants and agreements made in this Agreement or in the other Loan Documents by any Loan Party shall be deemed to have been relied upon by Administrative Agent and the Lenders notwithstanding any investigation heretofore or hereafter made by any of Administrative Agent or the Lenders or on its behalf.

ARTICLE VII

AFFIRMATIVE COVENANTS

From the date hereof until payment and performance in full of all Obligations under the Loan Documents and the termination or expiration of all Commitments and any Letters of Credit or, in respect of a specific Collateral Property, until the earlier release of the Liens of all Mortgages encumbering such Collateral Property in accordance with the terms of this Agreement and the other Loan Documents, Borrowers each covenant as follows:

7.01.   Existence; Compliance with Legal Requirements.

(a)   There shall never be committed by any Borrower or any other Person in occupancy of or involved with the operation or use of the Collateral Properties any act or omission affording the Federal government or any state or local government the right of forfeiture against any Collateral Property or any part thereof or any monies paid in performance of such Borrower's obligations under any of the Loan Documents. Each Borrower hereby covenants and agrees not to commit, permit or suffer to exist any act or

omission affording such right of forfeiture. To the extent that any Borrower's noncompliance with this Section 7.01(a) would reasonably be expected to have a Material Adverse Effect: (i) such Borrower shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its existence, rights, licenses, permits and franchises, and comply, in all material respects, with all Legal Requirements applicable to it and its Collateral Properties; (ii) such Borrower shall at all times maintain, preserve and protect all franchises and trade names and preserve all the remainder of its property used or useful in the conduct of its business and shall keep the Collateral Properties in good working order and repair, and from time to time make, or cause to be made, all reasonably necessary repairs, renewals, replacements, betterments and improvements thereto, all as more fully provided in this Agreement and the Mortgages; (iii) such Borrower shall keep the Collateral Properties insured at all times by financially sound and reputable insurers, to such extent and against such risks, and maintain liability and such other insurance, as is more fully provided in this Agreement; and (iv) such Borrower shall operate any Collateral Property that is the subject of any O&M Program in accordance with the terms and provisions thereof in all material respects.

(b)   Borrowers, at their own expense, may contest by appropriate legal proceeding promptly initiated and conducted in good faith and with due diligence, the validity of any Legal Requirement, the applicability of any Legal Requirement to Borrowers or any Collateral Property or any alleged violation of any Legal Requirement, provided that (i) no Event of Default has occurred and remains uncured; (ii) such proceeding shall be permitted under and be conducted in accordance with the provisions of any Contractual Obligation to which the applicable Borrowers are subject and shall not constitute a default thereunder and such proceeding shall be conducted in accordance with all applicable Laws; (iii) no Collateral Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, cancelled or lost; (iv) Borrowers shall promptly upon final determination thereof comply with any such Legal Requirement determined to be valid or applicable or cure any violation of any Legal Requirement; (v) such proceeding shall suspend the enforcement of the contested Legal Requirement against Borrowers or any Collateral Property; and (vi) Borrowers shall furnish such security as may be required in the proceeding, to insure compliance with such Legal Requirement, together with all interest and penalties payable in connection therewith. Administrative Agent may apply any such security or part thereof, as necessary to cause compliance with such Legal Requirement at any time when, in the judgment of Administrative Agent, the validity, applicability or violation of such Legal Requirement is finally established or any Collateral Property (or any part thereof or interest therein) shall be in danger of being sold, forfeited, terminated, cancelled or lost.

7.02.   Taxes and Other Charges.   Borrowers shall pay all Taxes and material Other Charges now or hereafter levied or assessed or imposed against the Collateral Properties or any part thereof prior to delinquency thereof. Upon Administrative Agent's request, each Borrower shall furnish to Administrative Agent receipts, or other evidence for the payment of the Taxes and the Other Charges prior to the date the same shall become delinquent. Borrowers shall not suffer and shall promptly cause to be paid and discharged any Lien or charge whatsoever which may be or become a Lien or charge against the Collateral Properties, and shall promptly pay for all utility services provided to

the Collateral Properties. Borrowers, at their own expense, may contest by appropriate legal proceeding, promptly initiated and conducted in good faith and with due diligence, the amount or validity or application in whole or in part of any Taxes or Other Charges, provided that (i) no Event of Default has occurred and remains uncured or would result from such contest; (ii) such proceeding shall be permitted under and be conducted in accordance with the provisions of any Contractual Obligation to which a Borrower is subject and shall not constitute a default thereunder and such proceeding shall be conducted in accordance with all applicable Laws; (iii) no Collateral Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, cancelled or lost; (iv) Borrowers shall promptly upon final determination thereof pay the amount of any such Taxes or Other Charges, together with all costs, interest and penalties which may be payable in connection therewith; (v) such proceeding shall suspend the collection of such contested Taxes or Other Charges from the applicable Collateral Properties; and (vi) each Borrower shall furnish to Administrative Agent for the benefit of the Lenders, such security as may be required in the proceeding or as may be necessary or advisable, to insure the payment of any such Taxes or Other Charges, together with all interest and penalties thereon. Administrative Agent may apply such security or part thereof held by Administrative Agent at any time when, in the judgment of Administrative Agent, the validity or applicability of such Taxes or Other Charges are established or any Collateral Property (or part thereof or interest therein) shall be in danger of being sold, forfeited, terminated, cancelled or lost or there shall be any danger of the Lien of any Mortgage being primed by any related Lien.

7.03.　Litigation. Borrowers shall give prompt written notice to Administrative Agent and the Lenders of any litigation or governmental proceedings pending or threatened in writing against any Borrower which might have a Material Adverse Effect or could reasonably be expected to result in a judgment in excess of $10,000,000.

7.04.　Access to Collateral Properties. Borrowers shall permit agents, representatives and employees of Administrative Agent and each Lender to inspect the Collateral Properties or any part thereof at reasonable hours upon reasonable advance notice and shall cause each Operating Lessee and each Manager to permit such access.

7.05.　Notice of Default. Borrowers shall promptly advise Administrative Agent and the Lenders of the occurrence of any Default, Event of Default or any material adverse change in any Borrower's condition, financial or otherwise reasonably likely to cause a Material Adverse Effect or Material Property Event of which a Borrower has knowledge.

7.06.　Cooperation in Legal Proceedings. Except with respect to any claim by Borrowers against Administrative Agent or the Lenders, Borrowers shall cooperate fully with Administrative Agent with respect to any proceedings relating to Borrowers, the Collateral Properties or the Loans before any court, board or other Governmental Authority which may in any way adversely affect the rights of Administrative Agent or any Lender hereunder or any rights obtained by Administrative Agent or any Lender under any of the other Loan Documents and, in connection therewith, permit Administrative Agent on behalf of the Lenders, at its election, to participate in any such proceeding.

7.07.　Award and Insurance Benefits. Borrowers shall cooperate with Administrative Agent in obtaining for the Lenders the benefits of any Awards or Insurance Proceeds lawfully or equitably

payable in connection with any Collateral Property, and Administrative Agent shall be reimbursed for any expenses incurred in connection therewith (including reasonable attorneys' fees and disbursements, and the payment by Borrowers of the expense of an Acceptable Appraisal on behalf of the Lenders in case of Casualty or Condemnation affecting any Collateral Property or any part thereof) out of such Award or Insurance Proceeds.

7.08. <u>Further Assurances</u>. Borrowers shall, at Borrowers' sole cost and expense:

(a) furnish to Administrative Agent all instruments, documents, boundary surveys, footing or foundation surveys, certificates, plans and specifications, appraisals, title and other insurance reports and agreements, and each and every other document, certificate, agreement and instrument required to be furnished by Borrowers pursuant to the terms of the Loan Documents or reasonably requested by Administrative Agent in connection therewith;

(b) execute and deliver to Administrative Agent such documents, instruments, certificates, assignments and other writings, and do such other acts necessary or desirable, to evidence, preserve and/or protect the Collateral at any time securing or intended to secure the Obligations under the Loan Documents and the Liens in favor of the Secured Parties and priority thereof, as Administrative Agent may reasonably require including, without limitation (i) the authorization of Administrative Agent to execute and/or the execution by Borrowers (if applicable) and filing of UCC financing statements, (ii) the execution and delivery of all such writings necessary to transfer any Licenses into the name of Administrative Agent or its designee after the occurrence of any Event of Default, to the extent such Licenses are transferable, (iii) Borrowers shall cause the applicable Manager to cooperate in the transfer of any Licenses held by such Manager to Borrowers upon the termination of the Management Agreement with such Manager, in accordance with the terms of such Management Agreement, and (iv) in respect of Collateral consisting of motor vehicles in excess of $25,000.00 in value per vehicle only, notification by Borrowers of the existence of such vehicles whether or not requested by Administrative Agent and upon the request of Administrative Agent such information relating to and instruments of title relating thereto as may be necessary to perfect Liens; and

(c) do and execute all and such further lawful and reasonable acts, conveyances and assurances for the better and more effective carrying out of the intents and purposes of this Agreement and the other Loan Documents, as Administrative Agent shall reasonably require from time to time, including cooperating (i) to assist any Lender in obtaining any additional appraisals required under FIRREA, at the sole expense of such Lender, and (ii) to assist Administrative Agent in obtaining updated appraisals at any time and from time to time, provided that unless an Event of Default has occurred and is continuing, Borrowers shall only be responsible for costs of one such updated appraisal for each Collateral Property per calendar year so long as more than six months has elapsed since the then most recent updated appraisal for such Collateral Property was obtained.

7.09. <u>Mortgage and Intangible Taxes</u>. Borrowers shall pay, or reimburse Administrative Agent and each Lender for (in each case, to the extent permitted by applicable Law) all state, county

and municipal recording, mortgage, intangible, and all other taxes imposed upon the execution and recordation of the Mortgage and/or upon the execution and delivery of Notes and this Agreement.

7.10. Financial Reporting.

(a) Borrowers will keep and maintain or will cause to be kept and maintained on a Fiscal Year basis, in accordance with GAAP, (or such other accounting basis acceptable to Administrative Agent) proper and accurate books, records and accounts reflecting all of the financial affairs of Borrowers and all items of income and expense in connection with the operation on an individual basis of the Collateral Properties. Administrative Agent, at its own cost and expense (except as provided in the next sentence) shall have the right from time to time at all times during normal business hours upon reasonable notice to examine such books, records and accounts at the office of Borrowers or any other Person maintaining such books, records and accounts and to make such copies or extracts thereof as Administrative Agent shall desire. Upon the occurrence and during the continuance of an Event of Default, Borrowers shall pay any reasonable costs and expenses incurred by Administrative Agent to examine Borrowers' accounting records with respect to the Collateral Properties, as Administrative Agent shall determine to be necessary or appropriate. All operating and profits and loss statements required pursuant to this Section 7.10 shall be prepared for each Collateral Property and for the Collateral Properties taken as a whole. All other statements required pursuant to this Section 7.10 shall be prepared for the Collateral Properties taken as a whole.

(b) Each Borrower will furnish to Administrative Agent and the Lenders annually, within ninety (90) days following the end of each Fiscal Year: a complete copy of (i) Borrowers' annual financial statements certified by a Responsible Officer of Borrowers, both in accordance with GAAP (or such other accounting basis acceptable to Administrative Agent) covering the Collateral Properties for such Fiscal Year and containing statements of profit and loss and a balance sheet, (ii) an operating statement certified by a Responsible Officer of each Borrower for each Collateral Property and the Collateral Properties taken as a whole which present the operating results of the Collateral Properties in a manner consistent with those operating statements given by each Borrower to Administrative Agent prior to the Original Closing Date (but giving effect to the addition of and deletion of Collateral Properties, as applicable), which operating statement shall be in substantially the form of Exhibit I. Such statements referred to in subsection (ii) above shall set forth the financial condition and the results of operations of the Collateral Properties for such Fiscal Year, and shall include, but not be limited to, amounts representing annual Net Operating Income for such period, and (iii) calculations, set forth in reasonable detail of the Debt Service Coverage Ratio, certified by a Responsible Officer of Borrowers. Annual financial statements of Borrowers shall be accompanied by (1) operating statements for each Collateral Property and the Collateral Properties taken as a whole showing a comparison of the income and expenses contained in the prior Fiscal Year's Approved Annual Budget and the actual income and expenses for the prior Fiscal Year, (2) a certificate executed by a Responsible Officer or other appropriate officer of such Borrower, stating that each such annual financial statement and operating statements present fairly the financial condition and the results of operations of each Borrower and the Collateral Properties being reported upon and has been prepared in accordance with GAAP,

and (3) an annual occupancy report for such year, including the average daily room rate for such year.

(c)   Each Borrower will furnish, or cause to be furnished, to Administrative Agent and the Lenders on or before forty-five (45) days after the end of each calendar quarter the following items, accompanied by a certificate of a Responsible Officer or other appropriate officer of such Borrower, stating that such items are true, correct, accurate, and complete and fairly present the results of the operations of such Borrower and the Collateral Properties: (i) a report of occupancy for the subject quarter including an average daily rate, and any and all franchise inspection reports received by any Borrower during the subject quarter accompanied by an Officer's Certificate with respect thereto; (ii) quarterly and year-to-date operating statements, and Capital Expenditures presented for each Collateral Property and the Collateral Properties taken as a whole in a form consistent with the operating statements and Capital Expenditures reports delivered by Borrowers to Administrative Agent and the Lenders in connection with the Lenders' underwriting of the Loan which operating statement shall be in substantially the form of Exhibit I) and prepared for each calendar quarter, noting Net Operating Income for such period, and other information necessary and sufficient to fairly present the results of operation of the Collateral Properties during such calendar quarter, and containing a comparison of budgeted income and expenses and the actual income and expenses, (iii) a detailed explanation of any variances which are both (I) ten percent (10%) or more and (II) in excess of $50,000 between budgeted and actual amounts for any Collateral Property, all in form satisfactory to Administrative Agent; (iv) calculations, set forth in reasonable detail of the Debt Service Coverage Ratio, certified by a Responsible Officer of Borrower and (v) a Smith Travel Research STAR Report or similar market benchmarking service for each Collateral Property.

(d)   Each Borrower will furnish, or cause to be furnished, to Administrative Agent and the Lenders on or before thirty (30) days after the end of each calendar month, monthly profits and loss statements for each Collateral Property, accompanied by a certificate of a Responsible Officer or other appropriate officer of Borrower, stating that such statements are true, correct, accurate, and complete and fairly present the results of the operations of Borrowers and each Collateral Properties.

(e)   For Fiscal Year 2013, and for each Fiscal Year thereafter, (I) Borrowers shall submit to Administrative Agent a preliminary Annual Budget for each Collateral Property not later than thirty (30) days prior to the commencement of such Fiscal Year and (II) Borrowers shall submit to Administrative Agent a final proposed Annual Budget for each Collateral Property not later than sixty (60) days after to the commencement of such Fiscal Year. The final budget shall be in form reasonably satisfactory to Administrative Agent, and shall be subject to Administrative Agent's written approval, which approval shall not be unreasonably withheld or delayed (each such Annual Budget after it has been approved in writing by Administrative Agent shall be hereinafter referred to as an "Approved Annual Budget"; provided that each of the Annual Budgets for Fiscal Year 2012 for each Collateral Property, which were delivered on or before the Restatement Date, constitutes an Approved Annual Budget for such Collateral Property). In the event that Administrative Agent objects to the

preliminary or final proposed Annual Budget submitted by Borrowers, Administrative Agent shall advise Borrowers of such objections within fifteen (15) days after receipt respectively thereof (and deliver to Borrowers a reasonably detailed description of such objections) and Borrowers shall promptly revise such Annual Budget and resubmit the same to Administrative Agent. Administrative Agent shall advise Borrowers of any objections to such revised Annual Budget within ten (10) days after receipt thereof (and deliver to Borrowers a reasonably detailed description of such objections) and Borrowers shall promptly revise the same in accordance with the process described in this subsection until Administrative Agent approves the Annual Budget. Until such time that Administrative Agent approves a proposed Annual Budget, the most recently Approved Annual Budget shall apply; provided that, such Approved Annual Budget shall be adjusted to reflect (A) estimated increases in Taxes, Insurance Premiums and utilities expenses and, (B) any incremental increases provided for under the terms of the Management Agreements. Any such proposed preliminary or final Annual Budget submitted to Administrative Agent for Administrative Agent's approval shall be deemed approved if Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with such final proposed Annual Budget, as the case may be, and any and all required information and documentation reasonably required by Administrative Agent to reach a decision, provided, such request to Administrative Agent is marked in bold lettering with the following language: "ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY". With respect to the Annual Budgets to the extent that the timing and the procedures for approval of such Annual Budgets as set forth herein shall be inconsistent with the timing and the procedures for approval set forth in the Management Agreements, the timing and procedures set forth in the Management Agreement shall control, provided that the foregoing shall not in any way limit Administrative Agent's rights to approve such Annual Budgets as set forth above prior to Borrowers agreement on such Budget with the applicable Manager.

(f) Borrowers shall furnish to Administrative Agent and each Lender, promptly, and in any event, within ten (10) Business Days after written request such further detailed information with respect to the operation of the Collateral Properties and the financial affairs of Borrowers as may be reasonably requested by such Person. Borrowers shall give to Administrative Agent and each Lender notice of the departure of any Independent Director from any Borrower (and the appointment of any replacement therefore) in accordance with Section 6.34(x) above.

(g) Borrowers shall furnish to Administrative Agent and each Lender copies of any periodic reporting on covenant compliance under Section 4.18 of the Senior Secured Notes Indenture 2012, concurrently with their delivery thereunder.

(h) Any reports, statements or other information required to be delivered under this Agreement shall be delivered (i) on a diskette or via email, (ii) if requested by Administrative Agent or a Lender and within the capabilities of Borrowers' data systems

without change or modification thereto, in electronic form and prepared using a Microsoft Excel, Microsoft Word for Windows or WordPerfect for Windows files (which files may be prepared using a spreadsheet program and saved as word processing files) and (iii) if requested by Administrative Agent or a Lender, in paper form.

7.11.　<u>Business and Operations</u>. Each Borrower will continue to engage in the businesses presently conducted by such Borrower as and to the extent the same are necessary for the ownership, maintenance, management and operation of the Collateral Properties. Each Borrower will exercise commercially reasonable efforts to comply at all times and in all material respects with the applicable brand standards at each Collateral Property. Borrowers will remain in good standing under the laws of each jurisdiction to the extent required for the ownership, maintenance, management and operation of the Collateral Properties.

7.12.　<u>Costs of Enforcement</u>. Without limitation of any other provision of this Agreement or any other Loan Document, in the event (a) that any Mortgage encumbering any Collateral Property is foreclosed in whole or in part or that any such Mortgage is put into the hands of an attorney for collection, suit, action or foreclosure, (b) of the foreclosure of any mortgage prior to or subsequent to any Mortgage encumbering any Collateral Property in which proceeding Administrative Agent or any Lender is made a party, or (c) a Bankruptcy Event occurs, in respect of any Borrower, any Affiliate Ground Lessor or any of their constituent Persons or an assignment by any Borrower, any Affiliate Ground Lessor or any of their constituent Persons for the benefit of its creditors, Borrowers, the Affiliate Ground Lessors, and their successors or assigns, shall be chargeable with and agree to pay all costs of collection and defense, including attorneys' fees and costs, incurred by Administrative Agent, any Lender, Borrowers or the Affiliate Ground Lessors in connection therewith and in connection with any appellate proceeding or post-judgment action involved therein, together with all required service or use taxes.

7.13.　<u>Estoppel Statements</u>.

(a)　After written request by Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) Borrowers shall within ten (10) Business Days furnish Administrative Agent and the Lenders, with a statement, duly acknowledged and certified, setting forth (i) the amount of the original principal amount of the Obligations, (ii) the unpaid principal amount of the Obligations, (iii) the Applicable Margin, (iv) the date installments of interest and/or principal were last paid, (v) any offsets or defenses to the payment of the Indebtedness hereunder, and (vi) that the Notes, this Agreement, the Mortgages and the other Loan Documents are valid, legal and binding obligations and have not been modified or if modified, giving particulars of such modification.

(b)　Borrowers shall use commercially reasonable efforts to deliver to Administrative Agent and the Lenders upon request, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) tenant estoppel certificates from each commercial tenant under a Major Lease in form and substance reasonably satisfactory to Administrative Agent. As used in this clause (b), "commercially reasonable efforts" shall not, unless an Event of Default has occurred and is

continuing or is reasonably likely to occur, require the payment of fees by Borrower to any Ground Lessor, other than reimbursement for nominal expenses associated with its legal review of the estoppel to the extent required under the applicable Ground Lease.

(c)   Borrowers shall use commercially reasonable efforts, promptly upon request of Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) to deliver to Administrative Agent and the Lenders an estoppel certificate from each Franchisor stating that (i) its Franchise Agreement is in full force and effect and has not been modified, amended or assigned, (ii) neither such Franchisor nor its Operating Lessee is in default under any of the terms, covenants or provisions of the Franchise Agreement and Franchisor knows of no event which, but for the passage of time or the giving of notice or both, would constitute an event of default under such Franchise Agreement, (iii) neither such Franchisor nor such Operating Lessee has commenced any action or given or received any notice for the purpose of terminating such Franchise Agreement and (iv) all sums due and payable to such Franchisor under its Franchise Agreement have been paid in full.

(d)   Borrowers shall, promptly upon request of Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) deliver to Administrative Agent and the Lenders an estoppel certificate from each Operating Lessee stating that (i) its respective Operating Leases are in full force and effect and have not been modified, amended or assigned, (ii) Borrowers are not in default under any of the terms, covenants or provisions of its Operating Lease(s) and such Operating Lessee does not know of any event which, but for the passage of time or the giving of notice or both, would constitute an event of default under any Operating Lease, (iii) no Borrower has commenced any action or given or received any notice for the purpose of terminating any Operating Lease and (iv) all sums due and payable under any Operating Lease have been paid in full.

(e)   Borrowers shall use commercially reasonable efforts, promptly upon request of Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) deliver to Administrative Agent and the Lenders an estoppel certificate from each Ground Lessor stating that (i) the applicable Ground Lease is in full force and effect and has not been modified, amended or assigned, (ii) neither Ground Lessor nor the applicable Ground Lessee is in default under any of the terms, covenants or provisions of the Ground Lease and Ground Lessor knows of no event which, but for the passage of time or the giving of notice or both, would constitute an event of default under the Ground Lease, (iii) neither Ground Lessor nor the applicable Ground Lessee has commenced any action or given or received any notice for the purpose of terminating the Ground Lease and (iv) all sums due and payable under the Ground Lease have been paid in full.

(f)   Borrowers shall use commercially reasonable efforts, promptly upon request of Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) deliver to Administrative

Agent an estoppel certificate from each Manager stating that (i) the applicable Management Agreement is in full force and effect and has not been modified, amended or assigned, (ii) neither Manager nor applicable Borrower is in default under any of the terms, covenants or provisions of such Management Agreement and Manager knows of no event which, but for the passage of time or the giving of notice or both, would constitute an event of default under such Management Agreement, (iii) neither Manager nor applicable Borrower has commenced any action or given or received any notice for the purpose of terminating such Management Agreement and (iv) all sums due and payable under such Management Agreement have been paid in full.

7.14.   Use of Proceeds and Letters of Credit. Borrowers shall use the proceeds of the Loans only for (a) Borrowers' working capital, Capital Expenditures and other general corporate purposes not in contravention of any law or any Loan Document and (b) to make certain Restricted Payments. Letters of Credit shall be used only to support general corporate purposes of Borrowers and their Affiliates not in contravention of any law or any Loan Document.

7.15.   Performance by Borrowers. Each Borrower shall in a timely manner observe, perform and fulfill each and every covenant, term and provision of each Loan Document executed and delivered by, or applicable to such Borrower.

7.16.   Leasing Matters.

(a)   With respect to any Collateral Property, each Borrower may enter into a proposed Lease (including the renewal or extension of an existing Lease (a "Renewal Lease")) without the prior written consent of Administrative Agent, provided such proposed Lease or Renewal Lease (i) provides for rental rates and terms comparable to existing local market rates and terms (taking into account the type and quality of the tenant) as of the date such Lease is executed by such Borrower (unless, in the case of a Renewal Lease, the rent payable during such renewal, or a formula or other method to compute such rent, is provided for in the original Lease), (ii) is an arms-length transaction with a bona fide, independent third party tenant, (iii) would not cause a Material Property Event, (iv) is subject and subordinate to the related Mortgage and, upon Administrative Agent's reasonable request, the lessee thereunder agrees to attorn to Administrative Agent and the Lenders pursuant to an agreement acceptable to Administrative Agent and (v) is not a Major Lease. All proposed Leases which do not satisfy the requirements set forth in this Section 7.16(a) shall be subject to the prior approval of Administrative Agent, which approval shall not be unreasonably withheld, delayed or conditioned. At Administrative Agent's request, Borrowers shall promptly deliver to Administrative Agent copies of all Leases which are entered into pursuant to this Subsection together with Borrowers' certification that they have satisfied all of the conditions of this Section.

(b)   Except as set forth in Schedule 6.39, Borrowers (i) shall observe and perform all the obligations imposed upon the lessor under the Major Leases and shall not do or permit to be done anything to impair the value of any of the Major Leases as security for the Obligations; (ii) shall promptly send copies to Administrative Agent and the Lenders of all notices of default or other material matters which Borrowers shall send or receive with respect

to the Major Leases; (iii) shall enforce all of the material terms, covenants and conditions contained in the Major Leases upon the part of the tenant thereunder to be observed or performed (except for termination of a Major Lease which shall require Administrative Agent's prior written approval); (iv) shall not collect any of the Rents more than one (1) month in advance (except Security Deposits shall not be deemed Rents collected in advance); (v) shall not execute any other assignment of the lessor's interest in any of the Leases or the Rents; and (vi) shall not consent (to the extent that lessor's consent is required under a Major Lease) to any assignment of or subletting under any Major Leases not in accordance with their terms, without the prior written consent of Administrative Agent, which consent shall not be unreasonably withheld, delayed or conditioned.

(c)   Borrowers may, without the consent of Administrative Agent, amend, modify or waive the provisions of any Lease or terminate, reduce rents under, accept a surrender of space under, or shorten the term of, any Lease (including any guarantee, letter of credit or other credit support with respect thereto) provided that such Lease is not a Major Lease and that such action (taking into account, in the case of a termination, reduction in rent, surrender of space or shortening of term, the planned alternative use of the affected space) would not cause a Material Property Event, and provided that such Lease, as amended, modified or waived, is otherwise in compliance with the requirements of this Agreement and any Lease subordination agreement binding upon Administrative Agent with respect to such Lease. A termination of a Lease (other than a Major Lease) with a tenant who is in default beyond applicable notice and grace periods shall not be considered an action which constitutes a Material Property Event unless it causes a breach, default or failure of performance under a Management Agreement or Franchise Agreement. Any amendment, modification, waiver, termination, rent reduction, space surrender or term shortening which does not satisfy the requirements set forth in this Subsection shall be subject to the prior written approval of Administrative Agent and its counsel, at Borrowers' expense. At Administrative Agent's request, Borrowers shall promptly deliver to Administrative Agent and the Lenders copies of all Leases, amendments, modifications and waivers which are entered into pursuant to this Section 7.16(c) together with each applicable Borrower's certification that it has satisfied all of the conditions of this Section 7.16(c).

(d)   Notwithstanding anything contained herein to the contrary, with respect to any Collateral Property, no Borrower shall, without the prior written consent of Administrative Agent (which consent shall not be unreasonably withheld, delayed or conditioned), enter into, materially amend, materially modify, waive any material provisions of, terminate, reduce rents under, accept a surrender of space under, or shorten the term of, or renew or extend upon terms and conditions less favorable to such Borrower, any Major Lease or any instrument guaranteeing or providing credit support for any Major Lease; provided, however, such Borrower shall not be required to obtain Administrative Agent's written consent to any immaterial, non-economic change or beneficial economic change to a Major Lease (provided that, changes materially altering: the square footage leased, the location or use of the Collateral Property or extending the term including any renewal option for a period in excess of five (5) years shall, in each case, be considered a material change); and provided further, that no consent shall be required for any amendment under any Operating Lease, to the extent such amendment could not reasonably be expected to result in a decrease in the Net Operating Income of any

Collateral Property by more than 5% or otherwise result in a Material Adverse Effect. For the avoidance of doubt, to the extent that the lessor's consent is required under the applicable Major Lease, any assignment or sublease of a Major Lease shall require the consent of Administrative Agent.

(e)   To the extent actually received by Administrative Agent, Administrative Agent shall hold any and all monies representing security deposits under the Leases (the "Security Deposits") received by Administrative Agent, in accordance with the terms of this Agreement and the respective Lease, and shall only release the Security Deposits in order to return a tenant's Security Deposit to such tenant if such tenant is entitled to the return of the Security Deposit under the terms of the Lease.

(f)To the extent that Administrative Agent's consent or approval is required under this Section 7.16, any such proposed modification, change, supplement, alteration, amendment, assignment or sublease of a Lease or Major Lease submitted to Administrative Agent for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent a written request for such approval marked in bold lettering with the following language: ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (ii) Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within such fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with such proposed modification, change, supplement, alteration, amendment, assignment or sublease of a Lease or Major Lease, and any and all other information and documentation relating thereto reasonably required by Administrative Agent to reach a decision. In no event shall Administrative Agent be deemed to have approved (1) a surrender, termination or cancellation of a Major Lease or (2) any change having a Material Adverse Effect; provided that Administrative Agent shall not unreasonably delay such decision. Upon Borrowers' request, Administrative Agent shall deliver to Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.16.

7.17.   Management Agreements.

(a)   Each Collateral Property is operated under the terms and conditions of the applicable Management Agreement. Each Operating Lessee shall (i) diligently perform and observe all of the terms, covenants and conditions of the Management Agreements on the part of such Operating Lessee to be performed and observed to the end that all things shall be done which are necessary to keep unimpaired the rights of such Operating Lessee under the Management Agreements and (ii) promptly notify Administrative Agent and the Lenders of the giving of any notice by any Manager to such Operating Lessee of any default by Operating Lessee in the performance or observance of any of the terms, covenants or conditions of any Management Agreement on the part of Operating Lessee to be performed and observed and deliver to Administrative Agent a true copy of each such notice. No Operating Lessee shall surrender any Management Agreement, consent to the assignment by any Manager of its

interest under a Management Agreement, or terminate or cancel any Management Agreement, or modify, change, supplement, alter or amend any Management Agreement, in any material respect, either orally or in writing without Required Lenders' prior written consent; provided, however, that Borrowers shall be entitled to terminate or cancel any Management Agreement that is replaced with a Replacement Management Agreement with any Qualified Manager without the prior consent of Administrative Agent or any Lenders. Borrowers shall deliver notice of such termination or cancellation to Administrative Agent and the Lenders within five (5) Business Days of the occurrence thereof. Borrowers hereby assign to Administrative Agent for benefit of the Secured Parties as further security for the payment of the Obligations and for the performance and observance of the terms, covenants and conditions of this Agreement and the other Loan Documents, all the rights, privileges and prerogatives of Borrowers to surrender any Management Agreement, or to terminate, cancel, modify, change, supplement, alter or amend such Management Agreements, in any material respect, and any such surrender of such Management Agreements, or termination, cancellation, modification, change, supplement, alteration or amendment of any Management Agreement in any material respect, without the prior consent of Administrative Agent and Required Lenders, shall be void and of no force and effect. Any such proposed modification, change, supplement, alteration or amendment of the Management Agreement submitted to Administrative Agent and the Lenders for approval shall be deemed approved if (i) Borrowers deliver to the Lenders a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT AND REQUIRED LENDERS' RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY", and (ii) Administrative Agent and Required Lenders shall have failed to notify Borrowers of approval or disapproval within such fifteen (15) Business Days following Administrative Agent's and the Lenders' receipt of Borrowers' written request together with such proposed modification, change, supplement, alteration or amendment of the Management Agreement, and any and all other information and documentation relating thereto reasonably required by Administrative Agent or the Lenders to reach a decision. In no event shall Administrative Agent or the Required Lenders be deemed to have approved (1) a surrender, termination or cancellation of the Management Agreement, (2) any change having a Material Adverse Effect under the Management Agreement, or (3) or a new management agreement with a new property manager. Upon a Borrower's request, Administrative Agent and each of the disapproving Lenders shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.17.

(b)   If any Operating Lessee shall default in the performance or observance of any material term, covenant or condition of any Management Agreement on the part of each Operating Lessee to be performed or observed, after expiration of any applicable notice and cure periods provided in such Management Agreement, then, without limiting the generality of the other provisions of this Agreement, and without waiving or releasing such Borrower from any of its obligations hereunder, Administrative Agent shall have the right, but shall be under no obligation, to pay any sums and to perform any act or take any action as may be appropriate to cause all the terms, covenants and conditions of such Management Agreement

on the part of such Operating Lessee to be performed or observed to be promptly performed or observed on behalf of such Operating Lessee to the end that the rights of such Operating Lessee in, to and under such Management Agreement shall be kept unimpaired and free from default in all material respects. Administrative Agent and any Person designated by Administrative Agent by written notice to Borrowers shall have, and are hereby granted, the right to enter upon the applicable Collateral Property at any time and from time to time for the purpose of taking any such action. If any Manager shall deliver to Administrative Agent a copy of any notice of default under the Management Agreement, such notice shall constitute full protection to Administrative Agent for any action taken or omitted to be taken by Administrative Agent pursuant to the terms of this Agreement or the other Collateral Documents in good faith, in reliance thereon. No Operating Lessee shall, nor shall it permit any Manager to, sub-contract all or any material portion of its management responsibilities under any Management Agreement to a third-party without the prior written consent of Administrative Agent, which consent shall not be unreasonably withheld, delayed or conditioned. Each Operating Lessee shall request of Managers and deliver to Administrative Agent upon receipt such certificates of estoppel with respect to compliance by such Operating Lessee with the terms of its respective Management Agreement as may be reasonably requested by Administrative Agent. Each Operating Lessee shall exercise each individual option, if any, to extend or renew the term of its respective Management Agreements to the extent required to continue it in full force and effect until after the Maturity Date, and each Operating Lessee hereby authorizes and appoints Administrative Agent its attorney-in-fact to exercise any such option in the name of and upon behalf of such Operating Lessee, which power of attorney shall be irrevocable and shall be deemed to be coupled with an interest. Any sums expended by Administrative Agent pursuant to this Section 7.17 shall bear interest at the Default Rate from the date such cost is incurred to the date of payment to Administrative Agent, (ii) shall be deemed to constitute a portion of the Obligations, (iii) shall be secured by the lien of the Mortgages and the other Loan Documents and (iv) shall be immediately due and payable upon demand by Administrative Agent therefor.

(c)   Without limitation of the foregoing, the applicable Borrower shall, upon request of Administrative Agent or the Required Lenders, and in accordance with the provisions of the applicable assignment of Management Agreement, terminate any Management Agreement and replace the Manager thereunder, without penalty or fee payable by Borrowers, Administrative Agent or the Lenders, if at any time during the term of this Agreement: (i) such Manager shall become insolvent or a debtor in bankruptcy or insolvency proceeding or (ii) subject to clause (d) below, there exists an event of default by such Manager under the applicable Management Agreement which continues beyond any applicable cure period.

(d)   Notwithstanding the foregoing, so long as no Event of Default exists and is continuing and no Material Adverse Effect and no Material Property Event (other than the Material Property Event caused by the referenced default or event of default under the applicable Management Agreement, so long as it has not terminated) shall have occurred, Administrative Agent shall not take any action under Section 7.17(b) or (c)(ii) with respect to any default or event of default under any Management Agreement, if:

(A) either:

(1) Manager has not delivered a notice of termination or otherwise sought to terminate the Management Agreement and Borrower and Manager are diligently prosecuting resolution of the substantive issues underlying the default or event of default in good faith and in a commercially reasonable manner; or

(2) Manager has delivered a notice of termination or otherwise sought to terminate the Management Agreement but such termination is not yet effective, and:

(x) the validity of such default or event of default is subject, in good faith, to dispute, by the applicable Borrower,

(y) such Borrower is in the process of diligently contesting such disputed default or event of default, and/or prosecuting the resolution of such default in a commercially reasonable manner, and

(z) in anticipation of such possible termination, Borrower:

(a) promptly engages a new Qualified Manager prior to the effective date of such termination; and

(b) provides a management agreement for such new Qualified Manager to Administrative Agent (and if required by Section 7.17(a) above, the Required Lenders) for review and, subject to Section 7.17(a) above and the definition of "Replacement Management Agreement", comment and approval at least fifteen (15) days before the effective date of such termination; and

(B) such Borrower delivers to Administrative Agent promptly (and in any event within five (5) Business Days of Borrower's receipt thereof) copies of all notices and material correspondence sent and/or received by the applicable Borrower with respect to such default or event of default; and

(C) the proposed Replacement Management Agreement shall be effective not later than the date of termination of the Management Agreement.

7.18. Environmental Covenants.

(a)   Borrowers covenant and agree that so long as any Obligations remain outstanding (i) all uses and operations on or of the Collateral Properties, whether by a Borrower or any other Person, shall be in compliance in all material respects with all Environmental Laws and permits issued pursuant thereto; (ii) there shall be no Releases of Hazardous Materials in, on, under or from any of the Collateral Properties; (iii) there shall be no Hazardous Materials stored or located in, on, or under any of the Collateral Properties, except those that are both (A) in compliance with all Environmental Laws and with permits issued pursuant thereto, if and to the extent required, and (B) (1) in amounts not in excess of that necessary to operate, clean, repair and maintain the applicable Collateral Property as a hotel or (2) fully disclosed

to and approved by Administrative Agent in writing; (iv) Borrowers shall keep the Collateral Properties free and clear of all liens and other encumbrances imposed pursuant to any Environmental Law, whether due to any act or omission of Borrowers or any other Person (the "Environmental Liens"); (v) Borrowers shall, at their sole cost and expense, fully and expeditiously cooperate in all activities pursuant to paragraph (b) below, including but not limited to providing all relevant information and making knowledgeable persons available for interviews; (vi) Borrowers shall, at their sole cost and expense, perform any environmental site assessment or other investigation of environmental conditions in connection with any of the Collateral Properties, pursuant to any reasonable written request of Administrative Agent, upon Administrative Agent's reasonable belief that a Collateral Property is not in full compliance with all Environmental Laws or has been the subject of any Release of Hazardous Materials, and deliver to Administrative Agent and the Lenders full and complete copies of the reports and other results thereof, and Administrative Agent, the Lenders and any other Indemnitees shall be entitled to rely on such reports and other results thereof; (vii) Borrowers shall, at their sole cost and expense (A) promptly and reasonably effectuate remediation of any Hazardous Materials in, on, under or from any Collateral Property in strict compliance with all requirements of Environmental Law; and (B) comply with any Environmental Law, in either case whether or not requested to do so by Administrative Agent; (viii) Borrowers shall not allow any tenant or other user of any of the Collateral Properties to violate any Environmental Law; and (ix) Borrowers shall immediately notify Administrative Agent in writing after any Borrower has become aware of (A) any presence or Release or threatened Releases of Hazardous Materials in, on, under, from or migrating towards any of the Collateral Properties; (B) any non-compliance with any Environmental Laws related in any way to any of the Collateral Properties; (C) any actual or potential Environmental Lien; (D) any required or proposed remediation of environmental conditions relating to any of the Collateral Properties; and (E) any written or oral notice or other communication of which a Borrower becomes aware from any source whatsoever (including but not limited to a Governmental Authority) relating in any way to Hazardous Materials in connection with the Collateral Properties.

(b)   Administrative Agent and any other Person designated by Administrative Agent by written notice to Borrowers, including but not limited to any representative of a Governmental Authority, and any environmental consultant, and any receiver appointed by any court of competent jurisdiction, shall have the right, but not the obligation, to enter upon any Collateral Property at all reasonable times to assess any and all aspects of the environmental condition of any Collateral Property and its use. If any Event of Default shall have occurred or if Administrative Agent shall reasonably believe that any Hazardous Materials are located on the Collateral Property in violation of the terms and conditions of this Agreement or that any Release of any Hazardous Material has occurred to, from or onto any Collateral Property, then Administrative Agent and any other Person designated by Administrative Agent shall have the right, at the cost and expense of Borrowers, payable by Borrowers on demand from Administrative Agent, to conduct an environmental assessment or audit (the scope of which shall be determined in Administrative Agent's sole and absolute discretion) of the Collateral Property, including, without limitation, the taking of samples of soil, groundwater or other water, air, or building materials, and conducting other invasive testing. Borrowers shall

cooperate with and provide access to Administrative Agent and any such Person or entity designated by Administrative Agent by written notice to Borrowers.

7.19. <u>Alterations</u>.

Other than the purchase, replacement and/or installation of FF&E or Capital Expenditures contemplated by the most recent Approved Annual Budget, Borrowers shall obtain Administrative Agent's prior written consent to (i) any material structural alteration or (ii) with respect to each Collateral Property, any other alteration to any Improvements thereon which is estimated to cost in excess of four (4%) percent of the value of the Collateral Property, which consent shall not be unreasonably withheld, delayed or conditioned, except with respect to alterations that may have a Material Adverse Effect or cause a Material Property Event. To the extent that Administrative Agent's consent or approval is required under this Section 7.19, any such proposed alterations to any Improvements submitted to Administrative Agent for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (ii) Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within such fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with a reasonably detailed description of such proposed alteration and any and all other information and documentation relating thereto reasonably required by Administrative Agent to reach a decision. In no event shall Administrative Agent be deemed to have approved alterations that may have a Material Adverse Effect or cause a Material Property Event. Upon a Borrower's request, Administrative Agent shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.19.

7.20. <u>Franchise Agreement</u>.

(a) Each Franchised Property shall be operated under the terms and conditions of the applicable Franchise Agreement. Borrowers shall (i) pay all sums required to be paid by each Operating Lessee under its Franchise Agreement, (ii) diligently perform, observe and enforce all of the terms, covenants and conditions of each Franchise Agreement on the part of each Operating Lessee to be performed, observed and enforced to the end that all things shall be done which are necessary to keep unimpaired the rights of any Borrower and/or each Operating Lessee under any Franchise Agreement, (iii) promptly notify Administrative Agent and the Lenders of the giving of any notice to either Operating Lessee of any default by such Operating Lessee in the performance or observance of any of the terms, covenants or conditions of any Franchise Agreement on the part of each Operating Lessee to be performed and observed and deliver to Administrative Agent a true copy of each such notice, and (iv) promptly deliver to Administrative Agent a copy of each financial statement, business plan, capital expenditure plan, notice, report and estimate received by it under any Franchise Agreement. Borrowers shall not, without the prior consent of Administrative Agent, surrender any Franchise

Agreement or terminate or cancel any Franchise Agreement or modify, change, supplement, alter or amend any Franchise Agreement, in any material respect, either orally or in writing, provided, however, that Borrowers shall be entitled to terminate or cancel any Franchise Agreement that is replaced with a Replacement Franchise Agreement. Borrowers hereby assign to Administrative Agent as further security for the payment of the Obligations and for the performance and observance of the terms, covenants and conditions of this Agreement and the other Loan Documents, all the rights, privileges and prerogatives of Borrowers and Operating Lessees to surrender any Franchise Agreement or to terminate, cancel, modify, change, supplement, alter or amend any Franchise Agreement in any material respect, and any such surrender of any Franchise Agreement or termination, cancellation, modification, change, supplement, alteration or amendment of any Franchise Agreement in any material respect without the prior consent of Administrative Agent shall be void and of no force and effect.

(b)   If either Operating Lessee shall default in the performance or observance of any material term, covenant or condition of any Franchise Agreement on the part of such Operating Lessee to be performed or observed after expiration of any applicable notice and cure periods provided in the Franchise Agreement, then, without limiting the generality of the other provisions of this Agreement, and without waiving or releasing a Borrower from any of its obligations hereunder, Administrative Agent shall have the right, but shall be under no obligation, to pay any sums and to perform any act or take any action as may be appropriate to cause all the terms, covenants and conditions of any Franchise Agreement on the part of such Operating Lessee to be performed or observed to be promptly performed or observed on behalf of such Operating Lessee, to the end that the rights of such Operating Lessee in, to and under such Franchise Agreement shall be kept unimpaired and free from default in all material respects. Administrative Agent and any Person designated by Administrative Agent by written notice to Borrowers shall have, and are hereby granted, the right to enter upon the Collateral Properties at any time and from time to time for the purpose of taking any such action. If any Franchisor shall deliver to Administrative Agent a copy of any notice of default under any Franchise Agreement, such notice shall constitute full protection to Administrative Agent for any action taken or omitted to be taken by Administrative Agent pursuant to the terms of this Agreement and any other Collateral Document in good faith, in reliance thereon. Borrowers shall, from time to time, use their best efforts to obtain from each Franchisor such certificates of estoppel with respect to compliance by each Operating Lessee with the terms of its Franchise Agreement as may be requested by Administrative Agent. Each Operating Lessee shall exercise each individual option, if any, to extend or renew the term of its respective Franchise Agreement to the extent required to continue it in full force and effect until after the Maturity Date, and each Operating Lessee hereby expressly authorizes and appoints Administrative Agent as its attorney-in-fact to exercise any such option in the name of and upon behalf of such Operating Lessee, which power of attorney shall be irrevocable and shall be deemed to be coupled with an interest. Any sums expended by Administrative Agent pursuant to this paragraph shall bear interest at the Default Rate from the date such cost is incurred to the date of payment to Administrative Agent, shall be deemed to constitute a portion of the Obligations, shall be secured by the lien of the Mortgages and the other Loan Documents and shall be immediately due and payable upon demand by Administrative Agent therefor.

127

(c)   To the extent that Administrative Agent's consent or approval is required under this Section 7.20, any such proposed modification, change, supplement, alteration or amendment of the Franchise Agreement submitted to Administrative Agent for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (ii) Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within such fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with such proposed modification, change, supplement, alteration or amendment of the Franchise Agreement and any and all other information and documentation relating thereto reasonably required by Administrative Agent to reach a decision. In no event shall Administrative Agent be deemed to have approved (1) a surrender, termination or cancellation of the Franchise Agreement, (2) any change having a Material Adverse Effect under the Franchise Agreement, or (3) a new franchise agreement with a new franchisor (other than a Replacement Franchise Agreement). Upon a Borrower's request, Administrative Agent shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.20.

(d)   Notwithstanding the foregoing, so long as no Event of Default exists and is continuing and no Material Adverse Effect and no Material Property Event (other than the Material Property Event caused by the subject default or event of default under the applicable Franchise Agreement, so long as it has not terminated) shall have occurred, Administrative Agent shall not take any action under Section 7.20(b) or (c)(ii) with respect to any default or event of default under any Franchise Agreement, if:

(A) either:

(1) Franchisor has not delivered a notice of termination or otherwise sought to terminate the Franchise Agreement and Borrower and Franchisor are diligently prosecuting resolution of the substantive issues underlying the default or event of default in good faith and in a commercially reasonable manner; or

(2) Franchisor has delivered a notice of termination or otherwise sought to terminate the Franchise Agreement but such termination is not yet effective, and:

(x) the validity of such default or event of default is subject, in good faith, to dispute, by the applicable Borrower,

(y) such Borrower is in the process of diligently contesting such disputed default or event of default, and/or prosecuting the resolution of such default in a commercially reasonable manner, and

(z) in anticipation of such possible termination, such Borrower:

(a) promptly engages a new Qualified Franchisor prior to the effective date of such termination; and

(b) provides a franchise agreement for such new Qualified Franchisor to Administrative Agent for review and, subject to Section 7.20(a) above and the definition of "Replacement Franchise Agreement", comment and approval at least fifteen (15) days before the effective date of such termination; and

(B) such Borrower delivers to Administrative Agent promptly (and in any event within five (5) Business Days of Borrower's receipt thereof) copies of all notices and material correspondence sent and/or received by the applicable Borrower with respect to such default or event of default; and

(C) the proposed Replacement Franchise Agreement shall be effective not later than the date of termination of the Franchise Agreement.

7.21. Operating Lease.

Other than as set forth in Schedule 6.39, each Borrower shall:

(a) promptly perform and/or observe all of the covenants and agreements required to be performed and observed by it under any Operating Lease and do all things necessary to preserve and to keep unimpaired its rights thereunder;

(b) promptly notify Administrative Agent and the Lenders of any event of default under any Operating Lease;

(c) promptly enforce the performance and observance of all of the covenants and agreements required to be performed and/or observed by either Operating Lessee under each Operating Lease;

(d) maintain each Operating Lease in full force and effect during the term of the Loan.

7.22. OFAC.

At all times throughout the term of the Loan, each Loan Party shall be in compliance in all material respects with all applicable orders, rules, regulations and recommendations of The Office of Foreign Assets Control of the U.S. Department of the Treasury.

7.23. Ground Leases.

(a) With respect to each Ground Lease, each Ground Lessee shall (i) pay all rents, additional rents and other sums required to be paid by such Ground Lessee, as tenant under and pursuant to the provisions of each Ground Lease, (ii) diligently perform and observe all of the terms, covenants and conditions of each Ground Lease on the part of such Ground Lessee, as tenant thereunder, (iii) promptly notify Administrative Agent of the giving of any

notice by the landlord under the applicable Ground Lease to any Ground Lessee of any default by any Ground Lessee, as tenant thereunder, and deliver to Administrative Agent a true copy of each such notice within five (5) days of receipt and (iv) promptly notify Administrative Agent of any bankruptcy, reorganization or insolvency of the landlord under the applicable Ground Lease or of any notice thereof, and deliver to Administrative Agent a true copy of such notice within five (5) days of such Ground Lessee's receipt. No Ground Lessee shall, without the prior consent of Administrative Agent and the Required Lenders, surrender the leasehold estate created by the applicable Ground Lease or terminate or cancel any Ground Lease or modify, change, supplement, alter, amend or waive any term of any Ground Lease, either orally or in writing; provided that only the consent of Administrative Agent shall be required for any amendment to a Ground Lease which only extends the term of such Ground Lease and increases the annual rent payable thereunder by 5% or less. If any Ground Lessee shall default in the performance or observance of any term, covenant or condition of any Ground Lease on the part of such Ground Lessee, as tenant thereunder, Administrative Agent shall have the right, but shall be under no obligation, to pay any sums and to perform any act or take any action as may be appropriate to cause all of the terms, covenants and conditions of such Ground Lease on the part of such Ground Lessee to be performed or observed on behalf of such Ground Lessee, to the end that the rights of such Ground Lessee in, to and under such Ground Lease shall be kept unimpaired and free from default. If the landlord under the applicable Ground Lease shall deliver to Administrative Agent a copy of any notice of default under such Ground Lease, such notice shall constitute full protection to Administrative Agent for any action taken or omitted to be taken by Administrative Agent, in good faith, in reliance thereon. Each Ground Lessee shall exercise its option, if any, to extend or renew the term of each Ground Lease upon demand by Administrative Agent made at any time within one (1) year prior to the last day upon which any such option may be exercised, and each Ground Lessee hereby expressly authorizes and appoints Administrative Agent its attorney-in-fact to exercise any such option in the name of and upon behalf of such Ground Lessee, which power of attorney shall be irrevocable and shall be deemed to be coupled with an interest.

(b)   Notwithstanding anything contained in any Ground Lease to the contrary and except for Operating Leases, no Ground Lessee or Affiliate Ground Lessor shall further sublet any portion of the related Collateral Property (other than as permitted pursuant to Section 7.16) without prior written consent of Administrative Agent and the Required Lenders. To the extent that consent or approval of Required Lenders or Administrative Agent is required under this Section 7.23, any such proposed modification, change, supplement, alteration or amendment, or proposed sublease submitted to Administrative Agent and the Lenders for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent and the Lenders a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT AND REQUIRED LENDERS' RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY", and (ii) Administrative Agent and Required Lenders shall have failed to notify Borrowers of approval or disapproval within such fifteen (15) Business Days following Administrative Agent's and the Lenders' receipt of

Borrowers' written request together with such proposed modification, change, supplement, alteration or amendment, or sublease and any and all other information and documentation relating thereto reasonably required by Administrative Agent or the Lenders to reach a decision. In no event shall Administrative Agent or the Required Lenders be deemed to have approved any modification, change, supplement, alteration or amendment or sublease that may have a Material Adverse Effect. Upon a Borrower's request, Administrative Agent and each of the disapproving Lenders shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.23.

(c) In the event of any default by any Ground Lessee in the performance of any of its obligations under any Ground Lease, including, without limitation, any default in the payment of rent and other charges and impositions made payable by the lessee thereunder, then, in the case of a default in the payment of any monetary obligation, Administrative Agent may, at its option and without notice, make payment to cure such default, or, in the case of a default in the performance of any non-monetary obligation, Administrative Agent may, at its option, cause the default or defaults to be remedied and otherwise exercise any and all of the rights of the Ground Lessee thereunder in the name of and on behalf of the Ground Lessee. Each Owner shall, on demand, reimburse Agent for all advances made and expenses incurred by Administrative Agent in curing any such default (including, without limitation, reasonable attorneys' fees), together with interest thereon computed at the Default Rate from the date that an advance is made or expense is incurred, to and including the date the same is paid.

(d) Notwithstanding anything to the contrary contained herein with respect to any Ground Lease:

(i) The Lien of the Mortgages attach to all of the Ground Lessees' rights and remedies at any time arising under or pursuant to subsection 365(h) of the Bankruptcy Code, including, without limitation, all of the Ground Lessees' rights, as debtor, to remain in possession of the related Collateral Property which is subject to a Ground Lease;

(ii) No Ground Lessee shall, without Administrative Agent's written consent, elect to treat a Ground Lease as terminated under subsection 365(h)(1) of the Bankruptcy Code. Any such election made without Administrative Agent's prior written consent shall be void;

(iii) As security for the Obligations, each Ground Lessee unconditionally assigns, transfers and sets over to Administrative Agent for the benefit of the Lenders all of such Ground Lessee's claims and rights to the payment of damages arising from any rejection by any Ground Lessor under the Bankruptcy Code. Administrative Agent and the applicable Owner shall proceed jointly or in the name of such Owner in respect of any claim, suit, action or proceeding relating to the rejection of a Ground Lease, including, without limitation, the right to file and prosecute any proofs of claim, complaints, motions, applications, notices and other documents in any case in respect of a Ground Lessor under the Bankruptcy Code. This assignment constitutes a present, irrevocable and unconditional assignment of

the foregoing claims, rights and remedies, and shall continue in effect until all of the Obligations shall have been satisfied and discharged in full. Any amounts received by Administrative Agent or any Owner as damages arising out of the rejection of a Ground Lease as aforesaid shall be applied to all costs and expenses of Administrative Agent (including, without limitation, reasonable attorneys' fees and costs) incurred in connection with the exercise of any of its rights or remedies in accordance with the applicable provisions hereof;

(iv)   If pursuant to subsection 365(h) of the Bankruptcy Code, any Ground Lessee seeks to offset, against the rent reserved in a Ground Lease, the amount of any damages caused by the nonperformance by the applicable Ground Lessor of any of its obligations thereunder after the rejection by such Ground Lessor under the Bankruptcy Code, then no Owner shall effect any offset of the amounts so objected to by Administrative Agent. If Administrative Agent has failed to object as aforesaid within ten (10) days after notice from such Ground Lessee in accordance with the first sentence of this subsection, such Ground Lessee may proceed to offset the amounts set forth in such Ground Lessee' notice to Administrative Agent;

(v)   In any action, proceeding, motion or notice shall be commenced or filed in respect of any Ground Lessor of all or any part any Collateral Property subject to a Ground Lease in connection with any case under the Bankruptcy Code, Administrative Agent and the applicable Owner shall cooperatively conduct and control any such litigation with counsel agreed upon between such Owner and Administrative Agent in connection with such litigation. Borrowers shall, upon demand, pay to Administrative Agent all costs and expenses (including reasonable attorneys' fees and costs) actually paid or actually incurred by Administrative Agent or any Lender in connection with the cooperative prosecution or conduct of any such proceedings. All such costs and expenses shall be secured by the Lien of the applicable Mortgage; and

(vi)   Each Owner shall promptly, after obtaining knowledge of such filing, notify Administrative Agent orally of any filing by or against a Ground Lessor of a petition under the Bankruptcy Code. Each Owner shall thereafter promptly give written notice of such filing to Administrative Agent and the Lenders, setting forth any information available to such Owner as to the date of such filing, the court in which such petition was filed, and the relief sought in such filing. Each Owner shall promptly deliver to Administrative Agent any and all notices, summons, pleadings, applications and other documents received by Administrative Agent in connection with any such petition and any proceedings relating to such petition.

(e)   Each of Philadelphia Affiliate Ground Lessor and Hospitality Owner acknowledge and confirm that, with respect to the Philadelphia Affiliate Ground Lease:

(i)   the Mortgage covering such Ground Lease Property is and shall be deemed to be a "Leasehold Mortgage" as set forth in the applicable Affiliate Ground Lease, for all purposes thereunder;

(ii)   Administrative Agent, as mortgagee, grantee or beneficiary, as applicable, thereunder, together with its successors and assigns in such capacity, shall constitute a "Leasehold Mortgagee" thereunder;

(iii)   the Mortgages covering such Ground Lease Property shall be entitled to all the rights, benefits and privileges of a "Leasehold Mortgage" under the applicable Affiliate Ground Lease;

(iv)   Administrative Agent shall be entitled to all the rights, benefit and privileges of a "Leasehold Mortgagee" under the applicable Affiliate Ground Lease; and

(v)   the notice for address for the "Leasehold Mortgagee" under the applicable Affiliate Ground Lease, shall be the address of Administrative Agent as set forth in this Agreement.

7.24.   O&M Program. With respect to each of the Dana Point Property, the Houston Property, the Mandalay Beach Property, the applicable Borrower has implemented and shall follow the terms and conditions of its applicable O&M Program during the term of this Agreement, including any extension or renewal thereof. Such requirement that a Borrower develop and comply with its applicable O&M Program shall not be deemed to constitute a waiver or modification of any of Borrowers' covenants and agreements with respect to Hazardous Materials or Environmental Laws.

7.25.   Certain Post-Closing Obligations.

As promptly as practicable, and in any event within the time periods after the Restatement Date specified in Schedule 7.25 or such later date as Administrative Agent agrees to in writing, Borrowers and each other Loan Party shall deliver the documents or take the actions specified on Schedule 7.25.

ARTICLE VIII

NEGATIVE COVENANTS

From the date hereof until payment and performance in full of all Obligations under the Loan Documents and the termination or expiration of all Commitments and any Letters of Credit or, in respect of a specific Collateral Property, until the earlier release of the Liens of all Mortgages encumbering such Collateral Property in accordance with the terms of this Agreement and the other Loan Documents, Borrowers each covenant that it will not do, directly or indirectly, any of the following:

8.01.   Indebtedness.

No Borrower shall create, incur, assume or suffer to exist any Indebtedness other than the Obligations, except for Indebtedness of the type described pursuant to Section 6.34(g) or permitted by Section 8.04.

8.02. Investments.

No Borrower shall make any Investments from Collateral except:

(a) Investments in the form of Permitted Investments; and

(b) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss.

8.03. Liens.

No Borrower shall, nor shall any Borrower permit any other Person to, create, incur, assume, or suffer to exist any Lien upon any Collateral, Collateral Property or any Equity Interest in any Restricted Party other than any of the following (each a "Permitted Lien"):

(a) Liens pursuant to any Loan Document;

(b) Liens existing on the date hereof and listed on Schedule 8.03;

(c) Liens for taxes not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(d) carriers', warehousemen's, mechanics', materialmen's, repairmen's, or other like Liens arising in the ordinary course of business which are (i) not in excess of $2,000,000 in the aggregate for any individual Collateral Property or (ii) remain undischarged of record (by payment, bonding or otherwise) for a period of more than sixty (60) days, provided that in case of (i) and (ii), such Liens are being contested in good faith by appropriate proceedings diligently conducted;

(e) pledges or deposits in the ordinary course of business in connection with workers' compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(f) deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds, performance bonds, and other obligations of a like nature incurred in the ordinary course of business;

(g) Liens set forth in the Title Policies issued with respect to the Mortgages;

(h) other encumbrances on a Collateral Property, which do not constitute a grant by a Loan Party of a mortgage or deed of trust, which in the aggregate, are not substantial in amount, and do not in any case materially detract from the value of any Collateral Property

subject thereto or materially interfere with the ordinary conduct of the business of the applicable Mortgagor;

(i)Liens securing judgments for the payment of money not constituting an Event of Default under Section 10.01(m) or securing appeal or other surety bonds related to such judgments;

(j)with respect to Personal Property constituting a part of the Collateral Property, a Permitted Personal Property Lien; and

(k)   Liens related to financing or leasing arrangements permitted by Section 8.04; provided that such Liens do not encumber any property other than the property financed or leased under Section 8.04.

Except for such Permitted Liens and Permitted Personal Property Lien provided in Section 8.04, each Borrower will own all parts of the Collateral Properties and will not acquire any fixtures, equipment, or other property (including software embedded therein) forming a part of any Collateral Property pursuant to a Lease, license, security agreement, or similar agreement, whereby any party has or may obtain the right to repossess or remove same, without the prior written consent of Administrative Agent.

8.04.   Personal Property Leasing and Financing.

Without the prior consent of Administrative Agent, which consent may be withheld in Administrative Agent's sole discretion, no Borrower shall, nor shall any Borrower permit any other Person to, create, incur, assume, or suffer to exist in connection with the ownership or operation of any hotel, any Personal Property subject to any financing or any leasing arrangements except (each a "Permitted Personal Property Lien"):

(a)   those disclosed on Schedule 6.42;

(b)   extensions, renewals, replacements and refinancings of any such financing or leasing arrangement referred to in (a) that are on an arm's length basis and that do not materially increase the outstanding principal amount thereof except for amounts attributable to (i) fees and expenses for extensions and renewals and (ii) market increases for refinancings and replacements; or

(c)   any other financing or leasing arrangements, provided however, that the aggregate amount of debt service or lease payments in respect of all financing and leasing arrangements shall be less than $400,000 in the aggregate per annum for any individual Collateral Property.

8.05.   Operation and Service Agreements.

No Borrower has entered into any material Contractual Obligation with respect to property or services to be provided by third parties with respect to any Collateral Property other than:

(a)   those listed on Schedule 6.41;

(b)   any renewal, replacement or extension of the foregoing on substantially similar financial terms or reasonable increases thereof made on an arm's length basis; or

(c)   any other material Contractual Obligation entered into in the ordinary course of business consistent with past practices.

8.06.   Restricted Payments.

No Borrower shall declare or make, directly or indirectly, any Restricted Payment from Collateral, or incur any obligation (contingent or otherwise) to do so, except that:

(a)   each Borrower may make Restricted Payments so long as there is no Default or Event of Default has occurred and is continuing or would result therefrom;

(b)   each Borrower may declare and make dividend payments or other distributions payable solely in the common stock or other common Equity Interests of such Person;

(c)   each Loan Party may purchase, redeem, or otherwise acquire shares of its common stock or other common Equity Interests or warrants or options to acquire any such shares with the proceeds received from the substantially concurrent issue of new shares of its common stock or other common Equity Interests.

provided, however, that notwithstanding the foregoing Borrowers may declare and make any Restricted Payments that are necessary for FelCor Trust to maintain its status as a REIT, but then only in the minimum amount necessary to maintain such status as a REIT.

8.07.   Financial Covenants.

(a)   Debt Service Coverage Ratio. Borrowers shall not permit the Debt Service Coverage Ratio as of the last day of any fiscal quarter or any other date of testing during any period set forth below, to be less than the amount set forth below:

Period	Debt Service Coverage Ratio
Restatement Date until the Stated Maturity Date	1.40 to 1.00
From and after the Stated Maturity Date, through any Extension	1.50 to 1.00

provided that if Borrowers fail to meet such covenant level as of the last day of any fiscal quarter from time to time, Borrowers may make a voluntary prepayment of the Loans pursuant to Section 2.10(a) in an amount sufficient to cure such failure by reducing the amount in the denominator (Debt Service) and bring Borrowers back into pro forma covenant compliance, provided further, that such voluntary prepayment must be made within five (5) Business Days of the date on which financial statements showing such Default are due to be delivered to Administrative Agent pursuant to Section 7.10.

(b)   Minimum Liquidity Test. On August 1, 2014, unrestricted cash and Permitted Investments of FelCor Trust and its Subsidiaries, unused and available Commitments and amounts available to be drawn under other credit facilities of FelCor Trust and its Subsidiaries shall equal or exceed the sum of (A) the aggregate principal amount of all recourse debt and the aggregate amount of preferred, convertible or other securities that require mandatory cash purchases, redemption or payments, in each case that matures within one-year of the Stated Maturity Date (as the same may be extended pursuant to Section 2.17), including the then outstanding principal balance of the Senior Secured Notes (2014), and (B) $25,000,000.

8.08. Dispositions

No Borrower shall make any Disposition from Collateral or enter into any agreement to make any Disposition from Collateral except:

(a)   Dispositions of personal property, whether now owned or hereafter acquired, in the ordinary course of business for fair consideration and on an arm's length basis, provided that if such property was required under any Loan Document to be subject to a first priority Lien in favor of Administrative Agent, such personal property shall be replaced by an item of equal or greater value which is subject to a first priority Lien in favor of Administrative Agent; and

(b)   Dispositions of Collateral Properties, so long as such Collateral Properties are released pursuant to Section 2.18 prior to or contemporaneously with such Disposition;

provided, however, that any Disposition pursuant to clauses (a) and (b) shall be for fair market value.

8.09. Dissolution.

No Borrowers shall (a) engage in any dissolution, liquidation or consolidation or merger with or into any other business entity, (b) transfer, lease or sell, in one transaction or any combination of transactions, the assets or all or substantially all of the properties or assets of such Borrower except to the extent expressly permitted by the Loan Documents, (c) except as expressly permitted under the Loan Documents, modify, amend, waive or terminate its organizational documents or its qualification and good standing in any jurisdiction or (d) permit any Borrower's Principal to do any of the following if such action could reasonably be expected to have a Material Adverse Effect: (i) dissolve, wind up or liquidate or take any action, or omit to take any action, as a result of which any Borrower's Principal would be dissolved, wound up or liquidated in whole or in part, or

(ii) except as expressly permitted under the Loan Documents, amend, modify, waive or terminate the certificate of incorporation, bylaws or similar organizational documents of any Borrower's Principal (other than FelCor Op and FelCor TRS), in each case, without obtaining the prior written consent of Administrative Agent, which consent (with respect to (c) only) shall not be unreasonably withheld, delayed or conditioned. In connection with clause (c) hereof, in addition to obtaining the consent of Administrative Agent as set forth in the preceding sentence, no Borrower may amend its limited liability company agreement to provide for the membership interests therein to become subject to Article 8 of the UCC, without first giving Administrative Agent at least thirty (30) days prior written notice.

8.10.   No Subsidiaries.

Except as may be previously approved by the Required Lenders in writing, no Borrower shall create or suffer to exist any Subsidiary.

8.11.   Burdensome Agreements.

No Borrower shall enter into any Contractual Obligation (other than this Agreement or any other Loan Document) that (a) limits the ability (i) of any Guarantor to Guarantee the Indebtedness of Borrowers under the Guaranty or (ii) of any Borrower to create, incur, assume or suffer to exist Liens on property of such Person; or (b) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person.

8.12.   Change In Business.

No Borrower shall enter into any line of business other than the ownership, acquisition, development, operation, leasing and management of the Collateral Properties (including providing services in connection therewith), or make any material change in the scope or nature of its business objectives, purposes or operations or undertake or participate in activities other than the continuance of its present business. Each Borrower shall not take or fail to take any action relating to its status as a Single Purpose Entity, as further detailed in Section 6.34 above.

8.13.   Debt Cancellation.

Borrowers shall not cancel or otherwise forgive or release any material claim or debt (other than termination of Leases in accordance herewith) owed to Borrowers by any Person, except for adequate consideration and in the ordinary course of Borrowers' business.

8.14.   Zoning.

Borrowers shall not initiate or consent to any zoning reclassification of any portion of any Collateral Property or seek any variance under any existing zoning ordinance or use or permit the use of any portion of any Collateral Property in any manner that could result in such use becoming a non-conforming use under any zoning ordinance or any other applicable Law, without the prior written consent of Administrative Agent.

8.15. <u>No Joint Assessment</u>.

Borrowers shall not suffer, permit or initiate the joint assessment of any Collateral Property with (a) any other real property constituting a tax lot separate from such Collateral Property, or (b) any portion of such Collateral Property which may be deemed to constitute personal property, or any other procedure whereby the Lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to such Collateral Property.

8.16. <u>Name, Identity, Structure, or Principal Place of Business</u>.

No Borrower shall change its name, identity (including its trade name or names), or principal place of business as set forth in Schedule 6.33, without, in each case, first giving Administrative Agent at least thirty (30) days prior written notice. No Borrower shall change its corporate, partnership or other structure, or the place of its organization as set forth in Schedule 6.33, without, in each case, the consent of Administrative Agent. To the extent that Administrative Agent's consent or approval is required under this Section 8.16, any such proposed change submitted to Administrative Agent for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (ii) Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within such fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with a description of the nature of such proposed change, and any and all other information and documentation relating thereto reasonably required by Administrative Agent to reach a decision. Upon a Borrower's request, Administrative Agent shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 8.16. Upon Administrative Agent's request, such Borrower shall execute and deliver additional financing statements, security agreements and other instruments which may be necessary to effectively evidence or perfect the Secured Parties' security interest in the Collateral as a result of such change of principal place of business or place of organization.

8.17. <u>ERISA</u>.

(a)   During the term of this Agreement or while any Obligations are outstanding, no Borrower shall be a Plan and none of the assets of any Borrower shall constitute Plan Assets.

(b)   Borrowers further covenant and agree to deliver to Administrative Agent such certifications or other evidence from time to time throughout the term of the Loan, as requested by Administrative Agent in its sole discretion, and represent and covenant that (A) each Borrower is not and each Borrower and any ERISA Affiliate do not maintain or otherwise have any liability (contingent or otherwise) with respect to an "employee benefit plan" as defined in Section 3(3) of ERISA, which is subject to Title I or Title IV of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) no Borrower is

subject to state statutes regulating investments and fiduciary obligations with respect to governmental plans; and (C) one or more of the following circumstances is true:

(i) Equity interests in such Borrower are publicly offered securities, within the meaning of 29 C.F.R. §2510.3-101(b)(2);

(ii) Less than twenty-five percent (25%) of each outstanding class of Equity Interests in such Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. §2510.3-101(f)(2), as modified by Section 3(42) of ERISA; or

(iii) Such Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. §2510.3-101(c) or (e).

8.18. <u>Affiliate Transactions</u>.

Except for the Operating Leases, the Overhead Sharing Agreement and the Affiliate Ground Leases, Borrowers shall not enter into, or be a party to, any transaction with any Affiliate of Borrowers except in the ordinary course of business, with terms no less favorable to Borrowers or such Affiliate than would be obtained in a comparable arm's-length transaction with an unrelated third party.

8.19. <u>Transfers</u>.

(a) Except for (i) Permitted Liens, (ii) Permitted Personal Property Liens, (iii) sales or dispositions of Personal Property in accordance with the provisions of Section 8.08, (iv) in connection with a release of any Collateral Property in accordance with the provisions of Sections 2.18 or 2.19, (v) Condemnation of Collateral Property, or (vi) as otherwise provided in Sections 8.19(b) and (c) below, no Borrower shall, nor shall any Borrower permit, any Transfer of any Collateral, Collateral Property or any Equity Interest in any Restricted Party or any part thereof or any legal or beneficial interest therein without the prior written consent of the Required Lenders, which may be withheld in their sole discretion. Administrative Agent and the Lenders shall not be required to demonstrate any actual impairment of its security or any increased risk of default hereunder in order to declare the Obligations immediately due and payable upon a Transfer in violation of this Section 8.19. This provision shall apply to every Transfer regardless of whether voluntary or not, or whether or not Administrative Agent or Required Lenders have consented to any previous Transfer. Notwithstanding anything to the contrary contained in this Section 8.19, no transfer (whether or not such transfer shall constitute a Transfer) shall be made to any Person which is not permitted pursuant to applicable Law.

(b) The provisions of Section 8.19(a) set forth above shall not apply to Transfers of Equity Interests in any Restricted Party (i) under any will or applicable law of descent, (ii) among any of the holders of direct or indirect Equity Interests in Borrowers that were holders of Equity Interests in Borrowers on the Restatement Date, or (iii) to any entity that is wholly-owned, directly or indirectly, by FelCor Trust or FelCor Op or any combination thereof,

as long as following any Transfer described in (ii) or (iii), of this sentence (1) FelCor Op shall at all times own, directly or indirectly one hundred percent (100%) of the Equity Interests in Borrowers, and FelCor Trust shall at all times be the sole general partner of, and maintain Control over, FelCor Op, (2) Administrative Agent receives at least fifteen (15) days prior written notice of such Transfer, (3) unless the Super-Majority Lenders provide their prior written consent (not to be unreasonably withheld), such Transfer does not result in a Change of Control and (4) within fifteen (15) days following any such Transfer, Borrowers shall deliver to Administrative Agent (x) a statement showing the current ownership of Borrowers, (y) a certification from Borrowers that Borrowers remain in compliance with the ERISA provisions of the Loan Documents, and (z) a certification from Borrowers that Borrowers remain in compliance with the representations, warranties and covenants in the Loan Documents relative to anti-terrorism laws, rules and regulations.

(c)   Notwithstanding anything to the contrary in Section 8.19(a) above, (i) a Transfer of Equity Interests in FelCor Op or FelCor Trust shall be permitted without the consent of the Lenders so long as such Transfer does not result in a Change of Control or violate applicable Law and (ii) a Transfer of Equity Interests in FelCor or FelCor Trust that requires the consent of the Lenders pursuant to the preceding subclause (i) shall be permitted so long as the Super-Majority Lenders provide their prior written consent (not to be unreasonably withheld).

8.20.   REA. No Borrower shall:

(a)   enter into, terminate, or modify any REA in any material respect without Administrative Agent's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; or

(b)   fail to enforce, comply with, or cause each of the parties to the REA to comply with all of the material economic terms and conditions contained in any REA.

ARTICLE IX

INSURANCE; CASUALTY; CONDEMNATION

9.01.   Insurance.

(a)   Borrowers shall obtain and maintain, or cause to be maintained, Policies for each Borrower and the Collateral Properties providing at least the following coverages:

(i)   so called "All Risk" or "Special Form" insurance on the Improvements and the Personal Property, in each case (A) in an amount equal to one hundred percent (100%) of the "Full Replacement Cost," which for purposes of this Agreement shall mean actual replacement value (exclusive of costs of excavations, foundations, underground utilities and footings) with a waiver of depreciation; (B) containing an agreed amount endorsement or its equivalent with respect to the Improvements, business income, rent loss and Personal Property waiving all co-

insurance provisions; (C) including windstorm/named storm coverages for the Miami Property, providing for no deductible in excess of $100,000, other than deductibles for windstorm and earthquake coverage, each of which shall not exceed an amount equal to five percent (5%) of the insured value for each Collateral Property, which shall with respect to each Collateral Property, be no more than five percent (5%) of the insurable value of each Collateral Property; and (D) providing coverage for contingent liability from Operation of Building Laws, Demolition Costs and Increased Cost of Construction Endorsements together with customary "Ordinance or Law Coverage" if any of the Improvements or the use of each Collateral Property shall constitute legal non-conforming structures or uses;

(ii) commercial general liability insurance against claims for personal injury, bodily injury, death or property damage occurring upon, in or about each Collateral Property, including "Dram Shop" or other liquor liability coverage if alcoholic beverages are sold from or may be consumed at the Collateral Property such insurance (A) to be on the so-called "occurrence" form with a limit of not less than $1,000,000 per occurrence and $2,000,000 in the aggregate; (B) to continue at not less than the aforesaid limit until required to be changed by Administrative Agent in writing by reason of changed economic conditions making such protection inadequate; and (C) to cover at least the following hazards: (1) premises and operations; (2) products and completed operations on an "if any" basis; (3) independent contractors; (4) blanket contractual liability for all written and oral contracts; and (5) contractual liability covering the indemnities contained in Article 10 of the Mortgages to the extent the same is available;

(iii) business interruption/loss of rents insurance (A) with loss payable to Administrative Agent on behalf of the Lenders; (B) covering all risks required to be covered by the insurance provided for in Section 9.01(a)(i); (C) in an amount equal to one hundred percent (100%) of the projected gross income from each Collateral Property (on an actual loss sustained basis) for a period continuing until the Restoration of the Collateral Property is completed; the amount of such business interruption/loss of rents insurance shall be determined prior to the Restatement Date and at least once each year thereafter based on the greatest of: (x) Borrowers' reasonable estimate of the gross income from each Collateral Property and (y) the highest gross income received during the term of the Notes for any full calendar year prior to the date the amount of such insurance is being determined, in each case for the succeeding twenty-four (24) month period and (D) containing an extended period of indemnity endorsement which provides that after the physical loss to the Improvements and the Personal Property has been repaired, the continued loss of income will be insured until such income either returns to the same level it was at prior to the loss, or the expiration of twelve (12) months from the date that the applicable Collateral Property is repaired and operations are resumed, whichever first occurs, and notwithstanding that the policy may expire prior to the end of such period; all insurance proceeds payable to Administrative Agent pursuant to this Section 9.01(a)(iii) shall be held by Administrative Agent and shall be applied to the

obligations secured hereunder from time to time due and payable hereunder and under the Notes and this Agreement; provided, however, that nothing herein contained shall be deemed to relieve any Borrower of its obligations to pay the obligations secured hereunder on the respective dates of payment provided for in the Notes and this Agreement except to the extent such amounts are actually paid out of the proceeds of such business interruption/loss of rents insurance.

(iv)   at all times during which structural construction, repairs or alterations are being made with respect to the Improvements (A) owner's contingent or protective liability insurance covering claims not covered by or under the terms or provisions of the insurance provided for in Section 9.01(c)(ii); and (B) the insurance provided for in Section 9.01(a)(i) shall be written in a so-called builder's risk completed value form (1) on a non-reporting basis, (2) against all risks insured against pursuant to Section 9.01(a)(i), (3) shall include permission to occupy each Collateral Property, and (4) shall contain an agreed amount endorsement waiving co-insurance provisions; provided, however, the insurance required pursuant to this Section 9.01(a)(iv) may be obtained by a Manager for the benefit of the applicable Borrower and the applicable Collateral Property.

(v)   workers' compensation, subject to the statutory limits of the state in which each Collateral Property is located, and employer's liability insurance with a limit of at least $1,000,000 per accident and per disease per employee, and $1,000,000 for disease aggregate in respect of any work or operations on or about each Collateral Property, or in connection with such Collateral Property or its operation (if applicable);

(vi)   comprehensive boiler and machinery insurance covering all mechanical and electrical equipment and boilers and pressure valves, if applicable, in amounts as shall be reasonably required by Administrative Agent on terms consistent with the commercial property insurance policy required under Section 9.01(a)(i);

(vii)   if any portion of the Improvements is at any time located in an area identified by the Secretary of Housing and Urban Development or any successor thereto as an area having special flood hazards pursuant to the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973 or the National Flood Insurance Reform Act of 1994, as each may be amended, or any successor law (the "Flood Insurance Acts"), flood hazard insurance of the following types and in the following amounts (A) coverage under Policies issued pursuant to the Flood Insurance Acts (the "Flood Insurance Policies") in an amount equal to the maximum limit of coverage available for the applicable Collateral Property under the Flood Insurance Acts, subject only to customary deductibles under such Policies and (B) coverage under supplemental private Policies in an amount, which when added to the coverage provided under the Flood Act Policies with respect to an Collateral

Property, is not less than the Full Replacement Cost (as defined in Section 9.01(a)(i)) for such Collateral Property;

(viii)   if required by Administrative Agent, earthquake, sinkhole and mine subsidence insurance in amounts as determined by Administrative Agent in its sole discretion and in form and substance satisfactory to Administrative Agent, provided that the insurance pursuant to this Section 9.01(a)(viii) shall be on terms consistent with the all risk insurance policy required under Section 9.01(a)(i);

(ix)   umbrella liability insurance in an amount not less than $100,000,000 per occurrence on terms consistent with the commercial general liability insurance policy required under Section 9.01(a)(ii);

(x)   insurance against terrorism, terrorist acts or similar acts of sabotage ("Terrorism Insurance") pursuant to a (A) blanket insurance policy with aggregate limits of not less than the lesser of one hundred ten percent (110%) of Obligations, or $50,000,000 or (B) a stand-alone insurance policy covering only the Collateral Properties with coverage of not less than $50,000,000, and, in either case with a deductible of not more than $100,000 (the "Terrorism Insurance Required Amount"). Notwithstanding the foregoing sentence, in the event a Borrower has obtained a stand-alone insurance policy pursuant to subsection (B) above, all Borrowers shall not be obligated to expend more than $75,000 annually in the aggregate on Insurance Premiums for Terrorism Insurance (the "Terrorism Insurance Cap") and if the cost of the Terrorism Insurance Required Amount exceeds the Terrorism Insurance Cap, such Borrower shall purchase the maximum amount of Terrorism Insurance available with funds equal to the Terrorism Insurance Cap; provided, however, in the event it is customary among owners of Class A hotel properties in the United States to have "All Risk" coverage without any exclusion (a "Terrorism Exclusion") from coverage under such Policy for loss or damage incurred as a result of an act of terrorism, terrorist acts or similar acts of sabotage, such Borrower shall (provided the same does not add any material cost to such Borrower's Insurance Premiums) obtain a Policy without any such Terrorism Exclusion. After the occurrence of any event which reduces the amount of insurance available under the Terrorism Insurance required hereunder (whether due to a claim or otherwise), such Borrower shall be obligated to immediately increase the coverage of such Terrorism Insurance so that at least $50,000,000 of coverage is available thereunder at all times;

(xi)   a blanket fidelity bond and errors and omissions insurance coverage insuring against losses resulting from dishonest or fraudulent acts committed by (A) a Borrower's personnel; (B) any employees of outside firms that provide appraisal, legal, data processing or other services for a Borrower or (C) temporary contract employees or student interns; provided, however, the insurance required pursuant to this Section 9.01(a)(xi) may be obtained by a Manager for the benefit of the applicable Borrowers and the applicable Collateral Property;

(xii)   such other insurance and in such amounts as are required pursuant to any Franchise Agreement or as Administrative Agent from time to time may reasonably request against such other insurable hazards which at the time are commonly insured against for property similar to each Collateral Property located in or around the region in which the each Collateral Property is located; and

(b)   All insurance provided for in Section 9.01(a) shall be obtained under valid and enforceable policies (the "Policies" or in the singular, the "Policy"), in such forms and, from time to time after the date hereof, in such amounts as may be satisfactory to Administrative Agent, issued by financially sound and responsible insurance companies authorized to do business in the state in which the property is located, and approved by Administrative Agent. All carriers providing insurance at any level shall have a claims paying ability rating of "A" (or its equivalent) or better by at least two (2) of the Rating Agencies including (i) S&P, (ii) Fitch, if Fitch is rating the Securities and rates the carrier and (iii) Moody's, if Moody's is rating the Securities and rates the carrier or such other Rating Agency approved by Administrative Agent, and a general policy rating of "A-X" or better by A.M. Best Company Inc. (each such insurer shall be referred to as a "Qualified Insurer"). Prior to Closing and not less than thirty (30) days prior to the expiration dates of the Policies theretofore furnished to Administrative Agent pursuant to Section 9.01(a), Borrowers shall deliver, electronically or by hard copy, certificates of insurance in form and substance acceptable to Administrative Agent evidencing the coverages required herein Section 9.01 and certified copies of the Policies marked "premium paid" or accompanied by evidence satisfactory to Administrative Agent of payment of the premiums due thereunder (the "Insurance Premiums"). In the event any Borrower desires to obtain the insurance required hereunder from an insurer not meeting the requirements of this Section 9.01(b), such Borrower may request, in writing, Administrative Agent's approval of such insurer, which approval may not be unreasonably withheld.

(c)   Borrowers shall not obtain (i) any umbrella or blanket liability or casualty Policy unless, in each case, such Policy is at least equal in scope of coverage as if a "stand-alone" Policy meeting all of the requirement noted above is provided as such Policy is approved in advance in writing by Administrative Agent and Administrative Agent's interest is included therein as provided in this Agreement and such Policy is issued by a Qualified Insurer, or (ii) separate insurance concurrent in form or contributing in the event of loss with that required in Section 9.01(a) to be furnished by, or which may be reasonably required to be furnished by, a Borrower. In the event any Borrower obtains separate insurance or an umbrella or a blanket policy, such Borrower shall notify Administrative Agent of the same and shall cause certified copies of each Policy to be delivered as required in Section 9.01(a). Any blanket insurance Policy shall specifically allocate to the Collateral Property the amount of coverage from time to time required hereunder and shall otherwise provide the same protection as would a separate Policy insuring only the Collateral Property in compliance with the provisions of Section 9.01 (a). Notwithstanding Administrative Agent's approval of any umbrella or blanket liability or casualty Policy hereunder, Administrative Agent reserves the right, in its sole discretion, to require any Borrower to obtain a separate Policy in compliance with this Section 9.01.

(d)   All liability Policies provided for or contemplated by Section 9.01(a) shall name Borrowers as the named insured and, except for the Policy referenced in Section 9.01 (a)(v), Administrative Agent on behalf of the Lenders and Borrowers as the insured or additional insured, as their respective interests may appear, and in the case of Property policies, including but not limited to all-risk property, terrorism, boiler and machinery, earthquake and flood insurance, shall contain a standard non-contributory mortgagee clause in favor of Administrative Agent providing that the loss thereunder shall be payable to Administrative Agent.

(e)   All Policies provided for in Section 9.01(a) shall contain clauses or endorsements to the effect that:

(i)   no act or negligence of Borrowers, or anyone acting for Borrowers, or failure to comply with the provisions of any Policy which might otherwise result in a forfeiture of the insurance or any part thereof, shall in any way affect the validity or enforceability of the insurance insofar as Administrative Agent is concerned;

(ii)   the Policy shall not be materially changed (other than to increase the coverage provided thereby) or cancelled without at least thirty (30) days' written notice to Administrative Agent and any other party named therein as an insured;

(iii)   each Policy shall provide that the issuers thereof shall give written notice to Administrative Agent if the Policy has not been renewed thirty (30) days prior to its expiration; and

(iv)   Administrative Agent and the Lenders shall not be liable for any Insurance Premiums thereon or subject to any assessments thereunder.

(f) Borrowers shall furnish to Administrative Agent, on or before thirty (30) days after the close of Borrowers' Fiscal Year, a statement certified by Borrowers or a duly authorized officer of Borrowers of the amounts of insurance maintained in compliance herewith, of the risks covered by such insurance and of the insurance company or companies which carry such insurance and, if requested by Administrative Agent, verification of the adequacy of such insurance by an independent insurance broker or appraiser acceptable to Administrative Agent.

(g)   If at any time Administrative Agent is not in receipt of written evidence that all insurance required hereunder is in full force and effect, Administrative Agent shall have the right, with two (2) Business Days prior notice to Borrowers (unless the giving of such notice would result in there being less than five (5) Business Days remaining until the termination of any insurance coverage, in which case Administrative Agent shall have the immediate right, with notice to Borrowers), to take such action as Administrative Agent deems necessary to protect its interest in the Collateral Properties, including, without limitation, the obtaining of such insurance coverage as Administrative Agent in its sole discretion deems appropriate, and all expenses incurred by Administrative Agent in connection with such action or in obtaining such insurance and keeping it in effect shall be paid by Borrowers to

Administrative Agent upon demand and until paid shall be secured by the Mortgages and shall bear interest at the Default Rate.

(h)   In the event of a foreclosure of any of the Mortgages, or other transfer of title to any Collateral Property in extinguishment in whole or in part of the Obligations all right, title and interest of Borrowers in and to the Policies then in force and all proceeds payable thereunder shall thereupon vest in the purchaser at such foreclosure or Administrative Agent or other transferee in the event of such other transfer of title.

9.02.   Casualty.

If a Collateral Property shall be damaged or destroyed, in whole or in part, by fire or other casualty resulting in an amount greater than $2,000,000 to repair (a "Casualty"), Borrowers shall give prompt notice of such damage to Administrative Agent and the Lenders and shall promptly commence and diligently prosecute the completion of the Restoration of the Collateral Property as nearly as possible to the condition the Collateral Property was in immediately prior to such Casualty, with such alterations as may be reasonably approved by Administrative Agent and otherwise in accordance with Section 9.04. Borrowers shall pay all costs of such Restoration whether or not such costs are covered by insurance. Administrative Agent may, but shall not be obligated to make proof of loss if not made promptly by Borrowers.

9.03.   Condemnation.

Borrowers shall promptly give Administrative Agent and the Lenders notice of the actual or threatened commencement of any proceeding for the Condemnation of all or any part of any Collateral Property and shall deliver to Administrative Agent copies of any and all papers served in connection with such proceedings. Administrative Agent may participate in any such proceedings, and Borrowers shall from time to time deliver to Administrative Agent all instruments requested by it to permit such participation. Each Borrower shall, at its expense, diligently prosecute any such proceedings, and shall consult with Administrative Agent, its attorneys and experts, and cooperate with them in the carrying on or defense of any such proceedings. Notwithstanding any taking by any public or quasi-public authority through Condemnation or otherwise (including, but not limited to, any transfer made in lieu of or in anticipation of the exercise of such taking), Borrowers shall continue to pay the Obligations at the time and in the manner provided for its payment in the Notes and in this Agreement and the Obligations shall not be reduced until any Award shall have been actually received and applied by Administrative Agent, after the deduction of expenses of collection, to the reduction or discharge of the Obligations. Administrative Agent shall not be limited to the interest paid on the Award by the condemning authority but shall be entitled to receive out of the Award interest at the rate or rates provided herein or in the Notes. If any Collateral Property or any portion thereof is taken by a condemning authority, Borrowers shall, promptly commence and diligently prosecute the Restoration of the applicable Collateral Property and otherwise comply with the provisions of Section 9.04. If any Collateral Property is sold, through foreclosure or otherwise, prior to the receipt by Administrative Agent of the Award, Administrative Agent shall have the right, whether or not a deficiency judgment on the Obligations shall have been sought, recovered or denied, to receive the Award, or a portion thereof sufficient to pay the Obligations.

9.04.   Restoration.

The following provisions shall apply in connection with the Restoration of any Collateral Property:

(a)   If the Net Proceeds shall be less than $2,000,000 and the costs of completing the Restoration shall be less than $2,000,000, the Net Proceeds will be disbursed directly to a Borrower, provided that all of the conditions set forth in Section 9.04(c)(i) and (iii) are met and Borrowers deliver to Administrative Agent a written undertaking to expeditiously commence and to satisfactorily complete with due diligence the Restoration in accordance with the terms of this Agreement and a written confirmation of satisfaction of such conditions.

(b)   If the Net Proceeds are equal to or greater than $2,000,000 or the costs of completing the Restoration is equal to or greater than $2,000,000, Administrative Agent shall make the Net Proceeds available for the Restoration in accordance with the provisions of this Section 9.04. Notwithstanding the immediately preceding sentence, a portion of the Net Proceeds not to exceed $2,000,000 shall be made available to Borrowers after receipt thereof by Administrative Agent to pay or reimburse a Borrower for any immediate and necessary repair or work required (i) to prevent further damage to the Collateral Property, (ii) to protect life or to provide safety or (iii) to restore hotel operations at the Collateral Property (collectively, the "Emergency Repairs") provided all the conditions set forth in Sections 9.04(c)(i) and (iii) met and Borrowers deliver to Administrative Agent a written undertaking to expeditiously commence and to satisfactorily complete with due diligence the Emergency Repairs in accordance with the terms of this Agreement. The term "Net Proceeds" means: (A) the net amount of all insurance proceeds received by Administrative Agent pursuant to Section 9.01 (a)(i), (iv), (vii) and (viii) as a result of such damage or destruction, after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees), if any, in collecting same ("Insurance Proceeds"), or (B) the net amount of the Award, after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees), if any, in collecting same ("Condemnation Proceeds"), whichever the case may be.

(c)   The Net Proceeds shall be made available to a Borrower for Restoration provided that each of the following conditions are met:

(i)   no Default or Event of Default (unless caused solely by the Condemnation or Casualty) shall have occurred and be continuing;

(ii)   (1) in the event the Net Proceeds are Insurance Proceeds, less than thirty percent (30%) of the total floor area of the Improvements on the particular Collateral Property has been damaged, destroyed or rendered unusable as a result of such Casualty or (2) in the event the Net Proceeds are Condemnation Proceeds, less than fifteen percent (15%) of the land constituting the particular Collateral Property is taken, and such land is located along the perimeter or periphery of the Collateral Property, and no portion of the Improvements is located on such land;

(iii)   The respective Operating Lease shall remain in full force and effect during and after the completion of the Restoration;

(iv)   Such Borrower shall commence the Restoration as soon as reasonably practicable (but in no event later than thirty (30) days after such Casualty or Condemnation, whichever the case may be, occurs) and shall diligently pursue the same to satisfactory completion in compliance with all applicable Laws, including, without limitation, all applicable Environmental Laws and in accordance with the terms and conditions of the applicable Franchise Agreement;

(v)   Administrative Agent shall be satisfied that any operating deficits, including all scheduled payments of principal and interest on the Loans under this Agreement, which will be incurred with respect to the Collateral Property as a result of the occurrence of any such Casualty or Condemnation, whichever the case may be, will be covered out of (A) the Net Proceeds, (B) the insurance coverage referred to in Section 9.01(a)(iii) if applicable, or (C) by other funds of Borrowers;

(vi)   Administrative Agent shall be satisfied that the Restoration will be completed (with reasonable allowance for time to make such repairs) on or before the earliest to occur of (A) twelve (12) months after the occurrence of such Casualty or Condemnation, or (B) the earliest date required for such completion under the terms of any Leases which are required in accordance with the provisions of this Section 9.04 to remain in effect subsequent to the occurrence of such Casualty or Condemnation and the completion of the Restoration, or (C) the date required for such completion pursuant to the applicable Franchise Agreement, or (D) such time as may be required under applicable Law, in order to repair and restore the applicable Collateral Property to the condition it was in immediately prior to such Casualty or Condemnation or (E) the expiration of the insurance coverage referred to in Section 9.01(a)(ii);

(vii)   the Collateral Property and the use thereof after the Restoration will be in compliance with and permitted under all applicable Laws;

(viii)   Administrative Agent shall be satisfied that the Debt Service Coverage Ratio for the four (4) fiscal quarters immediately succeeding the completion of the Restoration shall be equal to or greater than 1.25 to 1 on a pro forma basis;

(ix)   Such Casualty or Condemnation, as applicable, does not result in the loss of access in any material respect to the Collateral Property or the related Improvements;

(x)   Borrowers shall deliver, or cause to be delivered, to Administrative Agent a signed detailed scope of damages and repairs, including cost estimates for each repair item, approved in writing by Borrowers' architect, engineer or project

manager stating the entire cost of completing the Restoration, which scope shall be acceptable to Administrative Agent;

(xi)   the Net Proceeds together with any cash or Permitted Investments deposited by Borrowers with Administrative Agent are sufficient in Administrative Agent's discretion to cover the cost of the Restoration;

(xii)   any applicable Management Agreement in effect as of the date of the occurrence of such Casualty or Condemnation, whichever the case may be, shall (A) remain in full force and effect during the Restoration and shall not otherwise terminate as a result of the Casualty or Condemnation or the Restoration or (B) if terminated, shall have been replaced with a Replacement Management Agreement with a Qualified Manager, prior to the opening or reopening of the applicable Collateral Property or any portion thereof for business with the public; and

(xiii)   any applicable Franchise Agreement is not terminated as a result of such Casualty or Condemnation.

(d)   The Net Proceeds shall be held by Administrative Agent in an interest-bearing account and, until disbursed in accordance with the provisions of this Section 9.04, shall constitute additional security for the Obligations and other obligations under the Loan Documents. The Net Proceeds shall be disbursed by Administrative Agent to, or as directed by, such Borrower from time to time during the course of the Restoration, upon receipt of evidence satisfactory to Administrative Agent that (i) all materials installed and work and labor performed (except to the extent that they are to be paid for out of the requested disbursement) in connection with the Restoration have been paid for in full, and (ii) there exist no notices of pendency, stop orders, mechanic's or materialman's liens or notices of intention to file same, or any other Liens or encumbrances of any nature whatsoever on the Collateral Property which have not either been fully bonded to the satisfaction of Administrative Agent and discharged of record or in the alternative fully insured to the satisfaction of Administrative Agent by the title company issuing the Title Policy.

(e)   All plans and specifications required in connection with a Restoration, where the cost of such Restoration is greater than $2,000,000 shall be subject to prior review and acceptance in all respects by Administrative Agent, and, at the option of Administrative Agent, an independent consulting engineer selected by Administrative Agent (the "Casualty Consultant"), which acceptance shall not be unreasonably withheld, conditioned or delayed in either case. Administrative Agent shall have the use of the plans and specifications and all permits, licenses and approvals required or obtained in connection with the Restoration. The identity of the contractors, subcontractors and materialmen engaged in the Restoration as well as the contracts under which they have been engaged where the cost of such Restoration is greater than $2,000,000 be subject to prior review and acceptance by Administrative Agent, and, at the option of Administrative Agent, and the Casualty Consultant, which acceptance shall not be unreasonably withheld, conditioned or delayed in either case. Notwithstanding the foregoing, Administrative Agent's prior review and acceptance of plans and specifications, identity of contractors and contracts shall not be required in connection with Restoration which

150

shall be required on an emergency basis (i) to prevent further damage to the Collateral Property, (ii) to protect life or to provide safety or (iii) to restore hotel operations at the Collateral Property; provided that in such cases, such plans, specifications, identity of contractors and contracts shall be made available to Administrative Agent and the Casualty Consultant as soon as practicable. All costs and expenses incurred by Administrative Agent in connection with making the Net Proceeds available for the Restoration including, without limitation, reasonable counsel fees and disbursements and the Casualty Consultant's fees, shall be paid by Borrowers.

(f) In no event shall Administrative Agent be obligated to make disbursements of the Net Proceeds in excess of an amount equal to the costs actually incurred from time to time for work in place as part of the Restoration, as certified by the Casualty Consultant, minus the Casualty Retainage. The term "Casualty Retainage" shall mean an amount equal to ten percent (10%), of the costs actually incurred for work in place as part of the Restoration, as certified by the Casualty Consultant, until the Restoration has been completed. The Casualty Retainage shall in no event, and notwithstanding anything to the contrary set forth above in this Section 9.04(f), be less than the amount actually held back by Borrowers from contractors, subcontractors and materialmen engaged in the Restoration. The Casualty Retainage shall not be released until the Casualty Consultant certifies to Administrative Agent that the Restoration has been completed in accordance with the provisions of this Section 9.04 and that all approvals necessary for the re-occupancy and use of the Collateral Property have been obtained from all appropriate Governmental Authorities, and Administrative Agent receives evidence satisfactory to Administrative Agent that the costs of the Restoration have been paid in full or will be paid in full out of the Casualty Retainage; provided, however, that Administrative Agent will release the portion of the Casualty Retainage being held with respect to any contractor, subcontractor or materialman engaged in the Restoration as of the date upon which the Casualty Consultant certifies to Administrative Agent that the contractor, subcontractor or materialman has satisfactorily completed all work and has supplied all materials in accordance with the provisions of the contractor's, subcontractor's or materialman's contract, the contractor, subcontractor or materialman delivers the lien waivers and evidence of payment in full of all sums due to the contractor, subcontractor or materialman as may be reasonably requested by Administrative Agent or by the title company issuing the Title Policy for the related Collateral Property, and Administrative Agent receives an endorsement to such Title Policy insuring the continued priority of the Lien of the related Mortgage and evidence of payment of any premium payable for such endorsement. If required by Administrative Agent, the release of any such portion of the Casualty Retainage shall be approved by the surety company, if any, which has issued a payment or performance bond with respect to the contractor, subcontractor or materialman.

(g) Administrative Agent shall not be obligated to make disbursements of the Net Proceeds more frequently than once every calendar month.

(h) If at any time the Net Proceeds or the undisbursed balance thereof shall not, in the opinion of Administrative Agent in consultation with the Casualty Consultant, if any, be sufficient to pay in full the balance of the costs which are estimated by the Casualty Consultant to be incurred in connection with the completion of the Restoration, Borrowers

shall deposit the deficiency (the "Net Proceeds Deficiency") with Administrative Agent before any further disbursement of the Net Proceeds shall be made. The Net Proceeds Deficiency deposited with Administrative Agent shall be held by Administrative Agent and shall be disbursed for costs actually incurred in connection with the Restoration on the same conditions applicable to the disbursement of the Net Proceeds, and until so disbursed pursuant to Section 9.04(b) shall constitute additional security for the Obligations and other obligations under the Loan Documents.

(i) The excess, if any, of the Net Proceeds and the remaining balance, if any, of the Net Proceeds Deficiency deposited with Administrative Agent after the Casualty Consultant certifies to Administrative Agent that the Restoration has been completed in accordance with the provisions of Section 9.04(b), and the receipt by Administrative Agent of evidence satisfactory to Administrative Agent that all costs incurred in connection with the Restoration have been paid in full, shall be promptly remitted by Administrative Agent to Borrowers, provided no Default or Event of Default shall have occurred and shall be continuing under the Notes, this Agreement or any of the other Loan Documents.

(j) All Net Proceeds not required (i) to be made available for the Restoration or (ii) to be returned to Borrowers as excess Net Proceeds pursuant to Section 9.04(i), may be at the discretion of Administrative Agent (x) retained and applied by Administrative Agent toward the prepayment of the Obligations pursuant to Section 2.10(b)(ii), or (y), paid, either in whole or in part, to Borrowers for such purposes as Administrative Agent shall approve, in its discretion. Any Net Proceeds remaining with Administrative Agent after prepayment of all then outstanding Obligations pursuant to clause (x) above shall be paid to Borrowers. If the subject Casualty or Condemnation shall result in (or could reasonably be expected to result in) a Material Property Event with respect to such Collateral Property, and Administrative Agent shall have caused the Loans to be repaid pursuant to clause (x) above, the Aggregate Commitment shall be reduced by the amount of such prepayment as set forth in Section 2.08 (c). If the Aggregate Commitments are reduced, the Lien of the Mortgages shall be reduced by such amount.

ARTICLE X

EVENTS OF DEFAULT AND REMEDIES

10.01. Events of Default. Any of the following shall constitute an Event of Default ("Event of Default"):

(a)   if any portion of the Obligations are not paid on or before the date the same is due and payable; provided, however, with respect to any failure by Borrowers to pay any regularly scheduled installment of interest hereunder when due (other than any installment of interest or any other amount due on the Maturity Date), and up to two (2) times during any twelve month period, Borrowers shall have two (2) Business Days in which to cure such Event of Default, after which time Administrative Agent may, at its option, exercise any of its rights and remedies available to it pursuant to this Agreement and the other Loan Documents or at law or in equity;

(b)   if any of the Taxes or material (individually or in the aggregate) Other Charges are not paid prior to delinquency in accordance with Section 7.02;

(c)   if (i) the Policies are not kept in full force and effect or if (ii) certified copies of the Policies are not delivered to Administrative Agent promptly on request;

(d)   if any representation or warranty made by any Borrower or any other Loan Party herein or in any other Loan Document, or in any report, certificate, financial statement or other instrument, agreement or document furnished to Administrative Agent or the Lenders shall have been false or misleading in any material respect as of the date the representation or warranty was made;

(e)   if a Transfer occurs in violation of the provisions of Section 8.19 of this Agreement or Article 5 of the Mortgages;

(f)   (i) if a receiver, liquidator or trustee shall be appointed for any Borrower or the Philadelphia Affiliate Ground Lessor; or if any Borrower or the Philadelphia Affiliate Ground Lessor shall be adjudicated a bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to the Bankruptcy Code, or any similar federal or State law, shall be filed by or against, consented to, or acquiesced in by any Borrower or the Philadelphia Affiliate Ground Lessor, or if any proceeding for the dissolution or liquidation of any Borrower or the Philadelphia Affiliate Ground Lessor shall be instituted, or if any event resulting in the dissolution of any Borrower or the Philadelphia Affiliate Ground Lessor shall occur; provided, however, if such appointment, adjudication, petition or proceeding was involuntary and not consented to by any Borrower or the Philadelphia Affiliate Ground Lessor, upon the same not being discharged, stayed or dismissed within sixty (60) days; or (ii) other than pursuant to a "pre-packaged" proceeding in which (a) the Guarantor's plan or reorganization provides that each Guaranty shall be binding upon, and enforceable against, the reorganized Guarantor so that upon emergence of the Guarantor from the bankruptcy reorganization case, each Guaranty shall be a legal, valid and binding obligation enforceable against the Guarantor in accordance with its terms, and (b) the material terms of the Guarantor's plan of reorganization (1) have been negotiated and agreed by the Guarantor and the necessary percentages of its senior noteholders and other material creditors prior to the filing of such petition or (2) are being diligently negotiated by the Guarantor with the necessary percentages of its senior noteholders and other material creditors and are agreed within 90 days after the filing of such petition, and an order confirming a plan of reorganization which incorporates clauses (a) and (b) is entered within one hundred eighty (180) days of the filing of such petition and within ninety (90) days of the filing of such plan of reorganization (or, in each case, such longer period as shall be permitted by Administrative Agent in its reasonable discretion), the Guarantor shall (A) file a petition under Section 301 of the Bankruptcy Code or otherwise voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any similar Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (B) consent to the institution of, or fail to contest successfully within ninety (90) days in an appropriate manner, any involuntary proceeding seeking liquidation,

reorganization or other relief in respect the Guarantor or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Guarantor or for a substantial part of its assets, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors or (F) take any action for the purpose of effecting any of the foregoing;

(g)   if any (i) Borrower or Guarantor attempts to assign its rights under this Agreement or any of the other Loan Documents or any interest herein or therein in contravention of the Loan Documents or (ii) Borrower or the Philadelphia Affiliate Ground Lessor shall make an assignment for the benefit of creditors;

(h)   other than with respect to a default which is expressly contemplated by another subsection of this Section 10.01, if Borrowers breach their affirmative covenant in the first sentence of Section 7.13(e) or if any Borrower breaches any of its respective negative covenants contained in Sections 8.01 through 8.09, 8.15 through 8.19.

(i)   if any Borrower violates or does not comply in any material respect with any of the provisions of Section 7.16, that results in a Material Adverse Effect or with any of the provisions of Sections 7.17 or 7.20, that results in a Material Adverse Effect or Material Property Event;

(j)   if a (i) any Management Agreement (or Replacement Management Agreement) expires or otherwise terminates and is not replaced with a Replacement Management Agreement or (ii) if any Collateral Property operates for any time without the Management Agreement or a Replacement Management Agreement;

(k)   if any Borrower violates or does not comply with the provisions of Section 6.34; provided, however, that such violation or failure to comply shall not constitute an Event of Default if (i) such violation or failure to comply is immaterial, and (ii) to the extent such violation or failure to comply is curable, Borrowers shall have promptly cured such violation or failure to comply within fifteen (15) calendar days of the earlier of (a) notice from Administrative Agent and (b) the date any Borrower or other Loan Party becomes aware of such violation or failure to comply;

(l)   if any federal tax Lien or state or local income tax Lien in excess of $1,500,000 is filed against any Borrower, any Guarantor or any Collateral Property and same is not discharged of record (by payment or by posting of a bond or cash collateral) within thirty (30) days after same is filed;

(m)   There is entered against any Borrower or the Philadelphia Affiliate Ground Lessor (or such person consents to) (i) a final judgment, settlement or order for the payment of money in an aggregate amount exceeding $1,500,000 (which is (x) not covered by insurance, (y) not being appealed, or if being appealed such Loan Party has not posted a bond or cash collateral, or (z) in the case of settlement, one of the Guarantors has not agreed

154

in writing to cover such settlement), or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect;

(n)   (i) any Borrower or the Philadelphia Affiliate Ground Lessor is a Plan or its assets constitute Plan Asset; or (ii) any Borrower or the Philadelphia Affiliate Ground Lessor consummates a transaction which would cause the Mortgages or Administrative Agent or any Lender's exercise of its rights under the Mortgages, the Notes, this Agreement or the other Loan Documents to constitute a nonexempt prohibited transaction under ERISA or result in a violation of a state statute regulating governmental plans, subjecting the Lenders to liability for a violation of ERISA, the Code, a state statute or other similar law;

(o)   if any default occurs under any guaranty or indemnity executed in connection herewith (including, without limitation, the Guaranty and the Environmental Indemnity) and such default continues after the expiration of applicable grace periods, if any;

(p)   (i) if any Borrower or Affiliate Ground Lessor shall be in default in any material respect beyond applicable notice and grace periods under any other mortgage, deed of trust, deed to secure debt or other security agreement permitted hereunder and covering any part of any Collateral Property whether it be superior or junior in lien to the related Mortgage;

(ii) any event or condition occurs that results in any Material Indebtedness (other than Indebtedness under the Senior Secured Notes Indenture) becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of such Material Indebtedness or any trustee or agent on its or their behalf to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (p) (ii) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(iii) any event or condition occurs that (x) results in any Senior Secured Notes becoming due prior the scheduled maturity thereof, or (y) that results in the existence of an "Event of Default" under (and as defined in) the Senior Secured Notes Indenture or (z) requires the prepayment, repurchase, redemption or defeasance of the Senior Secured Notes, prior to the scheduled maturity thereof; provided that this clause (p)(iii) shall not apply to Senior Secured Notes that become due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, any Offer to Purchase pursuant to and as defined in the Senior Secured Notes Indenture, or any other voluntary prepayment, repurchase, redemption or defeasance of the Senior Secured Notes; or

(iv) Guarantor and its Subsidiaries shall fail to comply with the covenants set forth in Sections 4.03 [*Limitations on Indebtedness*], 4.04 [*Limitations on Restricted Payments*], and 4.05 [*Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries*] of the Senior Secured Notes Indenture 2012 (together with all definitions used therein) in each case as in effect as of the Restatement Date, without giving effect to any future amendment, modification or termination thereof unless, in the case of an amendment or modification such revision (x) imposes terms or conditions that are more restrictive on FelCor Trust, FelCor Op and their Subsidiaries, or (y) the Required Lenders have given their prior written consent to such revision (an amendment or modification satisfying (x), (y) or (z), a "Permitted Indenture Amendment"); provided that for so long as there have been no amendments or modifications or the only amendments or modifications to the Senior Secured Note Indenture 2012 are Permitted Indenture Amendments, no Event of Default shall be deemed to occur under this clause (iv) unless and until an Event of Default has occurred under clause (iii) above;

(q) with respect to any term, covenant or provision set forth herein which specifically contains a notice requirement or grace period, if any Borrower shall be in default under such term, covenant or condition after the giving of such notice or the expiration of such grace period;

(r) if any default occurs under an Operating Lease Subordination Agreement, and such default continues after the expiration of applicable grace periods, if any;

(s) if any Franchise Agreement expires or otherwise terminates without Administrative Agent's prior written consent and is not replaced with a Replacement Franchise Agreement;

(t) if any Borrower ceases to operate a hotel on any Collateral Property or terminates such business for any reason whatsoever (other than temporary cessation in connection with any renovations to an Collateral Property or restoration of the Collateral Property after Casualty or Condemnation);

(u) if there shall occur any default by any Ground Lessee, as tenant under any Ground Lease, in the observance or performance of any material term, covenant or condition of such Ground Lease on the part of any Ground Lessee to be observed or performed and said default is not cured following the expiration of any applicable grace and notice periods therein provided, or if the leasehold estate created by any Ground Lease shall be surrendered or if any Ground Lease shall cease to be in full force and effect or any Ground Lease shall be terminated or canceled for any reason or under any circumstances whatsoever, or if any of the material terms, covenants or conditions of any Ground Lease shall in any manner be modified, changed, supplemented, altered, or amended without the consent of Administrative Agent;

(v) if there shall occur any default by either Operating Lessee, under any Operating Lease, in the observance or performance of any material term, covenant or

condition of any Operating Lease on the part of either Operating Lessee to be observed or performed and said default is not cured following the expiration of any applicable grace and notice periods therein provided, or if the leasehold estate created by the any Operating Lease shall be surrendered or if any Operating Lease shall cease to be in full force and effect or any Operating Lease shall be terminated or canceled for any reason or under any circumstances whatsoever, or if any of the material terms, covenants or conditions of any Operating Lease shall in any manner be modified, changed, supplemented, altered, or amended without the consent of Administrative Agent;

(w)   if any Borrower shall continue to be in Default under any of the other terms, covenants or conditions of this Agreement not specified in (a) - (w) above, for ten (10) Business Days after written notice to Borrowers from Administrative Agent, in the case of any Default which can be cured by the payment of a sum of money, or for thirty (30) days after written notice from Administrative Agent in the case of any other Default; provided, however, that if such non-monetary Default is susceptible of cure but cannot reasonably be cured within such 30-day period and provided further that Borrowers shall have commenced to cure such Default within such thirty (30) day period and thereafter diligently and expeditiously proceeds to cure the same, such thirty (30) day period shall be extended for such time as is reasonably necessary for Borrowers in the exercise of due diligence to cure such Default, such additional period not to exceed sixty (60) days; or

(x)   if there shall occur any default by any Borrower or any other Loan Party, or any default in respect of any Collateral Property, under the Mortgages or any of the other Loan Documents beyond any applicable notice and cure periods as contained in such documents.

10.02. <u>Remedies upon Event of Default</u>. If any Event of Default occurs and is continuing, Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a)   declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other Obligations to be immediately due and payable, without presentment, demand, protest, notice of protest and non-payment, or other notice of default, notice of acceleration and intention to accelerate or other notice of any kind, all of which are hereby expressly waived by Borrowers; and

(b)   exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to any Borrower under any Debtor Relief Laws, the unpaid principal amount of all outstanding Loans and all interest and other Obligations shall automatically become due and payable without further act of Administrative Agent or any Lender.

10.03. Application of Funds. After the exercise of remedies provided for in Section 10.02 (or after the Loans have automatically become immediately due and payable), any amounts received on account of the Obligations shall be applied by Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to Administrative Agent and amounts payable under Article IV) payable to Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including fees, charges and disbursements of counsel to the respective Lenders and including fees and time charges for attorneys who may be employees of any Lender) and amounts payable under Article IV, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid and interest on the Loans and other Obligations, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans ratably among the Lenders in proportion to the respective unpaid principal amounts of the Loans held by them;

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to Borrowers or as otherwise required by Law.

ARTICLE XI

ADMINISTRATIVE AGENT

11.01. Appointment and Authority. xiii) Each Lender and Issuing Bank hereby irrevocably appoints JPMC to act on its behalf as Administrative Agent hereunder and under the other Loan Documents and authorizes Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of Administrative Agent and the Lenders and no Borrower shall have rights as a third party beneficiary of any of such provisions.

(b) Administrative Agent shall also act as the "Collateral Agent" under the Loan Documents, and each Lender hereby irrevocably appoints and authorizes Administrative Agent to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, Administrative Agent, as "collateral agent" and any co-agents, sub-agents and attorneys-in-fact appointed by Administrative Agent pursuant to Section 11.05 for

purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of Administrative Agent, shall be entitled to the benefits of all provisions of this Article XI and Article XII (including Section 12.04(c), as though such co-agents, sub-agents and attorneys-in-fact were the "collateral agent" under the Loan Documents) as if set forth in full herein with respect thereto.

11.02. <u>Rights as a Lender</u>. The Person serving as Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Borrower or Affiliate thereof as if such Person were not Administrative Agent hereunder and without any duty to account therefor to the Lenders.

11.03. <u>Exculpatory Provisions</u>. Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, Administrative Agent:

(a)   shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)   shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(c)   shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Borrowers or any of their Affiliates that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity.

Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 12.01 and 10.02) or (ii) in the absence of its own gross negligence or willful misconduct. Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to Administrative Agent by Borrowers or a Lender.

Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in Article V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to Administrative Agent.

11.04. <u>Reliance by Administrative Agent</u>. Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, Administrative Agent may presume that such condition is satisfactory to such Lender unless Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. Administrative Agent may consult with legal counsel (who may be counsel for Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

11.05. <u>Delegation of Duties</u>. Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by Administrative Agent. Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to Related Parties of Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

11.06. <u>Resignation of Administrative Agent</u>. Administrative Agent may at any time give notice of its resignation to the Lenders, Issuing Bank and Borrowers. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. Provided there is no Event of Default continuing, such appointment shall be made by the Required Lenders in consultation with Borrowers. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and Issuing Bank, appoint a successor

Administrative Agent meeting the qualifications set forth above; provided that if Administrative Agent shall notify Borrowers and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrowers and such successor. After the retiring Administrative Agent's resignation hereunder and under the other Loan Documents, the provisions of this Article XI and Section 12.04 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

11.07. <u>Non-Reliance on Administrative Agent and Other Lenders</u>. Each Lender acknowledges that it has, independently and without reliance upon Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

11.08. <u>No Other Duties, Etc</u>. Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or Syndication Agent listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as Administrative Agent or a Lender hereunder.

11.09. <u>Administrative Agent May File Proofs of Claim</u>. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Administrative Agent shall have made any demand on Borrowers) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and Administrative Agent under Section 2.12 and Section 12.04) allowed in such judicial proceeding; and

(b)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to Administrative Agent and, if Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Administrative Agent and its agents and counsel, and any other amounts due Administrative Agent under Section 2.11 and Section 12.04.

Nothing contained herein shall be deemed to authorize Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize Administrative Agent to vote in respect of the claim of any Lender or in any such proceeding.

11.10.   Collateral and Guaranty Matters.   The Lenders irrevocably authorize Administrative Agent, at its option and in its discretion, to release any Lien on any property granted to or held by Administrative Agent under any Loan Document (i) upon payment in full of all Obligations (other than contingent indemnification obligations) and the termination or expiration of all Commitments and any Letters of Credit, (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, or (iii) if approved, authorized or ratified in writing in accordance with Section 12.01.

Upon request by Administrative Agent at any time, the Required Lenders may confirm in writing Administrative Agent's authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 11.10. In each case as specified in this Section 11.10, Administrative Agent will, at Borrowers' expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 11.10.

ARTICLE XII

MISCELLANEOUS

12.01. <u>Amendments, Etc.</u> No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and Borrowers or the applicable Loan Party, as the case may be, and acknowledged by Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)   waive any condition set forth in Section 5.01, without the written consent of each Lender;

(b)   extend or increase the Commitment of any Lender without the written consent of each Lender directly affected thereby;

(c)   postpone any date fixed by this Agreement or any other Loan Document (other than as expressly permitted in Section 2.17 with respect to the one-year extension of the Stated Maturity Date) for (i) any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under such other Loan Document without the written consent of each Lender entitled to such payment or (ii) any scheduled reduction of the Facility hereunder or under any other Loan Document without the written consent of each Lender;

(d)   reduce or forgive the principal of, or the rate of interest specified herein on, any Loan or LC Disbursement or any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender entitled to such amount; provided, however, that only the consent of the Required Lenders shall be necessary to amend the definition of "Default Rate" or to waive any obligation of Borrowers to pay interest at the Default Rate;

(e)   change (i) Section 2.16 or Section 10.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender or (ii) the order of application of any prepayment of Loans from the application thereof set forth in the applicable provisions of Section 2.13, in any manner that materially and adversely affects the Lenders without the written consent of each Lender so affected thereby;

(f)   change (i) any provision of this Section 12.01 or the definition of "Required Lenders", "Super-Majority Lenders" or any other provision hereof specifying the number or percentage of the Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender;

(g)   release all or substantially all of the Collateral in any transaction or series of related transactions (except as provided in Section 11.10) or release any Collateral Property

from the Mortgage encumbering such Collateral Property (except as provided in Section 2.18), without the written consent of each Lender except in connection with the repayment in full of the Obligations;

(h)   release any Borrower or Guarantor of its obligations hereunder or the Guaranty, or release all or substantially all of the value of a Guaranty, without the written consent of each Lender, except to the extent the release of any Borrower hereunder or any Loan Party from such Guaranty is permitted pursuant to Section 2.18 or Section 11.10 (in either case, such release may be made by Administrative Agent acting alone); or

(i)   impose any greater restriction on the ability of any Lender under the Facility to assign any of its rights or obligations hereunder without the written consent of the Required Lenders, provided that no revisions to Section 12.06(b)(v) or (vi) shall be made without the written consent of each Lender;

and provided, <u>further</u>, that no amendment, waiver or consent shall, unless in writing and signed by Administrative Agent, Issuing Bank or the Swingline Lender (in addition to such Lenders required above) affect the rights or duties of Administrative Agent, Issuing Bank or the Swingline Lender, as the case may be, under this Agreement or any other Loan Document; and the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, provided that any amendment, waiver or consent as set forth in Section 12.01(b), <u>(c)</u> or <u>(d)</u> above shall require the consent of such Defaulting Lender only to the extent required by Section 4.08(b).

12.02. <u>Notices; Effectiveness; Electronic Communications</u>.

(a)   <u>Notices Generally</u>.   Except for (i) notices and other communications expressly permitted to be given by telephone hereunder and under each of the other Loan Documents, (ii) any notice given in accordance with the requirements of any applicable statute (including, without limitation, statutes governing foreclosure or notice of foreclosure) which shall be effective when given in accordance with statutory requirements, notwithstanding anything to the contrary contained herein or in any other Loan Document, and as (iii) as provided in subsection (b) below, all notices and other communications, including all reports, statements, certificates and other deliverables provided for herein and in each of the other Loan Documents shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)   if to any Borrower or Administrative Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 12.02; and

(ii)   if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire; provided, however, that to the extent any notices or other communications are required hereunder to be delivered by Borrowers to Administrative Agent and the Lenders, Borrowers shall satisfy such obligation by delivering a copy of such notice or communication to Administrative Agent with a direction to Administrative Agent to post such notice or communication on an electronic site accessible to all Lenders.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received or refused; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b)   Electronic Communications.   Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. Administrative Agent or Borrowers may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)   The Platform.   THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE." THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR

PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall Administrative Agent or any of its Related Parties (collectively, the "Agent Parties") have any liability to any Borrower, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Borrower's or Administrative Agent's transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to any Borrower, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d)   Change of Address, Etc. Each of Borrowers and Administrative Agent may change its address, electronic mail address, telecopier or telephone number for notices and other communications hereunder and under the other Loan Documents by notice to the other parties hereto. Each other Lender may change its address, electronic mail address, telecopier or telephone number for notices and other communications hereunder by notice to Borrowers and Administrative Agent. In addition, each Lender agrees to notify Administrative Agent from time to time to ensure that Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

(e)   Reliance by Administrative Agent and the Lenders. Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Loan Notices) purportedly given by or on behalf of any Borrower or any other party under the other Loan Documents even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. Borrowers shall indemnify Administrative Agent, Issuing Bank, each Lender and Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of any Borrower or such other Party, **INCLUDING BY SUCH PARTY'S OWN NEGLIGENCE.** All telephonic notices to and other telephonic communications with Administrative Agent may be recorded by Administrative Agent, and each of the parties hereto hereby consents to such recording.

12.03. No Waiver; Cumulative Remedies. No failure by any Lender or Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege, including in each case, the right of Lender to bring any action or exercise any right, remedy, power or privilege

in respect of the enforcement of any Loan Document or in respect of Collateral in any State without waiving its rights, remedies, powers or privileges as to any enforcement of any Loan Document or in respect of any Collateral in any other State. In particular, and not by way of limitation, by accepting payment after the due date of any amount payable under this Agreement, the Notes or any other Loan Document, Administrative Agent and any Lender shall not be deemed to have waived any right either to require prompt payment when due of all other amounts due under this Agreement, the Notes, or the other Loan Documents, or to declare a default for failure to effect prompt payment of any such other amount. No waiver of any provision in this Agreement or consent to any departure by Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 12.01 above, and then such waiver or consent shall be effective only in the specific instance and for the purpose of for which given. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

12.04. Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses. Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by Administrative Agent and its Affiliates (including (X) appraisal fees, title and escrow charges, reasonable fees and charges of other third party consultants performing due diligence on the Collateral Properties and (Y) the reasonable fees, charges and disbursements of counsel for Administrative Agent), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all out-of-pocket expenses incurred by Administrative Agent, Issuing Bank or any Lender (including the fees, charges and disbursements of any counsel for Administrative Agent or any Lender), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b) Indemnification by Borrowers. Each Borrower shall indemnify Administrative Agent (and any sub-agent thereof), Arrangers, Issuing Bank, each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any external counsel for any Indemnitee), and shall indemnify and hold harmless each Indemnitee from all reasonable fees and time charges and disbursements for attorneys who may be employees of any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Borrower or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other

Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, or, in the case of Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) arising out of or relating to any Collateral Property, and any actual or alleged presence or release of Hazardous Materials on or from any Collateral Property or any other property owned or operated by any Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to any Borrower or any of its Subsidiaries, (iv) enforcing any obligations of or collecting any payments due from any Loan Party under this Agreement, the other Loan Documents or with respect to the Collateral Properties or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of Debtor Relief Laws; (v) losses incurred in correcting any prohibited transaction or in the sale of a prohibited loan, and in obtaining any individual prohibited transaction exemption under ERISA, the Code, any state statute or other similar law that may be necessary in Administrative Agent's sole discretion to correct such prohibited transaction or loan sale and any losses that Administrative Agent or any Lender may incur, directly or indirectly, as a result of a default under Sections 6.08 or 8.17; or (vi) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Borrower or any other Loan Party or any of Borrowers' or such Loan Party's directors, shareholders or creditors, and regardless of whether any Indemnitee is a party thereto, **IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNITEE;** provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by any Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if any Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

(c)   Reimbursement by the Lenders. To the extent that any Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to Administrative Agent or Issuing Bank (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to Administrative Agent or Issuing Bank (or any such sub-agent) or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or

related expense, as the case may be, was incurred by or asserted against Administrative Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for Administrative Agent (or any such sub-agent in connection with such capacity).

(d)   Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, no Borrower shall assert, and each Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit, or the use of the proceeds thereof, **INCLUDING DUE TO SUCH INDEMNITEE'S OWN NEGLIGENCE.** No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e)   Payments. All amounts due under this Section shall be payable not later than ten (10) Business Days after demand therefor.

(f)   Survival. The agreements in this Section shall survive the resignation of Administrative Agent, the replacement of any Lender, the termination of Commitments and the repayment, satisfaction or discharge of all the other Obligations.

12.05. Payments Set Aside. To the extent that any payment by or on behalf of any Borrower is made to Administrative Agent, Issuing Bank or any Lender, or Administrative Agent, Issuing Bank or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Administrative Agent, Issuing Bank or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

12.06. Successors and Assigns.

(a)   Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that Borrowers may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of Administrative Agent, Issuing Bank and each Lender (other than a Defaulting Lender) and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 12.06(b), (ii) by way of participation in accordance with the provisions of Section 12.06(d), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 12.06(f) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of Administrative Agent, Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   Assignments by the Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)   Minimum Amounts.

(A)   in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment under the Facility and the Loans at the time owing to it under the Facility or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)   in any case not described in Section 12.06(b)(i)(A), the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000 unless each of Administrative Agent and, so long as no Event of Default has occurred and is continuing, Borrowers otherwise consent (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a

single assignment for purposes of determining whether such minimum amount has been met;

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans or the Commitment assigned;

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A) the consent of Borrowers (such consent not to be unreasonably withheld or delayed) shall be required, unless (1) an Event of Default has occurred and is continuing at the time of such assignment, or (2) such assignment is to (x) a Lender (other than a Defaulting Lender), or (y) an Affiliate of Lender (other than a Defaulting Lender), or an Approved Fund that, in either case, is regularly "engaged in commercial real estate lending in the normal course of business"; provided, however, that individuals, funds, partnerships, joint ventures and other Persons that are generally engaged in businesses pursuing so-called activist, opportunistic, "vulture" or similar strategic investment objectives, with respect to which making or acquiring commercial real estate loans is ancillary to such other objectives but nonetheless arises in the normal course of business, shall be deemed not engaged in commercial real estate lending in the normal course of business for purposes of this subsection 12.06(iii)(A); provided that Borrowers shall be deemed to have consented to any such assignment unless Borrowers shall have objected thereto by written notice to Administrative Agent within five (5) Business Days after having received notice thereof; and

(B) the consent of Administrative Agent, Issuing Bank and Swingline Lender (in each case, such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of any Loan to a Person that is not a Lender;

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to Administrative Agent an Administrative Questionnaire;

(v) No Assignment to Borrowers. No such assignment shall be made to any Borrower or any of Borrowers' Affiliates or Subsidiaries; and

(vi)   No Assignment to Natural Persons. No such assignment shall be made to a natural Person.

Subject to acceptance and recording thereof by Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 4.01, 4.04, 4.05 and 12.04 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, Borrowers (at their expense) shall execute and deliver one or more Notes to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 12.06(d).

(c)   Register. Administrative Agent, acting solely for this purpose as an agent of Borrowers, shall maintain at Administrative Agent's Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments and participations in Letters of Credit of, and principal amounts of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive (absent manifest error) and Borrowers, Administrative Agent, Issuing Bank and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)   Participations. Any Lender may at any time, without the consent of, or notice to, Borrowers or Administrative Agent, Issuing Bank, sell participations to any Person (other than a natural Person or Borrowers or any of Borrowers' Affiliates or Subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and participations in Letters of Credit and/or the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) Borrowers, Administrative Agent, Issuing Bank and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other

172

modification described in the first proviso to Section 12.06 that affects such Participant. Subject to subsection (e) of this Section, Borrowers agree that each Participant shall be entitled to the benefits of Sections 4.01, 4.04 and 4.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 12.06(b). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.16 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any Commitments, Loans, Letters of Credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Sections 4.01 or 4.04, than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with Borrowers' prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 4.01 unless Borrowers are notified of the participation sold to such Participant and such Participant agrees, for the benefit of Borrowers, to comply with Section 4.01(e) as though it were a Lender.

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g) Electronic Execution of Assignments. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global

and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

12.07. <u>Treatment of Certain Information; Confidentiality</u>. Each of Administrative Agent, Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, members, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same or at least as restrictive as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to a Borrower and its obligations, (g) with the consent of Borrowers or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to Administrative Agent, Issuing Bank, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than Borrowers.

For purposes of this Section, "<u>Information</u>" means all information received from any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary thereof or their respective businesses, other than any such information that is available to Administrative Agent, Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by any Loan Party or any Subsidiary thereof, provided that, in the case of information received from a Loan Party or any such Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of Administrative Agent, Issuing Bank and the Lenders acknowledge that (a) the Information may include material non-public information concerning Borrowers or any Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws.

12.08. <u>Right of Setoff</u>. If an Event of Default shall have occurred and be continuing, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, after obtaining the prior written consent of Administrative Agent, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand,

provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Borrower against any and all of the obligations of Borrowers now or hereafter existing under this Agreement or any other Loan Document to such Lender irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of Borrowers or any of them may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or their respective Affiliates may have. Each Lender agrees to notify Borrowers and Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

12.09. Exculpation. Notwithstanding anything to the contrary contained in this Agreement or any other Loan Document, no present or future Constituent Member (as hereinafter defined) in any Borrower, nor any present or future shareholder, officer, director, employee, trustee, beneficiary, advisor, member, partner, principal, participant or agent of or in any Borrower or of or in any Person that is or becomes a Constituent Member in any Borrower, shall have any personal or other liability, directly or indirectly, under or in connection with the Loan Documents, except as may occur by virtue of such Person becoming a successor to any Borrower pursuant to Section 12.06(a) or being a Guarantor. Administrative Agent, Issuing Bank and each Lender each, on behalf of itself and its respective successors and assigns, hereby waives any and all such personal or other liability. The term "Constituent Member," as used herein, shall mean any direct partner or member in any Borrower and any Person that, directly or indirectly through one or more other partnerships, limited liability companies, corporations or other entities, is a partner or member in any Borrower. Notwithstanding anything to the contrary contained in the Loan Documents, neither the negative capital account of any Constituent Member in any Borrower nor any obligation of any Constituent Member in any Borrower to restore a negative capital account or to contribute or loan capital to any Borrower or to any other Constituent Member in any Borrower shall at any time be deemed to be the property or an asset of Borrower (or any such other Constituent Member) and neither any Borrower nor any of their respective successors or assigns shall have any right to collect, enforce or proceed against any Constituent Member with respect to any such negative capital account or obligation to restore, contribute or loan. Nothing contained in this Section 12.09 shall apply to, or be deemed to be a release or exculpation from liability of, any Guarantor or any other Person who executes, or is required by any Loan Document to execute, a Guaranty or the Environmental Indemnity (provided that nothing herein shall limit the exculpation provisions (including Section 16) contained in any Guaranty).

12.10. Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If Administrative Agent, Issuing Bank or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans of LC Disbursements or, if it exceeds such unpaid principal, refunded to Borrowers. In determining whether the interest contracted for, charged, or received by Administrative Agent, Issuing Bank or a Lender

exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

12.11. <u>Counterparts; Integration; Effectiveness</u>. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the Fee Letter, any separate letter agreements with respect to fees payable to Administrative Agent and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 5.01, this Agreement shall become effective when it shall have been executed by Administrative Agent and when Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

12.12. <u>Survival of Representations and Warranties</u>. All representations and warranties, covenants and agreements made by Borrowers hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by Administrative Agent, Issuing Bank and each Lender, regardless of any investigation made by Administrative Agent, Issuing Bank or any Lender or on their behalf and notwithstanding that Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of the Loans or issuance of Letters of Credit, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied, and any Commitment or Letter of Credit is not yet expired or terminated. The provisions of Section 4.01, 4.04, 4.05, 12.04 and Article XI shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

12.13. <u>Severability</u>. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.14. <u>Replacement of the Lenders</u>.   If any Lender requests compensation under Section 4.04, or if Borrowers are required to pay any additional amount to any Lender or any

Governmental Authority for the account of any Lender pursuant to Section 4.01, or if any Lender is a Defaulting Lender, then Borrowers may, at their sole expense and effort, upon notice to such Lender and Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 12.06), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a) Borrowers shall have paid to Administrative Agent the assignment fee specified in Section 12.06(b);

(b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 4.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or Borrowers (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under Section 4.04 or payments required to be made pursuant to Section 4.01, such assignment will result in a reduction in such compensation or payments thereafter; and

(d) such assignment does not conflict with applicable Laws.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling Borrowers to require such assignment and delegation cease to apply.

12.15. Governing Law; Jurisdiction; Etc.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACT ENTERED INTO PURSUANT TO THE LAWS OF THE STATE OF NEW YORK AND SHALL IN ALL RESPECTS BE GOVERNED, CONSTRUED, APPLIED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (OTHER THAN THOSE CONFLICT OF LAW PROVISIONS THAT WOULD DEFER TO THE SUBSTANTIVE LAWS OF ANOTHER JURISDICTION). WITHOUT IN ANY WAY LIMITING THE PRECEDING CHOICE OF LAW, THE PARTIES ELECT TO BE GOVERNED BY NEW YORK LAW IN ACCORDANCE WITH, AND ARE RELYING (AT LEAST IN PART) ON, SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK; PROVIDED HOWEVER, THAT WITH RESPECT TO THE CREATION, PERFECTION, PRIORITY AND ENFORCEMENT OF THE LIENS AND SECURITY INTERESTS CREATED BY THIS AGREEMENT, THE SECURITY INSTRUMENTS AND THE OTHER LOAN DOCUMENTS, AND THE DETERMINATION OF DEFICIENCY JUDGMENTS, THE LAWS OF THE STATE WHERE THE PROPERTY IS LOCATED SHALL APPLY.

(b)   WITH RESPECT TO ANY CLAIM OR ACTION ARISING HEREUNDER OR UNDER THIS AGREEMENT, THE NOTES, OR THE OTHER LOAN DOCUMENTS, BORROWER (A) IRREVOCABLY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK, NEW YORK, AND APPELLATE COURTS FROM ANY THEREOF, AND (B) IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING ON VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR THE OTHER LOAN DOCUMENTS BROUGHT IN ANY SUCH COURT, IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING IN THIS AGREEMENT, THE NOTES OR THE OTHER LOAN DOCUMENTS WILL BE DEEMED TO PRECLUDE LENDER FROM BRINGING AN ACTION OR PROCEEDING WITH RESPECT HERETO IN ANY OTHER JURISDICTION. WITHOUT IN ANY WAY LIMITING THE PRECEDING CONSENTS TO JURISDICTION AND VENUE, THE PARTIES AGREE TO SUBMIT TO THE JURISDICTION OF SUCH NEW YORK COURTS IN ACCORDANCE WITH SECTION 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK OR ANY CORRESPONDING OR SUCCEEDING PROVISIONS THEREOF.

(c)   SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 12.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

12.16. Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

12.17. No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Borrower acknowledges and agrees, and acknowledges its Affiliates' understanding, that: (i) (A) the arranging and other services

regarding this Agreement provided by Administrative Agent and Arrangers are arm's-length commercial transactions between Borrowers and their respective Affiliates, on the one hand, and Administrative Agent and Arrangers, on the other hand, (B) each Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Arrangers and Administrative Agent is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for any Borrower or any of their respective Affiliates, or any other Person and (B) neither Arranger nor Administrative Agent has any obligation to Borrowers or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) Administrative Agent and Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Borrowers and their respective Affiliates, and neither Arranger nor Administrative Agent has any obligation to disclose any of such interests to Borrowers or any of their respective Affiliates. To the fullest extent permitted by law, each Borrower hereby waives and releases any claims that it may have against Administrative Agent and Arrangers with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

12.18. <u>USA PATRIOT Act Notice</u>. Each Lender that is subject to the Patriot Act (as hereinafter defined) and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "<u>Patriot</u> Act"), it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender, Issuing Bank or Administrative Agent, as applicable, to identify each Loan Party in accordance with the Patriot Act.

12.19. <u>Discretion</u>. Whenever pursuant to this Agreement, Administrative Agent, Issuing Bank or a Lender exercises any right given to it to approve or disapprove, or any arrangement or term is to be satisfactory to Administrative Agent, Issuing Bank or the Lenders, respectively, the decision of Administrative Agent, Issuing Bank or the Lenders to approve or disapprove or to decide whether arrangements or terms are satisfactory or not satisfactory shall (except as is otherwise specifically herein provided) be in the sole discretion of Administrative Agent, Issuing Bank or the Lenders, as applicable and shall be final and conclusive.

12.20. <u>Offsets, Counterclaims and Defenses</u>. Any assignee of any Lender's interest in and to this Agreement, the Notes and the other Loan Documents shall take the same free and clear of all offsets, counterclaims or defenses which are unrelated to the Loan Documents which Borrowers may otherwise have against any assignor of the Loan Documents, and no such unrelated counterclaim or defense shall be interposed or asserted by Borrowers in any action or proceeding brought by any such assignee upon such documents and any such right to interpose or assert any such unrelated offset, counterclaim or defense in any such action or proceeding is hereby expressly waived by Borrowers.

12.21. <u>No Joint Venture or Partnership</u>, <u>No Third Party Beneficiaries</u>. xiv) Borrowers, Administrative Agent, Issuing Bank and the Lenders intend that the relationships created hereunder and under the other Loan Documents be solely that of borrower and lender. Nothing herein or therein is intended to create a joint venture, partnership, tenancy-in-common, or joint tenancy relationship between Borrowers and the Lenders nor to grant the Lenders any interest in any Collateral Property other than that of mortgagee, beneficiary or lender.

       (b)   This Agreement and the other Loan Documents are solely for the benefit of the Lenders and Borrowers and nothing contained in this Agreement or the other Loan Documents shall be deemed to confer upon anyone other than the Lenders and Borrowers (or an Affiliate of either of the foregoing acting on behalf of Borrowers or the Lenders, as applicable) any right to insist upon or to enforce the performance or observance of any of the obligations contained herein or therein. All conditions to the obligations of the Lenders to make the Loan hereunder are imposed solely and exclusively for the benefit of the Lenders and no other Person shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that the Lenders will refuse to make the Loan in the absence of strict compliance with any or all thereof and no other Person shall under any circumstances be deemed to be a beneficiary of such conditions, any or all of which may be freely waived in whole or in part by the Lenders if, in the Lenders' sole discretion, the Lenders deem it advisable or desirable to do so.

12.22. <u>Publicity</u>. All news releases, publicity or advertising by Borrowers or their respective Affiliates through any media intended to reach the general public which refers to the Loan Documents or the financing evidenced by the Loan Documents, to Administrative Agent, Issuing Bank, the Lenders or any of their Affiliates shall be subject to the prior written approval of Administrative Agent, which shall not be unreasonably withheld. Notwithstanding the foregoing, disclosure required by any federal or state securities laws, rules or regulations, as determined by Borrowers' counsel, shall not be subject to the prior written approval of Administrative Agent, Issuing Bank or any Lender.

12.23. <u>Waiver of Marshalling of Assets</u>. To the fullest extent permitted by Applicable Law, each Borrower, for itself and its successors and assigns, waives all rights to a marshalling of the assets of such Borrower and of the Collateral Properties, or to a sale in inverse order of alienation in the event of foreclosure of any of the Mortgages, and agrees not to assert any right under any laws pertaining to the marshalling of assets, the sale in inverse order of alienation, homestead exemption, the administration of estates of decedents, or any other matters whatsoever to defeat, reduce or affect the right of the Lenders under the Loan Documents to a sale of the Collateral Properties for the collection of the Obligations without any prior or different resort for collection or of the right of the Lenders to the payment of the Obligations out of the net proceeds of the Collateral Properties in preference to every other claimant whatsoever. In addition, each Borrower, for itself and its successors and assigns, waives in the event of foreclosure of any or all of the Mortgages, any equitable right otherwise available to Borrowers which would require the separate sale of the Collateral Properties or require the Lenders to exhaust their remedies against the Collateral Properties or any combination of the Collateral Properties before proceeding against any other Collateral Property or combination of Collateral Properties; and further in the event of such

foreclosure Borrowers hereby expressly consent to and authorize, at the option of the Lenders, the foreclosure and sale either separately or together of any combination of the Collateral Properties.

12.24. <u>Conflict; Construction of Documents; Reliance</u>. In the event of any conflict between the provisions of this Agreement and any of the other Loan Documents, the provisions of this Agreement shall control. The parties hereto acknowledge that they were represented by competent counsel in connection with the negotiation, drafting and execution of the Loan Documents and that such Loan Documents shall not be subject to the principle of construing their meaning against the party which drafted same. Each Borrower acknowledges that, with respect to the Loan, each Borrower shall rely solely on its own judgment and advisors in entering into, the Loan without relying in any manner on any statements, representations or recommendations of the Lenders or any parent, subsidiary or Affiliate of any Lender. The Lenders shall not be subject to any limitation whatsoever in the exercise of any rights or remedies available to it under any of the Loan Documents or any other agreements or instruments which govern the Loan by virtue of the ownership by it or any parent, subsidiary or Affiliate of any Lender of any equity interest any of them may acquire in any Borrower, and each Borrower hereby irrevocably waives the right to raise any defense or take any action on the basis of the foregoing with respect to the Lenders' exercise of any such rights or remedies. Each Borrower acknowledges that the Lenders engage in the business of real estate financings and other real estate transactions and investments which may be viewed as adverse to or competitive with the business of Borrowers or their Affiliates.

12.25. <u>Brokers and Financial Advisors</u>. Borrowers and the Lenders hereby represent that they have dealt with no financial advisors, brokers, underwriters, placement agents, agents or finders in connection with the transactions contemplated by this Agreement. Borrowers hereby agree to indemnify, defend and hold the Lenders harmless from and against any and all claims, liabilities, costs and expenses of any kind (including the Lenders' reasonable attorneys' fees and expenses) in any way relating to or arising from a claim by any Person that such Person acted on behalf of Borrowers in connection with the transactions contemplated herein. The provisions of this Section 12.25 shall survive the expiration and termination of this Agreement and the payment of the Obligations.

12.26. <u>Time of the Essence</u>. Time is of the essence in the Loan Documents.

12.27. <u>ENTIRE AGREEMENT</u>. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

12.28. <u>Transitional Arrangements</u>

(i) <u>Original Credit Agreement Superseded</u>. This Agreement shall supersede the Original Credit Agreement in its entirety, except as provided in this Section 12.28. On the Restatement Date, the rights and obligations of the parties under the Original Credit Agreement and the "Notes" defined therein shall be subsumed within and be governed by this Agreement and the Notes; *provided*

however, that any of the "Obligations" (as defined in the Original Credit Agreement) outstanding under the Original Credit Agreement shall, for purposes of this Agreement, be Obligations hereunder. The Lenders' interests in such Obligations, and participations in such Letters of Credit, if any, shall be reallocated on the Restatement Date in accordance with each Lender's applicable Applicable Percentage

(ii)   On the Restatement Date, without the action of any other Person, Citicorp North America, Inc. (the "Exiting Lender") hereby assigns and sells to each of JP Morgan Chase Bank, N.A., Bank of America, N.A. and Fifth Third Bancorp (individually, an "Increasing Lender" and, collectively, the "Increasing Lenders") a portion of its Commitment, and each Increasing Lender hereby purchases a portion of the Commitment held by such Exiting Lender (each, an "Assigned Interest" and collectively, the "Assigned Interests"), in each case in such amounts so that after giving effect to such assignments (a) the Lenders shall hold the Commitments set forth on Schedule 2.01 attached hereto, (b) the Lenders shall hold the Loans under and as defined in this Agreement ratably in accordance with their respective Commitments set forth on Schedule 2.01 attached hereto and (c) the Commitments of the Exiting Lender shall be reduced to zero and the Exiting Lender shall cease to be a Lender under this Agreement. Such assignments shall be deemed to occur hereunder automatically, and without any requirement for additional documentation, on the Restatement Date and shall be settled in accordance with the terms and provisions of the form of Assignment and Acceptance Agreement attached to this Agreement, which are incorporated herein by reference, including without limitation Section 1 thereof, to which each Increasing Lender hereby agrees. Each Exiting Lender represents and warrants to each Increasing Lender that it has not created any adverse claim upon the interest being assigned by it to such Lender hereunder and that such interest is free and clear of any adverse claim created by such Exiting Lender. From and after the Restatement Date, all Revolving Loans, Letter of Credit participations and Swingline Loan participations shall be made ratably in accordance with each Lender's Commitment Percentage after giving effect to the increases and reallocations in Commitments pursuant to this paragraph. Revolving Loans and Swingline Loan participations shall be reallocated (and in the case of Letter of Credit participations, allocated) on the Restatement Date as directed by the Administrative Agent in order that Revolving Loans, Letter of Credit participations and Swingline Loan participations are held by the Lenders in accordance with their respective Commitment Percentages after giving effect to the increases and reallocations in Commitments pursuant to this paragraph. Borrowers agree to pay (or cause to be paid) any interest, breakage fees or other costs incurred in connection with this paragraph on the Restatement Date (or, to the extent such payment is not requested prior to the Restatement Date, promptly upon request).

(iii)   Return and Cancellation of Notes. Upon its receipt of the Notes to be delivered hereunder on the Restatement Date, each applicable Lender will

promptly return to Borrowers, marked "Cancelled" or "Replaced", the notes of Borrowers held by such Lender pursuant to the Original Credit Agreement.

(iv)   <u>Interest and Fees Under Original Agreement</u>. All interest and all commitment, facility and other fees and expenses owing or accruing under or in respect of the Original Credit Agreement shall be calculated as of the Restatement Date (prorated in the case of any fractional periods), and shall be paid on the Restatement Date in accordance with the method specified in the Original Credit Agreement as if such agreement were still in effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
as a Borrower

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.,
as a Borrower

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
as a Borrower

By:
Name:
Title:

DJONT/JPM BOCA RATON LEASING, L.L.C., as a Borrower

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

MIAMI AP HOTEL, L.L.C., as a Borrower

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

Solely with respect to the representations, warranties and covenants set forth in Section 6.34 hereof:

FelCor/JPM Hospitality Holdco (SPE) L.L.C.,
as Principal of Hospitality Owner

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.,
as Principal of Hospitality Operating Lessee

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

FELCOR LODGING LIMITED PARTNERSHIP,
as Principal of Dana Point Owner

By: FelCor Lodging Trust Incorporated,
          its general partner

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

FelCor TRS Holdings, LLC,
as Principal of Dana Point Operating Lessee

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

MIAMI AP HOTEL HOLDCO, L.L.C.,
as Principal of Miami Owner

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

Solely with respect to the representations, warranties and covenants set forth in Section 7.23(e) hereof:

Philadelphia Affiliate Ground Lessor:

FelCor Pennsylvania Company, L.L.C.

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and as a Lender

By: /s/ Marc Costantino
Name: Marc Costantino
Title: Executive DIrector

BANK OF AMERICA, N.A.

By: /s/ Roger C. Davis
Name: Roger C. Davis
Title: Senior Vice President

Signature Page to Amended and Restated Revolving Credit Agreement dated as of December 14, 2012, with FelCor Lodging Trust, Incorporated.

LENDER:

DEUTSCHE BANK TRUST COMPANY AMERICAS

By: /s/ J.T. Johnston Cox
Name: J.T. Johnston Cox
Title: Managing Director

By: /s/ James Rolison
Name: James Rolison
Title: Managing Director

BANK OF NOVA SCOTIA

By: /s/ Ajit Gocwami
Name: Ajit Gocwami
Title: Director

GOLDMAN SACHS BANK USA

By: /s/ Mark Watson
Name: Mark Watson
Title: Authorized Signatory

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

By: /s/ Christopher Reo Day
Name: Christopher Reo Day
Title: Vice President

By: /s/ Wei-Yuan
Name: Wei-Yuan
Title: Associate

FIFTH THIRD BANK

By: /s/ Casey Gehrig
Name: Casey Gehrig
Title: VicePresdent

Exiting Lender (solely with respect to Section 12.28(ii)):

CITICORP NORTH AMERICA, INC.

By: /s/ John C. Rowland

Name: John C. Rowland

Title: Vice President

EXHIBIT A

FORM OF BORROWING REQUEST

Date: _____, 201_

To: JPMorgan Chase Bank, N.A., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement;" the terms defined therein being used herein as therein defined), among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively as "Borrowers" and each a "Borrower"), the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as Administrative Agent, Swingline Lender and Issuing Bank.

The undersigned hereby requests (select one):

☐ A Borrowing

    1. On [_____], 201_ (the "Borrowing Date")[1]

    2. In the amount of $_____.[2]

    3. Comprised of [Eurodollar Borrowing][ABR Borrowing]

    4. For Eurodollar Borrowings: with an Interest Period of ___ months.

    5. To be wired to Borrower account [Location] [Name] [Account Number] in accordance with Section 2.06 of the Credit Agreement.

☐ A Loan conversion or continuation

---

[1] Date of Borrowing must be a Business Day[1].

[2] Such amount of Borrowing of Eurodollar Loans must be in a minimum principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess of that amount. Such amount of Borrowing of ABR Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess of that amount.

Each Borrower, by its Responsible Officer, hereby gives you notice pursuant to <u>Section 2.06</u> of the Credit Agreement that the Borrowers hereby elect to[3]:

1.   Convert $_____[4] in aggregate principal amount of ABR Loans from ABR Loans to Eurodollar Loans on _____, 201_ Date of conversion must be a Business Day.. The Interest Period for such Eurodollar Loans is requested to be __ month[s].

2.   Continue as Eurodollar Loans $_____[6] in aggregate principal amount of Eurodollar Loans with a current Interest Period from _____ __, 201_ and ending _____, 201_. The succeeding Interest Period for such Eurodollar Loans is requested to be __ month[s].

3.   Convert $_____ in aggregate principal amount of Eurodollar Loans from Eurodollar Loans to ABR Loans on _____ __, 201_.

Each Borrower hereby certifies that on the date hereof no Event of Default has occurred and is continuing under the Credit Agreement, and no Event of Default has occurred and is continuing or would result from the requested [Borrowing][conversion/continuation] on the date of such requested [Borrowing][conversion/continuation].

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE TO FOLLOW

---

[3] Include those items that are applicable, completed appropriately for the circumstances.

[4] Such amount of conversion to or continuation of Eurodollar Loans must be in a minimum principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess of that amount. Such amount of conversion to ABR Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess of that amount.

[5] Date of conversion must be a Business Day.

[6] See footnote 2.

[The Borrower hereby represents and warrants on behalf of both Borrowers that the conditions specified in Section [5.01 and][7] [5.02] of the Credit Agreement shall be satisfied on and as of the date of the applicable request.][8]

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____
       Name: _____
       Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____
       Name: _____
       Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____
       Name: _____
       Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____
       Name: _____
       Title: _____

_____

[7] For initial Closing Date Borrowing only
[8] To be utilized on the Borrowing Date.

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____

        Name: _____

        Title: _____

Exhibit A-4

EXHIBIT B-1

FORM OF [AMENDED AND RESTATED] REVOLVING NOTE

$_____   ____ , 201_

        FOR VALUE RECEIVED, the undersigned (the "Borrowers"), HEREBY JOINTLY AND SEVERALLY PROMISE TO PAY to the order of _____ or its registered assigns (the "Lender"), in accordance with the provisions of the Agreement (as hereinafter defined), the principal amount of the Revolving Loan from time to time made by the Lender to the Borrowers under that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement", the capitalized terms being used herein and not defined, have the meanings set forth in such Agreement as therein defined), among the Borrowers, the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.

        Each Borrower jointly and severally promises to make payments of principal in the amounts and at the times required by the Agreement to the Administrative Agent for the benefit of Lenders. The Borrowers jointly and severally promise to pay interest on the unpaid principal amount of the Revolving Loan made by the Lender from the date of such Revolving Loan until such principal amount is paid in full, at such interest rates (which shall not exceed the maximum rate permitted by applicable law) and at such times as provided in the Agreement.

        [This Amended and Restated Revolving Note amends, restates and replaces in full that certain Revolving Note, dated as of March 4, 2011, from Borrowers to the Lender in the original principal amount of $_____ (the "Original Note") and reflects, among other things, the extension of the Stated Maturity Date until June 19, 2016, or such earlier or extended Maturity Date as set forth in the Agreement. This Revolving Note is issued in substitution for, and not in payment of or in satisfaction of, any amounts outstanding to the Lender under such Original Note.]

        All payments of principal and interest shall be made to the Administrative Agent for the account of the Lender in Dollars in immediately available funds at the Administrative Agent's office. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement. Each Revolving Loan made by the Lender to the Borrowers pursuant to the Agreement, and all payments made on account of principal thereof, shall be recorded by the Lender on its books and records and, if the Lender so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to each such Revolving Loan then outstanding may be endorsed by the Lender on the Schedule A attached hereto, or on a continuation of such schedule attached to and made a part hereof; provided that the failure of the Lender to make any such recordation or endorsement shall not affect the obligations of the Borrowers hereunder or under the Agreement.

This Note is one of the Notes referred to in the Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part or the Obligations accelerated or extended, subject to the terms and conditions provided therein. This Note is also entitled to the benefits of each Guaranty and is secured by the Collateral. The terms and conditions of the Agreement are hereby incorporated in their entirety herein by reference as though fully set forth herein. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Agreement. The Revolving Loan made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business, including Schedule A hereto. The Lender may also attach additional schedules to this Note and endorse thereon the date, amount and maturity of its Revolving Loans and payments with respect thereto.

The Borrowers, for themselves, and their successors and assigns, hereby waive diligence, presentment, protest and demand and notice of protest, intention to accelerate, acceleration, demand, dishonor and non-payment of this Note.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE TO FOLLOW

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____
        Name: _____
        Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____
        Name: _____
        Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____
        Name: _____
        Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____
        Name: _____
        Title: _____

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____
        Name: _____
        Title: _____

SCHEDULE A

REVOLVING LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Amount of Revolving Loan Made		Amount of Revolving Loan Repaid		Aggregate Unpaid Revolving Loan Balance			Notation Made By
	ABR Loan	Eurodollar Loan	ABR Loan	Eurodollar Loan	ABR Loan	Eurodollar Loan	Total Aggregate Unpaid Revolving Loan Balance	

Exhibit B-1-5

EXHIBIT B-2

FORM OF AMENDED AND RESTATED SWINGLINE NOTE

New York, NY

$25,000,000   December 19, 2012

FOR VALUE RECEIVED, FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C., and MIAMI AP HOTEL, L.L.C. (collectively, the "Borrowers"), unconditionally jointly and severally promise to pay to the order of JPMORGAN CHASE BANK, N.A. (the "Swingline Lender"), on the Maturity Date (as defined in the Credit Agreement referred to below) the principal sum of TWENTY-FIVE Million DOLLARS ($25,000,000) or, if less, the aggregate unpaid principal amount of all Swingline Loans made by the Swingline Lender pursuant to the Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as further amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), by and among the Borrowers, the Lenders party thereto, JPMorgan Chase Bank, N.A., individually and as administrative agent for the Lenders (the "Administrative Agent") and Bank of America, N.A., individually and as syndication agent. Unless otherwise defined, terms used herein have the meanings provided in the Credit Agreement.

The Borrowers also jointly and severally promise to pay interest on the unpaid principal amount hereof from time to time outstanding from and including the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in lawful money of the United States in Federal or other immediately available funds at the office of the Administrative Agent (as such term is defined in the Credit Agreement).

This Amended and Restated Swingline Note amends, restates and replaces in full that certain Swingline Note, dated as of March 4, 2011, from Borrowers to Swingline Lender in the original principal amount of $25,000,000 (the "Original Note") and reflects, among other things, the extension of the Stated Maturity Date until June19, 2016, or such earlier or extended Maturity Date as set forth in the Agreement. This Swingline Note is issued in substitution for, and not in payment of or in satisfaction of, any amounts outstanding to Swingline Lender under such Original Note.

This Swingline Note is one of the Notes referred to in, and evidences indebtedness incurred under, the Credit Agreement, to which reference is made for a statement of the terms and conditions on which the Borrowers are permitted and required to make prepayments and repayments hereof, the acceleration of the maturity hereof upon the happening of certain events, and certain waivers by the Borrowers.

The Swingline Loan made by the Swingline Lender and all repayments of principal and interest payable and paid to the Swingline Lender from time to time thereunder shall be recorded by the Swingline Lender and, if the Swingline Lender so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to the Swingline Loan may be endorsed by the Swingline Lender on the schedule attached hereto, or on a continuation of such schedule attached to and made a part hereof which shall be prima facie evidence of the existence and amounts of the obligations recorded therein absent manifest error; provided that the failure of the Swingline Lender to

make any such recordation or endorsement, or any error therein, shall not in any manner affect the obligations of the Borrowers hereunder or under the Credit Agreement.

All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

THIS SWINGLINE NOTE SHALL BE INTERPRETED, AND THE RIGHTS AND LIABILITIES OF THE PARTIES HERETO DETERMINED, IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICT OF LAWS PRINCIPLES.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE TO FOLLOW

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,

By: _____
       Name: _____
       Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.

By: _____
       Name: _____
       Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,

By: _____
       Name: _____
       Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,

By: _____
       Name: _____
       Title: _____

MIAMI AP HOTEL L.L.C.,

By: _____
       Name: _____
       Title: _____

SWINGLINE LOANS AND PAYMENTS OF PRINCIPAL AND INTEREST

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Amount of Swingline Loan Made	Amount of Principal Repaid	Amount of Interest Paid	Notation Made By

Exhibit B-2-4

EXHIBIT B-3

FORM OF LC NOTE

New York, NY

$5,000,000   December 19, 2012

FOR VALUE RECEIVED, FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C., and MIAMI AP HOTEL, L.L.C. (collectively, the "Borrowers"), unconditionally jointly and severally promise to pay to the order of JPMORGAN CHASE BANK, N.A. (the "Issuing Bank"), on the Maturity Date (as defined in the Credit Agreement referred to below) the principal sum of FIVE Million DOLLARS ($5,000,000) or, if less, the aggregate unpaid principal amount of all LC Disbursements made by the Issuing Bank pursuant to the Amended and Restated Credit Agreement, dated as of December 19, 2012 (as further amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), by and among the Borrowers, the Lenders party thereto, JPMorgan Chase Bank, N.A., individually and as administrative agent for the Lenders (the "Administrative Agent") and Bank of America, N.A., individually and as syndication agent. Unless otherwise defined, terms used herein have the meanings provided in the Credit Agreement.

The Borrowers also jointly and severally promise to pay interest on the unpaid principal amount hereof from time to time outstanding from and including the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in lawful money of the United States in Federal or other immediately available funds at the office of the Administrative Agent (as such term is defined in the Credit Agreement).

This LC Note is one of the Notes referred to in, and evidences indebtedness incurred under, the Credit Agreement, to which reference is made for a statement of the terms and conditions on which the Borrowers are permitted and required to make prepayments and repayments hereof, the acceleration of the maturity hereof upon the happening of certain events, and certain waivers by the Borrowers.

Each LC Disbursement made by the Issuing Bank and all repayments of principal and interest payable and paid to the Issuing Bank from time to time thereunder shall be recorded by the Issuing Bank and, if the Issuing Bank so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to each LC Disbursement may be endorsed by the Issuing Bank on the schedule attached hereto, or on a continuation of such schedule attached to and made a part hereof which shall be prima facie evidence of the existence and amounts of the obligations recorded therein absent manifest error; provided that the failure of the Issuing Bank to make any such recordation or endorsement, or any error therein, shall not in any manner affect the obligations of the Borrowers hereunder or under the Credit Agreement.

All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

THIS LC NOTE SHALL BE INTERPRETED, AND THE RIGHTS AND LIABILITIES OF THE PARTIES HERETO DETERMINED, IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICT OF LAWS PRINCIPLES.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE TO FOLLOW

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,

By: _____
       Name: _____
       Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.

By: _____
       Name: _____
       Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,

By: _____
       Name: _____
       Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,

By: _____
       Name: _____
       Title: _____

MIAMI AP HOTEL L.L.C.,

By: _____
       Name: _____
       Title: _____

Exhibit B-3-3

LC DISBURSEMENTS AND PAYMENTS OF PRINCIPAL AND INTEREST

_____

Date	Amount of LC Disbursement	Amount of Principal Repaid	Amount of Interest Paid	Notation Made By

Exhibit B-3-4

EXHIBIT C

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [the][each][1] Assignor identified in Item 1 below ([the][each, an] "Assignor") and [the][each][2] Assignee identified in Item 2 below ([the][each, an] "Assignee"). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees][3] hereunder are several and not joint.][4] Capitalized terms used but not defined herein shall have the meanings given to them in the Amended and Restated Revolving Credit Agreement identified below (the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor's][the respective Assignors'] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the facility identified below (including any letters of credit, guarantees and swingline loans included in such facility) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] "Assigned Interest"). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

---

[1] For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

[2] For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

[3] Select as appropriate.

[4] Include bracketed language if there are either multiple Assignors or multiple Assignees.

Exhibit C-1

1. Assignor[s]: _____

   _____

2. Assignee[s]: _____

   _____

   [for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]]

3. Borrowers: FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C. and Miami AP Hotel L.L.C.

4. Administrative Agent: JPMorgan Chase Bank, N.A., as the administrative agent under the Credit Agreement

5. Credit Agreement: Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012, among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company, each as a borrower, the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent

6. Assigned Interest:

Assignor[s][5]	Assignee[s][6]	Aggregate Commitments[7]	Amount of Commitment/ LC Exposure/ Loans Assigned	Percentage Assigned of Commitment/ LC Exposure/ Loans[8]	CUSIP Number
		$_____	$_____	_____%	
		$_____	$_____	_____%	

---

[5] List each Assignor, as appropriate.

[6] List each Assignee, as appropriate.

[7] Amounts in this column and in the column immediately to the right to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[8] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

Exhibit C-2

[7.   Trade Date: _____]^9

Effective Date: _____, 201[_] [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGES FOLLOW

---

^{9} To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

Exhibit C-3

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR[S]:
[NAME OF ASSIGNOR[S]

By: _____

Title: _____

ASSIGNEE[S]
[NAME OF ASSIGNEE[S]

By: _____

Title: _____

[Consented to and][10] Accepted:

JP MORGAN CHASE BANK, N.A.,
as Administrative Agent and/or Issuing Bank

By: _____

Title

---

[10] To be added only if the consent of the Administrative Agent and/or Issuing Bank is required by the terms of the Credit Agreement.

Exhibit C-4

[Consent to:][11]

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

---

[11] To be added only if the consent of the Borrowers are required under Section 12.06(b)(iii)(A).

Exhibit C-5

ANNEX 1 TO ASSIGNMENT AND ASSUMPTION

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrowers, any Subsidiaries or Affiliates of the Borrowers or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by Borrowers, any Subsidiaries or Affiliates of the Borrowers or any other Person of any of their respective obligations under any Loan Document.

1.2 Assignee. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under Section 12.06 (b)(iii), (v) and (vi) of the Credit Agreement (subject to such consents, if any, as may be required under Section 12.06(b)(iii) of the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 7.10 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

Exhibit C-6

2.   Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to, but excluding the Effective Date, and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3.   General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

Exhibit C-7

EXHIBIT D

FORM OF FACILITY EXTENSION REQUEST

JPMorgan Chase Bank, N.A.
as Administrative Agent
383 Madison Avenue, 24th Floor
New York, NY 10179
Attention: Marc Costantino
Tel: (212) 622-8167
Email: marc.costantino@jpmorgan.com

[_____ __], 2016

Ladies and Gentlemen:

This Facility Extension Request (the "Request") is executed and delivered by FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively "Borrowers" and each a "Borrower"), to JPMorgan Chase Bank, N.A. ("Administrative Agent"), pursuant that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as it may be amended, modified, supplemented, restated or amended and restated from time to time, the "Agreement") entered into by and among Borrowers, Administrative Agent and the Lenders from time to time party thereto. Capitalized terms not defined herein shall have the meanings assigned to such terms in the Agreement.

Borrowers hereby notify you that they elect to extend the Maturity Date to [_____], 201_ (the "Extension").

In connection with the Extension elected hereby, each Borrower hereby represents, warrants, and certifies to Administrative Agent that:

a) This Request is being delivered not less than thirty (30) but no more than ninety (90) days, prior to the Stated Maturity Date;

b) No Default or Event of Default exists and is continuing either as of the Extension Effective Date or after giving effect to any extension of the Stated Maturity Date, on such date;

c) All representations and warranties of the Borrowers set forth in the Agreement are true and correct in all material respects as of the date hereof, except to the extent such representations and warranties were made as of a specified date, in which case such representation and warranty was true and correct as of such specified date; and

Exhibit D-1

d)   Prior to the effectiveness of the Extension requested hereby, the Borrowers shall (i) pay the facility extension fee required pursuant to Section 2.17(g) of the Agreement and any other reasonable fees and expenses required by Section 2.17(h) of the Agreement, (ii) deliver the Officer's Certificate required by Section 2.17(b) of the Agreement, and (iii) comply with any requirements of Sections 2.17(c) through 2.17 (e), and 2.17(i) of the Agreement with respect to the Loan to Value Ratios for the Collateral Properties, Debt Service Coverage Ratios, Net Operating Income, and Title Policy endorsements, respectively.

In the event that between the date hereof and the Extension Effective Date, a Default or Event of Default should occur or any event should occur which would cause or result in Borrowers to otherwise fail to meet the requirements of Section 2.17 of the Agreement, Borrower shall promptly notify Administrative Agent. Absent such notice, this Request shall be a representation that no such event shall have occurred during such time and that all conditions set forth in Section 2.17 of the Agreement shall have been satisfied as of the Extension Effective Date.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGES FOLLOW]

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

Exhibit D-3

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____
        Name: _____
        Title: _____

Exhibit D-4

Accepted and Approved:

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

By: _____

       Name: _____

       Title: _____

EXHIBIT E-1

FORM OF ANNUAL RESPONSIBLE OFFICER'S CERTIFICATE

_____ __, 201_

JPMorgan Chase Bank, N.A., as Administrative
Agent for the Lenders party to the Credit
Agreement referred to below
Loan and Agency Services Group
Attention: [Lydia Gomez]
1111 Fannin Street, Floor 12
Houston, TX 77002
Tel: 1 877 293 0955
covenant.compliance@jpmchase.com

Ladies and Gentlemen:

Pursuant to Section 7.10(b) of that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement;" the terms defined therein being used herein as therein defined), among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively as "Borrowers" and each a "Borrower"), the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as Administrative Agent, Swingline Lender and Issuing Bank, each of the undersigned, each a Responsible Officer of each Borrower, hereby certifies that:

1. Each of the undersigned has reviewed the terms of the Loan Documents, and has made, or caused to be made under his or her supervision, a review in reasonable detail of the transactions and financial condition of the Borrowers during the accounting period covered by the financial statements identified below.

2. No Default or Event of Default has occurred as of the date hereof.[1]

3. The financial statements, operating statements, reports and copies of certain instruments and documents attached hereto as Exhibit A, namely,

   A. Borrowers' annual profit and loss statement, dated December 31, 201_

   B. Borrowers' annual balance sheet, dated December 31, 201_

---

[1] If a Default or Event of Default exists or existed, specify (i) the nature and period of such Default or Event of Default and (ii) the action taken, being taken or proposed to be taken with respect thereto.

C. Collateral Property operating statements[2], dated December 31, 201_

delivered pursuant to Section 7.10(b) of the Credit Agreement, are true, correct and complete copies thereof, and fairly present the financial condition and operations of the Borrowers and the Collateral Properties on a consolidated basis in accordance with GAAP consistently applied.[3]

 4. Attached hereto as <u>Schedule 1</u> are:

  (a) calculations, set forth in reasonable detail, of the Debt Service Coverage Ratio,

  (b) a comparison of the income and expenses contained in the prior Fiscal Year's Approved Annual Budget and the actual income and expenses for the prior Fiscal Year, and

  (c) an annual occupancy report for such year, including the average daily room rate for such year,

  all as required by Section 7.10(b) of the Credit Agreement.

---

[2] Also containing an operating statement of the Collateral Properties taken as whole.

[3] State whether any change in GAAP or in the application thereof has occurred since the date of the last audited financial statements delivered pursuant to Section 7.10 of the Credit Agreement and, if any such change has occurred, specify the effect of such change on the financial statements attached hereto.

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____

       Name: _____

       Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____

       Name: _____

       Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____

       Name: _____

       Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____

       Name: _____

       Title: _____

Exhibit E-1-3

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

Exhibit A

[financial statements, operating statements and other related document attachments]

Schedule 1

[calculations, income and expense comparison and annual occupancy report]

EXHIBIT E-2

FORM OF QUARTERLY RESPONSIBLE OFFICER'S CERTIFICATE

_____ __, 201_

JPMorgan Chase Bank, N.A., as Administrative
Agent for the Lenders party to the Credit
Agreement referred to below
Loan and Agency Services Group
Attention: [Lydia Gomez]
1111 Fannin Street, Floor 12
Houston, TX 77002
Tel: 1 877 293 0955
covenant.compliance@jpmchase.com

Ladies and Gentlemen:

Pursuant to Section 7.10(c) of that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement;" the terms defined therein being used herein as therein defined), among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively as "Borrowers" and each a "Borrower"), the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as Administrative Agent, Swingline Lender and Issuing Bank, each of the undersigned, each a Responsible Officer of each Borrower, hereby certifies that:

1.   Each of the undersigned has reviewed the terms of the Loan Documents, and has made, or caused to be made under his or her supervision, a review in reasonable detail of the transactions and financial condition of the Borrowers during the accounting period covered by the financial statements identified below.

2.   No Default or Event of Default has occurred as of the date hereof.[1]

3.   The financial statements, operating statements, reports and copies of certain instruments and documents attached hereto as Exhibit A, namely,

A.   Quarterly Collateral Property operating statements,[2] dated _____, 201_

B.   Year-to-date Collateral Property operating statements, dated _____, 201_

---

[1] If a Default or Event of Default exists or existed, specify (i) the nature and period of such Default or Event of Default and (ii) the action taken, being taken or proposed to be taken with respect thereto.

[2] Also containing a quarterly operating statement of the Collateral Properties taken as whole

delivered pursuant to Section 7.10(c) of the Credit Agreement, are true, correct, accurate and complete copies thereof, and fairly present the financial condition and operations of the Borrowers and the Collateral Properties on a consolidated basis in accordance with GAAP consistently applied.[3]

4. Attached hereto as <u>Schedule 1</u> are:

(a) a report of occupancy for the subject quarter including an average daily rate, and any and all franchise inspection reports received by any Borrower during the subject quarter,

(b) a detailed explanation of any variances which are both (I) ten percent (10%) or more and (II) in excess of $50,000 between budgeted and actual amounts for any Collateral Property,

(c) calculations, set forth in reasonable detail, of the Debt Service Coverage Ratio, and

(d) a Smith Travel Research STAR Report or similar market benchmarking service for each Collateral Property,

all as required by Section 7.10(c) of the Credit Agreement.

---

[3] State whether any change in GAAP or in the application thereof has occurred since the date of the last audited financial statements delivered pursuant to Section 7.10 of the Credit Agreement and, if any such change has occurred, specify the effect of such change on the financial statements attached hereto.

IN WITNESS WHEREOF, the undersigned Responsible Officer has executed this Certificate as of the date first set forth herein.

Borrowers :

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____
      Name: _____
      Title: _____

Exhibit A

[financial statements, operating statements and other related document attachments]

Schedule 1

[calculations, income and expense comparison, quarterly occupancy report and STAR Report]

EXHIBIT E-3

FORM OF [EXTENSION] [COLLATERAL RELEASE]
RESPONSIBLE OFFICER'S CERTIFICATE

_____ __, 201_

JPMorgan Chase Bank, N.A., as Administrative
Agent for the Lenders party to the Credit
Agreement referred to below
Loan and Agency Services Group
Attention: [Lydia Gomez]
1111 Fannin Street, Floor 12
Houston, TX 77002
Tel: 1 877 293 0955
covenant.compliance@jpmchase.com

Ladies and Gentlemen:

Pursuant to Sections [2.17(b) and 2.17(c)][2.18(g)(iii)] of that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement;" the terms defined therein being used herein as therein defined), among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively as "Borrowers" and each a "Borrower"), the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as Administrative Agent, Swingline Lender and Issuing Bank, each of the undersigned, each a Responsible Officer of each Borrower, hereby certifies that:

1.   All representations and warranties of Borrowers set forth in the Credit Agreement are true and correct in all material respects as of the date hereof, except to the extent such representations and warranties were made as of a specified date, in which case such representation and warranty shall have been true and correct as of such specified date.

2.   No Default or Event of Default has occurred and is continuing, as of the date hereof and no Default or Event of Default would exist after giving effect to the release of such Collateral Property.[1]

3.   Attached hereto as Schedule 1 are true, correct and complete calculations, which calculations demonstrate the Borrowers' compliance with the covenants and financial ratios as

---

[1] If a Default or Event of Default exists or existed, specify (i) the nature and period of such Default or Event of Default and (ii) the action taken, being taken or proposed to be taken with respect thereto.

required by [Section 2.17(c) through (f) of the Credit Agreement as of the Extension Effective Date] [Section 2.18(d), (e) and (g) of the Credit Agreement after giving effect to such release].

[4.   The release of Lien of the applicable Collateral Property and all other documentation delivered by Borrowers to Administrative Agent in connection with such release is in compliance with all applicable Legal Requirements.

5.   The release will not impair or otherwise adversely affect the Liens, security interests and other rights of the Administrative Agent and Lenders under the Loan Documents not being released (or as to the parties to the Loan Documents and Collateral Properties subject to the Loan Documents not being released).][2]

---

[2] Paragraphs 4 and 5 shall be included when Officer's Certificate is being delivered in connection with a Collateral Property Release.

IN WITNESS WHEREOF, the undersigned Responsible Officer has executed this Certificate as of the date first set forth herein.

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____
        Name: _____
        Title: _____

Schedule 1

[calculations]

EXHIBIT G

FORM OF ACCOUNTS NOTICE

Tenant Notice Letter

_____, 201_

[Addressee]

Re: Payment Direction Letter for [INSERT ADDRESS OF PROPERTY](the "Property")

Dear [_____]:

_____, a _____ ("Borrower"), the [owner]/[ground lessee]/ [operating lessee] of the Property, has mortgaged the Property to JPMorgan Chase Bank, N.A., a national banking association as Administrative Agent (together with its successors and assigns, "Administrative Agent") for certain lenders pursuant to that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012, by and among Borrower, certain other borrowers and Administrative Agent for such lenders, and has agreed that all rents due for the Property will be paid directly to a bank selected by Borrower and approved by Administrative Agent. Therefore, from and after the date hereof, all rent to be paid by you under the Lease between Borrower and you (the "Lease") should be sent directly to the following address:

> JPMorgan Chase Bank, N.A,
> Loan and Agency Services Group
> 1111 Fannin, 8th Floor
> Houston, TX 77002
> Attention: [_____]
>
> or by wire transfer to:
>
> Bank: JPMorgan Chase Bank, N.A.
> ABA No.: [_____]
> Account No.: [_____]
> Account Name: [_____]

All checks should be made out to "_____".

These payment instructions cannot be withdrawn or modified without the prior written consent of Administrative Agent or pursuant to a joint written instruction from Borrower and Administrative Agent. Until you receive written instructions from Lender or Administrative Agent, continue to send all rent payments due under the Lease to the address set forth above. All rent payments must be delivered to the address set forth above no later than the day on which such amounts are due under the Lease. If you have any questions concerning this letter, please contact Borrower at the address listed above. We appreciate your cooperation in this matter.

[INSERT NAME OF APPLICABLE BORROWER]

By: _____

      Name:

      Title:

Exhibit 10.1

EXECUTION COPY

AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT

Dated as of December 18, 2012

among

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.,

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
DJONT/JPM BOCA RATON LEASING, L.L.C., and

MIAMI AP HOTEL L.L.C.
each as a Borrower,

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

and
The Other Lenders Party Hereto

and

BANK OF AMERICA, N.A.,
as Syndication Agent

and

J.P. MORGAN SECURITIES, LLC
and
Merrill Lynch, Pierce, Fenner & Smith Incorporated
as Joint Lead Arrangers and Co-Bookrunners

TABLE OF CONTENTS

SCHEDULES

EXHIBITS

AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT

This AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT ("on Agreement") is entered into as of December 18, 2012, among FELCOR/JPM HOSPITALITY (SPE), L.L.C., a Delaware limited liability company ("Hospitality Owner"), FELCOR/JPM BOCA RATON HOTEL, L.L.C., a Delaware limited liability company ("Dana Point Owner"), MIAMI AP HOTEL L.L.C., a Delaware limited liability company ("Miami Owner", and with Hospitality Owner and Dana Point Owner, the "Owners"), DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C., a Delaware limited liability company ("Hospitality Operating Lessee") and DJONT/JPM BOCA RATON LEASING, L.L.C., a Delaware limited liability company ("Dana Point Operating Lessee" and with Hospitality Operating Lessee, the "Lessees"; Owners and Lessees to be referred to collectively as "Borrowers" and each a "Borrower", each Lender (as defined below) and JPMORGAN CHASE BANK, N.A. ("JPMC"), as Administrative Agent, Swingline Lender and Issuing Bank.

PRELIMINARY STATEMENTS:

WHEREAS, each Borrower is a special purpose entity owned directly or indirectly by FelCor Lodging Limited Partnership ("FelCor Op") to make and administer various investments in the Collateral Properties (as defined below);

WHEREAS, Hospitality Owner, Hospitality Operating Lessee, Dana Point Owner, and Dana Point Operating Lessee (collectively, the "Original Borrowers"), JPMC, as Administrative Agent, certain of the Lenders (the "Original Lenders") and certain other parties thereto entered into a Revolving Credit Agreement, dated as of March 4, 2011, which was amended by Amendment No. 1 thereto, dated as of May 29, 2012, by and among the Original Borrowers, Administrative Agent, the Original Lenders and certain other parties thereto, which was further amended by Amendment No. 2 dated as of December 11, 2012 (the "Second Amendment"), by and among Miami Owner, the Original Borrowers, Administrative Agent on behalf of the Lenders, and certain other parties thereto (such agreement as so amended, the "Original Credit Agreement"), and the Original Lenders have, upon the terms and subject to the conditions contained therein, made loans and otherwise extended credit to Borrowers;

WHEREAS, Borrowers have requested that the Original Lenders continue to provide a revolving credit facility to provide for Borrowers' working capital and other lawful corporate purposes (including payment of dividends constituting Restricted Payments permitted hereunder), and the Original Lenders signatory below have indicated their willingness to continue to lend to Borrowers, on a joint and several basis, on the terms and subject to the conditions set forth herein in their capacity as the "Lenders" hereunder.

WHEREAS, in connection with the Second Amendment, two properties (the Santa Barbara Property and the Myrtle Beach Property (each as defined in the Original Credit Agreement)), were released from the Collateral Property pursuant to a Stepped Substitution (as defined below), and the parties hereto acknowledge and agree that (a) Borrowers shall have until December 6, 2013

to cause one of the Identified Substitute Properties (or any other Proposed Substitute Property) to become a Substitute Property therefor; and (b) Available Aggregate Commitments equal $197,460,000.00 as of December 11, 2012, after giving effect to the Second Amendment;

NOW THEREFORE, In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree to amend and restate the Original Credit Agreement in its entirety as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01.   Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"ABR", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

"Acceptable Appraisal" means a written appraisal (i) prepared by a qualified professional independent MAI appraiser acceptable to Administrative Agent, (ii) meeting Administrative Agent's customary independent appraisal requirements and otherwise acceptable to Administrative Agent as to form, assumptions, substance and appraisal date, (iii) prepared in compliance with FIRREA and (iv) prepared within the six month period prior to the Restatement Date or in connection with the Extension or any Substitution, or from time to time pursuant to Section 7.08(c) or at Borrowers' option.

"Account Collateral" means: (a) the Accounts, and all cash, checks, drafts, certificates and instruments, if any, from time to time deposited or held in the Accounts from time to time; (b) any and all amounts invested in Permitted Investments; (c) all interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise payable in respect of, or in exchange for, any or all of the foregoing; and (d) to the extent not covered by clauses (a) - (c) above, all "proceeds" (as defined under the UCC) of any or all of the foregoing.

"Accounts" means the Property Account, the Lockbox Account and any Reserve Accounts.

"Accounts Receivable" has the meaning specified in Article 1 of the Mortgage with respect to each Collateral Property.

"Act" has the meaning specified in Section 6.34.

"Adjusted LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

"Administrative Agent" means JPMC in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

"Administrative Agent's Office" means Administrative Agent's address and, as appropriate, account as set forth on Schedule 12.02, or such other address or account as Administrative Agent may from time to time notify to Borrowers and the Lenders.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by Administrative Agent.

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Affiliate Ground Leases" means the Philadelphia Ground Lease and any other ground lease with an Affiliate relating to any Substitute Property.

"Affiliate Ground Lessor" means the Philadelphia Ground Lease and any other ground lease with an Affiliate relating to any Substitute Property.

"Affiliated Manager" means any property manager which is an Affiliate of any Borrower, its Principal or Guarantor, or in which any Borrower, its Principal or Guarantor has, directly or indirectly, any legal, beneficial or economic Equity Interest.

"Agent Parties" has the meaning specified in Section 12.02(c).

"Aggregate Commitments" means the aggregate Commitments of all Lenders.

"Agreement" has the meaning specified in the introductory paragraph.

"Aimbridge Hospitality" means Aimbridge Hospitality, L.P., a Texas limited partnership.

"Allocated Loan Amount" means for a Collateral Property as of any date of determination: (i) from the Restatement Date through the date of receipt by Administrative Agent of new Acceptable Appraisals for each of the Collateral Properties, the amount for each Collateral Property set forth in Schedule X (as the same may be amended from time to time by Administrative Agent in accordance with Section 2.21(d)), and (ii) from and after the date of receipt by Administrative Agent of new Acceptable Appraisals for each of the Collateral Properties:

        (a)   the ratio of (i) the Appraised Value of the applicable Collateral Property to (ii) the aggregate Appraised Value of all Collateral Properties, expressed as a percentage; multiplied by

        (b)   an amount equal to the Aggregate Commitments;

provided that, if a Substitution has been commenced, but not yet completed pursuant to Section 2.21(e), "Allocated Loan Amount" shall mean:

(x)   the ratio of (i) the Appraised Value of such Collateral Property to (ii) the aggregate Appraised Value of all Collateral Properties (excluding any Released Properties, but including any Substitute Properties for which the Substitution Date has occurred), expressed as a percentage; multiplied by

(y)   an amount equal to the Available Aggregate Commitments.

"Alternate Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%, provided that, for the avoidance of doubt, the Adjusted LIBO Rate for any day shall be based on the rate appearing on Page LIBOR 01 of the Reuters screen (or on any successor or substitute page of such page) at approximately 11:00 a.m. London time on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, respectively.

"ALTA" means the American Land Title Association, or any successor thereto.

"Annual Budget" means an operating budget for each Collateral Property prepared by the appropriate Manager and approved by the applicable Borrower, including all planned Capital Expenditures and FF&E budgeted information for each Collateral Property, prepared by the applicable Borrower for the applicable fiscal year or other period.

"Applicable Margin" means, for any day, with respect to any ABR Loans, 2.375% per annum or with respect to any Eurodollar Loan, 3.375% per annum, as the case may be.

"Applicable Percentage" means, with respect to any Lender, the percentage of the Aggregate Commitments represented by such Lender's Commitment (carried out to the ninth decimal place); provided that in the case of Section 4.08(b) when a Defaulting Lender shall exist, "Applicable Percentage" shall mean the percentage of the Aggregate Commitments (disregarding any Defaulting Lender's Commitment) represented by such Lender's Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments and to any Lender's status as a Defaulting Lender at the time of determination.

"Appraisal Triggered Release" has the meaning specified in Section 2.18(a).

"Appraised Value" means the "as is" market value for a Collateral Property set forth in the most recent Acceptable Appraisal.

"Approved Annual Budget" has the meaning specified in Section 7.10(e).

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Arrangers" means J.P. Morgan Securities, LLC. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their capacity as Joint Lead Arrangers and Co-Bookrunners.

"Assignee Group" means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

"Assigned Interest" has the meaning assigned to it in Section 12.28(ii).

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 12.06(b)), and accepted by Administrative Agent, in substantially the form of Exhibit C or any other form approved by Administrative Agent.

"Assignment of Leases and Rents" means with respect to each Collateral Property that certain first priority Assignment of Leases and Rents, dated as of March 4, 2011 (with respect to each Original Borrower) and December 11, 2012 (with respect to the Miami Owner), from the relevant Borrower, as assignor to Administrative Agent, as assignee, assigning to Administrative Agent on behalf of the Lenders and Issuing Bank all of such Borrower's interest in and to the Leases and Rents of such Collateral Property as security for the Obligations.

"Attributable Indebtedness" means, on any date, (a) in respect of any Capitalized Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease or other agreement or instrument were accounted for as a Capitalized Lease and (c) all Synthetic Debt of such Person.

"Available Aggregate Commitments" means (x) the amount of the then current Aggregate Commitments minus (y) an amount equal to (1) the Release Price for any Released Property and (2) any additional amounts by which the Aggregate Commitments shall have been reduced in accordance with Section 2.18(k) in connection with such Released Property, plus (z) an amount equal to the Allocated Loan Amount of any Substitute Properties (for which Substitution has occurred).

"Availability Period" means the period from and including the Restatement Date to but excluding the earlier of the Maturity Date and the date of termination of the Commitments.

"Award" means any compensation paid by any Governmental Authority in connection with a Condemnation in respect of all or any part of any Collateral Property.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. sections 101 et seq.

"Bankruptcy Event" means, with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

"Base Management Fee" means the base management fee to be paid under the applicable Management Agreement, which shall not include any incentive or similar performance based fees pursuant to such agreement.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" and "Borrowers" have the meanings specified in the introductory paragraph hereto, and any entity that becomes a Borrower pursuant to Section 2.21(f).

"Borrower Materials" means information and materials made available by Administrative Agent to the Lenders which were provided by or on behalf of Borrowers.

"Borrower Representative" means Hospitality Owner, in its capacity as agent and as representative for all Borrowers.

"Borrowing" means (a) Revolving Loans of the same Type, made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect and (b) any Swingline Loan.

"Borrowing Request" means a request by Borrowers for a Revolving Borrowing in accordance with Section 2.03, in the form of Exhibit A.

"Business Day" shall mean any day that is not a Saturday, Sunday or any other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that, when used in connection with a Eurodollar Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

"Business Party" has the meaning specified in Section 6.34(x).

"Capital Expenditures" means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations).

"Capital Expenditures Reserve Account" has the meaning specified in Section 3.01 (c)(iii).

"Capitalized Leases" means all leases that have been or should be, in accordance with GAAP, recorded as capitalized leases.

"cash" means coin or currency of the United States of America or immediately available federal funds, including such funds delivered by wire transfer.

"Casualty" has the meaning specified in Section 9.02.

"Casualty Consultant" has the meaning specified in Section 9.04(e).

"Casualty Retainage" has the meaning specified in Section 9.04(f).

"Certification Date" is defined in Section 2.21(c)(i).

"Certification of Non-Foreign Status" means an affidavit, signed under penalty of perjury by an authorized officer of each Borrower, stating (a) that such Borrower is not a "foreign corporation," "foreign partnership," "foreign trust," or "foreign estate," as those terms are defined in the Code and the regulations promulgated thereunder, (b) such Borrower's U.S. employer identification number, and (c) the address of such Borrower's principal place of business. Such affidavit shall be consistent with the requirements of the regulations promulgated under Section 1445 of the Code, and shall otherwise be in form and substance acceptable to Administrative Agent.

"Change of Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof), of Equity Interests representing more than 49.99% of the then-exercisable aggregate ordinary voting power represented by the issued and outstanding Equity Interests of FelCor Trust; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the FelCor Trust by Persons who were neither (i) nominated by the board of directors of FelCor Trust nor (ii) appointed by directors so nominated; or (c) the acquisition of direct or indirect Control of FelCor Trust by any Person or group.

"Change in Law" means the occurrence after the date of this Agreement (or, with respect to any Lender, such later date on which such Lender becomes a party to this Agreement) of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority made or issued after the date of this Agreement; provided however that, notwithstanding anything herein to the

contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by Administrative Agent for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.

"Charleston Property" means the property located at 115 Meeting Street, Charleston, SC 29401 and commonly known as Holiday Inn Charleston-Mills House, from and after the date that such property becomes a Substitute Property.

"Charlotte Management Agreement" means the Management Agreement dated as of July 12, 2002, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and DT Management, Inc., as "Manager," with respect to the Charlotte Property.

"Charlotte Operating Lease" means the Operating Lease dated as of July 12, 2002, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Charlotte Property.

"Charlotte Property" means the property located at 6300 Morrison Blvd., Charlotte, North Carolina 28211 and commonly known as Doubletree Charlotte, North Carolina.

"Class," when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowings, are Revolving Loans or Swingline Loans.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" means (a) all of the "Collateral," "Personal Property" and "Property" referred to in the Mortgages, (b) all Account Collateral, and (c) all of the other property that is or is intended under the terms of the Loan Documents, including the Pledge Agreements, in each case to be subject to Liens in favor of Administrative Agent for the benefit of the Secured Parties and, for the avoidance of doubt, includes any Substitute Property.

"Collateral Document" means, collectively each Mortgage, the Operating Lease Subordination Agreements, each Pledge Agreement, each Assignment of Leases and Rents each Lockbox Account Agreement and all financing statements, instruments, documents or filings necessary to establish or maintain Liens in favor of the Secured Parties.

"Collateral Property" means, each hotel project listed on Schedule 6.15 together with all "Property" defined in the Mortgages with respect to such project, and any Substitute Property added pursuant to Section 2.21.

"Commitment" means, with respect to each Lender, the commitment of such Lender to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender's Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time

pursuant to Section 2.08, (b) increased from time to time pursuant to Section 2.20, or (c) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 12.06. The initial amount of each Lender's Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable. The initial aggregate amount of the Lenders' Commitments is $225,000,000; provided that the amount of the Lenders' Available Aggregate Commitments as of the Restatement Date equal $197,460,000.00.

"Condemnation" means a temporary or permanent taking by any Governmental Authority as the result or in lieu or in anticipation of the exercise of the right of condemnation or eminent domain, of all or any part of any Collateral Property, or any interest therein or right accruing thereto, including any right of access thereto or any change of grade affecting such Collateral Property or any part thereof.

"Condemnation Proceeds" has the meaning specified in Section 9.04(b).

"Constituent Member" has the meaning specified in Section 12.09.

"Consumer Price Index" means the Consumer Price Index for all Urban Consumers, U.S. City Average, published by the United States Bureau of Labor Statistics.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Controlled Affiliate" has the meaning assigned to it in Section 6.44.

"Credit Party" means Administrative Agent, Issuing Bank, Swingline Lender or any other Lender.

"Dana Point Borrowers" means Dana Point Owner and Dana Point Operating Lessee.

"Dana Point Management Agreement" means the Management Agreement dated as of July 1, 2006, as amended and assigned, by and between Dana Point Operating Lessee, as "Owner," and Doubletree Management LLC, as "Manager," with respect to the Dana Point Property.

"Dana Point Operating Lease" means the Lease Agreement dated as of February 20, 1997, as amended and assigned, by and between Dana Point Owner and Dana Point Operating Lessee for the Dana Point Property.

"Dana Point Operating Lessee" has the meaning specified in the introductory paragraph.

"Dana Point Owner" has the meaning specified in the introductory paragraph.

"Dana Point Property" means the property located at 34402 Pacific Coast Highway, Dana Point, California 92629 and commonly known as Doubletree Guest Suites Doheny Beach-Dana Point.

"Debt Service" means, for any period, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, in each case, of or by Borrowers, for such period plus (b) any and all scheduled repayments of principal during such period in respect of Indebtedness that becomes due and payable or that are to become (or deemed to become) due and payable during such period pursuant to any agreement or instrument to which a Borrower is a party relating to (i) the borrowing of money or the obtaining of credit, including the issuance of notes or bonds, and (ii) the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business). Demand obligations shall be deemed to be due and payable during any fiscal period during which such obligations are outstanding.

"Debt Service Coverage Ratio" means, as of the last day of any fiscal quarter, the ratio in which:

(a)   the numerator is EBITDA for the four (4) fiscal quarters ending on such last day minus Capital Expenditure reserves equal to four percent (4.0%) of Gross Income from Operations for such period; and

(b)   the denominator is the aggregate amount of principal and interest payments on the Loans calculated for such period using the Outstanding Amount at the time of such calculation, assuming (x) a thirty (30) year amortization schedule, and (y) an interest rate per annum equal to (i) in every context except the Extension, the greater of (A) seven percent (7.0%) and (B) the actual interest rate on the Loans at such time (if Loans of more than one Type and/or of multiple Adjusted LIBO Rates are then in effect, the effective blended rate on the aggregate of such Loans) at the time of such calculation (the "Current Interest Rate"), and (ii) solely in the context of the Extension, the greatest of (A) seven percent (7.0%), (B) the rate for seven (7) year Treasury securities plus three and one-half percent (3.5%), and (C) the Current Interest Rate.

For avoidance of doubt:

(x) the "pro forma" calculation of Debt Service Coverage Ratio as of September 30, 2012, shall compare principal and interest payments on the Loans calculated as of such date (as if the Aggregate Commitments as of the Restatement Date were then already advanced) to the actual EBITDA of the Collateral Properties for the four (4) fiscal quarters ending on September 30, 2012, and

(y) the "pro forma" calculation of Debt Service Coverage Ratio made in connection with any Substitution or during the period of any Stepped Substitution, shall use amounts for (1) clause (a) based on current calculations of the sum of (A) EBITDA and

Capital Expenditure reserves equal to four percent (4%) of Gross Income from Operations for the previous four (4) fiscal quarters ending on the most recently ended quarter of the Collateral Properties (excluding the Released Property), plus (B) in the case of any calculation as of a Substitution Date, the EBITDA and Capital Expenditure reserves equal to four percent (4%) of Gross Income from Operations for such period for the Substitute Property, and (2) clause (b) based on the aggregate amount of principal and interest payments on the Loans calculated as of such date (as if all Available Aggregate Commitments as of such date were then already advanced at the time of such calculation), with the interest rate assumptions set forth above in clauses (b)(y)(i) (if such Substitution takes place prior to the Extension) and (ii) (if such Substitution takes place on or after the Extension). Any "pro forma" calculation of EBITDA made in connection with any Substitution or during the period of any Stepped Substitution shall be determined based on the EBITDA of the then current Collateral Properties (and shall exclude any Released Property). EBITDA for any Proposed Substitute Property, shall be calculated, as if the applicable Borrower had owned such Proposed Substitute Property during the applicable period.

"Debtor Relief Laws" means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means an interest rate equal to (a) for ABR Loans, the Alternate Base Rate plus the Applicable Margin applicable to ABR Loans plus two percent (2.0%); and (b) for Eurodollar Loans, the Adjusted LIBO Rate plus the Applicable Margin applicable to Eurodollar Loans plus two percent (2.0%). Without duplication of the foregoing, with respect to the interest rate for overdue interest, fees and other amounts, "Default Rate" means the Alternate Base Rate plus the Applicable Margin applicable to ABR Loans plus two percent (2.0%).

"Defaulting Lender" means any Lender (as reasonably determined by Administrative Agent) that (a) has failed, within three Business Days of the date required to be funded or paid, to (i) fund any portion of its Revolving Loans, (ii) fund any portion of its participations in Letters of Credit or Swingline Loans or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder (other than a de minimus amount), unless, in the case of clause (i) above, such Lender notifies Administrative Agent in writing that such failure is the result of such Lender's good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified Borrowers or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender's good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Credit Party, acting in

good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Revolving Loans and participations in then outstanding Letters of Credit or Swingline Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party's receipt of such certification in form and substance satisfactory to it and Administrative Agent, or (d) has become the subject of a Bankruptcy Event.

"Disposition" or "Dispose" means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"Dollar" and "$" mean lawful money of the United States.

"EBITDA" means, at any date of determination, for any period an amount equal to (a) the aggregate net income (or loss) of Borrowers for such period, plus (b) the following to the extent deducted in calculating such net income (loss): (i) Debt Service; (ii) the provision for Federal, state, local and foreign income taxes payable; (iii) depreciation and amortization expense; and (iv) other non-recurring expenses reducing such net income (loss) which do not represent a cash item in such period or any future period (in each case of or by Borrowers for such period), and (v) amortization of intangibles for such period, all extraordinary nonrecurring items of expense, such as employee severance expenses and hurricane losses (net of insurance proceeds), non-cash impairment charges, non-cash write-offs of deferred financing costs (provided, however, that in the case of clause (iv) and clause (v) above, Borrowers will use the same amounts for "non-recurring expenses" as Borrowers' Affiliates have included in public disclosure as a reconciling item to "Adjusted EBITDA", allocated to the Collateral Properties to the extent applicable to the Collateral Properties), and costs, premiums and penalties arising by contract in connection with the prepayment of indebtedness, minus (c) the following to the extent included in calculating such net income (loss): (i) Federal, state, local and foreign income tax credits, and (ii) all non-recurring non-cash items increasing net income (loss) (in each case of or by Borrowers for such period), if and to the extent that such amounts of "non-recurring non-cash items" have been included by Borrowers' Affiliates in public disclosures as a reconciling item to "Adjusted EBITDA", provided that the calculation of EBITDA for Miami Owner for the fiscal quarters ending on or prior to December 31, 2012 shall include the actual EBITDA of the Miami Property, taken individually, and the calculation of EBITDA from the fiscal quarters ending after December 31, 2012 shall include the EBITDA of Miami Owner.

"Eligible Account" shall mean a separate and identifiable account from all other funds held by the holding institution that is either (a) an account or accounts maintained with a federal or State-chartered depository institution or trust company which complies with the definition of Eligible Institution or (b) a segregated trust account or accounts maintained with a federal or State chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a State chartered depository institution or trust company, is subject to regulations substantially similar to 12 C.F.R.§9.10(b), having in either case a combined capital and surplus of at least

$50,000,000 and subject to supervision or examination by federal and State authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

"Eligible Assignee" means any Person that meets the requirements to be an assignee under Section 12.06(b)(i), (iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 12.06(b)(iii)).

"Eligible Institution" shall mean a depository institution or trust company, insured by the Federal Deposit Insurance Corporation, (a) the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by S&P, P-1 by Moody's and F-1 by Fitch in the case of accounts in which funds are held for thirty (30) days or less, or (b) the long term unsecured debt obligations of which are rated at least A- by Fitch and S&P and A3 by Moody's in the case of accounts in which funds are held for more than thirty (30) days.

"Embargoed Person" has the meaning assigned to it in Section 6.45.

"Emergency Repairs" has the meaning specified in Section 9.04(b).

"Environmental Indemnity" means that certain amended and restated environmental indemnity agreement executed by Guarantor and each Borrower in favor of the Secured Parties in form and substance acceptable to Administrative Agent.

"Environmental Laws" means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of a Borrower directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Environmental Lien" has the meaning specified in Section 7.18(a).

"Environmental Report" has the meaning specified in Section 5.01(a)(xiii).

"Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests),

and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

"Equity Owner" has the meaning specified in Section 6.34(x).

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with a Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"Eurodollar", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

"Event of Default" has the meaning specified in Section 10.01.

"Excluded Taxes" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. Federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by Borrowers under Section 4.08 (b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender acquired the applicable interest in a Loan or Commitment or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient's failure to comply with Section 2.17(f) and (d) any U.S. Federal withholding Taxes imposed under FATCA.

"Executive Order" has the meaning assigned to it in Section 6.45.

"Exiting Lender" has the meaning assigned to it in Section 12.28(ii).

"Extension" means the extension of the Stated Maturity Date pursuant to Section 2.17.

"Extension Effective Date" has the meaning specified in Section 2.17.

"Extension Period" means the period from the Extension Effective Date through the Stated Maturity Date as extended pursuant to Section 2.17.

"Facility" means at any time, the aggregate amount of Commitments at such time or the aggregate principal amount of the Loans of all Lenders outstanding at such time, as applicable.

"Facility Extension Request" means a request for extension of the Maturity Date in the form of Exhibit D.

"FATCA" means Section 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code.

"Federal Funds Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by Administrative Agent from three Federal funds brokers of recognized standing selected by it.

"Fee Letter" means the letter agreement, dated December 4, 2012, among the Original Borrowers and Administrative Agent.

"FelCor Op" has the meaning assigned in the preliminary statements.

"FelCor TRS" means FelCor TRS Holdings, L.L.C., a Delaware limited liability company.

"FelCor Trust" means FelCor Lodging Trust Incorporated.

"FF&E" means all furniture, furnishings, fixtures and equipment required for the operation of the Collateral Properties, including, without limitation, lobby furniture, carpeting, draperies, paintings, bedspreads, television sets, office furniture and equipment such as safes, cash registers, and accounting, duplicating and communication equipment, telephone systems, back and front of the house computerized systems, guest room furniture, specialized hotel equipment such as equipment required for the operation of kitchens, laundries, the front desk, dry cleaning facilities, bar and cocktail lounges, restaurants, recreational facilities as they may exist from time to time, and decorative lighting, material handling equipment and cleaning and engineering equipment and all other fixtures, equipment, apparatus and personal property needed for such purposes; but excluding, (a) Collateral Property building equipment and systems (including, but not limited to, the heating, ventilating and air conditioning system, elevators, electrical distribution system, life safety systems and plumbing), (b) other fixtures attached to and forming part of the Improvements (including, but not limited to, lighting fixtures and bars) installed during construction of the Collateral Properties (but replacements thereof shall be included) and (c) Operating Equipment and Supplies.

"FF&E Expenditures" means amounts expended for the purchase, replacement and/or the installation of FF&E at a Collateral Property or any Capital Expenditures at a Collateral Property.

"FIRREA" means the Financial Institutions Recovery, Reform and Enforcement Act of 1989, as amended from time to time.

"Fiscal Year" means each twelve (12) month period commencing on January 1 and ending on December 31, during the term of the Loan.

"Fitch" means Fitch, Inc.

"Flood Insurance Acts" has the meaning specified in Section 9.01(a)(vii).

"Flood Insurance Policies" has the meaning specified in Section 9.01(a)(vii).

"Foreign Assets Control Regulations" has the meaning assigned to it in Section 6.45.

"Foreign Lender" means (a) if any Borrower is a U.S. Person, a Lender, with respect to such Borrower, that is not a U.S. Person, and (b) if any Borrower is not a U.S. Person, a Lender, with respect to such Borrower, that is resident or organized under the laws of a jurisdiction other than that in which such Borrower is resident for tax purposes.

"Franchise Agreements" means the Miami Franchise Agreement, the Mandalay Beach Franchise Agreement and any franchise agreement relating to any Substitute Property, and "Franchise Agreement" means any one of the Franchise Agreements.

"Franchised Properties" means (i) the Mandalay Beach Property, (ii) the Miami Property, and (iii) any Substitute Property that is operated pursuant to a Franchise Agreement.

"Franchisor" means, for each Franchise Agreement, the franchisor identified in the definition of each Franchise Agreement, or such successor Franchisor which is identified in any Replacement Franchise Agreement.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

"GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

"Governmental Authority" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority,

instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Gross Income from Operations" means, for any period, all income, room revenues, food and beverage revenue, telephone revenue, computed in accordance with GAAP derived from the ownership and operation of the Collateral Properties from whatever source, including, but not limited to, the Rents, utility charges, service fees or charges, license fees, parking fees, rent concessions or credits, and other required pass-throughs, but excluding sales, use and occupancy or other taxes on receipts required to be accounted for by Borrowers to any Governmental Authority, interest on credit accounts, refunds and uncollectible accounts, sales of furniture, fixtures and equipment, Insurance Proceeds (other than business interruption or other loss of income insurance), Awards, unforfeited security deposits, utility and other similar deposits, escalations, forfeited security deposits. Gross income shall not be diminished as a result of the Mortgages or the creation of any intervening estate or interest in a Collateral Property or any part thereof.

"Ground Lease Properties" means the Collateral Properties so identified on Schedule 6.15, and "Ground Lease Property" means any of them.

"Ground Leases" means the Pittsburgh Ground Lease, the Philadelphia Affiliate Ground Lease, the Houston Ground Lease and any other ground leases relating to any Substitute Property, and "Ground Lease" means any one of the Ground Leases.

"Ground Lessee" means the Hospitality Owner, in its capacity as ground lessee, under each of the Ground Leases and any ground lessee relating to a Substitute Property.

"Ground Lessors" means the Pittsburgh Ground Lessor, the Philadelphia Affiliate Ground Lessor, the Houston Ground Lessor and any other ground lessors relating to any Substitute Property, and "Ground Lessor" means any one of the Ground Lessors.

"Guarantee" means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to

17

the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Guarantor" means FelCor Trust, FelCor Op and each other Person that shall be required to execute and deliver a Guaranty pursuant to this Agreement.

"Guaranty" means, collectively, the amended and restated recourse guaranty made by Guarantor in favor of Administrative Agent and the Lenders, and any other Guarantee executed by any other person from time to time in favor of Administrative Agent and the Lenders, in each case, in form and substance acceptable to Administrative Agent.

"Hazardous Materials" shall mean petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls and compounds containing them; toxic mold; lead and lead-based paint; asbestos or asbestos-containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Collateral Property is prohibited by any federal, state or local authority; any substance that requires special handling; and any other material or substance now or in the future defined as a *"hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," "pollutant"* or other words of similar import within the meaning of any Environmental Law.

"Hospitality Borrowers" means Hospitality Owner and Hospitality Operating Lessee.

"Hospitality Operating Lessee" has the meaning specified in the introductory paragraph.

"Hospitality Owner" has the meaning specified in the introductory paragraph.

"Houston Ground Lease" means the Ground Lease dated as of July 5, 1962, as amended and assigned, between Houston Ground Lessor and Hospitality Owner.

"Houston Ground Lessor" means, collectively, J. Gordon Zuber, the M. M. Feld, Jr. Trust, the Feld Family Venture, Joseph B. Zuber, Bernice Feld, Rhoda Dreyfus, Noonie Z. Schmidt, Bert L. Zuber, Harry A. Zuber, Maurice Robinowitz, CLT, LLC and Louis B. Marks, and Bonnie Zuber Beerman, and their respective successors and assigns, and any successor thereto.

"Houston Management Agreement" means the Management Agreement dated as of June 30, 2001, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and IHG, as "Manager," with respect to the Houston Property.

"Houston Operating Lease" means the Operating Lease dated as of July 27, 1998, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Houston Property.

"Houston Property" means the property located at 6800 Main Street, Houston, TX 77030 and commonly known as Holiday Inn Hotel and Suites Houston, Texas.

"Identified Substitute Property" means, solely in connection with the Stepped Substitution for the Santa Barbara Property and the Myrtle Beach Property, which shall occur on or before December 6, 2013, any one of the properties listed on Schedule Y.

"IHG" shall mean Intercontinental Hotels Group Resources, Inc., successor to Bristol Management L.P.

"Improvements" shall have the meaning specified in the related Mortgage with respect to each Collateral Property.

"Incentive Management Fee" means any incentive or similar performance based fees payable to any Manager pursuant to a Management Agreement.

"Increasing Lender" has the meaning assigned to it in Section 12.28(ii).

"Incremental Limit" has the meaning specified in Section 2.20(a).

"Increased Amount Date" has the meaning specified in Section 2.20(a).

"Indebtedness" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)   all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)   the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments;

(c)   net obligations of such Person under any Swap Contract;

(d)   all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and not past due for more than sixty (60) days after the date on which such trade account was created);

(e)   indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

19

(f)   all Attributable Indebtedness in respect of Capitalized Leases and Synthetic Lease Obligations of such Person and all Synthetic Debt of such Person;

(g)   all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest in such Person or any other Person or any warrant, right or option to acquire such Equity Interest, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and

(h)   all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date.

"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

"Indemnitees" has the meaning specified in Section 12.04(b).

"Independent Director" has the meaning specified in Section 6.34(x).

"Information" has the meaning specified in Section 12.07.

"Insurance Premium Account" has the meaning specified in Section 3.01(c)(ii).

"Insurance Premiums" has the meaning specified in Section 9.01(b).

"Insurance Proceeds" has the meaning specified in Section 9.04(b).

"Interest Election Request" means a request by Borrowers to convert or continue a Revolving Borrowing in accordance with Section 2.07.

"Interest Period" means with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as Borrowers may elect (or such other period as may be elected by Borrowers and accepted by each Lender in its discretion); provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period pertaining to a Eurodollar Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no

numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a Revolving Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

"Investment" means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or interest in, another Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit or all or a substantial part of the business of, such Person.

"IRS" means the United States Internal Revenue Service.

"Issuing Bank" means JPMC, in its capacity as issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.05(i). Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of Issuing Bank, in which case the term "Issuing Bank" shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

"JPMC" means JPMorgan Chase Bank, N.A. and its successors.

"Laws" means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"LC Disbursement" means a payment made by Issuing Bank pursuant to a Letter of Credit.

"LC Exposure" means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of Borrowers at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

"LC Note" means a promissory note made by Borrowers in favor of Issuing Bank evidencing potential LC Exposure of such Issuing Bank substantially in the form of Exhibit B‑3.

"Leases" has the meaning specified in Article I of the Mortgage with respect to each Collateral Property, but excluding the Operating Lease and Ground Lease with respect to such Collateral Property.

21

"Legal Requirements" means, with respect to each Collateral Property, Laws affecting any Borrower or any Manager (and for which any such party is liable under a Ground Lease) with respect to any Collateral Property or any part thereof, or the ownership, zoning, construction, use, alteration, occupancy or operation thereof, or any part thereof, whether now or hereafter enacted and in force, and all material permits, licenses and authorizations and regulations relating thereto, and all material covenants, REAs, agreements, restrictions and encumbrances contained in any instruments, either of record or known to any Borrower, at any time in force affecting such Collateral Property or any part thereof, including, without limitation, any which may (a) require repairs, modifications or alterations in or to such Collateral Property or any part thereof, or (b) in any way limit the use and enjoyment thereof.

"Lenders" means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term "Lenders" includes Swingline Lender and Issuing Bank.

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such in such Lender's Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify Borrowers and Administrative Agent.

"Letter of Credit" means any letter of credit issued pursuant to this Agreement.

"LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Page LIBOR 01 of the Reuters screen (or on any successor or substitute page of such page, providing rate quotations comparable to those currently provided on such page of such Service, as determined by Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the "LIBO Rate" with respect to such Eurodollar Borrowing for such Interest Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

"Licenses" has the meaning specified in Section 6.21.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, lien (statutory or other), encumbrance, charge, deed of trust or other security interest, or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

"LLC Agreement" has the meaning specified in Section 6.34.

"Loan" means an extension of credit by a Lender to Borrowers under Article II, including any incremental Loans made pursuant to Section 2.20.

"Loan Documents" means, collectively, this Agreement, the Notes, each Guaranty, the Collateral Documents, the Environmental Indemnity and all other documents executed and/or delivered in connection with the Facility.

"Loan Parties" means, collectively, each Borrower and the Guarantor(s), and "Loan Party" means any one of the Loan Parties.

"Loan to Value Ratio" means, as of any date of determination the ratio of (a) the amount of the Aggregate Commitments (as may be permanently reduced from time to time pursuant to Section 2.08) to (b) the aggregate Appraised Value of all Collateral Properties; provided that for any calculations of Loan to Value Ratio made pursuant to Section 2.18(d) or 2.21(e) in connection with any Stepped Substitution (or during the period of such Stepped Substitution, if applicable), (x) "Available Aggregate Commitments" shall be used in place of "Aggregate Commitments" in clause (a) above and (y) the aggregate Appraised Value of all Collateral Properties shall exclude the Appraised Value of any Released Property.

"Lockbox Account" has the meaning specified in Section 3.01(b).

"Lockbox Account Agreement" has the meaning specified in Section 3.01(b).

"Lockbox Bank" means JPMC.

"Lockbox Period" means either a Lockbox Period (SPE) or a Lockbox Period (Up), as applicable; provided that if a Lockbox Period (SPE) and a Lockbox Period (Up) shall coexist, the Lockbox Period shall continue until a Lockbox Trigger Event Cure has occurred for both Lockbox Trigger Events.

"Lockbox Period (SPE)" means the period commencing upon the occurrence of a Lockbox Trigger Event (SPE) and ending upon the occurrence of a Lockbox Trigger Event Cure (SPE).

"Lockbox Period (Up)" means the period commencing upon the occurrence of a Lockbox Trigger Event (Up) and ending upon the occurrence of a Lockbox Trigger Event Cure (Up).

"Lockbox Trigger Event" means either a Lockbox Trigger Event (SPE) or a Lockbox Trigger Event (Up), as applicable.

"Lockbox Trigger Event (SPE)" means the occurrence of an Event of Default.

"Lockbox Trigger Event (Up)" means, solely to the extent the same does not constitute an Event of Default hereunder, the occurrence of any of the following events with respect to FelCor Op and/or FelCor Trust: (A) filing by such Person of a petition under Section 301 of the Bankruptcy Code or otherwise voluntary commencement by such Person of any proceeding or filing by such Person of any petition seeking liquidation, reorganization or other relief under any similar

Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (B) any involuntary proceeding seeking liquidation, reorganization or other relief in respect to such Person or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (C) application by such Person for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Person or for a substantial part of its assets, (D) filing by such Person of an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) making of a general assignment for the benefit of creditors by such Person or (F) taking of any action for the purpose of effecting any of the foregoing by such Person.

"Lockbox Trigger Event Cure" means either a Lockbox Trigger Event Cure (SPE) or a Lockbox Trigger Event Cure (Up), as applicable.

"Lockbox Trigger Event Cure (SPE)" means with respect to a Lockbox Trigger Event (SPE), the cure of such Event of Default and no other Event of Default shall have occurred and be continuing.

"Lockbox Trigger Event Cure (Up)" means with respect to a Lockbox Trigger Event (Up), the dismissal of such filing without prejudice.

"Major Lease" means: (a) any Operating Lease, (b) any lease which together with all other leases to the same tenant and to all Affiliates of such tenant, (i) provides for ten percent (10%) or more of the total gross income for such Collateral Property, (ii) covers five percent (5%) or more of the total space at such Collateral Property, in the aggregate and (iii) provides for a lease term of more than five (5) years including options to renew; and (c) any instrument guaranteeing or providing credit support for any Major Lease.

"Management Agreements" means, the Dana Point Management Agreement, the Charlotte Management Agreement, the Houston Management Agreement, the Mandalay Beach Management Agreement, the Miami Management Agreement, the Philadelphia Management Agreement, the Pittsburgh Management Agreement, the Santa Monica Management Agreement and any management agreement relating to any Substitute Property, or, if the context requires, any Replacement Management Agreement executed in accordance with the terms and provisions of this Agreement and "Management Agreement" means any of the Management Agreements.

"Management Fee" means, collectively, the Base Management Fees and any Incentive Management Fees payable to any Manager pursuant to its applicable Management Agreement.

"Manager" means, for each Collateral Property, the property manager identified in the definition of each Management Agreement, or, if the context requires, any other Qualified Manager who is managing any Collateral Property in accordance with the terms and provisions of this Agreement.

"Manager Account" means such account as any Manager may from time to time designate by written notice to Administrative Agent.

"Manager's Consent and Subordination of Management Agreement" means, for each Collateral Property, a consent of Manager and subordination in form and substance satisfactory to Administrative Agent.

"Mandalay Beach Franchise Agreement" means the Embassy Suites License Agreement dated December 13, 1996, as amended and assigned, by and between Hospitality Operating Lessee, as licensee, and HLT Existing Franchise Holding L.L.C., as licensor, with respect to the Mandalay Beach Property.

"Mandalay Beach Management Agreement" means the Management Agreement dated as of May 8, 2006, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and Embassy Suites Management LLC, as "Manager," with respect to the Mandalay Beach Property.

"Mandalay Beach Operating Lease" means the Operating Lease dated as of May 8, 1996, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Mandalay Beach Property.

"Mandalay Beach Property" means the property located at 2101 Mandalay Beach Road, Oxnard, CA 93035 and commonly known as Embassy Suites Mandalay Beach, California.

"Material Adverse Effect" means (a) a material adverse change in, or a material adverse effect upon, the business, assets, properties or condition (financial or otherwise) of Guarantor and Borrowers, taken as a whole (which shall not include any such change or effect that affects the hotel or hospitality industries generally); (b) a material impairment of the rights and remedies of Administrative Agent or any Lender under any Loan Document, or of the ability of any Loan Party to perform its material obligations under any Loan Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.

"Material Indebtedness" means Recourse Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Swap Contracts, of any one or more of the Guarantor and its Subsidiaries in an aggregate principal amount exceeding $50,000,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of the Guarantor or any Subsidiary in respect of any Swap Contract at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Guarantor or such Subsidiary would be required to pay if such Swap Contract were terminated at such time.

"Material Property Event" means, with respect to any Collateral Property, the occurrence of any event or circumstance that could reasonably be expected to result in a (a) material adverse effect with respect to the financial condition or the operations of such Collateral Property, (b) material adverse effect on the Appraised Value of such Collateral Property (which shall not include any such change in Appraised Value due to a general decline in the relevant market for such real property) or (c) material adverse effect on the title of such Collateral Property.

"Material Title Defects" means, with respect to any Collateral Property, defects, Liens (other than Liens for local real estate taxes and similar local governmental charges and Permitted Liens), and other encumbrances in the nature of easements, servitudes, restrictions, and rights-of-way that would customarily be deemed unacceptable title exceptions for a prudent lender (*i.e.,* a prudent lender would reasonably determine that such exceptions, individually or in the aggregate, materially impair the title, ownership, use, value or operations of the Collateral Property in question) or which could reasonably be expected to result in a Material Property Event).

"Maturity Date" means the earliest of (a) the Stated Maturity Date, and (b) the date upon which Administrative Agent declares the Obligations due and payable after the occurrence of an Event of Default.

"Maximum Rate" has the meaning specified in Section 12.11.

"Member" has the meaning specified in Section 6.34.

"Miami Franchise Agreement" means the Embassy Suites License Agreement dated September 30, 1996, as amended and assigned, by and between Hospitality Operating Lessee, as licensee, and HLT Existing Franchise Holding L.L.C., as licensor, with respect to the Miami Property.

"Miami Management Agreement" means the Management Agreement dated as of January 2, 2006, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and Embassy Suites Management LLC, as "Manager," with respect to the Miami Property.

"Miami Operating Lease" means the Lease Agreement dated as of January 3, 1996, as amended and assigned, by and between Miami Owner and Hospitality Operating Lessee for the Miami Property.

"Miami Owner" has the meaning specified in the introductory paragraph.

"Miami Property" means the property located at 3974 Northwest South River Drive, Miami, FL 33142 and commonly known as Embassy Suites Miami - International Airport.

"Monthly Capital Expenditures Reserve Deposit" shall mean the greater of (i) one twelfth (1/12) of the amount for FF&E Expenditures set forth in the Approved Annual Budget for such Fiscal Year; and (ii) the quotient obtained by dividing (A) the aggregate Gross Income from Operations for the Properties still subject to the Lien of a Security Instrument for the preceding calendar year (as reflected in Borrowers' annual operating statements as approved and accepted by Administrative Agent) multiplied by four percent (4%) by (B) twelve (12). The Monthly Capital Expenditures Reserve Deposit shall be adjusted annually.

"Monthly Insurance Premium Deposit" means one-twelfth of the Insurance Premiums that Administrative Agent determines based on the Approved Annual Budget from time to time will be payable for the renewal of the coverage afforded by the Policies upon the expiration thereof in order to accumulate with Administrative Agent sufficient funds to pay all such Insurance Premiums as and when due, together with such additional amount as may be specified by

Administrative Agent in any given month to meet the Insurance Premiums due and payable that month.

"Monthly Tax Deposit" means one-twelfth of the Taxes that Administrative Agent determines based on the Approved Annual Budget from time to time will be payable in order to accumulate with Administrative Agent sufficient funds to pay all such Taxes as and when due, together with such additional amount as may be specified by Administrative Agent in any given month to meet the Taxes due and payable that month.

"Moody's" means Moody's Investors Service, Inc.

"Mortgage" means, with respect to each Collateral Property, that certain first priority (Fee and/or Leasehold) Mortgage (or Deed of Trust), Assignment of Leases and Rents, Security Agreement and Fixture Filing executed and delivered by a Borrower (and where applicable, Philadelphia Affiliate Ground Lessor) with respect to any Collateral Property in favor of Administrative Agent for the benefit of the Secured Parties as security for the Obligations and encumbering such Collateral Property.

"MSA" means metropolitan statistical area.

"Net Operating Income" means the amount obtained by subtracting Operating Expenses from Gross Income from Operations.

"Net Proceeds" has the meaning specified in Section 9.04(b).

"Net Proceeds Deficiency" has the meaning specified in Section 9.04(h).

"Net Release Proceeds" means (a) in connection with any sale of any of the Collateral Property the proceeds thereof received by the applicable Borrower in the form of cash, net of attorneys' fees, accountants' fees, investment banking fees, proceeds of rental and business interruption insurance, and other customary fees and expenses actually incurred in connection therewith, not to exceed six percent (6%) of the total proceeds and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements); provided that such 6% cap shall exclude amounts payable as termination fees under any applicable Management Agreements and (b) in connection with any refinancing of any of the Collateral Properties, the cash proceeds received by the applicable Borrower from such refinancing, net of attorneys' fees, investment banking fees, accountants' fees, underwriting discounts, and commissions and other customary fees and expenses actually incurred in connection therewith, not to exceed three percent (3%) of the total proceeds.

"Nonrecourse Indebtedness" means, with respect to a Person, Indebtedness for borrowed money in respect of which recourse for payment (except for customary exceptions for fraud, misapplication of funds, environmental indemnities, violation of "special purpose entity" covenants, bankruptcy, insolvency, receivership or other similar events and other similar exceptions to recourse liability until a claim is made with respect thereto, and then such Indebtedness shall not constitute "Nonrecourse Indebtedness" only to the extent of the amount of such claim) is

contractually limited to specific assets of such Person encumbered by a Lien securing such Indebtedness.

"Note" means a promissory note (or amended and restated promissory note) made by Borrowers in favor of a Lender evidencing Loans made by such Lender substantially in the form of Exhibit B-1, or any Swingline Note or LC Note, as applicable.

"O&M Program" means, with respect to each of the Dana Point Property, the Houston Property and the Mandalay Beach Property, the asbestos operations and maintenance program required for such Collateral Property under Section 7.24, and any operations and maintenance program required by Administrative Agent for any Substitute Property, as developed by Borrowers and approved by Administrative Agent, as the same may be amended, replaced, supplemented or otherwise modified from time to time with the consent of Administrative Agent, which shall not be unreasonably withheld.

"Obligations" means all advances to, and debts, liabilities, obligations (including any reimbursement of LC Disbursements), covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan or Letter of Credit, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Subsidiary thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

"OFAC" means Office of Foreign Assets Control of the United States Department of the Treasury.

"Officer's Certificate" means the certificate of a Responsible Officer of the applicable Borrower, which shall be in form and substance reasonably satisfactory to Administrative Agent, and in the case of Sections 2.17(b), 2.18(g), 5.01(a)(viii), 5.02(e) and 7.10(b) and (c), shall be in the form of Exhibits E-1, E-2 or E-3, as applicable.

"Operating Equipment and Supplies" means all chinaware, glassware, linens, silverware, tools, kitchen utensils, uniforms, engineering and housekeeping tools and utensils, food and beverage items, fuel, soap, mechanical stores, cleaning supplies and materials, matches, stationary, paper supplies, laundry supplies, food service preparation utensils, housekeeping supplies, accounting supplies and other immediately consumable items used in the operation of a Collateral Property.

"Operating Expenses" means the total of all expenditures, computed in accordance with GAAP, of whatever kind relating to the operation, maintenance and management of the Collateral Properties that are incurred on a regular monthly or other periodic basis, including without limitation, utilities, ordinary repairs and maintenance, insurance premiums, license fees, property taxes and assessments, advertising expenses, Management Fees, franchise fees, payroll and related taxes, computer processing charges, operational equipment or other lease payments permitted

hereunder, and other similar costs, but excluding depreciation, Debt Service and Capital Expenditures.

"Operating Lease Subordination Agreements" means subordination agreements in form and substance satisfactory to Administrative Agent relating to each Operating Lease.

"Operating Leases" means the Dana Point Operating Lease, the Charlotte Operating Lease, the Houston Operating Lease, the Mandalay Beach Operating Lease, the Miami Operating Lease, the Philadelphia Operating Lease, the Pittsburgh Operating Lease, the Santa Monica Operating Lease and any operating lease relating to any Substitute Property, and "Operating Lease" means any one of the Operating Leases.

"Operating Lessees" has the meaning specified in the introductory paragraph.

"Organizational Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"Original Borrower" has the meaning specified in the introductory paragraph.

"Original Closing Date" means May 4, 2011.

"Original Credit Agreement" has the meaning specified in the introductory paragraph.

"Original Lenders" has the meaning specified in the introductory paragraph.

"Other Charges" means all personal property taxes, ground rents, maintenance charges, impositions other than Taxes and any other charges, including, without limitation, vault charges and license fees for the use of vaults, chutes and similar areas adjoining any Collateral Property, now or hereafter levied or assessed or imposed against such Collateral Property or any part thereof.

"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 4.06).

"Outstanding Amount" means the aggregate outstanding principal amount of Loans after giving effect to any Borrowings and prepayments or repayments as the case may be, occurring on such date.

"Overhead Sharing Agreement" means that certain Overhead Sharing Agreement dated as of January 1, 2012, by and among Borrowers, FelCor Op and the certain other parties thereto.

"Owners" has the meaning specified in the introductory paragraph.

"Parent" means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

"Participant" has the meaning specified in Section 12.06(d).

"Participant Register" has the meaning assigned to such term in Section 12.06(d).

"Patriot Act" has the meaning specified in Section 12.18.

"Payment Date" means the first (1st) day of each calendar month, or if such day is not a Business Day, the immediately succeeding Business Day, and the Maturity Date.

"Permitted Investments" means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(b) investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody's;

(c) investments in certificates of deposit, banker's acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and

(e) money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody's and (iii) have portfolio assets of at least $5,000,000,000.

"Permitted Lien" has the meaning specified in Section 8.03.

"Permitted Personal Property Lien" has the meaning specified in Section 8.04.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Personal Property" has the meaning specified in Article I of the Mortgage with respect to each Collateral Property.

"Philadelphia Affiliate Ground Lease" means the Ground Lease, dated as of June 5, 2009, between the Philadelphia Affiliate Ground Lessor and Hospitality Owner.

"Philadelphia Affiliate Ground Lessor" means FelCor Pennsylvania Company, L.L.C., a Delaware limited liability company, and any successor thereto as permitted pursuant to this Agreement.

"Philadelphia Management Agreement" means the Management Agreement dated as of June 30, 2001, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and IHG, as "Manager," with respect to the Philadelphia Property.

"Philadelphia Operating Lease" means the Operating Lease dated as of July 29, 1998, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Philadelphia Property.

"Philadelphia Property" means the property located at 400 Arch Street, Philadelphia, PA 19106 and commonly known as Holiday Inn Philadelphia, Pennsylvania.

"Physical Condition Report" means, with respect to each Collateral Property, a structural engineering report prepared by a company satisfactory to Administrative Agent regarding the physical condition of such Collateral Property, satisfactory in form and substance to Administrative Agent in its reasonable discretion, which report shall, among other things, (a) confirm that such Collateral Property and its use complies, in all material respects, with all applicable Legal Requirements (including, without limitation, zoning, subdivision and building laws) and (b) include a copy of a final certificate of occupancy with respect to all Improvements on such Collateral Property.

"Pittsburgh Ground Lease" means the Ground Lease dated as of January 29, 1988 as amended and assigned, between Pittsburgh Ground Lessor and Hospitality Owner.

"Pittsburgh Ground Lessor" means the Trustees of the Masonic Temple Trust and The Masonic Fund Society for the County of Allegheny, and any successor thereto.

"Pittsburgh Management Agreement" means the Management Agreement dated as of June 30, 2001, as amended by First Amendment to Management Agreement dated as of July 1, 2001 as further amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and IHG, as "Manager," with respect to the Pittsburgh Property.

"Pittsburgh Operating Lease" means the Lease Agreement dated as of October 27, 1998, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Pittsburgh Property.

"Pittsburgh Property" means the property located at 100 Lytton Avenue, Pittsburgh, Pennsylvania 15213 and commonly known as Holiday Inn Pittsburgh at University Center.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by a Borrower or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

"Plan Assets" has the meaning set forth in 29 C.F.R. section 25 10.3-101, as modified by Section 3(42) of ERISA.

"Platform" means IntraLinks or another similar electronic system.

"Pledge Agreement" means with respect to each Borrower's Principal, that certain Amended and Restated Pledge Agreement executed and delivered by such Principal with respect to its equity interest in the applicable Borrower, in favor of Administrative Agent for the benefit of the Secured Parties.

"Policy" has the meaning specified in Section 9.01(b).

"Prime Rate" means the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its office located at 270 Park Avenue, New York, New York; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

"Principal" means, with respect to any limited liability company, its sole member; and with respect to any limited partnership, its general partner.

"Prohibited Person" means any Person (a) listed in the Annex to the Executive Order or identified pursuant to Section 1 of the Executive Order; (b) that is owned or controlled by, or acting for or on behalf of, any Person listed in the Annex to the Executive Order or identified pursuant to the provisions of Section 1 of the Executive Order; (c) with whom a Lender is prohibited from dealing or otherwise engaging in any transaction by any terrorism or anti-laundering law, including the Executive Order; (d) who commits, threatens, conspires to commit, or support "terrorism" as defined in the Executive Order; (e) who is named as a "Specially designated national or blocked person" on the most current list published by the OFAC at its official website, at http://

www.treas.gov/offices/enforcement/ofac/sdn/t11sdn.pdf or any replacement website or other replacement official publication of such list; or (f) who is owned or controlled by a Person listed above in clause (c) or (e).

"Property Accounts" has the meaning specified in Section 3.01(a).

"Property Release Cap" means the following criteria that limit the number of Collateral Properties that Borrowers may release from the Collateral from time to time in connection with Sections 2.18 and 2.21: (i) at all times during any Stepped Substitution at least seven Properties must remain in the Facility; (ii) five Properties must remain in the Facility at all times; and (iii) in connection with any Property released through a Property Sale or Updated Appraisal, which reduces the total Properties in the Facility to a number less than seven, there shall be a permanent reduction of the Aggregate Commitment by an amount equal to the applicable Release Price. For avoidance of doubt, if the Released Property in a Stepped Substitution brings the number of Collateral Properties in the Facility to seven, and any further release of Collateral Property occurs prior to the date that the applicable Substitute Property has been added to the Collateral, such release shall be deemed permanent and any payments required by Section 2.18(f) shall be immediately due and payable.

"Proposed Substitute Property" means any Identified Substitute Property and any Unidentified Substitute Property.

"Qualified Franchisor" shall mean either (a) a Franchisor; (b) any one or more of Hilton Hotels Corporation, Marriott International, Inc., Hyatt Hotels Corporation, Intercontinental Hotels Group, Wyndham Hotels & Resorts or Starwood Hotels & Resorts, Inc., including any wholly-owned subsidiary of any of the foregoing; or (c) in the reasonable judgment of Administrative Agent, a reputable and experienced franchisor possessing experience in flagging hotel properties similar in size, scope, use and value as the Collateral Properties, provided, that, in all cases the Collateral Properties shall continue to be operated as an upper-upscale full service hotel of comparable quality to the Embassy Suites or Holiday Inns brands.

"Qualified Insurer" has the meaning specified in Section 9.01(b).

"Qualified Manager" means any Manager or another reputable and experienced professional management organization (a) which manages, together with its Affiliates, one hundred fifty (150) properties of a type, quality and size similar to the Collateral Properties, totaling in the aggregate no less than 30,000 guest rooms and (b) prior to whose employment as manager of a Collateral Property shall have been approved by Administrative Agent, which approval shall not be unreasonably withheld, delayed or conditioned. For purposes of this Agreement, Aimbridge Hospitality, Davidson Hotel Company, Highgate Holdings, Inc., Interstate Management Company L.L.C. and Wyndham Worldwide Corporation, including any wholly-owned subsidiary of any of the foregoing that provides hotel management services, and any one or more of the Qualified Franchisors are deemed to be Qualified Managers.

"Rating Agencies" means each of S&P, Moody's, and Fitch, and any other nationally-recognized statistical rating agency which has been approved by Administrative Agent.

"REAs" means each construction, operation, and reciprocal easement agreements or similar agreements (including any separate agreements or other agreements between a Loan Party and one or more other parties to any REA with respect to such REA) affecting any Collateral Property or portion thereof, and "REA" means any one of the REAs.

"Recipient" means (a) Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable.

"Recourse Indebtedness" means any Indebtedness which is not Nonrecourse Indebtedness. If any Indebtedness is partially Nonrecourse Indebtedness and partially Recourse Indebtedness, only the portion that is Recourse Indebtedness shall be included as Recourse Indebtedness for purposes hereof.

"Register" has the meaning specified in Section 12.06(c).

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, members, directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"Release" of any Hazardous Materials means any release, deposit, discharge, emission, leaking, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Materials.

"Release Price" means for a Collateral Property as of any date of determination, an amount equal to (a) if seven or more Collateral Properties shall remain in the Collateral after such release, one hundred ten percent (110%), and (b) if less than seven Collateral Properties shall remain in the Collateral after such release, one hundred fifteen percent (115%), in each case, of the Allocated Loan Amount for such Collateral Property.

"Released Property" is defined in Section 2.21.

"Renewal Lease" has the meaning specified in Section 7.16(a).

"Rents" has the meaning specified in Article I of the Mortgage with respect to each Collateral Property.

"Replacement Franchise Agreement" means, with respect to any Franchised Property, collectively, (a) either (i) a franchise agreement with a Qualified Franchisor substantially in the same form and substance as the initial Franchise Agreement for such Franchised Property and on the same or more favorable terms to the applicable Operating Lessee, or (ii) a franchise agreement with a Qualified Franchisor, which franchise agreement shall be acceptable to Administrative Agent in form and substance, and (b) a franchisor estoppel and recognition agreement or other "comfort letter" substantially in the form delivered to Administrative Agent on or about May 4, 2011, with respect to the Original Borrowers, and on or about December 11, 2012, with respect to Miami Owner (or such other form acceptable to Administrative Agent), executed and delivered to Administrative Agent by the applicable Operating Lessee and the applicable

Franchisor at Borrowers' expense; provided, however, with respect to any expiring or replacement Franchise Agreement, Borrowers shall notify Administrative Agent, but shall not be required to obtain Administrative Agent's consent in the event that the Franchise Agreement in effect on the date hereof is extended on the same or more favorable terms to the applicable Operating Lessee as prior to the expiration thereof, provided further that if such Franchise Agreement is modified, extended supplemented or replaced a franchisor estoppel and recognition or other "comfort letter" shall be provided as described in (b) above.

"Replacement Management Agreement" means, collectively, (a) either (i) a management agreement with a Qualified Manager substantially in the same form and substance as the initial Management Agreement for such Collateral Property and on the same or more favorable terms to the applicable Operating Lessee, or (ii) a management agreement with a Qualified Manager, which management agreement shall be acceptable to Administrative Agent in form and substance, (b) if requested by Administrative Agent, a conditional assignment of management agreement or subordination and attornment agreement in such form acceptable to Administrative Agent executed and delivered to Administrative Agent by the applicable Operating Lessee and such Qualified Manager at Borrowers' expense; provided, however, with respect to any expiring or replacement Management Agreement, Borrowers shall notify Administrative Agent but shall not be required to obtain Administrative Agent's consent in the event that the Management Agreement in effect on the date hereof is extended on the same or more favorable terms to the applicable Operating Lessee as prior to the expiration thereof.

"Required Lenders" means, as of any date of determination, the Lenders having Revolving Credit Exposure and unused Commitments representing more than fifty and one hundredth percent (50.01%) of the sum of the total Revolving Credit Exposures and unused Commitments at such time; provided that the portion of the Revolving Credit Exposures and unused Commitments held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

"Reserve Accounts" has the meaning specified in Section 3.01(c).

"Responsible Officer" means the president or any vice president of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary organizational action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

"Restatement Date" means the first date all the conditions precedent in Section 5.01 are satisfied or waived in accordance with Section 12.01.

"Restoration" means the repair and restoration of a Collateral Property after a Casualty or Condemnation as nearly as possible to the condition the Collateral Property was in immediately prior to such Casualty or Condemnation, with such alterations as may be approved by Administrative Agent, and in accordance with applicable Laws and the requirements of any applicable Management Agreement, Franchise Agreement and Operating Lease.

"Restricted Party" means any Borrower, any Principal of a Borrower or any Affiliated Manager or any shareholder, partner or member or any direct or indirect legal or beneficial owner of, any Borrower, any Principal of a Borrower or any Affiliated Manager; provided, however, that for purposes of Section 8.03 only in no event shall (a) FelCor Trust or FelCor Op be deemed a Restricted Party, nor (b) any direct or indirect beneficial owner of the entities listed in (a) be deemed a Restricted Party solely because of its direct or indirect beneficial ownership of such entities.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person's stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment, or any intercompany advance to an Affiliate of a Person as reflected on the books and records of such Person.

"Revolving Credit Exposure" means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender's Revolving Loans, LC Exposure and Swingline Exposure at such time.

"Revolving Loan" means a Loan made pursuant to Section 2.01.

"S&P" means Standard & Poor's Ratings Services, a division of McGraw-Hill, Inc.

"Sale Triggered Release" has the meaning specified in Section 2.18.

"Santa Monica Management Agreement" means the Management Agreement dated as of March 11, 2004, as amended and assigned, by and between Hospitality Operating Lessee, as "Owner," and IHG, as "Manager," with respect to the Santa Monica Property.

"Santa Monica Operating Lease" means the Operating Lease dated as of March 1, 2004, as amended and assigned, by and between Hospitality Owner and Hospitality Operating Lessee for the Santa Monica Property.

"Santa Monica Property" means the property located at 120 Colorado Avenue, Santa Monica, California 90401 and commonly known as Holiday Inn Santa Monica, California.

"Second Amendment" has meaning specified in introductory paragraph.

"Secured Parties" means, collectively, Administrative Agent, the Lenders, each co-agent or sub-agent appointed by Administrative Agent from time to time pursuant to Section 11.05, and the other Persons the Obligations owing to which are or are purported to be secured by the Collateral under the terms of the Collateral Documents.

"Security Deposit" has the meaning specified in Section 7.16(e).

"Senior Secured Notes" means, as applicable, the Senior Secured Notes (2014), Senior Secured Notes (2019), and when issued, the Senior Secured Notes (2023), as applicable.

"Senior Secured Notes Indenture" means Senior Secured Notes Indenture 2009, the Senior Secured Notes Indenture 2011 and the Senior Secured Notes Indenture 2012.

"Senior Secured Notes Indenture 2009" means the Indenture dated as of October 1, 2009, among FelCor Op (as assignee of FelCor Escrow Holdings, L.L.C.), FelCor Trust and its subsidiaries, as guarantors, and U.S. Bank National Association, as trustee and collateral agent, as modified by a First Supplemental Indenture dated as of October 12, 2009, a Second Supplemental Indenture dated as of October 13, 2009, a Third Supplemental Indenture dated as of March 23, 2010, a Fourth Supplemental Indenture dated as of March 3, 2011, and a Fifth Supplemental Indenture, dated as of May 23, 2011, pursuant to which the Senior Secured Notes (2014) are issued.

"Senior Secured Notes Indenture 2011" means the Indenture dated as of May 10, 2011, FelCor Op (as assignee of FelCor Escrow Holdings, L.L.C.), as issuer, FelCor Trust and its subsidiaries, as guarantors, and Wilmington Trust Company, as Trustee and Deutsche Bank Trust Company Americas, as Collateral Agent, Registrar and Paying Agent, and the other parties thereto, as modified by a First Supplemental Indenture dated as of May 23, 2011, pursuant to which the Senior Secured Notes (2019) are issued.

"Senior Secured Notes Indenture 2012" means the senior secured notes indenture entered into as of December 17, 2012, by and among FelCor Op, FelCor Trust and its subsidiaries, as guarantors, and U.S. Bank National Association, as trustee and collateral agent, pursuant to which the Senior Secured Notes (2023) are issued.

"Senior Secured Notes (2014)" means the 10% Senior Secured Notes Due 2014 of FelCor Op, issued pursuant to the Senior Secured Notes Indenture 2009.

"Senior Secured Notes (2019)" means the 6.75% Senior Secured Notes Due 2019 of FelCor Op, issued pursuant to the Senior Secured Notes Indenture 2011.

"Senior Secured Notes (2023)" means the 5.625% Senior Secured Notes Due 2023, of FelCor Op, issued pursuant to the Senior Secured Notes Indenture 2012.

"Special Member" has the meaning specified in Section 6.34.

"Stated Maturity Date" means, June 18, 2016, or such later date as may be extended pursuant to Section 2.17.

"Statutory Reserve Rate" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which Administrative Agent is subject for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D.

Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of Borrowers.

"Stepped Substitution" is defined in Section 2.21(c).

"Substitute Property" means any Proposed Substitute Property which becomes Collateral pursuant to the terms and conditions of Section 2.21, once the Substitution Date has occurred with respect to each such Proposed Substitute Property.

"Substitution" means the successful substitution of a Proposed Substitute Property for a Released Property pursuant to Section 2.21.

"Substitution Date" is defined in Section 2.21(c).

"Super-Majority Lenders" means, as of any date of determination, the Lenders having Revolving Credit Exposure and unused Commitments representing more than sixty-six and two-thirds percent (66-2/3%) of the sum of the total Revolving Credit Exposures and unused Commitments at such time; provided that the portion of the Revolving Credit Exposures and unused Commitments held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Super-Majority Lenders.

"Survey" has the meaning specified in Section 5.01(a)(x).

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International

Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any master agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) from the date such Swap Contracts have been closed out and termination value (s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

"Swingline Exposure" means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

"Swingline Lender" means JPMorgan Chase Bank, in its capacity as lender of Swingline Loans hereunder.

"Swingline Loan" means a Loan made pursuant to Section 2.04.

"Swingline Note" means a promissory note made by Borrowers in favor of Swingline Lender evidencing Swingline Loans made by such Swingline Lender substantially in the form of Exhibit B‑2.

"Synthetic Debt" means, with respect to any Person as of any date of determination thereof, all obligations of such Person in respect of transactions entered into by such Person that are intended to function primarily as a borrowing of funds (including any minority interest transactions that function primarily as a borrowing) but are not otherwise included in the definition of "Indebtedness" or as a liability on the consolidated balance sheet of such Person and its Subsidiaries in accordance with GAAP.

"Synthetic Lease Obligation" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any Debtor Relief Laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"Tax Account" has the meaning specified in Section 3.01(c)(i).

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Terrorism Exclusion" has the meaning specified in Section 9.01(a)(x).

"Terrorism Insurance" has the meaning specified in Section 9.01(a)(x).

"Terrorism Insurance Cap" has the meaning specified in Section 9.01(a)(x).

"Terrorism Insurance Required Amount" has the meaning specified in Section 9.01 (a)(x).

"Title Company" means such title insurance companies acceptable to Administrative Agent.

"Title Insurance Commitments" means the commitments to issue the Title Policies, issued by the Title Company for each Collateral Property, along with copies of all instruments creating or evidencing exceptions or encumbrances to title.

"Title Policies" means an ALTA or equivalent form of Mortgagee Title Policy from the Title Company and insuring the priority and sufficiency of the Mortgages as first Liens upon the applicable Collateral Properties, (a) in an aggregate amount acceptable to Administrative Agent, (b) showing all easements or other matters affecting the Collateral Properties, all subject only to such exceptions or qualifications as are reasonably acceptable to Administrative Agent, (c) insuring the priority of Secured Party's Liens granted by the Mortgages against all possible contractors', suppliers, and mechanics' lien claims that heretofore or hereafter arise, as well as survey matters which could result in a Material Title Defect, and (d) to the extent available, containing any customary endorsements or assurances that Administrative Agent acting on behalf of the Secured Parties may request for protection of its interests including, but not limited to (i) zoning endorsements, (ii) variable rate endorsements, (iii) usury endorsements, (iv) comprehensive endorsements, (v) access endorsements, insuring that there will be at least one location at each Collateral Property with unlimited vehicular ingress and egress to an adjacent street, and (vi) other customary endorsements requested by Administrative Agent and its counsel.

"Trading with the Enemy Act" has the meaning assigned to it in Section 6.45.

"Transfer" means, with respect to any property, rights, or interests, any sale, deed, conveyance, lease, mortgage, grant, bargain, encumbrance, pledge, assignment, grant of options with respect to, installment sales contracts for, or other transfer or disposition, in whole or in part, with respect to any legal or beneficial interest therein, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and whether or not for consideration or of record. With respect to Restricted Parties, the term "Transfer" shall include the following: (a) if a Restricted Party is a corporation, any merger, consolidation or sale or pledge of such corporation's stock or the creation or issuance of new stock; (b) if a Restricted Party is a limited or general partnership or joint venture, any merger or consolidation or the change, removal, resignation or addition of a general partner or the sale or pledge of the partnership interest of any general partner or any profits or proceeds relating to such partnership interest, or the sale or pledge of limited partnership interests or any profits or proceeds relating to such limited partnership interests or the creation or issuance of new limited partnership interests; (c) if a Restricted Party is a limited liability company, any merger or consolidation or the change, removal, resignation or addition of a managing member (or if no managing member, any member) or the sale or pledge of the membership interest of a managing

member (or if no managing member, any member) or any profits or proceeds relating to such membership interest, or the sale or pledge of non-managing membership interests or the creation or issuance of new non-managing membership interests; and (d) if a Restricted Party is a trust or nominee trust, any merger, consolidation or the sale or pledge of the legal or beneficial interest in a Restricted Party or the creation or issuance of new legal or beneficial interests.

"Type", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

"UCC" means the Uniform Commercial Code as in effect in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, "UCC" means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

"Unaudited Financial Statements" means, if available, the pro-forma unaudited balance sheets of each Borrower and its Subsidiaries for the Fiscal Year ended September 30, 2012, and the related statements of income or operations for such period of each Borrower.

"Unidentified Substitute Property" means any property, other than an Identified Substitute Property, that is proposed to be used as a Substitute Property, but which is subject to the consent of the Required Lenders pursuant to Section 2.21(c)(iii).

"United States" and "U.S." mean the United States of America.

"U.S. Person" means a "United States person" within the meaning of Section 7701 (a)(30) of the Code.

"U.S. Tax Compliance Certificate" has the meaning assigned to such term in Section 4.01(f)(ii)(B)(3).

1.02. Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organizational Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any

reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Preliminary Statements, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Preliminary Statements, Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(i)   In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(ii)   Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03.   Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a "Revolving Loan") or by Type (e.g., a "Eurodollar Loan") or by Class and Type (e.g., a "Eurodollar Revolving Loan"). Borrowings also may be classified and referred to by Class (e.g., a "Revolving Borrowing") or by Type (e.g., a "Eurodollar Borrowing") or by Class and Type (e.g., a "Eurodollar Revolving Borrowing").

1.04.   Accounting Terms. i) Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Unaudited Financial Statements, except as otherwise specifically prescribed herein.

(b)   Changes in GAAP. If at any time any change in GAAP occurring after the Restatement Date would affect Borrowers in their computation of any financial ratio or requirement set forth in any Loan Document, and any Borrower or the Required Lenders shall so request, Administrative Agent, the Lenders and Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) Borrowers shall provide to Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a

reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

1.05.   Rounding. Any financial ratios required to be maintained by Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.06.   Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.07.   Joint and Several Obligations.

(a)   All representations contained herein shall be deemed individually made by each Borrower, and each of the covenants, agreements, and obligations set forth herein shall be deemed to be the joint and separate covenants, agreements, and obligations of each Borrower. Any notice, request, consent, report, or other information or agreement delivered by any Borrower shall be deemed to be ratified by, consented to, and also delivered by the other Borrowers. Each Borrower recognizes and agrees that each covenant and agreement of a "Borrower" and "Borrowers" in this Agreement and in any other Loan Document shall create a joint and several obligation of such entities, which may be enforced against such entities jointly, or against each entity separately.

(b)   Each Borrower hereby irrevocably and unconditionally agrees: (i) that it is jointly and severally liable to Administrative Agent and the Lenders for the full and prompt payment of the Obligations and the performance by each Borrower of its obligations hereunder in accordance with the terms hereof; (ii) to fully and promptly perform all of its obligations hereunder with respect to the Obligations; and (iii) as a primary obligation to indemnify Administrative Agent and the Lenders on demand for and against any loss (including losses due to Administrative Agent's or any Lender's negligence but excluding losses determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of Administrative Agent or any Lender) actually incurred by such Administrative Agent or any Lender as a result of any of the obligations of any one or more of Borrowers being or becoming void, voidable, unenforceable, or ineffective for any reason whatsoever, whether or not known to Administrative Agent, any Lender, or any other Person.

(c)   Each Borrower waives as to each of the other Borrowers: (i) the amendment, extension, renewal, compromise, discharge, acceleration or otherwise changing the time for payment of, or any other terms with respect to, the Obligations or any part thereof or any substitution of Collateral (to the extent the foregoing has occurred in accordance with any applicable requirements of Section 12.01); (ii) any defense arising by reason of any disability or other defense of any of the other Borrowers or the cessation from any cause whatsoever (including any act or omission of the other Borrowers or Principal of any Borrower) of the liability of the other Borrowers; (iii) any right to require Administrative Agent or any Lender

to proceed against or exhaust any security for the Obligations, or pursue any other remedy in Administrative Agent or any Lender's power whatsoever; and (iv) to the fullest extent permitted by law, any and all other defenses or benefits that may be derived from or afforded by applicable law limiting the liability of or exonerating guarantors or sureties.

ARTICLE II

THE COMMITMENTS AND LOANS

2.01.   Commitments. Subject to the terms and conditions set forth herein, each Lender agrees to make Revolving Loans to Borrowers from time to time during the Availability Period in an aggregate principal amount that will not result in (a) such Lender's Revolving Credit Exposure exceeding such Lender's Commitment or (b) the sum of the total Revolving Credit Exposures exceeding the Aggregate Commitments. Within the foregoing limits and subject to the terms and conditions set forth herein, Borrowers may borrow, prepay and reborrow Revolving Loans.

2.02.   Loans and Borrowings. ii) Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender's failure to make Loans as required.

(b)   Subject to Section 2.13, each Revolving Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as Borrowers may request in accordance herewith. Each Swingline Loan shall be an ABR Loan. Each Lender at its option may make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of Borrowers to repay such Loan in accord-ance with the terms of this Agreement.

(c)   At the commencement of each Interest Period for any Eurodollar Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. At the time that each ABR Revolving Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $100,000 and not less than $500,000; provided that an ABR Revolving Borrowing and a Eurodollar Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of Aggregate Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(e). Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of five (5) Eurodollar Revolving Borrowings outstanding.

(d)   Notwithstanding any other provision of this Agreement, Borrowers shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

2.03.   Requests for Revolving Borrowings. To request a Revolving Borrowing, Borrowers shall notify Administrative Agent of such request by telephone (a) in the case of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of the proposed Borrowing or (b) in the case of an ABR Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of the proposed Borrowing; provided that any such notice of an ABR Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(e) may be given not later than 10:00 a.m., New York City time, on the date of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery, electronic delivery or telecopy to Administrative Agent of a written Borrowing Request in a form approved by Administrative Agent and signed by Borrowers.   Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

>   (i)   the aggregate amount of the requested Borrowing;

>   (ii)   the date of such Borrowing, which shall be a Business Day;

>   (iii)   whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing;

>   (iv)   in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "Interest Period"; and

>   (v)   the location and number of Borrowers' account to which funds are to be disbursed, which shall comply with the requirements of Section 2.06.

If no election as to the Type of Revolving Borrowing is specified, then the requested Revolving Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Revolving Borrowing, then Borrowers shall be deemed to have selected an Interest Period of one month's duration. Promptly following receipt of a Borrowing Request in accordance with this Section, Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender's Loan to be made as part of the requested Borrowing.

2.04.   Swingline Loans. iii) Subject to the terms and conditions set forth herein, Swingline Lender agrees to make Swingline Loans to Borrowers from time to time during the Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding $25,000,000 or (ii) the sum of the total Revolving Credit Exposures exceeding the Aggregate Commitments; provided that Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, Borrowers may borrow, prepay and reborrow Swingline Loans.

>   (b)   To request a Swingline Loan, Borrowers shall notify Administrative Agent of such request by telephone (confirmed by electronic delivery or telecopy), not later than 12:00 noon, New York City time, on the day of a proposed Swingline Loan. Each such

notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan. Administrative Agent will promptly advise Swingline Lender of any such notice received from Borrowers. Swingline Lender shall make each Swingline Loan available to Borrowers by means of a credit to the general deposit account of Borrowers or their designee with Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e), by remittance to Issuing Bank) by 3:00 p.m., New York City time, on the requested date of such Swingline Loan.

(c)   Swingline Lender may by written notice given to Administrative Agent not later than 10:00 a.m., New York City time, on any Business Day require the Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which the Lenders will participate. Promptly upon receipt of such notice, Administrative Agent will give notice thereof to each Lender, specifying in such notice such Lender's Applicable Percentage of such Swingline Loan or Loans. Each Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to Administrative Agent, for the account of Swingline Lender, such Lender's Applicable Percentage of such Swingline Loan or Loans. Each Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and Administrative Agent shall promptly pay to Swingline Lender the amounts so received by it from the Lenders. Administrative Agent shall notify Borrowers of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to Administrative Agent and not to Swingline Lender. Any amounts received by Swingline Lender from Borrowers (or other party on behalf of Borrowers) in respect of a Swingline Loan after receipt by Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to Administrative Agent; any such amounts received by Administrative Agent shall be promptly remitted by Administrative Agent to the Lenders that shall have made their payments pursuant to this paragraph and to Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to Swingline Lender or to Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to Borrowers for any reason. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve Borrowers of any default in the payment thereof.

2.05.   Letters of Credit.

(a)   General. Subject to the terms and conditions set forth herein, any Borrower may request the issuance of Letters of Credit as the applicant thereof for the support of its obligations, in a form reasonably acceptable to Administrative Agent and Issuing Bank, at any time and from time to time during the Availability Period. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by any Borrower to, or entered into by such Borrower with, Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b)   Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by Issuing Bank) to Issuing Bank and Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension, but in any event no less than three Business Days) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by Issuing Bank, Borrower also shall submit a letter of credit application on Issuing Bank's standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed $5,000,000 and (ii) the sum of the total Revolving Credit Exposures shall not exceed the Aggregate Commitments.

(c)   Expiration Date. Each Letter of Credit shall expire (or be subject to termination by notice from the Issuing Bank to the beneficiary thereof) at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date.

(d)   Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of Issuing Bank or the Lenders, Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender's Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to Administrative Agent, for the account of Issuing Bank, such Lender's Applicable Percentage of each LC Disbursement made by Issuing Bank and not reimbursed by Borrowers on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to Borrowers for

any reason. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph with respect to Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)   Reimbursement. If Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, Borrowers shall reimburse such LC Disbursement by paying to Administrative Agent an amount equal to such LC Disbursement not later than 3:00 pm, New York City time, on (i) the Business Day that Borrowers receive such notice, if such notice is received prior to 10:00 a.m., New York City time, on the day of receipt, or (ii) the Business Day immediately following the day that Borrowers receive such notice, if such notice is not received prior to such time on the day of receipt; provided that, if such LC Disbursement is not less than $500,000 Borrowers may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.04 that such payment be financed with an ABR Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, Borrowers' obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Borrowing or Swingline Loan. If Borrowers fail to make such payment when due, Administrative Agent shall notify each Lender of the applicable LC Disbursement, the payment then due from Borrowers in respect thereof and such Lender's Applicable Percentage thereof. Promptly following receipt of such notice, each Lender shall pay to Administrative Agent its Applicable Percentage of the payment then due from Borrowers, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and Administrative Agent shall promptly pay to Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by Administrative Agent of any payment from Borrowers pursuant to this paragraph, Administrative Agent shall distribute such payment to Issuing Bank or, to the extent that the Lenders have made payments pursuant to this paragraph to reimburse Issuing Bank, then to such Lenders and Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse Issuing Bank for any LC Disbursement (other than the funding of ABR Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve any Borrower of its obligation to reimburse such LC Disbursement.

(f)   Obligations Absolute. Each Borrower's obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be joint and several, absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of

such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, any Borrower's obligations hereunder. Neither Administrative Agent, the Lenders nor Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of Issuing Bank; provided that the foregoing shall not be construed to excuse Issuing Bank from liability to Borrowers to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by Borrowers to the extent permitted by applicable law) suffered by Borrowers that are caused by Issuing Bank's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of Issuing Bank (as finally determined by a court of competent jurisdiction), Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g)   Disbursement Procedures. Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. Issuing Bank shall promptly notify Administrative Agent and Borrower by telephone (confirmed by telecopy) of such demand for payment and whether Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve Borrower of its obligation to reimburse Issuing Bank and the Lenders with respect to any such LC Disbursement.

(h)   Interim Interest. If Issuing Bank shall make any LC Disbursement, then, unless Borrowers shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that Borrowers reimburse such LC Disbursement, at the rate *per annum* then applicable to ABR Revolving Loans; provided that, if Borrowers fail to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.13 shall apply. Interest accrued pursuant to this paragraph shall be for the account of Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this

Section to reimburse Issuing Bank shall be for the account of such Lender to the extent of such payment.

(i) <u>Replacement of the Issuing Bank.</u> Issuing Bank may be replaced at any time by written agreement among Borrowers, Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. Administrative Agent shall notify the Lenders of any such replacement of Issuing Bank. At the time any such replacement shall become effective, Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.12(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term "Issuing Bank" shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j) <u>Cash Collateralization.</u> If any Event of Default shall occur and be continuing, on the Business Day that Borrowers receive notice from Administrative Agent or Required Lenders (or, if the maturity of the Loans has been accelerated, the Lenders with LC Exposure representing greater than 50.01% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, Borrowers shall deposit in an account with Administrative Agent, in the name of Administrative Agent and for the benefit of the Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; <u>provided</u> that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to Borrowers described in clause (f) or (g) of Article X. Such deposit shall be held by Administrative Agent as collateral for the payment and performance of the obligations of Borrowers under this Agreement. Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of Administrative Agent and at Borrowers' risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by Administrative Agent to reimburse Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of the Lenders with LC Exposure representing greater than 50.01% of the total LC Exposure), be applied to satisfy other obligations of Borrowers under this Agreement. If Borrowers are required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to Borrowers within three Business Days after all Events of Default have been cured or waived.

2.06. <u>Funding of Borrowings</u>.   iv) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, New York City time, to the account of Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided that Swingline Loans shall be made as provided in Section 2.04. Administrative Agent will make such Loans available to Borrowers by promptly crediting the amounts so received, in like funds, to an account maintained with Administrative Agent in New York City and designated by Borrowers in the applicable Borrowing Request; provided that ABR Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e) shall be remitted by Administrative Agent to Issuing Bank.

(b) Unless Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to Administrative Agent such Lender's share of such Borrowing, Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to Borrowers a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to Administrative Agent, then the applicable Lender and Borrowers severally agree to pay to Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to Borrowers to but excluding the date of payment to Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of Borrowers, the interest rate applicable to ABR Loans. If such Lender pays such amount to Administrative Agent, then such amount shall constitute such Lender's Loan included in such Borrowing.

2.07. <u>Interest Elections</u>.   v) Each Revolving Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar Revolving Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, Borrowers may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Revolving Borrowing, may elect Interest Periods therefor, all as provided in this Section. Borrowers may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Swingline Borrowings, which may not be converted or continued.

(b) To make an election pursuant to this Section, Borrowers shall notify Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if Borrowers were requesting a Revolving Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery, electronic delivery or telecopy to Administrative Agent of a written Interest Election Request in a form approved by Administrative Agent and signed by Borrowers.

(c)   Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i)   the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)   the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)   whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv)   if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period".

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then Borrowers shall be deemed to have selected an Interest Period of one month's duration.

(d)   Promptly following receipt of an Interest Election Request, Administrative Agent shall advise each Lender of the details thereof and of such Lender's portion of each resulting Borrowing.

(e)   If Borrowers fail to deliver a timely Interest Election Request with respect to a Eurodollar Revolving Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and Administrative Agent, at the request of the Required Lenders, so notifies Borrowers, then, so long as an Event of Default is continuing (i) no outstanding Revolving Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Revolving Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

2.08. Termination and Reduction of Commitments. vi) Unless previously terminated, the Commitments shall terminate on the Maturity Date.

(b)   Borrowers may at any time voluntarily terminate, or from time to time reduce, the Commitments; provided that (i) each reduction of the Aggregate Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000, except for a one time reduction in the Aggregate Commitments in connection with Borrowers' compliance with the covenant set forth in Section 8.07(b), which one time reduction may

be any lesser amount as necessary to comply with such covenant, and (ii) Borrowers shall not voluntarily terminate or reduce the Aggregate Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.09, Revolving Credit Exposures would exceed the Aggregate Commitments.

(c)   Aggregate Commitments shall be permanently reduced from time to time, as follows:

(i)   Net Proceeds. Upon the occurrence of a Casualty or Condemnation that results in (or could reasonably be expected to result in) a Material Property Event with respect to the applicable Collateral Property, by an amount equal to the Net Proceeds retained by Administrative Agent and applied to prepay the Loans in accordance with Sections 2.10(b)(ii) and 9.04(j); and

(ii)   Release of Collateral. (A) Simultaneously with any release of Collateral in accordance with Section 2.18(a)(i), by an amount equal to the Release Price of such Collateral Property, and (B) simultaneously with any release of Collateral in accordance Section 2.18(k), by an amount required to cause compliance, all as further set forth in such Section 2.18; provided that, if such release is obtained in connection with a Stepped Substitution, Aggregate Commitments shall not be permanently adjusted until the Substitution Date relating thereto when Aggregate Commitments will be permanently adjusted to the then existing Available Aggregate Commitment; and provided further that if any Borrower shall have initiated a Substitution in accordance with the terms and conditions of Section 2.21(e) and failed within three hundred sixty (360) days after the release of applicable Released Property to achieve the Substitution Date with respect to the applicable Proposed Substitute Property or shall have released a Subsequent Release Property such that less than seven Collateral Properties (subject to the Property Release Cap) remain in the Collateral, then Aggregate Commitments shall be permanently reduced by (1) an amount equal to the Release Price of the applicable Released Property, or (2) if greater, an amount that is required under Section 2.18, to comply with the requirements of Section 2.18(k).

If, after giving effect to any permanent reductions in Aggregate Commitments under this Section 2.08(c), Revolving Credit Exposures would exceed the Aggregate Commitments, then Borrowers shall repay Loans in accordance with Section 2.10(b)(i).

(d)   Borrowers shall notify Administrative Agent of any election or requirement to terminate or reduce the Commitments under paragraph (b) or (c) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by Borrowers pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by Borrowers may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by Borrowers (by notice to Administrative Agent on or prior to the specified

effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

2.09.   Repayment of Loans; Evidence of Debt. vii) Borrowers hereby unconditionally promise to pay (i) to Administrative Agent for the account of each Lender the then unpaid principal amount of each Revolving Loan on the Maturity Date and (ii) to Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of the Maturity Date and the first date after such Swingline Loan is made that is the 15th or last day of a calendar month and is at least three Business Days after such Swingline Loan is made; provided that on each date that a Revolving Borrowing is made, Borrowers shall repay all Swingline Loans then outstanding.

(b)   Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)   Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from Borrowers to each Lender hereunder and (iii) the amount of any sum received by Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

(d)   The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of Borrowers to repay the Loans in accordance with the terms of this Agreement.

2.10.   Prepayment of Loans.

(a)   Optional Prepayment: Borrowers shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with paragraph (c) of this Section.

(b)   Mandatory Prepayment:

(i)   If for any reason the Revolving Credit Exposures exceed the Aggregate Commitments (or in the case of a Substitution in accordance with Section 2.21(e), Available Aggregate Commitments) then in effect, Borrowers shall promptly (and in any event, within three (3) Business Days) repay Loans in an aggregate amount equal to such excess and shall give prior notice of such prepayment in accordance with paragraph (c) of this Section.

(ii)   If Administrative Agent shall determine under Section 9.04(j) that excess Net Proceeds are to be applied to repay Loans, Administrative Agent shall notify Borrowers of such amount, and Borrowers shall promptly (and in any event, within one Business Day) inform Administrative Agent of the Borrowings to which such prepayment shall be applied, in accordance with paragraph (c) of this Section.

(c)   Prior Notice: Borrowers shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, Swingline Lender) by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Revolving Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment, (ii) in the case of prepayment of an ABR Revolving Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of prepayment or (iii) in the case of prepayment of a Swingline Loan, not later than 12:00 noon, New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.08, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.08. Promptly following receipt of any such notice relating to a Revolving Borrowing, Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Revolving Borrowing shall be in an amount that would be permitted in the case of an advance of a Revolving Borrowing of the same Type as provided in Section 2.02, except to the extent required by Section 2.08(c) or in connection with a partial reduction of Aggregate Commitment permitted under Section 2.18. Each prepayment of a Revolving Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.12.

2.11.   Interest. viii) The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing, plus the Applicable Margin. The Loans comprising each ABR Borrowing (including each Swingline Loan) shall bear interest at the Alternate Base Rate plus the Applicable Margin.

(b)   Default Rate Interest.

(i)   If any amount of principal of any Loan is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)   If any amount (other than principal of any Loan) payable by Borrowers under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the request of Required Lenders (or automatically upon the entry or deemed entry of an order for relief with respect to any Borrower under any Debtor

Relief Laws) such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the applicable Default Rate to the fullest extent permitted by applicable Laws.

(iii)   Upon the request of Required Lenders, while any Event of Default exists, Borrowers shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(iv)   Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)   Interest on each Loan shall be due and payable in arrears on each Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.12.   <u>Fees</u>. ix) Borrowers jointly and severally agree to pay to Administrative Agent for the account of each Lender an unused fee, which shall accrue at the rate of 0.40% per annum on the average daily unused amount of the Commitment of such Lender during the period from and including Restatement Date to the last day of the Availability Period. Swingline Loans shall not be counted as usage of the Commitment for the purposes of calculating the unused fee. Accrued unused fees shall be payable in arrears on the last day of March, June, September and December of each year and on the date on which the Commitments terminate, commencing on the first such date to occur after the date hereof. All unused fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b)   Borrowers agree to pay (i) to Administrative Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Margin used to determine the interest rate applicable to Eurodollar Revolving Loans on the average daily amount of such Lender's LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Restatement Date to but excluding the later of the date on which such Lender's commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to Issuing Bank a fronting fee, which shall accrue at the rate of 0.125% *per annum* on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Restatement Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure, as well as Issuing Bank's standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Restatement Date; <u>provided</u> that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing

after the date on which the Commitments terminate shall be payable on demand. Any other fees payable to Issuing Bank pursuant to this paragraph shall be payable within ten (10) days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c)   Borrowers jointly and severally agree to pay to Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between Borrowers and Administrative Agent.

(d)   All fees payable hereunder shall be paid on the dates due in immediately available funds to Administrative Agent for its own account or for distribution to the Lenders (or to Issuing Bank, in the case of fees payable to it), as applicable. Fees paid shall not be refundable under any circumstances.

2.13.   Computation of Interest and Fees. All computations of interest for ABR Loans when the Alternate Base Rate is determined by the Prime Rate shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.10 bear interest for one day. Each determination by Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

2.14.   Evidence of Debt. The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by Administrative Agent in the ordinary course of business. The accounts or records maintained by Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Loans made by the Lenders to Borrowers and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of Borrowers hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of Administrative Agent in respect of such matters, the accounts and records of Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through Administrative Agent, Borrowers shall execute and deliver to such Lender (through Administrative Agent) a Note, which shall evidence such Lender's Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

2.15.   Payments Generally; Administrative Agent's Clawback. x) General. All payments to be made by Borrowers shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by Borrowers hereunder shall be made to Administrative Agent, for the account of the respective Lenders to which such payment is owed, at Administrative Agent's Office in Dollars and in

immediately available funds not later than 3:00 p.m. on the date specified herein. Administrative Agent will promptly distribute to each Lender its Applicable Percentage in respect of the Facility (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office. All payments received by Administrative Agent after 3:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by Borrowers shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected on computing interest or fees, as the case may be.

(b)   Presumption by Administrative Agent. Unless Administrative Agent shall have received notice from Borrowers prior to the time at which any payment is due to Administrative Agent for the account of the Lenders hereunder that Borrowers will not make such payment, Administrative Agent may assume that Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if Borrowers have not in fact made such payment, then each of the Lenders severally agree to repay to Administrative Agent forthwith on demand the amount so distributed to such Lender, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to Administrative Agent, at the greater of the Federal Funds Rate and a rate reasonably determined by Administrative Agent in accordance with banking industry rules on interbank compensation.

(c)   Obligations of the Lenders Several. The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 12.04(c) are several and not joint. The failure of any Lender to make any Loan, to make any payment under Section 12.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under Section 12.04(c).

(d)   Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(e)   Insufficient Funds. If at any time insufficient funds are received by and available to Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, toward payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

2.16.   Sharing of Payments by the Lenders. If any Lender (including any LC Issuer) shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of (a) Obligations in respect of the Facility due and payable to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the

amount of such Obligations due and payable to such Lender at such time to (ii) the aggregate amount of the Obligations in respect of the Facility due and payable to all Lenders hereunder and under the other Loan Documents at such time) of payments on account of the Obligations in respect of the Facility due and payable to all Lenders hereunder and under the other Loan Documents at such time obtained by all Lenders at such time or (b) Obligations in respect of the Facility owing (but not due and payable) to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing (but not due and payable) to such Lender at such time to (ii) the aggregate amount of the Obligations in respect of the Facility owing (but not due and payable) to all Lenders hereunder and under the other Loan Parties at such time) of payment on account of the Obligations in respect of the Facility owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time obtained by all of the Lenders at such time then the Lender receiving such greater proportion shall (a) notify Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans or LC Disbursements of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of Obligations then due and payable to the Lenders or owing (but not due and payable) to the Lenders, as the case may be, <u>provided</u> that:

> (i)   if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

> (ii)   the provisions of this Section shall not be construed to apply to (A) any payment made by Borrowers pursuant to and in accordance with the express terms of this Agreement or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to Borrowers or any Borrowers' Affiliates or Subsidiaries (as to which the provisions of this Section shall apply).

Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against any such Borrower's rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(c) *[funding swingline participations]*, 2.05(d) [*funding letter of credit participations*], 2.06(b) *[agent loan pre-funding]*, 2.15(d) *[agent pre-funding of borrower repayments]* or 12.04(c) *[lender indemnity]*, then Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by Administrative Agent for the account of such Lender for the benefit of Administrative Agent, Issuing Bank or Swingline Lender to satisfy such Lender's obligations to it under such Section until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such Section, in

the case of each of clauses (i) and (ii) above, in any order as determined by Administrative Agent in its discretion.

2.17. <u>Extension of Maturity Date</u>. So long as no Default or Event of Default has occurred and is continuing on the Stated Maturity Date that would otherwise have occurred without giving effect to such request (such date, the "Extension Effective Date"), Borrowers may on one occasion extend the Stated Maturity Date to a date that is not later than one (1) year after the applicable original Stated Maturity Date, upon:

(a) delivery of a Facility Extension Request to Administrative Agent and the Lenders at least thirty (30) days but no more than ninety (90) days, prior to the Stated Maturity Date;

(b) delivery to Administrative Agent and the Lenders of an Officer's Certificate, dated as of the Extension Effective Date, certifying that (i) all representations and warranties of Borrowers set forth in this Agreement shall be true and correct in all material respects as of the date on which Borrowers delivered the Facility Extension Request to Administrative Agent and on the Extension Effective Date, except to the extent such representations and warranties were made as of a specified date, in which case such representation and warranty shall have been true and correct as of such specified date; (ii) no Default or Event of Default has occurred and is continuing on the Extension Effective Date or after giving effect to any extension of the Stated Maturity Date on such date; and (iii) the calculations attached, and made in reasonable detail, support the determinations made in clauses (c) through (f), below;

(c) the Debt Service Coverage Ratio, calculated on a pro-forma basis as of the Extension Effective Date, shall equal or exceed 1.5 to 1.0, as evidenced by an Officer's Certificate delivered by Borrowers to Administrative Agent and the Lenders with supporting calculations, dated as of the Extension Effective Date;

(d) the Loan to Value Ratio for the Collateral Properties shall be no more than 55% based on updated Acceptable Appraisals prepared no more than one hundred twenty (120) days prior to the proposed Extension Effective Date (and after giving effect to any permanent reductions of the Aggregate Commitment that may be necessary to cause the Loan to Value Ratio to be equal to or less than 55%);

(e) (x) unrestricted cash and Permitted Investments of FelCor Trust and its Subsidiaries, unused and available Commitments and amounts available to be drawn under other credit facilities of FelCor Trust and its Subsidiaries shall equal or exceed (y) the sum of (A) the aggregate principal amount of all Recourse Indebtedness of FelCor Trust and its Subsidiaries (including, to the extent applicable, the outstanding principal amount of the Senior Secured Notes) that matures within one year of the Extension Effective Date, and (B) the aggregate amount of preferred, convertible or other securities of FelCor Trust and its Subsidiaries that require mandatory cash purchases, cash redemption or other cash payments within one-year of the Extension Effective Date;

(f)   the Loan Parties shall continue to be in pro forma compliance with the restrictions on indebtedness set forth in Section 4.03 of the Senior Secured Notes Indenture 2012;

(g)   payment to Administrative Agent for the benefit of the Lenders of a facility extension fee equal to three-tenths of one percent (0.30%) of the Aggregate Commitments as of the applicable Extension Effective Date (after giving effect to any permanent reduction of the Aggregate Commitments being made in connection with such Extension);

(h)   payment by Borrowers of all other reasonable fees and expenses to Administrative Agent and the Lenders to the extent then due as of the applicable Extension Effective Date; and

(i)   execution (and if required by local law, recordation) of any extension agreement in form as required by Administrative Agent with respect to each Collateral Property and endorsements and other assurances as Administrative Agent may reasonably require to conform the Title Policies (including "datedown" endorsements) and amendment to any Mortgages of the remaining Collateral Properties to reflect any change in respective Appraised Values of the Collateral Properties (together with payment by Borrowers of any fees or expenses, including any additional mortgage tax, in connection therewith).

The Extension shall be evidenced by delivery of written confirmation of the same by Administrative Agent to Borrowers. In no event shall the Maturity Date occur later than June 18, 2017. During the extended term of the Loans, all terms and conditions of the Loan Documents (other than the original Stated Maturity Date) shall continue to apply, except that Borrowers shall have no further right to extend the term of the Loans after the Extension.

2.18.   Collateral Property Releases. Subject to the Property Release Cap, Borrowers may obtain the release of a Collateral Property from the Lien of the Mortgage thereon (and related Collateral Documents) and the release of Borrowers' obligations under the Loan Documents with respect to such Collateral Property (other than those expressly stated to survive), but only upon the satisfaction of each of the following conditions:

(a)   Such release is in connection with (i) a sale or refinancing of such Collateral Property and (A) Administrative Agent shall have received evidence that such Collateral Property shall be conveyed to a Person other than a Borrower (in the case of a sale) or (B) that such Borrower is requesting a release from its role as a Borrower hereunder (either such release, a "Sale Triggered Release"), or (ii) the receipt of new Acceptable Appraisals for the Collateral Properties, as further described in clause (d)(ii)(y) below ("Appraisal Triggered Release");

(b)   (i) No Event of Default has occurred and is continuing, and no Default or Event of Default would exist after giving effect to the release of such Collateral Property, (ii) Borrowers, FelCor Trust and FelCor Op are in compliance, and after giving effect to the release of such Collateral Property, will be in compliance, with the covenants set forth in

the Senior Secured Notes Indenture 2012, and (iii) the release will not violate the terms of this Agreement or any other Loan Document or Senior Secured Notes Indenture;

(c)   Borrowers shall provide Administrative Agent and the Lenders with at least thirty (30) days but no more than sixty (60) days prior written notice of its request to obtain a release of the Collateral Property, which notice shall be revocable by Borrowers at any time prior to the effectiveness of such release; provided that if it becomes necessary to extend such anticipated release date despite Borrowers diligent efforts to close such release within such sixty (60) day period, such notice may be extended by Borrowers for up to two additional thirty (30) day periods and in connection with a Substitution, such longer period as may be reasonably required by Borrowers to comply with all deliverable requirements;

(d)   After giving effect to such release, the Loan to Value Ratio for the remaining Collateral Properties shall be (i) no greater than the Loan to Value Ratio in effect immediately prior to such release, and (ii) in any event, equal to or less than sixty percent (60%) (or during the Extension, fifty-five percent (55%)); in each case as determined based on (A) the Aggregate Commitments after such release and prepayment of Loans and permanent reduction of Commitments, and (B) the Appraised Value of all remaining Collateral Properties, where:

(x) in connection with a Sale Triggered Release, such Appraised Value shall be based on (1) Acceptable Appraisals for each of the Collateral Properties delivered in connection with the Restatement Date or the Extension Date, or, if more recent, (2) a new set of Acceptable Appraisals for each of the Collateral Properties otherwise obtained or delivered in accordance herewith; and

(y) in connection with an Appraisal Triggered Release, such Appraised Value (and the corresponding Allocated Loan Amount) shall be based on Acceptable Appraisals for each of the Collateral Properties prepared within six (6) months of the proposed release date of any such Collateral Property.

(e)   After giving effect to such release,

(i)   the remaining Collateral Properties shall be sufficient to result in a pro-forma Debt Service Coverage Ratio of not less than the Debt Service Coverage Ratio in effect immediately prior to such release (as determined based on (A) the Aggregate Commitments after such release and prepayment of Loans and permanent reduction of Commitments, and (B) the Net Operating Income of the remaining Collateral Properties); and

(ii)   no Collateral Property shall comprise more than twenty percent (20%) of the aggregate Net Operating Income of all the Collateral Properties as of the release date, except for the Mandalay Beach Property, the Miami Property, the Santa Monica Property, and (if applicable) the Charleston Property, the Net Operating

Income of each of which shall comprise less than twenty five percent (25%) of the aggregate Net Operating Income of all the Collateral Properties as of such release date.

(f)   Simultaneously with such release, Administrative Agent shall have received a wire transfer of immediately available federal funds in an amount equal to the Release Price for the applicable Collateral Property, to the extent required by Section 2.10(b)(i) (if Revolving Credit Exposure is then in excess of Aggregate Commitments, as a result of Aggregate Commitments being reduced in accordance with Section 2.08(c)(ii)), together with (i) all accrued and unpaid interest on the amount of principal being prepaid through and including the date of such prepayment, (ii) any amounts required to be paid pursuant to Section 4.05, if any, and (iii) all other sums due under this Agreement, the Notes or the other Loan Documents in connection with such release;

(g)   Borrowers shall submit to Administrative Agent, not less than five (5) days prior to the date of such release, (i) a release of Lien (and related Loan Documents) for such Collateral Property for execution by Administrative Agent in a form appropriate for recordation in the state in which such Collateral Property is located and shall contain standard provisions, if any, protecting the rights of Administrative Agent and the Lenders, (ii) all other documentation Administrative Agent reasonably requires to be delivered by Borrowers in connection with such release, (iii) an Officer's Certificate certifying that (A) such documentation is in compliance with all applicable Legal Requirements, (B) the release will not impair or otherwise adversely affect the Liens, security interests and other rights of Administrative Agent and the Lenders under the Loan Documents not being released (or as to the parties to the Loan Documents and Collateral Properties subject to the Loan Documents not being released), (C) the release is in compliance with clauses (d) and (e) above, together with computations in reasonable detail evidencing such compliance, and (D) (1) no Event of Default has occurred and is continuing, and no Default or Event of Default would exist after giving effect to the release of such Collateral Property; (2) Borrowers, FelCor Trust and FelCor Op are in compliance, and after giving effect to the release of such Collateral Property, will be in compliance, with the covenants set forth in the Senior Secured Notes Indenture 2012; and (3) the release will not violate the terms of this Agreement or any other Loan Document or Senior Secured Notes Indenture;

(h)   Based on the Allocated Loan Amounts of the remaining Collateral Properties, Administrative Agent may obtain at Borrowers' expense such additional endorsements to its title policies to reflect such revised valuations, as Administrative Agent may reasonably require;

(i)   Administrative Agent shall have received payment of all of its reasonable out of pocket costs and expenses, including due diligence review costs and reasonable counsel fees and disbursements incurred in connection with the release of such Collateral Property from the Lien of the applicable Mortgage and the review and approval of the documents and information required to be delivered in connection therewith;

(j)   Administrative Agent shall have received a true, correct and complete copy of the purchase agreement or refinancing loan agreement, as applicable; and

(k)   if Borrowers fail to meet the Loan to Value Ratio or the Debt Service Coverage Ratio tests set forth in clauses (d) and (e) above, Borrowers may partially reduce the Aggregate Commitments pursuant to Section 2.08(c) to comply with such tests.

2.19.   <u>Release on Payment in Full</u>.

Administrative Agent shall, upon the written request and at the expense of Borrowers, upon payment in full of all Obligations and the termination or expiration of all Commitments and any Letters of Credit, release the Lien of the Mortgages and any other Loan Document on each Collateral Property not theretofore released.

2.20.   <u>Incremental Commitments</u>.

(a)   Borrowers may, by written notice to Administrative Agent on up to two (2) occasions during the period from the Restatement Date to the Extension Effective Date, request incremental Commitments in an amount not to exceed the aggregate amount of $15,000,000 from one or more additional Lenders (which may include any existing Lender) willing to provide such incremental Commitments in their own discretion; provided, that each incremental Lender shall be subject to the approval of Administrative Agent (which approval shall not be unreasonably withheld) unless such incremental Lender is a Lender, an Affiliate of a Lender or an Approved Fund. Such notice shall set forth (i) the amount of the incremental Commitments being requested, (ii) the aggregate amount of all incremental Commitments, which when taken together with all other incremental Commitments, shall not exceed $15,000,000 in the aggregate (the "Incremental Limit"), and (iii) the date on which such incremental Commitments are requested to become effective (the "Increased Amount Date").   Administrative Agent and/or its Affiliates shall use commercially reasonable efforts, with the assistance of Borrowers, to arrange a syndicate of Lenders willing to hold the requested incremental Commitments.

(b)   Borrowers and each incremental Lender shall execute and deliver to Administrative Agent such documentation as Administrative Agent shall reasonably specify to evidence the incremental Commitment of such incremental Lender.   Each such documentation shall specify the terms of the applicable incremental Commitments; provided, that from and after the effectiveness of each amendment or other documentation, the associated incremental Commitments shall thereafter be Commitments with the same terms as the Commitments (including as to pricing and maturity). Each of the parties hereto hereby agrees that, upon the effectiveness of any such documentation, this Agreement shall be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the incremental Commitments evidenced thereby, and new Notes shall be issued and Borrowers shall make such borrowings and repayments as shall be necessary to effect the reallocation of the Commitments, in each case without the consent of the Lenders other than those Lenders with incremental Commitments. The fees payable by Borrowers upon any such incremental Commitments shall be agreed upon by Administrative Agent, the Lenders

with incremental Commitments and Borrowers at the time of such increase. Nothing in this Section 2.20 shall constitute or be deemed to constitute an agreement by any Lender to increase its Commitments hereunder.

(c)   Notwithstanding the foregoing, no incremental Commitment shall become effective under this Section 2.20 unless (i) on the date of such effectiveness, the conditions set forth in Section 5.02 shall be satisfied and Administrative Agent shall have received a certificate to that effect dated such date and executed by a Responsible Officer of Borrowers, (ii) Administrative Agent shall have received customary legal opinions, board resolutions and other customary closing certificates and documentation as required by the relevant amendment or other documentation consistent with those delivered on the Original Closing Date under Section 5.01 and such additional customary documents and filings as Administrative Agent may reasonably require, including amendments to Mortgages and date downs to, and incremental increases in the amounts of coverage under, the various Title Policies, and (iii) Borrowers shall be in pro forma compliance with the covenants set forth in Section 8.07 and the Loan to Value Ratio for all of the Collateral Properties, shall be no more than sixty percent (60%), in each case after giving effect to such incremental Commitments, the Loans to be made thereunder and the application of the proceeds therefrom as if made and applied on such date, and Administrative Agent shall have received a certificate to that effect dated such date and executed by a Responsible Officer of Borrowers, showing such calculations in reasonable detail.

(d)   Each of the parties hereto hereby agrees that the Administrative Agent may take any and all action as may be reasonably necessary to ensure that all Loans in respect of incremental Commitments, when originally made, are included in each Borrowing of outstanding Loans on a pro rata basis. Borrowers agree that Section 4.05 shall apply to any conversion of Eurodollar Loans to ABR Loans reasonably required by the Lenders to effect the foregoing.

(e)   Without limitation of the foregoing, Borrowers may add additional Collateral Property in accordance with the requirements of Section 2.21 (including the consent of Required Lenders), and obtain an incremental Commitment to finance such new Collateral Property.

2.21.   <u>Collateral Property Substitution</u>. From the Restatement Date through the Maturity Date, subject to the Property Release Cap, Borrowers may cause Administrative Agent to release a Collateral Property from the Collateral pursuant to Section 2.18, and replace it with a Proposed Substitute Property, subject to the terms and conditions of Section 2.18 and this Section 2.21, as follows (each Collateral Property so released, a "Released Property"):

(a)   A Borrower may propose a Substitution by sending written notification to Administrative Agent, describing such Proposed Substitute Property and proposed Released Property generally, and requesting that Administrative Agent order an Acceptable Appraisal of the Proposed Substitute Property; provided that in the case of a Stepped Substitution, such notice may be sent at a later date as contemplated in Section 2.21(e).

(b)   Upon receipt by Administrative Agent of the Acceptable Appraisal for such Proposed Substitute Property (the date of such receipt, the "Substitute Appraisal Date"), the applicable Borrower shall deliver to Administrative Agent the following diligence materials and documentation, each of which shall be in form and substance satisfactory to Administrative Agent, and each of which shall have been delivered prior to the release of the Released Property, except as permitted by clause (e) below:

(i)   an overview of such Proposed Substitute Property with historical financial information and summary property information consistent with information historically provided for Collateral Property;

(ii)   an Environmental Report of such Proposed Substitute Property, dated not more than sixty (60) days prior to the Substitute Appraisal Date;

(iii)   a Physical Condition Report of such Proposed Substitute Property, dated not more sixty (60) days prior to the Substitute Appraisal Date;

(iv)   an original ALTA survey of such Proposed Substitute Property and improvements thereon, dated not more than sixty (60) days prior to the Substitute Appraisal Date;

(v)   a Flood Insurance Policy for such Proposed Substitute Property in an amount required by Administrative Agent, but in no event less than the amount sufficient to meet the requirements of applicable law and the Flood Insurance Acts, or evidence satisfactory to Administrative Agent that no portion of such Proposed Substitute Property is located within a one hundred year flood plain or in a flood hazard area as defined by the Federal Insurance Administration and appropriate flood certificates acceptable to Administrative Agent;

(vi)   true and correct copies of all Major Leases, Operating Leases and Ground Leases, applicable to such Proposed Substitute Property;

(vii)   a Management Agreement with a Qualified Manager and any Franchise Agreement, applicable to such Proposed Substitute Property;

(viii)   a Title Policy or a Title Policy Commitment (or a Title Policy promulgated by the Laws of the state in which such Proposed Substitute Property is located if an ALTA insurance policy is not available); and

(ix)   evidence that all insurance required to be maintained for such Proposed Substitute Property pursuant to the Loan Documents has been obtained and is in effect.

Administrative Agent will make such materials available to the Lenders. In addition to the materials referenced above, Administrative Agent may request any diligence materials and documentation it deems reasonably necessary to evaluate such

Proposed Substitute Property. At any reasonable time, with reasonable prior notice, Administrative Agent shall be permitted to visit and view the Proposed Substitute Property at the expense of Borrowers.

(c)   The effectiveness of the Substitution (the date of such effectiveness, the "Substitution Date"), or in the case of a two-step Substitution under clause (e) below (a "Stepped Substitution"), the effectiveness of the addition of the Substitute Property as Collateral Property (the date of such addition, also referred here to herein as the Substitution Date); shall in each case be subject to the receipt by Administrative Agent of the materials specified in clauses (a) and (b) above, and:

(i)   receipt by Administrative Agent of an Officer's Certificate dated as of the Substitution Date (each such date, a "Certification Date") certifying:

(A)   Calculations of the pro forma Loan to Value Ratio for all remaining Collateral Properties (after giving effect to the Substitution) as of the Certification Date, which show a Loan to Value Ratio no greater than sixty percent (60%) (or during the Extension, equal to or less than fifty-five percent (55%));

(B)   Calculations of the pro forma Debt Service Coverage Ratio, as of the Certification Date, which show a Debt Service Coverage Ratio not less than 1.40:1.00 (or during the Extension, 1.50:1.00);

(C)   Pro forma compliance with the restrictions on indebtedness set forth in Section 4.03 of the Senior Secured Notes Indenture 2012;

(D)   That no Collateral Property comprises more than twenty percent (20%) of the aggregate Net Operating Income of all the remaining Collateral Properties, except for the Mandalay Beach Property, the Miami Property, the Santa Monica Property, and (if applicable) the Charleston Property, the Net Operating Income of each of which comprises less than twenty-five percent (25%), in each case, as of the Certification Date, after giving effect to the Substitution;

(E)   That the representations and warranties set forth in Article VI, as of the Certification Date (except to the extent that such representations and warranties expressly speak as of a different date) (1) are true and correct as they apply to the Substitute Properties and (2) are true and correct in all material respects (unless such representations are qualified as to "materiality", "Material Adverse Effect" or with similar language, in which case such representations shall be true in all respects) as they apply to all the other Collateral Property; and that no Material Property Event shall have occurred and be continuing, in each case after giving effect to the Substitution;

(F)   That each Substitute Property complies with the covenants set forth in Articles VII, VIII and IX; and

(G)   As of the Substitution Date (x) immediately prior to and (y) after giving effect to the Substitution, that: (1) no Default or Event of Default has occurred and is continuing or would occur as result of the Substitution; (2) Borrowers, FelCor Trust and FelCor Op are in compliance, and will be in compliance (after giving effect to the Substitution), with the covenants set forth in the Senior Secured Notes Indenture 2012, and (3) the Substitution will not violate the terms of this Agreement or any other Loan Document or any Senior Secured Notes Indenture;

if Borrowers fail to meet the Loan to Value Ratio or the Debt Service Coverage Ratio tests set forth in clauses (A) or (B) above, Borrowers may partially reduce the Aggregate Commitments pursuant to Section 2.08(b) to comply with such tests.

(ii)   delivery of all collateral documentation substantially similar to the Loan Documents executed and delivered by Borrowers on the Original Closing Date for each Collateral Property, with respect to such Proposed Substitute Property (including, without limitation, a first lien Mortgage, a subordination, nondisturbance and attornment agreement relating to any Management Agreement and a comfort letter relating to any Franchise Agreement for such Proposed Substitute Property, opinions, and a revised Schedule 6.15) and, if applicable, any additional Borrower added pursuant to Section 2.21(f) (including, without limitation, a pledge agreement relating to the equity interests in such new Borrower), and such other assurances, certificates, documents, title insurance, surveys, consents or opinions as Administrative Agent or the Required Lenders may reasonably require.

(iii)   the consent of Administrative Agent with respect to the Proposed Substitute Property (and the consent of the Required Lenders if the Proposed Substitute Property is an Unidentified Substitute Property), provided that Administrative Agent (and the Required Lenders, if applicable) shall be given at least (x) sixty (60) days after receipt of all documents listed in Section 2.21(a) and (b) and (y) twenty (20) days (running concurrently with the final days of the diligence period in clause (x)) after receipt of all documents listed in Section 2.21(c)(ii) and a draft of the Officer's Certificate to be delivered under Section 2.21(c)(i), above to evaluate any diligence materials and the applicable Borrower's written proposal and to determine whether to consent to such Substitute Property. To obtain Required Lenders' consent or approval under this Section 2.21(c)(iii), the Proposed Substitute Property shall be deemed approved if (A) at any time during the 20‑day period referenced in clause (y) above, Borrowers deliver to each Lender a written request for such approval marked in bold lettering with the following language: EACH LENDER'S RESPONSE IS REQUIRED WITHIN TWENTY (20) DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A REVOLVING CREDIT AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (B) Administrative Agent shall have

failed to receive notice of approval or disapproval within such twenty (20) days following the Lenders' receipt of Borrowers' written request for approval of such proposed Substitution. Any consent granted by Administrative Agent (and the Required Lenders, if applicable) shall be automatically revoked if the Substitution Date with respect to such Substitute Property has not occurred within sixty (60) days of the date on which such consent was granted.

(iv) payment by Borrowers of all other reasonable fees and expenses to Administrative Agent and the Lenders relating to the Substitution or otherwise then due and payable; provided that, for avoidance of doubt, no consent fee shall be due and payable for a Substitution made in accordance with the terms of this Section.

(d) When all other conditions to the Substitution Date have been satisfied, Administrative Agent shall notify Borrowers and the Lenders and file the Mortgage and make any other applicable filings, and as of the effective date of such notice and filings, the Substitute Property shall become Collateral Property hereunder. The parties hereto agree that Administrative Agent and Borrowers may, subject to the foregoing requirements, and without the further consent of any other Lender, effect any amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of Administrative Agent and Borrowers, to effect the Substitutions and that Administrative Agent may amend Schedule X to reflect such Substitute Property in the Allocated Loan Amount (and in the case of a Substitution that adds a new Borrower pursuant to Section 2.21(f), to add such entity as a Borrower) and amend all other schedules and add additional schedules to add such Proposed Substitute Property or new Borrower as necessary and appropriate. Prior to such amendment, the parties hereto agree that this Agreement shall be deemed to be amended as of such Substitution Date to include the Substitute Property as necessary throughout, and as of such Substitution Date (or in the case of a Stepped Substitution, as of the date of the release of the Released Property, and as of the Substitution Date) to remove references to the Released Property except in those sections of the Agreement, in which indemnification obligations or other liabilities of Borrowers or Guarantors relating to the Released Property would typically survive the termination of the Credit Agreement, where such provisions shall apply to both the Released Property and the Substitute Property.

(e) Notwithstanding the foregoing, upon the written request of Borrowers, Borrowers may have up to three hundred sixty (360) days after the release of a Released Property to complete the transfer of the applicable Proposed Substitute Property(ies) to the applicable Borrowers, to perfect the security interests of Administrative Agent therein, and to cause the Substitution Date to occur with respect thereto; provided that at all times during such period there shall be no fewer than seven Collateral Properties as Collateral; if such number drops below seven, any Released Property for which Substitution has not yet occurred shall be deemed permanently released under Section 2.18, and any payments required by Section 2.18(f) shall be immediately due and payable.

(f)   To the extent that any Proposed Substitute Property is held by a special purpose entity that is a Delaware limited liability company (or other entity formed in the United States) prior to the transfer, Borrowers may elect to cause such entity to become an additional Borrower hereunder, by delivering notice of such election to Administrative Agent, and, in addition to documents listed in Section 2.21(a) and (b), such other due diligence materials as Administrative Agent or the Lenders may reasonably request relating to the identity of such special purpose entity, including without limitation, such legal opinions as requested.

ARTICLE III

CASH MANAGEMENT

3.01.   Establishment of Accounts.

(a)   Each Owner or Operating Lessee, as applicable, shall cause the Manager to establish one or more accounts (the "Property Accounts"), and to establish or identify one or more Manager Accounts, into which the applicable Borrower shall, and shall direct each Manager to deposit all Gross Income from Operations (together with any other revenue received by Borrowers). Each Property Account will be held in the name of a Borrower for the benefit of Administrative Agent and each Manager Account will be held in the name of Manager. In no case shall any Borrower originate any instructions with respect to any Property Account or Manager Account. Borrowers agree that Administrative Agent has entered into an agreement with each Manager, pursuant to which each Manager has agreed to comply with instructions originated by Administrative Agent (upon notice by Administrative Agent of the occurrence of an Event of Default) directing disposition of the funds owed to Borrowers under the Management Agreements without further consent by Borrowers. Schedule 3.01(a) lists each Property Account by account number and institution.

(b)   Upon an Event of Default, Administrative Agent, Borrowers (or Administrative Agent on behalf of Borrowers, under its power of attorney granted pursuant to Section 3.10 below) and Lockbox Bank shall complete and execute all paperwork to establish an account with Lockbox Bank (the "Lockbox Account"), which agreement: (i) shall be in form and substance mutually (and reasonably, in the case of Borrowers) satisfactory to Administrative Agent and Borrowers, (ii) shall provide that Lockbox Bank will comply with instructions originated by Administrative Agent for the benefit of Secured Parties directing disposition of the funds in the Lockbox Account without further consent by Borrowers (the "Lockbox Account Agreement"), and (iii) shall be effective immediately. During any Lockbox Period, after receipt of notice from Administrative Agent, each Manager shall transfer all amounts that would have otherwise been transferred to Borrowers under the Management Agreements, on a weekly basis into the Lockbox Account in accordance with Section 3.05; provided that in the first sixty (60) days of such Lockbox Period, Manager shall be permitted to transfer such funds on the 8th day of each month occurring therein, in place of the weekly transfers during such period.

(c)   In addition, Administrative Agent shall cause the Lockbox Bank to establish the following Accounts (which may be book entry sub-accounts, collectively, the "Reserve Accounts") into which during any Lockbox Period amounts in the Lockbox Account shall be deposited or allocated in accordance with Section 3.06(a):

(i)   An account with Lockbox Bank into which the Monthly Tax Deposit, if any, shall be deposited (the "Tax Account");

(ii)   An account with Lockbox Bank into which the Monthly Insurance Premium Deposit, if any, shall be deposited (the "Insurance Premium Account"); and

(iii)   An account with Lockbox Bank into which the Monthly Capital Expenditures Reserve Deposit, if any, shall be deposited (the "Capital Expenditures Reserve Account").

(d)   Each Borrower and Manager shall (and each Operating Lessee shall direct the applicable Manager to) deposit all Accounts Receivable for each Collateral Property, any other Gross Income from Operations and any other revenue relating to the Collateral Properties received or collected by such Borrower or Manager (on behalf of a Borrower) into the applicable Property Account or a Manager Account. For so long as any Obligations are outstanding, no Borrower nor any other Person shall maintain any other accounts (other than property level petty cash or similar type accounts at each Collateral Property with a total aggregate balance of less than $125,000 for all Collateral Properties other than the Property Accounts and Manager Accounts (each of which petty cash, Property Accounts and Manager Accounts shall be controlled by the respective Manager), into which revenues from the ownership and operation of the Collateral Properties are deposited). No Borrower nor any other Person shall (A) open any other such account with respect to the deposit of income in connection with the Collateral Properties or (B) direct any existing or future third party payors to make payments in any manner other than as set forth in this Section 3.01 (d), without the prior written consent of Administrative Agent.

(e)   Any Gross Income from Operations from the Collateral Properties held by Borrowers or Managers shall be deemed to be Collateral and shall be held in trust by such Person for the benefit, and as the property, of Administrative Agent for the benefit of the Secured Parties and shall not be commingled with any other funds or property of Borrowers or Managers, except as contemplated by the Management Agreements.

3.02.   Account Name.

(a)   The Accounts (other than the Manager Account, the Lockbox Account and each Reserve Account) shall each be in the name of a Borrower for the benefit of Administrative Agent. Each Reserve Account and the Lockbox Account shall be in the name of Administrative Agent for the benefit of the Secured Parties.

(b)   In the event Administrative Agent is replaced, each Borrower acknowledges that each Reserve Account and the Lockbox Account shall be changed to be in the name of such new Administrative Agent.

3.03.   Eligible Accounts.

Each Borrower shall, and each Borrower shall cause the applicable Manager and Eligible Institution holding such Account to, maintain each Property Account and Manager Account as an Eligible Account. Administrative Agent shall cause the applicable Eligible Institution holding the Lockbox Account to maintain such Account as an Eligible Account. If any Bank holding a Property Account or a Manager Account shall cease to be an Eligible Institution, provided a Lockbox Period is not then in effect, upon notification from Administrative Agent, Borrowers and Manager shall select an Eligible Institution as a replacement therefore, subject to Administrative Agent's approval. If a Lockbox Period is in effect, Administrative Agent (in consultation with Managers, as applicable) may select the Eligible Institution that shall act as the replacement. Borrowers shall promptly, and in any event within three (3) Business Days of learning that any Bank holding such Accounts has ceased to be an Eligible Institution, give notice thereof to Administrative Agent.

3.04.   Permitted Investments.

Borrowers acknowledge that the only Permitted Investment which the Lockbox Bank may offer on the Lockbox Account and any Reserve Accounts is an interest bearing escrow account (bearing interest at a money market rate as determined by the Lockbox Bank). Administrative Agent and the Lenders shall not be liable for any loss sustained on the investment of any funds deposited in the Accounts. All income earned from Permitted Investments shall be for the account of Borrowers. Borrowers hereby irrevocably authorize and direct the applicable Eligible Institution to hold any income earned from Permitted Investments as part of the Accounts. Borrowers shall be responsible for payment of any federal, state or local income or other tax applicable to income earned from Permitted Investments.

3.05.   Transfers from Account. Borrowers shall cause each Manager to transfer funds from the Property Account and the Manager Accounts:

(i)   if not in a Lockbox Period, to Borrowers pursuant to the applicable Management Agreement;

(ii)   during any Lockbox Period, as directed in writing by Administrative Agent, after payment of Property related expenses in accordance with the Management Agreements (other than any Incentive Management Fees) to the Lockbox Account.

3.06.   Transfer To and Disbursements from the Lockbox Account. Administrative Agent and Borrowers agree that during the continuance of a Lockbox Period, the following provisions shall apply (in accordance with the Lockbox Account Agreement):

(a)   During any Lockbox Period (but prior to enforcement by Administrative Agent following an Event of Default, as set forth in Section 3.10 below), on the date that is five days after each Payment Date (and if such day is not a Business Day then the preceding day which is a Business Day), the Lockbox Bank shall withdraw, disburse and reserve funds in the Lockbox Account and the applicable Reserve Accounts, in the following order of priority:

    (i)   First:

        (1)   the Lockbox Bank shall: (A) transfer the Monthly Tax Deposit from the Lockbox Account to the Tax Account, and (B) disburse from the Tax Account, funds sufficient to pay Taxes and Other Charges then due and payable, in accordance with the Approved Annual Budget for such calendar month (or such other amount as may be approved by Administrative Agent) to Administrative Agent to pay such expenses;

        (2)   the Lockbox Bank shall: (A) transfer an amount equal to the Monthly Insurance Premium Deposit from the Lockbox Account to the Insurance Premium Account, and (B) disburse from the Insurance Premium Account, the Insurance Premiums then due and payable to FelCor Trust to pay Borrowers' pro rata portion of such expenses under the blanket insurance coverage policy by FelCor Trust, which disbursement shall be made upon evidence from FelCor Trust of payment of such Insurance Premiums, provided that if Borrowers shall have ceased to participate in such blanket insurance coverage policy, amounts in the Insurance Premium Account may be withdrawn by Administrative Agent to make payments of any Insurance Premiums then due and payable;

        (3)   the Lockbox Bank shall: (A) transfer the Monthly Capital Expenditures Reserve Deposit from the Lockbox Account to the Capital Expenditures Reserve Account, and (B) disburse funds from the Capital Expenditures Reserve Account to Borrowers (or to Manager to fund the "Capital Renewals Reserve" (as defined under the Management Agreements), if required under either of the Management Agreements) at the direction of Administrative Agent, which direction shall permit disbursement of funds sufficient to pay for any FF&E Expenditures (other than costs set forth on Schedule 9.05) submitted by Borrowers in accordance with the Approved Annual Budget (and such other amounts as approved by Administrative Agent in its discretion), which Borrowers submission shall include any documentation required by the Lockbox Account Agreement;

    (ii)   Second, the Lockbox Bank shall disburse funds sufficient to pay the Debt Service related to the Obligations from the Lockbox Account to Administrative Agent for application to Debt Service;

(iii)   Third, the Lockbox Bank shall disburse to itself funds sufficient to pay for customary and reasonable fees and expenses incurred in connection with this Agreement and the accounts established hereunder; and

(iv)   Fourth, disburse to Administrative Agent, funds sufficient for Administrative Agent to pay any Incentive Management Fees then due and payable upon Administrative Agent's receipt of satisfactory invoices from the Managers.

(b)   Any amounts remaining in the Lockbox Account after the fundings above (and other than the amounts specifically reserved as set forth above) during any Lockbox Period shall accrue and shall be available in the following month to make such payments or fill such reserve deficiencies, and shall be held by the Lockbox Bank on behalf of the Secured Parties, as additional security for the Obligations.

(c)   Administrative Agent shall give Borrowers notice of any shortfall of cash available in the Lockbox Account to satisfy the various payments and reserves set forth in Section 3.06(a), and Borrowers shall confirm whether it will deposit additional cash into such Lockbox Account or specific Reserve Accounts through additional investments by FelCor Trust in Borrowers or otherwise by the date that is five (5) Business Days prior to the date on which such payment is due.

3.07.   Lockbox Trigger Event Cure.

Upon the occurrence of a Lockbox Trigger Event Cure, and acceptance of such cure by Administrative Agent (such acceptance not to be unreasonably withheld or delayed so long as no Default then exists, the Loan has not been accelerated, and Administrative Agent or the Lenders have not moved for a receiver or commenced foreclosure proceedings), the Lockbox Trigger Event shall be deemed cured. In such event, such Lockbox Period shall terminate and any funds contained in the Lockbox Account not otherwise applied or disbursed by Administrative Agent in accordance with this Agreement or the other Loan Documents, shall be distributed to Borrowers, so long as no Event of Default would result therefrom.

3.08.   Control.

Borrowers acknowledge and agree that (i) the Accounts (other than the Property Accounts and the Manager Accounts) are subject to the sole dominion, control and discretion of Administrative Agent (for the benefit of the Secured Parties), its authorized agents or designees, including Lockbox Bank, subject to the terms hereof; and Borrowers shall have no right of withdrawal with respect to any Account except as provided herein, as set forth in the Management Agreements as amended by that certain Manager's Consent and Subordination of Management Agreement relating to each Management Agreement or with the prior written consent of Administrative Agent, and (ii) pursuant to the Management Agreements and Lockbox Agreement, once effective, Manager and the Lockbox Bank shall comply with instructions originated by Administrative Agent for the benefit of the Secured Parties directing disposition of the funds in such Account without further consent by Borrowers.

3.09.   Security Interest.

Without limitation of the grants set forth in the Mortgages, Borrowers hereby grant to Administrative Agent for the benefit of the Secured Parties a first priority security interest in all of its right title and interest in and to each of the Accounts and the Account Collateral, whether now existing or hereafter acquired, and any and all monies now or hereafter deposited in each Reserve Fund and related Accounts; in each case as additional security for the Obligations.

3.10.   Rights on Default.

Notwithstanding anything to the contrary in this Article III, upon the occurrence of an Event of Default, Administrative Agent shall promptly notify each Manager and Lockbox Bank in writing of such Event of Default and (a) Borrowers shall have no further right in respect of (including, without limitation, the right to instruct any Lockbox Bank or Manager to transfer from) the Accounts, (b) Administrative Agent may direct Lockbox Account to liquidate and transfer any amounts then invested in Permitted Investments to the Accounts or reinvest such amounts in other Permitted Investments as Administrative Agent may determine is necessary to perfect or protect any security interest granted or purported to be granted hereby or pursuant to the other Loan Documents or to enable Lockbox Bank, as agent for Administrative Agent, or Administrative Agent to exercise and enforce Administrative Agent's or the Lenders rights and remedies hereunder or under any other Loan Document with respect to any Account or any Account Collateral, (c) Administrative Agent is authorized to endorse, in the name of the applicable Borrower, any item howsoever received by Administrative Agent, representing any payment on or other proceeds of any Account Collateral, and (d) Administrative Agent shall have all rights and remedies with respect to the Accounts and the amounts on deposit therein and the Account Collateral as described in this Agreement and in the Mortgages, in addition to all of the rights and remedies available to a secured party under the UCC, and, notwithstanding anything to the contrary contained in this Agreement or in the Mortgages, Administrative Agent may apply the amounts of such Accounts as Administrative Agent determines in its sole discretion including, but not limited to, payment of the Obligations.

Upon the occurrence of an Event of Default, each Borrower hereby appoints Administrative Agent (and any Person Administrative Agent may designate) as its attorney-in-fact to accomplish the purposes of this Article III hereof, including without limitation the entry into a Lockbox Agreement under Section 3.01(b) hereof, and taking any action and executing or completing any instrument that Administrative Agent may reasonably deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest.

3.11.   Financing Statement; Further Assurances.

Borrowers hereby authorize Administrative Agent to file a financing statement or statements under the UCC in connection with any of the Accounts and the Account Collateral with respect thereto in the form required to properly perfect the security interest of the Secured Parties therein. Borrowers agree that at any time and from time to time, at the expense of Borrowers, Borrowers will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that Administrative Agent may request, in

order to perfect and protect any security interest granted or purported to be granted hereby (including, without limitation, any security interest in and to any Permitted Investments) or to enable Lockbox Bank or Administrative Agent to exercise and enforce its rights and remedies hereunder with respect to any Account or Account Collateral.

3.12. <u>Borrowers Obligations Not Affected</u>.

The insufficiency of funds on deposit in the Accounts shall not absolve Borrowers of the obligation to make any payments, as and when due pursuant to this Agreement and the other Loan Documents, and such obligations shall be separate and independent, and not conditioned on any event or circumstance whatsoever.

3.13. <u>Deposit Accounts</u>. With respect to each Account, each Borrower represents, covenants and agrees that:

(a) This Agreement, the Mortgages, and the Lockbox Agreement, taken together, shall create valid and continuing security interests (as defined in the UCC) in the Accounts, in favor of the Secured Parties, which security interests shall be prior to all other Liens and are enforceable as such against creditors of and purchasers from Borrowers;

(b) The Accounts, shall each constitute "deposit accounts" within the meaning of the applicable UCC;

(c) The applicable Borrower owns and has good and marketable title to its Accounts, free and clear of any Lien or claim of any Person (other than Administrative Agent) and the applicable Manager (under the applicable Management Agreement);

(d) Other than the security interest granted to Administrative Agent for the benefit of the Secured Parties pursuant to this Agreement, the Mortgages and the agreement with Manager with respect to the Property Account and the Manager Accounts, no Borrower has pledged, assigned, or sold, granted a security interest in, or otherwise conveyed, any of the Accounts;

(e) The Accounts are not in the name of any Person other than a Borrower, a Manager (under the applicable Management Agreement) or Administrative Agent; and

(f) No Borrower has authorized (or will authorize) the banks maintaining the Accounts to comply with instructions of any Person other than the applicable Manager (under its Management Agreement, solely with respect to the Property Account and the Manager Accounts) and Administrative Agent during a Lockbox Period.

ARTICLE IV

TAXES, YIELD PROTECTION AND ILLEGALITY

4.01. <u>Taxes</u>.

(a)   Payments Free of Taxes. Any and all payments by or on account of any obligation of any Borrowers under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by Borrowers shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 4.01) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b)   Payment of Other Taxes by Borrowers. Borrowers shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of Administrative Agent timely reimburse it for, Other Taxes.

(c)   Evidence of Payments. As soon as practicable after any payment of Taxes by Borrowers to a Governmental Authority pursuant to this Section 4.01, Borrowers shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent.

(d)   Indemnification by Borrowers. Borrowers shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by a Lender (with a copy to Administrative Agent), or by Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e)   Indemnification by the Lenders. Each Lender shall severally indemnify Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that Borrowers have not already indemnified Administrative Agent for such Indemnified Taxes and without limiting the obligation of Borrowers to do so), (ii) any Taxes attributable to such Lender's failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by

Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by Administrative Agent to the Lender from any other source against any amount due to Administrative Agent under this paragraph (e).

(f)   Status of the Lenders.

(i)   Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to Borrowers and Administrative Agent, at the time or times reasonably requested by Borrowers or Administrative Agent, such properly completed and executed documentation reasonably requested by Borrowers or Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrowers or Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrowers or Administrative Agent as will enable Borrowers or Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 4.01(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)   Without limiting the generality of the foregoing, in the event that any Borrower is a U.S. Person,

(A)   any Lender that is a U.S. Person shall deliver to such Borrower (s) and Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrowers or Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B)   any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrowers and Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrowers or Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals

78

of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(2) executed originals of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit J-1 to the effect that such Foreign Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of Borrowers within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "U.S. Tax Compliance Certificate") and (y) executed originals of IRS Form W-8BEN; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit J-2 or Exhibit J-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit J-4 on behalf of each such direct and indirect partner;

(C)   any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrowers and Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrowers or Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit Borrowers or Administrative Agent to determine the withholding or deduction required to be made; and

(D)   if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such

79

Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to Borrowers and Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrowers or Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Borrowers or Administrative Agent as may be necessary for Borrowers and Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Borrowers and Administrative Agent in writing of its legal inability to do so.

(g)   Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 4.01 (including by the payment of additional amounts pursuant to this Section 4.01), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 4.01 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h)   Survival. Each party's obligations under this Section 4.01 shall survive the resignation or replacement of Administrative Agent or any assignment of rights by, or the

replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

(i)   Defined Terms. For purposes of this Section 4.01, the term "Lender" includes any Issuing Bank and the term "applicable law" includes FATCA.

4.02.   Illegality. If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurodollar Loans, or to determine or charge interest rates based upon the Adjusted LIBO Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to Borrowers through Administrative Agent, any obligation of such Lender to make or continue Eurodollar Loans or to convert ABR Loans to Eurodollar Loans shall be suspended until such Lender notifies Administrative Agent and Borrowers that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, Borrowers shall, upon demand from such Lender (with a copy to Administrative Agent), prepay or, if applicable, convert all Eurodollar Loans of such Lender to ABR Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Loans. Upon any such prepayment or conversion, Borrowers shall also pay accrued interest on the amount so prepaid or converted.

4.03.   Inability to Determine Rates. If the Required Lenders determine that for any reason in connection with any request for a Eurodollar Loan or a conversion to or continuation thereof that (a) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurodollar Loan, (b) adequate and reasonable means do not exist for determining the Adjusted LIBO Rate for any requested Interest Period with respect to a proposed Eurodollar Loan, or (c) the Adjusted LIBO Rate for any requested Interest Period with respect to a proposed Eurodollar Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, Administrative Agent will promptly so notify Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain Eurodollar Loan shall be suspended until Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, Borrowers may revoke any pending request for the Loans or conversion to or continuation of Eurodollar Loans or, failing that, will be deemed to have converted such request into a request for ABR Loans in the amount specified therein.

4.04.   Increased Costs; Reserves on Eurodollar Loans. xi) Increased Costs Generally. If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender or Issuing Bank;

(ii)   subject any Lender or Issuing Bank to any tax of any kind whatsoever with respect to this Agreement or any Eurodollar Loan made by it or Letter of Credit

issued or participated in by it, or change the basis of taxation of payments to such Lender or Issuing Bank in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 4.01 and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender or Issuing Bank); or

(iii)   impose on any Lender or Issuing Bank or the London interbank market any other condition, cost or expense affecting this Agreement or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan or issuing or maintaining a Letter of Credit (or of maintaining its obligation to make any such Loan or participate in such Letter of Credit) or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or Issuing Bank, Borrowers will pay to such Lender or Issuing Bank such additional amount or amounts as will compensate such for such additional costs incurred or reduction suffered.

(b)   Capital Requirements. If any Lender or Issuing Bank determines that any Change in Law affecting such Lender or Issuing Bank or any Lending Office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's or Issuing Bank's capital or on the capital of such Lender's or Issuing Bank's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender's or Issuing Bank's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or Issuing Bank's policies and the policies of such Lender's or Issuing Bank's holding company with respect to capital adequacy and liquidity), then from time to time Borrower will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender's or Issuing Bank's holding company for any such reduction suffered.

(c)   Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to Borrowers shall be conclusive absent manifest error. Borrowers shall pay such Lender or Issuing Bank the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d)   Delay in Requests. Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender's or Issuing Bank's right to demand such compensation, provided that Borrowers shall not be required to compensate a Lender or Issuing Bank pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that such Lender or Issuing Bank notifies Borrowers of the Change in Law giving rise to such increased costs

or reductions and of such Lender's or Issuing Bank's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine (9) month period referred to above shall be extended to include the period of retroactive effect thereof).

4.05. <u>Compensation for Losses</u>. Upon demand of any Lender or Issuing Bank (with a copy to Administrative Agent) from time to time, Borrowers shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Loan other than a ABR Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b) any failure by any Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a ABR Loan on the date or in the amount notified by such Borrower; or

(c) any assignment of a Eurodollar Loan on a day other than the last day of the Interest Period therefor as a result of a request by Borrowers pursuant to Section 12.14;

including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. Borrowers shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by Borrowers to the Lenders under this Section 4.05, each Lender shall be deemed to have funded each Eurodollar Loan made by it at the Adjusted LIBO Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurodollar Loan was in fact so funded.

4.06. <u>Mitigation Obligations; Replacement of the Lenders</u>. xii) <u>Designation of a Different Lending Office</u>. If any Lender requests compensation under Section 4.04, or any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 4.01, or if any Lender gives a notice pursuant to Section 4.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 4.01 or 4.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 4.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) <u>Replacement of the Lenders</u>. If any Lender requests compensation under Section 4.04, or if any Borrower is required to pay any additional amount to any Lender or

any Governmental Authority for the account of any Lender pursuant to Section 4.01, Borrowers may replace such Lender in accordance with Section 12.14.

4.07. Survival. All of Borrowers' obligations under this Article IV shall survive termination of the Commitments and repayment of all other Obligations hereunder.

4.08. Defaulting Lender.

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) unused fees shall cease to accrue on the unfunded portion of the Commitment of such Defaulting Lender;

(b) the Commitment and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders, the Super-Majority Lenders or all Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 12.01); except (i) such Defaulting Lender's Commitment may not be increased or extended without its consent and (ii) the principal amount of, or interest or fees payable on, Loans and LC Disbursements may not be reduced or excused or the scheduled date of payment may not be postponed as to such Defaulting Lender without such Defaulting Lender's consent;

(c) if any Swingline Exposure or LC Exposure exists at the time such Lender becomes a Defaulting Lender then:

(i) all or any part of the Swingline Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent (x) the sum of all non-Defaulting Lenders' Revolving Credit Exposures plus such Defaulting Lender's Swingline Exposure and LC Exposure does not exceed the total of all non-Defaulting Lenders' Commitments and (y) the conditions set forth in Section 5.02(c) and (d) are satisfied at such time;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, Borrowers shall within one Business Day following notice by Administrative Agent (x) first, prepay such Swingline Exposure and (y) second, cash collateralize for the benefit of Issuing Bank only Borrowers' obligations corresponding to such Defaulting Lender's LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.05(j) for so long as such LC Exposure is outstanding;

(iii) if Borrowers cash collateralize any portion of such Defaulting Lender's LC Exposure pursuant to clause (ii) above, Borrowers shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.12(b) with respect

to such Defaulting Lender's LC Exposure during the period such Defaulting Lender's LC Exposure is cash collateralized;

(iv)   if the LC Exposure of the non-Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Section 2.12(a) and (b) shall be adjusted in accordance with such non-Defaulting Lenders' Applicable Percentages; and

(v)   if all or any portion of such Defaulting Lender's LC Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of Issuing Bank or any other Lender hereunder, all unused fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender's Commitment that was utilized by such LC Exposure) and letter of credit fees payable under Section 2.12(b) with respect to such Defaulting Lender's LC Exposure shall be payable to Issuing Bank until and to the extent that such LC Exposure is reallocated and/or cash collateralized; and

(d)   so long as such Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loan and Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless, in each case, it is satisfied that the related exposure and the Defaulting Lender's then outstanding LC Exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by Borrowers in accordance with Section 4.08(c), and participating interests in any newly made Swingline Loan or any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 4.08(c)(i) (and such Defaulting Lender shall not participate therein).

If (i) a Bankruptcy Event with respect to a Parent of any Lender shall occur following the date hereof and for so long as such event shall continue or (ii) Swingline Lender or Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, Swingline Lender shall not be required to fund any Swingline Loan and Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless Swingline Lender or Issuing Bank, as the case may be, shall have entered into arrangements with Borrowers or such Lender, satisfactory to Swingline Lender or Issuing Bank, as the case may be, to defease any risk to it in respect of such Lender hereunder.

In the event that Administrative Agent, Borrowers, Swingline Lender and Issuing Bank each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then Swingline Exposure and LC Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender's Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders (other than Swingline Loans) as Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

ARTICLE V

CONDITIONS PRECEDENT TO LOANS

5.01.   Conditions to Restatement Date. The obligation of each Lender to make the initial Loans, to issue any initial Letters of Credit and the occurrence of the Restatement Date hereunder is subject to satisfaction of the following conditions precedent; provided that each Lender acknowledges and agrees that the materials delivered under Sections 5.01(a)(i) (with respect to Collateral Documents only), (iii), (vi) (clause (y) and perfection opinions only), (x) - (xiv), clauses (A) and (C) only of (xv), (xvi), (xix)-(xxiii), (xxv), and (xxvi) in connection with the Original Closing Date (or with respect to Miami Owner, the Second Amendment), copies of which are on file with Administrative Agent shall have satisfied the requirements of such sections with respect to the Restatement Date:

(a)   Administrative Agent's receipt of the following, each of which shall be originals or facsimiles (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party (where applicable), each dated the Restatement Date (or, in the case of certificates of governmental officials, a recent date before the Restatement Date) and each in form and substance reasonably satisfactory to Administrative Agent and its legal counsel:

(i)   counterparts executed by the Loan Parties of each Loan Document, including, without limitation, this Agreement, each Guaranty, Pledge Agreement and with respect to each Collateral Property the Environmental Indemnity and the Collateral Documents, in each case, sufficient in number for distribution to Administrative Agent, each Lender, and Borrowers;

(ii)   Notes executed by Borrowers in favor of each Lender requesting a Note;

(iii)   fully executed Operating Lease Subordination Agreements;

(iv)   such certificates of resolutions or other action, incumbency certificates, and/or other certificates of Responsible Officers of each Loan Party as Administrative Agent may require evidencing the identity, authority, and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party;

(v)   copies of the Organizational Documents of each Loan Party (or certification that copies of such are on file with Administrative Agent remain true and correct), together with such other documents and certifications as Administrative Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and that each Loan Party is validly existing, in good standing, and qualified to engage in business in each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, except to the

86

extent that failure to be so qualified could not reasonably be expected to have a Material Adverse Effect;

(vi)   a favorable opinion of one or more firms counsel to the Loan Parties, addressed to Administrative Agent and each Lender, including Akin, Gump, Strauss, Hauer & Feld, L.L.P. and (y) such local counsel opinions for each jurisdiction in which the Collateral Properties are located (issued as of the Original Closing Date, and in the case of Miami Owner, as of the date of the Second Amendment), in each case as to such matters concerning the Loan Parties and the Loan Documents as Administrative Agent may reasonably request, including existence, power and authority; enforceability; non-contravention; no consent and perfection;

(vii)   a certificate of a Responsible Officer of each Loan Party (other than Borrowers) either (A) attaching copies of all consents, licenses, and approvals required in connection with the execution, delivery and performance by such Loan Party and the validity against such Loan Party of the Loan Documents to which it is a party, and such consents, licenses, and approvals shall be in full force and effect, or (B) stating that no such consents, licenses, or approvals are so required;

(viii)   completed and executed Officer's Certificate (A) providing calculations of (x) the Loan to Value Ratio, (y) the Debt Service Coverage Ratio and (z) pro forma compliance with the restrictions on indebtedness set forth in Section 4.03 of the Senior Secured Notes Indenture 2012; in each case, after giving effect to the Aggregate Commitments and the Borrowings on the Restatement Date; which calculations shall show a Loan to Value Ratio of not more than sixty percent (60%) and a pro forma Debt Service Coverage Ratio as of September 30, 2012 of at least 1.40 to 1.00, and (B) providing calculations showing that no Collateral Property comprises more than twenty percent (20%) of the aggregate Net Operating Income of all the Collateral Properties as of the Restatement Date, , except for the Mandalay Beach Property, the Miami Property, the Santa Monica Property, and (if applicable) the Charleston Property, the Net Operating Income of each of which comprises less than twenty five percent (25%) of the aggregate Net Operating Income of all the Collateral Properties as of the Restatement Date;

(ix)   evidence that all insurance required to be maintained pursuant to the Loan Documents has been obtained and is in effect;

(x)   unless otherwise agreed or approved by Administrative Agent, (A) two (2) prints of an original ALTA survey (a "Survey") of each Collateral Property and improvements thereon dated not more than sixty (60) days prior to the date of the Original Credit Agreement (or in the case of Miami Owner, the Second Amendment) and otherwise complying with Exhibit H to the extent required by Administrative Agent and the Title Company; and (B) a Flood Insurance Policy for each Collateral Property in an amount required by Administrative Agent, but in no event less than the amount sufficient to meet the requirements of applicable law and the Flood Insurance Acts, or evidence satisfactory to Administrative Agent that none

of such Collateral Property is located within a one hundred year flood plain or in a flood hazard area as defined by the Federal Insurance Administration and appropriate flood certificates acceptable to Administrative Agent;

(xi)   unless otherwise agreed or approved by Administrative Agent, true and correct copies of all existing plans with respect to the Collateral Properties within the possession or control of any of the Loan Parties (including the site plan) requested by Administrative Agent, together with evidence satisfactory to Administrative Agent that the same comply in all material respects to applicable requirements of Governmental Authorities;

(xii)   with respect to each Collateral Property: (A) true and correct copies of each Major Lease, as well as the Operating Leases, any Ground Lease, and (if applicable) Guarantees thereof; (B) estoppel certificates and subordination and attornment agreements (including nondisturbance agreements if and to the extent agreed by Administrative Agent in its discretion), dated within thirty (30) days prior to the Original Credit Agreement and in form and content satisfactory to Administrative Agent, from the tenants and subtenants as Administrative Agent requires; (C) estoppel and consent agreements from each of the Ground Lessors, dated within thirty (30) days prior to the Original Credit Agreement and in form and content reasonably satisfactory to Administrative Agent; (D) copies of all personal property leases under which (1) payments by Borrowers exceed $50,000 in any year, and/or (2) the term exceeds one year; (E) copies of all operating and service agreements under which (1) payments by Borrowers exceed $50,000 in any year, and/or (2) the term exceeds one year, and if reasonably requested by Administrative Agent estoppel and recognition agreements relating thereto and (F) evidence of the applicable Borrower's or the applicable Loan Party's compliance with each Major Lease delivered pursuant to clause (A) above;

(xiii)   evidence satisfactory to Administrative Agent that no portion of any Collateral Property is "*wetlands*" under any applicable Law and no Collateral Property contains nor is within or near any area designated as a hazardous waste site by any Governmental Authority, that no Collateral Property or any adjoining property contains or has ever contained any Hazardous Material under any Law pertaining to health or the environment, and that no Collateral Property or any use or activity thereon violates or is or could be subject to any response, remediation, clean-up, or other obligation under any Law pertaining to health or the environment including without limitation, a written report of an environmental assessment (including soil assessments) of each Collateral Property, made within thirty (30) days prior to the date of this Agreement (other than for the Boca Raton Property and Dana Point Property, which reports were obtained in connection with the 2010 Term Loan) (in each case, an "Environmental Report"), by an engineering firm, and of a scope and in form and content satisfactory to Administrative Agent, complying with Administrative Agent's established guidelines, showing that there is no evidence of any Hazardous Material which has been generated, treated, stored, released, or

disposed of in any Collateral Property, and such additional evidence as may be required by Administrative Agent. All reports, drafts of reports, and recommendations, whether written or oral, from such engineering firm shall be made available and communicated to Administrative Agent;

(xiv) (A) evidence that each Collateral Property abuts and has fully adequate direct and free access to one or more public streets, dedicated to public use, fully installed and accepted by the appropriate Governmental Authority, that all fees, costs and expenses of the installation and acceptance thereof have been paid in full, and that there are no restrictions on the use and enjoyment of such streets which would adversely affect such Collateral Property; (B) evidence that each Collateral Property shall have access to utilities; (C) evidence that all applicable zoning ordinances, restrictive covenants, and Laws affecting each Collateral Property permit the use for which such Collateral Property is intended and have been or will be complied with without the existence of any variance, non-complying use, nonconforming use or other special exception; (D) evidence that each Collateral Property and Improvements comply and will comply with all Laws regarding subdivision and platting and would so comply if such Collateral Property and the Improvements thereon were conveyed as a separate parcel; and (E) evidence of compliance by Borrowers and each Collateral Property, and any proposed construction, use and occupancy of the Improvements, with such other applicable Laws as Administrative Agent may request, including all Laws regarding access and facilities for handicapped or disabled persons including, without limitation and to the extent applicable, *The Federal Architectural Barriers Act* (42 U.S .C. § 4151 et seq.), *The Fair Housing Amendments Act of 1988* (42 U.S.C. § 3601 et seq.), *The Americans With Disabilities Act of 1990* (42 U.S.C. § 12101 et seq.), *The Rehabilitation Act of 1973* (29 U.S.C. § 794), and any applicable state requirements, with such exceptions therefrom as previously disclosed in writing and accepted by Administrative Agent;

(xv) evidence (A) of the identity of all taxing authorities and utility districts (or similar authorities) currently exercising ad valorem or real property taxing or assessment jurisdiction over any Collateral Property or any portion thereof; (B) that all taxes, standby fees and any other similar charges have been paid, including copies of receipts or statements marked "paid" by the appropriate authority; and (C) that each Collateral Property is a separate tax lot or lots with separate assessment or assessments of the Collateral Property and Improvements, independent of any other Collateral Property or improvements and that each Collateral Property is a separate legally subdivided parcel;

(xvi) (A) executed, acknowledged, and/or sworn to as required counterparts of the Mortgages for each Collateral Property, which shall have been delivered to the Title Company and released for recordation in the official records of the city or county in which each Collateral Property is located, and (B) UCC-1

financing statements which shall have been furnished for filing in all filing offices that Administrative Agent may require;

(xvii)   A title update or datedown Title Policy issued in connection with the Original Credit Agreement and Second Amendment. No Borrower and none of Borrowers' counsel shall have any interest, direct or indirect, in the Title Company (or its agent) or any portion of the premium paid for the Title Insurance;

(xviii) (A) evidence that immediately prior to the Original Closing Date and as of the time the Mortgages were filed for record, except for Permitted Liens and as of the Restatement Date: (1) no contract, or memorandum thereof, for construction, design, surveying, or any other service relating to any Collateral Property has been filed for record in the county where such Collateral Property is located; and (2) no mechanic's or materialman's Lien claim or notice, lis pendens, judgment, or other claim or encumbrance against such Collateral Property has been filed for record in the county where the Collateral Property is located or in any other public record which by Law provides notice of claims or encumbrances regarding such Collateral Property; (B) a certificate or certificates of a reporting service acceptable to Administrative Agent, reflecting the results of searches of each of the Loan Parties made within thirty (30) days prior to the Restatement Date , (1) of the central and local Uniform Commercial Code records, showing no filings against any of the collateral for the Obligations or against Borrowers otherwise except as consented to by Administrative Agent; and (2) of the appropriate judgment and tax Lien records, showing no outstanding judgment or tax Lien against Borrowers;

(xix)   to the extent reasonably deemed necessary by Administrative Agent, an executed REA estoppel letter from each party to any REA for any applicable Collateral Property;

(xx)   a true and correct copy of (A) each Franchise Agreement and fully executed "comfort letter" for each such Franchise Agreement in form and substance satisfactory to Administrative Agent, (B) each Management Agreement for each Collateral Property, together with a fully executed Manager's Consent and Subordination of Management Agreement relating to each such Management Agreement; in each case, which includes an agreement to attorn to Administrative Agent in the event Administrative Agent takes possession of any Collateral Property by foreclosure, deed in lieu of foreclosure or otherwise and (C) all Licenses relating to the Collateral Properties, provided that Borrowers obligations to deliver copies of such Licenses prior to the Restatement Date shall be limited to an obligation to use commercially reasonable efforts to do so;

(xxi)   a Physical Condition Report for each Collateral Property;

(xxii)   an earthquake or seismic condition report for each of the Santa Monica Property and the Mandalay Beach Property;

(xxiii) Unaudited Financial Statements of each Borrower;

(xxiv) Acceptable Appraisals of each Collateral Property, which collectively show: (A) a Loan to Value Ratio for all of the Collateral Properties, of no more than sixty percent (60.0%) after giving effect to the Aggregate Commitments on the Restatement Date; (B) no Collateral Property comprises more than twenty percent (20%) of the aggregate Net Operating Income of all the Collateral Properties as of the Restatement Date, except for the Mandalay Beach Property, the Miami Property, the Santa Monica Property, and (if applicable) the Charleston Property, the Net Operating Income of each of which comprises less than twenty five percent (25%) of the aggregate Net Operating Income of all the Collateral Properties as of the Restatement Date;

(xxv) Administrative Agent's Disbursement and Rate Management Signature Authorization and Instruction Form;

(xxvi) a Certification of Non-Foreign Status for each Borrower; and

(xxvii) such other assurances, certificates, documents, consents, or opinions as Administrative Agent or the Lenders reasonably may require.

(b)   Any fees required to be paid on or before the Restatement Date shall have been paid. Exiting Lenders shall have received: (i) the purchase price for the Assigned Interests paid by the Increasing Lenders, representing (A) the aggregate principal amount outstanding of the Loans owing to such Exiting Lender under the Original Credit Agreement and the other Original Loan Documents plus (B) if applicable, the aggregate amount of payments previously made by such Exiting Lender to fund participations in Swingline Loans under Sections 2.04 of the Original Credit Agreement which have not been repaid and (ii) all accrued and unpaid interest and fees owing to such Exiting Lender under the Credit Original Agreement, payable by Borrowers.

(c)   Borrowers shall have paid all reasonable attorney's costs of Administrative Agent to the extent invoiced prior to or on the Restatement Date.

(d)   The representations and warranties contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the Restatement Date.

(e)   No Default or Event of Default shall exist on or result from the occurrence of the Restatement Date.

5.02. Each Credit Event. The obligation of each Lender to make any Loan on the occasion of any Borrowing and of Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a)   Borrowers shall be in compliance with the Debt Service Coverage Ratio set forth in Section 8.07 after giving effect to the Loans to be made;

(b)   Borrowers shall be in compliance with the restrictions on indebtedness set forth in Section 4.03 of the Senior Secured Notes Indenture 2012 after giving effect to the Loans to be made;

(c)   The representations and warranties of Borrowers contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith, shall be true and correct in all material respects (unless such representations are qualified as to "materiality", "Material Adverse Effect" or with similar language, in which case such representations shall be true in all respects) on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable, except to the extent such representations and warranties were made as of a specified date, in which case such representation and warranty shall have been true and correct as of such specified date;

(d)   (i) No Default or Event of Default shall exist, or would result from the making of Loans or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, on or as of the date of such Borrowing; and (ii) prior to the completion of any Substitution effected in accordance with the terms set forth in Section 2.21(e), the Outstanding Amounts shall not result in (x) the sum of the total Revolving Credit Exposures exceeding the Available Aggregate Commitments or (y) a Loan to Value Ratio for all of the remaining Collateral Properties of no more than sixty percent (60%), taking into account all Acceptable Appraisals and the Available Aggregate Commitment as of such time; and

(e)   Administrative Agent shall have one or more Officer's Certificates, each of which shall be originals or facsimiles or electronic copies unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party (where applicable), each dated on and as of the date of such Borrowing and each in form and substance reasonably satisfactory to Administrative Agent, certifying to the matters set forth Sections 5.02(a) through (d) above.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Borrowers each represent and warrant to Administrative Agent and the Lenders that:

6.01. Existence, Qualification and Power. Each Borrower (a) is duly organized or formed, validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite

governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party and consummate the transactions contemplated thereby, and (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) or (c) with respect to qualification to do business, to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect or, solely as of the Restatement Date and the Extension Effective Date, a Material Property Event. Attached hereto as Schedule 6.01 is an organizational chart of each Borrower. Execution and delivery of each of the Loan Documents by each Borrower party thereto, will not: (i) conflict with or result in any breach or contravention of any provision of law, statute, rule or regulation to any Borrowers is subject or any judgment, order, writ, injunction, license or permit applicable to Borrowers, or (ii) conflict with any provision of the corporate charter or bylaws of, or any agreement or other instrument binding upon, Borrowers.

6.02.   Proceedings.   Each Borrower has taken all necessary action to authorize the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party. This Agreement and the other Loan Documents have been duly executed and delivered by or on behalf of each Borrower and constitute legal, valid and binding obligations of such Borrower, enforceable against such Borrower in accordance with their respective terms, subject only to applicable Debtor Relief Laws, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

6.03.   No Conflicts.   The execution, delivery and performance of this Agreement and the other Loan Documents by each Borrower will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien, charge or encumbrance (other than pursuant to the Loan Documents) upon any of the property or assets of such Borrower, as applicable pursuant to the terms of its Organizational Documents, any indenture, mortgage, deed of trust, loan agreement, partnership agreement, management agreement, franchise agreement, or other agreement or instrument to which any Borrower is a party or by which any of such Borrower property or assets is subject, nor will such action result in any violation of the provisions of any statute or any order, rule or regulation of any court or Governmental Authority or body having jurisdiction over any Borrower or any of the Collateral Properties or any of such Loan Party's other assets, or any license or other approval required to operate the Collateral Properties, and any consent, approval, authorization, order, registration or qualification of or with any Governmental Authority required for the execution, delivery and performance by any Borrower of this Agreement or by Borrowers of any other Loan Document, have been obtained and is in full force and effect, in each case if such Borrower's noncompliance with this Section 6.03 would reasonably be expected to have a Material Adverse Effect.

6.04.   Litigation.   There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority or other agency now pending or, to its knowledge, threatened against or affecting any Borrower or any Collateral Property, which actions, suits or proceedings, if determined against such Borrower or any Collateral Property, would reasonably be expected to have a Material Adverse Effect.

6.05. <u>Agreements</u>. No Borrower is party to any agreement or instrument or subject to any restriction which would reasonably be expected to have a Material Adverse Effect or, solely as of the Restatement Date and the Extension Effective Date, cause a Material Property Event. No Borrower is in default in any respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Contractual Obligation, Law or Legal Requirement to which it is a party or by which such Borrower or any of the Collateral Properties are bound, the effect of which could reasonably be expected to cause a Material Property Event. No Borrower has any material financial obligation under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such Borrower is a party or by which such Borrower or any Collateral Property is otherwise bound, other than (a) obligations incurred in the ordinary course of the operation of the Collateral Properties as permitted by this Agreement and (b) obligations under the Loan Documents.

6.06. <u>Solvency</u>. No Borrower has executed the Notes, this Agreement or any other Loan Document with the actual intent to hinder, delay or defraud any creditor. Each Borrower has received reasonably equivalent value in exchange for its obligations under the Loan Documents. As of the Restatement Date, the fair saleable value of each Borrower's assets exceeds such Borrower's total liabilities, including, without limitation, subordinated, unliquidated, disputed and contingent liabilities. Each Borrower's assets as of the Restatement Date do not constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. No Borrower intends to incur debt and liabilities (including contingent liabilities and other commitments) beyond its ability to pay such debt and liabilities as they mature (taking into account the timing and amounts of cash to be received by such Borrower and the amounts to be payable on or in respect of obligations of such Borrower). No petition under any Debtor Relief Laws has been filed against any Borrower or any constituent Person in the last seven (7) years, and neither such Borrower nor any constituent Person in the last seven (7) years has ever made an assignment for the benefit of creditors or taken advantage of any insolvency act for the benefit of debtors. Neither any Borrower nor any of its constituent Persons are contemplating either the filing of a petition by it under any Debtor Relief Laws or the liquidation of all or a major portion of such Borrower's assets or property, and no Borrower has knowledge of any Person contemplating the filing of any such petition against it or such constituent Persons.

6.07. <u>Full and Accurate Disclosure</u>. No statement of fact made by any Borrower in this Agreement or in any of the other Loan Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained herein or therein not misleading in any material respect. There is no fact presently known to any Borrower which has not been disclosed to Administrative Agent which would have or could reasonably be expected to cause a Material Adverse Effect or, solely as of the Restatement Date and the Extension Effective Date, a Material Property Event.

6.08. <u>No Plan Assets</u>. No Borrower is a Plan and none of the assets of any Borrower constitute or will constitute "Plan Assets" of one or more Plans. In addition, (a) no Borrower is a "governmental plan" within the meaning of Section 3(32) of ERISA and (b) transactions by or with any Borrower are not subject to state statutes regulating investment of, and fiduciary obligations with respect to, governmental plans similar to the provisions of Section 406 of ERISA or

Section 4975 of the Code currently in effect, which prohibit or otherwise restrict the transactions contemplated by this Agreement.

6.09. Compliance with Legal Requirements. Except as disclosed in any Environmental Report, Physical Condition Report or Survey, Borrowers and the Collateral Properties and the ownership, operation and use thereof comply in all material respects with all applicable Legal Requirements, including, without limitation, all Environmental Laws, building and zoning ordinances and codes. No Borrower is in default or violation in any material respect of any order, writ, injunction, decree or demand of any Governmental Authority. There has not been committed by any Borrower or any other Person in occupancy of or involved with the operation or use of the Collateral Properties any act or omission affording the Federal government or any other Governmental Authority the right of forfeiture as against any Collateral Property or any part thereof or any monies paid in performance of any Borrower's obligations under any of the Loan Documents.

6.10. Financial Information. All financial data, including, without limitation, the operating statements of revenue and expense, that have been delivered to Administrative Agent or any Lender by or on behalf of Borrowers and the Collateral Properties (a) considered in the aggregate, are true, complete and correct in all material respects, (b) fairly present the financial condition of Borrowers and the Collateral Properties, as applicable, as of the date of such reports, and (c) have been prepared in accordance with GAAP throughout the periods covered, except as disclosed therein (but subject to normal year-end adjustments). Except for Permitted Liens, no Borrower has any contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that are known to such Borrower and reasonably likely to have a materially adverse effect on any Collateral Property or the operation thereof as hotels except as referred to or reflected in said financial statements. Since the date of the most recent such financial statements supplied to Administrative Agent, there has been no materially adverse change in the financial condition, operations or business of Borrowers from that set forth in said financial statements.

6.11. Condemnation. Except as provided on Schedule 6.11, no Condemnation or other similar proceeding has been commenced or, to the best of Borrowers' knowledge, is threatened or contemplated with respect to all or any portion of any Collateral Property or for the relocation of roadways providing access to any Collateral Property.

6.12. Federal Reserve Regulations; Foreign Asset Control Regulations. No part of the proceeds of the Loans will be used for the purpose of purchasing or carry any "margin stock" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or for any other purpose which would be inconsistent with such Regulation U or any other Regulations of such Board of Governors, or for any purposes prohibited by Legal Requirements or by the terms and conditions of this Agreement or the other Loan Documents. No Borrower owns any "margin stock".

6.13. Utilities and Public Access. Each Collateral Property has rights of access to public ways and is served by public water, sewer, sanitary sewer and storm drain facilities adequate to service such Collateral Property for its respective intended uses. All public utilities necessary or convenient to the full use and enjoyment of each Collateral Property are located either in the public

right-of-way abutting each Collateral Property (which are connected so as to serve each Collateral Property without passing over other property) or in recorded easements serving each Collateral Property and such easements are set forth in and insured by the Title Policy. All roads necessary for the use of each Collateral Property for their current respective purposes have been completed, are physically open and except as disclosed on the Surveys, are dedicated to public use and have been accepted by all Governmental Authorities.

6.14.   Foreign Person. No Borrower is a "foreign person" within the meaning of § 1445 (f)(3) of the Code.

6.15.   Fee and Leasehold Ownership. Hospitality Owner is the sole legal and equitable fee owner of good and marketable, record title to the Charlotte Property, the Mandalay Beach Property, and the Santa Monica Property, in each case subject only to Permitted Liens. Dana Point Owner is the sole legal and equitable fee owner of good and marketable title to the Dana Point Property, subject only to Permitted Liens. The Philadelphia Affiliate Ground Lessor is the sole legal and equitable fee owner of the Philadelphia Property, subject only to Permitted Liens. Miami Owner is the sole legal and equitable fee owner of, has good and marketable title to, and after recordation of the deed relating thereto, has record title to, the Miami Property, subject only to Permitted Liens. Each Ground Lessee is the owner of good and marketable, record title to the leasehold estate under its applicable Ground Lease, subject only to Permitted Liens; and each Operating Lessee is the legal and equitable owner of good and marketable, record title to the leasehold estate under its applicable Operating Lease subject only to Permitted Liens.

6.16.   Separate Tax Lots; Assessments. Each Collateral Property is comprised of one (1) or more parcels which constitute a separate tax lot or lots and does not constitute a portion of any other tax lot not a part of such Collateral Property. To the best of each Borrower's knowledge, except for Permitted Liens, there are no pending or proposed special or other assessments for public improvements or otherwise affecting any Collateral Property, nor are there any contemplated improvements to any Collateral Property that may result in such special or other assessments, except for Permitted Liens.

6.17.   Enforceability. The Loan Documents are not subject to any right of rescission, set-off, counterclaim or defense by any Borrower, including the defense of usury, and no Borrower has asserted any right of rescission, set-off, counterclaim or defense with respect thereto.

6.18.   No Prior Assignment. There are no prior assignments of the Leases or any portion of the Rents due and payable or to become due and payable which are presently outstanding.

6.19.   Insurance. Borrowers have obtained and have delivered to Administrative Agent certified copies of all insurance policies reflecting the insurance coverages, amounts and other requirements set forth in this Agreement. To the best of each Borrower's knowledge, no Person, including any Borrower, has done, by act or omission, anything which would impair the coverage of any such policy.

6.20.   Use of Property. Each Collateral Property is used exclusively for hotel purposes and other appurtenant and related uses including but not limited to restaurants and lounges.

6.21. <u>Certificate of Occupancy; Licenses</u>. All material certifications, permits, licenses and approvals, including without limitation, certificates of completion and occupancy permits required for the legal use, occupancy and operation of each Collateral Property by any Borrower as a hotel for its current uses and amenities, including all liquor, hotel and common victualler's Licenses (collectively, the "<u>Licenses</u>"), have been obtained and are in full force and effect and are not subject to revocation, suspension or forfeiture. Schedule 6.21 lists all Licenses maintained for each Collateral Property and the holder of each such License. Borrowers shall keep and maintain (or shall cause to be kept and maintained) all Licenses necessary for the operation of each Collateral Property as a hotel for its other uses and amenities. The use being made of each Collateral Property is in conformity with the certificate of occupancy issued for such Collateral Property.

6.22. <u>Flood Zone</u>. Except as disclosed on the Surveys, none of the Improvements on any Collateral Property are located in an area as identified by the Federal Emergency Management Agency as an area having special flood hazards and, if so located, the flood insurance required pursuant to Section 9.01(a)(vii) is in full force and effect with respect to each such Collateral Property.

6.23. <u>Physical Condition</u>. Except to the extent that any Borrower's noncompliance with this Section 6.23 would not reasonably be expected to have a Material Adverse Effect or, solely as of the Restatement Date and the Extension Effective Date, a Material Property Event, and except as was disclosed in any Environmental Report, Physical Condition Report or Survey: (a) each Collateral Property, including, without limitation, all buildings, improvements, parking facilities, sidewalks, storm drainage systems, roofs, plumbing systems, HVAC systems, fire protection systems, electrical systems, equipment, elevators, exterior sidings and doors, landscaping, irrigation systems and all structural components, are in good condition, order and repair in all material respects; there exists no structural or other material defects or damages in any Collateral Property, whether latent or otherwise, and no Borrower has received notice from any insurance company or bonding company of any defects or inadequacies in any Collateral Property, or any part thereof, which would adversely affect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination of any policy of insurance or bond; (b) each Collateral Property is free from damage caused by fire or other casualty; and (c) all liquid and solid waste disposal, septic and sewer systems located on each Collateral Property are, in all material respects, in a good and safe condition and repair and in compliance with all Legal Requirements.

6.24. <u>Boundaries</u>. All of the Improvements which were included in determining the Appraised Value as set forth in the Acceptable Appraisal of each Collateral Property lie wholly within the boundaries and, except as disclosed on the Surveys, building restriction lines of such Collateral Property, and no improvements on adjoining properties encroach upon such Collateral Property, and other than Permitted Liens, no easements or other encumbrances upon the applicable Collateral Property encroach upon any of the Improvements.

6.25. <u>Leases</u>. The Operating Lessees are the lessors under the Leases as indicated in Schedule 6.25. No Person (other than hotel guests) other than with respect to Permitted Liens has any possessory interest in any Collateral Property or right to occupy the same except under and

pursuant to the provisions of the Leases and Management Agreements. The current Major Leases are in full force and effect and there are no defaults by any Borrower or, to the best of each Borrower's knowledge, any tenant under any Major Lease, and there are no conditions that, with the passage of time or the giving of notice, or both, would constitute defaults under any Major Lease. With respect to the Major Leases, no Rent has been paid more than one (1) month in advance of its due date. There are no offsets or defenses to the payment of any portion of the Rents. All work to be performed by any Borrower under each Major Lease has been performed as required and has been accepted by the applicable tenant, and any payments, free rent, partial rent, rebate of rent or other payments, credits, allowances or abatements required to be given by any Borrower to any tenant has already been received by such tenant. There has been no prior sale, transfer or assignment, hypothecation or pledge of any Major Lease or of the Rents received therein which is still in effect. No tenant under any Major Lease has sublet all or any portion of the premises demised thereby, nor does anyone except such tenant and its employees occupy such leased premises other than with respect to Permitted Liens. No tenant under any Lease has a right or option pursuant to such Lease or otherwise to purchase all or any part of Collateral Property. Except as set forth in the Major Leases, no tenant under any Lease has any right or option for additional space in any Collateral Property.

6.26.   Survey. The Survey for each Collateral Property delivered to Administrative Agent in connection with this Agreement (or the Original Credit Agreement, as applicable) does not fail to reflect any material matter affecting such Collateral Property or any Material Title Defect.

6.27.   Filing and Recording Taxes. All transfer taxes, deed stamps, intangible taxes or other amounts in the nature of transfer taxes required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the transfer of the Collateral Properties to the respective Borrower have been paid. All mortgage, mortgage recording, stamp, intangible or other similar tax required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents, including, without limitation, the Mortgages, have been paid.

6.28.   Franchise Agreements; Property Improvement Plans.

(a)   The Franchise Agreement, for each Franchised Property, is in full force and effect, all franchise fees, reservation fees, royalties and other sums due and payable thereunder have been paid in full to date, and neither any Borrower nor, to the best of any Borrower's knowledge, the respective Franchisor is in default thereunder.

(b)   There exists no property improvement plan with respect to any Collateral Property pursuant to which improvements or repairs to such Collateral Property required by the applicable Franchisor remains incomplete or unsatisfied in accordance with such plan or other requirements of such Franchisor.

6.29.   Management Agreements. The Management Agreement for each Collateral Property is in full force and effect and there is no default thereunder by any Borrower or, to any Borrower's knowledge, the Manager thereunder and, to the best of each Borrower's knowledge, no event has

occurred that, with the passage of time and/or the giving of notice would constitute a default thereunder. No Management Fees under any Management Agreement are accrued and unpaid except as provided or permitted under the express terms of a Management Agreement.

6.30. <u>Illegal Activity</u>. No portion of any Collateral Property has been or will be purchased by Borrowers with proceeds of any illegal activity and to the best of Borrowers' knowledge, there are no illegal activities or activities relating to any controlled substances at any Collateral Property.

6.31. <u>No Change in Facts or Circumstances; Disclosure</u>. All information submitted by Borrowers, or on behalf of Borrowers, to Administrative Agent or any Lender and in all financial statements, rent rolls, reports, certificates and other documents submitted in connection with this Agreement or in satisfaction of the terms thereof and all statements of fact made by any Borrower in this Agreement or in any other Loan Document, considered in the aggregate, are accurate, complete and correct in all material respects. There has been no material adverse change in any condition, fact, circumstance or event that would make any such information inaccurate, incomplete or otherwise misleading in any material respect or that otherwise would reasonably be expected to have a Material Adverse Effect*.*

6.32. <u>Investment Company Act</u>. No Borrower is (a) an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended; (b) a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company" within the meaning of the Public Utility Holding Company Act of 1935, as amended; or (c) subject to any other federal or state law or regulation which purports to restrict or regulate its ability to borrow money.

6.33. <u>Principal Place of Business; State of Organization; Tax Identification Number</u>. (a) each Owner's principal place of business, state of organization, organizational identification number and tax identification number as of the date hereof is set forth in Schedule 6.33 to this Agreement; (b) each Operating Lessee's principal place of business, state of organization, organizational identification number and tax identification number is set forth in Schedule 6.33.

6.34. <u>Single Purpose Entity</u>. Each Borrower and each Principal of each Borrower (other than FelCor Op and FelCor TRS, each of which represents, covenants and agrees solely with respect to the Dana Point Owner and Dana Point Operating Lessee, and not with respect to itself or each other) represents, covenants and agrees that it has not, and shall not, and that its Organizational Documents provide that it has not, and shall not:

(a) in the case of each Borrower, engage in any business or activity other than the acquisition, development, ownership, operation, leasing, managing and maintenance of its respective Collateral Properties, and entering into the Loan, and activities incidental thereto or conduct and operate its business in a different manner from how it is presently conducted and operated; and with respect to each Principal of each Borrower (other than FelCor Op and FelCor TRS), engage in any business or activity other than the ownership of its interest in such Borrower, and activities incidental thereto;

(b)   with respect to such Borrower, acquire or own any material assets or property other than (i) (A) in the case of each Owner, its respective Collateral Properties and (B) in the case of each Operating Lessee, its interest in its respective Operating Leases, and (ii) such incidental Personal Property as may be necessary for the operation of its Collateral Property or Collateral Properties, as the case may be, and with respect to each Principal of each Borrower (other than FelCor Op and FelCor TRS), acquire or own any material asset other than its interest in such Borrower;

(c)   merge into or consolidate with any Person or dissolve, terminate or liquidate in whole or in part, transfer or otherwise dispose of all or substantially all of its assets or change its legal structure;

(d)   (i) fail to observe its organizational formalities or preserve its existence as an entity duly formed, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation, and qualification to do business in the state where its Collateral Property or Collateral Properties are located, if applicable, or (ii) amend, modify, terminate or fail to comply with the special purpose entity/bankruptcy remoteness provisions of such Borrower's or such Principal's Organizational Documents (other than FelCor Op or FelCor TRS);

(e)   own any Subsidiary or make any Investment in any Person except (i) in the case of Borrowers, in compliance with the terms of Sections 8.02 and 8.10 of this Agreement, and (ii) in the case of the Principals (other than FelCor Op or FelCor TRS) of Borrowers, such Principals' ownership of Borrowers (and in the case of Hospitality Owner's Principal, the Philadelphia Ground Lessor), in each case, without the prior written consent of Administrative Agent and the Required Lenders;

(f)   commingle its funds or its assets with the assets of any of its members, general partners, Affiliates or of any other Person, participate in a cash management system (other than pursuant to a Management Agreement or in accordance with this Agreement) with any other Person or fail to use its own separate stationery, invoices and checks;

(g)   incur any Indebtedness, other than (i) Permitted Liens and Permitted Personal Property Liens; (ii) the Obligations, and (iii) except for trade payables in the ordinary course of its business of owning and operating the Collateral Property or Properties as applicable, provided that such trade debt (A) is not evidenced by a note, (B) is paid within sixty (60) days of the date incurred, (C) does not exceed, in the aggregate, four percent (4%) of the outstanding principal balance of the Notes and (D) is payable to trade creditors and in amounts as are normal and reasonable under the circumstances;

(h)   (i) fail to maintain its records (including financial statements), books of account and bank accounts (including payroll accounts) separate and apart from those of the members, general partners, Principal or Affiliates of a Borrower, as the case may be, the Affiliates of a member, general partners, Principal or Affiliate of such Borrower, as the case may be, and any other Person, (ii) permit its assets or liabilities to be listed as assets or liabilities on the financial statement of any other Person or (iii) include the assets or liabilities

of any other Person on its financial statements; except for consolidated financial statements which contain a note indicating that such Borrower's or Principal's separate assets and liabilities are neither available to pay the debts of the consolidated entity nor constitute obligations of the consolidated entity;

(i)   become insolvent and fail to pay its debts and liabilities (including, as applicable, shared personnel and overhead expenses) from its assets as the same shall become due;

(j)   seek the dissolution or winding up in whole, or in part, of either such Borrower or Principal;

(k)   fail to correct any known misunderstandings regarding the separate identity of any Borrower or any Principal of a Borrower, as the case may be, or any other Borrower, Principal of a Borrower, member, general partner or Affiliate thereof or any other Person;

(l)   guarantee or become obligated for the debts of any other Person or hold itself out to be responsible for the debts of another Person, other than with respect to the Obligations or any guarantee of any Management Agreement, Replacement Management Agreement, Franchise Agreement or Replacement Franchise Agreement, as set forth therein as the case may be;

(m)   make any loans or advances from Collateral to any third party, including any Principal of a Borrower, member, general partner or Affiliate of Borrowers or any member, general partner or Affiliate thereof (other than Restricted Payments permitted by the Loan Documents), and shall not acquire with Collateral any obligations or securities of any Principal, member, general partner or Affiliate of a Borrower, or any member, general partner, or Affiliate thereof; or enter into, or be a party to, any transaction with any Affiliate of Borrowers or its Principal, except for (i) the Operating Leases, the Affiliate Ground Leases, and the Overhead Sharing Agreement, and (ii) transactions which are in the ordinary course of business, with terms no less favorable to any Borrower, its Principal or such Affiliate than would be obtained in a comparable arm's-length transaction with an unrelated third party, in accordance with Section 8.18;

(n)   fail to file its own tax returns or be included on the tax returns of any other Person except as required by applicable Law;

(o)   fail either to hold itself out to the public as a legal entity separate and distinct from any other Person or to conduct its business solely in its own name or a name franchised or licensed to it by an entity other than an Affiliate of a Borrower, and not as a division or part of any other entity in order not (i) to mislead others as to the identity with which such other party is transacting business, or (ii) to suggest that such Borrower or Principal of a Borrower, is responsible for the debts of any third party (including any Principal, member, general partner, or Affiliate of a Borrower, or any member, general partner or Affiliate thereof);

(p)   fail to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations;

(q)   hold itself out as or be considered as a department or division of (i) any Principal, general partner, member or Affiliate of a Borrower, (ii) any Affiliate of a Principal, general partner or member of a Borrower, or (iii) any other Person;

(r)   fail to allocate fairly and reasonably any overhead expenses that are shared with a Loan Party, including paying for office space and services performed by any employee of an Affiliate of such Loan Party;

(s)   pledge its assets that constitute Collateral for the benefit of any other Person other than with respect to the Obligations;

(t)   fail to maintain a sufficient number of employees in light of its contemplated business operations;

(u)   fail to provide in its Organizational Documents that for so long as the Loans or any other Obligations are outstanding, it shall not file or consent to the filing of any petition, either voluntary or involuntary, to take advantage of any applicable Debtor Relief Law or make an assignment for the benefit of creditors without the affirmative vote of the Independent Director and of all other general partners/managing members/directors;

(v)   fail to hold its assets in its own name or maintain its assets in a manner that is costly or difficult to segregate, ascertain, or identify from the assets of any Affiliate, Principal, member, general partner or guarantor of a Borrower, or any Affiliate of such Principal, member, general partner or guarantor, or from any other Person;

(w)   have any of its obligations guaranteed by an Affiliate, other than with respect to the Obligations hereunder;

(x)   fail at any time (A) in the case of Borrowers, to have at least two (2) independent director/managers (each, an "Independent Director"), or (B) in the case of any Principal of a Borrower (except FelCor Op and FelCor TRS), to have at least one (1) Independent Director, that in either case is not and has not been for at least five (5) years: (i) a direct or indirect legal or beneficial owner of any limited liability company membership interest, stock, partnership interest or other equity interest in a Borrower or Principal or any other Affiliate of either of Borrowers or Principal (other than potential de minimus and indirect interests FelCor Trust incidentally held through mutual fund investments) (an "Equity Owner"), a director, manager or trustee (in each case, other than an independent director, independent manager or independent trustee of FelCor Trust or any other Affiliate of either of Borrowers or Principals), or any officer, employee, partner, member, beneficiary, contractor, accountant, attorney or counsel of a Borrower or Principal or any Affiliate of either of them; (ii) a creditor, customer, supplier or other Person who derives its purchases or revenues (other than any fee paid to such director as compensation for such director to

serve as an Independent Director) from its activities with such Borrower, Principal, FelCor Trust or any other Affiliate of either of Borrowers or Principals (a "<u>Business</u> <u>Party</u>"); (iii) a Person or other entity controlling or under common control with any such Equity Owner, partner, member, director, manager, trustee, officer, beneficiary, contractor, employee, accountant, attorney, counsel or Business Party; or (iv) a member of the immediate family of any such Equity Owner, partner, member, director, manager, trustee, officer, beneficiary, contractor, employee, accountant, attorney, counsel or Business Party; provided that if any individual shall cease to be an Independent Director at any time (for any reason), the affected Borrowers and Principals shall immediately, and in any event, within three (3) Business Days after such occurrence, give to Administrative Agent and each Lender notice of such departure and the identity of the replacement Independent Director appointed in accordance with the terms hereof; provided further, that each LLC Agreement shall provide that no removal of any Independent Director shall be effective until such time as a replacement Independent Director meeting all applicable requirements of this Section 6.34 has accepted his or her appointment as an Independent Director of the applicable Borrower or Principal; and provided further that each Borrower's or Principal's (other than FelCor Op's or FelCor TRS's) LLC Agreement (as defined below) shall provide that each Independent Director and Special Member (as defined below) shall at all times be an employee of National Registered Agents, Inc., Global Securitization Services, LLC, Entity Services Group, LLC, Puglisi & Associates, Stewart Management Co., Lord Securities Corporation, Nevada Holding Services, Inc., CT Corporation, Corporation Service Company, InCorp Services, Inc., or a similar nationally-recognized service company that engages professionally in the business of providing Independent Directors to special purpose entities;

(y)   become involved in the day-to-day management of any other Person;

(z)   make any investments indirectly or by brokers not engaged and paid by any Borrower or Principal of Borrowers or an agent thereof (provided that if any such agent is an Affiliate of any Borrower or such Principal, it shall be compensated at a fair market rate for its services); or

(aa)   permit its board of directors/managers to take any action which, under the terms of any applicable Organizational Documents, requires the unanimous vote of one hundred percent (100%) of the members of the board, without the vote of all of its Independent Directors; including, with respect to itself or to any other Person in which it has a direct or indirect legal or beneficial interest (x) seeking or consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian or other similar official for the benefit of the creditors of such Person or all or any portion of such Person's properties, or (y) taking any action that might cause such Person to become insolvent, petition or otherwise institute insolvency proceedings or otherwise seeking any relief under any laws relating to the relief from debts or the protection of debtors generally, or (z) violating the requirements set forth in this Section 6.34 or in such Person's Organizational Documents, with respect to its operations as a special purpose vehicle.

The limited liability company agreements of each Borrower and each Principal (other than FelCor Op and FelCor TRS) of each Borrower (collectively, the "LLC Agreement") shall provide that (i) to the fullest extent permitted by law, each Independent Director shall consider the interest of the limited liability company, including its respective creditors, in acting or otherwise voting on the single purpose entity matters specified in this Section 6.34 or therein; (ii) that Administrative Agent, together with its successors and assigns as administrative agent hereunder, is an intended beneficiary of the single purpose entity requirements set forth therein and may enforce such provisions, (ii) upon the occurrence of any event that causes the last remaining member of any Borrower or Principal ("Member") to cease to be the member of such Borrower or Principal (other than (1) upon an assignment by Member of all of its limited liability company interest in such Borrower or Principal and the admission of the transferee in accordance with the Loan Documents and the LLC Agreement, or (2) the resignation of Member and the admission of an additional member of such Borrower or Principal in accordance with the terms of the Loan Documents and the LLC Agreement), any Person designated by such Borrower or Principal shall, without any action of any other Person and simultaneously with the Member ceasing to be the member of such Borrower or Principal, automatically be admitted to such Borrower ("Special Member") and shall continue such Borrower or Principal without dissolution and (iv) Special Member may not resign from such Borrower or Principal or transfer its rights as Special Member unless a successor Special Member has been admitted to such Borrower or Principal as Special Member in accordance with requirements of Delaware law. The LLC Agreement further provides that (v) Special Member shall automatically cease to be a member of such Borrower or Principal upon the admission to such Borrower or Principal of a substitute Member, (w) Special Member shall be a member of such Borrower or Principal that has no interest in the profits, losses and capital of such Borrower or Principal and has no right to receive any distributions of such Borrower's or Principal's assets, (x) pursuant to Section 18-30-1 of the Delaware Limited Liability Company Act (the "Act"), Special Member shall not be required to make any capital contributions to such Borrower or Principal and shall not receive a limited liability company interest in such Borrower, (y) Special Member, in its capacity as Special Member, may not bind such Borrower or Principal and (z) except as required by any mandatory provision of the Act, Special Member, in its capacity as Special Member, shall have no right to vote on, approve or otherwise consent to any action by, or matter relating to, such Borrower or Principal, including, without limitation, the merger, consolidation or conversion of such Borrower or Principal. In order to implement the admission to such Borrower or Principal of Special Member, Special Member shall execute a counterpart to the LLC Agreement. The LLC Agreement provides that prior to its admission to such Borrower or Principal as Special Member, Special Member shall not be a member of such Borrower or Principal. The LLC Agreement further provides the following: (i) upon the occurrence of any event that causes the Member to cease to be a member of such Borrower or Principal, to the fullest extent permitted by law, the personal representative of Member shall, within ninety (90) days after the occurrence of the event that terminated the continued membership of Member in such Borrower or Principal, agree in writing (A) to continue such Borrower or Principal and (B) to the admission of the personal representative or its nominee or designee, as the case may be, as a substitute member of such Borrower or Principal, effective as of the occurrence of the event that terminated the continued membership of Member of such Borrower in such Borrower or Member of such Principal in such Principal, as applicable; (ii) any action initiated by or brought against Member or Special Member under any Debtor Relief Laws shall not cause Member or Special Member to cease to be a member of such Borrower or Principal and upon the occurrence

of such an event, the business of such Borrower or Principal shall continue without dissolution; and (iii) that each of Member and Special Member waives any right it might have to agree in writing to dissolve such Borrower or Principal upon the occurrence of any action initiated by or brought against Member or Special Member under any Debtor Relief Laws, or the occurrence of an event that causes Member or Special Member to cease to be a member of such Borrower or Principal.

6.35.   Business Purposes. The Loan and the proceeds thereof are to be used solely for the business purposes of Borrowers, and is not for personal, family, household, or agricultural purposes.

6.36.   Taxes. Each Borrower has filed all federal, state, county, municipal, and city income and other tax returns required to have been filed by it and has paid, prior to delinquency thereof, all taxes and related liabilities which have become due pursuant to such returns or pursuant to any assessments received by it. No Borrower knows of any basis for any additional assessment in respect of any such taxes and related liabilities for prior years.

6.37.   Environmental Representations and Warranties. Each Borrower represents and warrants, except as specifically disclosed in those certain Environmental Reports identified on Schedule 6.37 with respect to each Collateral Property that: (a) there are no Hazardous Materials or underground storage tanks in, on, or under any of the Collateral Properties, except those that are both (i) in compliance with current Environmental Laws and with permits issued pursuant thereto (if such permits are required), and (ii) either (A) in amounts not in excess of that necessary to operate, clean, repair and maintain the applicable Collateral Property or each tenant's respective business at such Collateral Property as set forth in their respective Leases, or (B) held by a tenant for sale to the public in its ordinary course of business, (b) there are no past, present or threatened Releases of Hazardous Materials in violation of any Environmental Law and which would require remediation by a Governmental Authority in, on, under or from any of the Collateral Properties; (c) there is no threat of any Release of Hazardous Materials migrating to any of the Collateral Properties; (d) there is no present or, to any Borrower's knowledge, prior non-compliance with Environmental Laws, or with permits issued pursuant thereto, in connection with any of the Collateral Properties; (e) each Borrower does not know of, and has not received, any written or oral notice or other communication from any Person (including but not limited to a Governmental Authority) relating to Hazardous Materials located or Released in, on, under or from any of the Collateral Properties or relating to any Environmental Liability; and (f) each Borrower has truthfully and fully provided to Administrative Agent, in writing, any and all information relating to environmental conditions in, on, under or from any of the Collateral Properties known to such Borrower or contained in such Borrower's files and records, including but not limited to any reports relating to Hazardous Materials in, on, under or migrating to or from any of the Collateral Properties and/or to the environmental condition of the Collateral Properties.

6.38.   Ground Lease Representations. Except as set forth on Schedule 6.38:

(a)   Each Property that is subject to a Ground Lease, and the applicable Ground Lessor thereof and the title and dates with respect to any agreements, amendments or assignments comprising such Ground Lease, are set forth on Schedule 6.15, and (i) Borrower has delivered a true and correct copy of each Ground Lease to Administrative Agent prior to or simultaneously with its execution of the applicable Mortgage, (ii) each Ground Lease

is in full force and effect and has not been modified or amended in any manner whatsoever, except as identified on Schedule 6.15, (iii) each Ground Lessee enjoys the quiet and peaceful possession of the property demised thereby, (iv) there are no defaults under any Ground Lease by any party thereunder, and no event has occurred which but for the passage of time, or notice, or both would constitute a default under such Ground Lease, (v) all rents, additional rents and other sums due and payable under each Ground Lease have been paid in full, and (vi) no Ground Lessee or any Affiliate nor the applicable Ground Lessor under each Ground Lease has commenced any action or given or received any notice for the purpose of terminating such Ground Lease, (vii) the consummation of the transactions contemplated hereby will not result in any breach of, or constitute a default under, any Ground Lease, (viii) all actions which must be taken for Administrative Agent to have the rights of a leasehold mortgagee or mortgagee pursuant to each of the Ground Leases have been taken and completed, and (ix) no Ground Lessee or Affiliate has granted any other leasehold mortgage or made any other assignment, pledge or hypothecation of its interest under any of the Ground Leases;

(b)   The Mortgage encumbering Hospitality Owner's interest in the Philadelphia Affiliate Ground Lease also encumbers the Philadelphia Affiliate Ground Lessor's fee interest in the Philadelphia Property and the fee interest is subject and subordinate of record to the applicable Mortgage, and such Mortgage does not by its terms provide that it will be subordinated to the Lien of any other mortgage or other Lien upon such fee interest, and upon the occurrence of an Event of Default, Administrative Agent has the right to foreclose or otherwise exercise its rights with respect to the fee interest within a commercially reasonable time;

(c)   The Ground Leases or a memorandum thereof have been duly recorded, the Ground Leases permit the interest of the lessee thereunder to be encumbered by the applicable Mortgage. Except as identified on Schedule 6.15, there has not been any change in the terms of the Ground Leases since their recordation. Each of the Ground Leases, either by its express terms or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), cannot be cancelled, terminated, surrendered or amended without the prior written consent of Administrative Agent;

(d)   The Ground Leases are not subject to any Liens (other than Permitted Liens) superior to, or of equal priority with, the applicable Mortgage;

(e)   The applicable Ground Lessee's interest in each of the Ground Leases, either by the express terms of the Ground Leases or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), are assignable upon notice to, but without the consent of, the lessor thereunder and, in the event that it is so assigned, it is further assignable upon notice to, but without the need to obtain the consent of, such lessor;

(f)   The Ground Leases, either by their express terms or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), require the lessor thereunder to give notice of any default by the applicable Ground Lessee to Administrative Agent; and the Ground Leases, either by their express terms or after giving effect to any

estoppel and consent agreement described in Section 5.01(a)(xii)(C), further provide that notice of termination given under the Ground Leases are not effective against Administrative Agent or any Lender unless a copy of the notice has been delivered to Administrative Agent or the Lenders in the manner described in the applicable Ground Lease;

(g)   Either under the express terms of the Ground Leases or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), Administrative Agent is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the applicable Ground Lessee under the Ground Leases) to cure any default under the Ground Leases, which is curable after the receipt of notice of any default before the lessor thereunder may terminate such Ground Lease;

(h)   The Ground Leases have a term which extends not less than twenty-two (22) years beyond the Maturity Date;

(i)   After giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), the Ground Leases, require the lessor to enter into a new lease on similar terms and conditions upon termination of the applicable Ground Lease for any reason, including rejection of such Ground Lease in a proceeding under any Debtor Relief Law;

(j)   Under the terms of each Ground Lease and the applicable Loan Documents, taken together, any Net Proceeds will be applied either to the Restoration of all or part of the Collateral Properties, with Administrative Agent or a trustee appointed by Administrative Agent having the right to hold and disburse such Net Proceeds as the Restoration progresses, or, after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), to the payment of the outstanding principal balance of the Loan together with any accrued interest thereon; and

(k)   Either under the express terms of the Ground Leases or after giving effect to any estoppel and consent agreement described in Section 5.01(a)(xii)(C), the Ground Leases do not impose restrictions on subletting.

6.39.   Operating Lease Representations.

(a)   (i) Each Operating Lease is in full force and effect and has not been modified or amended in any manner whatsoever, (ii) except as set forth on Schedule 6.39, there are no defaults under any Operating Lease by any party thereunder, and no event has occurred which but for the passage of time, or notice, or both would constitute a default under such Operating Lease, (iii) except as set forth on Schedule 6.39, all rents, additional rents and other sums due and payable under each Operating Lease have been paid in full, and (iv) no Operating Lessee nor any Owner (Lessor) under any Operating Lease has commenced any action or given or received any notice for the purpose of terminating such Operating Lease;

(b)   Each Mortgage which encumbers an Operating Lessee's interest in an Operating Lease also encumbers the respective Owner's interest in the applicable Collateral Property, and the fee interest is subject and subordinate of record to the applicable Mortgage,

and such Mortgage does not by its terms provide that it will be subordinated to the Lien of any other mortgage or other Lien upon such fee interest, and upon the occurrence and during the continuance of an Event of Default, Administrative Agent has the right to foreclose or otherwise exercise its rights with respect to the fee interest within a commercially reasonable time;

(c)   The Operating Leases cannot be cancelled, terminated, surrendered or amended without the prior written consent of Administrative Agent, except as expressly permitted by Section 7.16(d);

(d)   The applicable interests of each Operating Lessee and each Owner in the Operating Leases are not subject to any Liens (other than Permitted Liens) superior to, or of equal priority with, the applicable Mortgage;

(e)   The Operating Leases require the applicable Owner to give notice of any default by the applicable Operating Lessee to Administrative Agent and the Operating Leases further provide that notice of termination given under the Operating Leases are not effective against Administrative Agent or any Lender unless a copy of the notice has been delivered to Administrative Agent or the Lenders in the manner described in the applicable Operating Lease;

(f)   Under the terms of each Operating Lease, Administrative Agent is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the applicable Operating Lessee under the Operating Leases) to cure any default under the Operating Lease, which is curable after the receipt of notice of any default before the lessor thereunder may terminate such Operating Lease;

(g)   Under the terms of each Operating Lease and the applicable Loan Documents, taken together, any Net Proceeds will be applied either to the Restoration of all or part of the Collateral Properties, with Administrative Agent or a trustee appointed by Administrative Agent having the right to hold and disburse such Net Proceeds as the Restoration progresses, or to the payment of the outstanding principal balance of the Loan together with any accrued interest thereon; and

(h)   The Operating Leases do not impose restrictions on subletting.

6.40.   Liens. The Collateral Documents provide first priority Liens in the Collateral in favor of the Secured Parties, subject to no other Liens, other than Permitted Liens.

6.41.   Service Contracts. Other than the Leases, the Operating Leases and the Ground Leases, no Borrower has entered into any Contractual Obligation with respect to property or services to be provided by third parties with respect to any Collateral Property except (a) those listed on Schedule 6.41, (b) after the Restatement Date, those permitted under Section 8.05, and (c) those that are otherwise not material to Borrowers or any Collateral Property.

6.42. **Personal Property Leasing and Financing**.

No Personal Property used in the ownership or operation of any hotel, is subject to any financing or leasing arrangements except (a) as disclosed on Schedule 6.42, (b) after the Restatement Date, those permitted under Section 8.04, and (c) those that are otherwise not material to Borrowers or any Collateral Property.

6.43. **Reciprocal Agreements**.

(a)   No Loan Party is currently in default in any respect (nor has any notice been given or received with respect to an alleged or current default) under any of the terms and conditions of any REA, and each REA remains unmodified and in full force and effect except where such default, modification or failure to be in full force and effect could not reasonably be expected to cause a Material Property Event.

(b)   All sums due and owing by any Loan Party to the other parties to each REA (or by the other parties to each REA to any Loan Party) pursuant to the terms of such REA, have been paid, are current, and no lien has attached on any Collateral Property (or threat thereof been made) for failure to pay any of the foregoing except where such failure could not reasonably be expected to cause a Material Property Event.

6.44. **USA Patriot Act**.

(a)   Neither Borrowers nor any of their Subsidiaries or, to the knowledge of Borrowers, any of their respective Affiliates over which any of the foregoing exercises management control (each, a "Controlled Affiliate") is a Prohibited Person, and Borrowers and, to the knowledge of Borrowers, such Controlled Affiliates are in compliance with all applicable orders, rules and regulations of OFAC.

(b)   Neither Borrowers nor any of their Subsidiaries or, to the knowledge of Borrowers, any of their respective Controlled Affiliates: (1) is targeted by United States or multilateral economic or trade sanctions currently in force; (2) is owned or controlled by, or acts on behalf of, any Person that is targeted by United States or multilateral economic or trade sanctions currently in force; (3) is a Prohibited Person; or (4) is named, identified or described on any list of Persons with whom United States Persons may not conduct business, including any such blocked persons list, designated nationals list, denied persons list, entity list, debarred party list, unverified list, sanctions list or other such lists published or maintained by the United States, including OFAC, the United States Department of Commerce or the United States Department of State.

6.45. **Embargoed Person**. (a) None of Borrowers' assets constitute property of, or are beneficially owned, directly or indirectly, by any Person targeted by economic or trade sanctions under U.S. law, including but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq. (the "Trading With the Enemy Act"), any of the foreign assets control regulations of the Treasury (31 C.F.R., Subtitle B, Chapter V, as amended) (the "Foreign Assets Control Regulations") or any enabling

legislation or regulations promulgated thereunder or executive order relating thereto (which includes, without limitation, (i) Executive Order No. 13224, effective as of September 24, 2001, and relating to Blocking Property and Prohibiting Transaction With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) (the "Executive Order") and (ii) the USA PATRIOT Act, if the result of such ownership would be that any Loan made by any Lender would be in violation of law ("Embargoed Person"); (b) no Embargoed Person has any interest of any nature whatsoever in Borrowers if the result of such interest would be that any Loan would be in violation of law; (c) Borrowers have not engaged in business with Embargoed Persons if the result of such business would be that any Loan made by any Lender would be in violation of law; and (d) neither Borrowers nor any Controlled Affiliate (i) is or will become a "blocked person" as described in the Executive Order, the Trading With the Enemy Act or the Foreign Assets Control Regulations or (ii) engages or will engage in any dealings or transactions, or be otherwise associated, with any such "blocked person". For purposes of determining whether or not a representation is true or a covenant is being complied with under this Section 6.45, Borrower shall not be required to make any investigation into (i) the ownership of publicly traded stock or other publicly traded securities or (ii) the beneficial ownership of any collective investment fund.

6.46. Survival of Representations. Borrowers agree that all of the representations and warranties set forth in this Article VI and elsewhere in this Agreement and in the other Loan Documents (as such representations and warranties are modified or qualified by the Schedules, reports and other certificates and instruments delivered to Administrative Agent pursuant to this Agreement) shall survive for so long as any amount remains owing by any Loan Party under this Agreement or any of the other Loan Documents. All representations, warranties, covenants and agreements made in this Agreement or in the other Loan Documents by any Loan Party shall be deemed to have been relied upon by Administrative Agent and the Lenders notwithstanding any investigation heretofore or hereafter made by any of Administrative Agent or the Lenders or on its behalf.

ARTICLE VII

AFFIRMATIVE COVENANTS

From the date hereof until payment and performance in full of all Obligations under the Loan Documents and the termination or expiration of all Commitments and any Letters of Credit or, in respect of a specific Collateral Property, until the earlier release of the Liens of all Mortgages encumbering such Collateral Property in accordance with the terms of this Agreement and the other Loan Documents, Borrowers each covenant as follows:

7.01. Existence; Compliance with Legal Requirements.

(a) There shall never be committed by any Borrower or any other Person in occupancy of or involved with the operation or use of the Collateral Properties any act or omission affording the Federal government or any state or local government the right of forfeiture against any Collateral Property or any part thereof or any monies paid in performance of such Borrower's obligations under any of the Loan Documents. Each Borrower hereby covenants and agrees not to commit, permit or suffer to exist any act or

omission affording such right of forfeiture. To the extent that any Borrower's noncompliance with this Section 7.01(a) would reasonably be expected to have a Material Adverse Effect: (i) such Borrower shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its existence, rights, licenses, permits and franchises, and comply, in all material respects, with all Legal Requirements applicable to it and its Collateral Properties; (ii) such Borrower shall at all times maintain, preserve and protect all franchises and trade names and preserve all the remainder of its property used or useful in the conduct of its business and shall keep the Collateral Properties in good working order and repair, and from time to time make, or cause to be made, all reasonably necessary repairs, renewals, replacements, betterments and improvements thereto, all as more fully provided in this Agreement and the Mortgages; (iii) such Borrower shall keep the Collateral Properties insured at all times by financially sound and reputable insurers, to such extent and against such risks, and maintain liability and such other insurance, as is more fully provided in this Agreement; and (iv) such Borrower shall operate any Collateral Property that is the subject of any O&M Program in accordance with the terms and provisions thereof in all material respects.

(b)   Borrowers, at their own expense, may contest by appropriate legal proceeding promptly initiated and conducted in good faith and with due diligence, the validity of any Legal Requirement, the applicability of any Legal Requirement to Borrowers or any Collateral Property or any alleged violation of any Legal Requirement, provided that (i) no Event of Default has occurred and remains uncured; (ii) such proceeding shall be permitted under and be conducted in accordance with the provisions of any Contractual Obligation to which the applicable Borrowers are subject and shall not constitute a default thereunder and such proceeding shall be conducted in accordance with all applicable Laws; (iii) no Collateral Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, cancelled or lost; (iv) Borrowers shall promptly upon final determination thereof comply with any such Legal Requirement determined to be valid or applicable or cure any violation of any Legal Requirement; (v) such proceeding shall suspend the enforcement of the contested Legal Requirement against Borrowers or any Collateral Property; and (vi) Borrowers shall furnish such security as may be required in the proceeding, to insure compliance with such Legal Requirement, together with all interest and penalties payable in connection therewith. Administrative Agent may apply any such security or part thereof, as necessary to cause compliance with such Legal Requirement at any time when, in the judgment of Administrative Agent, the validity, applicability or violation of such Legal Requirement is finally established or any Collateral Property (or any part thereof or interest therein) shall be in danger of being sold, forfeited, terminated, cancelled or lost.

7.02.   Taxes and Other Charges. Borrowers shall pay all Taxes and material Other Charges now or hereafter levied or assessed or imposed against the Collateral Properties or any part thereof prior to delinquency thereof. Upon Administrative Agent's request, each Borrower shall furnish to Administrative Agent receipts, or other evidence for the payment of the Taxes and the Other Charges prior to the date the same shall become delinquent. Borrowers shall not suffer and shall promptly cause to be paid and discharged any Lien or charge whatsoever which may be or become a Lien or charge against the Collateral Properties, and shall promptly pay for all utility services provided to

the Collateral Properties. Borrowers, at their own expense, may contest by appropriate legal proceeding, promptly initiated and conducted in good faith and with due diligence, the amount or validity or application in whole or in part of any Taxes or Other Charges, provided that (i) no Event of Default has occurred and remains uncured or would result from such contest; (ii) such proceeding shall be permitted under and be conducted in accordance with the provisions of any Contractual Obligation to which a Borrower is subject and shall not constitute a default thereunder and such proceeding shall be conducted in accordance with all applicable Laws; (iii) no Collateral Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, cancelled or lost; (iv) Borrowers shall promptly upon final determination thereof pay the amount of any such Taxes or Other Charges, together with all costs, interest and penalties which may be payable in connection therewith; (v) such proceeding shall suspend the collection of such contested Taxes or Other Charges from the applicable Collateral Properties; and (vi) each Borrower shall furnish to Administrative Agent for the benefit of the Lenders, such security as may be required in the proceeding or as may be necessary or advisable, to insure the payment of any such Taxes or Other Charges, together with all interest and penalties thereon. Administrative Agent may apply such security or part thereof held by Administrative Agent at any time when, in the judgment of Administrative Agent, the validity or applicability of such Taxes or Other Charges are established or any Collateral Property (or part thereof or interest therein) shall be in danger of being sold, forfeited, terminated, cancelled or lost or there shall be any danger of the Lien of any Mortgage being primed by any related Lien.

7.03.   Litigation. Borrowers shall give prompt written notice to Administrative Agent and the Lenders of any litigation or governmental proceedings pending or threatened in writing against any Borrower which might have a Material Adverse Effect or could reasonably be expected to result in a judgment in excess of $10,000,000.

7.04.   Access to Collateral Properties. Borrowers shall permit agents, representatives and employees of Administrative Agent and each Lender to inspect the Collateral Properties or any part thereof at reasonable hours upon reasonable advance notice and shall cause each Operating Lessee and each Manager to permit such access.

7.05.   Notice of Default. Borrowers shall promptly advise Administrative Agent and the Lenders of the occurrence of any Default, Event of Default or any material adverse change in any Borrower's condition, financial or otherwise reasonably likely to cause a Material Adverse Effect or Material Property Event of which a Borrower has knowledge.

7.06.   Cooperation in Legal Proceedings. Except with respect to any claim by Borrowers against Administrative Agent or the Lenders, Borrowers shall cooperate fully with Administrative Agent with respect to any proceedings relating to Borrowers, the Collateral Properties or the Loans before any court, board or other Governmental Authority which may in any way adversely affect the rights of Administrative Agent or any Lender hereunder or any rights obtained by Administrative Agent or any Lender under any of the other Loan Documents and, in connection therewith, permit Administrative Agent on behalf of the Lenders, at its election, to participate in any such proceeding.

7.07.   Award and Insurance Benefits. Borrowers shall cooperate with Administrative Agent in obtaining for the Lenders the benefits of any Awards or Insurance Proceeds lawfully or equitably

payable in connection with any Collateral Property, and Administrative Agent shall be reimbursed for any expenses incurred in connection therewith (including reasonable attorneys' fees and disbursements, and the payment by Borrowers of the expense of an Acceptable Appraisal on behalf of the Lenders in case of Casualty or Condemnation affecting any Collateral Property or any part thereof) out of such Award or Insurance Proceeds.

7.08. <u>Further Assurances</u>. Borrowers shall, at Borrowers' sole cost and expense:

(a) furnish to Administrative Agent all instruments, documents, boundary surveys, footing or foundation surveys, certificates, plans and specifications, appraisals, title and other insurance reports and agreements, and each and every other document, certificate, agreement and instrument required to be furnished by Borrowers pursuant to the terms of the Loan Documents or reasonably requested by Administrative Agent in connection therewith;

(b) execute and deliver to Administrative Agent such documents, instruments, certificates, assignments and other writings, and do such other acts necessary or desirable, to evidence, preserve and/or protect the Collateral at any time securing or intended to secure the Obligations under the Loan Documents and the Liens in favor of the Secured Parties and priority thereof, as Administrative Agent may reasonably require including, without limitation (i) the authorization of Administrative Agent to execute and/or the execution by Borrowers (if applicable) and filing of UCC financing statements, (ii) the execution and delivery of all such writings necessary to transfer any Licenses into the name of Administrative Agent or its designee after the occurrence of any Event of Default, to the extent such Licenses are transferable, (iii) Borrowers shall cause the applicable Manager to cooperate in the transfer of any Licenses held by such Manager to Borrowers upon the termination of the Management Agreement with such Manager, in accordance with the terms of such Management Agreement, and (iv) in respect of Collateral consisting of motor vehicles in excess of $25,000.00 in value per vehicle only, notification by Borrowers of the existence of such vehicles whether or not requested by Administrative Agent and upon the request of Administrative Agent such information relating to and instruments of title relating thereto as may be necessary to perfect Liens; and

(c) do and execute all and such further lawful and reasonable acts, conveyances and assurances for the better and more effective carrying out of the intents and purposes of this Agreement and the other Loan Documents, as Administrative Agent shall reasonably require from time to time, including cooperating (i) to assist any Lender in obtaining any additional appraisals required under FIRREA, at the sole expense of such Lender, and (ii) to assist Administrative Agent in obtaining updated appraisals at any time and from time to time, provided that unless an Event of Default has occurred and is continuing, Borrowers shall only be responsible for costs of one such updated appraisal for each Collateral Property per calendar year so long as more than six months has elapsed since the then most recent updated appraisal for such Collateral Property was obtained.

7.09. <u>Mortgage and Intangible Taxes</u>. Borrowers shall pay, or reimburse Administrative Agent and each Lender for (in each case, to the extent permitted by applicable Law) all state, county

and municipal recording, mortgage, intangible, and all other taxes imposed upon the execution and recordation of the Mortgage and/or upon the execution and delivery of Notes and this Agreement.

7.10. Financial Reporting.

(a) Borrowers will keep and maintain or will cause to be kept and maintained on a Fiscal Year basis, in accordance with GAAP, (or such other accounting basis acceptable to Administrative Agent) proper and accurate books, records and accounts reflecting all of the financial affairs of Borrowers and all items of income and expense in connection with the operation on an individual basis of the Collateral Properties. Administrative Agent, at its own cost and expense (except as provided in the next sentence) shall have the right from time to time at all times during normal business hours upon reasonable notice to examine such books, records and accounts at the office of Borrowers or any other Person maintaining such books, records and accounts and to make such copies or extracts thereof as Administrative Agent shall desire. Upon the occurrence and during the continuance of an Event of Default, Borrowers shall pay any reasonable costs and expenses incurred by Administrative Agent to examine Borrowers' accounting records with respect to the Collateral Properties, as Administrative Agent shall determine to be necessary or appropriate. All operating and profits and loss statements required pursuant to this Section 7.10 shall be prepared for each Collateral Property and for the Collateral Properties taken as a whole. All other statements required pursuant to this Section 7.10 shall be prepared for the Collateral Properties taken as a whole.

(b) Each Borrower will furnish to Administrative Agent and the Lenders annually, within ninety (90) days following the end of each Fiscal Year: a complete copy of (i) Borrowers' annual financial statements certified by a Responsible Officer of Borrowers, both in accordance with GAAP (or such other accounting basis acceptable to Administrative Agent) covering the Collateral Properties for such Fiscal Year and containing statements of profit and loss and a balance sheet, (ii) an operating statement certified by a Responsible Officer of each Borrower for each Collateral Property and the Collateral Properties taken as a whole which present the operating results of the Collateral Properties in a manner consistent with those operating statements given by each Borrower to Administrative Agent prior to the Original Closing Date (but giving effect to the addition of and deletion of Collateral Properties, as applicable), which operating statement shall be in substantially the form of Exhibit I. Such statements referred to in subsection (ii) above shall set forth the financial condition and the results of operations of the Collateral Properties for such Fiscal Year, and shall include, but not be limited to, amounts representing annual Net Operating Income for such period, and (iii) calculations, set forth in reasonable detail of the Debt Service Coverage Ratio, certified by a Responsible Officer of Borrowers. Annual financial statements of Borrowers shall be accompanied by (1) operating statements for each Collateral Property and the Collateral Properties taken as a whole showing a comparison of the income and expenses contained in the prior Fiscal Year's Approved Annual Budget and the actual income and expenses for the prior Fiscal Year, (2) a certificate executed by a Responsible Officer or other appropriate officer of such Borrower, stating that each such annual financial statement and operating statements present fairly the financial condition and the results of operations of each Borrower and the Collateral Properties being reported upon and has been prepared in accordance with GAAP,

and (3) an annual occupancy report for such year, including the average daily room rate for such year.

(c)   Each Borrower will furnish, or cause to be furnished, to Administrative Agent and the Lenders on or before forty-five (45) days after the end of each calendar quarter the following items, accompanied by a certificate of a Responsible Officer or other appropriate officer of such Borrower, stating that such items are true, correct, accurate, and complete and fairly present the results of the operations of such Borrower and the Collateral Properties: (i) a report of occupancy for the subject quarter including an average daily rate, and any and all franchise inspection reports received by any Borrower during the subject quarter accompanied by an Officer's Certificate with respect thereto; (ii) quarterly and year-to-date operating statements, and Capital Expenditures presented for each Collateral Property and the Collateral Properties taken as a whole in a form consistent with the operating statements and Capital Expenditures reports delivered by Borrowers to Administrative Agent and the Lenders in connection with the Lenders' underwriting of the Loan which operating statement shall be in substantially the form of Exhibit I) and prepared for each calendar quarter, noting Net Operating Income for such period, and other information necessary and sufficient to fairly present the results of operation of the Collateral Properties during such calendar quarter, and containing a comparison of budgeted income and expenses and the actual income and expenses, (iii) a detailed explanation of any variances which are both (I) ten percent (10%) or more and (II) in excess of $50,000 between budgeted and actual amounts for any Collateral Property, all in form satisfactory to Administrative Agent; (iv) calculations, set forth in reasonable detail of the Debt Service Coverage Ratio, certified by a Responsible Officer of Borrower and (v) a Smith Travel Research STAR Report or similar market benchmarking service for each Collateral Property.

(d)   Each Borrower will furnish, or cause to be furnished, to Administrative Agent and the Lenders on or before thirty (30) days after the end of each calendar month, monthly profits and loss statements for each Collateral Property, accompanied by a certificate of a Responsible Officer or other appropriate officer of Borrower, stating that such statements are true, correct, accurate, and complete and fairly present the results of the operations of Borrowers and each Collateral Properties.

(e)   For Fiscal Year 2013, and for each Fiscal Year thereafter, (I) Borrowers shall submit to Administrative Agent a preliminary Annual Budget for each Collateral Property not later than thirty (30) days prior to the commencement of such Fiscal Year and (II) Borrowers shall submit to Administrative Agent a final proposed Annual Budget for each Collateral Property not later than sixty (60) days after to the commencement of such Fiscal Year. The final budget shall be in form reasonably satisfactory to Administrative Agent, and shall be subject to Administrative Agent's written approval, which approval shall not be unreasonably withheld or delayed (each such Annual Budget after it has been approved in writing by Administrative Agent shall be hereinafter referred to as an "Approved Annual Budget"; provided that each of the Annual Budgets for Fiscal Year 2012 for each Collateral Property, which were delivered on or before the Restatement Date, constitutes an Approved Annual Budget for such Collateral Property). In the event that Administrative Agent objects to the

preliminary or final proposed Annual Budget submitted by Borrowers, Administrative Agent shall advise Borrowers of such objections within fifteen (15) days after receipt respectively thereof (and deliver to Borrowers a reasonably detailed description of such objections) and Borrowers shall promptly revise such Annual Budget and resubmit the same to Administrative Agent. Administrative Agent shall advise Borrowers of any objections to such revised Annual Budget within ten (10) days after receipt thereof (and deliver to Borrowers a reasonably detailed description of such objections) and Borrowers shall promptly revise the same in accordance with the process described in this subsection until Administrative Agent approves the Annual Budget. Until such time that Administrative Agent approves a proposed Annual Budget, the most recently Approved Annual Budget shall apply; provided that, such Approved Annual Budget shall be adjusted to reflect (A) estimated increases in Taxes, Insurance Premiums and utilities expenses and, (B) any incremental increases provided for under the terms of the Management Agreements. Any such proposed preliminary or final Annual Budget submitted to Administrative Agent for Administrative Agent's approval shall be deemed approved if Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with such final proposed Annual Budget, as the case may be, and any and all required information and documentation reasonably required by Administrative Agent to reach a decision, provided, such request to Administrative Agent is marked in bold lettering with the following language: "ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY". With respect to the Annual Budgets to the extent that the timing and the procedures for approval of such Annual Budgets as set forth herein shall be inconsistent with the timing and the procedures for approval set forth in the Management Agreements, the timing and procedures set forth in the Management Agreement shall control, provided that the foregoing shall not in any way limit Administrative Agent's rights to approve such Annual Budgets as set forth above prior to Borrowers agreement on such Budget with the applicable Manager.

(f) Borrowers shall furnish to Administrative Agent and each Lender, promptly, and in any event, within ten (10) Business Days after written request such further detailed information with respect to the operation of the Collateral Properties and the financial affairs of Borrowers as may be reasonably requested by such Person. Borrowers shall give to Administrative Agent and each Lender notice of the departure of any Independent Director from any Borrower (and the appointment of any replacement therefore) in accordance with Section 6.34(x) above.

(g) Borrowers shall furnish to Administrative Agent and each Lender copies of any periodic reporting on covenant compliance under Section 4.18 of the Senior Secured Notes Indenture 2012, concurrently with their delivery thereunder.

(h) Any reports, statements or other information required to be delivered under this Agreement shall be delivered (i) on a diskette or via email, (ii) if requested by Administrative Agent or a Lender and within the capabilities of Borrowers' data systems

without change or modification thereto, in electronic form and prepared using a Microsoft Excel, Microsoft Word for Windows or WordPerfect for Windows files (which files may be prepared using a spreadsheet program and saved as word processing files) and (iii) if requested by Administrative Agent or a Lender, in paper form.

7.11.   Business and Operations. Each Borrower will continue to engage in the businesses presently conducted by such Borrower as and to the extent the same are necessary for the ownership, maintenance, management and operation of the Collateral Properties. Each Borrower will exercise commercially reasonable efforts to comply at all times and in all material respects with the applicable brand standards at each Collateral Property. Borrowers will remain in good standing under the laws of each jurisdiction to the extent required for the ownership, maintenance, management and operation of the Collateral Properties.

7.12.   Costs of Enforcement. Without limitation of any other provision of this Agreement or any other Loan Document, in the event (a) that any Mortgage encumbering any Collateral Property is foreclosed in whole or in part or that any such Mortgage is put into the hands of an attorney for collection, suit, action or foreclosure, (b) of the foreclosure of any mortgage prior to or subsequent to any Mortgage encumbering any Collateral Property in which proceeding Administrative Agent or any Lender is made a party, or (c) a Bankruptcy Event occurs, in respect of any Borrower, any Affiliate Ground Lessor or any of their constituent Persons or an assignment by any Borrower, any Affiliate Ground Lessor or any of their constituent Persons for the benefit of its creditors, Borrowers, the Affiliate Ground Lessors, and their successors or assigns, shall be chargeable with and agree to pay all costs of collection and defense, including attorneys' fees and costs, incurred by Administrative Agent, any Lender, Borrowers or the Affiliate Ground Lessors in connection therewith and in connection with any appellate proceeding or post-judgment action involved therein, together with all required service or use taxes.

7.13.   Estoppel Statements.

(a)   After written request by Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) Borrowers shall within ten (10) Business Days furnish Administrative Agent and the Lenders, with a statement, duly acknowledged and certified, setting forth (i) the amount of the original principal amount of the Obligations, (ii) the unpaid principal amount of the Obligations, (iii) the Applicable Margin, (iv) the date installments of interest and/or principal were last paid, (v) any offsets or defenses to the payment of the Indebtedness hereunder, and (vi) that the Notes, this Agreement, the Mortgages and the other Loan Documents are valid, legal and binding obligations and have not been modified or if modified, giving particulars of such modification.

(b)   Borrowers shall use commercially reasonable efforts to deliver to Administrative Agent and the Lenders upon request, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) tenant estoppel certificates from each commercial tenant under a Major Lease in form and substance reasonably satisfactory to Administrative Agent. As used in this clause (b), "commercially reasonable efforts" shall not, unless an Event of Default has occurred and is

continuing or is reasonably likely to occur, require the payment of fees by Borrower to any Ground Lessor, other than reimbursement for nominal expenses associated with its legal review of the estoppel to the extent required under the applicable Ground Lease.

(c)   Borrowers shall use commercially reasonable efforts, promptly upon request of Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) to deliver to Administrative Agent and the Lenders an estoppel certificate from each Franchisor stating that (i) its Franchise Agreement is in full force and effect and has not been modified, amended or assigned, (ii) neither such Franchisor nor its Operating Lessee is in default under any of the terms, covenants or provisions of the Franchise Agreement and Franchisor knows of no event which, but for the passage of time or the giving of notice or both, would constitute an event of default under such Franchise Agreement, (iii) neither such Franchisor nor such Operating Lessee has commenced any action or given or received any notice for the purpose of terminating such Franchise Agreement and (iv) all sums due and payable to such Franchisor under its Franchise Agreement have been paid in full.

(d)   Borrowers shall, promptly upon request of Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) deliver to Administrative Agent and the Lenders an estoppel certificate from each Operating Lessee stating that (i) its respective Operating Leases are in full force and effect and have not been modified, amended or assigned, (ii) Borrowers are not in default under any of the terms, covenants or provisions of its Operating Lease(s) and such Operating Lessee does not know of any event which, but for the passage of time or the giving of notice or both, would constitute an event of default under any Operating Lease, (iii) no Borrower has commenced any action or given or received any notice for the purpose of terminating any Operating Lease and (iv) all sums due and payable under any Operating Lease have been paid in full.

(e)   Borrowers shall use commercially reasonable efforts, promptly upon request of Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) deliver to Administrative Agent and the Lenders an estoppel certificate from each Ground Lessor stating that (i) the applicable Ground Lease is in full force and effect and has not been modified, amended or assigned, (ii) neither Ground Lessor nor the applicable Ground Lessee is in default under any of the terms, covenants or provisions of the Ground Lease and Ground Lessor knows of no event which, but for the passage of time or the giving of notice or both, would constitute an event of default under the Ground Lease, (iii) neither Ground Lessor nor the applicable Ground Lessee has commenced any action or given or received any notice for the purpose of terminating the Ground Lease and (iv) all sums due and payable under the Ground Lease have been paid in full.

(f)   Borrowers shall use commercially reasonable efforts, promptly upon request of Administrative Agent, and no more often than one time during any twelve (12) month period (unless an Event of Default has occurred and is continuing) deliver to Administrative

Agent an estoppel certificate from each Manager stating that (i) the applicable Management Agreement is in full force and effect and has not been modified, amended or assigned, (ii) neither Manager nor applicable Borrower is in default under any of the terms, covenants or provisions of such Management Agreement and Manager knows of no event which, but for the passage of time or the giving of notice or both, would constitute an event of default under such Management Agreement, (iii) neither Manager nor applicable Borrower has commenced any action or given or received any notice for the purpose of terminating such Management Agreement and (iv) all sums due and payable under such Management Agreement have been paid in full.

7.14.   Use of Proceeds and Letters of Credit. Borrowers shall use the proceeds of the Loans only for (a) Borrowers' working capital, Capital Expenditures and other general corporate purposes not in contravention of any law or any Loan Document and (b) to make certain Restricted Payments. Letters of Credit shall be used only to support general corporate purposes of Borrowers and their Affiliates not in contravention of any law or any Loan Document.

7.15.   Performance by Borrowers. Each Borrower shall in a timely manner observe, perform and fulfill each and every covenant, term and provision of each Loan Document executed and delivered by, or applicable to such Borrower.

7.16.   Leasing Matters.

(a)   With respect to any Collateral Property, each Borrower may enter into a proposed Lease (including the renewal or extension of an existing Lease (a "Renewal Lease")) without the prior written consent of Administrative Agent, provided such proposed Lease or Renewal Lease (i) provides for rental rates and terms comparable to existing local market rates and terms (taking into account the type and quality of the tenant) as of the date such Lease is executed by such Borrower (unless, in the case of a Renewal Lease, the rent payable during such renewal, or a formula or other method to compute such rent, is provided for in the original Lease), (ii) is an arms-length transaction with a bona fide, independent third party tenant, (iii) would not cause a Material Property Event, (iv) is subject and subordinate to the related Mortgage and, upon Administrative Agent's reasonable request, the lessee thereunder agrees to attorn to Administrative Agent and the Lenders pursuant to an agreement acceptable to Administrative Agent and (v) is not a Major Lease. All proposed Leases which do not satisfy the requirements set forth in this Section 7.16(a) shall be subject to the prior approval of Administrative Agent, which approval shall not be unreasonably withheld, delayed or conditioned.   At Administrative Agent's request, Borrowers shall promptly deliver to Administrative Agent copies of all Leases which are entered into pursuant to this Subsection together with Borrowers' certification that they have satisfied all of the conditions of this Section.

(b)   Except as set forth in Schedule 6.39, Borrowers (i) shall observe and perform all the obligations imposed upon the lessor under the Major Leases and shall not do or permit to be done anything to impair the value of any of the Major Leases as security for the Obligations; (ii) shall promptly send copies to Administrative Agent and the Lenders of all notices of default or other material matters which Borrowers shall send or receive with respect

to the Major Leases; (iii) shall enforce all of the material terms, covenants and conditions contained in the Major Leases upon the part of the tenant thereunder to be observed or performed (except for termination of a Major Lease which shall require Administrative Agent's prior written approval); (iv) shall not collect any of the Rents more than one (1) month in advance (except Security Deposits shall not be deemed Rents collected in advance); (v) shall not execute any other assignment of the lessor's interest in any of the Leases or the Rents; and (vi) shall not consent (to the extent that lessor's consent is required under a Major Lease) to any assignment of or subletting under any Major Leases not in accordance with their terms, without the prior written consent of Administrative Agent, which consent shall not be unreasonably withheld, delayed or conditioned.

(c)   Borrowers may, without the consent of Administrative Agent, amend, modify or waive the provisions of any Lease or terminate, reduce rents under, accept a surrender of space under, or shorten the term of, any Lease (including any guarantee, letter of credit or other credit support with respect thereto) provided that such Lease is not a Major Lease and that such action (taking into account, in the case of a termination, reduction in rent, surrender of space or shortening of term, the planned alternative use of the affected space) would not cause a Material Property Event, and provided that such Lease, as amended, modified or waived, is otherwise in compliance with the requirements of this Agreement and any Lease subordination agreement binding upon Administrative Agent with respect to such Lease. A termination of a Lease (other than a Major Lease) with a tenant who is in default beyond applicable notice and grace periods shall not be considered an action which constitutes a Material Property Event unless it causes a breach, default or failure of performance under a Management Agreement or Franchise Agreement. Any amendment, modification, waiver, termination, rent reduction, space surrender or term shortening which does not satisfy the requirements set forth in this Subsection shall be subject to the prior written approval of Administrative Agent and its counsel, at Borrowers' expense. At Administrative Agent's request, Borrowers shall promptly deliver to Administrative Agent and the Lenders copies of all Leases, amendments, modifications and waivers which are entered into pursuant to this Section 7.16(c) together with each applicable Borrower's certification that it has satisfied all of the conditions of this Section 7.16(c).

(d)   Notwithstanding anything contained herein to the contrary, with respect to any Collateral Property, no Borrower shall, without the prior written consent of Administrative Agent (which consent shall not be unreasonably withheld, delayed or conditioned), enter into, materially amend, materially modify, waive any material provisions of, terminate, reduce rents under, accept a surrender of space under, or shorten the term of, or renew or extend upon terms and conditions less favorable to such Borrower, any Major Lease or any instrument guaranteeing or providing credit support for any Major Lease; provided, however, such Borrower shall not be required to obtain Administrative Agent's written consent to any immaterial, non-economic change or beneficial economic change to a Major Lease (provided that, changes materially altering: the square footage leased, the location or use of the Collateral Property or extending the term including any renewal option for a period in excess of five (5) years shall, in each case, be considered a material change); and provided further, that no consent shall be required for any amendment under any Operating Lease, to the extent such amendment could not reasonably be expected to result in a decrease in the Net Operating Income of any

Collateral Property by more than 5% or otherwise result in a Material Adverse Effect. For the avoidance of doubt, to the extent that the lessor's consent is required under the applicable Major Lease, any assignment or sublease of a Major Lease shall require the consent of Administrative Agent.

(e)   To the extent actually received by Administrative Agent, Administrative Agent shall hold any and all monies representing security deposits under the Leases (the "Security Deposits") received by Administrative Agent, in accordance with the terms of this Agreement and the respective Lease, and shall only release the Security Deposits in order to return a tenant's Security Deposit to such tenant if such tenant is entitled to the return of the Security Deposit under the terms of the Lease.

(f)To the extent that Administrative Agent's consent or approval is required under this Section 7.16, any such proposed modification, change, supplement, alteration, amendment, assignment or sublease of a Lease or Major Lease submitted to Administrative Agent for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent a written request for such approval marked in bold lettering with the following language: ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (ii) Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within such fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with such proposed modification, change, supplement, alteration, amendment, assignment or sublease of a Lease or Major Lease, and any and all other information and documentation relating thereto reasonably required by Administrative Agent to reach a decision. In no event shall Administrative Agent be deemed to have approved (1) a surrender, termination or cancellation of a Major Lease or (2) any change having a Material Adverse Effect; provided that Administrative Agent shall not unreasonably delay such decision. Upon Borrowers' request, Administrative Agent shall deliver to Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.16.

7.17.   Management Agreements.

(a)   Each Collateral Property is operated under the terms and conditions of the applicable Management Agreement. Each Operating Lessee shall (i) diligently perform and observe all of the terms, covenants and conditions of the Management Agreements on the part of such Operating Lessee to be performed and observed to the end that all things shall be done which are necessary to keep unimpaired the rights of such Operating Lessee under the Management Agreements and (ii) promptly notify Administrative Agent and the Lenders of the giving of any notice by any Manager to such Operating Lessee of any default by Operating Lessee in the performance or observance of any of the terms, covenants or conditions of any Management Agreement on the part of Operating Lessee to be performed and observed and deliver to Administrative Agent a true copy of each such notice. No Operating Lessee shall surrender any Management Agreement, consent to the assignment by any Manager of its

interest under a Management Agreement, or terminate or cancel any Management Agreement, or modify, change, supplement, alter or amend any Management Agreement, in any material respect, either orally or in writing without Required Lenders' prior written consent; provided, however, that Borrowers shall be entitled to terminate or cancel any Management Agreement that is replaced with a Replacement Management Agreement with any Qualified Manager without the prior consent of Administrative Agent or any Lenders. Borrowers shall deliver notice of such termination or cancellation to Administrative Agent and the Lenders within five (5) Business Days of the occurrence thereof. Borrowers hereby assign to Administrative Agent for benefit of the Secured Parties as further security for the payment of the Obligations and for the performance and observance of the terms, covenants and conditions of this Agreement and the other Loan Documents, all the rights, privileges and prerogatives of Borrowers to surrender any Management Agreement, or to terminate, cancel, modify, change, supplement, alter or amend such Management Agreements, in any material respect, and any such surrender of such Management Agreements, or termination, cancellation, modification, change, supplement, alteration or amendment of any Management Agreement in any material respect, without the prior consent of Administrative Agent and Required Lenders, shall be void and of no force and effect. Any such proposed modification, change, supplement, alteration or amendment of the Management Agreement submitted to Administrative Agent and the Lenders for approval shall be deemed approved if (i) Borrowers deliver to the Lenders a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT AND REQUIRED LENDERS' RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY", and (ii) Administrative Agent and Required Lenders shall have failed to notify Borrowers of approval or disapproval within such fifteen (15) Business Days following Administrative Agent's and the Lenders' receipt of Borrowers' written request together with such proposed modification, change, supplement, alteration or amendment of the Management Agreement, and any and all other information and documentation relating thereto reasonably required by Administrative Agent or the Lenders to reach a decision. In no event shall Administrative Agent or the Required Lenders be deemed to have approved (1) a surrender, termination or cancellation of the Management Agreement, (2) any change having a Material Adverse Effect under the Management Agreement, or (3) or a new management agreement with a new property manager. Upon a Borrower's request, Administrative Agent and each of the disapproving Lenders shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.17.

(b)   If any Operating Lessee shall default in the performance or observance of any material term, covenant or condition of any Management Agreement on the part of each Operating Lessee to be performed or observed, after expiration of any applicable notice and cure periods provided in such Management Agreement, then, without limiting the generality of the other provisions of this Agreement, and without waiving or releasing such Borrower from any of its obligations hereunder, Administrative Agent shall have the right, but shall be under no obligation, to pay any sums and to perform any act or take any action as may be appropriate to cause all the terms, covenants and conditions of such Management Agreement

on the part of such Operating Lessee to be performed or observed to be promptly performed or observed on behalf of such Operating Lessee to the end that the rights of such Operating Lessee in, to and under such Management Agreement shall be kept unimpaired and free from default in all material respects. Administrative Agent and any Person designated by Administrative Agent by written notice to Borrowers shall have, and are hereby granted, the right to enter upon the applicable Collateral Property at any time and from time to time for the purpose of taking any such action. If any Manager shall deliver to Administrative Agent a copy of any notice of default under the Management Agreement, such notice shall constitute full protection to Administrative Agent for any action taken or omitted to be taken by Administrative Agent pursuant to the terms of this Agreement or the other Collateral Documents in good faith, in reliance thereon. No Operating Lessee shall, nor shall it permit any Manager to, sub-contract all or any material portion of its management responsibilities under any Management Agreement to a third-party without the prior written consent of Administrative Agent, which consent shall not be unreasonably withheld, delayed or conditioned. Each Operating Lessee shall request of Managers and deliver to Administrative Agent upon receipt such certificates of estoppel with respect to compliance by such Operating Lessee with the terms of its respective Management Agreement as may be reasonably requested by Administrative Agent. Each Operating Lessee shall exercise each individual option, if any, to extend or renew the term of its respective Management Agreements to the extent required to continue it in full force and effect until after the Maturity Date, and each Operating Lessee hereby authorizes and appoints Administrative Agent its attorney-in-fact to exercise any such option in the name of and upon behalf of such Operating Lessee, which power of attorney shall be irrevocable and shall be deemed to be coupled with an interest. Any sums expended by Administrative Agent pursuant to this Section 7.17 shall bear interest at the Default Rate from the date such cost is incurred to the date of payment to Administrative Agent, (ii) shall be deemed to constitute a portion of the Obligations, (iii) shall be secured by the lien of the Mortgages and the other Loan Documents and (iv) shall be immediately due and payable upon demand by Administrative Agent therefor.

(c)   Without limitation of the foregoing, the applicable Borrower shall, upon request of Administrative Agent or the Required Lenders, and in accordance with the provisions of the applicable assignment of Management Agreement, terminate any Management Agreement and replace the Manager thereunder, without penalty or fee payable by Borrowers, Administrative Agent or the Lenders, if at any time during the term of this Agreement: (i) such Manager shall become insolvent or a debtor in bankruptcy or insolvency proceeding or (ii) subject to clause (d) below, there exists an event of default by such Manager under the applicable Management Agreement which continues beyond any applicable cure period.

(d)   Notwithstanding the foregoing, so long as no Event of Default exists and is continuing and no Material Adverse Effect and no Material Property Event (other than the Material Property Event caused by the referenced default or event of default under the applicable Management Agreement, so long as it has not terminated) shall have occurred, Administrative Agent shall not take any action under Section 7.17(b) or (c)(ii) with respect to any default or event of default under any Management Agreement, if:

123

(A) either:

(1) Manager has not delivered a notice of termination or otherwise sought to terminate the Management Agreement and Borrower and Manager are diligently prosecuting resolution of the substantive issues underlying the default or event of default in good faith and in a commercially reasonable manner; or

(2) Manager has delivered a notice of termination or otherwise sought to terminate the Management Agreement but such termination is not yet effective, and:

(x) the validity of such default or event of default is subject, in good faith, to dispute, by the applicable Borrower,

(y) such Borrower is in the process of diligently contesting such disputed default or event of default, and/or prosecuting the resolution of such default in a commercially reasonable manner, and

(z) in anticipation of such possible termination, Borrower:

(a) promptly engages a new Qualified Manager prior to the effective date of such termination; and

(b) provides a management agreement for such new Qualified Manager to Administrative Agent (and if required by Section 7.17(a) above, the Required Lenders) for review and, subject to Section 7.17(a) above and the definition of "Replacement Management Agreement", comment and approval at least fifteen (15) days before the effective date of such termination; and

(B) such Borrower delivers to Administrative Agent promptly (and in any event within five (5) Business Days of Borrower's receipt thereof) copies of all notices and material correspondence sent and/or received by the applicable Borrower with respect to such default or event of default; and

(C) the proposed Replacement Management Agreement shall be effective not later than the date of termination of the Management Agreement.

7.18. Environmental Covenants.

(a)   Borrowers covenant and agree that so long as any Obligations remain outstanding (i) all uses and operations on or of the Collateral Properties, whether by a Borrower or any other Person, shall be in compliance in all material respects with all Environmental Laws and permits issued pursuant thereto; (ii) there shall be no Releases of Hazardous Materials in, on, under or from any of the Collateral Properties; (iii) there shall be no Hazardous Materials stored or located in, on, or under any of the Collateral Properties, except those that are both (A) in compliance with all Environmental Laws and with permits issued pursuant thereto, if and to the extent required, and (B) (1) in amounts not in excess of that necessary to operate, clean, repair and maintain the applicable Collateral Property as a hotel or (2) fully disclosed

to and approved by Administrative Agent in writing; (iv) Borrowers shall keep the Collateral Properties free and clear of all liens and other encumbrances imposed pursuant to any Environmental Law, whether due to any act or omission of Borrowers or any other Person (the "Environmental Liens"); (v) Borrowers shall, at their sole cost and expense, fully and expeditiously cooperate in all activities pursuant to paragraph (b) below, including but not limited to providing all relevant information and making knowledgeable persons available for interviews; (vi) Borrowers shall, at their sole cost and expense, perform any environmental site assessment or other investigation of environmental conditions in connection with any of the Collateral Properties, pursuant to any reasonable written request of Administrative Agent, upon Administrative Agent's reasonable belief that a Collateral Property is not in full compliance with all Environmental Laws or has been the subject of any Release of Hazardous Materials, and deliver to Administrative Agent and the Lenders full and complete copies of the reports and other results thereof, and Administrative Agent, the Lenders and any other Indemnitees shall be entitled to rely on such reports and other results thereof; (vii) Borrowers shall, at their sole cost and expense (A) promptly and reasonably effectuate remediation of any Hazardous Materials in, on, under or from any Collateral Property in strict compliance with all requirements of Environmental Law; and (B) comply with any Environmental Law, in either case whether or not requested to do so by Administrative Agent; (viii) Borrowers shall not allow any tenant or other user of any of the Collateral Properties to violate any Environmental Law; and (ix) Borrowers shall immediately notify Administrative Agent in writing after any Borrower has become aware of (A) any presence or Release or threatened Releases of Hazardous Materials in, on, under, from or migrating towards any of the Collateral Properties; (B) any non-compliance with any Environmental Laws related in any way to any of the Collateral Properties; (C) any actual or potential Environmental Lien; (D) any required or proposed remediation of environmental conditions relating to any of the Collateral Properties; and (E) any written or oral notice or other communication of which a Borrower becomes aware from any source whatsoever (including but not limited to a Governmental Authority) relating in any way to Hazardous Materials in connection with the Collateral Properties.

(b)	Administrative Agent and any other Person designated by Administrative Agent by written notice to Borrowers, including but not limited to any representative of a Governmental Authority, and any environmental consultant, and any receiver appointed by any court of competent jurisdiction, shall have the right, but not the obligation, to enter upon any Collateral Property at all reasonable times to assess any and all aspects of the environmental condition of any Collateral Property and its use. If any Event of Default shall have occurred or if Administrative Agent shall reasonably believe that any Hazardous Materials are located on the Collateral Property in violation of the terms and conditions of this Agreement or that any Release of any Hazardous Material has occurred to, from or onto any Collateral Property, then Administrative Agent and any other Person designated by Administrative Agent shall have the right, at the cost and expense of Borrowers, payable by Borrowers on demand from Administrative Agent, to conduct an environmental assessment or audit (the scope of which shall be determined in Administrative Agent's sole and absolute discretion) of the Collateral Property, including, without limitation, the taking of samples of soil, groundwater or other water, air, or building materials, and conducting other invasive testing. Borrowers shall

cooperate with and provide access to Administrative Agent and any such Person or entity designated by Administrative Agent by written notice to Borrowers.

7.19. <u>Alterations</u>.

Other than the purchase, replacement and/or installation of FF&E or Capital Expenditures contemplated by the most recent Approved Annual Budget, Borrowers shall obtain Administrative Agent's prior written consent to (i) any material structural alteration or (ii) with respect to each Collateral Property, any other alteration to any Improvements thereon which is estimated to cost in excess of four (4%) percent of the value of the Collateral Property, which consent shall not be unreasonably withheld, delayed or conditioned, except with respect to alterations that may have a Material Adverse Effect or cause a Material Property Event. To the extent that Administrative Agent's consent or approval is required under this Section 7.19, any such proposed alterations to any Improvements submitted to Administrative Agent for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (ii) Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within such fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with a reasonably detailed description of such proposed alteration and any and all other information and documentation relating thereto reasonably required by Administrative Agent to reach a decision. In no event shall Administrative Agent be deemed to have approved alterations that may have a Material Adverse Effect or cause a Material Property Event. Upon a Borrower's request, Administrative Agent shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.19.

7.20. <u>Franchise Agreement</u>.

(a) Each Franchised Property shall be operated under the terms and conditions of the applicable Franchise Agreement. Borrowers shall (i) pay all sums required to be paid by each Operating Lessee under its Franchise Agreement, (ii) diligently perform, observe and enforce all of the terms, covenants and conditions of each Franchise Agreement on the part of each Operating Lessee to be performed, observed and enforced to the end that all things shall be done which are necessary to keep unimpaired the rights of any Borrower and/or each Operating Lessee under any Franchise Agreement, (iii) promptly notify Administrative Agent and the Lenders of the giving of any notice to either Operating Lessee of any default by such Operating Lessee in the performance or observance of any of the terms, covenants or conditions of any Franchise Agreement on the part of each Operating Lessee to be performed and observed and deliver to Administrative Agent a true copy of each such notice, and (iv) promptly deliver to Administrative Agent a copy of each financial statement, business plan, capital expenditure plan, notice, report and estimate received by it under any Franchise Agreement. Borrowers shall not, without the prior consent of Administrative Agent, surrender any Franchise

Agreement or terminate or cancel any Franchise Agreement or modify, change, supplement, alter or amend any Franchise Agreement, in any material respect, either orally or in writing, provided, however, that Borrowers shall be entitled to terminate or cancel any Franchise Agreement that is replaced with a Replacement Franchise Agreement. Borrowers hereby assign to Administrative Agent as further security for the payment of the Obligations and for the performance and observance of the terms, covenants and conditions of this Agreement and the other Loan Documents, all the rights, privileges and prerogatives of Borrowers and Operating Lessees to surrender any Franchise Agreement or to terminate, cancel, modify, change, supplement, alter or amend any Franchise Agreement in any material respect, and any such surrender of any Franchise Agreement or termination, cancellation, modification, change, supplement, alteration or amendment of any Franchise Agreement in any material respect without the prior consent of Administrative Agent shall be void and of no force and effect.

(b)　　　If either Operating Lessee shall default in the performance or observance of any material term, covenant or condition of any Franchise Agreement on the part of such Operating Lessee to be performed or observed after expiration of any applicable notice and cure periods provided in the Franchise Agreement, then, without limiting the generality of the other provisions of this Agreement, and without waiving or releasing a Borrower from any of its obligations hereunder, Administrative Agent shall have the right, but shall be under no obligation, to pay any sums and to perform any act or take any action as may be appropriate to cause all the terms, covenants and conditions of any Franchise Agreement on the part of such Operating Lessee to be performed or observed to be promptly performed or observed on behalf of such Operating Lessee, to the end that the rights of such Operating Lessee in, to and under such Franchise Agreement shall be kept unimpaired and free from default in all material respects. Administrative Agent and any Person designated by Administrative Agent by written notice to Borrowers shall have, and are hereby granted, the right to enter upon the Collateral Properties at any time and from time to time for the purpose of taking any such action. If any Franchisor shall deliver to Administrative Agent a copy of any notice of default under any Franchise Agreement, such notice shall constitute full protection to Administrative Agent for any action taken or omitted to be taken by Administrative Agent pursuant to the terms of this Agreement and any other Collateral Document in good faith, in reliance thereon. Borrowers shall, from time to time, use their best efforts to obtain from each Franchisor such certificates of estoppel with respect to compliance by each Operating Lessee with the terms of its Franchise Agreement as may be requested by Administrative Agent. Each Operating Lessee shall exercise each individual option, if any, to extend or renew the term of its respective Franchise Agreement to the extent required to continue it in full force and effect until after the Maturity Date, and each Operating Lessee hereby expressly authorizes and appoints Administrative Agent as its attorney-in-fact to exercise any such option in the name of and upon behalf of such Operating Lessee, which power of attorney shall be irrevocable and shall be deemed to be coupled with an interest. Any sums expended by Administrative Agent pursuant to this paragraph shall bear interest at the Default Rate from the date such cost is incurred to the date of payment to Administrative Agent, shall be deemed to constitute a portion of the Obligations, shall be secured by the lien of the Mortgages and the other Loan Documents and shall be immediately due and payable upon demand by Administrative Agent therefor.

127

(c)   To the extent that Administrative Agent's consent or approval is required under this Section 7.20, any such proposed modification, change, supplement, alteration or amendment of the Franchise Agreement submitted to Administrative Agent for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (ii) Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within such fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with such proposed modification, change, supplement, alteration or amendment of the Franchise Agreement and any and all other information and documentation relating thereto reasonably required by Administrative Agent to reach a decision. In no event shall Administrative Agent be deemed to have approved (1) a surrender, termination or cancellation of the Franchise Agreement, (2) any change having a Material Adverse Effect under the Franchise Agreement, or (3) a new franchise agreement with a new franchisor (other than a Replacement Franchise Agreement). Upon a Borrower's request, Administrative Agent shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.20.

(d)   Notwithstanding the foregoing, so long as no Event of Default exists and is continuing and no Material Adverse Effect and no Material Property Event (other than the Material Property Event caused by the subject default or event of default under the applicable Franchise Agreement, so long as it has not terminated) shall have occurred, Administrative Agent shall not take any action under Section 7.20(b) or (c)(ii) with respect to any default or event of default under any Franchise Agreement, if:

(A) either:

(1) Franchisor has not delivered a notice of termination or otherwise sought to terminate the Franchise Agreement and Borrower and Franchisor are diligently prosecuting resolution of the substantive issues underlying the default or event of default in good faith and in a commercially reasonable manner; or

(2) Franchisor has delivered a notice of termination or otherwise sought to terminate the Franchise Agreement but such termination is not yet effective, and:

(x) the validity of such default or event of default is subject, in good faith, to dispute, by the applicable Borrower,

(y) such Borrower is in the process of diligently contesting such disputed default or event of default, and/or prosecuting the resolution of such default in a commercially reasonable manner, and

(z) in anticipation of such possible termination, such Borrower:

128

(a) promptly engages a new Qualified Franchisor prior to the effective date of such termination; and

(b) provides a franchise agreement for such new Qualified Franchisor to Administrative Agent for review and, subject to Section 7.20(a) above and the definition of "Replacement Franchise Agreement", comment and approval at least fifteen (15) days before the effective date of such termination; and

(B) such Borrower delivers to Administrative Agent promptly (and in any event within five (5) Business Days of Borrower's receipt thereof) copies of all notices and material correspondence sent and/or received by the applicable Borrower with respect to such default or event of default; and

(C) the proposed Replacement Franchise Agreement shall be effective not later than the date of termination of the Franchise Agreement.

7.21. Operating Lease.

Other than as set forth in Schedule 6.39, each Borrower shall:

(a) promptly perform and/or observe all of the covenants and agreements required to be performed and observed by it under any Operating Lease and do all things necessary to preserve and to keep unimpaired its rights thereunder;

(b) promptly notify Administrative Agent and the Lenders of any event of default under any Operating Lease;

(c) promptly enforce the performance and observance of all of the covenants and agreements required to be performed and/or observed by either Operating Lessee under each Operating Lease;

(d) maintain each Operating Lease in full force and effect during the term of the Loan.

7.22. OFAC.

At all times throughout the term of the Loan, each Loan Party shall be in compliance in all material respects with all applicable orders, rules, regulations and recommendations of The Office of Foreign Assets Control of the U.S. Department of the Treasury.

7.23. Ground Leases.

(a) With respect to each Ground Lease, each Ground Lessee shall (i) pay all rents, additional rents and other sums required to be paid by such Ground Lessee, as tenant under and pursuant to the provisions of each Ground Lease, (ii) diligently perform and observe all of the terms, covenants and conditions of each Ground Lease on the part of such Ground Lessee, as tenant thereunder, (iii) promptly notify Administrative Agent of the giving of any

notice by the landlord under the applicable Ground Lease to any Ground Lessee of any default by any Ground Lessee, as tenant thereunder, and deliver to Administrative Agent a true copy of each such notice within five (5) days of receipt and (iv) promptly notify Administrative Agent of any bankruptcy, reorganization or insolvency of the landlord under the applicable Ground Lease or of any notice thereof, and deliver to Administrative Agent a true copy of such notice within five (5) days of such Ground Lessee's receipt. No Ground Lessee shall, without the prior consent of Administrative Agent and the Required Lenders, surrender the leasehold estate created by the applicable Ground Lease or terminate or cancel any Ground Lease or modify, change, supplement, alter, amend or waive any term of any Ground Lease, either orally or in writing; provided that only the consent of Administrative Agent shall be required for any amendment to a Ground Lease which only extends the term of such Ground Lease and increases the annual rent payable thereunder by 5% or less. If any Ground Lessee shall default in the performance or observance of any term, covenant or condition of any Ground Lease on the part of such Ground Lessee, as tenant thereunder, Administrative Agent shall have the right, but shall be under no obligation, to pay any sums and to perform any act or take any action as may be appropriate to cause all of the terms, covenants and conditions of such Ground Lease on the part of such Ground Lessee to be performed or observed on behalf of such Ground Lessee, to the end that the rights of such Ground Lessee in, to and under such Ground Lease shall be kept unimpaired and free from default. If the landlord under the applicable Ground Lease shall deliver to Administrative Agent a copy of any notice of default under such Ground Lease, such notice shall constitute full protection to Administrative Agent for any action taken or omitted to be taken by Administrative Agent, in good faith, in reliance thereon. Each Ground Lessee shall exercise its option, if any, to extend or renew the term of each Ground Lease upon demand by Administrative Agent made at any time within one (1) year prior to the last day upon which any such option may be exercised, and each Ground Lessee hereby expressly authorizes and appoints Administrative Agent its attorney-in-fact to exercise any such option in the name of and upon behalf of such Ground Lessee, which power of attorney shall be irrevocable and shall be deemed to be coupled with an interest.

(b)   Notwithstanding anything contained in any Ground Lease to the contrary and except for Operating Leases, no Ground Lessee or Affiliate Ground Lessor shall further sublet any portion of the related Collateral Property (other than as permitted pursuant to Section 7.16) without prior written consent of Administrative Agent and the Required Lenders. To the extent that consent or approval of Required Lenders or Administrative Agent is required under this Section 7.23, any such proposed modification, change, supplement, alteration or amendment, or proposed sublease submitted to Administrative Agent and the Lenders for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent and the Lenders a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT AND REQUIRED LENDERS' RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, AND ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY", and (ii) Administrative Agent and Required Lenders shall have failed to notify Borrowers of approval or disapproval within such fifteen (15) Business Days following Administrative Agent's and the Lenders' receipt of

Borrowers' written request together with such proposed modification, change, supplement, alteration or amendment, or sublease and any and all other information and documentation relating thereto reasonably required by Administrative Agent or the Lenders to reach a decision. In no event shall Administrative Agent or the Required Lenders be deemed to have approved any modification, change, supplement, alteration or amendment or sublease that may have a Material Adverse Effect. Upon a Borrower's request, Administrative Agent and each of the disapproving Lenders shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 7.23.

(c)   In the event of any default by any Ground Lessee in the performance of any of its obligations under any Ground Lease, including, without limitation, any default in the payment of rent and other charges and impositions made payable by the lessee thereunder, then, in the case of a default in the payment of any monetary obligation, Administrative Agent may, at its option and without notice, make payment to cure such default, or, in the case of a default in the performance of any non-monetary obligation, Administrative Agent may, at its option, cause the default or defaults to be remedied and otherwise exercise any and all of the rights of the Ground Lessee thereunder in the name of and on behalf of the Ground Lessee. Each Owner shall, on demand, reimburse Agent for all advances made and expenses incurred by Administrative Agent in curing any such default (including, without limitation, reasonable attorneys' fees), together with interest thereon computed at the Default Rate from the date that an advance is made or expense is incurred, to and including the date the same is paid.

(d)   Notwithstanding anything to the contrary contained herein with respect to any Ground Lease:

(i)   The Lien of the Mortgages attach to all of the Ground Lessees' rights and remedies at any time arising under or pursuant to subsection 365(h) of the Bankruptcy Code, including, without limitation, all of the Ground Lessees' rights, as debtor, to remain in possession of the related Collateral Property which is subject to a Ground Lease;

(ii)   No Ground Lessee shall, without Administrative Agent's written consent, elect to treat a Ground Lease as terminated under subsection 365(h)(1) of the Bankruptcy Code. Any such election made without Administrative Agent's prior written consent shall be void;

(iii)   As security for the Obligations, each Ground Lessee unconditionally assigns, transfers and sets over to Administrative Agent for the benefit of the Lenders all of such Ground Lessee's claims and rights to the payment of damages arising from any rejection by any Ground Lessor under the Bankruptcy Code. Administrative Agent and the applicable Owner shall proceed jointly or in the name of such Owner in respect of any claim, suit, action or proceeding relating to the rejection of a Ground Lease, including, without limitation, the right to file and prosecute any proofs of claim, complaints, motions, applications, notices and other documents in any case in respect of a Ground Lessor under the Bankruptcy Code. This assignment constitutes a present, irrevocable and unconditional assignment of

the foregoing claims, rights and remedies, and shall continue in effect until all of the Obligations shall have been satisfied and discharged in full. Any amounts received by Administrative Agent or any Owner as damages arising out of the rejection of a Ground Lease as aforesaid shall be applied to all costs and expenses of Administrative Agent (including, without limitation, reasonable attorneys' fees and costs) incurred in connection with the exercise of any of its rights or remedies in accordance with the applicable provisions hereof;

(iv)   If pursuant to subsection 365(h) of the Bankruptcy Code, any Ground Lessee seeks to offset, against the rent reserved in a Ground Lease, the amount of any damages caused by the nonperformance by the applicable Ground Lessor of any of its obligations thereunder after the rejection by such Ground Lessor under the Bankruptcy Code, then no Owner shall effect any offset of the amounts so objected to by Administrative Agent. If Administrative Agent has failed to object as aforesaid within ten (10) days after notice from such Ground Lessee in accordance with the first sentence of this subsection, such Ground Lessee may proceed to offset the amounts set forth in such Ground Lessee' notice to Administrative Agent;

(v)   In any action, proceeding, motion or notice shall be commenced or filed in respect of any Ground Lessor of all or any part any Collateral Property subject to a Ground Lease in connection with any case under the Bankruptcy Code, Administrative Agent and the applicable Owner shall cooperatively conduct and control any such litigation with counsel agreed upon between such Owner and Administrative Agent in connection with such litigation. Borrowers shall, upon demand, pay to Administrative Agent all costs and expenses (including reasonable attorneys' fees and costs) actually paid or actually incurred by Administrative Agent or any Lender in connection with the cooperative prosecution or conduct of any such proceedings. All such costs and expenses shall be secured by the Lien of the applicable Mortgage; and

(vi)   Each Owner shall promptly, after obtaining knowledge of such filing, notify Administrative Agent orally of any filing by or against a Ground Lessor of a petition under the Bankruptcy Code. Each Owner shall thereafter promptly give written notice of such filing to Administrative Agent and the Lenders, setting forth any information available to such Owner as to the date of such filing, the court in which such petition was filed, and the relief sought in such filing. Each Owner shall promptly deliver to Administrative Agent any and all notices, summons, pleadings, applications and other documents received by Administrative Agent in connection with any such petition and any proceedings relating to such petition.

(e)   Each of Philadelphia Affiliate Ground Lessor and Hospitality Owner acknowledge and confirm that, with respect to the Philadelphia Affiliate Ground Lease:

(i)   the Mortgage covering such Ground Lease Property is and shall be deemed to be a "Leasehold Mortgage" as set forth in the applicable Affiliate Ground Lease, for all purposes thereunder;

(ii)   Administrative Agent, as mortgagee, grantee or beneficiary, as applicable, thereunder, together with its successors and assigns in such capacity, shall constitute a "Leasehold Mortgagee" thereunder;

(iii)   the Mortgages covering such Ground Lease Property shall be entitled to all the rights, benefits and privileges of a "Leasehold Mortgage" under the applicable Affiliate Ground Lease;

(iv)   Administrative Agent shall be entitled to all the rights, benefit and privileges of a "Leasehold Mortgagee" under the applicable Affiliate Ground Lease; and

(v)   the notice for address for the "Leasehold Mortgagee" under the applicable Affiliate Ground Lease, shall be the address of Administrative Agent as set forth in this Agreement.

7.24.   <u>O&M Program</u>. With respect to each of the Dana Point Property, the Houston Property, the Mandalay Beach Property, the applicable Borrower has implemented and shall follow the terms and conditions of its applicable O&M Program during the term of this Agreement, including any extension or renewal thereof. Such requirement that a Borrower develop and comply with its applicable O&M Program shall not be deemed to constitute a waiver or modification of any of Borrowers' covenants and agreements with respect to Hazardous Materials or Environmental Laws.

7.25.   <u>Certain Post-Closing Obligations</u>.

As promptly as practicable, and in any event within the time periods after the Restatement Date specified in Schedule 7.25 or such later date as Administrative Agent agrees to in writing, Borrowers and each other Loan Party shall deliver the documents or take the actions specified on Schedule 7.25.

ARTICLE VIII

NEGATIVE COVENANTS

From the date hereof until payment and performance in full of all Obligations under the Loan Documents and the termination or expiration of all Commitments and any Letters of Credit or, in respect of a specific Collateral Property, until the earlier release of the Liens of all Mortgages encumbering such Collateral Property in accordance with the terms of this Agreement and the other Loan Documents, Borrowers each covenant that it will not do, directly or indirectly, any of the following:

8.01.   <u>Indebtedness</u>.

No Borrower shall create, incur, assume or suffer to exist any Indebtedness other than the Obligations, except for Indebtedness of the type described pursuant to Section 6.34(g) or permitted by Section 8.04.

8.02.   Investments.

No Borrower shall make any Investments from Collateral except:

(a)   Investments in the form of Permitted Investments; and

(b)   Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss.

8.03.   Liens.

No Borrower shall, nor shall any Borrower permit any other Person to, create, incur, assume, or suffer to exist any Lien upon any Collateral, Collateral Property or any Equity Interest in any Restricted Party other than any of the following (each a "Permitted Lien"):

(a)   Liens pursuant to any Loan Document;

(b)   Liens existing on the date hereof and listed on Schedule 8.03;

(c)   Liens for taxes not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(d)   carriers', warehousemen's, mechanics', materialmen's, repairmen's, or other like Liens arising in the ordinary course of business which are (i) not in excess of $2,000,000 in the aggregate for any individual Collateral Property or (ii) remain undischarged of record (by payment, bonding or otherwise) for a period of more than sixty (60) days, provided that in case of (i) and (ii), such Liens are being contested in good faith by appropriate proceedings diligently conducted;

(e)   pledges or deposits in the ordinary course of business in connection with workers' compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(f)deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds, performance bonds, and other obligations of a like nature incurred in the ordinary course of business;

(g)   Liens set forth in the Title Policies issued with respect to the Mortgages;

(h)   other encumbrances on a Collateral Property, which do not constitute a grant by a Loan Party of a mortgage or deed of trust, which in the aggregate, are not substantial in amount, and do not in any case materially detract from the value of any Collateral Property

subject thereto or materially interfere with the ordinary conduct of the business of the applicable Mortgagor;

(i) Liens securing judgments for the payment of money not constituting an Event of Default under Section 10.01(m) or securing appeal or other surety bonds related to such judgments;

(j) with respect to Personal Property constituting a part of the Collateral Property, a Permitted Personal Property Lien; and

(k)   Liens related to financing or leasing arrangements permitted by Section 8.04; provided that such Liens do not encumber any property other than the property financed or leased under Section 8.04.

Except for such Permitted Liens and Permitted Personal Property Lien provided in Section 8.04, each Borrower will own all parts of the Collateral Properties and will not acquire any fixtures, equipment, or other property (including software embedded therein) forming a part of any Collateral Property pursuant to a Lease, license, security agreement, or similar agreement, whereby any party has or may obtain the right to repossess or remove same, without the prior written consent of Administrative Agent.

8.04.   Personal Property Leasing and Financing.

Without the prior consent of Administrative Agent, which consent may be withheld in Administrative Agent's sole discretion, no Borrower shall, nor shall any Borrower permit any other Person to, create, incur, assume, or suffer to exist in connection with the ownership or operation of any hotel, any Personal Property subject to any financing or any leasing arrangements except (each a "Permitted Personal Property Lien"):

(a)   those disclosed on Schedule 6.42;

(b)   extensions, renewals, replacements and refinancings of any such financing or leasing arrangement referred to in (a) that are on an arm's length basis and that do not materially increase the outstanding principal amount thereof except for amounts attributable to (i) fees and expenses for extensions and renewals and (ii) market increases for refinancings and replacements; or

(c)   any other financing or leasing arrangements, provided however, that the aggregate amount of debt service or lease payments in respect of all financing and leasing arrangements shall be less than $400,000 in the aggregate per annum for any individual Collateral Property.

8.05. Operation and Service Agreements.

No Borrower has entered into any material Contractual Obligation with respect to property or services to be provided by third parties with respect to any Collateral Property other than:

(a)   those listed on Schedule 6.41;

(b)   any renewal, replacement or extension of the foregoing on substantially similar financial terms or reasonable increases thereof made on an arm's length basis; or

(c)   any other material Contractual Obligation entered into in the ordinary course of business consistent with past practices.

8.06. Restricted Payments.

No Borrower shall declare or make, directly or indirectly, any Restricted Payment from Collateral, or incur any obligation (contingent or otherwise) to do so, except that:

(a)   each Borrower may make Restricted Payments so long as there is no Default or Event of Default has occurred and is continuing or would result therefrom;

(b)   each Borrower may declare and make dividend payments or other distributions payable solely in the common stock or other common Equity Interests of such Person;

(c)   each Loan Party may purchase, redeem, or otherwise acquire shares of its common stock or other common Equity Interests or warrants or options to acquire any such shares with the proceeds received from the substantially concurrent issue of new shares of its common stock or other common Equity Interests.

provided, however, that notwithstanding the foregoing Borrowers may declare and make any Restricted Payments that are necessary for FelCor Trust to maintain its status as a REIT, but then only in the minimum amount necessary to maintain such status as a REIT.

8.07. Financial Covenants.

(a)   Debt Service Coverage Ratio. Borrowers shall not permit the Debt Service Coverage Ratio as of the last day of any fiscal quarter or any other date of testing during any period set forth below, to be less than the amount set forth below:

Period	Debt Service Coverage Ratio
Restatement Date until the Stated Maturity Date	1.40 to 1.00
From and after the Stated Maturity Date, through any Extension	1.50 to 1.00

provided that if Borrowers fail to meet such covenant level as of the last day of any fiscal quarter from time to time, Borrowers may make a voluntary prepayment of the Loans pursuant to Section 2.10(a) in an amount sufficient to cure such failure by reducing the amount in the denominator (Debt Service) and bring Borrowers back into pro forma covenant compliance, provided further, that such voluntary prepayment must be made within five (5) Business Days of the date on which financial statements showing such Default are due to be delivered to Administrative Agent pursuant to Section 7.10.

(b)   Minimum Liquidity Test. On August 1, 2014, unrestricted cash and Permitted Investments of FelCor Trust and its Subsidiaries, unused and available Commitments and amounts available to be drawn under other credit facilities of FelCor Trust and its Subsidiaries shall equal or exceed the sum of (A) the aggregate principal amount of all recourse debt and the aggregate amount of preferred, convertible or other securities that require mandatory cash purchases, redemption or payments, in each case that matures within one-year of the Stated Maturity Date (as the same may be extended pursuant to Section 2.17), including the then outstanding principal balance of the Senior Secured Notes (2014), and (B) $25,000,000.

8.08.   Dispositions

No Borrower shall make any Disposition from Collateral or enter into any agreement to make any Disposition from Collateral except:

(a)   Dispositions of personal property, whether now owned or hereafter acquired, in the ordinary course of business for fair consideration and on an arm's length basis, provided that if such property was required under any Loan Document to be subject to a first priority Lien in favor of Administrative Agent, such personal property shall be replaced by an item of equal or greater value which is subject to a first priority Lien in favor of Administrative Agent; and

(b)   Dispositions of Collateral Properties, so long as such Collateral Properties are released pursuant to Section 2.18 prior to or contemporaneously with such Disposition;

provided, however, that any Disposition pursuant to clauses (a) and (b) shall be for fair market value.

8.09.   Dissolution.

No Borrowers shall (a) engage in any dissolution, liquidation or consolidation or merger with or into any other business entity, (b) transfer, lease or sell, in one transaction or any combination of transactions, the assets or all or substantially all of the properties or assets of such Borrower except to the extent expressly permitted by the Loan Documents, (c) except as expressly permitted under the Loan Documents, modify, amend, waive or terminate its organizational documents or its qualification and good standing in any jurisdiction or (d) permit any Borrower's Principal to do any of the following if such action could reasonably be expected to have a Material Adverse Effect: (i) dissolve, wind up or liquidate or take any action, or omit to take any action, as a result of which any Borrower's Principal would be dissolved, wound up or liquidated in whole or in part, or

(ii) except as expressly permitted under the Loan Documents, amend, modify, waive or terminate the certificate of incorporation, bylaws or similar organizational documents of any Borrower's Principal (other than FelCor Op and FelCor TRS), in each case, without obtaining the prior written consent of Administrative Agent, which consent (with respect to (c) only) shall not be unreasonably withheld, delayed or conditioned. In connection with clause (c) hereof, in addition to obtaining the consent of Administrative Agent as set forth in the preceding sentence, no Borrower may amend its limited liability company agreement to provide for the membership interests therein to become subject to Article 8 of the UCC, without first giving Administrative Agent at least thirty (30) days prior written notice.

8.10. <u>No Subsidiaries</u>.

Except as may be previously approved by the Required Lenders in writing, no Borrower shall create or suffer to exist any Subsidiary.

8.11. <u>Burdensome Agreements</u>.

No Borrower shall enter into any Contractual Obligation (other than this Agreement or any other Loan Document) that (a) limits the ability (i) of any Guarantor to Guarantee the Indebtedness of Borrowers under the Guaranty or (ii) of any Borrower to create, incur, assume or suffer to exist Liens on property of such Person; or (b) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person.

8.12. <u>Change In Business</u>.

No Borrower shall enter into any line of business other than the ownership, acquisition, development, operation, leasing and management of the Collateral Properties (including providing services in connection therewith), or make any material change in the scope or nature of its business objectives, purposes or operations or undertake or participate in activities other than the continuance of its present business. Each Borrower shall not take or fail to take any action relating to its status as a Single Purpose Entity, as further detailed in Section 6.34 above.

8.13. <u>Debt Cancellation</u>.

Borrowers shall not cancel or otherwise forgive or release any material claim or debt (other than termination of Leases in accordance herewith) owed to Borrowers by any Person, except for adequate consideration and in the ordinary course of Borrowers' business.

8.14. <u>Zoning</u>.

Borrowers shall not initiate or consent to any zoning reclassification of any portion of any Collateral Property or seek any variance under any existing zoning ordinance or use or permit the use of any portion of any Collateral Property in any manner that could result in such use becoming a non-conforming use under any zoning ordinance or any other applicable Law, without the prior written consent of Administrative Agent.

8.15.   No Joint Assessment.

Borrowers shall not suffer, permit or initiate the joint assessment of any Collateral Property with (a) any other real property constituting a tax lot separate from such Collateral Property, or (b) any portion of such Collateral Property which may be deemed to constitute personal property, or any other procedure whereby the Lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to such Collateral Property.

8.16.   Name, Identity, Structure, or Principal Place of Business.

No Borrower shall change its name, identity (including its trade name or names), or principal place of business as set forth in Schedule 6.33, without, in each case, first giving Administrative Agent at least thirty (30) days prior written notice. No Borrower shall change its corporate, partnership or other structure, or the place of its organization as set forth in Schedule 6.33, without, in each case, the consent of Administrative Agent. To the extent that Administrative Agent's consent or approval is required under this Section 8.16, any such proposed change submitted to Administrative Agent for approval shall be deemed approved if (i) Borrowers deliver to Administrative Agent a written request for such approval marked in bold lettering with the following language: "ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIFTEEN (15) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF A TERM LOAN AGREEMENT AMONG THE UNDERSIGNED, ADMINISTRATIVE AGENT AND OTHERS" and the envelope containing the request must be marked "PRIORITY"; and (ii) Administrative Agent shall have failed to notify Borrowers of its approval or disapproval within such fifteen (15) Business Days following Administrative Agent's receipt of Borrowers' written request together with a description of the nature of such proposed change, and any and all other information and documentation relating thereto reasonably required by Administrative Agent to reach a decision. Upon a Borrower's request, Administrative Agent shall deliver to such Borrower a reasonably detailed description of the reasons for any disapprovals under this Section 8.16. Upon Administrative Agent's request, such Borrower shall execute and deliver additional financing statements, security agreements and other instruments which may be necessary to effectively evidence or perfect the Secured Parties' security interest in the Collateral as a result of such change of principal place of business or place of organization.

8.17.   ERISA.

(a)   During the term of this Agreement or while any Obligations are outstanding, no Borrower shall be a Plan and none of the assets of any Borrower shall constitute Plan Assets.

(b)   Borrowers further covenant and agree to deliver to Administrative Agent such certifications or other evidence from time to time throughout the term of the Loan, as requested by Administrative Agent in its sole discretion, and represent and covenant that (A) each Borrower is not and each Borrower and any ERISA Affiliate do not maintain or otherwise have any liability (contingent or otherwise) with respect to an "employee benefit plan" as defined in Section 3(3) of ERISA, which is subject to Title I or Title IV of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) no Borrower is

subject to state statutes regulating investments and fiduciary obligations with respect to governmental plans; and (C) one or more of the following circumstances is true:

(i)   Equity interests in such Borrower are publicly offered securities, within the meaning of 29 C.F.R. §2510.3-101(b)(2);

(ii)   Less than twenty-five percent (25%) of each outstanding class of Equity Interests in such Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. §2510.3-101(f)(2), as modified by Section 3(42) of ERISA; or

(iii)   Such Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. §2510.3-101(c) or (e).

8.18.   Affiliate Transactions.

Except for the Operating Leases, the Overhead Sharing Agreement and the Affiliate Ground Leases, Borrowers shall not enter into, or be a party to, any transaction with any Affiliate of Borrowers except in the ordinary course of business, with terms no less favorable to Borrowers or such Affiliate than would be obtained in a comparable arm's-length transaction with an unrelated third party.

8.19.   Transfers.

(a)   Except for (i) Permitted Liens, (ii) Permitted Personal Property Liens, (iii) sales or dispositions of Personal Property in accordance with the provisions of Section 8.08, (iv) in connection with a release of any Collateral Property in accordance with the provisions of Sections 2.18 or 2.19, (v) Condemnation of Collateral Property, or (vi) as otherwise provided in Sections 8.19(b) and (c) below, no Borrower shall, nor shall any Borrower permit, any Transfer of any Collateral, Collateral Property or any Equity Interest in any Restricted Party or any part thereof or any legal or beneficial interest therein without the prior written consent of the Required Lenders, which may be withheld in their sole discretion. Administrative Agent and the Lenders shall not be required to demonstrate any actual impairment of its security or any increased risk of default hereunder in order to declare the Obligations immediately due and payable upon a Transfer in violation of this Section 8.19. This provision shall apply to every Transfer regardless of whether voluntary or not, or whether or not Administrative Agent or Required Lenders have consented to any previous Transfer. Notwithstanding anything to the contrary contained in this Section 8.19, no transfer (whether or not such transfer shall constitute a Transfer) shall be made to any Person which is not permitted pursuant to applicable Law.

(b)   The provisions of Section 8.19(a) set forth above shall not apply to Transfers of Equity Interests in any Restricted Party (i) under any will or applicable law of descent, (ii) among any of the holders of direct or indirect Equity Interests in Borrowers that were holders of Equity Interests in Borrowers on the Restatement Date, or (iii) to any entity that is wholly-owned, directly or indirectly, by FelCor Trust or FelCor Op or any combination thereof,

as long as following any Transfer described in (ii) or (iii), of this sentence (1) FelCor Op shall at all times own, directly or indirectly one hundred percent (100%) of the Equity Interests in Borrowers, and FelCor Trust shall at all times be the sole general partner of, and maintain Control over, FelCor Op, (2) Administrative Agent receives at least fifteen (15) days prior written notice of such Transfer, (3) unless the Super-Majority Lenders provide their prior written consent (not to be unreasonably withheld), such Transfer does not result in a Change of Control and (4) within fifteen (15) days following any such Transfer, Borrowers shall deliver to Administrative Agent (x) a statement showing the current ownership of Borrowers, (y) a certification from Borrowers that Borrowers remain in compliance with the ERISA provisions of the Loan Documents, and (z) a certification from Borrowers that Borrowers remain in compliance with the representations, warranties and covenants in the Loan Documents relative to anti-terrorism laws, rules and regulations.

(c)   Notwithstanding anything to the contrary in Section 8.19(a) above, (i) a Transfer of Equity Interests in FelCor Op or FelCor Trust shall be permitted without the consent of the Lenders so long as such Transfer does not result in a Change of Control or violate applicable Law and (ii) a Transfer of Equity Interests in FelCor or FelCor Trust that requires the consent of the Lenders pursuant to the preceding subclause (i) shall be permitted so long as the Super-Majority Lenders provide their prior written consent (not to be unreasonably withheld).

8.20.   REA. No Borrower shall:

(a)   enter into, terminate, or modify any REA in any material respect without Administrative Agent's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; or

(b)   fail to enforce, comply with, or cause each of the parties to the REA to comply with all of the material economic terms and conditions contained in any REA.

ARTICLE IX

INSURANCE; CASUALTY; CONDEMNATION

9.01.   Insurance.

(a)   Borrowers shall obtain and maintain, or cause to be maintained, Policies for each Borrower and the Collateral Properties providing at least the following coverages:

(i)   so called "All Risk" or "Special Form" insurance on the Improvements and the Personal Property, in each case (A) in an amount equal to one hundred percent (100%) of the "Full Replacement Cost," which for purposes of this Agreement shall mean actual replacement value (exclusive of costs of excavations, foundations, underground utilities and footings) with a waiver of depreciation; (B) containing an agreed amount endorsement or its equivalent with respect to the Improvements, business income, rent loss and Personal Property waiving all co-

insurance provisions; (C) including windstorm/named storm coverages for the Miami Property, providing for no deductible in excess of $100,000, other than deductibles for windstorm and earthquake coverage, each of which shall not exceed an amount equal to five percent (5%) of the insured value for each Collateral Property, which shall with respect to each Collateral Property, be no more than five percent (5%) of the insurable value of each Collateral Property; and (D) providing coverage for contingent liability from Operation of Building Laws, Demolition Costs and Increased Cost of Construction Endorsements together with customary "Ordinance or Law Coverage" if any of the Improvements or the use of each Collateral Property shall constitute legal non-conforming structures or uses;

(ii)   commercial general liability insurance against claims for personal injury, bodily injury, death or property damage occurring upon, in or about each Collateral Property, including "Dram Shop" or other liquor liability coverage if alcoholic beverages are sold from or may be consumed at the Collateral Property such insurance (A) to be on the so-called "occurrence" form with a limit of not less than $1,000,000 per occurrence and $2,000,000 in the aggregate; (B) to continue at not less than the aforesaid limit until required to be changed by Administrative Agent in writing by reason of changed economic conditions making such protection inadequate; and (C) to cover at least the following hazards: (1) premises and operations; (2) products and completed operations on an "if any" basis; (3) independent contractors; (4) blanket contractual liability for all written and oral contracts; and (5) contractual liability covering the indemnities contained in Article 10 of the Mortgages to the extent the same is available;

(iii)   business interruption/loss of rents insurance (A) with loss payable to Administrative Agent on behalf of the Lenders; (B) covering all risks required to be covered by the insurance provided for in Section 9.01(a)(i); (C) in an amount equal to one hundred percent (100%) of the projected gross income from each Collateral Property (on an actual loss sustained basis) for a period continuing until the Restoration of the Collateral Property is completed; the amount of such business interruption/loss of rents insurance shall be determined prior to the Restatement Date and at least once each year thereafter based on the greatest of: (x) Borrowers' reasonable estimate of the gross income from each Collateral Property and (y) the highest gross income received during the term of the Notes for any full calendar year prior to the date the amount of such insurance is being determined, in each case for the succeeding twenty-four (24) month period and (D) containing an extended period of indemnity endorsement which provides that after the physical loss to the Improvements and the Personal Property has been repaired, the continued loss of income will be insured until such income either returns to the same level it was at prior to the loss, or the expiration of twelve (12) months from the date that the applicable Collateral Property is repaired and operations are resumed, whichever first occurs, and notwithstanding that the policy may expire prior to the end of such period; all insurance proceeds payable to Administrative Agent pursuant to this Section 9.01(a)(iii) shall be held by Administrative Agent and shall be applied to the

142

obligations secured hereunder from time to time due and payable hereunder and under the Notes and this Agreement; provided, however, that nothing herein contained shall be deemed to relieve any Borrower of its obligations to pay the obligations secured hereunder on the respective dates of payment provided for in the Notes and this Agreement except to the extent such amounts are actually paid out of the proceeds of such business interruption/loss of rents insurance.

(iv)   at all times during which structural construction, repairs or alterations are being made with respect to the Improvements (A) owner's contingent or protective liability insurance covering claims not covered by or under the terms or provisions of the insurance provided for in Section 9.01(c)(ii); and (B) the insurance provided for in Section 9.01(a)(i) shall be written in a so-called builder's risk completed value form (1) on a non-reporting basis, (2) against all risks insured against pursuant to Section 9.01(a)(i), (3) shall include permission to occupy each Collateral Property, and (4) shall contain an agreed amount endorsement waiving co-insurance provisions; provided, however, the insurance required pursuant to this Section 9.01(a)(iv) may be obtained by a Manager for the benefit of the applicable Borrower and the applicable Collateral Property.

(v)   workers' compensation, subject to the statutory limits of the state in which each Collateral Property is located, and employer's liability insurance with a limit of at least $1,000,000 per accident and per disease per employee, and $1,000,000 for disease aggregate in respect of any work or operations on or about each Collateral Property, or in connection with such Collateral Property or its operation (if applicable);

(vi)   comprehensive boiler and machinery insurance covering all mechanical and electrical equipment and boilers and pressure valves, if applicable, in amounts as shall be reasonably required by Administrative Agent on terms consistent with the commercial property insurance policy required under Section 9.01(a)(i);

(vii)   if any portion of the Improvements is at any time located in an area identified by the Secretary of Housing and Urban Development or any successor thereto as an area having special flood hazards pursuant to the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973 or the National Flood Insurance Reform Act of 1994, as each may be amended, or any successor law (the "Flood Insurance Acts"), flood hazard insurance of the following types and in the following amounts (A) coverage under Policies issued pursuant to the Flood Insurance Acts (the "Flood Insurance Policies") in an amount equal to the maximum limit of coverage available for the applicable Collateral Property under the Flood Insurance Acts, subject only to customary deductibles under such Policies and (B) coverage under supplemental private Policies in an amount, which when added to the coverage provided under the Flood Act Policies with respect to an Collateral

Property, is not less than the Full Replacement Cost (as defined in Section 9.01(a)(i)) for such Collateral Property;

(viii)   if required by Administrative Agent, earthquake, sinkhole and mine subsidence insurance in amounts as determined by Administrative Agent in its sole discretion and in form and substance satisfactory to Administrative Agent, provided that the insurance pursuant to this Section 9.01(a)(viii) shall be on terms consistent with the all risk insurance policy required under Section 9.01(a)(i);

(ix)   umbrella liability insurance in an amount not less than $100,000,000 per occurrence on terms consistent with the commercial general liability insurance policy required under Section 9.01(a)(ii);

(x)   insurance against terrorism, terrorist acts or similar acts of sabotage ("Terrorism Insurance") pursuant to a (A) blanket insurance policy with aggregate limits of not less than the lesser of one hundred ten percent (110%) of Obligations, or $50,000,000 or (B) a stand-alone insurance policy covering only the Collateral Properties with coverage of not less than $50,000,000, and, in either case with a deductible of not more than $100,000 (the "Terrorism Insurance Required Amount"). Notwithstanding the foregoing sentence, in the event a Borrower has obtained a stand-alone insurance policy pursuant to subsection (B) above, all Borrowers shall not be obligated to expend more than $75,000 annually in the aggregate on Insurance Premiums for Terrorism Insurance (the "Terrorism Insurance Cap") and if the cost of the Terrorism Insurance Required Amount exceeds the Terrorism Insurance Cap, such Borrower shall purchase the maximum amount of Terrorism Insurance available with funds equal to the Terrorism Insurance Cap; provided, however, in the event it is customary among owners of Class A hotel properties in the United States to have "All Risk" coverage without any exclusion (a "Terrorism Exclusion") from coverage under such Policy for loss or damage incurred as a result of an act of terrorism, terrorist acts or similar acts of sabotage, such Borrower shall (provided the same does not add any material cost to such Borrower's Insurance Premiums) obtain a Policy without any such Terrorism Exclusion. After the occurrence of any event which reduces the amount of insurance available under the Terrorism Insurance required hereunder (whether due to a claim or otherwise), such Borrower shall be obligated to immediately increase the coverage of such Terrorism Insurance so that at least $50,000,000 of coverage is available thereunder at all times;

(xi)   a blanket fidelity bond and errors and omissions insurance coverage insuring against losses resulting from dishonest or fraudulent acts committed by (A) a Borrower's personnel; (B) any employees of outside firms that provide appraisal, legal, data processing or other services for a Borrower or (C) temporary contract employees or student interns; provided, however, the insurance required pursuant to this Section 9.01(a)(xi) may be obtained by a Manager for the benefit of the applicable Borrowers and the applicable Collateral Property;

(xii) such other insurance and in such amounts as are required pursuant to any Franchise Agreement or as Administrative Agent from time to time may reasonably request against such other insurable hazards which at the time are commonly insured against for property similar to each Collateral Property located in or around the region in which the each Collateral Property is located; and

(b) All insurance provided for in Section 9.01(a) shall be obtained under valid and enforceable policies (the "Policies" or in the singular, the "Policy"), in such forms and, from time to time after the date hereof, in such amounts as may be satisfactory to Administrative Agent, issued by financially sound and responsible insurance companies authorized to do business in the state in which the property is located, and approved by Administrative Agent. All carriers providing insurance at any level shall have a claims paying ability rating of "A" (or its equivalent) or better by at least two (2) of the Rating Agencies including (i) S&P, (ii) Fitch, if Fitch is rating the Securities and rates the carrier and (iii) Moody's, if Moody's is rating the Securities and rates the carrier or such other Rating Agency approved by Administrative Agent, and a general policy rating of "A-X" or better by A.M. Best Company Inc. (each such insurer shall be referred to as a "Qualified Insurer"). Prior to Closing and not less than thirty (30) days prior to the expiration dates of the Policies theretofore furnished to Administrative Agent pursuant to Section 9.01(a), Borrowers shall deliver, electronically or by hard copy, certificates of insurance in form and substance acceptable to Administrative Agent evidencing the coverages required herein Section 9.01 and certified copies of the Policies marked "premium paid" or accompanied by evidence satisfactory to Administrative Agent of payment of the premiums due thereunder (the "Insurance Premiums"). In the event any Borrower desires to obtain the insurance required hereunder from an insurer not meeting the requirements of this Section 9.01(b), such Borrower may request, in writing, Administrative Agent's approval of such insurer, which approval may not be unreasonably withheld.

(c) Borrowers shall not obtain (i) any umbrella or blanket liability or casualty Policy unless, in each case, such Policy is at least equal in scope of coverage as if a "stand-alone" Policy meeting all of the requirement noted above is provided as such Policy is approved in advance in writing by Administrative Agent and Administrative Agent's interest is included therein as provided in this Agreement and such Policy is issued by a Qualified Insurer, or (ii) separate insurance concurrent in form or contributing in the event of loss with that required in Section 9.01(a) to be furnished by, or which may be reasonably required to be furnished by, a Borrower. In the event any Borrower obtains separate insurance or an umbrella or a blanket policy, such Borrower shall notify Administrative Agent of the same and shall cause certified copies of each Policy to be delivered as required in Section 9.01(a). Any blanket insurance Policy shall specifically allocate to the Collateral Property the amount of coverage from time to time required hereunder and shall otherwise provide the same protection as would a separate Policy insuring only the Collateral Property in compliance with the provisions of Section 9.01 (a). Notwithstanding Administrative Agent's approval of any umbrella or blanket liability or casualty Policy hereunder, Administrative Agent reserves the right, in its sole discretion, to require any Borrower to obtain a separate Policy in compliance with this Section 9.01.

(d)   All liability Policies provided for or contemplated by Section 9.01(a) shall name Borrowers as the named insured and, except for the Policy referenced in Section 9.01 (a)(v), Administrative Agent on behalf of the Lenders and Borrowers as the insured or additional insured, as their respective interests may appear, and in the case of Property policies, including but not limited to all-risk property, terrorism, boiler and machinery, earthquake and flood insurance, shall contain a standard non-contributory mortgagee clause in favor of Administrative Agent providing that the loss thereunder shall be payable to Administrative Agent.

(e)   All Policies provided for in Section 9.01(a) shall contain clauses or endorsements to the effect that:

(i)   no act or negligence of Borrowers, or anyone acting for Borrowers, or failure to comply with the provisions of any Policy which might otherwise result in a forfeiture of the insurance or any part thereof, shall in any way affect the validity or enforceability of the insurance insofar as Administrative Agent is concerned;

(ii)   the Policy shall not be materially changed (other than to increase the coverage provided thereby) or cancelled without at least thirty (30) days' written notice to Administrative Agent and any other party named therein as an insured;

(iii)   each Policy shall provide that the issuers thereof shall give written notice to Administrative Agent if the Policy has not been renewed thirty (30) days prior to its expiration; and

(iv)   Administrative Agent and the Lenders shall not be liable for any Insurance Premiums thereon or subject to any assessments thereunder.

(f) Borrowers shall furnish to Administrative Agent, on or before thirty (30) days after the close of Borrowers' Fiscal Year, a statement certified by Borrowers or a duly authorized officer of Borrowers of the amounts of insurance maintained in compliance herewith, of the risks covered by such insurance and of the insurance company or companies which carry such insurance and, if requested by Administrative Agent, verification of the adequacy of such insurance by an independent insurance broker or appraiser acceptable to Administrative Agent.

(g)   If at any time Administrative Agent is not in receipt of written evidence that all insurance required hereunder is in full force and effect, Administrative Agent shall have the right, with two (2) Business Days prior notice to Borrowers (unless the giving of such notice would result in there being less than five (5) Business Days remaining until the termination of any insurance coverage, in which case Administrative Agent shall have the immediate right, with notice to Borrowers), to take such action as Administrative Agent deems necessary to protect its interest in the Collateral Properties, including, without limitation, the obtaining of such insurance coverage as Administrative Agent in its sole discretion deems appropriate, and all expenses incurred by Administrative Agent in connection with such action or in obtaining such insurance and keeping it in effect shall be paid by Borrowers to

Administrative Agent upon demand and until paid shall be secured by the Mortgages and shall bear interest at the Default Rate.

(h)   In the event of a foreclosure of any of the Mortgages, or other transfer of title to any Collateral Property in extinguishment in whole or in part of the Obligations all right, title and interest of Borrowers in and to the Policies then in force and all proceeds payable thereunder shall thereupon vest in the purchaser at such foreclosure or Administrative Agent or other transferee in the event of such other transfer of title.

9.02.   Casualty.

If a Collateral Property shall be damaged or destroyed, in whole or in part, by fire or other casualty resulting in an amount greater than $2,000,000 to repair (a "Casualty"), Borrowers shall give prompt notice of such damage to Administrative Agent and the Lenders and shall promptly commence and diligently prosecute the completion of the Restoration of the Collateral Property as nearly as possible to the condition the Collateral Property was in immediately prior to such Casualty, with such alterations as may be reasonably approved by Administrative Agent and otherwise in accordance with Section 9.04. Borrowers shall pay all costs of such Restoration whether or not such costs are covered by insurance. Administrative Agent may, but shall not be obligated to make proof of loss if not made promptly by Borrowers.

9.03.   Condemnation.

Borrowers shall promptly give Administrative Agent and the Lenders notice of the actual or threatened commencement of any proceeding for the Condemnation of all or any part of any Collateral Property and shall deliver to Administrative Agent copies of any and all papers served in connection with such proceedings. Administrative Agent may participate in any such proceedings, and Borrowers shall from time to time deliver to Administrative Agent all instruments requested by it to permit such participation. Each Borrower shall, at its expense, diligently prosecute any such proceedings, and shall consult with Administrative Agent, its attorneys and experts, and cooperate with them in the carrying on or defense of any such proceedings. Notwithstanding any taking by any public or quasi-public authority through Condemnation or otherwise (including, but not limited to, any transfer made in lieu of or in anticipation of the exercise of such taking), Borrowers shall continue to pay the Obligations at the time and in the manner provided for its payment in the Notes and in this Agreement and the Obligations shall not be reduced until any Award shall have been actually received and applied by Administrative Agent, after the deduction of expenses of collection, to the reduction or discharge of the Obligations. Administrative Agent shall not be limited to the interest paid on the Award by the condemning authority but shall be entitled to receive out of the Award interest at the rate or rates provided herein or in the Notes. If any Collateral Property or any portion thereof is taken by a condemning authority, Borrowers shall, promptly commence and diligently prosecute the Restoration of the applicable Collateral Property and otherwise comply with the provisions of Section 9.04. If any Collateral Property is sold, through foreclosure or otherwise, prior to the receipt by Administrative Agent of the Award, Administrative Agent shall have the right, whether or not a deficiency judgment on the Obligations shall have been sought, recovered or denied, to receive the Award, or a portion thereof sufficient to pay the Obligations.

9.04. Restoration.

The following provisions shall apply in connection with the Restoration of any Collateral Property:

(a)   If the Net Proceeds shall be less than $2,000,000 and the costs of completing the Restoration shall be less than $2,000,000, the Net Proceeds will be disbursed directly to a Borrower, provided that all of the conditions set forth in Section 9.04(c)(i) and (iii) are met and Borrowers deliver to Administrative Agent a written undertaking to expeditiously commence and to satisfactorily complete with due diligence the Restoration in accordance with the terms of this Agreement and a written confirmation of satisfaction of such conditions.

(b)   If the Net Proceeds are equal to or greater than $2,000,000 or the costs of completing the Restoration is equal to or greater than $2,000,000, Administrative Agent shall make the Net Proceeds available for the Restoration in accordance with the provisions of this Section 9.04. Notwithstanding the immediately preceding sentence, a portion of the Net Proceeds not to exceed $2,000,000 shall be made available to Borrowers after receipt thereof by Administrative Agent to pay or reimburse a Borrower for any immediate and necessary repair or work required (i) to prevent further damage to the Collateral Property, (ii) to protect life or to provide safety or (iii) to restore hotel operations at the Collateral Property (collectively, the "Emergency Repairs") provided all the conditions set forth in Sections 9.04(c)(i) and (iii) met and Borrowers deliver to Administrative Agent a written undertaking to expeditiously commence and to satisfactorily complete with due diligence the Emergency Repairs in accordance with the terms of this Agreement. The term "Net Proceeds" means: (A) the net amount of all insurance proceeds received by Administrative Agent pursuant to Section 9.01 (a)(i), (iv), (vii) and (viii) as a result of such damage or destruction, after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees), if any, in collecting same ("Insurance Proceeds"), or (B) the net amount of the Award, after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees), if any, in collecting same ("Condemnation Proceeds"), whichever the case may be.

(c)   The Net Proceeds shall be made available to a Borrower for Restoration provided that each of the following conditions are met:

(i)   no Default or Event of Default (unless caused solely by the Condemnation or Casualty) shall have occurred and be continuing;

(ii)   (1) in the event the Net Proceeds are Insurance Proceeds, less than thirty percent (30%) of the total floor area of the Improvements on the particular Collateral Property has been damaged, destroyed or rendered unusable as a result of such Casualty or (2) in the event the Net Proceeds are Condemnation Proceeds, less than fifteen percent (15%) of the land constituting the particular Collateral Property is taken, and such land is located along the perimeter or periphery of the Collateral Property, and no portion of the Improvements is located on such land;

(iii)   The respective Operating Lease shall remain in full force and effect during and after the completion of the Restoration;

(iv)   Such Borrower shall commence the Restoration as soon as reasonably practicable (but in no event later than thirty (30) days after such Casualty or Condemnation, whichever the case may be, occurs) and shall diligently pursue the same to satisfactory completion in compliance with all applicable Laws, including, without limitation, all applicable Environmental Laws and in accordance with the terms and conditions of the applicable Franchise Agreement;

(v)   Administrative Agent shall be satisfied that any operating deficits, including all scheduled payments of principal and interest on the Loans under this Agreement, which will be incurred with respect to the Collateral Property as a result of the occurrence of any such Casualty or Condemnation, whichever the case may be, will be covered out of (A) the Net Proceeds, (B) the insurance coverage referred to in Section 9.01(a)(iii) if applicable, or (C) by other funds of Borrowers;

(vi)   Administrative Agent shall be satisfied that the Restoration will be completed (with reasonable allowance for time to make such repairs) on or before the earliest to occur of (A) twelve (12) months after the occurrence of such Casualty or Condemnation, or (B) the earliest date required for such completion under the terms of any Leases which are required in accordance with the provisions of this Section 9.04 to remain in effect subsequent to the occurrence of such Casualty or Condemnation and the completion of the Restoration, or (C) the date required for such completion pursuant to the applicable Franchise Agreement, or (D) such time as may be required under applicable Law, in order to repair and restore the applicable Collateral Property to the condition it was in immediately prior to such Casualty or Condemnation or (E) the expiration of the insurance coverage referred to in Section 9.01(a)(ii);

(vii)   the Collateral Property and the use thereof after the Restoration will be in compliance with and permitted under all applicable Laws;

(viii)   Administrative Agent shall be satisfied that the Debt Service Coverage Ratio for the four (4) fiscal quarters immediately succeeding the completion of the Restoration shall be equal to or greater than 1.25 to 1 on a pro forma basis;

(ix)   Such Casualty or Condemnation, as applicable, does not result in the loss of access in any material respect to the Collateral Property or the related Improvements;

(x)   Borrowers shall deliver, or cause to be delivered, to Administrative Agent a signed detailed scope of damages and repairs, including cost estimates for each repair item, approved in writing by Borrowers' architect, engineer or project

manager stating the entire cost of completing the Restoration, which scope shall be acceptable to Administrative Agent;

(xi) the Net Proceeds together with any cash or Permitted Investments deposited by Borrowers with Administrative Agent are sufficient in Administrative Agent's discretion to cover the cost of the Restoration;

(xii) any applicable Management Agreement in effect as of the date of the occurrence of such Casualty or Condemnation, whichever the case may be, shall (A) remain in full force and effect during the Restoration and shall not otherwise terminate as a result of the Casualty or Condemnation or the Restoration or (B) if terminated, shall have been replaced with a Replacement Management Agreement with a Qualified Manager, prior to the opening or reopening of the applicable Collateral Property or any portion thereof for business with the public; and

(xiii) any applicable Franchise Agreement is not terminated as a result of such Casualty or Condemnation.

(d) The Net Proceeds shall be held by Administrative Agent in an interest-bearing account and, until disbursed in accordance with the provisions of this Section 9.04, shall constitute additional security for the Obligations and other obligations under the Loan Documents. The Net Proceeds shall be disbursed by Administrative Agent to, or as directed by, such Borrower from time to time during the course of the Restoration, upon receipt of evidence satisfactory to Administrative Agent that (i) all materials installed and work and labor performed (except to the extent that they are to be paid for out of the requested disbursement) in connection with the Restoration have been paid for in full, and (ii) there exist no notices of pendency, stop orders, mechanic's or materialman's liens or notices of intention to file same, or any other Liens or encumbrances of any nature whatsoever on the Collateral Property which have not either been fully bonded to the satisfaction of Administrative Agent and discharged of record or in the alternative fully insured to the satisfaction of Administrative Agent by the title company issuing the Title Policy.

(e) All plans and specifications required in connection with a Restoration, where the cost of such Restoration is greater than $2,000,000 shall be subject to prior review and acceptance in all respects by Administrative Agent, and, at the option of Administrative Agent, an independent consulting engineer selected by Administrative Agent (the "Casualty Consultant"), which acceptance shall not be unreasonably withheld, conditioned or delayed in either case. Administrative Agent shall have the use of the plans and specifications and all permits, licenses and approvals required or obtained in connection with the Restoration. The identity of the contractors, subcontractors and materialmen engaged in the Restoration as well as the contracts under which they have been engaged where the cost of such Restoration is greater than $2,000,000 be subject to prior review and acceptance by Administrative Agent, and, at the option of Administrative Agent, and the Casualty Consultant, which acceptance shall not be unreasonably withheld, conditioned or delayed in either case. Notwithstanding the foregoing, Administrative Agent's prior review and acceptance of plans and specifications, identity of contractors and contracts shall not be required in connection with Restoration which

shall be required on an emergency basis (i) to prevent further damage to the Collateral Property, (ii) to protect life or to provide safety or (iii) to restore hotel operations at the Collateral Property; provided that in such cases, such plans, specifications, identity of contractors and contracts shall be made available to Administrative Agent and the Casualty Consultant as soon as practicable. All costs and expenses incurred by Administrative Agent in connection with making the Net Proceeds available for the Restoration including, without limitation, reasonable counsel fees and disbursements and the Casualty Consultant's fees, shall be paid by Borrowers.

(f) In no event shall Administrative Agent be obligated to make disbursements of the Net Proceeds in excess of an amount equal to the costs actually incurred from time to time for work in place as part of the Restoration, as certified by the Casualty Consultant, minus the Casualty Retainage. The term "Casualty Retainage" shall mean an amount equal to ten percent (10%), of the costs actually incurred for work in place as part of the Restoration, as certified by the Casualty Consultant, until the Restoration has been completed. The Casualty Retainage shall in no event, and notwithstanding anything to the contrary set forth above in this Section 9.04(f), be less than the amount actually held back by Borrowers from contractors, subcontractors and materialmen engaged in the Restoration. The Casualty Retainage shall not be released until the Casualty Consultant certifies to Administrative Agent that the Restoration has been completed in accordance with the provisions of this Section 9.04 and that all approvals necessary for the re-occupancy and use of the Collateral Property have been obtained from all appropriate Governmental Authorities, and Administrative Agent receives evidence satisfactory to Administrative Agent that the costs of the Restoration have been paid in full or will be paid in full out of the Casualty Retainage; provided, however, that Administrative Agent will release the portion of the Casualty Retainage being held with respect to any contractor, subcontractor or materialman engaged in the Restoration as of the date upon which the Casualty Consultant certifies to Administrative Agent that the contractor, subcontractor or materialman has satisfactorily completed all work and has supplied all materials in accordance with the provisions of the contractor's, subcontractor's or materialman's contract, the contractor, subcontractor or materialman delivers the lien waivers and evidence of payment in full of all sums due to the contractor, subcontractor or materialman as may be reasonably requested by Administrative Agent or by the title company issuing the Title Policy for the related Collateral Property, and Administrative Agent receives an endorsement to such Title Policy insuring the continued priority of the Lien of the related Mortgage and evidence of payment of any premium payable for such endorsement. If required by Administrative Agent, the release of any such portion of the Casualty Retainage shall be approved by the surety company, if any, which has issued a payment or performance bond with respect to the contractor, subcontractor or materialman.

(g)   Administrative Agent shall not be obligated to make disbursements of the Net Proceeds more frequently than once every calendar month.

(h)   If at any time the Net Proceeds or the undisbursed balance thereof shall not, in the opinion of Administrative Agent in consultation with the Casualty Consultant, if any, be sufficient to pay in full the balance of the costs which are estimated by the Casualty Consultant to be incurred in connection with the completion of the Restoration, Borrowers

shall deposit the deficiency (the "Net Proceeds Deficiency") with Administrative Agent before any further disbursement of the Net Proceeds shall be made. The Net Proceeds Deficiency deposited with Administrative Agent shall be held by Administrative Agent and shall be disbursed for costs actually incurred in connection with the Restoration on the same conditions applicable to the disbursement of the Net Proceeds, and until so disbursed pursuant to Section 9.04(b) shall constitute additional security for the Obligations and other obligations under the Loan Documents.

(i) The excess, if any, of the Net Proceeds and the remaining balance, if any, of the Net Proceeds Deficiency deposited with Administrative Agent after the Casualty Consultant certifies to Administrative Agent that the Restoration has been completed in accordance with the provisions of Section 9.04(b), and the receipt by Administrative Agent of evidence satisfactory to Administrative Agent that all costs incurred in connection with the Restoration have been paid in full, shall be promptly remitted by Administrative Agent to Borrowers, provided no Default or Event of Default shall have occurred and shall be continuing under the Notes, this Agreement or any of the other Loan Documents.

(j) All Net Proceeds not required (i) to be made available for the Restoration or (ii) to be returned to Borrowers as excess Net Proceeds pursuant to Section 9.04(i), may be at the discretion of Administrative Agent (x) retained and applied by Administrative Agent toward the prepayment of the Obligations pursuant to Section 2.10(b)(ii), or (y), paid, either in whole or in part, to Borrowers for such purposes as Administrative Agent shall approve, in its discretion. Any Net Proceeds remaining with Administrative Agent after prepayment of all then outstanding Obligations pursuant to clause (x) above shall be paid to Borrowers. If the subject Casualty or Condemnation shall result in (or could reasonably be expected to result in) a Material Property Event with respect to such Collateral Property, and Administrative Agent shall have caused the Loans to be repaid pursuant to clause (x) above, the Aggregate Commitment shall be reduced by the amount of such prepayment as set forth in Section 2.08 (c). If the Aggregate Commitments are reduced, the Lien of the Mortgages shall be reduced by such amount.

ARTICLE X

EVENTS OF DEFAULT AND REMEDIES

10.01. Events of Default. Any of the following shall constitute an Event of Default ("Event of Default"):

(a) if any portion of the Obligations are not paid on or before the date the same is due and payable; provided, however, with respect to any failure by Borrowers to pay any regularly scheduled installment of interest hereunder when due (other than any installment of interest or any other amount due on the Maturity Date), and up to two (2) times during any twelve month period, Borrowers shall have two (2) Business Days in which to cure such Event of Default, after which time Administrative Agent may, at its option, exercise any of its rights and remedies available to it pursuant to this Agreement and the other Loan Documents or at law or in equity;

(b)   if any of the Taxes or material (individually or in the aggregate) Other Charges are not paid prior to delinquency in accordance with Section 7.02;

(c)   if (i) the Policies are not kept in full force and effect or if (ii) certified copies of the Policies are not delivered to Administrative Agent promptly on request;

(d)   if any representation or warranty made by any Borrower or any other Loan Party herein or in any other Loan Document, or in any report, certificate, financial statement or other instrument, agreement or document furnished to Administrative Agent or the Lenders shall have been false or misleading in any material respect as of the date the representation or warranty was made;

(e)   if a Transfer occurs in violation of the provisions of Section 8.19 of this Agreement or Article 5 of the Mortgages;

(f)   (i) if a receiver, liquidator or trustee shall be appointed for any Borrower or the Philadelphia Affiliate Ground Lessor; or if any Borrower or the Philadelphia Affiliate Ground Lessor shall be adjudicated a bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to the Bankruptcy Code, or any similar federal or State law, shall be filed by or against, consented to, or acquiesced in by any Borrower or the Philadelphia Affiliate Ground Lessor, or if any proceeding for the dissolution or liquidation of any Borrower or the Philadelphia Affiliate Ground Lessor shall be instituted, or if any event resulting in the dissolution of any Borrower or the Philadelphia Affiliate Ground Lessor shall occur; provided, however, if such appointment, adjudication, petition or proceeding was involuntary and not consented to by any Borrower or the Philadelphia Affiliate Ground Lessor, upon the same not being discharged, stayed or dismissed within sixty (60) days; or (ii) other than pursuant to a "pre-packaged" proceeding in which (a) the Guarantor's plan or reorganization provides that each Guaranty shall be binding upon, and enforceable against, the reorganized Guarantor so that upon emergence of the Guarantor from the bankruptcy reorganization case, each Guaranty shall be a legal, valid and binding obligation enforceable against the Guarantor in accordance with its terms, and (b) the material terms of the Guarantor's plan of reorganization (1) have been negotiated and agreed by the Guarantor and the necessary percentages of its senior noteholders and other material creditors prior to the filing of such petition or (2) are being diligently negotiated by the Guarantor with the necessary percentages of its senior noteholders and other material creditors and are agreed within 90 days after the filing of such petition, and an order confirming a plan of reorganization which incorporates clauses (a) and (b) is entered within one hundred eighty (180) days of the filing of such petition and within ninety (90) days of the filing of such plan of reorganization (or, in each case, such longer period as shall be permitted by Administrative Agent in its reasonable discretion), the Guarantor shall (A) file a petition under Section 301 of the Bankruptcy Code or otherwise voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any similar Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (B) consent to the institution of, or fail to contest successfully within ninety (90) days in an appropriate manner, any involuntary proceeding seeking liquidation,

reorganization or other relief in respect the Guarantor or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Guarantor or for a substantial part of its assets, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors or (F) take any action for the purpose of effecting any of the foregoing;

(g)   if any (i) Borrower or Guarantor attempts to assign its rights under this Agreement or any of the other Loan Documents or any interest herein or therein in contravention of the Loan Documents or (ii) Borrower or the Philadelphia Affiliate Ground Lessor shall make an assignment for the benefit of creditors;

(h)   other than with respect to a default which is expressly contemplated by another subsection of this Section 10.01, if Borrowers breach their affirmative covenant in the first sentence of Section 7.13(e) or if any Borrower breaches any of its respective negative covenants contained in Sections 8.01 through 8.09, 8.15 through 8.19.

(i)   if any Borrower violates or does not comply in any material respect with any of the provisions of Section 7.16, that results in a Material Adverse Effect or with any of the provisions of Sections 7.17 or 7.20, that results in a Material Adverse Effect or Material Property Event;

(j)   if a (i) any Management Agreement (or Replacement Management Agreement) expires or otherwise terminates and is not replaced with a Replacement Management Agreement or (ii) if any Collateral Property operates for any time without the Management Agreement or a Replacement Management Agreement;

(k)   if any Borrower violates or does not comply with the provisions of Section 6.34; provided, however, that such violation or failure to comply shall not constitute an Event of Default if (i) such violation or failure to comply is immaterial, and (ii) to the extent such violation or failure to comply is curable, Borrowers shall have promptly cured such violation or failure to comply within fifteen (15) calendar days of the earlier of (a) notice from Administrative Agent and (b) the date any Borrower or other Loan Party becomes aware of such violation or failure to comply;

(l)   if any federal tax Lien or state or local income tax Lien in excess of $1,500,000 is filed against any Borrower, any Guarantor or any Collateral Property and same is not discharged of record (by payment or by posting of a bond or cash collateral) within thirty (30) days after same is filed;

(m)   There is entered against any Borrower or the Philadelphia Affiliate Ground Lessor (or such person consents to) (i) a final judgment, settlement or order for the payment of money in an aggregate amount exceeding $1,500,000 (which is (x) not covered by insurance, (y) not being appealed, or if being appealed such Loan Party has not posted a bond or cash collateral, or (z) in the case of settlement, one of the Guarantors has not agreed

154

in writing to cover such settlement), or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect;

(n)   (i) any Borrower or the Philadelphia Affiliate Ground Lessor is a Plan or its assets constitute Plan Asset; or (ii) any Borrower or the Philadelphia Affiliate Ground Lessor consummates a transaction which would cause the Mortgages or Administrative Agent or any Lender's exercise of its rights under the Mortgages, the Notes, this Agreement or the other Loan Documents to constitute a nonexempt prohibited transaction under ERISA or result in a violation of a state statute regulating governmental plans, subjecting the Lenders to liability for a violation of ERISA, the Code, a state statute or other similar law;

(o)   if any default occurs under any guaranty or indemnity executed in connection herewith (including, without limitation, the Guaranty and the Environmental Indemnity) and such default continues after the expiration of applicable grace periods, if any;

(p)   (i) if any Borrower or Affiliate Ground Lessor shall be in default in any material respect beyond applicable notice and grace periods under any other mortgage, deed of trust, deed to secure debt or other security agreement permitted hereunder and covering any part of any Collateral Property whether it be superior or junior in lien to the related Mortgage;

(ii) any event or condition occurs that results in any Material Indebtedness (other than Indebtedness under the Senior Secured Notes Indenture) becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of such Material Indebtedness or any trustee or agent on its or their behalf to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (p) (ii) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(iii) any event or condition occurs that (x) results in any Senior Secured Notes becoming due prior the scheduled maturity thereof, or (y) that results in the existence of an "Event of Default" under (and as defined in) the Senior Secured Notes Indenture or (z) requires the prepayment, repurchase, redemption or defeasance of the Senior Secured Notes, prior to the scheduled maturity thereof; provided that this clause (p)(iii) shall not apply to Senior Secured Notes that become due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, any Offer to Purchase pursuant to and as defined in the Senior Secured Notes Indenture, or any other voluntary prepayment, repurchase, redemption or defeasance of the Senior Secured Notes; or

(iv) Guarantor and its Subsidiaries shall fail to comply with the covenants set forth in Sections 4.03 [*Limitations on Indebtedness*], 4.04 [*Limitations on Restricted Payments*], and 4.05 [*Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries*] of the Senior Secured Notes Indenture 2012 (together with all definitions used therein) in each case as in effect as of the Restatement Date, without giving effect to any future amendment, modification or termination thereof unless, in the case of an amendment or modification such revision (x) imposes terms or conditions that are more restrictive on FelCor Trust, FelCor Op and their Subsidiaries, or (y) the Required Lenders have given their prior written consent to such revision (an amendment or modification satisfying (x), (y) or (z), a "Permitted Indenture Amendment"); provided that for so long as there have been no amendments or modifications or the only amendments or modifications to the Senior Secured Note Indenture 2012 are Permitted Indenture Amendments, no Event of Default shall be deemed to occur under this clause (iv) unless and until an Event of Default has occurred under clause (iii) above;

(q)   with respect to any term, covenant or provision set forth herein which specifically contains a notice requirement or grace period, if any Borrower shall be in default under such term, covenant or condition after the giving of such notice or the expiration of such grace period;

(r)   if any default occurs under an Operating Lease Subordination Agreement, and such default continues after the expiration of applicable grace periods, if any;

(s)   if any Franchise Agreement expires or otherwise terminates without Administrative Agent's prior written consent and is not replaced with a Replacement Franchise Agreement;

(t)   if any Borrower ceases to operate a hotel on any Collateral Property or terminates such business for any reason whatsoever (other than temporary cessation in connection with any renovations to an Collateral Property or restoration of the Collateral Property after Casualty or Condemnation);

(u)   if there shall occur any default by any Ground Lessee, as tenant under any Ground Lease, in the observance or performance of any material term, covenant or condition of such Ground Lease on the part of any Ground Lessee to be observed or performed and said default is not cured following the expiration of any applicable grace and notice periods therein provided, or if the leasehold estate created by any Ground Lease shall be surrendered or if any Ground Lease shall cease to be in full force and effect or any Ground Lease shall be terminated or canceled for any reason or under any circumstances whatsoever, or if any of the material terms, covenants or conditions of any Ground Lease shall in any manner be modified, changed, supplemented, altered, or amended without the consent of Administrative Agent;

(v)   if there shall occur any default by either Operating Lessee, under any Operating Lease, in the observance or performance of any material term, covenant or

condition of any Operating Lease on the part of either Operating Lessee to be observed or performed and said default is not cured following the expiration of any applicable grace and notice periods therein provided, or if the leasehold estate created by the any Operating Lease shall be surrendered or if any Operating Lease shall cease to be in full force and effect or any Operating Lease shall be terminated or canceled for any reason or under any circumstances whatsoever, or if any of the material terms, covenants or conditions of any Operating Lease shall in any manner be modified, changed, supplemented, altered, or amended without the consent of Administrative Agent;

(w)   if any Borrower shall continue to be in Default under any of the other terms, covenants or conditions of this Agreement not specified in (a) - (w) above, for ten (10) Business Days after written notice to Borrowers from Administrative Agent, in the case of any Default which can be cured by the payment of a sum of money, or for thirty (30) days after written notice from Administrative Agent in the case of any other Default; provided, however, that if such non-monetary Default is susceptible of cure but cannot reasonably be cured within such 30-day period and provided further that Borrowers shall have commenced to cure such Default within such thirty (30) day period and thereafter diligently and expeditiously proceeds to cure the same, such thirty (30) day period shall be extended for such time as is reasonably necessary for Borrowers in the exercise of due diligence to cure such Default, such additional period not to exceed sixty (60) days; or

(x)   if there shall occur any default by any Borrower or any other Loan Party, or any default in respect of any Collateral Property, under the Mortgages or any of the other Loan Documents beyond any applicable notice and cure periods as contained in such documents.

10.02. Remedies upon Event of Default. If any Event of Default occurs and is continuing, Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a)   declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other Obligations to be immediately due and payable, without presentment, demand, protest, notice of protest and non-payment, or other notice of default, notice of acceleration and intention to accelerate or other notice of any kind, all of which are hereby expressly waived by Borrowers; and

(b)   exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to any Borrower under any Debtor Relief Laws, the unpaid principal amount of all outstanding Loans and all interest and other Obligations shall automatically become due and payable without further act of Administrative Agent or any Lender.

10.03. Application of Funds. After the exercise of remedies provided for in Section 10.02 (or after the Loans have automatically become immediately due and payable), any amounts received on account of the Obligations shall be applied by Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to Administrative Agent and amounts payable under Article IV) payable to Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including fees, charges and disbursements of counsel to the respective Lenders and including fees and time charges for attorneys who may be employees of any Lender) and amounts payable under Article IV, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid and interest on the Loans and other Obligations, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans ratably among the Lenders in proportion to the respective unpaid principal amounts of the Loans held by them;

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to Borrowers or as otherwise required by Law.

ARTICLE XI

ADMINISTRATIVE AGENT

11.01. Appointment and Authority. xiii) Each Lender and Issuing Bank hereby irrevocably appoints JPMC to act on its behalf as Administrative Agent hereunder and under the other Loan Documents and authorizes Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of Administrative Agent and the Lenders and no Borrower shall have rights as a third party beneficiary of any of such provisions.

(b)   Administrative Agent shall also act as the "Collateral Agent" under the Loan Documents, and each Lender hereby irrevocably appoints and authorizes Administrative Agent to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, Administrative Agent, as "collateral agent" and any co-agents, sub-agents and attorneys-in-fact appointed by Administrative Agent pursuant to Section 11.05 for

purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of Administrative Agent, shall be entitled to the benefits of all provisions of this Article XI and Article XII (including Section 12.04(c), as though such co-agents, sub-agents and attorneys-in-fact were the "collateral agent" under the Loan Documents) as if set forth in full herein with respect thereto.

11.02. <u>Rights as a Lender</u>. The Person serving as Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Borrower or Affiliate thereof as if such Person were not Administrative Agent hereunder and without any duty to account therefor to the Lenders.

11.03. <u>Exculpatory Provisions</u>. Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, Administrative Agent:

(a)   shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)   shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(c)   shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Borrowers or any of their Affiliates that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity.

Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 12.01 and 10.02) or (ii) in the absence of its own gross negligence or willful misconduct. Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to Administrative Agent by Borrowers or a Lender.

Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in Article V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to Administrative Agent.

11.04. <u>Reliance by Administrative Agent</u>. Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, Administrative Agent may presume that such condition is satisfactory to such Lender unless Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. Administrative Agent may consult with legal counsel (who may be counsel for Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

11.05. <u>Delegation of Duties</u>. Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by Administrative Agent. Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to Related Parties of Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

11.06. <u>Resignation of Administrative Agent</u>. Administrative Agent may at any time give notice of its resignation to the Lenders, Issuing Bank and Borrowers. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. Provided there is no Event of Default continuing, such appointment shall be made by the Required Lenders in consultation with Borrowers. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and Issuing Bank, appoint a successor

Administrative Agent meeting the qualifications set forth above; provided that if Administrative Agent shall notify Borrowers and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrowers and such successor. After the retiring Administrative Agent's resignation hereunder and under the other Loan Documents, the provisions of this Article XI and Section 12.04 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

11.07. <u>Non-Reliance on Administrative Agent and Other Lenders</u>. Each Lender acknowledges that it has, independently and without reliance upon Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

11.08. <u>No Other Duties, Etc</u>. Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or Syndication Agent listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as Administrative Agent or a Lender hereunder.

11.09. <u>Administrative Agent May File Proofs of Claim</u>. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Administrative Agent shall have made any demand on Borrowers) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and Administrative Agent under Section 2.12 and Section 12.04) allowed in such judicial proceeding; and

(b)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to Administrative Agent and, if Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Administrative Agent and its agents and counsel, and any other amounts due Administrative Agent under Section 2.11 and Section 12.04.

Nothing contained herein shall be deemed to authorize Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize Administrative Agent to vote in respect of the claim of any Lender or in any such proceeding.

11.10. <u>Collateral and Guaranty Matters</u>. The Lenders irrevocably authorize Administrative Agent, at its option and in its discretion, to release any Lien on any property granted to or held by Administrative Agent under any Loan Document (i) upon payment in full of all Obligations (other than contingent indemnification obligations) and the termination or expiration of all Commitments and any Letters of Credit, (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, or (iii) if approved, authorized or ratified in writing in accordance with Section 12.01.

Upon request by Administrative Agent at any time, the Required Lenders may confirm in writing Administrative Agent's authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 11.10. In each case as specified in this Section 11.10, Administrative Agent will, at Borrowers' expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 11.10.

ARTICLE XII

MISCELLANEOUS

12.01. <u>Amendments, Etc.</u> No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and Borrowers or the applicable Loan Party, as the case may be, and acknowledged by Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)   waive any condition set forth in Section 5.01, without the written consent of each Lender;

(b)   extend or increase the Commitment of any Lender without the written consent of each Lender directly affected thereby;

(c)   postpone any date fixed by this Agreement or any other Loan Document (other than as expressly permitted in Section 2.17 with respect to the one-year extension of the Stated Maturity Date) for (i) any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under such other Loan Document without the written consent of each Lender entitled to such payment or (ii) any scheduled reduction of the Facility hereunder or under any other Loan Document without the written consent of each Lender;

(d)   reduce or forgive the principal of, or the rate of interest specified herein on, any Loan or LC Disbursement or any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender entitled to such amount; provided, however, that only the consent of the Required Lenders shall be necessary to amend the definition of "Default Rate" or to waive any obligation of Borrowers to pay interest at the Default Rate;

(e)   change (i) Section 2.16 or Section 10.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender or (ii) the order of application of any prepayment of Loans from the application thereof set forth in the applicable provisions of Section 2.13, in any manner that materially and adversely affects the Lenders without the written consent of each Lender so affected thereby;

(f)   change (i) any provision of this Section 12.01 or the definition of "Required Lenders", "Super-Majority Lenders" or any other provision hereof specifying the number or percentage of the Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender;

(g)   release all or substantially all of the Collateral in any transaction or series of related transactions (except as provided in Section 11.10) or release any Collateral Property

from the Mortgage encumbering such Collateral Property (except as provided in Section 2.18), without the written consent of each Lender except in connection with the repayment in full of the Obligations;

(h)   release any Borrower or Guarantor of its obligations hereunder or the Guaranty, or release all or substantially all of the value of a Guaranty, without the written consent of each Lender, except to the extent the release of any Borrower hereunder or any Loan Party from such Guaranty is permitted pursuant to Section 2.18 or Section 11.10 (in either case, such release may be made by Administrative Agent acting alone); or

(i)   impose any greater restriction on the ability of any Lender under the Facility to assign any of its rights or obligations hereunder without the written consent of the Required Lenders, provided that no revisions to Section 12.06(b)(v) or (vi) shall be made without the written consent of each Lender;

and provided, _further_, that no amendment, waiver or consent shall, unless in writing and signed by Administrative Agent, Issuing Bank or the Swingline Lender (in addition to such Lenders required above) affect the rights or duties of Administrative Agent, Issuing Bank or the Swingline Lender, as the case may be, under this Agreement or any other Loan Document; and the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, provided that any amendment, waiver or consent as set forth in Section 12.01(b), (c) or (d) above shall require the consent of such Defaulting Lender only to the extent required by Section 4.08(b).

12.02. Notices; Effectiveness; Electronic Communications.

(a)   Notices Generally.   Except for (i) notices and other communications expressly permitted to be given by telephone hereunder and under each of the other Loan Documents, (ii) any notice given in accordance with the requirements of any applicable statute (including, without limitation, statutes governing foreclosure or notice of foreclosure) which shall be effective when given in accordance with statutory requirements, notwithstanding anything to the contrary contained herein or in any other Loan Document, and as (iii) as provided in subsection (b) below, all notices and other communications, including all reports, statements, certificates and other deliverables provided for herein and in each of the other Loan Documents shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)   if to any Borrower or Administrative Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 12.02; and

(ii)   if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire; provided, however, that to the extent any notices or other communications are required hereunder to be delivered by Borrowers to Administrative Agent and the Lenders, Borrowers shall satisfy such obligation by delivering a copy of such notice or communication to Administrative Agent with a direction to Administrative Agent to post such notice or communication on an electronic site accessible to all Lenders.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received or refused; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b)   Electronic Communications.   Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. Administrative Agent or Borrowers may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)   The Platform.   THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE." THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR

PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall Administrative Agent or any of its Related Parties (collectively, the "Agent Parties") have any liability to any Borrower, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Borrower's or Administrative Agent's transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to any Borrower, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d)   Change of Address, Etc. Each of Borrowers and Administrative Agent may change its address, electronic mail address, telecopier or telephone number for notices and other communications hereunder and under the other Loan Documents by notice to the other parties hereto. Each other Lender may change its address, electronic mail address, telecopier or telephone number for notices and other communications hereunder by notice to Borrowers and Administrative Agent. In addition, each Lender agrees to notify Administrative Agent from time to time to ensure that Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

(e)   Reliance by Administrative Agent and the Lenders. Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Loan Notices) purportedly given by or on behalf of any Borrower or any other party under the other Loan Documents even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. Borrowers shall indemnify Administrative Agent, Issuing Bank, each Lender and Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of any Borrower or such other Party, **INCLUDING BY SUCH PARTY'S OWN NEGLIGENCE.** All telephonic notices to and other telephonic communications with Administrative Agent may be recorded by Administrative Agent, and each of the parties hereto hereby consents to such recording.

12.03. No Waiver; Cumulative Remedies. No failure by any Lender or Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege, including in each case, the right of Lender to bring any action or exercise any right, remedy, power or privilege

in respect of the enforcement of any Loan Document or in respect of Collateral in any State without waiving its rights, remedies, powers or privileges as to any enforcement of any Loan Document or in respect of any Collateral in any other State. In particular, and not by way of limitation, by accepting payment after the due date of any amount payable under this Agreement, the Notes or any other Loan Document, Administrative Agent and any Lender shall not be deemed to have waived any right either to require prompt payment when due of all other amounts due under this Agreement, the Notes, or the other Loan Documents, or to declare a default for failure to effect prompt payment of any such other amount. No waiver of any provision in this Agreement or consent to any departure by Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 12.01 above, and then such waiver or consent shall be effective only in the specific instance and for the purpose of for which given. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

12.04. Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses. Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by Administrative Agent and its Affiliates (including (X) appraisal fees, title and escrow charges, reasonable fees and charges of other third party consultants performing due diligence on the Collateral Properties and (Y) the reasonable fees, charges and disbursements of counsel for Administrative Agent), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all out-of-pocket expenses incurred by Administrative Agent, Issuing Bank or any Lender (including the fees, charges and disbursements of any counsel for Administrative Agent or any Lender), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b) Indemnification by Borrowers. Each Borrower shall indemnify Administrative Agent (and any sub-agent thereof), Arrangers, Issuing Bank, each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any external counsel for any Indemnitee), and shall indemnify and hold harmless each Indemnitee from all reasonable fees and time charges and disbursements for attorneys who may be employees of any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Borrower or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other

Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, or, in the case of Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) arising out of or relating to any Collateral Property, and any actual or alleged presence or release of Hazardous Materials on or from any Collateral Property or any other property owned or operated by any Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to any Borrower or any of its Subsidiaries, (iv) enforcing any obligations of or collecting any payments due from any Loan Party under this Agreement, the other Loan Documents or with respect to the Collateral Properties or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of Debtor Relief Laws; (v) losses incurred in correcting any prohibited transaction or in the sale of a prohibited loan, and in obtaining any individual prohibited transaction exemption under ERISA, the Code, any state statute or other similar law that may be necessary in Administrative Agent's sole discretion to correct such prohibited transaction or loan sale and any losses that Administrative Agent or any Lender may incur, directly or indirectly, as a result of a default under Sections 6.08 or 8.17; or (vi) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Borrower or any other Loan Party or any of Borrowers' or such Loan Party's directors, shareholders or creditors, and regardless of whether any Indemnitee is a party thereto, **IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNITEE;** provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by any Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if any Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

(c)   Reimbursement by the Lenders. To the extent that any Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to Administrative Agent or Issuing Bank (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to Administrative Agent or Issuing Bank (or any such sub-agent) or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or

related expense, as the case may be, was incurred by or asserted against Administrative Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for Administrative Agent (or any such sub-agent in connection with such capacity).

(d)   Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, no Borrower shall assert, and each Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit, or the use of the proceeds thereof, **INCLUDING DUE TO SUCH INDEMNITEE'S OWN NEGLIGENCE.** No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e)   Payments. All amounts due under this Section shall be payable not later than ten (10) Business Days after demand therefor.

(f)   Survival. The agreements in this Section shall survive the resignation of Administrative Agent, the replacement of any Lender, the termination of Commitments and the repayment, satisfaction or discharge of all the other Obligations.

12.05. Payments Set Aside. To the extent that any payment by or on behalf of any Borrower is made to Administrative Agent, Issuing Bank or any Lender, or Administrative Agent, Issuing Bank or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Administrative Agent, Issuing Bank or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

12.06. Successors and Assigns.

(a)   Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that Borrowers may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of Administrative Agent, Issuing Bank and each Lender (other than a Defaulting Lender) and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 12.06(b), (ii) by way of participation in accordance with the provisions of Section 12.06(d), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 12.06(f) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of Administrative Agent, Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   Assignments by the Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)   Minimum Amounts.

(A)   in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment under the Facility and the Loans at the time owing to it under the Facility or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)   in any case not described in Section 12.06(b)(i)(A), the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000 unless each of Administrative Agent and, so long as no Event of Default has occurred and is continuing, Borrowers otherwise consent (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a

single assignment for purposes of determining whether such minimum amount has been met;

(ii)   Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans or the Commitment assigned;

(iii)   Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A)   the consent of Borrowers (such consent not to be unreasonably withheld or delayed) shall be required, unless (1) an Event of Default has occurred and is continuing at the time of such assignment, or (2) such assignment is to (x) a Lender (other than a Defaulting Lender), or (y) an Affiliate of Lender (other than a Defaulting Lender), or an Approved Fund that, in either case, is regularly "engaged in commercial real estate lending in the normal course of business"; provided, however, that individuals, funds, partnerships, joint ventures and other Persons that are generally engaged in businesses pursuing so-called activist, opportunistic, "vulture" or similar strategic investment objectives, with respect to which making or acquiring commercial real estate loans is ancillary to such other objectives but nonetheless arises in the normal course of business, shall be deemed not engaged in commercial real estate lending in the normal course of business for purposes of this subsection 12.06(iii)(A); provided that Borrowers shall be deemed to have consented to any such assignment unless Borrowers shall have objected thereto by written notice to Administrative Agent within five (5) Business Days after having received notice thereof; and

(B)   the consent of Administrative Agent, Issuing Bank and Swingline Lender (in each case, such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of any Loan to a Person that is not a Lender;

(iv)   Assignment and Assumption. The parties to each assignment shall execute and deliver to Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to Administrative Agent an Administrative Questionnaire;

(v)   No Assignment to Borrowers. No such assignment shall be made to any Borrower or any of Borrowers' Affiliates or Subsidiaries; and

(vi)   No Assignment to Natural Persons. No such assignment shall be made to a natural Person.

Subject to acceptance and recording thereof by Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 4.01, 4.04, 4.05 and 12.04 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, Borrowers (at their expense) shall execute and deliver one or more Notes to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 12.06(d).

(c)   Register. Administrative Agent, acting solely for this purpose as an agent of Borrowers, shall maintain at Administrative Agent's Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments and participations in Letters of Credit of, and principal amounts of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive (absent manifest error) and Borrowers, Administrative Agent, Issuing Bank and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)   Participations. Any Lender may at any time, without the consent of, or notice to, Borrowers or Administrative Agent, Issuing Bank, sell participations to any Person (other than a natural Person or Borrowers or any of Borrowers' Affiliates or Subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and participations in Letters of Credit and/or the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) Borrowers, Administrative Agent, Issuing Bank and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other

modification described in the first proviso to Section 12.06 that affects such Participant. Subject to subsection (e) of this Section, Borrowers agree that each Participant shall be entitled to the benefits of Sections 4.01, 4.04 and 4.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 12.06(b). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.16 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any Commitments, Loans, Letters of Credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Sections 4.01 or 4.04, than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with Borrowers' prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 4.01 unless Borrowers are notified of the participation sold to such Participant and such Participant agrees, for the benefit of Borrowers, to comply with Section 4.01(e) as though it were a Lender.

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g) Electronic Execution of Assignments. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global

and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

12.07. <u>Treatment of Certain Information; Confidentiality</u>. Each of Administrative Agent, Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, members, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same or at least as restrictive as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to a Borrower and its obligations, (g) with the consent of Borrowers or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to Administrative Agent, Issuing Bank, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than Borrowers.

For purposes of this Section, "<u>Information</u>" means all information received from any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary thereof or their respective businesses, other than any such information that is available to Administrative Agent, Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by any Loan Party or any Subsidiary thereof, provided that, in the case of information received from a Loan Party or any such Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of Administrative Agent, Issuing Bank and the Lenders acknowledge that (a) the Information may include material non-public information concerning Borrowers or any Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws.

12.08. <u>Right of Setoff</u>. If an Event of Default shall have occurred and be continuing, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, after obtaining the prior written consent of Administrative Agent, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand,

provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Borrower against any and all of the obligations of Borrowers now or hereafter existing under this Agreement or any other Loan Document to such Lender irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of Borrowers or any of them may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or their respective Affiliates may have. Each Lender agrees to notify Borrowers and Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

12.09. <u>Exculpation.</u> Notwithstanding anything to the contrary contained in this Agreement or any other Loan Document, no present or future Constituent Member (as hereinafter defined) in any Borrower, nor any present or future shareholder, officer, director, employee, trustee, beneficiary, advisor, member, partner, principal, participant or agent of or in any Borrower or of or in any Person that is or becomes a Constituent Member in any Borrower, shall have any personal or other liability, directly or indirectly, under or in connection with the Loan Documents, except as may occur by virtue of such Person becoming a successor to any Borrower pursuant to Section 12.06(a) or being a Guarantor. Administrative Agent, Issuing Bank and each Lender each, on behalf of itself and its respective successors and assigns, hereby waives any and all such personal or other liability. The term "Constituent Member," as used herein, shall mean any direct partner or member in any Borrower and any Person that, directly or indirectly through one or more other partnerships, limited liability companies, corporations or other entities, is a partner or member in any Borrower. Notwithstanding anything to the contrary contained in the Loan Documents, neither the negative capital account of any Constituent Member in any Borrower nor any obligation of any Constituent Member in any Borrower to restore a negative capital account or to contribute or loan capital to any Borrower or to any other Constituent Member in any Borrower shall at any time be deemed to be the property or an asset of Borrower (or any such other Constituent Member) and neither any Borrower nor any of their respective successors or assigns shall have any right to collect, enforce or proceed against any Constituent Member with respect to any such negative capital account or obligation to restore, contribute or loan. Nothing contained in this Section 12.09 shall apply to, or be deemed to be a release or exculpation from liability of, any Guarantor or any other Person who executes, or is required by any Loan Document to execute, a Guaranty or the Environmental Indemnity (provided that nothing herein shall limit the exculpation provisions (including Section 16) contained in any Guaranty).

12.10. <u>Interest Rate Limitation</u>. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "<u>Maximum Rate</u>"). If Administrative Agent, Issuing Bank or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans of LC Disbursements or, if it exceeds such unpaid principal, refunded to Borrowers. In determining whether the interest contracted for, charged, or received by Administrative Agent, Issuing Bank or a Lender

exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

12.11. <u>Counterparts; Integration; Effectiveness</u>. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the Fee Letter, any separate letter agreements with respect to fees payable to Administrative Agent and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 5.01, this Agreement shall become effective when it shall have been executed by Administrative Agent and when Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

12.12. <u>Survival of Representations and Warranties</u>. All representations and warranties, covenants and agreements made by Borrowers hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by Administrative Agent, Issuing Bank and each Lender, regardless of any investigation made by Administrative Agent, Issuing Bank or any Lender or on their behalf and notwithstanding that Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of the Loans or issuance of Letters of Credit, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied, and any Commitment or Letter of Credit is not yet expired or terminated. The provisions of Section 4.01, 4.04, 4.05, 12.04 and Article XI shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

12.13. <u>Severability</u>. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.14. <u>Replacement of the Lenders</u>. If any Lender requests compensation under Section 4.04, or if Borrowers are required to pay any additional amount to any Lender or any

Governmental Authority for the account of any Lender pursuant to Section 4.01, or if any Lender is a Defaulting Lender, then Borrowers may, at their sole expense and effort, upon notice to such Lender and Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 12.06), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)   Borrowers shall have paid to Administrative Agent the assignment fee specified in Section 12.06(b);

(b)   such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 4.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or Borrowers (in the case of all other amounts);

(c)   in the case of any such assignment resulting from a claim for compensation under Section 4.04 or payments required to be made pursuant to Section 4.01, such assignment will result in a reduction in such compensation or payments thereafter; and

(d)   such assignment does not conflict with applicable Laws.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling Borrowers to require such assignment and delegation cease to apply.

12.15.   Governing Law; Jurisdiction; Etc.

(a)   THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACT ENTERED INTO PURSUANT TO THE LAWS OF THE STATE OF NEW YORK AND SHALL IN ALL RESPECTS BE GOVERNED, CONSTRUED, APPLIED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (OTHER THAN THOSE CONFLICT OF LAW PROVISIONS THAT WOULD DEFER TO THE SUBSTANTIVE LAWS OF ANOTHER JURISDICTION). WITHOUT IN ANY WAY LIMITING THE PRECEDING CHOICE OF LAW, THE PARTIES ELECT TO BE GOVERNED BY NEW YORK LAW IN ACCORDANCE WITH, AND ARE RELYING (AT LEAST IN PART) ON, SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK; PROVIDED HOWEVER, THAT WITH RESPECT TO THE CREATION, PERFECTION, PRIORITY AND ENFORCEMENT OF THE LIENS AND SECURITY INTERESTS CREATED BY THIS AGREEMENT, THE SECURITY INSTRUMENTS AND THE OTHER LOAN DOCUMENTS, AND THE DETERMINATION OF DEFICIENCY JUDGMENTS, THE LAWS OF THE STATE WHERE THE PROPERTY IS LOCATED SHALL APPLY.

(b)   WITH RESPECT TO ANY CLAIM OR ACTION ARISING HEREUNDER OR UNDER THIS AGREEMENT, THE NOTES, OR THE OTHER LOAN DOCUMENTS, BORROWER   (A) IRREVOCABLY   SUBMITS   TO   THE   NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK, NEW YORK, AND APPELLATE COURTS FROM ANY THEREOF, AND (B) IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING ON VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR THE OTHER LOAN DOCUMENTS BROUGHT IN ANY SUCH COURT, IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING IN THIS AGREEMENT, THE NOTES OR THE OTHER LOAN DOCUMENTS WILL BE DEEMED TO PRECLUDE LENDER FROM BRINGING AN ACTION OR PROCEEDING WITH RESPECT HERETO IN ANY OTHER JURISDICTION. WITHOUT IN ANY WAY LIMITING THE PRECEDING CONSENTS TO JURISDICTION AND VENUE, THE PARTIES AGREE TO SUBMIT TO THE JURISDICTION OF SUCH NEW YORK COURTS IN ACCORDANCE WITH SECTION 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK OR ANY CORRESPONDING OR SUCCEEDING PROVISIONS THEREOF.

(c)   SERVICE OF PROCESS.   EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 12.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

12.16. Waiver of Jury Trial.   EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

12.17. No Advisory or Fiduciary Responsibility.   In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Borrower acknowledges and agrees, and acknowledges its Affiliates' understanding, that: (i) (A) the arranging and other services

regarding this Agreement provided by Administrative Agent and Arrangers are arm's-length commercial transactions between Borrowers and their respective Affiliates, on the one hand, and Administrative Agent and Arrangers, on the other hand, (B) each Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Arrangers and Administrative Agent is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for any Borrower or any of their respective Affiliates, or any other Person and (B) neither Arranger nor Administrative Agent has any obligation to Borrowers or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) Administrative Agent and Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Borrowers and their respective Affiliates, and neither Arranger nor Administrative Agent has any obligation to disclose any of such interests to Borrowers or any of their respective Affiliates. To the fullest extent permitted by law, each Borrower hereby waives and releases any claims that it may have against Administrative Agent and Arrangers with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

12.18. USA PATRIOT Act Notice. Each Lender that is subject to the Patriot Act (as hereinafter defined) and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Patriot Act"), it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender, Issuing Bank or Administrative Agent, as applicable, to identify each Loan Party in accordance with the Patriot Act.

12.19. Discretion. Whenever pursuant to this Agreement, Administrative Agent, Issuing Bank or a Lender exercises any right given to it to approve or disapprove, or any arrangement or term is to be satisfactory to Administrative Agent, Issuing Bank or the Lenders, respectively, the decision of Administrative Agent, Issuing Bank or the Lenders to approve or disapprove or to decide whether arrangements or terms are satisfactory or not satisfactory shall (except as is otherwise specifically herein provided) be in the sole discretion of Administrative Agent, Issuing Bank or the Lenders, as applicable and shall be final and conclusive.

12.20. Offsets, Counterclaims and Defenses. Any assignee of any Lender's interest in and to this Agreement, the Notes and the other Loan Documents shall take the same free and clear of all offsets, counterclaims or defenses which are unrelated to the Loan Documents which Borrowers may otherwise have against any assignor of the Loan Documents, and no such unrelated counterclaim or defense shall be interposed or asserted by Borrowers in any action or proceeding brought by any such assignee upon such documents and any such right to interpose or assert any such unrelated offset, counterclaim or defense in any such action or proceeding is hereby expressly waived by Borrowers.

12.21. <u>No Joint Venture or Partnership</u>, <u>No Third Party Beneficiaries</u>. xiv) Borrowers, Administrative Agent, Issuing Bank and the Lenders intend that the relationships created hereunder and under the other Loan Documents be solely that of borrower and lender. Nothing herein or therein is intended to create a joint venture, partnership, tenancy-in-common, or joint tenancy relationship between Borrowers and the Lenders nor to grant the Lenders any interest in any Collateral Property other than that of mortgagee, beneficiary or lender.

(b) This Agreement and the other Loan Documents are solely for the benefit of the Lenders and Borrowers and nothing contained in this Agreement or the other Loan Documents shall be deemed to confer upon anyone other than the Lenders and Borrowers (or an Affiliate of either of the foregoing acting on behalf of Borrowers or the Lenders, as applicable) any right to insist upon or to enforce the performance or observance of any of the obligations contained herein or therein. All conditions to the obligations of the Lenders to make the Loan hereunder are imposed solely and exclusively for the benefit of the Lenders and no other Person shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that the Lenders will refuse to make the Loan in the absence of strict compliance with any or all thereof and no other Person shall under any circumstances be deemed to be a beneficiary of such conditions, any or all of which may be freely waived in whole or in part by the Lenders if, in the Lenders' sole discretion, the Lenders deem it advisable or desirable to do so.

12.22. <u>Publicity</u>. All news releases, publicity or advertising by Borrowers or their respective Affiliates through any media intended to reach the general public which refers to the Loan Documents or the financing evidenced by the Loan Documents, to Administrative Agent, Issuing Bank, the Lenders or any of their Affiliates shall be subject to the prior written approval of Administrative Agent, which shall not be unreasonably withheld. Notwithstanding the foregoing, disclosure required by any federal or state securities laws, rules or regulations, as determined by Borrowers' counsel, shall not be subject to the prior written approval of Administrative Agent, Issuing Bank or any Lender.

12.23. <u>Waiver of Marshalling of Assets</u>. To the fullest extent permitted by Applicable Law, each Borrower, for itself and its successors and assigns, waives all rights to a marshalling of the assets of such Borrower and of the Collateral Properties, or to a sale in inverse order of alienation in the event of foreclosure of any of the Mortgages, and agrees not to assert any right under any laws pertaining to the marshalling of assets, the sale in inverse order of alienation, homestead exemption, the administration of estates of decedents, or any other matters whatsoever to defeat, reduce or affect the right of the Lenders under the Loan Documents to a sale of the Collateral Properties for the collection of the Obligations without any prior or different resort for collection or of the right of the Lenders to the payment of the Obligations out of the net proceeds of the Collateral Properties in preference to every other claimant whatsoever. In addition, each Borrower, for itself and its successors and assigns, waives in the event of foreclosure of any or all of the Mortgages, any equitable right otherwise available to Borrowers which would require the separate sale of the Collateral Properties or require the Lenders to exhaust their remedies against the Collateral Properties or any combination of the Collateral Properties before proceeding against any other Collateral Property or combination of Collateral Properties; and further in the event of such

foreclosure Borrowers hereby expressly consent to and authorize, at the option of the Lenders, the foreclosure and sale either separately or together of any combination of the Collateral Properties.

12.24. <u>Conflict; Construction of Documents; Reliance</u>. In the event of any conflict between the provisions of this Agreement and any of the other Loan Documents, the provisions of this Agreement shall control. The parties hereto acknowledge that they were represented by competent counsel in connection with the negotiation, drafting and execution of the Loan Documents and that such Loan Documents shall not be subject to the principle of construing their meaning against the party which drafted same. Each Borrower acknowledges that, with respect to the Loan, each Borrower shall rely solely on its own judgment and advisors in entering into, the Loan without relying in any manner on any statements, representations or recommendations of the Lenders or any parent, subsidiary or Affiliate of any Lender. The Lenders shall not be subject to any limitation whatsoever in the exercise of any rights or remedies available to it under any of the Loan Documents or any other agreements or instruments which govern the Loan by virtue of the ownership by it or any parent, subsidiary or Affiliate of any Lender of any equity interest any of them may acquire in any Borrower, and each Borrower hereby irrevocably waives the right to raise any defense or take any action on the basis of the foregoing with respect to the Lenders' exercise of any such rights or remedies. Each Borrower acknowledges that the Lenders engage in the business of real estate financings and other real estate transactions and investments which may be viewed as adverse to or competitive with the business of Borrowers or their Affiliates.

12.25. <u>Brokers and Financial Advisors</u>. Borrowers and the Lenders hereby represent that they have dealt with no financial advisors, brokers, underwriters, placement agents, agents or finders in connection with the transactions contemplated by this Agreement. Borrowers hereby agree to indemnify, defend and hold the Lenders harmless from and against any and all claims, liabilities, costs and expenses of any kind (including the Lenders' reasonable attorneys' fees and expenses) in any way relating to or arising from a claim by any Person that such Person acted on behalf of Borrowers in connection with the transactions contemplated herein. The provisions of this Section 12.25 shall survive the expiration and termination of this Agreement and the payment of the Obligations.

12.26. <u>Time of the Essence</u>. Time is of the essence in the Loan Documents.

12.27. <u>ENTIRE AGREEMENT</u>. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

12.28. <u>Transitional Arrangements</u>

(i) <u>Original Credit Agreement Superseded</u>. This Agreement shall supersede the Original Credit Agreement in its entirety, except as provided in this Section 12.28. On the Restatement Date, the rights and obligations of the parties under the Original Credit Agreement and the "Notes" defined therein shall be subsumed within and be governed by this Agreement and the Notes; *provided*

however, that any of the "Obligations" (as defined in the Original Credit Agreement) outstanding under the Original Credit Agreement shall, for purposes of this Agreement, be Obligations hereunder. The Lenders' interests in such Obligations, and participations in such Letters of Credit, if any, shall be reallocated on the Restatement Date in accordance with each Lender's applicable Applicable Percentage

(ii)   On the Restatement Date, without the action of any other Person, Citicorp North America, Inc. (the "Exiting Lender") hereby assigns and sells to each of JP Morgan Chase Bank, N.A., Bank of America, N.A. and Fifth Third Bancorp (individually, an "Increasing Lender" and, collectively, the "Increasing Lenders") a portion of its Commitment, and each Increasing Lender hereby purchases a portion of the Commitment held by such Exiting Lender (each, an "Assigned Interest" and collectively, the "Assigned Interests"), in each case in such amounts so that after giving effect to such assignments (a) the Lenders shall hold the Commitments set forth on Schedule 2.01 attached hereto, (b) the Lenders shall hold the Loans under and as defined in this Agreement ratably in accordance with their respective Commitments set forth on Schedule 2.01 attached hereto and (c) the Commitments of the Exiting Lender shall be reduced to zero and the Exiting Lender shall cease to be a Lender under this Agreement. Such assignments shall be deemed to occur hereunder automatically, and without any requirement for additional documentation, on the Restatement Date and shall be settled in accordance with the terms and provisions of the form of Assignment and Acceptance Agreement attached to this Agreement, which are incorporated herein by reference, including without limitation Section 1 thereof, to which each Increasing Lender hereby agrees. Each Exiting Lender represents and warrants to each Increasing Lender that it has not created any adverse claim upon the interest being assigned by it to such Lender hereunder and that such interest is free and clear of any adverse claim created by such Exiting Lender. From and after the Restatement Date, all Revolving Loans, Letter of Credit participations and Swingline Loan participations shall be made ratably in accordance with each Lender's Commitment Percentage after giving effect to the increases and reallocations in Commitments pursuant to this paragraph. Revolving Loans and Swingline Loan participations shall be reallocated (and in the case of Letter of Credit participations, allocated) on the Restatement Date as directed by the Administrative Agent in order that Revolving Loans, Letter of Credit participations and Swingline Loan participations are held by the Lenders in accordance with their respective Commitment Percentages after giving effect to the increases and reallocations in Commitments pursuant to this paragraph. Borrowers agree to pay (or cause to be paid) any interest, breakage fees or other costs incurred in connection with this paragraph on the Restatement Date (or, to the extent such payment is not requested prior to the Restatement Date, promptly upon request).

(iii)   Return and Cancellation of Notes. Upon its receipt of the Notes to be delivered hereunder on the Restatement Date, each applicable Lender will

promptly return to Borrowers, marked "Cancelled" or "Replaced", the notes of Borrowers held by such Lender pursuant to the Original Credit Agreement.

(iv)   Interest and Fees Under Original Agreement. All interest and all commitment, facility and other fees and expenses owing or accruing under or in respect of the Original Credit Agreement shall be calculated as of the Restatement Date (prorated in the case of any fractional periods), and shall be paid on the Restatement Date in accordance with the method specified in the Original Credit Agreement as if such agreement were still in effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
as a Borrower

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.,
as a Borrower

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
as a Borrower

By:
Name:
Title:

DJONT/JPM BOCA RATON LEASING, L.L.C., as a Borrower

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

MIAMI AP HOTEL, L.L.C., as a Borrower

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

[SIGNATURE PAGE TO 2012 AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT]

Solely with respect to the representations, warranties and
covenants set forth in Section 6.34 hereof:

FelCor/JPM Hospitality Holdco (SPE) L.L.C.,
as Principal of Hospitality Owner

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.,
as Principal of Hospitality Operating Lessee

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

FELCOR LODGING LIMITED PARTNERSHIP,
as Principal of Dana Point Owner

      By: FelCor Lodging Trust Incorporated,
              its general partner

      By: /s/ Michael C. Hughes
      Name: Michael C. Hughes
      Title: Vice President

FelCor TRS Holdings, LLC,
as Principal of Dana Point Operating Lessee

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

MIAMI AP HOTEL HOLDCO, L.L.C.,
as Principal of Miami Owner

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

Solely with respect to the representations, warranties and covenants set forth in Section 7.23(e) hereof:

Philadelphia Affiliate Ground Lessor:

FelCor Pennsylvania Company, L.L.C.

By: /s/ Michael C. Hughes
Name: Michael C. Hughes
Title: Vice President

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and as a Lender

By: /s/ Marc Costantino

Name: Marc Costantino

Title: Executive DIrector

BANK OF AMERICA, N.A.

By: /s/ Roger C. Davis
Name: Roger C. Davis
Title: Senior Vice President

Signature Page to Amended and Restated Revolving Credit Agreement dated as of December 14, 2012, with FelCor Lodging Trust, Incorporated.

LENDER:

DEUTSCHE BANK TRUST COMPANY AMERICAS

By: /s/ J.T. Johnston Cox
Name: J.T. Johnston Cox
Title: Managing Director

By: /s/ James Rolison
Name: James Rolison
Title: Managing Director

BANK OF NOVA SCOTIA

By: /s/ Ajit Gocwami

Name: Ajit Gocwami

Title: Director

GOLDMAN SACHS BANK USA

By: /s/ Mark Watson
Name: Mark Watson
Title: Authorized Signatory

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

By: /s/ Christopher Reo Day
Name: Christopher Reo Day
Title: Vice President

By: /s/ Wei-Yuan
Name: Wei-Yuan
Title: Associate

FIFTH THIRD BANK

By: /s/ Casey Gehrig
Name: Casey Gehrig
Title: VicePresdent

Exiting Lender (solely with respect to Section 12.28(ii)):

CITICORP NORTH AMERICA, INC.

By: /s/ John C. Rowland
Name: John C. Rowland
Title: Vice President

EXHIBIT A

FORM OF BORROWING REQUEST

Date: _____, 201_

To: JPMorgan Chase Bank, N.A., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement;" the terms defined therein being used herein as therein defined), among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively as "Borrowers" and each a "Borrower"), the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as Administrative Agent, Swingline Lender and Issuing Bank.

The undersigned hereby requests (select one):

☐   A Borrowing

1.   On [_____], 201_ (the "Borrowing Date")[1]

2.   In the amount of $_____.[2]

3.   Comprised of [Eurodollar Borrowing][ABR Borrowing]

4.   For Eurodollar Borrowings: with an Interest Period of ___ months.

5.   To be wired to Borrower account [Location] [Name] [Account Number] in accordance with Section 2.06 of the Credit Agreement.

☐   A Loan conversion or continuation

---

[1] Date of Borrowing must be a Business Day[1].

[2] Such amount of Borrowing of Eurodollar Loans must be in a minimum principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess of that amount. Such amount of Borrowing of ABR Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess of that amount.

Each Borrower, by its Responsible Officer, hereby gives you notice pursuant to <u>Section 2.06</u> of the Credit Agreement that the Borrowers hereby elect to[3]:

1.   Convert $_____[4] in aggregate principal amount of ABR Loans from ABR Loans to Eurodollar Loans on _____, 201_ Date of conversion must be a Business Day.. The Interest Period for such Eurodollar Loans is requested to be __ month[s].

2.   Continue as Eurodollar Loans $_____[6] in aggregate principal amount of Eurodollar Loans with a current Interest Period from _____ __, 201_ and ending _____, 201_. The succeeding Interest Period for such Eurodollar Loans is requested to be __ month[s].

3.   Convert $_____ in aggregate principal amount of Eurodollar Loans from Eurodollar Loans to ABR Loans on _____ __, 201_.

Each Borrower hereby certifies that on the date hereof no Event of Default has occurred and is continuing under the Credit Agreement, and no Event of Default has occurred and is continuing or would result from the requested [Borrowing][conversion/continuation] on the date of such requested [Borrowing][conversion/continuation].

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE TO FOLLOW

---

[3] Include those items that are applicable, completed appropriately for the circumstances.

[4] Such amount of conversion to or continuation of Eurodollar Loans must be in a minimum principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess of that amount. Such amount of conversion to ABR Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess of that amount.

[5] Date of conversion must be a Business Day.

[6] See footnote 2.

[The Borrower hereby represents and warrants on behalf of both Borrowers that the conditions specified in Section [5.01 and][7] [5.02] of the Credit Agreement shall be satisfied on and as of the date of the applicable request.][8]

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____
    Name: _____
    Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____
    Name: _____
    Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____
    Name: _____
    Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____
    Name: _____
    Title: _____

---

[7] For initial Closing Date Borrowing only
[8] To be utilized on the Borrowing Date.

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

EXHIBIT B-1

FORM OF [AMENDED AND RESTATED] REVOLVING NOTE

$_____   _____ , 201_

FOR VALUE RECEIVED, the undersigned (the "Borrowers"), HEREBY JOINTLY AND SEVERALLY PROMISE TO PAY to the order of _____ or its registered assigns (the "Lender"), in accordance with the provisions of the Agreement (as hereinafter defined), the principal amount of the Revolving Loan from time to time made by the Lender to the Borrowers under that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement", the capitalized terms being used herein and not defined, have the meanings set forth in such Agreement as therein defined), among the Borrowers, the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.

Each Borrower jointly and severally promises to make payments of principal in the amounts and at the times required by the Agreement to the Administrative Agent for the benefit of Lenders. The Borrowers jointly and severally promise to pay interest on the unpaid principal amount of the Revolving Loan made by the Lender from the date of such Revolving Loan until such principal amount is paid in full, at such interest rates (which shall not exceed the maximum rate permitted by applicable law) and at such times as provided in the Agreement.

[This Amended and Restated Revolving Note amends, restates and replaces in full that certain Revolving Note, dated as of March 4, 2011, from Borrowers to the Lender in the original principal amount of $_____ (the "Original Note") and reflects, among other things, the extension of the Stated Maturity Date until June 19, 2016, or such earlier or extended Maturity Date as set forth in the Agreement. This Revolving Note is issued in substitution for, and not in payment of or in satisfaction of, any amounts outstanding to the Lender under such Original Note.]

All payments of principal and interest shall be made to the Administrative Agent for the account of the Lender in Dollars in immediately available funds at the Administrative Agent's office. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement. Each Revolving Loan made by the Lender to the Borrowers pursuant to the Agreement, and all payments made on account of principal thereof, shall be recorded by the Lender on its books and records and, if the Lender so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to each such Revolving Loan then outstanding may be endorsed by the Lender on the Schedule A attached hereto, or on a continuation of such schedule attached to and made a part hereof; provided that the failure of the Lender to make any such recordation or endorsement shall not affect the obligations of the Borrowers hereunder or under the Agreement.

This Note is one of the Notes referred to in the Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part or the Obligations accelerated or extended, subject to the terms and conditions provided therein. This Note is also entitled to the benefits of each Guaranty and is secured by the Collateral. The terms and conditions of the Agreement are hereby incorporated in their entirety herein by reference as though fully set forth herein. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Agreement. The Revolving Loan made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business, including Schedule A hereto. The Lender may also attach additional schedules to this Note and endorse thereon the date, amount and maturity of its Revolving Loans and payments with respect thereto.

The Borrowers, for themselves, and their successors and assigns, hereby waive diligence, presentment, protest and demand and notice of protest, intention to accelerate, acceleration, demand, dishonor and non-payment of this Note.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE TO FOLLOW

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____

        Name: _____

        Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____

        Name: _____

        Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____

        Name: _____

        Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____

        Name: _____

        Title: _____

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

SCHEDULE A

REVOLVING LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Amount of Revolving Loan Made		Amount of Revolving Loan Repaid		Aggregate Unpaid Revolving Loan Balance			Notation Made By
	ABR Loan	Eurodollar Loan	ABR Loan	Eurodollar Loan	ABR Loan	Eurodollar Loan	Total Aggregate Unpaid Revolving Loan Balance	

EXHIBIT B-2

FORM OF AMENDED AND RESTATED SWINGLINE NOTE

New York, NY

$25,000,000   December 19, 2012

FOR VALUE RECEIVED, FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C., and MIAMI AP HOTEL, L.L.C. (collectively, the "Borrowers"), unconditionally jointly and severally promise to pay to the order of JPMORGAN CHASE BANK, N.A. (the "Swingline Lender"), on the Maturity Date (as defined in the Credit Agreement referred to below) the principal sum of TWENTY-FIVE Million DOLLARS ($25,000,000) or, if less, the aggregate unpaid principal amount of all Swingline Loans made by the Swingline Lender pursuant to the Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as further amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), by and among the Borrowers, the Lenders party thereto, JPMorgan Chase Bank, N.A., individually and as administrative agent for the Lenders (the "Administrative Agent") and Bank of America, N.A., individually and as syndication agent. Unless otherwise defined, terms used herein have the meanings provided in the Credit Agreement.

The Borrowers also jointly and severally promise to pay interest on the unpaid principal amount hereof from time to time outstanding from and including the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in lawful money of the United States in Federal or other immediately available funds at the office of the Administrative Agent (as such term is defined in the Credit Agreement).

This Amended and Restated Swingline Note amends, restates and replaces in full that certain Swingline Note, dated as of March 4, 2011, from Borrowers to Swingline Lender in the original principal amount of $25,000,000 (the "Original Note") and reflects, among other things, the extension of the Stated Maturity Date until June19, 2016, or such earlier or extended Maturity Date as set forth in the Agreement. This Swingline Note is issued in substitution for, and not in payment of or in satisfaction of, any amounts outstanding to Swingline Lender under such Original Note.

This Swingline Note is one of the Notes referred to in, and evidences indebtedness incurred under, the Credit Agreement, to which reference is made for a statement of the terms and conditions on which the Borrowers are permitted and required to make prepayments and repayments hereof, the acceleration of the maturity hereof upon the happening of certain events, and certain waivers by the Borrowers.

The Swingline Loan made by the Swingline Lender and all repayments of principal and interest payable and paid to the Swingline Lender from time to time thereunder shall be recorded by the Swingline Lender and, if the Swingline Lender so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to the Swingline Loan may be endorsed by the Swingline Lender on the schedule attached hereto, or on a continuation of such schedule attached to and made a part hereof which shall be prima facie evidence of the existence and amounts of the obligations recorded therein absent manifest error; provided that the failure of the Swingline Lender to

make any such recordation or endorsement, or any error therein, shall not in any manner affect the obligations of the Borrowers hereunder or under the Credit Agreement.

All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

THIS SWINGLINE NOTE SHALL BE INTERPRETED, AND THE RIGHTS AND LIABILITIES OF THE PARTIES HERETO DETERMINED, IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICT OF LAWS PRINCIPLES.

**REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE TO FOLLOW**

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,

By: _____

       Name: _____

       Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.

By: _____

       Name: _____

       Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,

By: _____

       Name: _____

       Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,

By: _____

       Name: _____

       Title: _____

MIAMI AP HOTEL L.L.C.,

By: _____

       Name: _____

       Title: _____

Exhibit B-2-3

SWINGLINE LOANS AND PAYMENTS OF PRINCIPAL AND INTEREST

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Amount of Swingline Loan Made	Amount of Principal Repaid	Amount of Interest Paid	Notation Made By

Exhibit B-2-4

FORM OF LC NOTE

New York, NY

$5,000,000   December 19, 2012

FOR VALUE RECEIVED, FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C., and MIAMI AP HOTEL, L.L.C. (collectively, the "Borrowers"), unconditionally jointly and severally promise to pay to the order of JPMORGAN CHASE BANK, N.A. (the "Issuing Bank"), on the Maturity Date (as defined in the Credit Agreement referred to below) the principal sum of FIVE Million DOLLARS ($5,000,000) or, if less, the aggregate unpaid principal amount of all LC Disbursements made by the Issuing Bank pursuant to the Amended and Restated Credit Agreement, dated as of December 19, 2012 (as further amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), by and among the Borrowers, the Lenders party thereto, JPMorgan Chase Bank, N.A., individually and as administrative agent for the Lenders (the "Administrative Agent") and Bank of America, N.A., individually and as syndication agent. Unless otherwise defined, terms used herein have the meanings provided in the Credit Agreement.

The Borrowers also jointly and severally promise to pay interest on the unpaid principal amount hereof from time to time outstanding from and including the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in lawful money of the United States in Federal or other immediately available funds at the office of the Administrative Agent (as such term is defined in the Credit Agreement).

This LC Note is one of the Notes referred to in, and evidences indebtedness incurred under, the Credit Agreement, to which reference is made for a statement of the terms and conditions on which the Borrowers are permitted and required to make prepayments and repayments hereof, the acceleration of the maturity hereof upon the happening of certain events, and certain waivers by the Borrowers.

Each LC Disbursement made by the Issuing Bank and all repayments of principal and interest payable and paid to the Issuing Bank from time to time thereunder shall be recorded by the Issuing Bank and, if the Issuing Bank so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to each LC Disbursement may be endorsed by the Issuing Bank on the schedule attached hereto, or on a continuation of such schedule attached to and made a part hereof which shall be prima facie evidence of the existence and amounts of the obligations recorded therein absent manifest error; provided that the failure of the Issuing Bank to make any such recordation or endorsement, or any error therein, shall not in any manner affect the obligations of the Borrowers hereunder or under the Credit Agreement.

All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

THIS LC NOTE SHALL BE INTERPRETED, AND THE RIGHTS AND LIABILITIES OF THE PARTIES HERETO DETERMINED, IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICT OF LAWS PRINCIPLES.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE TO FOLLOW

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,

By: _____

        Name: _____

        Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.

By: _____

        Name: _____

        Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,

By: _____

        Name: _____

        Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,

By: _____

        Name: _____

        Title: _____

MIAMI AP HOTEL L.L.C.,

By: _____

        Name: _____

        Title: _____

LC DISBURSEMENTS AND PAYMENTS OF PRINCIPAL AND INTEREST

_____

Date	Amount of LC Disbursement	Amount of Principal Repaid	Amount of Interest Paid	Notation Made By

Exhibit B-3-4

EXHIBIT C

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [the][each][1] Assignor identified in Item 1 below ([the][each, an] "Assignor") and [the][each][2] Assignee identified in Item 2 below ([the][each, an] "Assignee"). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees][3] hereunder are several and not joint.][4] Capitalized terms used but not defined herein shall have the meanings given to them in the Amended and Restated Revolving Credit Agreement identified below (the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor's][the respective Assignors'] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the facility identified below (including any letters of credit, guarantees and swingline loans included in such facility) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] "Assigned Interest"). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

---

[1] For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

[2] For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

[3] Select as appropriate.

[4] Include bracketed language if there are either multiple Assignors or multiple Assignees.

Exhibit C-1

1.   <u>Assignor[s]</u>:   _____

    _____

2.   <u>Assignee[s]</u>:   _____

    _____

    [for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]]

3.   <u>Borrowers</u>: FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C. and Miami AP Hotel L.L.C.

4.   <u>Administrative Agent</u>: JPMorgan Chase Bank, N.A., as the administrative agent under the Credit Agreement

5.   <u>Credit Agreement</u>: Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012, among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company, each as a borrower, the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent

6.   <u>Assigned Interest</u>:

Assignor[s][5]	Assignee[s][6]	Aggregate Commitments[7]	Amount of Commitment/ LC Exposure/ Loans Assigned	Percentage Assigned of Commitment/ LC Exposure/ Loans[8]	CUSIP Number
		$_____	$_____	_____%	
		$_____	$_____	_____%	

_____

[5] List each Assignor, as appropriate.

[6] List each Assignee, as appropriate.

[7] Amounts in this column and in the column immediately to the right to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[8] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

Exhibit C-2

[7.   Trade Date: _____]⁹

Effective Date: _____, 201[_] [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGES FOLLOW

---

[9] To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

Exhibit C-3

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR[S]:
[NAME OF ASSIGNOR[S]

By: _____
     Title: _____

ASSIGNEE[S]
[NAME OF ASSIGNEE[S]

By: _____
     Title: _____

[Consented to and][10] Accepted:

JP MORGAN CHASE BANK, N.A.,
as Administrative Agent and/or Issuing Bank

By: _____
    Title

---

[10] To be added only if the consent of the Administrative Agent and/or Issuing Bank is required by the terms of the Credit Agreement.

Exhibit C-4

[Consent to:][11]

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____
    Name: _____
    Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____
    Name: _____
    Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____
    Name: _____
    Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____
    Name: _____
    Title: _____

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____
    Name: _____
    Title: _____

---

[11] To be added only if the consent of the Borrowers are required under Section 12.06(b)(iii)(A).

Exhibit C-5

ANNEX 1 TO ASSIGNMENT AND ASSUMPTION

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrowers, any Subsidiaries or Affiliates of the Borrowers or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by Borrowers, any Subsidiaries or Affiliates of the Borrowers or any other Person of any of their respective obligations under any Loan Document.

1.2 Assignee. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under Section 12.06 (b)(iii), (v) and (vi) of the Credit Agreement (subject to such consents, if any, as may be required under Section 12.06(b)(iii) of the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 7.10 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

Exhibit C-6

2.   Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to, but excluding the Effective Date, and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3.   General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

Exhibit C-7

EXHIBIT D

FORM OF FACILITY EXTENSION REQUEST

JPMorgan Chase Bank, N.A.
as Administrative Agent
383 Madison Avenue, 24th Floor
New York, NY 10179
Attention: Marc Costantino
Tel: (212) 622-8167
Email: marc.costantino@jpmorgan.com

[_____ __], 2016

Ladies and Gentlemen:

  This Facility Extension Request (the "Request") is executed and delivered by FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively "Borrowers" and each a "Borrower"), to JPMorgan Chase Bank, N.A. ("Administrative Agent"), pursuant that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as it may be amended, modified, supplemented, restated or amended and restated from time to time, the "Agreement") entered into by and among Borrowers, Administrative Agent and the Lenders from time to time party thereto. Capitalized terms not defined herein shall have the meanings assigned to such terms in the Agreement.

  Borrowers hereby notify you that they elect to extend the Maturity Date to [_____], 201_ (the "Extension").

  In connection with the Extension elected hereby, each Borrower hereby represents, warrants, and certifies to Administrative Agent that:

  a) This Request is being delivered not less than thirty (30) but no more than ninety (90) days, prior to the Stated Maturity Date;

  b) No Default or Event of Default exists and is continuing either as of the Extension Effective Date or after giving effect to any extension of the Stated Maturity Date, on such date;

  c) All representations and warranties of the Borrowers set forth in the Agreement are true and correct in all material respects as of the date hereof, except to the extent such representations and warranties were made as of a specified date, in which case such representation and warranty was true and correct as of such specified date; and

Exhibit D-1

d)   Prior to the effectiveness of the Extension requested hereby, the Borrowers shall (i) pay the facility extension fee required pursuant to Section 2.17(g) of the Agreement and any other reasonable fees and expenses required by Section 2.17(h) of the Agreement, (ii) deliver the Officer's Certificate required by Section 2.17(b) of the Agreement, and (iii) comply with any requirements of Sections 2.17(c) through 2.17 (e), and 2.17(i) of the Agreement with respect to the Loan to Value Ratios for the Collateral Properties, Debt Service Coverage Ratios, Net Operating Income, and Title Policy endorsements, respectively.

In the event that between the date hereof and the Extension Effective Date, a Default or Event of Default should occur or any event should occur which would cause or result in Borrowers to otherwise fail to meet the requirements of Section 2.17 of the Agreement, Borrower shall promptly notify Administrative Agent. Absent such notice, this Request shall be a representation that no such event shall have occurred during such time and that all conditions set forth in Section 2.17 of the Agreement shall have been satisfied as of the Extension Effective Date.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGES FOLLOW]

<u>**Borrowers**</u>
:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

Exhibit D-3

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____
　　　Name:　_____
　　　Title:　_____

Accepted and Approved:

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

By: _____

      Name: _____

      Title: _____

EXHIBIT E-1

FORM OF ANNUAL RESPONSIBLE OFFICER'S CERTIFICATE

_____ __, 201_

JPMorgan Chase Bank, N.A., as Administrative
Agent for the Lenders party to the Credit
Agreement referred to below
Loan and Agency Services Group
Attention: [Lydia Gomez]
1111 Fannin Street, Floor 12
Houston, TX 77002
Tel: 1 877 293 0955
covenant.compliance@jpmchase.com

Ladies and Gentlemen:

Pursuant to Section 7.10(b) of that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement;" the terms defined therein being used herein as therein defined), among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively as "Borrowers" and each a "Borrower"), the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as Administrative Agent, Swingline Lender and Issuing Bank, each of the undersigned, each a Responsible Officer of each Borrower, hereby certifies that:

1.   Each of the undersigned has reviewed the terms of the Loan Documents, and has made, or caused to be made under his or her supervision, a review in reasonable detail of the transactions and financial condition of the Borrowers during the accounting period covered by the financial statements identified below.

2.   No Default or Event of Default has occurred as of the date hereof.[1]

3.   The financial statements, operating statements, reports and copies of certain instruments and documents attached hereto as Exhibit A, namely,

A.   Borrowers' annual profit and loss statement, dated December 31, 201_

B.   Borrowers' annual balance sheet, dated December 31, 201_

---

[1] If a Default or Event of Default exists or existed, specify (i) the nature and period of such Default or Event of Default and (ii) the action taken, being taken or proposed to be taken with respect thereto.

C.   Collateral Property operating statements[2], dated December 31, 201_

delivered pursuant to Section 7.10(b) of the Credit Agreement, are true, correct and complete copies thereof, and fairly present the financial condition and operations of the Borrowers and the Collateral Properties on a consolidated basis in accordance with GAAP consistently applied.[3]

4.   Attached hereto as Schedule 1 are:

(a)   calculations, set forth in reasonable detail, of the Debt Service Coverage Ratio,

(b)   a comparison of the income and expenses contained in the prior Fiscal Year's Approved Annual Budget and the actual income and expenses for the prior Fiscal Year, and

(c)   an annual occupancy report for such year, including the average daily room rate for such year,

all as required by Section 7.10(b) of the Credit Agreement.

---

[2] Also containing an operating statement of the Collateral Properties taken as whole.
[3] State whether any change in GAAP or in the application thereof has occurred since the date of the last audited financial statements delivered pursuant to Section 7.10 of the Credit Agreement and, if any such change has occurred, specify the effect of such change on the financial statements attached hereto.

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____

    Name: _____

    Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____

    Name: _____

    Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____

    Name: _____

    Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____

    Name: _____

    Title: _____

Exhibit E-1-3

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____
       Name: _____
       Title: _____

Exhibit A

[financial statements, operating statements and other related document attachments]

Schedule 1

[calculations, income and expense comparison and annual occupancy report]

EXHIBIT E-2

FORM OF QUARTERLY RESPONSIBLE OFFICER'S CERTIFICATE

_____ __, 201_

JPMorgan Chase Bank, N.A., as Administrative
Agent for the Lenders party to the Credit
Agreement referred to below
Loan and Agency Services Group
Attention: [Lydia Gomez]
1111 Fannin Street, Floor 12
Houston, TX 77002
Tel: 1 877 293 0955
covenant.compliance@jpmchase.com

Ladies and Gentlemen:

Pursuant to Section 7.10(c) of that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement;" the terms defined therein being used herein as therein defined), among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively as "Borrowers" and each a "Borrower"), the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as Administrative Agent, Swingline Lender and Issuing Bank, each of the undersigned, each a Responsible Officer of each Borrower, hereby certifies that:

1.   Each of the undersigned has reviewed the terms of the Loan Documents, and has made, or caused to be made under his or her supervision, a review in reasonable detail of the transactions and financial condition of the Borrowers during the accounting period covered by the financial statements identified below.

2.   No Default or Event of Default has occurred as of the date hereof.[1]

3.   The financial statements, operating statements, reports and copies of certain instruments and documents attached hereto as Exhibit A, namely,

A.   Quarterly Collateral Property operating statements,[2] dated _____, 201_

B.   Year-to-date Collateral Property operating statements, dated _____, 201_

---

[1] If a Default or Event of Default exists or existed, specify (i) the nature and period of such Default or Event of Default and (ii) the action taken, being taken or proposed to be taken with respect thereto.

[2] Also containing a quarterly operating statement of the Collateral Properties taken as whole

delivered pursuant to Section 7.10(c) of the Credit Agreement, are true, correct, accurate and complete copies thereof, and fairly present the financial condition and operations of the Borrowers and the Collateral Properties on a consolidated basis in accordance with GAAP consistently applied.[3]

4.   Attached hereto as <u>Schedule 1</u> are:

(a)   a report of occupancy for the subject quarter including an average daily rate, and any and all franchise inspection reports received by any Borrower during the subject quarter,

(b)   a detailed explanation of any variances which are both (I) ten percent (10%) or more and (II) in excess of $50,000 between budgeted and actual amounts for any Collateral Property,

(c)   calculations, set forth in reasonable detail, of the Debt Service Coverage Ratio, and

(d)   a Smith Travel Research STAR Report or similar market benchmarking service for each Collateral Property,

all as required by Section 7.10(c) of the Credit Agreement.

---

[3] State whether any change in GAAP or in the application thereof has occurred since the date of the last audited financial statements delivered pursuant to Section 7.10 of the Credit Agreement and, if any such change has occurred, specify the effect of such change on the financial statements attached hereto.

IN WITNESS WHEREOF, the undersigned Responsible Officer has executed this Certificate as of the date first set forth herein.

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____
       Name: _____
       Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____
       Name: _____
       Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____
       Name: _____
       Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____
       Name: _____
       Title: _____

Exhibit E-2-3

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

Exhibit A

[financial statements, operating statements and other related document attachments]

Schedule 1

[calculations, income and expense comparison, quarterly occupancy report and STAR Report]

EXHIBIT E-3

FORM OF [EXTENSION] [COLLATERAL RELEASE]
RESPONSIBLE OFFICER'S CERTIFICATE

_____ __, 201_

JPMorgan Chase Bank, N.A., as Administrative
Agent for the Lenders party to the Credit
Agreement referred to below
Loan and Agency Services Group
Attention: [Lydia Gomez]
1111 Fannin Street, Floor 12
Houston, TX 77002
Tel: 1 877 293 0955
covenant.compliance@jpmchase.com

Ladies and Gentlemen:

Pursuant to Sections [2.17(b) and 2.17(c)][2.18(g)(iii)] of that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement;" the terms defined therein being used herein as therein defined), among FelCor/JPM Hospitality (SPE), L.L.C., a Delaware limited liability company, DJONT/JPM Hospitality Leasing (SPE), L.L.C., a Delaware limited liability company, FelCor/JPM Boca Raton Hotel, L.L.C., a Delaware limited liability company, DJONT/JPM Boca Raton Leasing, L.L.C., a Delaware limited liability company and Miami AP Hotel L.L.C., a Delaware limited liability company (collectively as "Borrowers" and each a "Borrower"), the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, as Administrative Agent, Swingline Lender and Issuing Bank, each of the undersigned, each a Responsible Officer of each Borrower, hereby certifies that:

1.   All representations and warranties of Borrowers set forth in the Credit Agreement are true and correct in all material respects as of the date hereof, except to the extent such representations and warranties were made as of a specified date, in which case such representation and warranty shall have been true and correct as of such specified date.

2.   No Default or Event of Default has occurred and is continuing, as of the date hereof and no Default or Event of Default would exist after giving effect to the release of such Collateral Property.[1]

3.   Attached hereto as Schedule 1 are true, correct and complete calculations, which calculations demonstrate the Borrowers' compliance with the covenants and financial ratios as

---

[1] If a Default or Event of Default exists or existed, specify (i) the nature and period of such Default or Event of Default and (ii) the action taken, being taken or proposed to be taken with respect thereto.

required by [Section 2.17(c) through (f) of the Credit Agreement as of the Extension Effective Date] [Section 2.18(d), (e) and (g) of the Credit Agreement after giving effect to such release].

[4.   The release of Lien of the applicable Collateral Property and all other documentation delivered by Borrowers to Administrative Agent in connection with such release is in compliance with all applicable Legal Requirements.

5.   The release will not impair or otherwise adversely affect the Liens, security interests and other rights of the Administrative Agent and Lenders under the Loan Documents not being released (or as to the parties to the Loan Documents and Collateral Properties subject to the Loan Documents not being released).][2]

---

[2] Paragraphs 4 and 5 shall be included when Officer's Certificate is being delivered in connection with a Collateral Property Release.

IN WITNESS WHEREOF, the undersigned Responsible Officer has executed this Certificate as of the date first set forth herein.

Borrowers:

FELCOR/JPM HOSPITALITY (SPE), L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

DJONT/JPM HOSPITALITY LEASING (SPE), L.L.C.
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

FELCOR/JPM BOCA RATON HOTEL, L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

DJONT/JPM BOCA RATON LEASING, L.L.C.,
a Delaware limited liability company

By: _____

      Name: _____

      Title: _____

MIAMI AP HOTEL L.L.C.,
a Delaware limited liability company

By: _____

       Name: _____

       Title: _____

Schedule 1

[calculations]

EXHIBIT G

FORM OF ACCOUNTS NOTICE

Tenant Notice Letter

_____, 201_

[Addressee]

Re: Payment Direction Letter for [INSERT ADDRESS OF PROPERTY](the "Property")

Dear [_____]:

_____, a _____ ("Borrower"), the [owner]/[ground lessee]/ [operating lessee] of the Property, has mortgaged the Property to JPMorgan Chase Bank, N.A., a national banking association as Administrative Agent (together with its successors and assigns, "Administrative Agent") for certain lenders pursuant to that certain Amended and Restated Revolving Credit Agreement, dated as of December 19, 2012, by and among Borrower, certain other borrowers and Administrative Agent for such lenders, and has agreed that all rents due for the Property will be paid directly to a bank selected by Borrower and approved by Administrative Agent. Therefore, from and after the date hereof, all rent to be paid by you under the Lease between Borrower and you (the "Lease") should be sent directly to the following address:

> JPMorgan Chase Bank, N.A,
> Loan and Agency Services Group
> 1111 Fannin, 8th Floor
> Houston, TX 77002
> Attention: [_____]
>
> or by wire transfer to:
>
> Bank: JPMorgan Chase Bank, N.A.
> ABA No.: [_____]
> Account No.: [_____]
> Account Name: [_____]

All checks should be made out to "_____".

These payment instructions cannot be withdrawn or modified without the prior written consent of Administrative Agent or pursuant to a joint written instruction from Borrower and Administrative Agent. Until you receive written instructions from Lender or Administrative Agent, continue to send all rent payments due under the Lease to the address set forth above. All rent payments must be delivered to the address set forth above no later than the day on which such amounts are due under the Lease. If you have any questions concerning this letter, please contact Borrower at the address listed above. We appreciate your cooperation in this matter.

[INSERT NAME OF APPLICABLE BORROWER]

By: _____
        Name:
        Title: